As filed with the Securities and Exchange Commission on July 17, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ] **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

Or

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2007

Or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Or

[ ] **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring the shell company report

Commission file number: 001-31609

TELKOM SA LIMITED

(Exact name of Registrant as specified in its charter)

THE REPUBLIC OF SOUTH AFRICA

(Jurisdiction of incorporation or organization)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(27)(12)311-3566
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing four (4) Ordinary Shares, par value R10 per share	New York Stock Exchange, Inc.
Ordinary Shares, par value R10 per share	New York Stock Exchange, Inc.*

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value R10 per share	509,769,452
Class A Ordinary Share, par value R10 per share	1
Class B Ordinary Share, par value R10 per share	1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[x] Yes [ ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes [x] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[x] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [x] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes [x] No

EXPLANATORY NOTE

The consolidated financial statements of the Telkom Group and Vodacom as of and for the years ended March 31, 2006 and 2005, including the applicable notes thereto, contained in Item 18. "Financial Statements" of this Annual Report on Form 20-F and the consolidated financial information of the Telkom Group and Vodacom as of and for the years ended March 31, 2006, 2005 and 2004 contained herein have been adjusted from those consolidated financial statements previously presented to reflect changes in accounting policy. In addition, the Telkom Group US GAAP income statement and balance sheet have been restated for the 2006 and 2005 financial years as the group retrospectively adopted SFAS123(R), share based payments, as of April 1, 2006. The Telkom Group balance sheet for the 2006 and 2005 financial years has also been restated to reclassify certain deferred tax balances from non-current assets and liabilities to current assets and liabilities in accordance with the requirements of SFAS109. Amounts in accordance with US GAAP in respect of the 2004 financial year have not been restated. In addition, the Vodacom Group US GAAP income statement and balance sheet have been restated for the 2006, 2005 and 2004 financial years as the group retrospectively adopted SFAS123(R), share based payments as of April 1, 2006. The consolidated financial statements and related financial information of the Telkom Group and Vodacom as of and for the year ended March 31, 2003 cannot be provided without unreasonable effort or expense due to certain changes in accounting policy and restatements in the 2006 financial year described in the Telkom Group's Annual Report on Form 20-F for the year ended March 31, 2006 filed with the SEC (the "2006 Annual Report"). The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the changes in accounting policy that ended prior to the year ended March 31, 2007. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors' reports and related financial information contained in such reports should no longer be relied upon. For a description of the changes in accounting policy, see note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included herein.

Unless the context requires otherwise, references to "we", "us", "our" and the "Telkom Group" in this annual report refer to Telkom SA Limited and its subsidiaries and its 50% interest in Vodacom, and references to "Telkom" in this annual report refer only to Telkom SA Limited. References to "Vodacom" in this annual report refer to Telkom's 50% owned joint venture, Vodacom Group (Pty) Limited, and its subsidiaries. We do not control Vodacom, the management of which requires consensus agreement among its shareholders who are party to Vodacom's joint venture agreement.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Many of the statements included in this annual report, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking.

These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. "Key Information – Risk Factors", including, but not limited to, increased competition in the South African telecommunications market; developments in the regulatory environment; the significant political, economic, regulatory and legal risks associated with Vodacom's and Telkom's investments outside South Africa; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Telkom's and Vodacom's ability to expand their operations and make acquisitions and investments in other African countries; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our negative working capital; continuing rapid changes in technology and delays in the implementation of new technologies; our ability to reduce high rates of theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government's other positions in the telecommunications industry; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.

TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART I

Item 1.   Identity of directors, senior management and advisors

Not applicable.

Item 2.   Offer statistics and expected timetable

Not applicable.

Item 3.   Key information

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF THE TELKOM GROUP

The following table sets forth selected historical consolidated financial and other data of the Telkom Group as of and for each of the periods set forth therein. Information in the following table includes our 50% interest in the results, assets, liabilities and equity of Vodacom, which we proportionately consolidate. Unless otherwise indicated, fixed-line statistical data is derived from the results of operations of our fixed-line segment, which provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, TDS Directory Operations, previously Telkom Directory Services; wireless data services through our wholly owned subsidiary, Swiftnet; and internet services outside South Africa through our newly acquired wholly owned subsidiary, Africa Online.

The Telkom Group's consolidated financial information discussed below reflects the following changes to the basis of preparation:

- the adoption of revised IAS21 and IAS39 and the adoption of new IFRIC4, which are applicable for financial years beginning on or after January 1, 2006; and
- the adoption of new IFRIC7, which is applicable for financial periods beginning on or after March 1, 2006.

For a more detailed description of these items, please refer to note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.

In addition, the Telkom Group US GAAP income statement and balance sheet have been restated for the 2006 and 2005 financial years as the group retrospectively adopted SFAS123(R), share based payments, as of April 1, 2006. The Telkom Group balance sheet for the 2006 and 2005 financial years has also been restated to reclassify certain deferred tax balances from non-current assets and liabilities to current assets and liabilities in accordance with the requirements of SFAS109. Amounts in accordance with US GAAP in respect of the 2004 financial year have not been restated.

The selected financial information presented below as of and for the years ended March 31, 2006, 2005 and 2004 has been adjusted to reflect changes in accounting policy. The consolidated financial statements and related financial information of the Telkom Group and Vodacom as of and for the year ended March 31, 2003 cannot be provided without unreasonable effort or expense due to certain changes in accounting policy and restatements in the 2006 financial year described in the 2006 Annual Report. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the changes in accounting policy that ended prior to the year ended March 31, 2007. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors' reports and related financial information contained in such reports should no longer be relied upon.

The following selected historical consolidated financial data of the Telkom Group as of and for each of the three years ended March 31, 2007 was extracted from the Telkom Group's consolidated financial statements included in this annual report, which have been audited by Ernst & Young Inc., Registered Auditors, Chartered Accountants (SA). The following selected historical consolidated financial data of the Telkom Group as of and for the year ended March 31, 2004 was extracted from the Telkom Group's consolidated financial statements not included in this annual report, which have also been audited by Ernst & Young Inc., Registered Auditors, Chartered Accountants (SA).

The consolidated financial statements of the Telkom Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differs in certain respects from US Generally Accepted Accounting Principles, or US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the Telkom Group and a reconciliation to US GAAP of net income and shareholders' equity, see note 46 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years ended March 31, 2007 included in this annual report.

EBITDA represents profit for the year before taxation, finance charges, investment income and depreciation, amortization, impairment and write-offs. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. In addition, the calculation of EBITDA for the maintenance of our covenants contained in our TL20 bond is based on accounting policies in use, consistently applied, at the time the indebtedness was incurred. As a result, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the table below.

Fixed access lines are comprised of public switched telecommunications network lines, or PSTN lines, including integrated services digital network channels, or ISDN channels, prepaid lines, ADSL lines and public and private payphones, but excluding internal lines in service. We calculate fixed-line penetration, or teledensity, based on the total number of telephone lines in service at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid year in the periods indicated as published by Statistics South Africa, a South African governmental department. We calculate fixed-line traffic, other than international outgoing mobile traffic, international interconnection traffic and international voice over internet protocol traffic, by dividing traffic operating revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices. International voice over internet protocol traffic is based on the traffic reflected in invoices. We calculate revenue per fixed access line by dividing total fixed-line revenue during the period, excluding data and directories and other revenue, by the average number of fixed access lines in service during the period. We calculate our number of fixed-lines per fixed-line employee on the basis of fixed access lines in service at period end divided by the number of employees of Telkom at period end.

Rand amounts as of and for the year ended March 31, 2007 have been translated into Dollars solely for your convenience at R7.29 per $1.00, the Rand noon buying rate discussed in Item 3. "Key Information – Exchange Rates" on March 30, 2007, the last business day prior to the date of the Telkom Group's most recent consolidated balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

You should read the following information together with Item 3. "Key Information – Risk Factors", Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.

THE TELKOM GROUP

	Year ended March 31,				
	2004	2005	2006	2007	2007
	ZAR	ZAR	ZAR	ZAR	USD
	(in millions, except per share amounts)				
Income Statement Data					
Amounts in accordance with IFRS					
Operating revenue	**40,582**	**43,160**	**47,625**	**51,619**	**7,081**
Other income[1]	**255**	**280**	**480**	**384**	**53**
Operating expenses	**(31,499)**	**(32,179)**	**(33,428)**	**(37,533)**	**(5,149)**
Employee expenses[2]	(7,408)	(8,111)	(7,489)	(8,454)	(1,160)
Payments to other operators	(5,985)	(6,132)	(6,826)	(7,590)	(1,041)
Selling, general and administrative[3]	(7,665)	(8,824)	(10,273)	(12,902)	(1,770)
Services rendered	(2,269)	(2,021)	(2,114)	(2,291)	(314)
Operating leases	(924)	(803)	(850)	(981)	(135)
Depreciation, amortization, impairments and write-offs[4]	(7,248)	(6,288)	(5,876)	(5,315)	(729)
Operating profit	**9,338**	**11,261**	**14,677**	**14,470**	**1,985**
Investment income	322	350	397	235	32
Finance charges[3]	(3,264)	(1,694)	(1,223)	(1,125)	(154)
Profit before tax	**6,396**	**9,917**	**13,851**	**13,580**	**1,863**
Taxation	(1,738)	(3,082)	(4,523)	(4,731)	(649)
Profit for the year	**4,658**	**6,835**	**9,328**	**8,849**	**1,214**
Attributable to:					
Equity holders of Telkom	4,589	6,752	9,189	8,646	1,186
Minority interest	69	83	139	203	28
Weighted average number of ordinary shares outstanding					
Basic	557	541	526	514	514
Diluted	557	543	529	516	516
Earnings per share (cents)					
Basic	823.9	1,246.9	1,746.1	1,681.0	230.6
Diluted	823.9	1,244.5	1,736.6	1,676.3	229.9
Dividends per share (cents)	**90.0**	**110.0**	**900.0**	**900.0**	**123.5**
Amounts in accordance with US GAAP		RESTATED	RESTATED		
Operating revenue	30,541	30,887	32,035	32,540	4,464
Operating income	6,853	8,123	10,278	9,097	1,248
Net income	4,215	6,185	8,870	8,394	1,151
Earnings per share (cents)					
Basic	756.7	1,142.2	1,685.4	1,632.0	223.8
Diluted	756.7	1,140.0	1,676.3	1,627.5	223.2

	As of March 31,				
	2004	**2005**	**2006**	**2007**	**2007**
	ZAR	**ZAR**	**ZAR**	**ZAR**	**USD**
			(in millions)		
Balance Sheet Data					
Amounts in accordance with IFRS					
Total assets	**53,174**	**57,597**	**57,544**	**59,146**	**8,113**
Current assets	11,423	15,045	12,731	10,376	1,423
Cash and cash equivalents	3,218	3,210	4,948	749	103
Other current assets	8,205	11,835	7,783	9,627	1,320
Non-current assets	41,751	42,552	44,813	48,770	6,690
Total liabilities[5]	**31,346**	**31,236**	**28,078**	**27,138**	**3,722**
Current liabilities[6]	14,639	17,366	15,687	18,584	2,549
Short-term debt[5][6]	4,473	5,408	4,161	6,467	887
Other current liabilities	10,166	11,958	11,526	12,117	1,662
Non-current liabilities[7]	16,707	13,870	12,391	8,554	1,173
Long-term debt[5][7]	12,703	9,504	7,655	4,338	595
Other non-current liabilities	4,004	4,366	4,736	4,216	578
Total equity	**21,828**	**26,361**	**29,466**	**32,008**	**4,391**
Attributable to:					
Equity holders of Telkom	21,628	26,141	29,165	31,724	4,352
Minority interest	200	220	301	284	39
Amounts in accordance with US GAAP		**RESTATED**	**RESTATED**		
Total assets	47,940	52,766	52,452	52,660	7,223
Total liabilities	27,179	28,122	25,158	24,167	3,314
Shareholders' equity	20,608	24,489	27,135	28,320	3,885

	Year ended March 31,				
	2004	**2005**	**2006**	**2007**	**2007**
	ZAR	**ZAR**	**ZAR**	**ZAR**	**USD**
			(in millions)		

Cash Flow Data

Amounts in accordance with IFRS

Cash flows from operating activities	13,884	15,711	9,506	9,356	1,283
Cash flows from investing activities	(5,423)	(6,306)	(7,286)	(10,412)	(1,428)
Cash flows from financing activities	(6,481)	(9,897)	(258)	(2,920)	(401)

Other Data

Amounts in accordance with IFRS

EBITDA[8]	16,586	17,549	20,553	19,785	2,714
Total debt (at period end)[5][9]	17,176	14,912	11,816	10,805	1,482
Capital expenditures excluding intangibles	4,936	4,464	6,310	8,648	1,186
Capital expenditures including intangibles	5,368	5,851	7,506	10,249	1,406

	Year ended March 31,				
	2003	**2004**	**2005**	**2006**	**2007**

Fixed-Line Statistical Data

Fixed access lines (thousands) (at period end)[10]	**4,709**	**4,680**	**4,726**	**4,708**	**4,642**
Postpaid[10]					
PSTN[11]	3,197	3,048	3,006	2,996	2,971
ISDN channels	516	601	664	693	718
Prepaid	817	856	887	854	795
Payphones[12]	179	175	169	165	158
Fixed-line penetration rate (%) (at period end)[10] .	**10.4**	**10.1**	**10.1**	**10.0**	**9.8**
Revenue per fixed access line (ZAR)[10]	**5,157**	**5,341**	**5,250**	**5,304**	**5,275**
Total fixed-line traffic (millions of minutes)[13] . . .	**32,868**	**32,942**	**31,706**	**31,015**	**29,344**
Local	20,396	20,547	19,314	18,253	16,655
Long distance	4,728	4,616	4,453	4,446	4,250
Fixed-to-mobile	4,135	3,980	3,911	4,064	4,103
International outgoing	439	427	415	515	558
International voice over internet protocol	–	25	89	83	38
Interconnection	3,170	3,347	3,524	3,654	3,740

Data Communications Services (at period end)

Managed network sites	7,729	9,061	11,961	16,887	21,879
Internet dial-up subscribers	98,690	142,208	202,410	228,930	210,453
Internet ADSL subscribers	–	8,559	22,870	53,997	92,140
Internet satellite subscribers	–	192	1,427	1,981	2,420
Total ADSL subscribers[14]	2,632	20,145	58,278	143,509	255,633

Number of full-time, Telkom employees (at period end)[15]	**35,361**	**32,358**	**28,972**	**25,575**	**25,864**
Fixed-lines per Telkom employee (at period end)[10][15]	133	145	163	184	180

(1) Other income includes profit and losses on disposal of investments, property, plant and equipment and intangible assets.

(2) Employee expenses include workforce reduction expenses of R24 million, R88 million, R961 million and R302 million in the years ended March 31, 2007, 2006, 2005 and 2004, respectively.

(3) In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom's arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed. In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to Telkom's arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges.

(4) Depreciation, amortization, impairments and write-offs include costs in respect of write-offs of R284 million, R188 million, R210 million and R201 million in the 2007, 2006, 2005 and 2004 financial years, respectively.

(5) As of March 31, 2007, R4.5 billion of our debt was guaranteed by the Government of the Republic of South Africa.

(6) Includes short-term portion of finance leases and utilized credit facilities.

(7) Includes long-term portion of finance leases.

(8) EBITDA can be reconciled to profit for the year as follows:

	Year ended March 31,				
	2004	2005	2006	2007	2007
	ZAR	ZAR	ZAR	ZAR	USD
			(in millions)		
EBITDA	**16,586**	**17,549**	**20,553**	**19,785**	**2,714**
Depreciation, amortization, impairments and write-offs	(7,248)	(6,288)	(5,876)	(5,315)	(729)
Investment income	322	350	397	235	32
Finance charges	(3,264)	(1,694)	(1,223)	(1,125)	(154)
Taxation	(1,738)	(3,082)	(4,523)	(4,731)	(649)
Profit for the year	**4,658**	**6,835**	**9,328**	**8,849**	**1,214**
Attributable to:					
Equity holders of Telkom	4,589	6,752	9,189	8,646	1,186
Minority interest	69	83	139	203	28

(9) Includes short-term and long-term debt, finance lease obligations and utilized credit facilities.

(10) Fixed access lines are comprised of PSTN lines, including ISDN lines and payphones, but excluding Telkom internal lines in service. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels. Restated revenue per fixed access lines for the 2003 financial year is unaudited.

(11) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.

(12) Includes public and private payphones.

(13) Traffic includes dial up internet traffic.

(14) Excludes Telkom internal ADSL services of 523, 249, 254, 168 and 37 as of March 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(15) Includes employees of Telkom only.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL

AND OTHER DATA OF VODACOM GROUP

The following table sets forth selected consolidated financial and other data of Vodacom as of and for each of the periods set forth therein. Information in the Vodacom table reflects 100% of Vodacom's results of operations. Unless otherwise indicated, information with respect to Vodacom's other African operations in the Vodacom table reflects 100% of the operations of Vodacom's subsidiaries in Lesotho, Tanzania and Mozambique. Vodacom Congo was fully consolidated as a subsidiary in Vodacom's consolidated financial statement effective April 1, 2004 after certain clauses granting the outside shareholders participating rights had been removed from the Vodacom Congo shareholders agreement. As a result, unless otherwise indicated, information with respect to Vodacom Congo in the table reflects Vodacom's 51% interest in Vodacom Congo that was proportionately consolidated in Vodacom's consolidated financial statements in the year ended March 31, 2004 and 100% of Vodacom Congo in the years ended March 31, 2007, 2006 and 2005. We proportionately consolidate our 50% interest in Vodacom in the Telkom Group's consolidated financial statements. Vodacom's other operating income, direct network operating costs, depreciation, staff expenses, marketing and advertising expenses, general administration expenses, amortization of intangible assets and integration costs, disposal of operations and impairments are presented as separate line items in Vodacom's consolidated financial statements, but have been combined under the heading "operating expenses" in the table set forth below.

Vodacom's consolidated financial information discussed below reflects the following changes to the basis of preparation:

- the early adoption of the revised and new IFRS8 and IFRIC8, respectively, which are applicable for the financial years beginning on or after May 1, 2006 and January 1, 2009, respectively;

- the adoption of revised IAS21 and IAS39, which are applicable for financial years beginning on or after January 1, 2006; and

- the adoption of new IFRIC7, which is applicable for financial periods beginning on or after March 1, 2006.

For a more detailed description of these items, please refer to Item 5. "Operating and Financial Review and Prospects" and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.

In addition, the Vodacom Group US GAAP income statement and balance sheet have been restated for the 2006, 2005 and 2004 financial years as the group retrospectively adopted SFAS123(R), share based payments, as of April 1, 2006.

The selected financial information presented below and the audited consolidated financial statements as of and for each of the three years ended March 31, 2007 reflect the above described restatements. The selected financial information and consolidated financial statements as of and for the year ended March 31, 2003 have not been presented as these cannot be provided on a restated basis, without unreasonable effort or expense due to certain changes in accounting policy and restatements in the 2006 financial year described in the 2006 Annual Report. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to March 31, 2007. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, and related financial information contained in such reports should not be relied upon.

The following selected historical consolidated financial data of Vodacom as of and for each of the three years ended March 31, 2007 have been extracted from Vodacom's consolidated financial statements included in this annual report, which were audited by Deloitte & Touche, Registered Auditors, Chartered Accountants (SA). The following selected historical consolidated financial data of

Vodacom as of and for the year ended March 31, 2004 was extracted from Vodacom's consolidated financial statements not included in this annual report, which were also audited by Deloitte & Touche, Registered Auditors, Chartered Accountants (SA).

The consolidated financial statements of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of Vodacom and a reconciliation to US GAAP of net income and shareholders' equity, see note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years ended March 31, 2007 included in this annual report.

EBITDA represents net profit, which includes profit on sale of investments, before taxation, finance charges, investment income and depreciation, amortization and impairments. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Vodacom's customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated. See Item 4. "Information on the Company – Business Overview – Mobile Communications – South Africa – Customers" for a discussion of Vodacom's procedures with respect to disconnections and inactive customers. Vodacom's churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom's South African market share is derived from Vodacom's total customers, MTN's total estimated mobile customers and Cell C's total estimated mobile customers. Vodacom calculates penetration, or teledensity, based on the total number of customers at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African governmental department. Vodacom's traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls. Vodacom's average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks. Vodacom's average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. MOU excludes calls to free services, bundled minutes and data minutes. Cumulative network capital expenditure per customer is the cumulative network capital expenditure since the launch of Vodacom's South African network divided by Vodacom's average customers in South Africa for the period.

Rand amounts as of and for the year ended March 31, 2007 have been translated into Dollars solely for your convenience at R7.29 per $1.00, the Rand noon buying rate discussed in Item 3. "Key Information – Exchange Rates," on March 30, 2007, the last business day prior to the date of Vodacom's most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

You should read the following information together with Item 3. "Key Information – Risk Factors," Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.

VODACOM GROUP

	Year ended March 31,				
	2004	2005	2006	2007	2007
	ZAR	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED	RESTATED (in millions)		
Income Statement Data					
Amounts in accordance with IFRS					
Revenue	**22,855**	**27,315**	**34,043**	**41,146**	**5,644**
Operating expenses[1]	**(17,630)**	**(20,837)**	**(25,177)**	**(30,286)**	**(4,154)**
Operating profit[2]	**5,225**	**6,478**	**8,866**	**10,860**	**1,490**
Interest, dividends and other financial income	657	623	612	1,336	183
Finance cost	(1,108)	(600)	(1,251)	(1,800)	(247)
Profit before tax	**4,774**	**6,501**	**8,227**	**10,396**	**1,426**
Taxation	(1,722)	(2,613)	(3,084)	(3,836)	(526)
Net profit	**3,052**	**3,888**	**5,143**	**6,560**	**900**
Attributable to:					
Equity shareholders	3,026	3,857	5,026	6,342	870
Minority interest	26	31	117	218	30
	RESTATED	RESTATED	RESTATED		
Amounts in accordance with US GAAP					
Net profit for the year	2,985	3,762	4,773	6,559	900

.

	As of March 31,				
	2004	2005	2006	2007	2007
	ZAR	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED	RESTATED		
			(in millions)		
Balance Sheet Data					
Amounts in accordance with IFRS					
Total assets	**20,174**	**22,595**	**24,768**	**28,470**	**3,905**
Current assets	7,323	8,706	8,689	7,626	1,046
Cash and cash equivalents	2,370	3,990	3,146	771	106
Other current assets	4,953	4,716	5,543	6,855	940
Non-current assets	12,851	13,889	16,079	20,844	2,859
Total liabilities	**12,570**	**14,707**	**16,096**	**18,823**	**2,582**
Current liabilities	10,252	11,474	13,859	15,011	2,059
Short-term debt[3]	1,617	2,203	3,036	1,380	189
Other current liabilities	8,635	9,271	10,823	13,631	1,870
Non-current liabilities	2,318	3,233	2,237	3,812	523
Long-term debt[4]	1,217	2,214	819	2,054	282
Other non-current liabilities	1,101	1,019	1,418	1,758	241
Total equity	**7,604**	**7,888**	**8,672**	**9,647**	**1,323**
Attributable to:					
Equity shareholders of Vodacom	7,511	7,759	8,389	9,426	1,293
Minority interest	93	129	283	221	30
	RESTATED	RESTATED	RESTATED		
Amounts in accordance with US GAAP					
Shareholders' equity	6,706	6,850	7,221	8,225	1,128

13

	Year ended March 31,				
	2004	**2005**	**2006**	**2007**	**2007**
	ZAR	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED	RESTATED		
			(in millions)		

Cash Flow Data

Amounts in accordance with IFRS

Cash flows from operating activities	4,790	4,150	4,501	4,858	666
Cash flows from investing activities	(3,000)	(3,374)	(4,791)	(6,584)	(903)
Cash flows from financing activities	(798)	(195)	(108)	(200)	(27)

Other Data

Amounts in accordance with IFRS

EBITDA[2][5]	7,757	9,590	11,809	14,244	1,954
Total debt (at period end)[6]	2,833	4,417	3,855	3,435	471
Capital expenditures excluding intangibles	2,891	3,288	4,699	6,137	842
South Africa	1,659	2,617	3,977	4,651	638
Other African countries	1,232	671	722	1,486	204
Capital expenditures including intangibles	3,012	3,494	5,142	7,214	990
South Africa	1,666	2,800	4,400	5,638	774
Other African countries	1,346	694	742	1,576	216

	Year ended March 31,				
	2003	**2004**	**2005**	**2006**	**2007**

Statistical Data

South Africa

Total mobile customers (thousands) (at period end)[7]	**7,874**	**9,725**	**12,838**	**19,162**	**23,004**
Contract	1,181	1,420	1,872	2,362	3,013
Prepaid	6,664	8,282	10,941	16,770	19,896
Community services telephones	29	23	25	30	95
Total inactive mobile customers (%) (at period end)[8]	**n/a**	**n/a**	**7.9**	**8.7**	**10.7**
Contract	n/a	n/a	1.5	2.4	3.1
Prepaid	n/a	n/a	9.0	9.6	11.8
Mobile churn (%)[9]	**30.4**	**36.6**	**27.1**	**17.7**	**33.8**
Contract	11.9	10.1	9.1	10.0	9.7
Prepaid	34.0	41.3	30.3	18.8	37.5
Mobile market share (%) (at period end)	**57**	**54**	**56**	**58**	**58**
Mobile penetration (%) (at period end)	**30.2**	**39.0**	**49.5**	**70.6**	**84.2**
Total mobile traffic (millions of minutes)[10]	**n/a**	**12,172**	**14,218**	**17,066**	**20,383**
Outgoing	n/a	7,647	9,231	11,354	13,638
Incoming	n/a	4,525	4,987	5,712	6,745
Mobile ARPU (ZAR)	**183**	**177**	**163**	**139**	**125**
Contract	629	634	624	572	517
Prepaid	90	90	78	69	63
Community services	1,861	2,155	2,321	1,796	902

	Year ended March 31,				
	2003	2004	2005	2006	2007
Average MOU	**101**	**96**	**84**	**74**	**69**
Contract	269	263	226	206	188
Prepaid	54	56	52	49	47
Community services	3,162	3,061	3,185	2,327	1,151
Cumulative capital expenditure per customer (ZAR) (at period end)	**1,933**	**1,720**	**1,515**	**1,257**	**1,187**
Number of mobile employees (at period end)[11]	**3,904**	**3,848**	**3,919**	**4,305**	**4,727**
Number of mobile customers per mobile employee (at period end)[11]	**2,017**	**2,527**	**3,276**	**4,451**	**4,867**
Other African countries[12]					
Total mobile customers (thousands) (at period end)[7]	**773**	**1,492**	**2,645**	**4,358**	**7,146**
Lesotho	78	80	147	206	279
Tanzania	447	684	1,201	2,091	3,247
Democratic Republic of the Congo	248	670	1,032	1,571	2,632
Mozambique	n/a	58	265	490	988
Churn (%)[9]					
Lesotho	70.6	65.1	17.3	22.3	19.0
Tanzania	13.3	30.0	29.6	28.5	35.6
Democratic Republic of Congo	24.2	20.2	23.1	28.1	30.4
Mozambique	n/a	0.3	11.3	32.2	41.7
Gross connections (thousands)					
Lesotho	76	51	70	98	119
Tanzania	262	404	746	1,353	2,092
Democratic Republic of the Congo	260	513	565	892	1,688
Mozambique	n/a	58	225	342	797
Penetration (%) (at period end)[13]					
Lesotho	4.3	5.1	7.4	12.9	17.2
Tanzania	2.2	3.3	5.1	9.2	15.8
Democratic Republic of the Congo	1.0	2.3	3.5	5.5	8.9
Mozambique	n/a	2.6	4.2	8.4	14.3
ARPU					
Lesotho (ZAR)	104	125	92	78	75
Tanzania (ZAR)	217	128	81	67	52
Democratic Republic of the Congo (ZAR)	200	150	98	86	77
Mozambique (ZAR)	n/a	110	52	36	28
Number of employees (at period end)[11]	**502**	**761**	**1,074**	**1,154**	**1,522**
Lesotho	74	68	63	67	63
Tanzania	224	316	350	438	527
Democratic Republic of the Congo	204	334	538	479	745
Mozambique	n/a	43	123	170	187
Number of mobile customers per mobile employee (at period end)[11]	**1,540**	**1,961**	**2,463**	**3,776**	**4,695**

(1) Includes other income of R119.8 million, R125.1 million, R63.8 million and R57.6 million in the years ended March 31, 2007, 2006, 2005 and 2004, respectively.

(2) Operating profit and EBITDA includes an impairment of R268 million in respect of assets in Mozambique in the 2005 financial year, a reversal of the impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique and an impairment loss of R23 million in the 2007 financial year in respect of the assets in Mozambique due to a decrease in the fair value of the assets.

(3) Includes short-term portion of finance leases, funding loans and non-interest bearing debt, as well as utilized credit facilities.

(4) Includes long-term portion of finance leases, funding loans and non-interest bearing debt.

(5) EBITDA can be reconciled to net profit as follows:

	Year ended March 31,				
	2004	2005	2006	2007	2007
	ZAR	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED	RESTATED		
	(in millions)				
EBITDA	**7,757**	**9,590**	**11,809**	**14,244**	**1,954**
Depreciation, amortization and impairments	(2,532)	(3,112)	(2,943)	(3,384)	(464)
Interest, dividends and other financial income	657	623	612	1,336	183
Finance costs	(1,108)	(600)	(1,251)	(1,800)	(247)
Taxation	(1,722)	(2,613)	(3,084)	(3,836)	(526)
Net profit	**3,052**	**3,888**	**5,143**	**6,560**	**900**
Attributable to:					
Equity shareholders of Vodacom	3,026	3,857	5,026	6,342	870
Minority interest	26	31	117	218	30

(6) Includes interest bearing and non-interest bearing debt, funding loans and utilized credit facilities.

(7) Includes inactive customers.

(8) Vodacom's inactive customers are defined as all customers registered on Vodacom's network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31, 2005. Information for prior years is unavailable. Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the 2007 financial year.

(9) Vodacom's contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer's paid active time window, or access period expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in South Africa to align itself with European and industry standards. From December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers. Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days. See Item 4."Information on the Company – Business Overview – Mobile communications" and "Information on the Company – History and development of the Company – Recent Developments – Vodacom's change in South African definition of active customers."

(10) Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 and 2004 financial years. Information for the prior year is unavailable.

(11) Vodacom had a total of 581, 469, 183, 280 and 219 temporary and contract employees as of March 31, 2007, 2006, 2005, 2004, and 2003, respectively. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa's number of employees.

(12) Includes 100% of Vodacom's operations in the Democratic Republic of the Congo.

(13) Penetration calculations are Vodacom estimates.

DIVIDENDS AND DIVIDEND POLICY

All of Telkom's issued and outstanding ordinary shares, including the class A ordinary share and the class B ordinary share, rank equal for dividends. No dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. The following table sets forth information with respect to dividends paid by Telkom. Dividends are expressed in Rands and translated, solely for the convenience of the reader, into Dollars at the Rand noon buying rate described in Item 3. "Key Information – Exchange Rates" below on the relevant dividend payment date. The actual rate that cash dividends are converted to Dollars by the depositary may not equal the Rand noon buying rate on the dividend payment date.

Year ended March 31,	Dividends paid per Ordinary Share		Dividends paid per ADS		Total dividends (millions)		Dividend cover[1]
	ZAR	USD	ZAR	USD	ZAR	USD	Cover
2007[2]	9.00[3]	1.25[3]	36.00[3]	4.99[3]	4,677.4[3]	647.8[3]	1.9x
2006[4]	9.00[5]	1.30[5]	36.00[5]	5.22[5]	4,801.2[5]	695.8[5]	1.9x
2005[6]	1.10[7]	0.18[7]	4.40[7]	0.72[7]	606.7[7]	99.1[7]	11.1x
2004[8]	0.90[9]	0.13[9]	3.60[9]	0.53[9]	501.3[9]	74.5[9]	9.2x
2003	–	–	–	–	–	–	n/a

(1) Dividend cover is calculated by dividing profit for the year attributable to equity holders of Telkom by the dividend for the year.

(2) Based on 519,711,236 ordinary shares outstanding. As of March 31, 2007, 23,086,074 of the 532,855,528 issued ordinary shares were held by Telkom's subsidiaries.

(3) Includes a 2006 financial year final ordinary dividend No. 11 of R5.00 per share and a special dividend of R4.00 per share that was paid on July 14, 2006 to shareholders registered as of July 7, 2006.

(4) Based on 533,465,571 ordinary shares outstanding. As of March 31, 2006, 23,536,579 of the 544,944,899 issued ordinary shares were held by Telkom's subsidiaries.

(5) Includes a 2005 financial year final ordinary dividend No. 10 of R4.00 per share and a special dividend of R5.00 per share that was paid on July 8, 2005 to shareholders registered as of July 1, 2005.

(6) Based on 551,509,083 ordinary shares outstanding. As of March 31, 2005, 23,566,248 of the 557,031,819 issued ordinary shares were held by Telkom's subsidiaries.

(7) Paid on July 9, 2004.

(8) Based on 557,031,819 ordinary shares outstanding. As of March 31, 2004, 3,185,736 of the 557,031,819 issued ordinary shares were held by Telkom's subsidiaries.

(9) Special dividend.

On June 13, 2007, Telkom's board of directors declared a 2007 financial year final ordinary dividend No. 12 of R6.00 per share and a special dividend of R5.00 per share to be paid on July 9, 2007 to shareholders registered as of July 6, 2007, which are not included in the table.

Telkom did not declare any dividends in the year ended March 31, 2003 prior to its initial public offering in order to repay debt and reinvest profits in its fixed-line network modernization, rehabilitation and line-rollout program.

We cannot assure you that any dividend will actually be paid in the future or what the timing or amount of any future dividends will be. Telkom's current dividend policy aims to provide shareholders with a competitive return on their investment, while assuring sufficient reinvestment of profits to enable us to achieve our strategy. Telkom may revise its dividend policy from time to time. The determination to pay dividends, and the amount of the dividends, will depend upon, among other things, the following:

- our earnings;
- our financial condition;

- our capital requirements;

- general business conditions and strategies and other investment opportunities;

- dividends received from Vodacom;

- cash flows and the availability of cash;

- net debt levels;

- interest coverage and future expectations;

- share buy back plans;

- the possible effects on our credit worthiness;

- contractual restrictions on the payment of dividends;

- the pay-out and dividend ratios of other major South African companies and other communications providers; and

- other factors our board of directors may deem relevant, including future growth prospects.

Under South African law, a company may make payments to its shareholders if authorized thereto by its organizational documents. A company may not make any payment, in whatever form, to its shareholders if there are reasonable grounds for believing that:

- the company is or would, after the payment, be unable to pay its debts as they become due in the ordinary course of business; or

- the consolidated assets of the company fairly valued, after the payment, would be less than the consolidated liabilities of the company.

Under South African law, a shareholder is liable to a company for any payments received by the shareholder from the company in violation of these restrictions.

Pursuant to Telkom's memorandum and articles of association, for so long as the Government of the Republic of South Africa is a significant shareholder, Telkom's dividend policy and all declarations of dividends and payments to shareholders must be approved by at least two of the directors appointed by the Government. Pursuant to Telkom's memorandum and articles of association, the Government is a significant shareholder for so long as it holds the class A ordinary share and at least 15% of Telkom's issued ordinary shares. This percentage is to be reduced from time to time to reflect the dilutive effect of issuances of new ordinary shares, but may not be less than 10%.

Telkom's ability to make future dividend payments will be determined based upon its financial position under IFRS. The following table sets forth a reconciliation of retained earnings in accordance with IFRS to distributable retained earnings in accordance with IFRS for the periods indicated.

	Year ended March 31,				
	2004	2005	2006	2007	2007
	ZAR	ZAR	ZAR	ZAR	USD
			(in millions)		
Retained earnings of Telkom Group in accordance with IFRS	13,482	19,232	22,904	26,499	3,635
Share of retained earnings of Vodacom	(3,918)	(4,030)	(4,292)	(4,762)	(653)
Distributable retained earnings in accordance with IFRS	**9,564**	**15,202**	**18,612**	**21,737**	**2,982**

The distribution of retained earnings of Vodacom is restricted, as Telkom requires the consent of the other shareholder of Vodacom to declare dividends. As described in Item 10. "Additional Information – Taxation," Telkom is required to pay secondary tax on companies at a flat rate of 12.5% in respect of the amount of certain dividends declared by it net of any dividends received from our joint venture and certain subsidiaries. The Government announced that the rate will be reduced to 10% with effect from October 1, 2007 and that it intends to abolish secondary tax on companies in the 2008 financial year and replace it with a withholding tax at a rate of 10%, applicable to both South African residents and non-residents. As a result of the payment of secondary tax on companies and any future withholding tax, the amount of dividends that may actually be paid is less than the amount of distributable reserves. Distributable reserves are available for distribution based on Telkom's dividend policy. Telkom's board of directors decides the amount of distributable reserves to be reinvested in operations and the amount of any remaining funds that are available for distribution to shareholders or possible share repurchases.

Telkom expects to pay any cash dividends solely in Rands. Cash dividends payable to holders of American Depository Shares, or ADSs, listed on the New York Stock Exchange will be paid to the depositary's custodian, which will convert the dividends into Dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to holders. Fluctuations in the exchange rate between Rands and Dollars and expenses of the depositary will affect the Dollar amounts actually received by holders of ADSs upon conversion by the depositary of such cash dividends.

Provided that the relevant share certificate is endorsed "non-resident" or an entry is made to such effect in the relevant electronic register, there is currently a blanket approval under the South African exchange control regulations for the free transferability of cash dividends to holders of ordinary shares or ADSs. See Item 10. "Additional Information – Exchange Controls".

In addition to the corporate tax on taxable income of South African companies at a rate of 30% for the 2005 financial year and 29% for the 2006 and 2007 financial years, South African companies pay secondary tax on companies as described above. Capitalization shares or stock dividends distributed to holders of ordinary shares do not incur secondary tax on companies. Because of this tax treatment, it has become common practice in South Africa for companies to offer capitalization shares in lieu of cash dividends. Capitalization shares are shares issued by a company, the payment for which is allocated out of the company's reserves, including share premium, or unappropriated profits.

For a discussion of the material South African and US federal income tax provisions regarding the taxation of dividends on ordinary shares and ADSs, see Item 10. "Additional Information – Taxation."

Share repurchases

As authorized by its shareholders at annual general meetings held on October 14, 2004, October 21, 2005 and October 20, 2006, Telkom is authorized to purchase up to 20% of its issued share capital. This authority is valid until Telkom's next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.

In the year ended March 31, 2007, Telkom repurchased 12,089,371 of its ordinary shares at a volume weighted average price of R132.04 per share, including costs, 1,035,506 of which are in the process of being cancelled from the issued share capital by the Registrar of Companies. In the year ended March 31, 2006, Telkom repurchased 12,086,920 of its ordinary shares at a volume weighted average price of R124.31 per share, including costs.

Between August 3, 2004 and September 15, 2004 Rossal No 65 (Pty) Limited, or Rossal, a wholly owned subsidiary of Telkom, repurchased 9,531,454 shares at a volume weighted average price of R78.49 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan. On June 4, 2004, Telkom purchased Acajou (Pty) Limited, or Acajou, a wholly

20

owned subsidiary of Telkom, for share repurchase activities other than repurchases for the Telkom conditional share plan. Between June 7, 2004 and September 30, 2004, Acajou purchased 10,849,058 shares at a volume weighted average price of R76.12 per share, including costs, which are also being held in treasury.

In terms of the South African Companies Act, 61 of 1973, a subsidiary company may acquire up to 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled.

Telkom plans on continuing its share buy back strategy based on certain criteria, including market conditions, availability of cash and other investment opportunities and needs. For additional information regarding Telkom's share repurchases, see Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

Taxation

A share repurchase and subsequent cancellation of shares by a South African company is deemed to be a dividend in terms of the South African Income Tax Act, 58 of 1962, on the difference between the nominal value of the share and the value purchased, unless purchased from the share premium of the company that does not comprise capitalized profit. As of March 31, 2007, Telkom had fully utilized its share premium for this purpose. The tax on such a deemed dividend is payable by the company at a rate of 12.5%. The Government announced that the rate will be reduced to 10% with effect from October 1, 2007 and that it intends to abolish secondary tax on companies in the 2008 financial year and replace it with a withholding tax at a rate of 10% applicable to both South Africa residents and non-residents.

EXCHANGE RATES

Unless otherwise specified, as used in this annual report:

- references to "Rand", "R", "ZAR" and "SA Cents" are to South African Rand and Cents, the currency of the Republic of South Africa;

- references to "Dollars", "$", "USD" and "US Cents" are to the United States Dollar and Cents, the currency of the United States; and

- references to the "Rand noon buying rate" are to the noon buying rates in New York City for cable transfers in Rands as certified for customs purposes by the US Federal Reserve Bank of New York expressed in Rands per $1.00.

For your convenience, this annual report contains translations of certain Rand amounts into Dollars. You should not assume, however, that Rands could have been exchanged into Dollars at any particular rate or at all. Unless otherwise stated, translations of Rand amounts into Dollars have been made at R7.29 per $1.00, the Rand noon buying rate on March 30, 2007, the last business day prior to the date of the Telkom Group's most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

The table below shows the high, low, average and end of period Rand noon buying rates for the periods indicated. The end of period Rand noon buying rate is computed on the last business day of the relevant period and the average Rand noon buying rate is computed using the Rand noon buying rate on the last business day of each month during the period indicated.

Year ended March 31,	High	Low	Average	End of period
2003	11.36	7.90	9.74	7.90
2004	8.24	6.26	7.17	6.32
2005	7.05	5.62	6.20	6.22
2006	6.90	5.96	6.43	6.15
2007	7.94	5.98	7.09	7.29
January	7.33	6.88		
February	7.28	7.07		
March	7.48	7.19		
2008				
April	7.28	6.98		
May	7.18	6.88		
June	7.27	7.04		
July (through July 13)	7.03	6.96		

On July 13, 2007, the Rand noon buying rate was R6.98 per $1.00.

Fluctuations in the exchange rate between the Rand and the Dollar will affect the Dollar amounts received by holders of American Depositary Shares, or ADSs, each representing four ordinary shares of Telkom, on conversion of dividends, if any, paid in Rands on the ordinary shares and may affect the Dollar trading price of the ADSs on the New York Stock Exchange.

RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and the consolidated financial statements of the Telkom Group and Vodacom and the related notes thereto included elsewhere in this annual report before making an investment decision with respect to Telkom's ordinary shares or ADSs.

Risks related to our business

Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline and our churn rates to increase.

Telkom is currently the only provider of residential public switched telecommunications services in South Africa. Neotel (Proprietary) Limited, or Neotel, formerly known as SNO Telecommunications (Pty) Limited, which was granted an additional license to provide public switched telecommunications services in South Africa, was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel is 30% owned by Transtel Limited, or Transtel, and Eskom Enterprises (Pty) Limited, or Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. Neotel has indicated that it will begin providing services to residential customers in the 2007 calendar year. The Government has created an infrastructure company, Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network. A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%, commenced in 2005 and is continuing. These are referred to as underserviced areas licensees, or USALs. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.

We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of Communications in September 2004 and the Electronic Communications Act, No. 36 of 2005, which came into effect on July 19, 2006. We expect that the new licensing framework included in the Electronic Communications Act will result in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. In addition, pursuant to the Electronic Communications Act and determinations issued by the Minister of Communications:

- mobile cellular operators are permitted to obtain fixed telecommunications links from parties other than Telkom;
- VANS operators and private network operators are permitted to resell the telecommunications facilities that they obtain from Telkom;
- VANS operators are permitted to allow their services for the carrying of voice, including voice over internet protocol;
- Telkom is no longer the sole provider of facilities to VANS operators; and
- licensing for the provision of payphone services has been expanded.

VANS providers are our main competitors in the data market. They provide competitive internet protocol virtual private networks and internet service provider services to the business segment. We also face competition from consumer oriented internet service providers. In addition, our data services have faced increased competition from competitors in the wireless area that offer competing broadband services, and, to a lesser extent, Sentech, which owns and operates satellite transmission systems, a packaged, always-on, bi-directional broadband service via satellite and a wireless high-speed internet service offer. Competition in the data market is expected to increase.

We expect that the introduction of number portability and carrier pre-selection could further enhance competition and increase our churn rates. As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.

Competition from the three existing mobile communications network operators in South Africa has resulted in significant customer migration and call substitution from fixed-line to mobile services. If this customer migration and call substitution continues, our growth rates, operating revenue and net profit could decline.

Telkom competes for telephone customers with the three existing mobile communications network operators, Vodacom, Mobile Telephone Network Holdings (Pty) Limited, a wholly owned subsidiary of the MTN Group Limited, or MTN, a public company listed on the JSE Limited, or JSE, and Cell C (Pty) Limited, or Cell C, which announced in June 2006 that it entered into a joint venture with Virgin Mobile. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. Following the launch of Vodacom's, MTN's and Cell C's 3G networks, mobile customers are also now able to browse the internet on a broadband platform, which provides increased competition for our data services. Telkom has experienced significant customer migration in recent years from fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service, with the increase in mobile penetration in South Africa. If this migration continues, our growth rates, operating revenue and net profit could decline.

There are significant political, economic, regulatory and legal risks associated with Vodacom's and Telkom's African investments outside of South Africa, which could adversely affect their businesses and cause their financial condition and net income to decline.

Vodacom currently has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique and Telkom recently acquired investments in Africa Online, an internet service provider active in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, and Multi-Links, which provides telecommunications services throughout Nigeria. These countries have political, economic, regulatory and legal systems that are still in the process of transformation and are subject to less developed corporate governance and business practices and more bureaucratic and regulatory delays than those in the Republic of South Africa. Many of these countries also suffer from poverty, civil strife, political conflict, corruption and political mismanagement, all of which could make it difficult for Vodacom and Telkom to comply with legal requirements, including, in the case of Telkom, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which could subject Vodacom and Telkom to fines and penalties, adversely affect their business operations, and cause the value of their investments in these countries and their revenue and net profit to decline. In particular, the Democratic Republic of the Congo has had a history of civil war and its first democratic elections only took place on July 30, 2006. The regulatory environments in these countries also often lack clarity in a number of areas and are subject to varying interpretations. Political or economic upheaval or changes in laws and regulations or in their application may harm the operations of the companies in which Vodacom and Telkom invest and impact the value of these investments.

Most of the fixed-line operators in these countries are state controlled. As a result, the mobile communications network operators in which Vodacom has invested may encounter difficulties in negotiating commercially acceptable interconnection agreements and collecting amounts due under interconnection agreements as Vodacom has experienced this in the Democratic Republic of the Congo and Tanzania. Telkom's new investments in African countries may experience similar difficulties. In addition, Vodacom's other African operations have local minority shareholders and accordingly, Vodacom is subject to risks in its dealings with local shareholders that their interests may not always be aligned with those of Vodacom. A number of jurisdictions in which Vodacom invests have also imposed price controls, particularly for interconnection, which could reduce Vodacom's net profit and cause the value of Vodacom's investments in these other African countries to decline. There are also foreign exchange control restrictions in South Africa, which may restrict Vodacom's and Telkom's ability to fund their investments in these countries, and there are foreign exchange controls in a majority of these countries, which may restrict Vodacom's and Telkom's ability to extract value from these investments.

The rapid growth in the mobile market in South Africa has resulted in a significant increase in the number of Vodacom and Telkom calls terminating on mobile networks as opposed to our fixed-line network. Vodacom's and Telkom's margins and net profit could decline if this trend continues.

Vodacom and Telkom have experienced a significant change in the traffic mix as mobile customers have increased relative to fixed-line customers. This resulted in an increasing percentage of calls from Vodacom's network terminating on other mobile networks rather than our fixed-line network. Vodacom's interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network. As a result, Vodacom's South African net interconnect revenue has been declining in recent years. Similarly, Telkom has incurred increased payments to other operators as a result of the growth in interconnection traffic for fixed-line calls terminating on mobile networks. If mobile customers continue to increase and there is little or no growth in fixed-line customers, this trend could continue and Vodacom's and Telkom's margins and net profit could decline.

The number of commercially attractive acquisition and investment opportunities for our fixed-line and mobile businesses in other African countries is limited. Moreover, the consummation of acquisitions and investments may be unsuccessful, which could have a material adverse effect on Telkom's and Vodacom's future growth.

Telkom is pursuing growth through acquisitions and investments in countries throughout the African continent and elsewhere. In addition, Vodacom intends to continue to seek future growth opportunities from acquisitions of telecommunications operators or licenses in other African countries. There are significant risks associated with Telkom's and Vodacom's ability to identify and successfully consummate acquisitions and investments. There are a limited number of acquisition and investment opportunities and there is substantial competition for the types of acquisitions and investments that would meet the criteria of Telkom and the shareholders of Vodacom. Increased competition has driven up the prices for the types of acquisition and investment opportunities Telkom and Vodacom target, which has made the identification and consummation of acquisition and investment opportunities in other African countries more difficult. In addition, South African foreign exchange control limitations could delay or prevent investments by Telkom and Vodacom in other countries. There are also a limited number of partners that are able to arrange their own funding to invest in ventures in other African countries with Telkom and Vodacom and Telkom has only recently made its first two investments outside of South Africa and accordingly, does not have prior experience investing outside of South Africa. To the extent that Telkom and Vodacom are not able to grow through other acquisitions and investments, our stock price could decline. Moreover, Telkom and Vodacom could expend a substantial amount of time and expense pursuing acquisitions they do not consummate, which could adversely affect their business, financial condition, results of operations and growth.

The expansion of Telkom's and Vodacom's operations may place a significant strain on their management, financial, technical and other resources. Their ability to manage future growth through acquisitions and investments will depend upon their ability to monitor operations, maintain effective quality, corporate governance and financial controls and significantly expand their internal management, technical and accounting systems, all of which will result in higher operating expenses. The integration of acquired communications and mobile businesses may involve, among other things, implementation and integration of management, financial reporting and control systems, some of which may be incompatible with their existing systems and therefore may need to be replaced. In addition, telecommunications operators generally experience higher customer and employee turnover rates during and after an acquisition or launch of service. We cannot assure that Telkom or Vodacom will be able to integrate successfully any businesses they may acquire.

Increased competition in the mobile communications markets in South Africa and other African countries may result in a reduction of Vodacom's average tariffs and Vodacom's market share and increased customer acquisition and retention costs, which could cause Vodacom's growth rates, revenue and net profit to decline and its churn rates to increase.

Vodacom faces intense competition in the mobile communications markets in South Africa and other African countries. At March 31, 2007, Vodacom estimates that it held approximately 58%, MTN held approximately 33% and Cell C held approximately 9% of the South African mobile communications market, based on total estimated customers. Increasing competition, together with the further liberalization of the South African telecommunications industry, may result in a reduction in Vodacom's overall average tariffs, loss of market share and increased customer acquisition and retention costs, which could cause Vodacom's growth rates, revenue and net profit to decline. In addition, the implementation of mobile number portability in the 2007 financial year and the commencement of the Electronic Communications Act could further increase competition and cause Vodacom's churn rates to increase.

If we are not able to continue to improve and maintain our management information and other systems, our ability to provide accurate and comprehensive operating information and to compete may be harmed.

Our management information systems do not provide management with certain operating data and financial information on a real-time basis that at times has made our budgeting and planning processes difficult and our current operating support system also needs to be evolved and developed to a new next generation operating support system to integrate and support Telkom's conversion to a next generation network. We also currently do not have an automated mechanism to manage and optimize Telkom's workforce dispatches and are not able to provide an end to end process of order tracking for our voice customers. In addition, our customer and other management information systems and product catalogue are not yet fully integrated and therefore are not capable of providing us with comprehensive and detailed operating information, and we are not able to provide a single bill for customers with multiple locations and products or configure products and services across voice and data domains. To address these problems, we are in the process of developing and implementing a unified customer management system capable of generating a single view of the customer and have launched a scoping exercise to address the evolution to a next generation network. In addition, we have renewed our focus on information risk management and have identified several requirements for improved security of Telkom's information technology systems. The full upgrade and integration between our various operation and support systems and improvements to security of Telkom's information technology systems are not expected to be complete until the 2008 financial year. The implementation of a solution to provide an end to end order tracking for Telkom's customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services is targeted to commence during the 2008 financial year for completion in the 2009 financial year. In addition, some of the information systems in Telkom's and Vodacom's other African operations are new and are not capable of providing management on a real-time basis with operating data and financial information. To the extent we are not able to improve our systems and fully address these vulnerabilities, our ability to provide accurate and comprehensive operating information and to compete effectively in the increasingly liberalized South African communications market may be harmed.

If we lose key personnel or if we are unable to hire and retain highly qualified employees, our business operations could be disrupted and could impact on our ability to compete successfully.

Our success, including the success of Vodacom, depends in large part on our ability to hire and retain highly qualified employees who possess the requisite qualifications and technical skills in the communications industry due to the continuous evolution and convergence of technologies. Telkom and Vodacom do not have long term employment agreements with a majority of their senior management, any of whom may terminate their employment at any time. The loss of key personnel could disrupt our business operations if we are unable to replace them with similarly qualified individuals. In April 2007, Papi Molotsane, Telkom's prior chief executive officer, left the employment of Telkom and Telkom is currently searching for a new chief executive officer, and in March 2007, Telkom's chief technical officer and chief sales and marketing officer resigned from Telkom. We expect that competition for employees in the South African communications industry will increase as new competitors enter the market, including Neotel. If we lose a number of our key employees to our competitors or are not able to continue to attract and retain highly qualified employees, our business operations could be disrupted and our ability to compete could be harmed.

We do not have the right to appoint the majority of Vodacom's directors or members of its directing committee and the Vodacom joint venture agreement contains approval rights that may limit our flexibility and ability to implement our preferred strategies.

Although we are a 50% shareholder in Vodacom, Vodafone Group Plc, or Vodafone, beneficially owns the remaining 50% interest in Vodacom. As a result, our flexibility and ability to implement our preferred strategies may be limited by the fact that we do not have the right to appoint the majority of Vodacom's directors or members of its directing committee. In addition, under our memorandum and articles of association, the Government is entitled to nominate the directors we appoint to the Vodacom board. The Vodacom joint venture agreement, which governs the relationship between Telkom and Vodafone, requires each of Vodacom's shareholders who own 10% or more of Vodacom's shares, which are currently Telkom and Vodafone, to approve certain material transactions. As a result of these factors, we may not be able to impose strategies on Vodacom that we believe to be beneficial to us without the approval of Vodafone and Telkom does not have the ability to dictate or modify Vodacom's internal control over financial reporting nor the ability in practice to conduct an assessment of Vodacom's internal control over financial reporting and has accordingly excluded them from the scope of Telkom's Sarbanes-Oxley Section 404 Management Annual Report on Internal Control over Financial Reporting.

If Vodacom does not continue to pay dividends or make other distributions to Telkom, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom's ordinary shares and ADSs to decline.

Telkom receives dividends from Vodacom which Telkom uses to fund a portion of its capital and operating expenditures, service its debt and other financial obligations and pay dividends to Telkom's shareholders. Vodacom is legally distinct from Telkom and has no obligation to pay dividends or make other distributions to Telkom. Vodacom's ability to pay dividends and make other distributions to Telkom may be restricted by, among other things, its operations and the availability of funds and the terms of credit and debt arrangements entered into by it, as well as statutory and other legal restrictions. In addition, Vodacom's ability to pay dividends or make distributions to Telkom and its other shareholder requires the approval of Vodacom's shareholders who own 10% or more of Vodacom's shares, which are currently Telkom and Vodafone. To the extent that Vodacom is unable to, or otherwise does not, pay dividends or make other distributions to Telkom in the future, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom's ordinary shares and ADSs to decline.

We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected.

We had negative consolidated working capital of approximately R8.2 billion as of March 31, 2007, compared to negative consolidated working capital of approximately R3.0 billion as of March 31, 2006 and approximately R2.3 billion as of March 31, 2005 and Vodacom had negative working capital of approximately R7.4 billion as of March 31, 2007, compared to negative working capital of approximately R5.2 billion as of March 31, 2006 and approximately R2.8 billion as of March 31, 2005. Negative working capital arises when current liabilities are greater than current assets. We intend to fund current liabilities through a combination of operating cash flows and with new borrowings and borrowings available under existing credit facilities. We had R8.7 billion available under existing credit facilities as of March 31, 2007. If we are unable to generate sufficient operating cash flows or borrowings to fund our current liabilities, our operating and financial flexibility could be impaired and we may be required to defer capital expenditures and may not be able to pay dividends and our business operations and financial condition could be negatively impacted.

Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments in technologies and equipment, which could reduce our return on investment and net profit.

The services we offer are technology intensive. The development of new technologies, such as fixed wireless services, packet radio services, 3G technologies, WiMAX Passive Optical Networks, ADSL2+ and Synchronous High bit rate Digital Subscriber Lines, could increase competition and make our technology obsolete. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may prove not to be commercially successful. In addition, changes in technology could make our existing equipment obsolete and we may not be able to obtain replacement equipment or parts or may be required to spend significant capital to replace existing equipment, which may not be available on commercially acceptable terms or at all. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer bases, which could reduce our return on investments and net profit.

If we continue to experience high rates of theft, vandalism, network fraud, payphone fraud and lost revenue due to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.

We have experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair times on our network and the network downtimes associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. Theft of cable increased significantly in the 2007 financial year due to the increase in the price of copper. We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa. If we are unable to continue to minimize theft, vandalism, network fraud and payphone fraud or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.

Delays in the development and supply of communications equipment may hinder the deployment of new technologies and services and cause our growth rates and net profit to decline.

Our operations, including the operations of Vodacom, depend in part upon the successful and timely supply of evolving fixed and mobile communications technologies. We use technologies from a number of suppliers and make significant capital investments in connection with communications technologies. If technologies are not developed or delivered by our suppliers on time or do not perform according to expectations or achieve commercial acceptance, we may be required to delay service introductions and make additional capital expenditures and we could be required to write-off investments in technology, which could cause our growth rates and net profit to decline.

Actual or perceived health risks relating to mobile handsets, base stations and associated equipment and any related publicity or litigation could make it difficult to find attractive sites for base stations and reduce Vodacom's growth rates, customer base, average usage per customer and net profit.

Concern has been expressed that the electromagnetic signals from mobile handsets, base stations and associated equipment may pose health risks. Actual or perceived risks of mobile handsets or base stations and related publicity or litigation, could make it difficult to find attractive sites for base stations and reduce Vodacom's growth rates, customer base, average usage per customer and net profit.

Risks related to Telkom's ownership by the Government of South Africa and major shareholders

Telkom's major shareholders are entitled to appoint the majority of Telkom's directors and exercise control over Telkom's strategic direction and major corporate actions.

The Government of the Republic of South Africa owned 38.9% of Telkom's issued and 40.6% of Telkom's outstanding ordinary shares plus the class A ordinary share as of June 29, 2007. Through its ownership and voting arrangements provided for in Telkom's articles of association, the Government is entitled to appoint five of Telkom's directors, and is able to exert considerable influence over Telkom's corporate governance, strategic direction and major corporate actions and to appoint directors of Telkom's subsidiaries and the Vodacom joint venture. In addition, as of June 29, 2007, the Public Investment Corporation, an investment management company wholly owned by the South African Government, held 15.2% of Telkom's issued and 15.8% of Telkom's outstanding ordinary shares, which includes 6.4% of Telkom's issued and 6.7% of Telkom's outstanding ordinary shares acquired in the market, and, through its ownership of Telkom's class B ordinary share, is entitled to appoint one of Telkom's directors.

Telkom's articles of association require Telkom to obtain written consent from the Government before taking actions that would limit Telkom's ability to provide public switched telecommunication services. Telkom's articles of association also require the approval of directors appointed by the Government in order for Telkom or any of its subsidiaries, including Vodacom, to enter into major corporate actions and transactions, including amendments to Telkom's management structure and the powers of Telkom's operating committee (which was terminated by the Telkom board at which time certain powers were delegated to the chief executive officer assisted by an executive committee), the approval of Telkom's dividend policy and payment of dividends, increases in Telkom's indebtedness beyond certain limits and changes of control. As a result, without the approval and participation of the Government, Telkom is not able to consummate transactions involving an actual or potential change of control, including transactions in which you might otherwise receive a premium for your ordinary shares or ADSs over market prices. Because the Government exercises control over Telkom, holders of ordinary shares and ADSs lack meaningful power to approve decisions of Telkom's board of directors or to influence our strategic direction and major corporate actions.

The Government of the Republic of South Africa may use its position as shareholder of Telkom and policymaker for, and customer of, the telecommunications industry in a manner that may be favorable to our competitors and unfavorable to us.

The Government of the Republic of South Africa owned 38.9% of Telkom's issued and 40.6% of Telkom's outstanding ordinary shares as of June 29, 2007. The Government also holds significant equity stakes in other industry participants, including Sentech, and has an indirect 30% equity interest in Neotel. To further its policy of liberalization of the telecommunications industry, the Government may adopt and implement policies and exercise its right to approve regulations that benefit our competitors but are not beneficial to us. In addition, to further other political or social objectives, the Government may be required to act in a manner that may be detrimental to our business but advantageous to our competitors.

The Government of the Republic of South Africa is also one of our customers. We estimate that Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directory services and other revenue, in the year ended March 31, 2007. The Government has, and in the future may, transfer its existing business to Neotel or other operators, including value added network service providers. Legislation has been enacted to centralize all procurement of telecommunications and information technology services by the Government, through one agency. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.

Risks related to regulatory and legal matters

The regulatory environment for the telecommunications industry in South Africa is evolving and regulations addressing a number of significant matters have not yet been made. The interpretation of existing regulations, the adoption of new policies or regulations that are unfavorable to us, or the imposition of additional license obligations on us, could disrupt our business operations and could cause our net profit and the trading prices of Telkom's ordinary shares and ADSs to decline.

The licensing and provision of telecommunications services in the Republic of South Africa is governed by the Electronic Communications Act, which repealed the Telecommunications Act and came into effect on July 19, 2006. While a new licensing regime was created by the Electronic Communications Act, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until they are amended or replaced by new regulations made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified, including:

- the process of converting our licenses to the new legal framework provided by the Electronic Communications Act and the extent of additional obligations and limitations that may be imposed on our converted licenses as a result of proposals by ICASA to reintroduce quality of service obligations that lapsed in 2002;

- the extent to which our fixed-line business will be required to make its facilities or access lines available to Neotel or other competitors to provide services, other than public switched telecommunications services, on a resale basis;

- the extent to which our fixed-line business may be required to unbundle its local loop;

- the legal and regulatory framework that will ultimately be established to implement the provisions of the Electronic Communications Act; and

- the additional obligations that may be imposed on us in terms of the Electronic Communications Act if we are found to be dominant in a market in which we operate.

ICASA is the regulatory body that governs the South African communications market pursuant to the Electronic Communications Act. It has been reported that ICASA may lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment. ICASA's capacity may be further strained by the workload that is imposed on it by the Electronic Communications Act. This combination of factors creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. In addition, while we believe our relationship with ICASA has improved in recent years, we had disagreements with, and cases against, ICASA in the past. We cannot predict the outcome or timing of any amendments to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us. However, changes in the regulation of telecommunications services in South Africa, the imposition of unfavorable terms in our licenses or the loss or unfavorable amendment of any license could disrupt our business operations and could cause our net profit and the trading prices of Telkom's ordinary shares and ADSs to decline.

In addition, new laws and regulations that may require our business customers to make use of suppliers complying with black economic empowerment requirements may affect us. If Telkom is not able to meet the minimum requirements of these black economic empowerment initiatives or restrictions, some of our business customers may be required or elect to obtain all or some of their telecommunications services from our competitors who may fulfill such requirements.

Any payments to Telcordia Technologies Incorporated, or Telcordia, in the damages phase of its arbitration proceedings against Telkom, Telkom will be required to fund cash flows or the incurrence of debt, which could have a material adverse effect on its financial condition and results of operations.

Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately US$130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year, which was subsequently increased to US$172 million. The arbitration proceeding relates to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end to end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of Telcordia, which was subsequently set aside by the South African High Court. On November 29, 2004, the South African Supreme Court of Appeals granted Telcordia leave to appeal. The South African Supreme Court of Appeals set aside the South African High Court's ruling, which was subsequently appealed by Telkom to the South African Constitutional Court and was dismissed by the South African Supreme Court of Appeal. As a result, the South African Supreme Court of Appeal's judgment brought to finality the dispute over the merits of Telcordia's claim against Telkom and the parties are scheduled to reconvene the arbitration solely for the purposes of determining the amount of damages to which Telcordia is entitled. The arbitration proceedings are tentatively scheduled to reconvene in September 2007.

Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provision for estimated liabilities in respect of the Telcordia claim in the sum of US$70 million (R527 million), including interest but excluding legal fees. Telkom will be required to fund any payments to Telcordia from cash flows or the incurrence of debt and the amount of any damages above Telkom's provision would increase Telkom's liabilities and decrease its net profit, which could have a material adverse effect on its financial condition, cash flows and results of operations. See Item 8 "Financial information – Legal proceedings."

Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our revenues and net profit. Vodacom's revenue and net profit could also decline if wholesale price controls are imposed on it.

Regulations made under the Telecommunications Act, which remain in effect, impose a price cap on a basket of Telkom's services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 64% of Telkom's operating revenue in the year ended March 31, 2007 was included in this basket. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from ICASA. Draft regulations on the pricing and provision of ADSL services were published by ICASA, which would, among other things, have prohibited Telkom from charging a monthly rental for providing ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any limitations on the pricing of these services, but did impose quality of service obligations on Telkom for these services related to, among other things:

• services to be provided within 30 days from application;
• the provision of uncapped local bandwidth;
• the guarantees of minimum speeds;
• the prohibition of port prioritization; and
• the prohibition of periodic resets.

These limitations on our customer tariffs limit our pricing flexibility and could reduce our net profit. Similarly, Vodacom's revenue and net profit could decline if price controls are imposed on it.

We are parties to a number of legal and arbitration proceedings, including complaints before the South African Competition Commission. If we lose these legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition.

We are parties to a number of legal and arbitration proceedings, including complaints filed by the South African Value Added Network Services Providers Association, the South African Internet Service Providers Association and other VANS, with the South African Competition Commission, alleging anti-competitive practices. If we were to lose these legal and arbitration proceedings, we could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of Telkom's annual turnover, excluding the turnover of subsidiaries and joint venture, for the financial year prior to the dates of the complaints. As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties. These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies such as the complaint launched by ORION against Telkom with the South African competition authorities relating to certain discount plans that Telkom offers and Omnilink, M-Web and Internet Solutions relating to the pricing of Telkom's products and services. See "Item 8. Financial Information – Legal Proceedings". We are not currently able to predict when these disputes may be resolved or the amount that we may eventually be required to pay, however, we have not included provisions for any of these claims in our consolidated financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If we were to lose these or future legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.

If we are required to unbundle the local loop, or are unable to negotiate favorable terms and conditions for the provision of interconnection services and facilities leasing services or ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us, our business operations could be disrupted and our net profit could decline.

Telkom is required to provide interconnection services to the mobile operators, Neotel and all other entities that lawfully provide telecommunications services in South Africa and to lease or otherwise make its telecommunications facilities available to any entity lawfully providing or utilizing telecommunications services in South Africa. Telkom will also be required to allow Neotel to use all of its telecommunications facilities for the provision of public switched telecommunications services on a resale basis and to provide shared access to the local loop for the first two years of its license. The terms and conditions for the provision of these services and facilities are, or will be, set out in interconnection agreements and facilities leasing agreements negotiated and agreed to by Telkom with these other entities. Telkom may also be required to lease or otherwise make its telecommunications facilities available to Neotel beyond the first two years. The Electronic Communications Act provides that ICASA may prescribe a framework for the unbundling of Telkom's local loop, which could significantly increase competition. The Minister of Communications published policy decisions that the process of unbundling the local loop in South Africa should be urgently implemented and completed by 2011. In addition, the Minister of Communications issued a policy decision declaring November 1, 2007 as the date from which the exclusivity provisions in our SAT-3 agreements shall be declared null and void. The Minister of Communications also announced that she intends to issue a policy direction to ICASA requiring it to prioritize and urgently prescribe a list of essential facilities, ensuring that the facilities connected to the SAT-3/WASC/SAFE submarine cables can be quickly accessed.

ICASA is entitled to issue, and has issued, regulations relating to interconnection and facilities leasing. Pursuant to the Electronic Communications Act, licensees, including Telkom and Vodacom, must, on request, interconnect with and lease electronic communications facilities to, any other licensee, unless such request is unreasonable and must enter into interconnection agreements and facilities leasing agreements for this purpose. Where the parties are unable to reach an agreement, the Electronic Communications Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the interconnection agreement, or refer the matter to the Complaints and Compliance Committee for resolution. ICASA must review any interconnection agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions. The Electronic Communications Act also empowers ICASA to impose pro-competitive conditions on operators found to have significant market power in a market or market segment or market segments that have ineffective competition, which may affect the manner in which interconnection is provided and facilities are leased by such operators, and the charges thereof, including the provision of interconnection and facilities at or near the long run incremental cost, or LRIC, of those services or facilities.

On January 29, 2007, ICASA published a consultation document for public comment and on May 17, 2007 it held a public enquiry on its intention to define relevant call termination wholesale markets. In its consultation document ICASA expressed the preliminary view that all providers of telecommunications networks, including Telkom and Vodacom, have significant market power in their call termination markets and that the appropriate price controls to be applied to the large operators, MTN, Vodacom and Telkom, is the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. On May 3, 2007, ICASA published a consultation document for public comment on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and the appropriate price controls to be applied is likely to be the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. Regulations are expected to follow in due course.

If we are required to unbundle the local loop, are unable to negotiate favorable terms and conditions for the provisions of interconnection and facilities leasing or ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us, our business operations could be disrupted and our net profit could decline.

If we are unable to recover the substantial capital and operational costs associated with the implementation of carrier pre-selection and number portability or are unable to implement these requirements in a timely manner, our business operations could be disrupted and our net profit could decline. The implementation of carrier pre-selection and number portability will also likely further increase competition and cause our churn rates to increase.

The Telecommunications Act mandates that fixed-line operators are required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. Call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator and fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom will not be able to fully implement carrier pre-selection until Neotel's interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre-selection within ten months of it being requested. In addition, the Electronic Communication Act mandates that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. It is currently expected that Telkom will be required to provide "block" number portability in the 2007 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, have not yet been published. Telkom has received a request from

Neotel to implement both "block" and individual number portability and discussions on the implementation of the required inter operator systems are under way with ICASA and Neotel. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are published. Mobile number portability was introduced on November 11, 2006. We have and will incur substantial set-up and maintenance costs in connection with the implementation of these requirements, which could disrupt our business operations. The extent of recoverability of these costs have not yet been determined and finalized by ICASA. We may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline. In addition, the implementation of these requirements will likely further increase competition and cause our churn rates to increase.

The implementation of the Regulation of Interception of Communications and Provisions of Communication-Related Information Act, or RICA, could be costly and may negatively impact the ability of Telkom and Vodacom to register customers and may require them to disconnect existing customers, causing their penetration rates, growth rates, revenue and net profit to decline.

RICA is a South African law that regulates the authorization for and actual lawful interception of indirect communications. The Act came into effect on September 30, 2005, with the exception of certain sections requiring the collection of customer details and identity verification prior to providing mobile cellular telecommunications services. The compliance date for these sections has not yet been determined and will come into effect by presidential proclamation. RICA obligates service providers to obtain and store customer details, including names, identity numbers, residential and business or postal addresses and requires verification of customers' details with reference to a certified copy of a customer's identity document and his or her actual identity document. To date, Telkom has not been able to complete the implementation of all of these requirements, and Vodacom may not be able to implement these requirements within the time period in which it is ultimately required to implement them, which has not yet been determined. Furthermore, the implementation of RICA is expected to have significant cost implications resulting from the paper verification and storage requirements and negatively impact the ability of Telkom and Vodacom to register customers due to its burdensome registration process, which may not be practical and may require the disconnection of customers for whom such information is unavailable. As a result, Telkom's and Vodacom's business operations could be disrupted and their net profit could decline and they may be liable for penalties to the extent they are not able to comply with RICA's requirements.

In addition, commencing in June 2006, all licensees, including Telkom and Vodacom, were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related information, including billing information. Telkom was not able to completely comply with all of these requirements by June 2006 and is in consultation with the Office for Interception Centres and the Department of Communications to adopt a phased approach for compliance. Telkom however anticipates full compliance for all major technologies, including its public digital exchanges and internet services, in the 2007 calendar year. The directives for the implementation of these requirements for private networks have not yet been finalized. To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.

If Telkom is required to comply with the provisions of the South African Public Finance Management Act, 1 of 1999, or PFMA, and the provisions of the South African Public Audit Act of 2004, or PAA, Telkom could incur increased expenses and its net profit could decline and compliance with the PFMA and PAA could result in the delisting of Telkom's ordinary shares and ADSs from the JSE and New York Stock Exchange.

Telkom is required to comply with the provisions of the PFMA and PAA. Telkom applied for and obtained a temporary exemption from many of the provisions of the PFMA until November 2007 and has been informed by the South African Auditor-General that it will not be required to comply with the PAA until such date. Telkom has applied for an extension of its exemption from these requirements beyond November 2007. If Telkom does not obtain a further exemption from the PFMA or if it is required to comply with the PAA or its existing exemption from the PFMA is revoked for any reason or it is otherwise required to comply with the PFMA or PAA, Telkom may be compelled to prepare financial statements in accordance with accounting principles and practices prescribed by the Government of the Republic of South Africa which may not correlate with IFRS or US GAAP and would require Telkom to incur additional costs. Telkom would also be required to comply with, what it believes to be, extremely prescriptive treasury regulations issued pursuant to the PFMA and PAA, to provide the Government with advance access to proprietary and potentially price sensitive information and to seek the prior approval of South African governmental authorities to enter into certain material agreements, to maintain certain bank accounts, to formulate and implement certain investment strategies or to discharge its auditors, which would preclude Telkom from acting in the same manner as its competitors and other listed companies. If Telkom is required to comply with the PFMA and PAA, Telkom may not be able to comply with the Listings Requirements of the JSE or the listing rules of the NYSE and Telkom's ordinary shares and ADSs could be delisted.

Our total property tax expense could increase significantly and our net profit could decline as a result of the enactment of the South African Local Government: Municipal Property Rates Act, 6 of 2004.

On May 11, 2004, the South African Municipal Property Rates Act, 6 of 2004, was enacted. The commencement date for the Act was July 2, 2005. Pursuant to this new Act, municipalities are required to levy property tax in accordance with a rates policy that must be adopted and regularly reviewed by municipalities with community participation facilitated through the municipalities' annual budget process. Due in part to the fact that no rate policy has to date been prescribed, it is too early to assess exactly how the new Act would affect us. As a substantial landowner in South Africa, our total property tax expense could increase significantly and our net profit could decline as a result of the implementation of this Act.

Risks related to the Republic of South Africa

Fluctuations in the value of the Rand and inflation rates in South Africa could have a significant impact on the amount of Telkom's dividends, the trading prices of Telkom's ordinary shares and ADSs, our operating revenue, operating expenses, net profit, capital expenditures and on the comparability of our results between financial periods.

The value of the Rand as measured against the Dollar has historically fluctuated significantly. The value of the Rand as measured against the Dollar has increased from R11.38 per $1.00 as of March 29, 2002 to R6.15 per $1.00 as of March 31, 2006. The value of the Rand as measured against the Dollar was R7.29 per $1.00 as of March 30, 2007.

Fluctuations in the exchange rate between the Rand and the Dollar could have an adverse impact on:

• the Dollar equivalent of any dividends and distributions on Telkom's ordinary shares and ADSs payable in Rands;

• the Dollar equivalent of the Rand denominated prices of Telkom's ordinary shares; and

• the market value of Telkom's ADSs in the United States.

These fluctuations could also impact the amount in Rand terms of our non-Rand denominated debt, impact our non-Rand denominated financing costs and operating and capital expenditures and cause our net profit to fluctuate. In addition, the volatility of the Rand as measured against the Dollar and the Euro resulted in net foreign exchange losses of R8 million in the year ended March 31, 2005, and a profit of R123 million in the year ended March 31, 2006 and R202 million in the year ended March 31, 2007, in terms of IAS39. In addition, fluctuations in currency exchange rates between the South African Rand and the currencies in African countries where Vodacom has investments could decrease the value of these businesses and Vodacom's and our net profit. See Item 5. "Operating and Financial Review and Prospects – Operating Results – Principal Factors that affect our Results of Operations Volatility of the Rand".

The levels of unemployment, poverty and crime in South Africa may cause the size of the South African communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom's ordinary shares and ADSs, to decline.

While South Africa features a highly developed financial and legal infrastructure at the core of its economy, levels of unemployment, poverty and crime exist. These issues may hinder investment into South Africa, prompt emigration of skilled workers and may have an impact on economic growth. Although it is difficult to predict the effect of these issues on South African businesses or the Government of the Republic of South Africa, they may cause the size of the communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom's ordinary shares and ADSs, to decline.

The high rates of HIV infection in South Africa could cause the size of the South African communications market and our growth rates, operating revenue and net profit to decline.

South Africa has a high rate of HIV infection. The exact impact of increased mortality rates due to AIDS deaths on the cost of doing business in South Africa and the potential growth in the economy is unclear at this time although employee related costs in South Africa are expected to increase as a result of the AIDS epidemic and the size of the South African population and the communications market could decline. Our growth rates, operating revenue and net profit could decline if employee related expenses increase or our labor supply or the size of the South African population and communications market decline.

Significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining and the cost of compliance with South African labor laws could limit our operating flexibility and disrupt our fixed-line business operations and reduce our net profit.

Trade unions represented approximately 69% of our total Telkom employees and approximately 12.3% of Vodacom's employees as of March 31, 2007. Less than 3% of Vodacom's employees participated in a strike action in July 2007 and picketed in March 2007 due to disagreements with Vodacom's requirement that the Communication Workers Union have representation of at least 30% of Vodacom's employees before qualifying for the right to be recognized and negotiate as a trade union. Trade unions have resisted workforce reductions and publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of Telkom's employees participated in a work stoppage in March 2006 and approximately 31% of Telkom's employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period Telkom received increased reports of sabotage, vandalism and other incidents. In addition, a number of South African trade unions, including the trade unions of our employees, have close links to various political parties and have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. Since 1995 South Africa has enacted various labor laws that enhance the rights of employees, which have imposed costs on us and have limited our flexibility and ability to implement workforce reductions. If we are unable to implement workforce reductions as necessary, particularly as a result of increased competition, or experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labor laws, our fixed-line business operations could be disrupted and our net profit could be reduced.

South African exchange control restrictions could hinder our ability to make foreign investments and procure foreign denominated financings.

South Africa's exchange control regulations restrict transactions between residents of the Common Monetary Area, which consists of South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, and non-residents of the Common Monetary Area. In particular, South African companies are generally not permitted, without the prior approval of the Exchange Control authorities, to export capital from South Africa or to hold foreign currency in excess of certain prescribed limits.

These restrictions could hinder our ability to make foreign investments and obtain foreign denominated financing. While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. See Item 10. "Additional Information – Exchange Controls."

Risks related to ownership of Telkom's ordinary shares and ADSs

The future sale of a substantial number of Telkom's ordinary shares or ADSs could cause the trading prices of Telkom's ordinary shares and ADSs to decline.

As of June 29, 2007, Government of the Republic of South Africa owned 38.9% of Telkom's issued and 40.6% of Telkom's outstanding ordinary shares, plus the class A ordinary share, the Public Investment Corporation owned 15.2% of Telkom's issued and 15.8% of Telkom's outstanding ordinary shares, which includes 6.4% of Telkom's issued and 6.7% of Telkom's outstanding ordinary shares acquired in the market, plus the class B ordinary share, and the Elephant Consortium owned 7.0% of Telkom's issued and 7.4% of Telkom's outstanding ordinary shares. Telkom has adopted a management and employee incentive plan that provides for the issue or grant of up to 22,281,272 ordinary shares, of which 5.5 million are the maximum number of shares already granted that will vest to employees after March 31, 2007. Sales of substantial amounts of shares by Telkom's shareholders, or by Telkom, or the appearance that a large number of shares are available for sale, could cause the trading prices of Telkom's ordinary shares and ADSs to decline. Telkom has entered into a registration rights agreement with the Government of the Republic of South Africa. Pursuant to the agreement, the Government has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of their ordinary shares, or both.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Telkom is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of Telkom's ordinary shares and therefore many of the rights of Telkom's ADS holders are governed by Telkom's articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company. For a description of the differences between shareholders' rights under South African law and Delaware law, see Item 10. "Additional Information – Memorandum and Articles of Incorporation – Comparison of Shareholders' Rights under South African and Delaware Law".

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against Telkom or against members of its board.

Telkom and all of the members of its board of directors and executive officers are residents of South Africa. In addition, Telkom's assets and the assets of members of its board of directors and executive officers are located in whole or in substantial part in South Africa. As a result, it may not be possible for you to effect service of legal process within the United States or elsewhere outside of the Republic of South Africa upon our directors or officers, including with respect to matters arising under US federal securities laws or applicable state securities laws. Moreover, it may not be possible for you to enforce against Telkom or the members of its board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action, which may be enforced by South African courts with the approval of the South African Minister of Trade and Industry. In addition, awards of punitive damages will not be enforceable in South Africa. Although it is possible for an investor to bring an action against Telkom in a South African civil court to enforce rights in terms of US federal securities laws, these laws will not be enforced if they are penal or revenue or taxation laws or laws which are contrary to South African public policy. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of US federal securities laws.

Your ability to sell a substantial number of ordinary shares and ADSs may be restricted by the limited liquidity of ordinary shares.

The principal trading market for Telkom's ordinary shares is the JSE. In addition, as of March 30, 2007, only 3.3% of the 225,526,185 ordinary shares publicly traded were represented by ADSs trading on the NYSE. The limited liquidity of the ordinary shares and ADSs could depress the trading prices of the ordinary shares and ADSs and could limit your ability to sell a substantial number of ordinary shares or ADSs in a timely manner, especially by means of a large block trade.

Item 4.   Information on the company

HISTORY AND DEVELOPMENT OF THE COMPANY

Telkom was incorporated on September 30, 1991 as a public limited liability company registered under the South African Companies Act, 61 of 1973, as amended. Telkom's registration number is 1991/005476/06. Telkom's principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria 0002, Gauteng Province, South Africa. Telkom's telephone number is (27) (12) 311 3566 and its internet address is http://www.telkom.co.za. Information contained on Telkom's website is not part of this annual report.

Historical background

Prior to 1991, the former Department of Posts and Telecommunications of South Africa provided telecommunications and post office services in South Africa on an exclusive basis. In 1991, the Government of South Africa transferred the entire telecommunications enterprise of the Department of Posts and Telecommunications of South Africa to a new entity, Telkom, as part of a commercialization process intended to liberalize certain sectors of South Africa's economy. Telkom remained a wholly state owned enterprise until May 14, 1997, when the Government of South Africa sold a 30% equity interest in Telkom to Thintana Communications LLC, a Delaware limited liability company, 60% beneficially owned by SBC Communications, Inc. and 40% beneficially owned by Telekom Malaysia S.D.N. Berhard. As part of the sale to Thintana Communications, the then Minister of Posts, Telecommunications and Broadcasting of South Africa entered into an agreement with Thintana Communications under which Thintana Communications undertook significant operational and managerial responsibilities and acquired the ability to exercise effective operational and managerial control over us until May 2002.

On March 7, 2003, we completed our initial public offering and listing on the JSE and NYSE, pursuant to which the Government of South Africa sold a total of 154,199,467 ordinary shares, including 14,941,513 ordinary shares through the exercise of an over-allotment option.

Recent developments

Senior management

In April 2007, Papi Molotsane, Telkom's prior chief executive officer, left the employment of Telkom and Telkom is currently searching for a new chief executive officer. In March 2007, Telkom's chief technical officer and chief sales and marketing officer resigned from Telkom. The board has embarked on a thorough search process to recruit a chief executive officer with telecommunications experience and large corporate experience.

Liberalization of South African communications market

Licensing of the second national operator

In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, Neotel. Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel has indicated that it will commence providing services to residential customers in the 2007 calendar year. The Government has created an infrastructure company, Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network.

Underserviced areas licenses

A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%, commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.

Electronic Communications Act

The Electronic Communications Act, No. 36 of 2005 came into effect on July 19, 2006. The Electronic Communications Act aims to supplement or replace sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontal, service based, technology neutral, market structure with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum. All existing licenses are to remain valid until converted to new licenses in line with the new licensing regime and regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, Telkom's licenses will be converted to new licenses in accordance with the new licensing regime. We expect that the new licensing framework will result in the market becoming more horizontally layered and will substantially increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.

See "Regulation and License Requirements – Regulation – Overview."

ICASA Act Amendment Bill

A bill amending the ICASA Act, No 13 of 2000, was passed by the Parliament of South Africa in December 2005 and was signed by the President of South Africa and came into effect on July 19, 2006. The amendment to the ICASA Act redefines and expands the powers of ICASA to control, in conjunction with the Electronic Communications Act, the communications market. The main provisions of the ICASA Act amendments are the removal of the power of the Minister to approve regulations made by ICASA, increased power of ICASA to conduct enquiries and to enforce its rulings and the establishment of a Complaints and Compliance Committee to assist ICASA in hearings and making findings on complaints and allegations of non-compliance with the Electronic Communications Act.

Carrier pre-selection

The Telecommunications Act mandates that fixed-line operators are required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. These provisions are retained in the Electronics Communications Act. Regulations were published on June 24, 2005 for the implementation of carrier pre-selection in two phases. In phase one, call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator. In phase two, fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator.

Telkom had already conditioned its exchanges to handle call-by-call carrier pre-selection by December 31, 2003. Telkom will not be able to fully implement carrier pre-selection until Neotel's interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre-selection within ten months of it being requested. To date, Neotel has not requested carrier pre-selection. Regulations indicate that the system set-up costs may be recovered as part of the prescribed annual review of fees and charges, but no further detail is available. ICASA has not yet defined the manner in which such costs could be recovered. In addition, we may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline and the implementation of these requirements will likely further increase competition and cause our churn rates to increase.

Number portability

The Telecommunications Act mandates that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. These provisions are retained in the Electronic Communications Act. A framework number portability regulation was published at the end of 2004 that generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. It is currently expected that Telkom will be required to provide "block" number portability in the 2007 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, have not yet been published. Telkom has received a request from Neotel to implement both "block" and individual number portability and discussions on the implementation of the required inter-operator systems are under way with ICASA and Neotel. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are determined. After several delays, phase one of mobile number portability was launched on November 11, 2006. Phase 2, which was implemented during April 2007, includes multi-line porting, secure file transfer protocol access to third parties and operational software upgrades on the central reference data base. From launch until the end of March 2007 there have been 49,794 successful ports. Cell C registered a net gain of 14,057 subscribers, Vodacom a net loss of 6,018 subscribers and MTN a net loss of 8,039 subscribers.

Telkom's price control regulation

Draft regulations on the pricing and provision of ADSL services were published by ICASA which would, among other things, have prohibited Telkom from charging a monthly rental for providing ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any additional limitations on the pricing of these services beyond those combined in the basket of price controlled services, but did impose quality of service obligations on Telkom for these services. See Item 3. "Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters – Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it". and Item 4. "Information on the Company – Business Overview – Fixed-line Communications – Fees and Tariffs – Tariff rebalancing" and Item 4. "Information on the Company – Regulation and License Requirements".

Business Connexion offer

On April 4, 2006, Telkom announced it had made an offer to acquire the entire issued share capital of Business Connexion Group Limited, or BCX, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust. Telkom had offered to acquire the outstanding options in BCX on the same terms and conditions as the offer for the shares. On June 28, 2007, the South African Competition Tribunal prohibited the proposed merger.

Acquisition of Africa Online

On February 23, 2007, Telkom acquired 100% of the issued share capital of Africa Online from African Lakes Corporation for a total cost of R150 million. Africa Online is an internet service provider active in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. Africa Online's strategy will focus on brand development, creation and development of customer channels, improvement of network systems, human resources development and an expansion drive targeting other African countries.

Acquisition of 75% stake in Multi-Links

On April 19, 2007, Telkom acquired 75% of Multi-Links Telecommunications Limited, or Multi-Links in Nigeria, for US$280 million, or R1,985 million. Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria. Multi-Links strategy will focus on brand awareness and promotional campaigns to increase the revenue of fixed-wireless and mobile customers and will seek to offer easy to understand high value bundles, differentiated on voice quality and service. Broadband internet with internet service provider services will target high value bundles. High quality internet protocol next generation network services are planned to be deployed in Lagos to attract high end corporate users and carrier class wholesale products and services are planned to be introduced by establishing an earth station to provide international connectivity. The remaining 25% of Multi-Links is owned by Kenston Investment Limited, an investment company based in the Isle of Man in the United Kingdom.

Telkom Media

Telkom recently launched Telkom Media (Proprietary) Limited, a private company that intends to have a 30% black economic empowerment shareholding, in addition to the Telkom BEE component, which on August 31, 2006 applied to ICASA for a commercial satellite and cable subscription broadcast license. From May 28 to June 12, 2007 ICASA held public hearings into the applications by 18 applicants for a satellite and cable subscription broadcast license. At the hearings ICASA stated that they would make an announcement on the issuing of licenses by the end of November 2007. We cannot assure you that we will obtain a license from ICASA or be able to launch commercial operations.

Partners in the black economic empowerment entity are expected to be Videovision Entertainment, MSG Afrika Media and WDB Investment Holdings (Proprietary) Limited. This shareholding combines a wealth of electronic media expertise. Telkom Media aims to offer two media- and entertainment services: satellite pay-TV and cable TV, or internet protocol TV.

EASSy consortium

On March 9, 2007 the Eastern Africa Submarine System, or EASSy, supply contract was signed by the 23-member EASSy consortium with Alcatel-Lucent who will lay the first ever optical submarine cable network landing in East Africa. Telkom agreed to invest approximately US$18.9 million and will have an ownership interest in the EASSy cable system of approximately 8%. In addition, Telkom agreed, in a joint purchase agreement with Vodacom, to invest US$1.5 million for an approximate

10% equity stake in a special purpose vehicle that was established to coordinate the participation of smaller operators in the region. The EASSy cable will connect to South Africa at the same landing point as the SAFE cable in Mtunzini, north of Durban. Telkom will seek to provide network operations center and administrator services to the EASSy consortium. Telkom also expects to be in a position to sell onward connectivity to Europe, America and Asia to East African operators using the EASSy cable. Telkom's primary use for the EASSy will be to establish and improve its East African fiber connectivity and also to use EASSy as an alternative global diverse route out of South Africa.

The 9,900 km high performance fibre optic cable is being deployed to link eight countries from Sudan to South Africa, via Somalia, Kenya, Tanzania, Madagascar and Mozambique. Landings are planned for Port Sudan, Sudan; Djibouti; Mogadishu, Somalia; Mombasa, Kenya; Dar Es Salaam, Tanzania; Tollary, Madagascar; Maputo, Mozambique; and Mtunzini, South Africa.

Based on Alcatel-Lucent's submarine and terrestrial optical solutions, EASSy will connect the eastern African seaboard as well as landlocked countries, to the rest of the world. It will also provide connectivity across the continent to support the increase in local traffic from existing and new broadband services. EASSy is expected to provide Telkom the opportunity to expand its footprint further into Africa, creating further opportunities for access to future potential markets. In delivering a regional capacity of up to 320 Gbps, EASSy complements and increases Telkom's capacity, especially with regard to taking the 2010 World Cup to the rest of the world. By complementing existing undersea networks, EASSy is being designed to provide continuity of service in times of natural disasters and to alleviate congestion during periods of peak traffic.

By interconnecting with Sea-Me-WE 3, Sea-Me-We 4 and SAT-3/SAFE, the EASSy undersea cable will also serve as a supporting infrastructure for these networks. Landlocked states such as Ethiopia, Botswana, Rwanda, Burundi, Uganda, Zambia and Zimbabwe will also be able to access the EASSy cable. The EASSy project is scheduled for completion by the end of the 2008 calendar year.

Vodacom's acquisitions

Service provider acquisitions

On August 30, 2006 Vodacom purchased an additional 19% shareholding in Smartphone SP (Proprietary) Limited, or Smartphone, for R333.9 million with goodwill amounting to R313.2 million., increasing its shareholding from 51% to 70%, while Smartphone purchased an additional 2.25% shareholding in Smartcom (Proprietary) Limited, or Smartcom, for R9.1 million on September 13, 2006, increasing its shareholding from 85.75% to 88% with goodwill amounting to R8.2 million.

Vodacom acquired an additional 49% in Cointel on October 4, 2006 for R147.0 million to increase its shareholding to 100%. The net goodwill arising on the acquisition amounted to R90.9 million. Vodacom subsequently sold its entire shareholding in Cointel to Smartphone resulting in the realization of R38.0 million of the goodwill created by the original purchase. Cointel's core business is providing value added and m-commerce services to the telecommunications industry.

Vodacom acquired the cellular business of Africell Cellular Services (Pty) Limited, or Africell, an exclusive Vodacom dealer in South Africa for R80 million, effective October 1, 2006. The net goodwill on this business combination amounted to R43.7 million.

As of March 31, 2007, 84.2% of Vodacom's contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by Vodacom.

Wireless Business Solutions

Vodacom acquired a 10% shareholding in WBS Holdings (Proprietary) Limited, or WBSH, also known as iBurst, for R80.8 million, including capitalized costs, effective January 31, 2007. iBurst supplies customers with continued high speed connectivity through broad band internet and email services. On the same date WBSH also granted Vodacom a call option to subscribe to such number of additional shares as will result in Vodacom beneficially owning 25.5% of the total issued ordinary capital of WBSH after the exercise of the option. This call option can be exercised by Vodacom at any time until September 14, 2007, provided that certain conditions are satisfied on the date of exercise. Competition Commission and ICASA approval is also required before the call option can be exercised.

On March 30, 2007 Vodacom entered into an infrastructure agreement with Wireless Business Solutions (Proprietary) Limited, or WBS, whereby WBS appointed Vodacom to design and construct a WiMAX network for use by WBS.

Vodacom's acquisitions and dispositions outside of South Africa

Vodacom Congo acquired the internet service provider business of InterConnect s.p.r.l in the Democratic Republic of the Congo for R21.2 million, effective November 1, 2006. The net goodwill arising from this business combination amounted to R12.6 million.

As of March 31, 2007, Vodacom owned 98% of Vodacom Mozambique, and the remaining 2% was held by a local consortium named Empresa Moçambicana de Telecommunicações S.A.R.L, or EMOTEL. Effective April 1, 2007, Vodacom International Limited sold an 8% stake in Vodacom Mozambique to local investors with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional 3%.

National Porting Company (Proprietary) Limited

Effective September 20, 2006, Vodacom, MTN and Cell C each acquired a 33.3% stake in National Porting Company (Proprietary) Limited, which was formed to provide the services necessary for the three mobile operators to offer mobile number portability as required by ICASA pursuant to the Telecommunications Act. Each mobile operator acquired 100 shares of National Porting Company for R1 each, and made a shareholder loan to National Porting Company of R6 million. Mobile number portability was officially launched on November 11, 2006.

Vodacom Ventures (Proprietary) Limited

Vodacom Ventures (Proprietary) Limited was formed for the purpose of generating innovative telecommunications products and services for Vodacom by investing in companies. In the 2007 financial year, Vodacom Ventures purchased a 10% equity stake in G-Mobile Holdings Limited, a Wi-Fi corporation, and a 26% equity stake in Gogga Tracking Solutions (Proprietary) Limited, a company which services the lower end of the contract market. Vodacom Ventures has an irrevocable call option to subscribe for such number of further shares of G-Mobile Holdings as will result in Vodacom Ventures holding and beneficially owning, in aggregate together with its initial stake, 26% of the total issued share capital of G-Mobile Holding Limited after the exercise of the option. Vodacom Ventures also has a call option to purchase such number of shares in Gogga Tracking Solutions totaling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which certain performance conditions are satisfied. If this option is exercised, Vodacom will hold 49% of the issued share capital of Gogga Tracking Solutions (Proprietary) Limited.

Vodacom's BEE equity deal

Vodacom is in the process of finalizing a R7.5 billion BEE equity deal whereby both the BEE partner and employees will have the opportunity to share in the success of the Vodacom going forward. The deal is anticipated to make a significant contribution to the well being of Vodacom South Africa and its employees.

Vodacom's change in South African prepaid customer base

Vodacom's South Africa operations define active customers as customers with a SIM card that have revenue generating activity in the three months leading up to the reporting date. Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. An analysis of the customer base, based on a statistical sampling, has revealed that a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity. The majority of such messages are never retrieved by the customer.

Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue activity effective June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Such SIM cards would be disconnected from the network after being inactive for a 215 consecutive day period in accordance with Vodacom South Africa's current disconnection policy. The retrieval of a voice mail message by a customer is classified as a revenue generating activity.

Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPU increased during the 2007 financial year.

Vodacom Converged Solutions

During the 2007 year, Vodacom created Vodacom Converged Solutions, which is intended to become a significant supplier of converged information, communications and technology services across the entire market, including the bundling of products across previously separate markets into a one-stop-shop for the customer. It further involves the expansion of the existing network to provide both fiber and wireless solutions as may be required.

Vodacom agreement with MultiChoice

On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. With DSTV Select, Vodacom and non-Vodacom customers have a choice between two DSTV Select bouquets, each offering a variety of the latest entertainment, news, sport, movies, documentaries and music channels.

BUSINESS OVERVIEW

Business summary

Telkom is one of the largest companies registered in South Africa and one of the largest communications services provider on the African continent based on operating revenue and assets. We had consolidated operating revenue of R51.6 billion ($7.1 billion), profit for the year attributable to the equity holders of Telkom of R8.7 billion ($1.2 billion) and cash flow from operating activities of R9.4 billion ($1.3 billion) in the year ended March 31, 2007 and we had total assets of R59.2 billion ($8.1 billion) and equity attributable to the equity holders of Telkom of R31.7 billion ($4.4 billion) as of March 31, 2007. As of March 31, 2007, we had approximately 4.6 million telephone access lines in service and 99.9% of our telephone access lines were connected to digital exchanges. We offer business, residential and payphone customers a wide range of services and products, including:

- *fixed-line voice services*, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice over internet protocol services, subscription based value-added voice services and customer premises equipment rental and sales;

- *fixed-line data services*, including domestic and international data transmission services, such as point to point leased lines, ADSL services and packet-based services, managed data networking services and internet access and related information technology services;

- *directory, wireless data and other internet services* through our TDS Directory Operations, Swiftnet and newly acquired Africa Online subsidiaries, respectively; and

- *mobile communications services*, including voice services, data services, value-added services and handset sales through Vodacom.

Vodacom is our mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2007 based on total estimated customers. Vodacom had 30.2 million customers as of March 31, 2007, of which 23.0 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom had consolidated revenue of R41.1 billion ($5.6 billion), net profit attributable to equity shareholders of R6.3 billion ($870 million) and cash flow from operating activities of R4.9 billion ($666 million) in the year ended March 31, 2007 and total assets of R28.5 billion ($3.9 billion) and equity attributable to equity holders of Vodacom of R9.4 billion ($1.3 billion) as of March 31, 2007.

Our competitive strengths

We believe that we are well-positioned to strengthen our business and successfully meet future competition based on the following:

We have the leading market position and are well placed to face competition in the South African fixed-line communications market.

We believe our leading market position and our strong brand recognition will enable us to successfully meet competition in the fixed-line communications market. Key to maintaining our leading market position is our continued focus on developing innovative product offerings in anticipation of client needs, efficiency improvements, deployment of key technologies and the successful implementation of our business strategy.

We have undertaken the following actions to ensure we retain our position:

- focused our marketing initiatives on creating greater awareness of our range of consumer products and business solutions to ensure that our customers continue to view us as a competitive and innovative telecommunications provider that caters to their individual needs;

- organized our sales and marketing force into more specialized divisions to focus on the different customer reports in South Africa;

- entered into long term contracts with a number of our larger corporate and business customers through volume discount plans;

- developed well established distribution channels such as TelkomDirect, Vodashop distribution channels and improved our online distribution channel, which offers fully automated purchasing and provisioning of TelkomInternet via the telkomsa.net website; and

- improved the value proposal to our customers by launching new bundled packages and enhancing existing packages such as Telkom Closer and SupremeCall.

We have a fully digital fixed-line network that provides service to every major urban area in South Africa.

We believe our extensive digital fixed-line network places us in a strong position to compete with new providers of communications services as it enables us to sell value-added voice and data services. Since 1997, we have:

- modernized our fixed-line network, completed our fixed-line line roll-out program and, as of March 31, 2007, had 99.9% of our telephone access lines connected to digital exchanges;
- modernized and enhanced our fixed-line network's resiliency and performance through the deployment of synchronous digital hierarchy managed self-healing optical fiber rings and by increasing our use of optical fiber;
- deployed a national network operations center with the ability to proactively monitor our network and offer managed data networking services to global and corporate customers;
- deployed a national business solution center alongside our national network operations center and our data center which provides Telkom with a centralized information technology backbone;
- entered into a supply contract for the development of the EASSy submarine cable system, which will link eight countries from Sudan to South Africa, connecting the Eastern African seaboard as well as landlocked countries, to the rest of the world and providing connectivity across the continent to support the increase in local traffic for existing and new broadband services;
- invested in the South Atlantic Telecommunications Cable-3/West African Submarine Cable/South Africa Far East, or SAT-3/WASC/SAFE, submarine cable system, which provides increased fiber optic transmission capability between South Africa and international destinations;
- enhanced our core and access network to meet increased demand for broadband services such as xDSL;
- supplemented our fixed-line access network with point to multipoint wireless access, WiFi and WiMAX;
- evolved our intelligent network service platform capabilities to meet customer demand by installing an open services platform that will provide value added services across Telkom's voice network;
- evolved our internet protocol network to a carrier class multi protocol label switching, or MPLS, enabled network with quality of service that supports enhanced services such as internet protocol and virtual private networks; and
- Telkom has satellite bandwidth available from Intelsat in the Atlantic and Indian Ocean regions. Telkom also has access to satellite capacity from 64 Kbps to 45 Mbps upon request. We are currently making use of satellites in 15 orbital slots for servicing with and from or to South Africa. Our satellite capabilities and capacity ensure redundancy in our network and will enable us to maximize opportunities with Telkom Media and internet service provider services through Africa Online.

We are an integrated communications service provider offering bundled voice, data, broadband and internet services and mobile services through Vodacom with the expertise to expand our service offerings.

Our network and resources enable us to provide customers with a wide range of integrated communications services, including voice services, data communications services, broadband services and internet services and mobile services through Vodacom. We have undertaken the following actions to strengthen our data communications service capabilities and improve our integrated communications service offerings:

- successfully launched ADSL in August 2002, ISDN in 1995, VPN Supreme in 2003 and WiFi in 2005 and have introduced several flexible and cost effective options for these products;
- developed extensive experience in designing and operating customized data communications and managed data networking products and services, including managed local and wide area networks;
- established contracts with a number of leading communications equipment and software suppliers such as Amdocs, MDSI, Marconi/Ericsson, Alcatel-Lucent, Siemens, Tellabs, Cisco Systems, Hughes Network Systems, Gilat and Sun Microsystems to provide fully integrated communications solutions over our core fixed-line network and satellite capacity and have introduced several flexible and cost effective options for these products;
- deployed an extensive voice-over-internet protocol, or VoIP, network, and launched a voice over internet protocol regional clearing house to serve as a hub for voice traffic on the African continent;
- successfully introduced a full range of private branch exchange, or PABX, systems sourced from LG Electronics, with the capability to integrate with IP and DSL technologies; and
- we are able to offer our customers advanced mobile solutions, including voice and data, through Vodacom.

We have a highly qualified management team.

We believe our management team and employees have the required experience and knowledge to execute our business strategy in the face of increased competition. Rapidly changing technology, increasing specialization requirements and capacity gaps necessitate ongoing development and training. Telkom continues to invest significantly in its employees to ensure that the appropriate business skills in the communications industry are available to meet customer requirements. Telkom has developed detailed plans to identify high potential individuals within the company who can be developed for future senior management positions to ensure all future employee requirements are met. Telkom has demonstrated the strength of its succession and retention plans by appointing approximately 60% of senior management vacancies from within the company, utilizing the existing skills and potential of its current employee base. The board has embarked on a thorough search process to recruit a chief executive officer with telecommunications experience and large corporate experience.

Vodacom is the leading South African mobile communications network operator with strong brand recognition, extensive network coverage and distribution channels and a growing data product offering.

Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2007 based on total estimated customers. Vodacom has an extensive network that covers approximately 97.9% of South Africa's population based on the last official census conducted in 2001 and approximately 71.2% of the total land surface area of South Africa as of March 31, 2007. Vodacom has a broad distribution network consisting of Vodacom owned shops and sales forces and independent dealers, franchises, national chains and

Vodacom Direct shops as well as an extensive informal distribution channel servicing primarily the emerging market. Vodacom continues to enjoy success through its data initiating, with data revenue contributing 8.1% in the 2007 financial year. Vodacom is expanding its data offering through media and multimedia initiating.

Vodacom is leveraging its successful experience in sub-Saharan South Africa to selectively expand into other African countries.

Vodacom is continuing to pursue future growth through selected mobile expansion initiatives in other African markets. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions, low penetration and good prospects for growth, market leadership and profitability. Other key factors include Vodacom's ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing. Other African operations are branded under the "Vodacom" name.

Vodacom benefits from an experienced and long-serving management team complemented by its experienced international and local shareholders, Vodafone and Telkom.

Vodacom has an experienced, long-serving management team with a record of innovation as the first commercial 3G network operator in South Africa, the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial roaming based on the Global System for Mobile, or GSM, communications technology is available. Vodacom was also the first South African mobile communications network operator to provide nationwide coverage in South Africa.

Vodacom benefits from the financial, operational and managerial expertise of its shareholders, Vodafone and Telkom. Vodacom has an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services, such as the Vodafone Mobile Connect Card, Vodafone live!, Mobile TV, BlackBerry® and Vodafone Simply. Vodacom's alliance with Vodafone also provides Vodacom access to Vodafone's global research and development, High Speed Downlink Packet Access, or HSDPA, which enhances 3G data speeds, and access to Vodafone's marketing and buying powers.

Our group strategy

Our vision is to be a leading customer and employee centered information and communications technology, or ICT, solutions service provider. We are focused on balancing the needs of all stakeholders while seeking long term sustainable and profitable growth. Our commitment to the socio-economic transformation of South Africa underpins this strategy.

In seeking to sustain the creation of value in response to developments in our dynamic market environment, we are continuing to focus on customers and employees, while continuing to balance the needs of all stakeholders.

We intend to continue to focus on the following primary imperatives to support growth:
- Enhancing customer satisfaction through customer centricity;
- Retaining revenue and generating long term growth, including expansion in Africa;
- Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management;
- Engaging Telkom's employees to maintain our competitive advantage;
- Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders; and

- Capitalizing on the growing mobile communications and internet service provider markets in South Africa and other African markets.

Enhancing customer satisfaction through customer centricity

Telkom's goal is to develop a customer-centric culture that permeates its entire organization through people, processes and systems, with the objective of making Telkom the customer's service provider of choice in the ICT market. In this regard, Telkom is aiming to improve its ratings in the South African Customer Survey Index performance year-on-year. A customer centricity office was established in May 2006 to oversee the development of a customer centric culture across the entire organization. Telkom's strategy in this area is to:

- develop a customer centric culture that permeates the entire organization;
- focus on customer facing staff to ensure they have the appropriate skills to deliver excellent customer service;
- review organization and work design to support and enable integrated customer management; and
- closer align rewards and recognition programs to customer centricity.

Retaining revenue and generating growth, including expansion in Africa

Telkom is pursuing growth opportunities beyond South African borders and is developing new offerings in its rapidly transforming markets in order to supplement diminishing voice revenue streams with new ones. Telkom's aim is to minimize the impact of competition from existing or new entrants and penetrate new markets to supplement diminishing revenue streams. Telkom's main focus will be to:

- grow data and converged internet protocol services throughout South Africa and the African continent;
- seek to increase DSL penetration to 15% – 20% of total fixed access lines by the 2011 financial year, by focusing on price, content, speed and channels to market and offering best in class prices for entry-level broadband packages to encourage new entrants into the market;
- grow annuity income by increasing sales of bundled product and service packages;
- develop new fixed-mobile products;
- develop and increase penetration of internet protocol and voice over internet protocol solutions; and
- grow selected wholesale markets.

To ensure effective delivery of end-to-end service offerings and customer-specific solutions, Telkom intends to continuously assess the viability of developing alliances, partnerships, mergers and acquisitions with other leading players. Telkom will also seek group strategies to support its revenue retention and growth strategies. Telkom's focus will be in the following three areas:

- pursuing information technology acquisition opportunities; and
- entering the broadcasting environment, through Telkom Media, which has applied for a commercial satellite broadcasting license; and
- capitalize on fixed-mobile conveyance opportunities.

Telkom is also seeking new value enhancing opportunities outside South Africa primarily on the African continent to achieve continued growth. Telkom is pursuing the following primary opportunities:

- fixed/mobile;
- internet service provider services;
- data and broadband services; and
- value added network service provider services.

Telkom will seek to consider the following investment strategies when opportunities arise:

• strategic equity partnerships;
• acquisitions;
• joint ventures;
• management contracts; and
• acquisition of new licenses.

Telkom has recently expanded its footprint on the African continent by acquiring Africa Online, an internet service provider active in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. In addition, Telkom recently acquired a 75% interest in Multi-Links in Nigeria. Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria. We will seek to leverage from these investments and will continue to search for new opportunities to extend our presence in Africa.

Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management

Telkom is in the process of establishing the capability and capacity in its network, operating support systems, information technology and employee skills to develop its next generation network. This is expected to facilitate broadband and internet protocol based services in support of Telkom's growth strategy, while at the same time enabling future cost savings. Telkom is adopting an evolutionary approach through incremental roll out of a next generation network capability and will gradually and selectively be evolving from its legacy networks. Telkom's objectives and goals for 2010 are to:

• have selectively migrated converged voice, data and video products to an internet protocol based next generation network, enabling Telkom to provide a new range of services and products as a means of generating incremental revenues;
• have progressed with the consolidation of its network to create opportunities for cost savings; and
• assists clients in migrating to Telkom's next generation network.

Telkom believes that its next generation network strategy will enable it to:

• offer new products, services and features based on broadband delivered over a next generation network, thereby creating new sources of revenue;
• remain competitive in a rapidly growing market, where new next generation network-based services are created and offer faster time to market;
• selectively migrate high revenue and converged services and products towards a network with reduced network infrastructure, thereby minimizing long-term capital expenditure on legacy network infrastructure and opportunities for operating expenditure savings; and
• retain revenue for products, services and features delivered over its current network.

Engaging Telkom's people to maintain our competitive advantage

Telkom is continuing to develop programs designed to enhance employee satisfaction in order to sustain a culture of engagement with its people. Telkom is focusing on:

• improving its employee engagement in order to become an employer of choice;
• improving performance and productivity;
• building its employee competencies and enhancing its leadership capabilities;
• transforming towards a customer centric corporate culture; and
• retaining top talent.

Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders

Telkom is seeking to effectively manage stakeholder relationships, particularly with ICASA, as they are critical to future pricing levels. Telkom's strategic objective and goals for the 2011 financial year are to:

- improve stakeholder management and effectively manage stakeholder risk, with particular emphasis on regulatory risk.

Capitalize on the growing mobile communications and internet service provider markets in South Africa and other African markets

Telkom is urgently re-evaluating its mobile strategy and investigating opportunities with mobile partners to provide an integrated and consolidated service provider model across the fixed and mobile value chain, with integration capabilities into the managed hosting environment. There can be no assurance that Telkom's current mobile strategy will change or that Telkom will be successful in pursuing any new mobile opportunities. Vodacom's strategic objectives are to achieve sustainable growth in profits and cash flow, while maintaining its leading market position in South Africa, growing its operations in other African countries and establishing new operations in select African countries. In order to achieve these objectives, Vodacom intends to pursue the following strategies:

- *Achieve sustainable growth in profits and cash flows.* Vodacom will continue to strive for growth in profits and cash flows by growing customer numbers, while carefully managing its existing customer base, customer acquisition and retention strategies, capital expenditures and operating expenses. Vodacom also aims to grow and consolidate its current business, seek out new business opportunities in South Africa and gear up to provide total converged solutions to corporate customers. During previous years Vodacom has sought to streamline its relationships with its customers by increasing direct ownership of service providers. On August 30, 2006 Vodacom purchased an additional 19% shareholding in Smartphone, increasing its shareholding from 51% to 70%, while Smartphone purchased an additional 2.25% shareholding in Smartcom on September 13, 2006, increasing its shareholding to 88%. On October 4, 2006, Vodacom acquired an additional 49% in Cointel, increasing its shareholding to 100%. Vodacom subsequently sold its entire shareholding in Cointel to Smartphone. Effective October 1, 2006, Vodacom acquired the cellular business of Africell, an exclusive Vodacom dealer in South Africa. As of March 31, 2007, 84.2% of Vodacom's contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by Vodacom.

- *Expand data products.* Vodacom intends to seek to continue to increase its revenue and profits by continuing to expand its range of offerings of value added data and content services over its network, such as multimedia messaging services, information and banking services and location based services through alliances with content service providers, while remaining focused on its core mobile business. Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services, including the Vodafone Mobile Connect Card, Vodafone live!, Mobile TV, BlackBerry® and Vodafone Simply. Vodacom also launched Vodafone World and Vodafone Passport, which is Vodacom's new roaming price structure. Vodacom also acquired a 10% shareholding in WBSH effective January 31, 2007 and was granted a call option to purchase such number of additional shares as will result in Vodacom beneficially owning 25.5% of the total issued ordinary capital of WBSH, until September 14, 2007. In connection with its agreements with WBSH, also known as iBurst, Vodacom markets iBurst's wireless internet broadband service.

- *Increase revenue from other African operations.* Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations in Africa, and by selectively acquiring additional telecommunications licenses or operators in other African markets in the future that have stable economic and political conditions and good prospects for growth, market leadership and profitability. In its other African operations, Vodacom seeks to gain majority ownership, develop strong local partnership relationships and, if possible, obtain non-recourse financing. Vodacom's revenue from other African operations increased 39.2% in the year ended March 31, 2007 to R4.1 billion and 30.8% in the year ended March 31, 2006 to R3.0 billion from R2.3 billion in the year ended March 31, 2005, 50% of which is included in the Telkom Group's revenue. As a result, Vodacom's revenue from other African countries increased from 8.7% of Vodacom's total revenue in the 2006 financial year to 10.1% of Vodacom's total revenue in the 2007 financial year.

Telkom is also seeking to execute its Pan African hubbing strategy through its investments in Multi-Links in the west of Africa and Africa Online.

Telkom business model

Telkom is developing a flexible business model to respond to changing regulatory, competitive and expansion requirements in order to enable the company to execute its strategy in the best possible manner. We are actively monitoring developments around the globe both on competition and regulatory matters and these developments will form part of the inputs into the development of the business model.

The model is designed to:
- Get closer to Telkom's customer with market-driven solutions;
- Protect Telkom's existing revenue base;
- Extend Telkom's penetration into its existing market; and
- Expand Telkom's business into new markets and territories.

Telkom will face significant pressures in the medium term and the maturity of the industry is expected to lead to price and margin pressure. The trends of substitution and customers preferring solutions rather than standalone products will further place pressure on Telkom's strategies and structures. To address this, Telkom will seek to capitalize on the following basic elements of its integrated business model:
- Form focused business units around distinct market segments and value propositions to provide clients with responsive, competitive offerings;
- Create lean and strategically focused corporate centers, providing shared services, as appropriate;
- Strengthen alliances and partnerships with best-in-class external service providers to leverage scale, access expertise, augment capability and increase flexibility and utilize turnkey capital projects; and
- Develop connective rules and tools that measure, inform, and motivate organizational elements to work together in executing the company's strategy.

Fixed-line communications

Overview

Our fixed-line segment is our largest business segment and includes our fixed-line voice, data, directory services and wireless data services businesses. Our fixed-line services consist of:

- fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN lines, and the sale of subscription based value-added voice services and customer premises equipment rental and sales;
- fixed-line traffic services to postpaid, prepaid and payphone customers, including local, long distance, fixed-to-mobile, international outgoing and international voice over internet protocol traffic services;
- interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;
- fixed-line data services, including domestic and international data transmission services, such as point to point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services; and
- directory services, through our TDS Directory Operations subsidiary, wireless data services, through our Swiftnet subsidiary and internet services outside South Africa, through our newly acquired Africa Online subsidiary.

Products and services

Subscriptions and connections

We provide postpaid, prepaid and private payphone customers with digital and analog fixed-line access services, including PSTN lines, ISDN lines, and wireless access between a customer's premises and our fixed-line network. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels. Each ISDN line transmits signals at speeds of 64 kbps per channel. Subscriptions to ADSL are included in our data services revenue. We were the first fixed-line operator in the world to provide prepaid service on a fixed-line network. Our prepaid service offers customers an alternative to the conventional postpaid fixed-line telephone service. All costs, including installation, telephone equipment, line rental and call charges, are paid in advance so that there are no monthly phone bills. We target our prepaid service mainly at first time home phone customers who do not have sufficient credit history and are located in areas where we can provide access to our network without significant additional investment. Customers who have previously had their telephone service disconnected due to non-payment are also encouraged to migrate to our prepaid service option in order to reduce future non-payments while satisfying demand for our services. In the 2007 financial year, we introduced Waya Waya, on trial until the end of October 2007, which is our most affordable fixed-line offer yet. Existing customers are required to pay R120 in advance to cover line rental for a year, thereby ensuring that our customers stay connected.

We also offer subscriptions to value-added voice services. We offer a broad range of value-added voice services on a subscription or usage basis, including call forwarding, call waiting, conference calling, voice-mail, toll free calling, ShareCall, which permits callers and recipients to share call costs, speed dialing, enhanced fax services and calling card services for payphones. These services complement our basic voice services and provide us with additional revenue while satisfying customer demand, enhancing our brand and increasing customer loyalty. Value added voice services such as our CallAnswer voicemail service are also bundled with value added calling plans such as Telkom Closer to further enhance the value to our customer.

We provide payphone services throughout South Africa. As of March 31, 2007, we operated approximately 151,830 public payphones and approximately 6,129 private payphones, of which approximately 40% were coin operated and combination payphones and the remainder were card operated payphones.

The following table sets forth information regarding our postpaid and prepaid lines and payphones as of the dates indicated, excluding our internal lines:

| | As of March 31, | | | 2006/2005 | 2007/2006 |
	2005	2006	2007	% change	% change
	(in thousands, except percentages)				
Postpaid PSTN[(1)]	3,006	2,996	2,971	(0.3)	(0.8)
Business	1,386	1,412	1,426	1.9	1.0
Residential	1,620	1,584	1,545	(2.2)	(2.5)
Prepaid PSTN	887	854	795	(3.7)	(6.9)
ISDN channels	664	693	718	4.4	3.6
Payphones[(2)]	169	165	158	(2.4)	(4.2)
Total fixed access lines[(3)]	4,726	4,708	4,642	(0.4)	(1.4)

(1) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.

(2) Includes public and private payphones.

(3) Total fixed access lines are comprised of PSTN lines, including ISDN channels, prepaid lines, ADSL lines and public and private payphones, but excluding internal lines in service. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels.

The following table shows information related to the number of our fixed access lines in service, net line growth and churn for the periods provided. Churn is calculated by dividing the number of disconnections by the average number of fixed access lines in service during the period.

| | As of March 31, | | | 2006/2005 | 2007/2006 |
	2005	2006	2007	% change	% change
	(in thousands, except percentages)				
Opening balance	4,680	4,726	4,708	1.0	(0.4)
Net line growth	46	(18)	(66)	n/a	(266.7)
Connections	675	615	572	(8.9)	(7.0)
Disconnections	(629)	(633)	(638)	0.6	0.8
Closing balance	4,726	4,708	4,642	(0.4)	(1.4)
Churn (%)	13.4	13.4	13.6	0.0	1.5

Connections include new line orders resulting primarily from changes in service and, to a lesser extent, new line roll-out. Disconnections include both customer initiated disconnections and Telkom initiated disconnections. Included in disconnections and churn are those customers who have terminated their service with Telkom and subsequently subscribed to a new service with Telkom as a result of relocation of premises or change of subscription to a different type of service.

In the 2007 financial year Telkom continued to focus on customer retention through discounted offers, relaxation of credit management policies and targeted marketing campaigns, including Project Reconnect, a marketing campaign targeted at customers changing locations; the re-launch of PD Connect, a marketing and tracking service for property developers; and the implementation of specialized sales teams for gated communities. Telkom continues to focus on offering value for money, by launching and continuously enhancing packages such as PC bundles and Telkom Closer, including the following:

Telkom Closer 1	Includes line rental, Call Answer, a minimum charge at a flat rate for calls during off peak time up to one hour, and a discounted per record rate for local and long-distance calls subject to a minimum charge.
Telkom Closer 2	Includes line rental, Call Answer, unlimited free calls for calls during off peak time up to one hour, and a discounted per record rate for local and long-distance calls subject to a minimum charge.
Telkom Closer 3	Includes line rental, Call Answer, 1,000 inclusive free peak time minutes, unlimited free calls for calls during off peak time up to one hour, and a discounted per record rate for local and long-distance calls subject to a minimum charge.
Telkom Closer 4	All the benefits of Telkom Closer 3 bundled with DSL 384.
Telkom Closer 5	All the benefits of Telkom Closer 3 bundled with DSL 1024.

Telkom Closer plans 1 to 3 have an option to purchase 150 or 75 local internet hours during Callmore time.

Despite these campaigns, Telkom's fixed-line base declined by 1.4% in the 2007 financial year. The decrease in the number of subscriber lines in the 2007 financial year was mainly in the lower revenue generating areas such as prepaid PSTN lines and residential postpaid PSTN lines, partially offset by an increase in ISDN channels and business postpaid PSTN lines. The higher revenue generating areas, such as corporate and business lines, showed a positive growth of 2.8% in the 2007 financial year. The decrease in the number of residential postpaid PSTN lines in the 2007 financial year was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connection, while the decrease in prepaid PSTN lines was primarily as a result of customer migration to mobile services and our residential postpaid PSTN services. The increase in ISDN channels and ADSL services was primarily driven by increased demand for higher bandwidth and functionality. This, together with the alignment of the residential and business DSL product and the upgrading of DSL 192 to DSL 384, without any additional cost to the customer, has added to the positive growth in ADSL services in the 2007 financial year.

In the 2006 financial year Telkom continued to focus on customer retention through discounted offers, relaxation of credit management policies and targeted marketing campaigns, including Project Reconnect and Project JIKA, which were launched to stem line loss. Telkom continues to focus on offering value-for-money, by launching packages like PC bundle and Telkom Closer. Despite these campaigns, Telkom's line base declined by 0.4% in the 2006 financial year. The decrease in the number of subscriber lines in the 2006 financial year was mainly in the lower revenue generating areas such as residential postpaid PSTN lines and prepaid PSTN lines, partially offset by an increase in ISDN channels and business postpaid PSTN lines. The decrease also includes approximately 5,800 lines that migrated from ISDN Basic Rate to ADSL, which amounted to a net loss of approximately 5,800 channels because ISDN Basic Rate lines include two channels, while ADSL service includes only one channel. The higher revenue generating areas, such as corporate and business lines, showed a positive growth of 3.7% in the 2006 financial year. The decrease in the number of residential postpaid PSTN lines in the 2006 financial year was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections. The increase in ISDN channels and ADSL services was primarily driven by increased demand for higher bandwidth and functionality. This together with the expansion of DSL 192, which was launched in February 2005, and DSL 1024, which was launched in September 2005, added to the positive growth in ADSL services in the 2006 financial year.

We also offer telecommunications equipment rentals and sales, such as telephones and private branch exchange systems, or PABX systems, related post-sales maintenance and service for residential and business customers in South Africa. The market in South Africa for such equipment and systems, commonly known as customer premises equipment, is characterized by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers.

Traffic

We offer local, long distance, fixed-to-mobile, international outgoing and international voice over internet protocol services to business, residential and payphone customers throughout South Africa at tariffs that vary depending on the destination, distance, length, day and time of call. Local traffic services are for calls made to destinations less than 50 km from origination. Long distance traffic services are for calls made to national destinations greater than 50 km from origination. We provide international outgoing services, including both voice and data traffic. We provide direct international dialing access to approximately 230 destinations. In the 2004 financial year, we launched a voice over internet protocol product to customers operating international call centers.

The following table sets forth information regarding our fixed-line traffic, excluding interconnection traffic, for the periods indicated. We calculate fixed-line traffic by dividing fixed-line traffic revenues for the particular category by the weighted average tariff for such category during the relevant period.

	Year ended March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
	(in thousands, except percentages)				
Local[1]	19,314	18,253	16,655	(5.5)	(8.8)
Long distance[1]	4,453	4,446	4,250	(0.2)	(4.4)
Fixed-to-mobile	3,911	4,064	4,103	3.9	1.0
International outgoing	415	515	558	24.1	8.3
International voice over internet protocol	89	83	38	(6.7)	(54.2)
Total traffic	**28,182**	**27,361**	**25,604**	**(2.9)**	**(6.4)**

(1) Local and long distance traffic includes dial-up internet traffic.

Traffic was adversely affected in both the 2007 and 2006 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-up internet traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphone business. The decrease in international voice over internet protocol traffic in the 2007 financial year is primarily due to relocation of the international call center business by one of our customers outside South Africa.

Interconnection services

We provide interconnection services to the three mobile operators, Vodacom, MTN and Cell C, and certain other entities that lawfully provide licensed telecommunications services in South Africa consisting of call termination and call transit, as well as access, through our network, to other services, including FreeCall 0800, ShareCall 0860 and HomeFree, emergency services and directory enquiry services. We expect that we will be providing interconnection services to Neotel during the 2007 calendar year and will also be required to provide interconnection services to other licensees.

We also provide interconnection services to international operators in respect of incoming international calls and hubbing traffic through South Africa to other countries. We are seeking to establish ourselves as the principal international telecommunications hub for Africa through our investments in undersea cables and our network and our arrangements with other operators in Africa in order to continue to increase international hubbing revenue.

The following table sets forth information regarding interconnection traffic terminating on or transiting through our network for the periods indicated. We calculate interconnection traffic, other than international outgoing mobile traffic and international interconnection traffic, by dividing interconnection revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices.

	Year ended March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
	(in thousands, except percentages)				
Domestic mobile interconnection traffic	2,206	2,299	2,419	4.2	5.2
International interconnection traffic	1,318	1,355	1,321	2.8	(2.5)
Total	**3,524**	**3,654**	**3,740**	**3.7**	**2.3**

Domestic mobile interconnection traffic includes traffic from mobile operators terminating on our network, international outgoing calls from mobile networks and access to other services such as emergency services and directory enquiry services. The increase in domestic mobile interconnection traffic in the years ended March 31, 2007 and 2006 was primarily due to an overall increase in mobile calls as a result of growth in the mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.

International interconnection traffic consists of international termination traffic and international hubbing traffic. International interconnection traffic decreased in the 2007 financial year due to a decrease in international switch hubbing traffic. In the year ended March 31, 2006, international interconnection traffic increased primarily due to volume discounts and a settlement in the 2006 financial year preventing an illegal operator from carrying international incoming traffic.

Data communications services

We offer a wide range of national and international data communications services, including:

- data transmission services, such as point to point leased lines, ADSL and packet-based services;
- managed data networking services;
- global services; and
- internet access and related information technology services.

Data transmission services

Data transmission services provide the connection of information technology applications over wide area networks. These services include point to point leased lines and packet-based services. We have a growing portfolio of data transmission products tailored to different customer needs from high bandwidth mission critical applications to low bandwidth best effort applications. We also offer our customers tailor-made cost effective customer specific solutions.

Leased lines. We provide national and international leased lines in South Africa. Leased lines are fixed connections between locations, which are secure and exclusive to the user, and are mainly used for high volume data or multimedia transmission. Leased lines are our principal data transmission service and include Diginet, Diginet Plus and Megaline services. We also provide leased lines to broadcasters for audio and video services. Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line. Leased line charges have decreased since the 2005 financial year and we expect that competition may increase pressure on prices in the future.

Large numbers of leased lines are provided to the mobile operators at negotiated wholesale rates for the build out of their networks. With the growth in traffic carried on the mobile networks, a need was identified for the deployment within these networks of transmission links with transmission speeds higher than the 2 Mbps provided by existing agreements. We entered into broadband fixed link leasing agreements with Vodacom and MTN in the 2004 financial year and with Cell C in the 2005 financial year. These agreements offer speeds of 45 Mbps and 155 Mbps and include formalized service level agreements and a term and volume discount structure, as a counter to the competitive challenges that are occurring in this area of the business. Telkom is currently in the process of negotiating amendments to its broadband fixed link leasing agreements to include speeds of 622 Mbps and 2.5 Gbps with formalized service level agreements and a term and volume discount structure.

Recognizing the increasing threat of competition in the provision of leased lines to the mobile operators, Telkom introduced further discounting structures in the 2007 financial year in order to improve the attractiveness of Telkom's product offerings to this rapidly growing market. Fixed link leasing agreements were also entered into with some of the smaller operators, including VANS and USALS, as well as Neotel.

The following table sets forth the bandwidth capacity of our Diginet, Diginet Plus, ATM Express and broadcasting data transmission services:

Leased line	Bandwidth
Diginet	2.4 Kbps to 64 Kbps
Diginet Plus	128 Kbps to 2 Mbps
ATM Express	2 Mbps to 155 Mbps
Broadcasting	
Analogue audio	7.5 or 15 KHz
Analogue video	70 MHz
Digital	2 Mbps to 155 Mbps

Telkom Wholesale launched a new wholesale service, offering Resell ADSL on April 10, 2007 to value added network service licensees and internet service providers. Resell ADSL enables wholesale customers to resell ADSL access to their customers. The main advantage of this service is that the wholesale customer is the single point of contact for new ADSL access orders and first level ADSL service assurance. The service in provisionally available to those customers who have an active, broadband friendly Telkom analogue telephone service. Telkom Resell ADSL offers the following service options:

- Resell ADSL up to 384 Kbps
- Resell ADSL up to 512 Kbps
- Resell ADSL up to 4096 Kbps

The service is provided with a self-install option only and service providers are able to provide their own modems.

ADSL Services. ADSL allows the provisioning of high speed connections over existing copper wires using digital compression. We have different ADSL services available, aimed at the distinct needs of our customers. In an attempt to simplify our DSL offering and to increase value to the customer we have aligned the residential and business DSL product offerings and upgraded all DSL 192 customers to DSL 384 without any additional cost to the customer. The following table indicates our product offerings as of March 31, 2007:

		DSL 384	DSL 512	DSL 1024
Downstream speed	Up to	384 Kbps	512 Kbps	4096 Kbps
Upstream speed	Up to	128 Kbps	256 Kbps	384 Kbps

In April 2007, Telkom launched Do Broadband, which bundles ADSL access and a TelkomInternet account at discounted rates. We have also launched DSL Self-install as an alternative to the usual installation process involving a visit from a Telkom technician. Apart from the convenience of Self-install, it enables customers to save R437.50 in installation fees. We intend to continue to offer ADSL packages, including a free modem, with a 24 month contract.

Packet-based services. Packet-based services are based on a statistical multiplexing technique that allows customers to share bandwidth more cost effectively based on a virtual private network concept. Our packet-based services include packet-switched services (X.25), frame relay services, asynchronous transfer mode (ATM) services and internet protocol (IP) services.

Our asynchronous transfer mode based services include ATM Express and Megaline Plus. ATM Express provides digital transmission services for wide area networks at speeds from 2 Mbps up to 155 Mbps. ATM Express provides a medium for companies to transmit high volumes of information at high speeds over their wide area network with high quality and reliable connections. Voice, video and data applications can be supported simultaneously over a connection. Megaline Plus is a broadband service providing for the carrying of voice, video and data at a constant bit rate across our asynchronous transfer mode network. ATM Express and Megaline Plus serve as an integral component of our integrated virtual private network service offering that allows for the convergence of voice, data, video, e-commerce and web services across a single access medium over our network. We expect our asynchronous transfer mode based service revenue to grow as a result of customers' growing demand for bandwidth, flexibility and reliability.

Our primary internet protocol data transmission product is an IP-based VPN product, branded VPN Supreme. VPN Supreme offers our customers the ability to converge voice, data and video applications over a single, managed VPN. On the international front we have invested in an internet protocol and voice-over internet protocol network and launched a regional clearinghouse to serve as a hub for voice traffic on the African continent. We have launched Telkom Global VPN which enables converged services globally.

Managed data networking services

Our managed data networking services combine our data transmission services discussed above with active network management provided from our state-of-the-art national network operations center. We offer a wide range of integrated and customized networking services, including planning, installation, management and maintenance of corporate wide data, voice and video communications networks, as well as other value-added services, such as capacity, configuration and software version management on customers' networks. To support our service commitment, we offer guaranteed service level agreements on a wide range of our products, which include guaranteed availability, or uptime, of the network through the use of our national network operations center.

Our managed data networking services include our customer network care service, which facilitates the network management of all our data transmission services using the leased lines or packet-based services discussed above, and our Spacestream and IVSat products, which are satellite based products. Spacestream is a high quality, flexible satellite networking service that supports data, voice, fax, video and multimedia applications, both domestically and into the rest of Africa.

Managed data networking services are billed on a monthly basis and vary by customer depending on the particular services provided and the number of network sites under management. The following table sets forth information regarding the number of managed network sites for each of our managed data networking services as of the dates indicated.

	As of March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
	(in thousands, except percentages)				
Terrestrial based	6,425	9,492	12,905	47.7	36.0
Satellite-based	5,536	7,395	8,974	33.6	21.4
Total managed network sites	**11,961**	**16,887**	**21,879**	**41.2**	**29.6**

Global services

Our portfolio of global international products consists of a number of different products. We have international private line circuits, which are our Diginet equivalent to international destinations with bandwidths ranging from 2.4 Kbps up to 155 Mbps. The international private line circuits use both cable infrastructures, such as submarine cables, or satellite infrastructure. This product is complimented by our three global alliances with Infonet, Equant and BT, which are used to offer customers connectivity based on those companies' global networks. Our global alliances have coverage throughout the world and it is easier for customers to use them from an ordering, installation and support point of view, as they have physical presence or formally appointed partners in each country. Due to the packet-based nature of these global networks, the cost efficiencies inherent in these networks can be passed on to customers to ensure more affordable services. We also expanded our global portfolio with the launch of our own Global VPN during the last quarter of the 2007 financial year.

Internet access services and other related information technology services

We are one of the leading internet access providers in South Africa in the retail and wholesale internet access provision markets. We also package our TelkomInternet product with personal computers, ADSL and ISDN services, as well as our satellite access products, SpaceStream Express and SpaceStream Office.

Our South African internet eXchange, or SAIX, is South Africa's largest internet access provider offering dedicated and dial-up, ADSL and satellite internet connectivity to internet service providers and value added network providers. SAIX has offered fixed-line network internet access through dial-up service since 1995. SAIX derives revenue for its access services primarily from subscription fees paid by internet service providers and value added network providers for access services. The SAIX customer base has expanded beyond only service providers and value added network providers, and now includes Vodacom and other operators in Africa. These include incumbents in Mozambique, Namibia, Angola, Zimbabwe and Lesotho.

In the retail market, TelkomInternet offers a range of internet services to residential and business customers. These services include analog and ISDN dial-up services, ADSL services, TelkomInternet powered by Satellite services and dedicated internet access services. The access services are complemented by a range of value-added services, including e-mail services, domain name services and hosting services. All TelkomInternet access bundles include e-mail services, Web based e-mail access, anti-virus services, exclusive content through our TelkomInternet web site and 24 hour technical support services.

Telkom offers full commercial service of a broadband based internet access powered by satellite. It is a Vsat product offering that allows effective sharing of the satellite platform making the service more affordable. Following the successful introduction of TelkomInternet via satellite, Telkom expanded its SpaceStream Express product into Africa branded as SpaceStream Africa.

In July 2005, TelkomInternet introduced a range of internet access and personal computer bundles to the consumer market. These bundles included a personal computer, internet access, internet call minutes, and various traditional Telkom services. During this year TelkomInternet also introduced toll free technical support.

The following table sets forth information regarding our wholesale and retail internet services and customers as of the dates indicated.

	As of March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
Wholesale					
Internet leased lines-equivalent 64 kbps	13,470	16,832	19,247	25.0	14.3
Dial-up ports	15,375	12,889	11,462	(16.2)	(11.1)
Retail					
Internet dial-up subscribers	202,410	228,930	210,453	13.1	(8.1)
Internet ADSL subscribers	22,870	53,997	92,140	136.1	70.6
Internet satellite subscribers	1,427	1,981	2,420	38.8	22.2

Our wholesale internet services are billed on a bandwidth basis while our retail internet services are billed on a monthly subscription basis. We also generate fixed-line traffic revenue from internet traffic routed over our fixed-line network.

Information technology and related services. We have expanded our data offering to selected information technology services that include local area network services, basic hosting, data center hosting, managed infrastructure hosting, web application hosting, security services, disaster recovery, storage services and application service provider hosting. Our security services include firewalls, intrusion detection, and spam and virus protection.

We also offer e-commerce products and services, including electronic data interchange, hosted procurement market place, payment gateways, electronic storefronts, electronic bill presentment and message translation services. CyberTrade, our web based e-commerce service provider, provides users with a secure platform to perform online banking and stock market trading, to buy and sell goods and products from electronic merchants and to access critical information.

Directory and other services

Directory services. We own 64.9% of TDS Directory Operations, the largest directory publisher in South Africa providing white and yellow pages directory services and electronic white pages. In the year ended March 31, 2007, TDS Directory Operations published approximately 7.7 million white and yellow directories. TDS Directory Operations also provides electronic yellow pages and value added content through full color advertisements. TDS Directory Operations has improved the accessibility and distribution of directories through door-to-door delivery and electronic media. We also provide national telephone inquiries and directory services.

Wireless data application services. We own 100% of Swiftnet, which operates under the name Fastnet Wireless Service. Fastnet is a wireless network providing asynchronous wireless access on our X.25 network, Saponet-P, to its customer base. This service has been expanded by Swiftnet to offer a GPRS driven solution using a dual sim card allowing the customer to roam on both the Vodacom and MTN GPRS South African networks. Services include retail credit card and check point of sale terminal verification, telemetry, security and vehicle tracking. Swiftnet is in violation of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities. ICASA has required Swiftnet to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stake in Swiftnet to the Radio Surveillance Consortium, or RSC, a group of empowerment investors, for R55 million following a competitive sale process run by an independent adviser. The transaction would not require any financial support or facilitation from Telkom. The transaction received Competition Commission approval on May 28, 2007. The transaction is still subject to ICASA approval.

Fees and tariffs

Tariff rebalancing

We made significant progress in rebalancing our fixed-line tariffs. Telkom's tariff rebalancing program was historically aimed at better aligning its fixed-line traffic charges with underlying costs and international norms. As a result of its efforts, the ratio of tariffs for long distance calls to all destinations over 50 km compared to tariffs for local calls declined from 13.2:1 as of March 31, 1997 to 2.7:1 as of March 31, 2002. Telkom expects that its tariff rebalancing will focus more on the relationship between the actual costs and tariffs of subscriptions and connections and traffic in order to more accurately reflect underlying costs and in response to increased competition.

Regulations made under the Telecommunications Communications Act, which remain in effect, impose a price cap on a basket of Telkom's specified services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product. A similar cap applies to a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 66% of Telkom's operating revenue in the year ended March 31, 2006 was included in this basket compared to approximately 64% of Telkom's operating revenue in the year ended March 31, 2007. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. The price cap operates by restricting the annual percentage increase in revenues from all services included in the basket that are attributable solely to price changes to annual inflation, measured by changes in the consumer price index, less a specified percentage.

Historically, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was 1.5% below inflation. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from ICASA. Draft regulations on the pricing and provision of ADSL services were published by ICASA, which would, among other things, have prohibited Telkom from charging a monthly rental for providing ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any limitations on the pricing of these services, but did impose quality of service obligations on Telkom for these services related to, among other things:

- services to be provided within 30 days from application;
- the provision of uncapped local bandwidth;
- the guarantees of minimum speeds;
- the prohibition of port prioritization; and
- the prohibition of periodic resets.

Telkom is currently not in full compliance with these requirements and has informed ICASA accordingly.

ICASA approved a 0.2% increase in the overall tariffs for services in the basket effective January 1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006. On June 13, 2007, Telkom filed with ICASA proposed average price reductions on its regulated basket of products and services of 1.2%, effective August 1, 2007. As a result, if approved by ICASA, from August 1, 2007, the following price changes will be effective:

• ADSL rental	18.2% average decrease
• Local call charges – Standard time	No change
• Local call charges – Callmore time	4.1% average increase
• Long distance call charges	10% decrease
• International call charges	9.0% average decrease
• Data products	11.9% average decrease
• Subscription: analog line rental	12.0% increase
• ISDN rental	12.0% increase
• Worldcall local	15.0% decrease
• Worldcall long distance	41.3% decrease

See Item 3. "Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters – Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it above and "– Regulation and License Requirements" below. All tariffs include value added tax at a rate of 14%.

Subscription and connection tariffs

We provide reduced installation charges to most packaged services and provide discounts for other customer specific solutions. In order to attract high volume corporate and business customers we offer volume and term programs on certain data products that fix rates at the lower of the prevailing rates or the rate at the time of the contract. We also offer term discounts on our ISDN primary service.

The following tables show our subscriptions and connections tariffs as of January 1, 2005, September 1, 2005 and August 1, 2006 and our proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007.

| | As of January 1, 2005 | | | |
	PSTN Postpaid	PSTN Prepaid	ISDN2 Basic	ISDN30 Primary
	(ZAR, including value-added tax)			
Business				
Installation	291.60	n/a	409.00	22,026.00
Monthly rental	115.65	n/a	230.50	3,469.60
Residential				
Installation	291.60	168.40	409.00	n/a
Monthly rental	87.05	54.00	195.90	n/a

| | As of September 1, 2005 | | | |
	PSTN Postpaid	PSTN Prepaid	ISDN2 Basic	ISDN30 Primary
	(ZAR, including value-added tax)			
Business				
Installation	316.10	n/a	443.35	23,876.00
Monthly rental	122.60	n/a	230.50	3,677.87
Residential				
Installation	316.10	182.50	443.35	n/a
Monthly rental	92.28	57.25	195.90	n/a

| | As of August 1, 2006 | | | |
	PSTN Postpaid	PSTN Prepaid	ISDN2 Basic	ISDN30 Primary
	(ZAR, including value-added tax)			
Business				
Installation	342.30	n/a	480.10	25,855.30
Monthly rental	132.75	n/a	230.50	3,982.59
Residential				
Installation	342.30	197.60	480.10	n/a
Monthly rental	99.92	57.25	166.52	n/a

| | As of August 1, 2007 | | | |
	PSTN Postpaid	PSTN Prepaid	ISDN2 Basic	ISDN30 Primary
	(ZAR, including value-added tax)			
Business				
Installation	383.37	n/a	537.72	28,957.94
Monthly rental	148.68	n/a	258.15	4,460.50
Residential				
Installation	383.37	221.30	537.72	n/a
Monthly rental	111.90	57.25	186.50	n/a

Traffic tariffs

Local, long distance and fixed-to-mobile

When setting local and long distance call pricing, a number of variables are considered in order to generate an optimal level of revenue and to balance demand and affordability within our price cap limitations. These include the duration, the distance between the points of origin, the destination, the time of day and the day of the week of the call.

For calls from our fixed-line customers to mobile users, we bill our customers the standard retail tariff, retain a fixed portion of the retail tariff and pay the remainder of the tariff to the mobile operator.

The following table sets forth our postpaid and prepaid traffic tariffs as of January 1, 2005, September 1, 2005, August 1, 2006 and our proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007.

	As of January 1, 2005		As of September 1, 2005		As of August 1, 2006		As of August 1, 2007	
	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]
	(ZAR, including value-added tax)							
Postpaid services (residential and business)								
Local minimum call charge (0 – 50 km) for first unit[3]	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Local call rate per minute (0 – 50 km) after first unit[3]	0.40	0.16	0.38	0.16	0.38	0.16	0.38	0.17
Long distance minimum call charge (>50 km) for first unit[4]	0.89	0.89	0.80	0.80	0.72	0.72	0.65	0.65
Long distance call rate per minute (>50 km) after first unit[4]	0.89	0.45	0.80	0.40	0.72	0.36	0.65	0.33
Fixed-to-mobile call rate per minute[5]	1.89	1.17	1.89	1.17	1.89	1.17	1.89	1.17
Prepaid services (residential only)								
Local minimum call charge (0 – 50 km) for first unit[6]	0.59	0.59	0.59	0.59	0.62	0.62	0.62	0.62
Local call rate per minute (0 – 50 km) after first unit[6]	0.46	0.18	0.43	0.18	0.45	0.19	0.46	0.21
Long distance minimum call charge (>50 km) for first unit[7]	0.89	0.89	0.80	0.80	0.84	0.84	0.76	0.76
Long distance call rate per minute (>50 km) after first unit[7]	1.06	0.53	0.95	0.48	1.00	0.50	0.90	0.45
Fixed-to-mobile call rate per minute[5]	1.89	1.17	1.89	1.17	1.89	1.17	1.89	1.17

(1)   Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.

(2)   Monday to Thursday 7 p.m. to 7 a.m. the next morning, and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning, and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.

(3)   The first unit for peak calls is 94 seconds (January 1, 2005: 89 seconds) and for off peak calls with effect from August 1, 2007 is 209 seconds (January 1, 2005, September 1, 2005 and August 1, 2006: 223 seconds).

(4)   The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds.

(5)   Calls are charged in increments of 60 seconds for the first minute and in increments of 30 seconds thereafter.

(6)   The first unit for peak calls with effect from August 1, 2007 is 81 seconds (September 1, 2005 and August 1, 2006: 83 seconds) (January 1, 2005: 78 seconds) and for off peak calls with effect from August 1, 2007 is 181 seconds (January 1, 2005, September 1, 2005 and August 1, 2006: 194.5 seconds).

(7)   The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.

International outgoing

Our outgoing international call tariffs and payments are based on settlement rates negotiated with other international carriers on a bilateral basis. The following table sets forth our international outgoing traffic tariffs per minute as of January 1, 2005, September 1, 2005 and August 1, 2006 and our proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007 for residential and business customers to the ten most frequently called countries based on traffic.

	As of January 1, 2005		As of September 1, 2005		As of August 1, 2006		As of August 1, 2007	
	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]
	(ZAR, including value-added tax)							
United Kingdom	1.70	1.50	1.70	1.50	1.40	1.30	0.95	0.85
Zimbabwe	1.66	1.30	1.66	1.30	1.60	1.30	1.40	1.15
Mozambique	2.70	2.50	2.70	2.50	2.50	2.50	1.40	1.15
Namibia	1.66	1.30	1.66	1.30	1.30	1.30	1.40	1.15
Botswana	1.66	1.30	1.66	1.30	1.64	1.28	1.40	1.15
Lesotho	1.66	1.35	1.66	1.35	1.66	1.46	1.85	1.62
United States	1.70	1.50	1.70	1.50	1.20	0.99	0.95	0.85
Malawi	1.80	1.55	1.80	1.55	1.77	1.52	1.40	1.15
Swaziland	1.66	1.30	1.66	1.30	1.66	1.30	1.40	1.15
Pakistan	2.70	2.40	2.70	2.40	2.00	2.00	1.80	1.70

(1)   Monday to Friday 8 a.m. to 8 p.m.

(2)   Monday to Thursday 8 p.m. to 8 a.m. the next morning, and Friday 8 p.m. to Monday 8 a.m.

Interconnection tariffs

Interconnection termination rates for mobile operators are distance independent and are based on aggregated measurements of traffic crossing the points of interconnection measured on a per-second basis. For national calls from mobile users to fixed-line customers, the mobile operator pays us a termination fee. The risk of uncollectibles is carried by the originating operator. For incoming international calls destined for mobile users, we pay the mobile operator a termination rate which is the same as the rate we pay for fixed-to-mobile calls, and for outgoing international calls originating from mobile users, the mobile operators pay to us our standard wholesale rate for international calls. In order to better compete for outgoing international traffic originated by the mobile operators, Telkom replaced its discounted retail charging model for such traffic with a wholesale charging model with Vodacom in April 2006 and with MTN and Cell C in August 2006.

Our current interconnection tariffs are set out in interconnection agreements negotiated and agreed by us and the other operators. ICASA is entitled to issue, and has issued, regulations relating to interconnection between South African licensed operators. Telkom's interconnection agreements provide for annual increases in the portion of fixed-to-mobile tariffs retained by Telkom and the termination rates payable by Telkom to the mobile operators as well as the termination rates payable to Telkom from the mobile operators for mobile-to-fixed calls.

The following table sets forth our fixed-to-mobile retail tariffs, including our termination rates paid to mobile operators and our retention rates, and our mobile-to-fixed tariffs as of January 1, 2005,

September 1, 2005, January 1, 2006 and January 1, 2007. Fixed-to-mobile tariffs are billed for the first 60 seconds and 30 second increments thereafter. Termination rates paid to mobile operators are paid on a per second basis.

| | As of January 1, 2005 | | As of January 1, 2006 | | As of January 1, 2007 | |
	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]	Peak rates[1]	Off peak rates[2]
	(ZAR, including value-added tax)					
Fixed-to-mobile retail rate	**1.89**	**1.17**	**1.89**	**1.17**	**1.89**	**1.17**
Termination rate paid to mobile operators	1.43	0.88	1.43	0.88	1.43	0.88
Retention rate	0.46	0.29	0.46	0.29	0.46	0.29
Mobile-to-fixed retail rate						
Termination rate paid to Telkom	0.31	0.17	0.33	0.18	0.33	0.18

(1)   Monday to Friday 7 a.m. to 8 p.m.

(2)   Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.

Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel has indicated that it will commence providing services to residential customers during the 2007 calendar year. The following table sets forth our retail tariffs applicable to calls to Neotel, is effective from May 23, 2007, including our termination rates to be paid to Neotel and our retention rates, and our interconnection tariffs which will be applied between Telkom and Neotel. Telkom's retail tariff for such calls will be billed on a per second basis with a minimum charge of 72 cents. The interconnection fees payable between Telkom and Neotel are pseudo-distance based rates coupled to the national numbering plan regulations, consisting of a lower within billing zone, or WBZ, rate, and a higher beyond billing zone, or BBZ, rate. If a call is handed over to the other network in the same billing zone as that in which it terminates, then the WBZ rate is applicable. If it is handed over in a billing zone other than that in which it terminates, then the BBZ rate is applicable.

| | As of May 23, 2007 | |
	Peak rates[1]	Off peak rates[2]
	(ZAR, including value-added tax)	
Telkom to Neotel retail rate	**0.65**	**0.65**
WBZ termination rate paid to Neotel	0.23	0.23
Retention rate	0.42	0.42
Telkom to Neotel retail rate	**0.65**	**0.65**
BBZ termination rate paid to Neotel	0.33	0.33
Retention rate	0.32	0.32
Neotel to Telkom calls		
Termination rate paid to Telkom (WBZ)	0.26	0.14
Termination rate paid to Telkom (BBZ)	0.38	0.22

(1)   Monday to Friday 7 a.m. to 8 p.m.

(2)   Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.

Various interconnection agreements have also been signed with smaller operators such as VANS and USALs.

The following table sets forth our Telkom-to-USAL retail tariffs effective from May 23, 2007, including our termination rates paid to the USALs and our retention rates, and our USAL-to-Telkom tariffs applied between Telkom and the USALs. Telkom's fixed-to USAL retail tariffs for mobile USAL calls are billed for the first 60 seconds which is the minimum charge applicable for the call, and in 30 second increments thereafter. Telkom's fixed-to-USAL retail tariffs for calls within the USALs' service area are billed on a per second basis with a minimum charge of 72 cents. Termination rates paid to the USALs are paid on a per second basis.

	As of May 23, 2007	
	Peak rates[1]	Off peak rates[2]
	(ZAR, including value-added tax)	
Fixed-to-USAL retail rate (Calls to mobile USAL numbers) .	**1.89**	**1.17**
Termination rate paid to USAL	1.43	0.88
Retention rate	0.46	0.29
Fixed-to-USAL retail rate (Calls to fixed USAL numbers) . .	**0.83**	**0.43**
Termination rate paid to USAL	0.33	0.18
Retention rate	0.50	0.25
USAL-to-Telkom calls		
Termination rate paid to Telkom	0.33	0.18

(1) Monday to Friday 7 a.m. to 8 p.m.

(2) Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.

The following table sets forth our retail tariffs applicable to calls to VANS effective from May 23, 2007, including the termination rates paid to the VANS and our retention rates, and our VANS-to-Telkom tariffs applied between Telkom and the VANS. Telkom's retail charges for calls to VANS are billed on a per second basis with a minimum charge of 72 cents. The interconnection fees payable to Telkom by the VANS are distance based rates as given below.

	As of May 23, 2007	
	Peak rates[1]	Off peak rates[2]
	(ZAR, including value-added tax)	
Telkom-to-VAN retail rate		
Termination rate paid to VANS[3]	N/A	N/A
Retention rate	0.50	0.50
VANS-to-Telkom calls (Local)		
Termination rate paid to Telkom	0.32	0.16
VANS-to-Telkom calls (Long distance)		
Termination rate paid to Telkom	0.50	0.25

(1) Monday to Friday 7 a.m. to 7 p.m.

(2) Monday to Thursday 7 p.m. to 7 a.m. the next morning and Friday 7 p.m. to Monday 7 a.m.

(3) Telkom's fixed-to-VANS retail rate varies based on the termination rates charged by the various VANS to Telkom.

An interconnection agreement was signed between Telkom and Sentech on June 1, 2007 which provides for the termination by Telkom of calls brought into the country by Sentech pursuant to its international telecommunication gateway service license. Pursuant to this agreement, Telkom charges Sentech the same termination rates as it charges Neotel described above. As Sentech's license allows it to provide a carrier of carriers service to other operators, it does not have end-users within the country, and the interconnection agreement therefore does not provide for the termination of calls on Sentech's network. It does however provide for either operator to transit international traffic via the other if they so require. It is expected that physical interconnection will be established with Sentech during the third quarter of the 2007 calendar year.

Data tariffs

We charge monthly fees for leased lines, which vary based on bandwidth and distance, and monthly service charges for ADSL, which are not distance dependent. The following table sets forth the monthly tariffs for our data leased lines using 20 km distances and ADSL service as of January 1, 2005, September 1, 2005 and August 1, 2006 and our proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007. Subscription to ADSL service also requires the subscription to a PSTN postpaid line.

	As of January 1, 2005	As of September 1, 2005	As of August 1, 2006	As of August 1, 2007
	(ZAR, including value-added tax)			
ADSL installation charges				
HomeDSL 192/384/512/1024[1]	404	404	437.50	490.00
BusinessDSL 512/1024[1]	404	404	437.50	490.00
ADSL access rental charges				
HomeDSL 192	329	270	245	n/a
HomeDSL 384	449	359	245	152
HomeDSL 512	680	477	362	326
BusinessDSL 512	800	477	362	326
HomeDSL 1024/BusinessDSL 1024[1]	n/a	680	516	413
Diginet (64 Kbps)	2,236	2,214	2,160	2,039
Diginet Plus (512 Kbps)	6,165	5,245	5,067	4,658
ATM Express				
2 Mbps – Bronze	13,828	11,953	10,827	9,747
2 Mbps – Silver	18,046	15,418	14,120	12,711
34 Mbps – Silver	104,572	89,613	81,059	72,955
140 Mbps – Silver	345,591	296,246	255,460	229,908

(1) HomeDSL 1024 and BusinessDSL 1024 were launched in September 2005. These amounts represent the tariffs at date of service launch.

Managed data networking services are billed on a monthly basis and vary by customer depending on the particular services provided and the number of network sites under management.

Sales and marketing

We group our fixed-line customer base into the following three categories in order to more effectively target and service our customers:

- business customers;
- residential customers; and
- payphone customers.

Business customers

Business customers are comprised of global and corporate customers, business and government customers and wholesale customers. We have separate sales and marketing departments to service each of the sub-categories within our business customer category. Our business customer category accounted for approximately 68.7% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 38.0% of our total fixed access lines as of March 31, 2007.

Global and corporate

Global and corporate customers comprise over 330 of South Africa's largest financial, retail, manufacturing and mining companies with domestic and international operations. Global and corporate customers accounted for approximately 17.5% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 9.5% of our total fixed access lines as of March 31, 2007. We have increased our sales and marketing efforts aimed at our large global and corporate customers in order to continue to improve customer loyalty. We offer tailored packaged solutions and seek to enter into long-term relationships with our global and corporate customers in order to maintain our leadership position in this customer market. We market and sell our products and services to these customers primarily through corporate account managers, supported by a team of specialists in the field of pre-sales consulting, project management and post-sales service managers.

Business and government

Business and government customers comprise approximately 283,000 large and medium business and governmental accounts. We estimate that Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 4.3% of our total fixed access lines as of March 31, 2007. We also offer tailored packaged solutions and seek to enter into long term relationships with our government and larger business customers. In addition, we established a customer relation program to focus on retaining business customers. We market and sell our products and services to these customers primarily through customer account managers and sales representatives, the Telkom Business Call Center and customer service branches. As of March 31, 2007, we had approximately 136 Telkom Direct shops located throughout South Africa to assist our business customers in finding the products and end user equipment that best fits their needs. In the 2007, 2006 and 2005 financial years, we have been successful in signing our business customers to long term service agreements. We have also been successful in growing our ISDN, internet access, PABX, satellite and data, including ADSL, products and services.

Wholesale

Wholesale customers comprise mobile operators, domestic licensed network operators, international operators and service providers and domestic value-added network service providers. We expect wholesale revenue from domestic operators to increase with the expansion of Neotel's operations and the further liberalization of the South African telecommunications industry, although we believe that with the advent of the Electronic Communications Act, competition in this sector will increase and there will be downward pressure on prices. Products sold to wholesale customers primarily include national and international voice termination services, data services and international transiting services. We also provide internet protocol services to internet service providers. We are currently focusing on developing wholesale products that cater to the needs of a more liberalized fixed-line market in South Africa. We are also expanding our wholesale product portfolio to go into non-traditional markets outside of South Africa. Our marketing and sales strategy for the wholesale services market is to be the carrier of choice for other operators and the connectivity provider of choice for domestic and other African service providers. We believe our digital network both in South Africa and in our international undersea cables provides a solid foundation from which we can leverage these services. We continuously revisit destinations for wholesale voice termination services. We intend to focus on expanding our relationships with international operators and further increasing the penetration of our transiting and connectivity services to international operators, including other African operators, for traffic into and out of Africa.

Mass markets

Mass markets comprises small business customers and residential customers, including both prepaid and postpaid residential customers using PSTN, ISDN and ADSL services. Small business customers comprise approximately 290,000 accounts.

Mass market customers accounted for approximately 29.7% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 58.6% of our total fixed access lines as of March 31, 2007. Residential customers accounted for approximately 51.1% of our total fixed access lines as of March 31, 2007. Prepaid residential customers accounted for approximately 17.1% of our total fixed access lines as of March 31, 2007, compared to approximately 18.1% of our total fixed access lines as of March 31, 2006. Small business customers accounted for approximately 7.5% of our total fixed access lines as of March 31, 2007.

We are seeking to compete in the residential market by offering communications packages focused on improving convenience and security to enhance consumers' lifestyles, while at the same time increasing revenue per customer. We intend to continue to introduce calling plans that target high use customers and are designed to increase consumers' value for money. We market and sell our residential products through our customer call centers, customer service branches, Vodacom's customer service branches and Telkom Direct shops, the South African Post Office, independent distributors and vendors and through telemarketing. We are focused on increasing the penetration of our ADSL services to retail and high-end residential customers through targeted direct advertising to high internet usage subscribers.

Payphone customers

Payphones comprise our public and private payphone units. Payphones accounted for approximately 1.6% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 3.4% of our total fixed access lines as of March 31, 2007.

We seek to provide easy access to our services through the effective placement of our phones and phonecard outlets in high traffic areas, while cutting costs by removing non-profitable pay phones. Our key focus area is the premier market, which includes municipalities, prisons, gas stations, shopping malls, airports, and train stations. In furtherance of this goal, we target and enter into nationwide contracts with multi location telephone providers to ensure wider distribution of our payphones. We market and sell our payphone products through our regional sales force and call centers. In order to improve efficiencies in public services and telephony, Telkom implemented a quality management system in compliance with the South African Bureau of Standards ISO9001:2000 standards, which was certified by the South African Bureau of Standards in 2003. The aim was to develop products and services based on these quality standards and improved processes in an effort to grow and improve public telephony revenues and create a customer relations center through a call center. An income management center, which is responsible for coin collections, and banking and a dedicated fault handling center for the maintenance of payphone equipment was established.

Customer care and service

Telkom has placed customer-centricity at the core of its corporate strategy and refocused its emphasis from a traditional communications organization to a customer-centric organization. Telkom reviewed its organization and work design to support customer centricity and has restructured its employees around organizational boundaries in order to better respond to its customers, tailored systems to its customers' needs and built meaningful customer experiences, thereby aligning the organization with its customers.

We offer a number of customer care initiatives tailored to our different customer segments. We allocate service managers to each of our global and corporate customers, who are responsible for ensuring that all new installations and repairs are performed in a satisfactory and timely manner. In addition, we have established a corporate customer call center in Cape Town for our global and corporate customers, capable of making minor infrastructure changes from a single location. We also use professional program managers to manage the implementation of complex network solutions. We offer service level agreements on a number of our existing data communications products where technology allows us to do so and our goal is to introduce service level agreements on all new data communications products in the future. We confer VIP status on each of our global and corporate customers and other selected customers that allows them direct access to key people within our organization to ensure quick resolution of any problems they may have regarding our products and services. We also intend on launching a wholesale call center for use by our expanding base of wholesale customers.

Through our ambassador program, participating Telkom management employees adopt a few small and medium businesses to strengthen relationships with these customers in a non-sales environment. An ambassador acts as a single point of contact for those customers in the event of any queries relating to our products and services. In addition, our Telkom business call center provides customer support for our medium and small business customers. We also offer a broad range of internet based customer care tools to allow customers to manage their relationship with us more conveniently. The Telkom and TelkomInternet websites offer online services such as fault reporting for voice services, automated online registration and password changes for internet services, electronic bill presentation and an email query facility. The Telkom.co.za website logged an average of 1.2 million page impressions per month.

We also provide our customers with a free SMS payment reminder where a cellular phone number is provided to avoid suspension of late paying customers.

Network

Network quality

We have made significant investments in our national network operations center and our new data center in order to increase our ability to identify and anticipate future customer needs more rapidly and to provide the appropriate solutions and services. In order to take advantage of economies of scale in scheduling, we have consolidated our six voice installation and fault management centers into two centers to address faults, installation and service appointment scheduling and have consolidated our six data installation and fault management centers into two centers.

The following table sets forth information regarding Telkom's service delivery measurements during the periods indicated.

	Year ended March 31,		
	2005	2006	2007
Residential voice			
% cleared in 24 hours	46%	47%	50%
Faults per 1,000 lines	441	470	485
% installed in 5 days	51%	49%	81%
Business voice			
% cleared in 24 hours	62%	61%	66%
Faults per 1,000 lines	287	300	328
% installed in 5 days	68%	63%	83%
Data subrate			
% cleared in 24 hours	97%	92%	84%
Faults per 1,000 lines	756	801	870
% installed in 10 days	75%	40%	41%
ADSL business			
% cleared in 24 hours	79%	54%	33%
Faults per 1,000 lines	505	480	575
% installed in 20 days	84%	56%	76%

74

During the 2007 financial year, we took action to improve appointment management, resulting in the improvement in residential and business voice orders installed in five days.

The ADSL installed base grew by 78% during the 2007 financial year. This growth resulted in an increase in the number of reported faults and impacted on the time taken to clear faults. This growth also impacted on data subrate services as they share ADSL resources. The increase of approximately 20% in network failures during the 2007 financial year, contributed to the increase subrate faults per 1000 lines. Network failures consist of cable breaks, cable theft and failures on other core network elements.

The decline in residential and business voice performance in the 2006 financial year was due to bad weather conditions and a high incidence of electrical storm activity resulting in increased fault rates, which impacted on Telkom's service levels. We have implemented a sustainment program focused on access network reliability to reduce the impact of electrical storm activity. During the 2006 financial year, there was a 146% increase in ADSL installations, which resulted in a decline in the ADSL installation rate and the percentage cleared within 24 hours as a result of the doubling of the installed base. The decline in the installation rate for data subrate was primarily due to delays as a result of network capacity problems. We have upgraded our fixed-line core network to increase bandwidth capacity.

We expect to continue to change the method in which we measure performance to align with changes in the information communication technology industry that focus more on broadband and data services and also to support Telkom's customer centricity drive.

Infrastructure and technology

The following table sets forth information related to the digitalization and upgrade of our network at the dates indicated.

	As of March 31,				
	2003	2004	2005	2006	2007
Digitalization (percentage of lines) . . .	99.8	99.9	99.9	99.9	99.9
ATM switches	197	189	202	212	228
Digital exchange units	4,292	4,321	4,339	4,427	4,448
Internet Protocol Routers	24	32	70	76	79

National network operations center

We have a state-of-the-art national network operations center, capable of monitoring our core network and coordinating and dispatching core network repair personnel from one control point based in Centurion, Pretoria. Our national network operations center enables us to be more proactive in anticipating, localizing and isolating problems, such as congestion and cable breaks, so that they can be corrected promptly. The national network operations center is capable of providing up to the minute, real-time visual summary of the status of our entire network. Our national network operations center includes an emergency restoration and control center that manages all network failure restorations. Network service management specialists are able to obtain up to the minute information from this center in order to proactively update global and corporate customers who have services affected by any major network failure, including voice and data network services.

Switching network

An important part of our fixed-line network modernization program has been switch digitalization. As of March 31, 2007, 99.9% of our telephone access lines were connected to digital exchanges. Switch digitalization has made our network more efficient and resilient and has enabled us to offer new value-added voice and data services, including caller line identification, electronic call answering and the provisioning of innovative billing systems. Our switching network infrastructure is based on a two-tier structure utilizing large capacity digital switches. The upper, or primary, tier is used for the switching of long distance and international traffic and the lower, or secondary, tier is used for the switching of regional and local traffic.

The primary tier consists of eight switching centers and two international switching centers. Each of the switching centers includes two switches which are geographically diverse for redundancy purposes and in order to handle larger volumes during peak times. Each of the primary switching centers is interconnected by at least two self healing diverse routes. Interconnection between our network and the networks of the three South African mobile operators and Neotel takes place at primary level switches in the main centers. Two international telephone switching centers each containing one switch, serve as the international gateways. Secondary switching centers are connected to the primary switching centers by at least two self-healing diverse routes. Each secondary switching center includes one switch with internal redundancy mechanisms.

Transmission network

Our national transmission network comprises a synchronous digital hierarchical and wave division-multiplexing network. Both the primary and the secondary tier are based on a combination of ring and meshed topology, which provides a dual path to each connection point. The ring topology consists of interlocking self-healing rings, while the meshed topology consists of high capacity digital cross-connects connected in meshed fashion via high capacity digital links. The primary tier consists of eight stacked rings and fifteen digital cross-connects, while the secondary tier consists of 544 rings and 85 digital cross-connects. The synchronous digital hierarchy network, with its network management capability, provides for faster provision and modification of service, improved grade of service and lower maintenance costs. Telkom is investing in additional capacity to meet requirements for growth in data traffic and leased lines.

At the beginning of the 2006 financial year, we commenced an aggressive roll-out of next generation synchronous digital hierarchical equipment on both the primary and the secondary tier. In the 2007 financial year, 370 sites were installed, 315 sites commissioned and 75 sites were integrated. We are continuing to upgrade our wave division-multiplexing network to cater for larger capacities.

Metro Ethernet

In the 2007 financial year, we began deploying Metro Ethernet, a next generation network technology that provides cost effective, high speed, fiber based connectivity in metropolitan areas. In addition to increased bandwidth capacity, the technology also offers features required for next generation services such as bandwidth on demand and internet protocol TV, or IPTV.

The new network will be used to support and enhance existing customers' services such as broadband access via ADSL and WiMAX technologies. New corporate and service provider wholesale services are expected to be developed that draw directly from the new feature set offered by Metro Ethernet.

Metro Ethernet is currently being rolled out in the metropolitan areas of the Western Cape, Northern Gauteng (Pretoria) and Gauteng Central (Greater Johannesburg).

Access network

Access for our PSTN and data networks is primarily via copper. Telkom is still deploying additional access network infrastructure to enable the provisioning of ISDN and xDSL services on demand. Fiber in the loop, or FTTx, with optical fiber distributed multiplexors and cross connects are also provided to mobile operators, corporate and large businesses, office parks and shopping centers. Point-to-point radio systems are also provided for non-fibered areas such as rural areas and for redundancy in our core network. In addition, Telkom is focusing on the rehabilitation of its existing copper and fiber access network infrastructure to improve the reliability and quality of its network and to make it broadband friendly. Viable areas, which are out of reach of the broadband footprint, will be serviced by appropriate wireless local loop (point to multipoint) technologies.

Asynchronous transfer mode network

We have rolled out an asynchronous transfer mode network to deliver broadband services to global and corporate customers. As of March 31, 2007, we had 228 switches in our asynchronous transfer mode network. The present available bandwidth between the core switches on our asynchronous transfer mode network is 183 STM-1s or 27.4 Gbps, while the available bandwidth between the access switches, metropolitan switches and core switches is 502 STM-1s or 75.2 Gbps. Access to our asynchronous transfer mode network is primarily provided via fiber and synchronous digital hierarchy.

Public broadband internet protocol network

Our public broadband internet protocol network comprises a three tier hierarchical network consisting of eight core sites, 28 edge sites and 65 access locations, including over 27,990 modems with an estimated dial-up base of greater than 500,000 customers, including Telkom and other internet service providers as of March 31, 2007.

Telkom has designed its internet protocol network as the core for new products and services with multi protocol label switching, or MPLS, deployed in the network. 10,995 layer three virtual private network or VPN endpoints have been deployed.

Telkom currently has a total bandwidth of 2.4 Gbits to a total of six international points of presence located in Amsterdam, two in London, New York, Ashburn, Washington D.C. and Hong Kong. Internet protocol transit bandwidth from the six international points of presence to global tier 1 service providers amounts to 3.4 Gbits.

Broadband services

Telkom's Broadband services comprise xDSL through copper as a wireline access and WiMAX as wireless access. We plan on introducing fiber in the near future.

We introduced ADSL as a new wireline access technology in August 2002 for our internet protocol network. The ADSL roll out has been designed to provide maximum coverage in terms of prospective ADSL customers. Our ADSL footprint covers approximately 86.8% of our customer base and consists of 2,237 digital subscriber line access multiplexers, serving approximately 255,633 customers as of March 31, 2007, an increase from 78.1% of our customer base and 1,075 digital subscriber line access multiplexers, serving approximately 143,509 customers as of March 31, 2006, and 58,278 customers as of March 31, 2005. This network is managed from our national network operations center.

Voice over internet protocol network

Softswitch capability is being deployed initially as an overlay network to enable the communication of voice over internet protocol services.

Our current voice over internet protocol network terminates calls for numerous international voice carriers into our fixed-line network. Call centers from around the world that have relocated to South Africa due to favorable economic conditions and lower resource costs are also hosted on our voice over internet protocol network. Telkom has points of presence for connectivity to the voice over internet protocol network in Amsterdam, London, New York, Ashburn (Washington D.C.), Zambia, Zanzibar, Tanzania and Madagascar, with plans to expand to the Far East. The network can terminate 69 media gateways, or approximately 32,700 voice circuits. The media gateways compress the traditional voice channels of 64 Kbps to 8 Kbps channels thus enabling us to reduce the cost of international calls, while maintaining the perceived voice quality of a 64 Kbps call.

WiFi

In February 2005, Telkom launched a hot spot service that provides wireless data access service by using 802.11b/g WiFi technology. Any user with a wireless enabled notebook computer or personal digital assistant can connect to the service while in the coverage area. WiFi is mainly targeted at restaurants, hotel groups, major shopping malls and some sites on national routes. At March 31, 2007, Telkom had 75 hotspots.

WiMAX

Telkom has concluded proof of concept and first office application testing of fixed (IEEE 802. 16-2004) WiMAX technology. This technology is standards based broadband wireless access technology that provides throughput connectivity in a point-to-multipoint configuration. The technology is designed to enable Telkom to more cost effectively provide services in non-copper based infrastructure.

Services that have been successfully tested to date include internet access, which was commercially launched in May 2007. Telkom has a memorandum of understanding in place with Intel Corporation for the interchange of information on WiMAX in order to keep up with the latest WiMAX developments. Telkom is a member of the WiMAX Forum and actively monitors the Forum for any developments.

International connectivity

We offer international connectivity from two international switching centers to terrestrial, satellite and submarine cable routes. Further international connectivity has been provided with the deployment of very small aperture terminals and other satellite transmitters located at strategic locations throughout the country. Telkom has satellite bandwidth available from Intelsat in the Atlantic and Indian Ocean regions. Telkom also has access to satellite capacity from 64 Kbps to 45 Mbps upon request. We are currently making use of satellites in 15 orbital slots for services within and from or to South Africa. The Indian Ocean region can be connected to two satellites and the Atlantic Ocean region can be connected to three satellites. Satellite access is provided from our earth stations at Hartebeeshoek, west of Pretoria, Crowthorne in Gauteng, Malvern in Durban, Chelsea in Port Elizabeth and Klipheuwel in Cape Town. Currently we have satellite voice and data connectivity to locations not reachable via undersea cable.

We have investments in three cable systems connecting Africa and international destinations. A submarine cable system, SAT-2, exists between Cape Town and Europe. We are the largest capacity owner on the SAT-2 submarine cable system with the right to use approximately 65% of the capacity. Consistent with our strategy of increasing international carrier traffic on our network, we have invested approximately $95 million in the SAFE and SAT-3/WASC submarine cable systems that were introduced into service during 2002. The cable systems provide fiber optic connectivity between South Africa and international destinations. These cable systems utilize the latest technology available in order to provide improved high speed voice, data, video and other on demand high bandwidth services and have increased fiber optic bandwidth between Europe, Asia and Africa. We have the right to approximately 24% of the capacity on the SAFE and SAT-3/WASC submarine cable systems, making us the largest capacity owner in these cable systems out of the 35 telecommunications operators who have invested over $700 million in these systems. The length of the SAFE cable is approximately 13,100 km and the SAT-3/WASC is approximately 14,300 km.

In addition, on March 9, 2007 the Eastern Africa Submarine System, or EASSy, supply contract was signed by the 23-member EASSy consortium with Alcatel-Lucent who will lay the first ever optical submarine cable network landing in East Africa. Telkom agreed to invest approximately US$18.9 million and will have an ownership interest in the EASSy cable system of approximately 8%. In addition, Telkom agreed, in a joint purchase agreement with Vodacom, to invest US$1.5 million for an approximate 10% equity stake in a special purpose vehicle that was established to coordinate the participation of smaller operators in the region. The EASSy cable will connect to South Africa at the same landing point as the SAFE cable in Mtunzini, north of Durban. Telkom will seek to provide network operations center and administrator services to the EASSy consortium. Telkom also expects to be in a position to sell onward connectivity to Europe, America and Asia to East African operators using the EASSy cable. Telkom's primary use for the EASSy cable will be to establish and improve its East African fiber connectivity and also to use EASSy as an alternative global diverse route out of South Africa.

The 9,900 km high performance fibre optic cable is being deployed to link eight countries from Sudan to South Africa, via Somalia, Kenya, Tanzania, Madagascar and Mozambique. Landings are planned for Port Sudan, Sudan; Djibouti; Mogadishu, Somalia; Mombasa, Kenya; Dar Es Salaam, Tanzania; Tollary, Madagascar; Maputo, Mozambique; and Mtunzini, South Africa.

Based on Alcatel-Lucent's submarine and terrestrial optical solutions, EASSy will connect the eastern African seaboard as well as landlocked countries, to the rest of the world. It will also provide connectivity across the continent to support the increase in local traffic from existing and new broadband services. EASSy is expected to provide Telkom the opportunity to expand its footprint further into Africa, creating further opportunities for access to future potential markets. In delivering a regional capacity of up to 320 Gbit/s, EASSy complements and increases Telkom's capacity, especially with regard to taking the 2010 World Cup to the rest of the world. By complementing existing undersea networks, EASSy is being designed to provide continuity of service in times of natural disasters and to alleviate congestion during periods of peak traffic.

By interconnecting with Sea-Me-WE 3, Sea-Me-We 4 and SAT-3/SAFE, the EASSy undersea cable will also serve as a supporting infrastructure for these networks. Landlocked states such as Ethiopia, Botswana, Rwanda, Burundi, Uganda, Zambia and Zimbabwe will also be able to access the EASSy cable. The EASSy project is scheduled for completion by the end of the 2008 calendar year.

Information technology/operations support systems

The quality of our operations support systems, which store, manage and analyze essential business information, is critical to the success of Telkom's business. Telkom's operations support systems permit Telkom to make timely and informed business decisions and respond to our customers' needs with tailored solutions. Telkom has dedicated significant resources to the design and implementation of new operations support systems based on a comprehensive and well defined information technology strategy.

We have a data center in Centurion, Pretoria in order to improve internal information technology service levels and offer external internet and related services such as managed data center hosting services. The center is safeguarded by state of the art environmental and security systems capable of performing maintenance without impacting service or availability. The complex houses a 2,100 square meter data center and over 9,000 square meters of usable office space and includes a twenty four hour command/operations center. The command center contains a large video wall that enables personnel to keep abreast of the current state of our information technology infrastructure twenty four hours a day.

Our data center has been leveraged to include both our internal support systems and our external hosted offerings. We have a business continuity and disaster recovery plan utilizing both our Centurion and its sister data center site in Bellville locations for redundancy purposes. Both operations can be monitored and operated from either location via service management tools and data for critical systems is transferred between these sites for rapid disaster recovery should it be necessary. Our power support systems have also been upgraded to add an additional level of environmental redundancy. This redundancy is shared between the data center and the new national business solutions center building to reduce cost.

Telkom's national business solution center was built alongside the national network operations center and the data center providing Telkom with a centralized information technology backbone. The national business solutions center was commissioned and we are currently hosting 46 out of our 55 hosting customers in the national business solutions center. Both the data center and the national business solution center are operated from a command center and now provides an additional 3,000 square meters of computer room space designed to the same specifications as our primary data center requirements. In addition, this new facility gives Telkom the ability to provide high availability configurations that are split between both buildings for redundancy purposes. Network reliability has also been enhanced by creating a totally redundant, shared network environment between the data center, the national business solution center building and the national network operations center.

Telkom is currently in the process of implementing a number of management information and other operating support systems in order to better respond to the increased liberalization of the South African communications industry. These systems are being designed to integrate with Telkom's billing and other management information systems, to provide Telkom with the capability of providing comprehensive and detailed operating information, a single bill for customers with multiple locations and products and configuring products and services across voice and data domains. The nature and the current status of these systems are as follows:

- *Workforce management system* – an automated mechanism to manage and optimize Telkom's workforce utilization. The first phase of the workforce management system was completed in the 2006 financial year. The roll-out of the second and third phases of the workforce management system commenced during the 2007 financial year and is planned for completion in the 2008 financial year.

- *Customer management system solution* – a system to unify both voice and data customers, to manage and maintain all customer information and interactions and to produce an optional single bill for customers' voice and data services or products. The implementation of this solution for Telkom's customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services is targeted to commence during the 2008 financial year for completion in the 2009 financial year.

- *Product catalogue (in conjunction with the customer management system solution)* – a system to configure and maintain products and services for both voice and data domains, to bundle products and groups of products across voice and data product and service domains, and to provide contract management functionalities for both voice and data services or products and customers. The implementation of this solution for Telkom's customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services is targeted to commence during the 2008 financial year for completion in the 2009 financial year.

- *Order management system (in conjunction with the customer management system solution)* – a system to provide end-to-end management of customer orders. The implementation of this solution for Telkom's customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services is targeted to commence during the 2008 financial year for completion in the 2009 financial year.

- *Enterprise Portal* – the vision for Telkom's Portal, www.telkom.co.za, is to become the single point of entry for customers doing business with Telkom via the Internet. In addition to being the single point of entry, the website aims to become the preferred channel to do business with Telkom. Customer benefits of interacting with Telkom via the Portal are convenience, cost-effectiveness and shorter turn-around on assurance, fulfilment and enquiries. The new and energized Telkom Portal was successfully implemented during the 2007 financial year.

- *Fault management solution* – a system to accelerate the real-time and accurate detection of problems in Telkom's network by event collection, filtering and correlation. The first phase was successfully implemented in the national network operations center in the 2007 financial year with active surveillance now being performed on 19 technologies and the next phase is planned to be completed in the 2008 financial year.

- *Enterprise asset management platform* – a system for holistic lifecycle management of all financial, human resources and procurement processes. Various enhancements were successfully implemented during the 2007 financial year, including projects focusing on employee centricity and the shortening of internal processes to support customer centricity and overall efficiency of the company.

- *Next generation operation support system* – Telkom's current operating support system needs to be evolved and developed to a new next generation operating support system to integrate and support Telkom's conversion to a next generation network. The first phase was a comprehensive scoping exercise that was launched in the 2007 financial year. The second phase will entail a program of various projects dealing with the implementation of solutions specifically designed to support next generation products and services.

Competition

Competition in the South African fixed-line communications market is intense and is increasing as a result of the Electronic Communications Act and determinations issued by the Minister of Communications.

We expect that the new licensing framework included in the Electronic Communications Act will result in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. In addition, pursuant to the Electronic Communications Act and determinations issued by the Minister of Communications:

- mobile cellular operators are permitted to obtain fixed telecommunications links from parties other than Telkom;

- VANS operators and private network operators are permitted to resell the telecommunications facilities that they obtain from Telkom;

- VANS operators are permitted to allow their services for the carrying of voice, including voice over internet protocol;

- Telkom is no longer the sole provider of facilities to VANS operators; and

- licensing for the provision of payphone services has been expanded.

See "Regulation and License Requirements".

We compete primarily on the basis of customer service, quality, dependability and price in those areas where we currently face competition and where we expect to compete for public switched telecommunications services in the future. We intend to introduce new products and services and tariff structures with the aim of maintaining and gaining revenue.

Mobile competition

Telkom currently competes for telephone customers with the three existing mobile operators, Vodacom, our 50% owned joint venture, MTN and Cell C. MTN is a public company listed on the JSE Limited and Cell C announced in June 2006 that it entered into a joint venture with Virgin Mobile, which we expect will increase competition. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service. ICASA has begun a review process of mobile termination rates aimed at reducing high mobile interconnect charges. It is expected that this process will have a reducing effect on our mobile interconnection revenue towards the end of the 2007 calendar year.

Data competition

We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of Communications in September 2004 and the Electronic Communications Act, which came into effect on July 19, 2006.

VANS providers such as Internet Solutions are our main competitors in the data market. They provide competitive internet protocol virtual private networks and internet service provider services to the business segment. Consumer orientated internet service providers such as MWeb are our main competitors in the consumer internet market.

In addition, our data services have faced increased competition from iBurst, a competitor to Telkom in the wireless area that offers competing broadband services, and, to a lesser extent, Sentech, which owns and operates satellite transmission systems, a packaged, always-on, bi-directional broadband service via satellite and a wireless high-speed internet service offering. Similarly, the mobile operators' 3G, HSDPA and EDGE networks also enable customers to browse the internet via mobile broadband services, which provide increased competition for our data services. The mobile data providers have reduced prices significantly creating price competition in our data markets. We believe that VANS operators and internet service providers will increasingly move into the corporate and voice services market, while telecommunications service providers try to expand into the managed data network and international traffic markets. We expect that alliances will be forged between VANS operators, telecommunications service providers and content providers to concentrate on the delivery of converged services within a few years. Domestically, expansion into new markets by VANS and mobile companies will take place, while development of new products and services will intensify the competition. We expect competition to further increase as a result of consolidation in the market, with competitors growing through mergers, acquisitions and alliance-forming activity. The entry of multinational corporations to South Africa is expected to be a further incentive for global communications operators, which already service these corporations abroad, to establish or enhance their presence in South Africa.

Competition in the data market is expected to increase as a result of the VANS providers' ability to deliver complex managed data solutions and integrated information communications technology solutions, as well as expected future alliances between the VANS and fixed and mobile operators.

As competition increases in the South African market, South African telecommunication service providers, including Telkom, are expected to increasingly look to other developing markets for new revenue streams, particularly in sub-Saharan Africa. Internationally, Telkom's new Africa Online business already competes with Internet Solutions and MTN Network Solutions. In addition, Verizon is already present in a number of other African markets.

Fixed-line voice competition

In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to Neotel that is 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel has indicated that it will begin providing services to residential customers in the 2007 calendar year. The Government has created an infrastructure company, Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network.

A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5% commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.

Telkom's fixed-line voice business is expected to be further impacted by continuing developments of voice over internet protocol and by the rollout of limited mobility services. Wireless operator iBurst has started to offer portable voice services over their wireless internet services. Additionally, voice over internet protocol and other operators with international gateway licenses are expected to create increased competition for Telkom's fixed-line voice business in carrying international traffic in and out of South Africa.

We expect that the introduction of number portability and carrier pre-selection could further enhance competition in our fixed-line voice business and increase our churn rates. As competition intensifies, the main challenges our fixed-line voice business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.

Procurement

We utilize a transparent multi disciplined approach to purchasing and supplier management in order to ensure that we receive the best products and services from reliable suppliers at the best overall price. We have established cross functional sourcing teams staffed with individuals from different areas of our organization to evaluate and make recommendations on certain bids, which, depending on value, require the further approval of our executive committee and board of directors and notification of certain approvals to our board of directors. Bid requests are published in our weekly tender bulletin and on our web site. We have adopted affirmative procurement policies that favor historically disadvantaged suppliers. We seek to utilize at least two suppliers for all critical equipment where possible in order to minimize supply risk. In the year ended March 31, 2007, our top twenty suppliers accounted for approximately 66% of all purchases and our main supplier was Total Facilities Management Company (Pty) Limited, or TFMC, which accounted for approximately 11% of all expenditure. During the year ended March 31, 2007, Telkom directed R8.8 billion to black economic empowerment suppliers, representing approximately 70% of Telkom's total procurement spending, compared to R6.4 billion and R5.2 billion in the years ended March 31, 2006 and 2005, respectively.

Mobile communications

Overview

We participate in the South African mobile communications market through our 50% interest in Vodacom. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2007 based on total estimated customers. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom's other shareholder is Vodafone, which beneficially owns 50% of Vodacom.

South Africa

Vodacom had approximately 23.0 million customers in South Africa as of March 31, 2007. As of March 31, 2007, Vodacom's 6,865 base stations were capable of reaching approximately 97.9% of the country's population based on the last official census conducted in 2001 and approximately 71.2% of the total land surface of the country. The estimated penetration rate for mobile communications in South Africa has increased to approximately 84% as of March 31, 2007.

Vodacom offers public mobile communications services which are based on second generation Global System for Mobile Communications, or GSM, and third generation Universal Mobile Telecommunication System, or UMTS, mobile communication standards. Vodacom was granted a mobile cellular telecommunications license in South Africa in September 1993 and commenced service in June 1994. This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the Telecommunications Act, and was renewed until May 30, 2024 on the same terms and conditions as the existing license. In addition, Vodacom was awarded a permanent 1,800 MHz license and a 3G spectrum license during the 2005 financial year.

Products and services

Vodacom offers a wide range of mobile voice and data communications products and services, including value-added services. Vodacom's services also include the sale of handsets. Vodacom has a history of innovation as illustrated by its record of product offerings. Vodacom was the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial GSM roaming is available. Vodacom was also the first mobile communications network operator in South Africa with nationwide coverage. Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services.

Recent significant products launched include data, voice and SMS bundles for prepaid, Top Up and contract customers. Vodacom continued to launch and support Vodafone products such as Vodafone Simply, welcome tones, extended live television to 22 channels and Vodafone live! release 7 with its simple, tabular, user friendly approach. A number of corporate and business products were also launched, ranging from e-mail and enhanced voicemail to corporate access points which enhance the security of mobile customers using a 3G/HSDPA data card remotely. Vodacom Converged Solutions was formed in the 2007 financial year to provide converged information, communications and technology services across the entire market, including the bundling of products across previously separate markets into a one-stop shop for customers. It is also expected to include the expansion of Vodacom's existing network to provide both fiber and wireless solutions, when available. On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. With DSTV Select, Vodacom and non-Vodacom customers have a choice between two DSTV Select bouquets, each offering a variety of the latest entertainment, news, sport, movies, documentaries and music channels.

Vodacom introduced 3G with high-speed downlink access, or HSDPA during the 2006 financial year, giving its customers access to global high speed broadband communications. Vodacom became the first South African cellular network to bring its customers Mobile TV that allows customers to watch a wide variety of popular channels on their 3G Vodafone live! cellphone.

Vodacom will seek to continue to grow data revenues by launching useful office tools and software applications such as 3G, HSDPA, Mobile TV, Vodafone Mobile Connect Cards and BlackBerry®, at competitive prices. BlackBerry®Connect, as well as BlackBerry®Built-In, which enable customers to access BlackBerry® services without a traditional BlackBerry® device, have become available on top of the range handsets such as HTC, Nokia and Sony Ericsson. In the future, Vodacom intends to continue to focus on offering premier interactive voice response, premium short messaging services, general packet radio services, multimedia services, HSDPA services, internet services, e-mail services and fixed-to-mobile products.

Prepaid services

As of March 31, 2007, approximately 86.5% of Vodacom's South African customers were prepaid customers. Vodacom has two prepaid products, Vodago and 4U. Vodago was Vodacom's initial prepaid product and offers two tariff plans, Vodago Standard and Vodago Smartstep. Vodacom's 4U is a prepaid per second billing product targeted at the youth market who have higher usage of SMS and a need for per second billing. Since its inception, the number of 4U customers has increased significantly and as of March 31, 2007, approximately 85.3% of Vodacom's prepaid customers were 4U customers. Vodago and 4U provide instant access to the Vodacom network and enable low volume customers to control mobile telephone costs based on usage because there are no long term contracts. Fax and certain data services became available to Vodago customers in the 2006 financial year.

Vodacom offers eight prepaid vouchers, seven of these ranging from R12 worth of airtime value and a 90 day usage time window to R1,100 worth of airtime value and a 365 day usage time window. An eighth voucher option is available for R365 that allows the customer R265 worth of airtime value and a two-year airtime window regardless of activity. Vodacom launched a Big Bonus voucher in July 2006 which has a face value of R899 and gives the customer R900 of airtime whereby the customer receives R75 of airtime credit every 30 days over a 12 month period. In November 2005, Vodacom introduced the 46664 starter pack, a Super six starter pack in which Vodacom donates a portion of the proceeds to the Nelson Mandela 46664 Foundation to help fight against HIV/AIDS. During the 2005 financial year, Vodacom introduced a new Super six 4U starter pack which changed the Vodago Super six starter pack to include free SMSs.

Recharge-related innovations in the 2005 financial year included the Yebo 5 voucher, adding SMS as a recharge channel, and the addition of electronic recharge as a service to the Vodacom4me portal. Remaining airtime value and time window are accumulated provided the customer recharges before the time window expires. The accumulated time window cannot exceed 24 months. Vodacom also offers a voucher that entitles customers to receive unlimited incoming calls for 365 days. This voucher does not entitle the customer to make outgoing calls, but can be combined with other vouchers that entitle the customer to make outgoing calls as well as accumulate time window.

A wide variety of retail outlets, such as handset dealers, gas stations, tobacco shops and post offices, sell recharge vouchers for Vodacom's prepaid customers. Recharging can also take place electronically and through the use of banking networks. Because prepaid customers pay in advance for their mobile service, the risk of bad debts is eliminated and the risk of fraud is substantially reduced. In addition, prepaid services provide cost savings to Vodacom as bills do not need to be sent to prepaid customers and handsets for prepaid customers are not subsidized. There are less service offerings for the prepaid mobile communications market than there are for the contract base market. Following the launch of 4U and Vodago SmartStep, Vodacom is continuing to implement initiatives to expand its prepaid mobile communications service offerings and to gain a greater understanding of its prepaid customer base and its requirements.

Contract subscription services

As of March 31, 2007, approximately 13.1% of Vodacom's South African customers were contract customers. Contract subscription is typically for an initial 24-month contract. The initial uptake on the month to month contracts launched during the 2007 financial year has been slower than expected. Vodacom offers residential and business contract customers a range of mobile service packages designed to appeal to specific customer segments. Vodacom offers two broad categories of contract subscription packages: consumer packages, such as Weekend Everyday, and business packages, such as Business Call. Additional packages such as Shared Talk 1500 were launched in the 2007 financial year to address the small and medium sized enterprises, or SME market. Vodacom launched the Family Top Up package in the 2004 financial year, a hybrid contract product which combines the benefits of a contract service with the financial control offered by a prepaid service and is designed to facilitate migrations to contract packages from existing prepaid packages. Vodacom's Family Top Up package has proven highly successful and has contributed to the growth in contract customers. As of March 31, 2007, 30.0% of Vodacom's contract customers were Top Up customers compared to 27.6% as of March 31, 2006 and 19.8% as of March 31, 2005. Subsequent to the success of Family Top Up, Vodacom introduced Top Up 75 as an entry level Top Up package on November 7, 2006.

The monthly subscription and call charges vary with each of the packages. All contract packages make available voice, fax and data services, voice-mail, caller identification, call forwarding, call waiting and short message service capabilities. Depending on the contract package, customers either pay a fixed monthly charge and receive a set number of free minutes or pay a monthly subscription for access plus a per minute or per second fee. In addition, Vodamail Executive is available to all contract packages on request. This is an integrated voice and fax mailbox that offers features such as Faxmail, group distribution list and voice-mail messaging.

Community services

Vodacom, jointly with Siemens and Psitek, developed community telephone units that are installed throughout communities either on an individual basis or grouped in a container with the Vodacom brand. Community service phones are purchased by local entrepreneurs who resell community phone services. Community service phones are preloaded with airtime and can be recharged electronically by telephone shop operators when the airtime on the phone expires.

The demand for community service phones has been strong since its introduction. Vodacom had deployed approximately 95,113 community service phones as of March 31, 2007, exceeding its aggregate license target of 22,000 community service phones. The development of community service phones has made it possible to provide mobile access to the more than 20 million South Africans who live in communities where there is less than one telephone line per hundred people and have improved the quality of life for many South Africans who previously had no access to telecommunications. Community service phones have also been a cost effective method of significantly increasing traffic revenue on Vodacom's network due to their low roll-out costs to Vodacom and low barriers to entry for customers. Community service phones generated ARPUs of more than 7 times Vodacom's average total South African ARPUs in the year ended March 31, 2007. Vodacom intends to appropriately adopt its business model for community service phones in its other African operations.

Value-added mobile voice and data services

Vodacom offers an extensive portfolio of value-added mobile voice and data services, including caller identification, call forwarding, call waiting, voice-mail, entertainment, mobile information and commerce services, short messaging services, mobile multimedia services, data services, mobile internet access, fax services and twin call services, the latter of which enable customers to use two mobile phones under the same number. Through Vodacom's 10% investment in iBurst, a competitor to

Telkom in the wireless area, Vodacom now supplies customers with continued high speed connectivity through broadband internet and email services. Vodacom's Call Sponsor offering enables contract customers to sponsor the calls of up to three prepaid customers. Vodacom has experienced substantial growth in the use of its value-added voice and data services, resulting in increased traffic revenue on its network. Short messaging services was the key contributor to the revenue increase to Vodacom's R3.1 billion, R1.9 billion and R1.2 billion of data revenue in South Africa in the years ended March 31, 2007, 2006 and 2005, respectively while data initiatives such as Vodafone Mobile Connect Cards, BlackBerry®, Vodafone live! and Mobile TV , showed the highest growth year on year. Vodacom transmitted approximately 4.5 billion short messaging services over its network in the year ended March 31, 2007, up from approximately 3.5 billion and 2.4 billion in the years ended March 31, 2006 and 2005, respectively.

Vodacom launched the first commercial 3G network in South Africa in December 2004. In the 2005 financial year, Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services. In connection with the launch of its 3G network, Vodafone launched Vodafone Mobile Connect Cards, 3G/GPRS/HSDPA datacards providing fast, secure access to corporate networks from laptop or desktop computers, Vodafone live! with global and local content, picture and video messaging and downloads, Mobile TV and BlackBerry®. Vodacom's alliance with Vodafone also provides Vodacom access to Vodafone's global research and development and access to Vodafone's marketing and buying powers. As of March 31, 2007, Vodacom had 733,043 3G handsets active on its network compared to 179,576 as of March 31, 2006, and had sold 138,863 Vodafone Mobile Connect Cards, compared to 37,798 as of March 31, 2006. Significant data price reductions during the 2007 financial year were introduced to further establish Vodacom as a serious contender in the data connectivity space and offered a viable alternative to fixed-line while increasing mobile data adoption. In the 2004 financial year, Vodacom launched SMS-only roaming and promotional offerings such as free MMSs and free SMSs. Vodacom launched MyLife, its MMS and GPRS network service, on October 17, 2002, Office Anywhere in August 2003, location based services Look4me in February 2004 and Look4it in March 2004. Vodacom was also the first to launch BlackBerry® devices into the South African market, shifting the focus to data and e-mail on demand. As of March 31, 2007 Vodacom had 23,328 BlackBerry® users registered on its network.

There was an increase in the usage of GPRS during the 2007 financial year, with the number of GPRS users increasing to approximately 2.8 million at March 31, 2007 from approximately 1.4 million at March 31, 2006 and approximately 0.6 million at March 31, 2005. A major contributor to the volume of GPRS and 3G data traffic is Vodafone live!, which was launched on March 22, 2005 and by March 31, 2007 there were 898,527 users. On December 1, 2005 Vodafone Release 7 was launched with welcome tones and Mobile TV as major new services. By March 31, 2007 there were 22 TV channels available on Vodafone live! with 33,482 users.

A focus area in the 2007 financial year has been to enhance self service, both through the Vodacom4me portal and the *111# service. These offer customers the ability to automatically set up their own phone for data and multimedia messaging services, to check billing and bundle information real-time and apply for, and change value-added services if required.

New and innovative value added services include e-Billing. Further additions and enhancements include video telephony charged at the same rate as voice calls, video mail and the missed call keeper service.

Vodacom continued to deliver on its data strategy which utilizes wireless application service providers, or WASPs, to provide ease of connectivity and standardized interfaces. Currently, the WASP model is driven largely by consumer applications, with the majority of interest being in premium-rated outgoing SMS and bulk incoming SMS services. As of March 31, 2007, 165 WASPs had applied for connectivity to the Vodacom network.

Premium rated SMS content is still focused on competitions, information and alert services. Average monthly volumes have grown to 15.8 million premium rated SMSs in the 2007 financial year. Vodacom also provides premium rated MMS and interactive voice response, or IVR, as well as the Vodacom online billing service, which has been increasing. This enables the content provider, or WASP, to issue Vodacom billing tickets, enabling Vodacom to collect subscription services on their behalf. WASP services are provided by Vodacom, as well as Cointel. Revenues from WASP services increased by 38% in the current financial year as the number of services and bearers have increased.

Data revenue contributed 8.1% of Vodacom's total revenue in the year ended March 31, 2007, up from 6.0% in the year ended March 31, 2006 and 4.9% in the year ended March 31, 2005. Vodacom expects that the broad introduction of "always on" faster response and generally higher speed packet-switched data services, such as GPRS and universal mobile telecommunications system, or UMTS, will provide the platform for future value-added services.

In addition, Vodacom launched the Adult Content Management System, a mobile system that enables parents to prevent their children from receiving mature content. Vodacom has adopted a conservative approach which prohibits the delivery of undesirable content and limits all users to a level of content similar to that which is freely available at newsagents. Children are further protected from not only visually unsuitable material, but also from chat rooms and unsuitable websites.

On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. MultiChoice provides direct-to-home satellite services. With DStv Select, the direct-to-home digital satellite services operated under the brand name DStv, Vodacom and non-Vodacom customers have a choice between two DStv Select bouquets, each offering a variety of the latest entertainment, news, sports, movies, documentaries and music channels.

Handset sales

Vodacom Service Provider Company (Pty) Limited, or Vodacom Service Provider, sells handsets to its distribution channel and other service providers. Service providers in South Africa generally subsidize handsets when a contract customer enters into a new contract or renews an existing contract, depending on the airtime and tariff plan and type of handset purchased. Handset sales for the 2007 financial year amounted to approximately 4.6 million units, a year-on-year growth of approximately 21.1% and 58.3% for the 2007 and 2006 financial years, respectively. Vodacom's state of the art warehouse in Midrand handled an average of 2,287 orders per day, up by 7.4% from the prior year figure of 2,130 orders per day. Approximately 98.3% of all deliveries to distribution channels are finalized within 48 hours of receipt of the order. Camera technology in phones has improved with 1.3 mega pixel cameras being the standard and 5 mega pixel cameras now available on high end phones. HSDPA handsets became available to the market in the 2007 financial year. In addition, bluetooth technology is available on most mid- and high-end phones. The Vodafone live! handset portfolio has increased significantly during the course of the year and accounted for approximately 32% of Vodacom's total sales in the 2007 financial year compared to 17% for the 2006 financial year. 3G handset prices also declined significantly in the 2007 financial year making 3G handsets now more affordable. HSDPA card sales increased significantly in the 2007 financial year, accounting for approximately 4% of total sales for the year. Vodacom provides laptop or desktop computers to customers who enter into certain contract agreement. These services are expected to continue to be successful in the coming year.

Mobile users may use any handset on the Vodacom or any other network if the handset contains a SIM-card for Vodacom or the other network. No modifications, other than the replacement of the SIM-card, are required to utilize handsets on either the Vodacom or other mobile communications network operators' networks, unless the handset is network locked.

Interconnection services

Vodacom has interconnection agreements with national mobile operators, MTN and Cell C, as well as with Telkom, Neotel and carrier-of-carriers licensee, Sentech. In addition, Vodacom has an interconnection agreement in place with nine VANS operators.

Roaming services

Vodacom has national roaming agreements in place with national mobile network operator Cell C, which is terminable fifteen years after commencement on or after November 14, 2016, as well as with USALs. Amatole Bokone, iTel, BTel, Karabotel and Kingdom Communications, which are terminable three years after commencement. These agreements unilaterally enable the customers of Cell C and the USALs to make use of Vodacom's network to originate and terminate calls as well as to access other telecommunication services. In addition to allowing the USALs customers to roam on Vodacom's network, Vodacom provides the USALs with certain ancillary services such as SIM card provisioning, recharge facilities and customer care.

To enable Vodacom to provide its customers with telecommunication services while outside of South Africa and to provide services to customers of foreign networks operators whilst outside South Africa, Vodacom has international roaming agreements with 386 foreign mobile network operators in 180 countries as of March 31, 2007. Of these, 147 allow for GPRS roaming, 46 allow for 3G roaming, three allow for HSDPA roaming and 31 allow for prepaid roaming. Objectives for the 2007 and 2006 financial year will focus on increasing the footprint for Vodafone Passport, prepaid and GPRS networks as well as maintaining reductions in the inter-operator tariffs charged to Vodacom by other networks.

Customers

Vodacom has experienced substantial growth in its mobile customer base since its inception in 1994. As of March 31, 2007, there were an estimated 40 million mobile customers in South Africa, which represents an estimated penetration rate of 84.2% of the population. As of March 31, 2007, Vodacom estimated that its customers represented approximately 58% of South African mobile customers, making Vodacom the leading mobile communications network provider in South Africa based on total estimated customers.

The following table sets forth customer data for Vodacom's mobile communications services in South Africa as of the dates indicated.

	Year ended March 31,			2006/2005	2007/2006
	2005	2006	2007	% change	% change
Customers (thousands) (at period end)[1] ..	**12,838**	**19,162**	**23,004**	**49.3**	**20.1**
Contract	1,872	2,362	3,013	26.2	27.6
Prepaid	10,941	16,770	19,896	53.3	18.6
Community services	25	30	95	20.0	216.7
Total inactive mobile customers (%) (at period end)[2]	**7.9**	**8.7**	**10.7**	**10.1**	**23.0**
Contract	1.5	2.4	3.1	60.0	29.2
Prepaid	9.0	9.6	11.8	6.7	22.9
Gross connections (thousands)	**6,180**	**9,140**	**10,859**	**47.9**	**18.8**
Contract[3]	434	506	666	16.6	31.6
Prepaid[3]	5,742	8,618	10,124	50.1	17.5
Community services	4	16	69	300.0	331.3
Churn (%)[4]	**27.1**	**17.7**	**33.8**	**(34.7)**	**91.0**
Contract	9.1	10.0	9.7	9.9	(3.0)
Prepaid	30.3	18.8	37.5	(38.0)	99.5

(1) Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.

(2) Vodacom's inactive customers are defined as all customers registered on Vodacom's network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31, 2005. Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the 2007 financial year.

(3) Gross connections have been restated in the 2006 and 2005 financial years due to a change in Vodacom's reporting policy. Conversions between categories have now been excluded from gross connections. Based on the previous policy, contract connections would have been 610 thousand in the 2005 financial year and 702 thousand in the 2006 financial year and prepaid connections would have been 5,566 thousand in the 2005 financial year and 8,422 thousand in the 2006 financial year.

(4) Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. See below for a discussion of when customers are disconnected from Vodacom's network.

Vodacom's contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer's paid active time window, or access period, expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in South Africa to align itself with European and industry standards. From December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. See

"Item 4."Information on the Company – History and development of the Company – Recent Developments – Vodacom's change in South African definition of active customers".

Vodacom believes the significant year on year growth in customer numbers since inception is due primarily to historical pent up demand for basic voice telephone services, particularly in underserviced and rural, outlying areas of South Africa and the mobility it offers customers. Vodacom also attributes its growth to the launch of its prepaid services, which have enabled those that lack access to credit and steady income to obtain telephone service. Vodacom believes that its aggressive marketing campaign, the creation of strong distribution channels for Vodacom's products and services and the introduction of new value-added voice and data services have further contributed to growth.

The South African customer base has continued to grow in the 2007 and 2006 financial years with the majority of the growth resulting from the prepaid market. The strong growth in customers was a direct result of the large number of gross connections achieved. Prepaid gross connections increased 17.5% to approximately 10.1 million in the 2007 financial year compared to approximately 8.4 million in the 2006 financial year. Contract gross connections increased 31.6% to approximately 666,000 in the 2007 financial year compared to approximately 506,000 in the 2006 financial year. Growth in contract customers was largely due to the increase in connections in Vodacom's hybrid contract product, Family Top Up. As of March 31, 2007, 30.0% of Vodacom's contract customers were Top Up customers, compared to 27.6% as of March 31, 2006.

Vodacom expects that the number of contract customers in South Africa will eventually level off and that the number of prepaid customers in South Africa will continue to grow in the medium term driven by the continued demand for basic voice telephone services. Vodacom's growth in prepaid customers could be negatively impacted by restrictions contained in RICA, which may require a burdensome registration process for customers and may require Vodacom to disconnect prepaid customers if it is not able to obtain such information. See "Risk Factors". Vodacom believes that mobile communications services provide a cost effective means of telephone services for customers in underserviced and rural, outlying areas. Vodacom's efforts will therefore continue to focus on growing customer numbers while carefully managing its existing customer base, marginal revenue per customer and customer related acquisition and retention costs. Vodacom, MTN and Cell C each provide connection commissions to service providers and dealers, or agents. These are often utilized by agents to subsidize handsets as an incentive for customers to switch operators to obtain a new handset and to reduce the cost of access. As a result, Vodacom is seeking to lower its contract churn rate and retain high value customers through focused handset upgrade policies and other retention measures, while continuously monitoring customer acquisition and retention costs. Vodacom also actively manages churn through customer relationship management systems, developing its own distribution and logistics capabilities and other retention initiatives. Prepaid customer churn is negatively affected by the high rate of unemployment in South Africa and the low cost of access.

Traffic

The following table sets forth information related to the traffic volume of Vodacom's customers in South Africa for the periods indicated. Traffic comprises outgoing calls made in South Africa and abroad and incoming calls received by Vodacom's customers in South Africa, excluding national roaming and incoming international roaming calls.

	Year ended March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
Total traffic (millions of minutes)	**14,218**	**17,066**	**20,383**	**20.0**	**19.4**
Outgoing[1]	9,231	11,354	13,638	23.0	20.1
Incoming (interconnection)	4,987	5,712	6,745	14.5	18.1

(1) Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 financial year.

Growth in traffic in the 2007 financial year was mainly due to the 20.1% growth in the total customer base in South Africa from 19.2 million customers as of March 31, 2006 to 23.0 million customers as of March 31, 2007. Also evident was a marked change in customer calling patterns, with total mobile to mobile traffic increasing by 23.9% while total mobile-to-fixed and fixed-to-mobile traffic increasing by 2.9%. Growth in traffic in the 2006 financial year was mainly due to a 49.3% growth in the customer base from 12.8 million customers as of March 31, 2005 to 19.2 million customers as of March 31, 2006.

Tariffs

Vodacom's tariffs are subject to regulatory scrutiny, and, in certain circumstances, approval of ICASA. The contract tariff packages are designed to appeal to consumers and business customers. Vodacom sets its contract subscription package tariffs utilizing a balanced mix of access and usage. For those tariff packages where voice usage is high, the per minute rate is lowered and the monthly subscription tariff is raised. For those packages where the voice usage is low, the per minute tariff rate is increased and the monthly subscription tariff is lowered. For those users where the monthly subscription tariff is a barrier to entry, Vodacom offers prepaid packages with no monthly subscription tariff, but sets the per minute voice tariff rate higher. Vodacom and MTN are parties to an amended interconnection agreement with each other and new interconnection agreements with Cell C. Effective January 2005, the mobile-to-mobile interconnection rates for both commercial and community service telephone originated calls were increased from R1.23 peak and R0.73 off peak to R1.25 peak and R0.77 off peak for commercial calls and from R0.04 peak and R0.04 off peak to R0.06 peak and R0.06 off peak for community service calls, in each case exclusive of VAT.

The following table sets forth selected tariff information as of March 31, 2007 for a family top up package, a consumer contract package, a business contract package and a prepaid package. Peak hours are weekdays between 7:00 a.m. and 8:00 p.m., whereas Happy Hours, which was introduced in the 2006 financial year, are weekdays between 5:00 p.m. and 8:00 p.m. Off peak hours are all other times and all day during public holidays and weekends. Tariffs for international calls vary according to the destination country of the call. Vodacom South Africa's most recent annual tariff amendments were lodged on September 19, 2006 and approved by ICASA on September 29, 2006. The amendments resulted in an average tariff decrease on packages affected of 1.8%, which was effective November 1, 2006.

	Family Top Up[1]	Leisure Contract[2]	Business Contract[3]	Prepaid[4]
	(ZAR, including value-added tax)			
Connection fee	97.00	97.00	97.00	–
Monthly charge/subscription	135.00	135.00	185.00	–
National calls	**(ZAR/minute, including value-added tax)**			
Mobile-to-fixed peak calls	2.20	2.70	1.76	2.85
Mobile-to-fixed off peak calls	0.97	0.95	0.95	1.12
Mobile-to-mobile peak calls-own network	1.80	1.80	1.76	2.85
Mobile-to-mobile "Happy Hours" – own network . .	1.49	1.49	1.49	1.49
Mobile-to-mobile off peak calls – own network . . .	0.97	0.95	0.95	1.12
Mobile-to-mobile peak calls – other networks	2.75	2.75	2.30	2.99
Mobile-to-mobile off peak calls – other networks . .	1.05	0.95	1.15	1.30
International calls				
Peak	7.20, 10.80, 14.40, 18.00, 21.60 or 25.20 depending on zone	1.76 Telkom peak	1.76 Telkom peak	7.20, 10.80, 14.40, 18.00, 21.60 or 25.20 Depending on zone
Off peak	7.20, 10.80, 14.40, 18.00, 21.60 or 25.20 depending on zone	0.95 Telkom off peak	0.95 Telkom off peak	7.20, 10.80, 14.40, 18.00, 21.60 or 25.20 Depending on zone
SMS per message	**(ZAR, including value-added tax)**			
Peak	0.80	0.80	0.80	0.80
Off peak	0.35	0.35	0.35	0.35

(1) Tariff for "Family Top Up", Vodacom's hybrid contract package. Vodacom's "Family Top Up" contract includes R135 of credit airtime value per month. Calls are charged for the first 60 second increment and one-second increments thereafter. As of March 31, 2007, "Family Top Up" customers accounted for 30.0% of Vodacom's total contract customers.

(2) Tariff for "Weekend Everyday", Vodacom's contract leisure package. Vodacom's "Weekend Everyday" contract includes 120 free off peak minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March 31, 2007, "Weekend Everyday" customers accounted for 20.9% of Vodacom's total contract customers.

(3) Tariff for "Business Call". Vodacom's contract business package. Vodacom's "Business Call" contract includes no free minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March 31, 2007, "Business Call" customers accounted for 3.5% of Vodacom's total contract customers.

(4) Tariff for "4U", Calls are charged per second. As of March 31, 2007. "4U" customers accounted for 85.3% of Vodacom's total prepaid customers.

Sales and marketing

Vodacom's sales and marketing strategy is split into two focus areas, marketing and brand building and sales and distribution. Vodacom's promotional strategy seeks to build a brand that is widely recognized by customers. Vodacom's advertising and promotion campaign is focused on television advertising and sponsorship of sporting and entertainment events.

The sale and distribution of Vodacom's products and services and the acquisition and retention of customers are performed by Vodacom's wholly owned subsidiary, Vodacom Service Provider, a company incorporated in South Africa, and the other independent and exclusive service providers. In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Service Provider. On March 1, 2004, Vodacom purchased 51% of Smartphone SP (Proprietary) Limited, or Smartphone, acquiring an additional 2.5 million prepaid customers. On April 16, 2004, Smartphone purchased an 85.75% equity stake in Smartcom (Proprietary) Limited, or Smartphone, for R77.2 million, acquiring an additional 40,000 contract customers. The net goodwill arising on this business combination amounted to R8.9 million. On August 30, 2006, Vodacom purchased an additional 19% shareholding in Smartphone for R333.9 million, increasing its shareholding from 51% to 70% with goodwill amounting to R313.2 million, while Smartphone purchased an additional 2.25% shareholding in Smartcom for R9.1 million on September 13, 2006, increasing its shareholding from 85.75% to 88% with goodwill amounting to R8.2 million. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali.

Vodacom acquired a 51% stake in Cointel for approximately R84.3 million on August 1, 2005. The net goodwill arising on this acquisition amounted to R35.9 million. Vodacom acquired an additional 49% in Cointel on October 4, 2006 for R147.0 million to increase its shareholding to 100% with goodwill amounting to R90.9 million. Cointel's core business is providing value added and m-commerce services to the telecommunications industry. Vodacom subsequently sold its entire shareholding in Cointel to Smartphone resulting in the realization of R38 million of the goodwill created by the original purchase.

Vodacom acquired the cellular business of Africell Cellular Services (Pty) Limited, or Africell, an exclusive Vodacom dealer in South Africa for R80 million, effective October 1, 2006. The net goodwill arising on this business combination amounted to R43.7 million.

In addition, Vodacom Service Provider Company seeks to enter into exclusive relationships with leading national retailers, wholesalers, dealers and franchisees in order to acquire and retain contract and prepaid customers. Vodacom utilized two exclusive service providers and two independent non-exclusive service providers as of March 31, 2007.

As of March 31, 2007, 84.2% of Vodacom's contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by Vodacom.

Vodacom currently targets four market segments, namely:
- Corporate market – services to corporations and enterprises;
- Developed market – services to customers in the higher income groups;
- Developing market – services to customers in underserviced areas and lower income groups, who increasingly participate in the economy; and
- Youth market – services specifically designed for the needs of the youth.

Since most customers in the developed market already have cell phones, Vodacom's objective in the short to medium term is to retain market share and attract new customers through attractive products. Loyalty and retention programs played an integral role in achieving this objective. Vodacom also sought to increase its contract customer base by migrating appropriate high-end prepaid customers to Vodacom's hybrid contract product, Top Up, in the 2007and 2006 financial years.

As of March 31, 2007, Vodacom's distribution network consisted of:

- *Vodaworld* – A unique one stop mobile telecommunications mall, showcasing the latest technology in cellular hardware;
- *Dealers and franchises* – 945 company and independently owned mobile dealer and franchise outlets, which include Vodashops, Vodacares, Vodacom 4U, Chatz and Cellshack shops;
- *National chains* – 13,800 retail outlets;
- *Vodacom Direct* – Vodacom's call center based selling division;
- *Business solutions* – An extensive direct sales division within Vodacom which concentrates on the sale of contracts, data products and value-added services to businesses;
- *Wholesale* – A significant channel comprising street vendors serving underserviced areas; and
- *Service provider distribution* – Consisting of direct sales, corporate dealers and franchise stores such as Smartcall, Smartcom, Nashua and Autopage.

Dealer incentives

Vodacom pays amounts to its service providers and dealers for the ongoing administration of its customers on a monthly basis.

Vodacom also pays the following incentive commissions to its service providers and dealers:

Contract connection incentive commissions. These commissions are paid to service providers or dealers for the acquisition and activation of each new customer for all contract packages.

Contract retention incentive commissions. These commissions are paid to service providers or dealers for the retention of all contract packages, excluding Vodacom 4U. The purpose of these incentives is to retain customers.

Prepaid incentive commissions. These commissions are paid to service providers or dealers for the acquisition and activation of each new customer for all prepaid packages.

Distribution incentive commissions. These commissions are paid to service providers or dealers to maintain and increase their loyalty to, and exclusivity with, Vodacom. These incentives include exclusivity payments and advances to service providers in respect of purchases of assets for stores and providing distribution outlets with distribution subsidies to maintain the loyalty of distribution outlets through the stimulation of sales.

Handset incentive commissions. These incentives are offered by Vodacom to dealers who purchase phones from Vodacom to provide to customers, which are recorded as a net against revenue.

Customer care

Vodacom services customer needs through a variety of channels such as call centers, walk-in centers established in Cape Town, Durban, Midrand and Port Elizabeth, interactive voice response, through e-mail and Vodacom's web sites. Vodacom's key focus areas for the 2007 financial year have been on expanding capacity in its call centers and customer retention following the implementation of mobile number portability. Approximately 76.5% of customer queries in the 2007 financial year were handled by the interactive voice response system and more than 79.6% of customer queries were resolved on the first call. Consequently, Vodacom has significantly improved its customer information systems and become increasingly proactive in developing relationships with its customers, particularly in the high revenue segment of the market. Vodacom is planning to establish more walk-in centers in other parts of the country. Five centers are currently active, and two more are planned in the Gauteng province. As data services became more popular, all of these centers were upgraded to assist customers with queries of a technical nature and in the case of the Vodaworld center, a dedicated data centre was created where customers receive personalized attention in resolving their highly technical data related queries.

Customer care is split into two focus areas, namely systems support and operations and retentions, in order to provide greater focus and more effective span of control. An email contact center has also been established and has experienced significant growth. The outsourcing of Vodacom's directory inquiries and basic prepaid calls, continued successfully in the 2007 financial year and is likely to be expanded in the coming year.

The growth of the customer base has necessitated recruitment of an additional 915 customer care staff. The additional staff were used to fill existing seating capacity in the Western Cape, Port Elizabeth and Midrand, however, the bulk were allocated to a new call center in the city center of Johannesburg, as this call center went live during July 2006. Specialization of call centers has been very successful. A data call center was established to focus on the support of GPRS and 3G HSDPA products. For the first time staff have been trained on both telecommunications and information technology skills and customer feedback has been positive. A highly specialized dedicated support desk was also established and is providing successful first tier and second tier support, combined with valuable statistical analysis of customers' reasons for porting their mobile numbers.

Vodacom developed a customer relationship management package that enables it to create a historical profile of customers so that customer information can be shared among the group and used in Vodacom's customer retention initiatives. Although customer focus has always been important to Vodacom, during recent years customer relationship management has become a key strategic focus area and an important philosophy in Vodacom. The current year saw the expansion of call centers, increased focus on efficiency and increased staff training as part of improving this continuously challenging area. Vodacom strives to improve relationships with customers by understanding their needs, their likes, dislikes, how they use its products and how they would like Vodacom to interact with them. Vodacom reassures its performance through independent customer satisfaction surveys designed by Vodafone and conducted on a quarterly basis. Vodacom launched its Vodacom Customer Reward Program to recognize and reward for influential and high spending contract individuals, which it believes, has contributed to a very low churn in this sector. During the 2007 financial year a Vodacom credit card was introduced whereby Vodacom contract customers are given discounts on travel, leisure, security, education and cellular products. The prepaid loyalty program remained popular as more than one million Vodacom prepaid customers were able to exchange their talking points earned when recharging for rewards such us free SMS bundles, call discounts and free cell phones. This program has proved to be extremely popular among our high end prepaid customers while the YeboMillionares program continues to be a favorite with Vodacom's emerging market customers.

In addition, Vodacom has undertaken a number of other initiatives, including the development of distribution and logistics capabilities to better service customers, called Vodacare. As of March 31, 2007 the Vodacare infrastructure consisted of 35 branches and franchises in all the major centers providing walk-in customer support to Vodacom customers, and an advanced repair center hub for high-level repairs situated in Midrand. Vodacom believes that, with an average of approximately 75,000 repairs per month, this dedicated customer service support infrastructure differentiates Vodacom's service from that of its competitors. Vodacom has a 48 hour swap program to further increase service levels. The primary focus is to manage and facilitate the process of putting the customer back on the air with as little interruption as possible and is achieved by using a combination of repairs, swaps, refurbished handsets, loan handsets, and managed repairs through third parties.

Vodacom plans to continue to invest in sophisticated information systems to facilitate the interface between operational support systems, administrative systems, billing systems, distribution systems and customer service systems. Vodacom believes that the new information systems will allow for the development of enhanced service management processes.

Vodacom's contract customers receive itemized bills and are encouraged to pay by direct debit transfer. Vodacom has a flexible billing system for corporate customers allowing it to offer multiple tariff rates, more customized billing information and billing for all GPRS- and 3G-related services. Vodacom monitors its exposure to credit loss and customer fraud through a credit scoring system that evaluates potential contract customers. The evaluation process has led to decreases in contract customer churn rates and increases in the overall credit quality of its mobile contract customers. For its prepaid customers, Vodacom offers the option to recharge over the telephone and certain websites using credit cards in order to make the recharge process quicker and easier, as well as from internet sites from specific banks.

Infrastructure and technology

Vodacom operates one of the largest mobile communications networks based on total estimated customers on the African continent using and deploying digital GSM technology within the GSM900/1800 MHz frequency band.

In South Africa, the network's core infrastructure is characterized by mobile switching centers (including visitor location register, or VLR, and gateways), base station controllers, base transceiver stations, including transceivers and GPRS functionality across the network.

	As of March 31,		
	2005	2006	2007
Macro base transceiver stations	4,518	4,873	5,231
Micro base transceiver stations	1,508	1,528	1,634
Total	**6,026**	**6,401**	**6,865**

The Vodacom network's UMTS 3G infrastructure as of March 31, 2007 consisted of 22 radio network controllers, 2,119 UMTS base transceiver stations (Node B), 9,606 UMTS transceivers and HSDPA functionality across the 3G network.

Prepaid services are supported by the same GSM technology as contract services. In addition, prepaid services utilize a network of intelligent network nodes and associated front-ends and mediation systems for a variety of interactive voice response and electronic recharging options, including commercial bank ATM and point of sale terminal recharging.

As of March 31, 2007, Vodacom's transmission network was comprised of 19,931 E1 links and 385 broadband links leased from Telkom, which are managed by a comprehensive next generation synchronous digital hierarchy digital cross-connect and multi-services platform infrastructure. In addition, Vodacom operates an extensive data network for its internal and commercial data requirements, based on internet protocol. It is comprised of more than 300 nodes and is supported by the Ethernet over synchronous digital hierarchy.

This network enables Vodacom to provide value-added voice and data services supported by voice-mail platforms, short messaging service centers, a wireless application protocol platform, a mobile internet gateway platform supporting advanced SIM toolkit applications and an intelligent network platform.

Vodacom has designed its mobile communications network using scaleable technology in order to be able to increase capacity in an economic manner as demand dictates. The network is capable of providing a high level of service quality despite an extremely varied distribution of traffic, difficult terrain conditions and a complex regulatory environment. In the year ended March 31, 2007, Vodacom had a call retention rate of 99.6% and a call success rate of 99.3% in South Africa.

As of March 31, 2007, approximately 31% of Vodacom's base stations were 3G enabled and Vodacom had installed dual band (GSM900/GSM1800MHz) base transceiver stations in 2,225 locations, comprising 19,018 GSM1800 MHz transceivers. In addition, all base transceiver stations in metropolitan areas have been upgraded with dual band antennas and feeder cables to accommodate GSM1800 MHz equipment, while Vodacom continues to deploy GSM1800 MHz radio equipment in all regions to provide additional customer capacity as necessitated by the increase in network traffic. In the design of its network, Vodacom has paid careful attention to the needs of customers and to the environment by making an extensive effort to implement sites in the most discrete manner possible. Furthermore, attention has been given to management of electromagnetic emissions to ensure compliance with recognized international environmental standards such as those developed by the International Commission on Non Ionizing Radiation Protection.

In the 2007 financial year Vodacom replaced its entire legacy Siemens Nixdorf platforms with Fujitsu Siemens servers in its Siemens intelligent network and changed the architecture, operating system, database and application environments supported on these systems.

In parallel to this, the prepaid data billing architecture was changed in order to provide the necessary data billing flexibility required for new services such as prepaid data bundles and differential charging for on – and off – network data traffic.

Vodacom's billing system allows for the billing of GPRS services, such as multi-media messaging services and other content-based services. Unlike traditional GSM services where calls are billed on a per second or per minute basis, customers utilizing GPRS services are billed according to the number of bytes of data sent or received.

Adult content management was introduced in the 2007 financial year, providing the possibility to introduce multiple levels of content management and filtering for various levels of customer profiles and access.

Vodacom believes its 3G license will continue to assist in stimulating further growth in products and services to satisfy customer demand. As a result, during the 2007 financial year Vodacom increased its capital spending in this area and expects to further increase its capital spending in this area in the 2008 financial year.

Competition

The current South African mobile telecommunications market consists of three mobile communications network operators, Vodacom, MTN, a wholly owned subsidiary of MTN Group Limited, a public company listed on the JSE and Cell C, which announced in June 2006 that it entered into a joint venture with Virgin Mobile. As of March 31, 2007, Vodacom was the market leader with an estimated 58% market share based on the total estimated customers in the South African mobile communications market, while MTN had an estimated 33% market share and Cell C had an estimated 9% market share and Virgin Mobile held less than 1% of the estimated market share. Vodacom competes primarily on the basis of product quality, availability and network coverage. Vodacom believes that increased competition could have an adverse impact on its tariffs and churn rate.

Operations in other African countries

Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations primarily in sub-Saharan Africa, and, in the future, by selectively acquiring additional mobile licenses or operators primarily in other African markets. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability. Other key factors include Vodacom's ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing, where available. Where Vodacom is not able to obtain non-recourse financing, it seeks to fund operations from internally generated funds. Other African operators are branded under the "Vodacom" name.

Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. The number of customers served by Vodacom's operations outside South Africa has grown significantly to approximately 7.1 million as of March 31, 2007 from approximately 4.4 million as of March 31, 2006 and approximately 2.6 million as of March 31, 2005. Revenue from Vodacom's operations outside of South Africa has grown to R4,139 million in the year ended March 31, 2007 from R2,974 million in the year ended March 31, 2006 and R2,274 million in the year ended March 31, 2005. Our share of Vodacom's operating profit from other African operations was R261 million in the year ended March 31, 2007, compared to R144 million in the year ended March 31, 2006 and an operating loss of R98 million in the year ended March 31, 2005.

The following table sets forth customer data for Vodacom's mobile communications networks in its other African operations as of the dates specified. The table reflects 100% of all of Vodacom's operations.

	Year ended March 31,			2006/2005	2007/2006
	2005	2006	2007	% change	% change
Other African countries					
Customers (thousands)					
(at period end)[(1)]	**2,645**	**4,358**	**7,146**	**64.8**	**64.0**
Lesotho	147	206	279	40.1	35.4
Tanzania	1,201	2,091	3,247	74.1	55.3
Democratic Republic of the Congo	1,032	1,571	2,632	52.2	67.5
Mozambique	265	490	988	84.9	101.6
Churn (%)[(2)]					
Lesotho	17.3	22.3	19.0	28.9	(14.8)
Tanzania	29.6	28.5	35.6	(3.7)	24.9
Democratic Republic of the Congo	23.1	28.1	30.4	21.6	8.2
Mozambique	11.3	32.2	41.7	185.0	29.5
Gross connections (thousands)					
Lesotho	70	98	119	40.0	21.4
Tanzania	746	1,353	2,092	81.4	54.6
Democratic Republic of the Congo	565	892	1,688	57.9	89.2
Mozambique	225	342	797	52.0	133.0
Penetration (%) (at period end)[(3)]					
Lesotho	7.4	12.9	17.2	74.3	33.3
Tanzania	5.1	9.2	15.8	80.4	71.7
Democratic Republic of the Congo	3.5	5.5	8.9	57.1	61.8
Mozambique	4.2	8.4	14.3	100.0	70.2
ARPU[(4)]					
Lesotho (ZAR)	92	78	75	(15.2)	(3.8)
Tanzania (ZAR)	81	67	52	(17.3)	(22.4)
Democratic Republic of the Congo (ZAR) .	98	86	77	(12.2)	(10.5)
Mozambique (ZAR)	52	36	28	(30.8)	(22.2)
Number of employees (at period end)[(5)] . .	**1,074**	**1,154**	**1,522**	**7.4**	**31.9**
Lesotho	63	67	63	6.3	(6.0)
Tanzania	350	438	527	25.1	20.3
Democratic Republic of the Congo	538	479	745	(11.0)	55.5
Mozambique	123	170	187	38.2	(10.0)

(1) Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.

(2) Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom's contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers. Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days. See Item 4. "Information on the Company – Business Overview – Mobile communications".

(3) Penetration calculations are Vodacom estimates.

(4) ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.

(5) Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa's number of employees.

Lesotho

Vodacom owns an 88.3% interest in Vodacom Lesotho (Pty) Limited, or Vodacom Lesotho, a company incorporated in the Kingdom of Lesotho, while Sekha-Metsi Enterprises (Pty) Limited, a company incorporated in the Kingdom of Lesotho, owns the remaining 11.7% of Vodacom Lesotho. Vodacom Lesotho's network was commercially launched in May 1996. Vodacom Lesotho's license has a term of 20 years with nine years remaining.

Although Vodacom Lesotho is a very small operation by South African standards, Vodacom launched its Lesotho operations due to the strategic geographical importance of Lesotho in terms of Vodacom's market share in neighboring South Africa. The network has 66 base transceiver stations, one mobile service switching center, two base station controllers, one short message service center, one intelligent network platform and one voicemail platform. Vodacom Lesotho's capital expenditures were R184 million, R225 million and R210 million in the 2007, 2006 and 2005 financial years, respectively. The continued investment is an indication of the company's drive to expand and optimize the existing infrastructure in order to provide the widest coverage and superior network quality and service levels to its customer base.

Vodacom Lesotho offers a variety of prepaid and contract products to customers. Vodacom Lesotho's prepaid plans are consistently the most popular packages and accounted for 97.5% of Vodacom Lesotho's total customers as of March 31, 2007, compared to 97.1% as of March 31, 2006 and 96.6% as of March 31, 2005. The current prepaid offering is known as Mocha-o-chele. Vodacom Lesotho's SuperTalk50 and SuperTalk100 contract products offer bundled minutes and a subsidized handset. These packages have been extended in the 2007 year to include the SuperTalk250 and SuperTalk500 for high end business users. SuperTalk contract products offer bundled minutes and subsidized handsets. Additional contract packages include Corporate Executive, Master Plan, Budget Plan and Family Plan, all of which provide connectivity options without bundled services or subsidized handsets. Vodacom Lesotho also offers public phone services and a direct connect service allowing customers to access the Vodacom Lesotho network directly from their PABX. Vodacom Lesotho's distribution is maintained via nine Vodashops, eight Super Dealers and four retail groups and Vodacom products can be purchased from various outlets in Lesotho. Customers are serviced through a walk-in customer care center or via a customer care call center. Churn decreased in the 2007 financial year due to better service to customers, better network quality and wider coverage, improved call centre service and more affordable tariffs in real terms. Growth is fuelled by new coverage and increased distribution, complimented by the strong Vodacom brand.

Econet-Ezicell remains the only direct mobile GSM competitor in Lesotho, with Vodacom Lesotho still maintaining superior coverage and infrastructure. Vodacom Lesotho had implemented seven additional sites during the 2007 financial year. Vodacom Lesotho has increased its international roaming agreements to exceed that of Econet Ezicell. This will remain a priority in the 2008 financial year, with the core focus of retaining and expanding its estimated 80% market share as of March 31, 2007.

The headcount for Vodacom Lesotho decreased to 63 employees as of March 31, 2007, compared to 67 employees as of March 31, 2006 and 63 employees as of March 31, 2005. The decrease was as a result of staffing and operational changes and recruitment is currently in process for most of the existing vacancies. The number of customers per employee improved by 44.0% from 3,075 customers per employee as of March 31, 2006 to 4,429 customers per employee as of March 31, 2007. As from April 1, 2007 a new managing director, Godfrey Mbingo, has been appointed to Vodacom Lesotho.

The regulatory environment in Lesotho continues to prove challenging. The regulatory authorities in Lesotho issued a Communications Sector Liberalization Framework in January 2007. In terms of this framework, there is to be no limit on the number of participants in any service. All existing network operators will be allowed to operate international gateways and voice and data services are to be fully liberalized. Further international gateway licenses will be allowed to specified classes of internet service providers. Implementation of this framework is already in process as invitations to apply for the gateway licenses have been issued. Vodacom Lesotho has applied for an international gateway license.

Through World Bank secured financing, the regulatory authorities in Lesotho commissioned a study on interconnect and tariff rationalization in 2006. The objective of the study was to recommend the appropriate level of tariff regulation based on cost models for interconnection and retail rates. The findings of the study were published in January 2007. The consultants recommended a reduction in the mobile termination rates and an increase in the fixed termination rates. After review of these recommendations the network operators agreed on new interconnect rates that incorporated some recommendations of the study and have requested regulatory ratification for the new rates. Lesotho regulatory authorities however rejected the suggested rates and recommended their own rates. The issue is under dispute and negotiations are currently under discussion. It is the network operators' interpretation that, in terms of Lesotho law, the Lesotho regulatory authorities may only impose interconnect rates if the operators fail to agree on the rates or if the suggested rates fail to comply with the principles of interconnection. The regulatory authorities are also disputing this interpretation of the network operators. The study further recommended that the current tariff approval process for mobile services, which is strictly controlled by the Lesotho regulatory authorities, be relaxed to allow for price reductions in order to stimulate competition.

Changes in the operating environment during the 2006 financial year included the licensing of a third network operator, Bethlehem Technologies, with an international gateway to provide data services, and a further amendment to Telecom Lesotho's license allowing it to provide a product, Lekomo Flexi, which is a mobile service using the Econet Ezi-Cell infrastructure. The license to Bethlehem Technologies has been challenged through court action by Lesotho Telecommunications Corporation. The decision taken by the Government of Lesotho in prior years to extend Telecom Lesotho's fixed-line exclusivity rights for an additional twelve month period was discontinued by the Communications Sector Liberalization Framework issued in January 2007.

Tanzania

Vodacom owns a 65% interest in Vodacom Tanzania Limited, or Vodacom Tanzania, a company incorporated in the United Republic of Tanzania, or Tanzania, while Planetel Communication Limited, a company incorporated in Tanzania, owns a 16% interest in Vodacom Tanzania, and Caspian Construction Proprietary Limited, a company incorporated in Tanzania, owns a 19% interest in Vodacom Tanzania. The roll-out of Vodacom Tanzania's network commenced in March 2000 and the commercial launch of the network occurred in August 2000.

Vodacom Tanzania became the largest mobile communications network operator in Tanzania within one year of launching. Vodacom Tanzania's capital expenditures were R2.7 billion, R1.5 billion and R1.4 billion in the 2007, 2006 and 2005 financial years, respectively. Network coverage expanded to approximately 20% of the land surface of Tanzania and approximately 54% of the population as of March 31, 2007, compared to approximately 15% of the land surface and approximately 45% of the population as of March 31, 2006 and approximately 12% of the land surface and approximately 43% of the population as of March 31, 2005.

In 2007, Vodacom Tanzania commercially launched its 3G/HSDPA and GPRS data product offering, which together with the expected commercial launch of WiMAX in the 2008 financial year, is anticipated to enhance data revenues. The 3G/HSDPA data product initially covered Dar es Salaam while the GPRS network had national coverage. Core data revenues continued to be from SMS in the 2007 financial year, supported by Vodatariffa, a premium rated SMS-based information service.

102

Vodacom Tanzania's current package offerings are Vodago, its prepaid product, Vodachoice, its contract product, and Vodatariffa, an SMS based information service. During the course of the 2006 financial year, Vodacom Tanzania introduced Vodafasta, a recharge product which allows prepaid customers to electronically recharge airtime via registered vendors. This product enhances the availability of Vodago prepaid airtime and reduces the cost of physical distribution. Vodachoice continues to be the preferred contract package although Vodajazza, a contract hybrid product offered on the prepaid billing platform, has gained popularity in the corporate market. The peoples phone "Adondo" continues to form an integral part of the company's public phone offering and strategy. Vodacom Tanzania was the first operator in Tanzania to introduce per second billing on October 3, 2003. Per second billing has proved highly successful in Tanzania, and as of March 31, 2007, approximately 3.2 million of Vodacom Tanzania's customers were utilizing this service, compared to approximately 2.0 million as of March 31, 2006 and approximately 980,000 as of March 31, 2005. Vodacom Tanzania currently offers international roaming on 242 networks in 124 countries.

The Vodacom Tanzania market profile was 99.3% prepaid as of March 31, 2007, compared to 99.5% prepaid as of March 31, 2006 and 99.3% prepaid as of March 31, 2005, and this is not expected to change significantly in the near future. Vodacom Tanzania had a churn rate of 35.6% in the 2007 financial year, 28.5% in the 2006 financial year and 29.6% in the 2005 financial year due to the high levels of competition in Tanzania.

There were three other mobile operators licensed in Tanzania, Zantel, Tigo and Celtel Tanzania. Mobitel was re-launched as Tigo during the 2007 financial year, and two further operators, Tanzanian Telecommunications Company Limited, or TTCL, and Benson on Line, or BOL, both locally controlled companies, were granted mobile licenses and launched code division multiple access, or CDMA, mobile networks in the 2007 financial year. Further licenses have been applied for, but none have been granted to date.

Zantel, which had historically operated exclusively on the island of Zanzibar, moved onto the mainland during the 2006 financial year and enhanced its coverage by entering into a national roaming agreement with Vodacom Tanzania, effective from July 31, 2005 TTCL transferred its majority shareholding in Celtel Tanzania to the Tanzanian government and subsequently Celtel International B.V was acquired by Mobile Telecommunications Company, or MTC, of Kuwait. Tigo is controlled by Millicom International Cellular S.A. There was no national prepaid tariff reduction during the 2006 financial year, however, international tariffs were reduced in response to competition. Since the deregulation of the international market, many more international operators entered the market, which allowed Vodacom Tanzania to reduce international call tariffs toward the end of the 2005 financial year.

During the 2007 financial year, Celtel launched a roaming product ("One Network" concept) over all its networks in the East African region, namely Tanzania, Uganda and Kenya. This product will allow all of Celtel's prepaid customers to roam on these networks at the tariff of the host network. In the 2007 financial year, Vodacom Tanzania, in co-operation with Safaricom in Kenya and MTN in Uganda, launched its Kama Kawaida product which allows roaming at home tariffs on these preferred roaming partner networks.

Vodacom Tanzania's estimated market share was approximately 55% as of March 31, 2007, compared to approximately 58% as of March 31, 2006 and approximately 59% as of March 31, 2005. Vodacom estimates that Celtel had a market share of approximately 28%, 27% and 26%, Mobitel, or Tigo had a market share of approximately 12%, 11% and 11%, and Zantel had a market share of approximately 5%, 4% and 4% as of March 31, 2007, 2006 and 2005, respectively, based on the total estimated mobile market.

Vodacom Tanzania had a total headcount of 527 employees as of March 31, 2007, compared to 438 employees as of March 31, 2006 and 350 as of March 31, 2005. Included in employees as of March 31, 2007 and 2006 are nine and 10 secondees, respectively, who are employed out of Vodacom International Limited. Effective April 1, 2007, a new managing director, Dietlof Maré, was appointed the managing director, replacing Romeo Khumalo, who served as managing director for a period of two years.

Vodacom Tanzania continues to support the development of local Tanzanian skills. Vodacom Tanzania views employee relations as a key factor in ensuring a positive working environment. Staff issues are addressed via a consultative forum where staff are given a platform to address issues and agreed actions are monitored on a monthly basis.

A new Telecommunications Act was introduced, effective February 23, 2005. This ended the fixed-line monopoly of TTCL, and is expected to lead to the liberalization of the telecommunications market within the country. The Ministry of Telecommunications is currently engaging the industry in respect of a new regulatory framework, and accordingly licensing of services has yet to be finalized. Vodacom Tanzania has in the meantime commenced the routing of international traffic via Zantel at rates which are expected to improve margins over those offered by TTCL. Vodacom Tanzania is currently regulated by the Tanzanian Communications Regulatory Authority, or TCRA, under the Tanzania Communications Act, 1993, as well as the Tanzania Regulatory Authority Act, 2003. Under these communication acts, the TCRA adopted a new set of communications regulations in September 2005 which introduced the converged licensing framework referred to as the unified licensing framework, which is service and technology neutral. In February 2006 Vodacom applied to the TCRA to convert its old license into the new licensing framework.

The negotiation of the terms and conditions of migration of Vodacom's existing license to the new regulatory framework was finalized during the year. Vodacom Tanzania was granted new licenses on July 26, 2006 in connection with the migration to a new regulatory framework. These licenses were for national and international network facilities, network services application services and radio frequency spectrum resource usage. All licenses, with the exception of the application services license, run for a fixed term of 25 years. The application services license is for an initial term of five years for national and 10 years for international, which is automatically renewable with no additional obligations up to a period of 25 years. The microwave frequency usage license covers GSM at 900 MHz and 1800 MHz and broadband frequencies for WiMAX and 3G/UMTS.

In February 2006, the Tanzanian Communications and Regulatory Authority, or TCRA, issued new interconnection rates for both mobile and fixed operators. The mobile termination rate was reduced from 8.9 US cents to 8.0 US cents from March 1, 2006, slightly above the previously published expected rate of 7.9 US cents. This rate is scheduled to remain in place until December 31, 2007. The TCRA has commenced consultation with the various operators and stakeholders to establish the interconnection rate post December 31, 2007.

Democratic Republic of the Congo

On December 11, 2001, Vodacom, together with Congolese Wireless Network s.p.r.l., a company incorporated in the Democratic Republic of the Congo, formed Vodacom Congo (RDC) s.p.r.l., or Vodacom Congo, a company incorporated in the Democratic Republic of the Congo. Vodacom owns a 51% interest in Vodacom Congo, while Congolese Wireless Network owns the remaining 49% interest in Vodacom Congo. Congolese Wireless Network s.p.r.l. had a limited existing network in the Democratic Republic of the Congo. Vodacom Congo's network was officially launched under the Vodacom brand in May 2002. Vodacom Congo has 12 years remaining on its license.

During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in Vodacom's consolidated financial statements. Effective April 1, 2004, Vodacom Congo was being fully consolidated as a subsidiary in Vodacom's consolidated financial statements after certain clauses granting the minority shareholders participating rights were removed from the shareholders agreement.

Vodacom Congo is currently performing well under challenging circumstances. The local currency depreciated 17% against the US Dollar in the 2007 financial year, after appreciating 13.0% against the US Dollar over the 2006 financial year, and depreciating 32.9% in the 2005 financial year. Improved affordability during the 2006 financial year, and the increase in spending power as a result of a positive economic outlook during 2007, fuelled expansion of Vodacom Congo's customer base as the penetration rate of mobile customers in Congo increased from 3.5% as of March 31, 2005 to 5.5% as of March 31, 2006 to 8.9% as of March 31, 2007. ARPU was affected negatively as lower end users constituted a large part of the growth. Despite aggressive competition for market share, Vodacom Congo has been able to retain dominance in the Congolese cellular market. An aggressive coverage strategy, implementation of an effective and aggressive sales and distribution strategy and improvement in consumer confidence and spending in the 2006 financial year continued to contribute during the 2007 financial year to the success in customer growth and improved profitability. During the 2007 year Vodacom Congo continued to concentrate on increasing capacity within its network.

Congo's first presidential and parliamentary elections took place on July 30, 2006, after an official postponement was announced in June 2005. The relative peaceful outcome of the election is hoped to bring political stability and economic growth to the Democratic Republic of the Congo. Vodacom believes that its current coverage and market share levels provide Vodacom Congo a strong position to benefit from any economic upturn.

Network coverage has been rolled out in all of the nine provinces of the Democratic Republic of the Congo, including 238 towns and consisted of 470 base stations and four mobile service switching centers as of March 31, 2007, compared to 184 towns, 373 base stations and four mobile service switching centers as of March 31, 2006 and 130 towns, 289 base stations and four mobile service switching centers as of March 31, 2005. Network capacity in the main centers has also been upgraded to maintain quality and service. Vodacom Congo covered approximately 32% of the geographical area of the Democratic Republic of the Congo and approximately 68% of the population as of March 31, 2007, compared to approximately 30% of the geographical area and approximately 67% of the population as of March 31, 2006 and approximately 26% of the geographical area and approximately 65% of the population as of March 31, 2005.

Vodacom Congo is financing its roll-out in the Democratic Republic of the Congo with a combination of external and Shareholder medium term funding. Vodacom Congo's capital expenditure was R2.9 billion, R2.0 billion and R1.8 billion in the 2007, 2006 and 2005 financial years, respectively.

Vodacom Congo currently offers three products, a contract service, a prepaid service and a public phone service. The contract product is aimed at the corporate market with the focus on value added services and customer service. Service to contract customers was further enhanced in the 2006 financial year with the possibility to migrate to Top Up options and the introduction of the corporate PABX product. The prepaid and public phone products are aimed at the broad Congolese market with the main competitive advantage being coverage, network quality and distribution.

To further enhance data revenue streams, Vodacom Congo commercially launched GPRS in February 2006. The application was introduced to support data transfer requirements during the electoral process and meet the data demands of local businesses and corporate clients. Vodacom Congo acquired the business of an internet service provider named InterConnect s.p.r.l in the Democratic Republic of the Congo for R21.2 million, effective November 1, 2007. The acquisition enables Vodacom Congo to offer additional products and services such as data and voice bundled packages to new and existing customers.

In May 2005, Vodacom Congo launched an electronic voucher solution called "Voda E" in order to strengthen its distribution capabilities and enable customers to recharge to the value of US$0.30, compared to the previous lowest denomination of US$1.00, and to transfer airtime among users via text messaging with the use of a standard handset. The new airtime distribution platform accounted for approximately 40% of all voucher sales on Vodacom Congo's network in the 2007 financial year compared to 30% in the 2006 financial year. In the 2007 financial year Vodacom Congo introduced a US$1 Vodago voucher as well as a secured electronic distribution system, or SEDS, which provides secure printed vouchers with extended distribution. SEDS was introduced to compliment the Electronic Voucher Distribution system with enhanced voucher security and operating system capacity.

Vodacom Congo's customer care center serves customers in their choice of French, English, Lingala, Kingongo, Swahili and Tshiluba. Vodacom Congo's interactive voice response handled in excess of 70,000 calls per day as of March 31, 2007. Vodacom Congo has been successful in establishing international roaming agreements with 378 operators in 165 countries.

Vodacom Congo's customer base consisted of 98.3%, 97.9% and 97.9% prepaid customers as of March 31, 2007, 2006 and 2005, respectively. Vodacom competes on the basis of low priced, quality handsets, effective distribution channels, network coverage and network quality.

Vodacom Congo continued to be the market leader in the Democratic Republic of the Congo with an estimated market share of approximately 47% as of March 31, 2007, compared to 48% as of March 31, 2006 and 47% as of March 31, 2005 based on the total estimated mobile market. Celtel is the main competitor in the Democratic Republic of the Congo with a similar approach of covering a large part of the population across the country, focusing its coverage in the main city centers as well as smaller rural towns. SAIT re-launched its network under the brand name Tigo in the 2007 financial year. This effort consisted of re-branding Tigo through aggressive TV, sponsorships and outdoor media activity. During the 2006 year Celtel and Tigo have embarked on an aggressive pricing campaign and further coverage roll-out. Tigo continued this trend during the 2007 financial year, while Celtel focused on coverage roll out. Celtel had an estimated market share of approximately 39% as of March 31, 2007, compared to approximately 44% as of March 31, 2006 and 46% as of March 31, 2005 based on the total estimated mobile market. The other two competitors in the Democratic Republic of the Congo, Tigo and Congo Chine Telecom, had estimated market shares of approximately 5% and 9%, respectively, as of March 31, 2007.

Vodacom Congo had 745, 479 and 538 employees as of March 31, 2007, 2006 and 2005, respectively. The process of evaluation, identifying and training of local staff is a continuous focus of the company as part of the skills transfer process. A bursary scheme was implemented, aimed at targeting and developing students, and a retention scheme was implemented, aimed at retaining key employees. Effective May 25, 2007, Mervyn Visagie was appointed as new managing director.

During the 2007 year Vodacom Congo continued with its social responsibility drive by rehabilitating 20 schools throughout the Democratic Republic of the Congo.

The National Regulatory Agency, or NRA, has been active during the year working with international consultants appointed by the World Bank on the reformation of the telecommunication legislative framework and regulations. Key focus areas included:

- spectrum (national planning, management and fees);
- interconnection guidelines and principles;
- cost modeling;
- numbering (national planning, management and fees); and
- universal service fund (constitution and funding mechanisms).

Draft guidelines and regulations were submitted to network operators for consultation purposes. The NRA has also been holding public hearings in regards to the introduction of 3G technology. The NRA's findings are expected to soon be submitted to the government.

SuperCell, affiliated to MTN-Rwanda cell, was previously granted a license on a regional basis by the Rassemblement Congolats pour la Democratic, or RCD, political organization. The new political order established RCD as a recognized political power and SuperCell was granted a national license.

Although the issue remains unresolved, the National Regulatory Agency's position is currently that no local interconnection is allowed with SuperCell. In view of the controversy associated with SuperCell's operations, the Minister of Post, Telephone and Telegraph subjected the validity of the SuperCell license to a minimum required investment in the Democratic Republic of the Congo by SuperCell of core network elements.

In addition to its GSM license rights, Vodacom Congo was granted additional exploitation rights for PABX (including an assigned spectrum for corporate direct connection) and internet / WiMAX.

Mozambique

Vodacom Mozambique was established on October 23, 2003 and launched commercial operations on December 15, 2003. Vodacom owned 98% of VM (S.A.R.L.), trading as Vodacom Mozambique and the remaining 2% was held by a local consortium named EMOTEL. Effective April 1, 2007, Vodacom International Limited (Mauritius) sold an 8% stake in Vodacom Mozambique to local investors, with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional 3%. Vodacom Mozambique was awarded its license in August of 2002, but due to the fixed-line operator and the cellular operator being one company with no interconnect rates applicable, the license was not accepted until August 2003 when the issues were satisfactorily resolved. The license is a 2G GSM license and will expire in December 2018.

Vodacom Mozambique's infrastructure consisted of two mobile services switching center, four base station controllers and 180 base transceiver stations as of March 31, 2007. The network had a capacity of 1.5 million customers as of March 31, 2007, with an increase to a capacity of 2.5 million planned for 2008. Vodacom Mozambique's capital expenditure was R816 million, R605 million and R696 million in the 2007, 2006 and 2005 financial years, respectively. The South African Rand equivalent expenditure was lower in the 2006 year due to the devaluation of the Mozambique Meticals against all major currencies. GPRS / Enhanced Data for GSM Evolution, or EDGE, has been available since the end of June 2006 for contract and prepaid customers. EDGE is a data service that provides a faster version of GSM wireless service. In tandem with the launch of GPRS and MMS, Vodacom Mozambique also launched VodaMail, a free e-mail service available to all contract customers.

Since prepaid continues to be the bulk of the business in Mozambique, a range of new innovative services were launched during the 2007 financial year to enhance the overall value proposition of Bazza Bazza, a prepaid product. These services include Bazza Bonus, a high-spend airtime reward scheme that rewards customers daily with free airtime based on the previous day's spend. As a further measure to reward customers, 60+ was launched in August 2006, which rewards customers with free SMSs for long duration calls. Finally in February 2007 Bazza uau! was launched which introduced a third prepaid tariff plan with the benefit of rewarding customers for receiving calls.

Other services launched in the 2007 financial year include SMS bundles for contract customers, electronic invoicing, an unstructured supplementary service data, or USSD, based self-care menu, premium rated SMS and interactive voice response, or IVR, based competitions, and content based services through third party wireless application service providers, or WASPs.

Vodacom Mozambique offers customers contract and prepaid plans and continued to roll out public phones in the 2007 year. Prepaid packages accounted for 99.0%, 98.5% and 98.5% of gross connections in the 2007, 2006 and 2005 financial years, respectively. Contract products are mainly aimed at the corporate and business market, while prepaid products are aimed at the large informal market. Vodacom Mozambique has an interactive voice response in place and customer care can handle customer queries in two languages, namely Portuguese and English.

During the 2006 financial year, Vodacom Mozambique moved towards an exclusive distribution arrangement, expanded its distribution network and introduced regional distribution centers. Vodacom Mozambique also increased its growth due to the introduction in the 2006 financial year of growth incentive and stretch target parameters included in the commercial incentive models offered to distribution partners, resulting in an increase in the subscriber base during the 2007 financial year.

Vodacom Mozambique's only competition is Moçambique Cellular, previously Telecomunicações Móveis de Moçambique, Lda, or mCel, a company owned by Telecomunicações de Moçambique, or TDM, who is also the national fixed-line operator. Vodacom Mozambique had an estimated market share of approximately 35% as of March 31, 2007, compared to approximately 30% as of March 31, 2006 and 33% as of March 31, 2005 based on the total estimated mobile market. mCel continues to be an aggressive competitor and is expected to continue to be a formidable opponent in the future given its greater financial and market power. As of February 2006, mCel had soft-launched its GPRS offering to contract customers in the Maputo area and started with its full GPRS offering in May 2006. Vodacom Mozambique is focusing on coverage expansion, building sound distribution and delivering innovative value propositions underscored by a warm and receptive brand identity. A unique point of differentiation for Vodacom Mozambique has come from its corporate social investment projects which saw the complete reconstruction of a school in Maputo, as well as the construction of an entirely new school in Maputo that opened in May 2007 and the donation of books and encyclopedias to more than 40 schools nationally.

Vodacom Mozambique was accepted as a partner to the "Made in Mozambique" initiative in the 2007 financial year that is being propagated by the Ministry of Industry and Commerce. This venture is designed to promote local industry and export initiatives.

Vodacom Mozambique employed 187, 170 and 123 people as of March 31, 2007, 2006 and 2005, respectively. Vodacom Mozambique continues to support the development of local skills. A succession plan and development programs were implemented to transfer skills and knowledge to local employees. Staff issues are addressed via a consultative forum where they are given a platform to address issues. Vodacom Mozambique embarked on an HIV/AIDS education and awareness campaign in December 2005 that included an Industrial Theatre and various speakers, which was well received by employees.

Draft universal service fund regulations are being reviewed by the Ministry of Communications. Indications are that the regulations will make provision for operator representatives to sit on the board of the Fund. Intelcon Research & Consulting Limited, consultants appointed by the National Regulatory Authority, released their report on a proposed pilot project to introduce universal access followed by a workshop to discuss the pilot project and proposed legislation to govern administration of the universal access fund. The pilot project will focus on areas in Zambezia and Nampula provinces in the northern parts of Mozambique. The project will be funded by the World Bank and a subsidy of US$2.5 million is to be allocated to the successful bidder. Operators are invited to bid for the project. Apart from providing the necessary coverage, the winning operator is expected to roll-out over 900 community pay-phones and provide the necessary support to the operators of these phones. The tender document was released in February 2007. The tender has not yet been awarded. After careful study and analysis of the bid by Vodacom Mozambique management, it was decided not to participate in the bid. Vodacom is well into year four in terms of its license obligations for infrastructure roll-out.

During October 2006, the Ministry of Communications published a Telecommunications Sector Strategy. This is the result of a project launched in prior periods to prepare a competition policy for Mozambique. The project was funded by the United States Agency for International Development, or USAID, and the World Bank. A discussion document has been circulated for comment and Vodacom Mozambique was a member of the ministerial task force that assisted in the development of the policy. The strategy was prepared in anticipation of the end of TDM's exclusivity in December 2007, and to prepare for convergence in the sector. The agenda of the Instituto Naçional das Comunicaçoes de Moçambique, or INCM, for 2007, released in December 2006 includes:

- preparation of service quality regulations;
- introduction of number portability (the INCM has already invited bids from consultants to investigate the introduction of portability);

- preparation of regulations governing the allocation of spectrum and service numbers;
- preparation of legislation ending TDM's exclusivity;
- preparation of convergence legislation;
- preparation of an interconnection cost model; and
- the re-issue of licenses to conform to new convergence legislation.

All operators have been informed by the INCM that all licenses are to be re-issued in compliance with the new Telecommunications Law of 2004. Vodacom Mozambique was invited to submit suggestions to any amendments it wished to make to its existing license. To date, no new licenses have been issued. However, Vodacom Mozambique applied to expand its international gateway rights and to lease transmission capacity to entities other than licensed telecommunication network operators, such as internet service providers and satellite companies, during the end of the 2006 calendar year but to date no formal response has been received from the INCM.

In March 2006 the INCM was formally notified by the Administrative Tribunal that, upon Vodacom Mozambique's application, Resolution 10/05 of December 20, 2005 that established significantly lower interconnection rates has been suspended. In February 2007, the INCM appointed a consultant to facilitate the introduction of cost based interconnection. This was part of the out of court settlement Vodacom Mozambique reached with the INCM, TDM and mCel in August 2006, whereby Vodacom Mozambique agreed to waive the court interdict against the INCM's unlawful reduction of interconnection rates, subject to the introduction of long run average incremental cost based interconnection as required by law.

Vodacom Mozambique believes that the transmission fees charged by TDM are unacceptably high. Vodacom Mozambique has requested the INCM to intervene after numerous meetings held with TDM to reduce their transmission prices failed to deliver any acceptable result.

Vodacom Mozambique believes that its ability to strictly manage costs in the face of low ARPU and low minutes of usage, while expanding coverage and distribution and intensifying promotional and product offerings, will be critical to achieving improved results.

Due to the competitive and economic environment in which Vodacom Mozambique operates, Vodacom assesses its assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2007, 2006 and 2005. The fair value of the assets was based on the assumption that the assets would be disposed of on an item by item basis. The amount by which the carrying amount exceeded the recoverable amount was recognized as an impairment loss in Vodacom's and Telkom Group's consolidated financial statements for the 2007 and 2005 financial years. In the 2006 financial year, this impairment loss was reversed in part due to an increase in the fair value of the assets.

Procurement – Vodacom South Africa

Vodacom South Africa solicits bids for all goods and services in excess of R1 million. Bids are through a closed tender system by invitation only. A multi-disciplinary cross-functional team evaluates and awards bids to the best supplier based on the best overall score, taking into account technical specification, delivery time, costing, financial viability, the participation of black economic empowerment partners and quality.

Vodacom spent approximately 71% of its eligible procurement expenditure with BEE companies during the year ended March 31, 2007, compared to 66% during the year ended March 31, 2006 and 75% during the year ended March 31, 2005.

Vodacom seeks to utilize at least two suppliers for all critical equipment where possible to minimize supply risk. Vodacom's main technology suppliers are Siemens for the core and 3G network, and Lucent-Alcatel and Motorola for the radio networks.

CAPITAL EXPENDITURES

For information relating to our capital expenditures, see Item 5. "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Group Liquidity and Capital Resources".

REGULATION AND LICENSE REQUIREMENTS

Overview

The licensing and provision of telecommunications services in the Republic of South Africa has historically been subject to the Telecommunications Act and the extensive regulations made under the Telecommunications Act. The Telecommunication Act was repealed by the Electronic Communications Act when the Electronic Communications Act came into effect on July 19, 2006. While a new licensing regime has been created by the Electronic Communications Act, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified.

Determinations by South African Minister of Communications

In September 2004, the South African Minister of Communications issued determinations, as provided for in the Telecommunications Act. Since February 1, 2005, pursuant to the determinations:

- mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;
- VANS operators and private network operators have been permitted to resell the telecommunication facilities that they obtain from Telkom;
- VANS operators have been permitted to allow their services for the carrying of voice, including voice over internet protocol;
- Telkom is no longer the sole provider of facilities to VANS operators; and
- licensing for the provision of payphone services has been expanded.

These issues are now addressed in the Electronic Communications Act.

Electronic Communications Act

In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors that repealed the

Telecommunications Act, however, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime and regulations made under the Telecommunications Act are also to remain in force until they are amended or replaced by new regulations made to fully implement the provisions of the Electronic Communications Act. The bill, renamed the Electronic Communications Bill, was passed by the Parliament of South Africa in December 2005 and was signed by the President of South Africa on April 18, 2006. The Electronic Communications Act came into effect on July 19, 2006.

The Electronics Communications Act aims to supplement or replace sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontal, service based, technology neutral, market structure with a number of separate licenses being issued for different areas, and to clarify the different roles of ICASA and the Minister of Communications in policy development, licensing and regulation. The main aspects addressed by the Electronic Communications Act are:

- the policy making powers of the Minister of Communications;
- the regulation making, licensing and radio frequency spectrum control powers of ICASA;
- the licensing framework for communications and broadcasting services;
- the power of ICASA to intervene where special market conditions exist, such as significant market power or essential facilities;
- the obligations of licensees to interconnect and lease telecommunications facilities, and the powers of ICASA to enforce such obligations; and
- transitional provisions to address the conversion of existing licenses to the new licenses envisioned in the Electronic Communications Act.

ICASA

In 2000, the Independent Communications Authority of South Africa Act, 13 of 2000, created ICASA, a regulatory body for the telecommunications and broadcasting industries. ICASA serves as the primary regulatory and licensing authority for the South African communications industry. Upon its establishment, ICASA inherited a legacy of regulatory problems from its predecessors. It has been reported that ICASA may lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment.

A bill amending the ICASA Act, Act No. 13 of 2000, was passed by the Parliament of South Africa and signed by the President and came into effect on July 19, 2006. The amendment to the ICASA Act redefines and expands the powers of ICASA to control, in conjunction with the Electronic Communications Act, the communications market. The main provisions of the ICASA Act amendments are the removal of the power of the Minister to approve regulations made by ICASA, increased power of ICASA to conduct enquires and to enforce its rulings and the establishment of a Complaints and Compliance Committee to assist ICASA in hearings and making findings on complaints and allegations of non-compliance with the Electronic Communications Act. There are many linkages between the Electronic Communications Act and the proposed amendments to the ICASA Act.

Policy directions

Under the Electronic Communications Act, the Minister of Communications may make policies and, subject to a one month public comment period, issue policy directions to ICASA except in respect of the granting, amendment or withdrawal of communications or broadcasting licenses. ICASA, in exercising its functions, must consider policies made or policy directions issued by the Minister.

Regulations

Under the Electronic Communications Act, ICASA may, subject to public consultation, make regulations on any matter as provided in the Electronic Communications Act, and any such regulation may declare any contravention thereof to be an offense. ICASA must, among other things, make regulations relating to the granting of licenses, radio frequency spectrum management, allocation of numbers, interconnection, facilities leasing, the declaration of essential communications facilities and the identification of relevant markets for the purpose of determining the existence of significant market power. ICASA may also make regulations to impose special obligations on licensees found to have significant market power in a relevant market.

Under South African law, it is possible for licensees such as Vodacom and Telkom and for other interested parties to have the regulations and rulings issued by ICASA reviewed and tested in a court of law for compliance with the objectives and other provisions of the Electronic Communications Act, and other relevant laws such as the South African Constitution.

The Electronic Communications Act is not entirely clear on a number of issues which are expected to be addressed by regulation. In addition, because ICASA was only established in 2000 and the regulations governing the telecommunications industry in South Africa are evolving, lack of clarity exists in a number of areas that are still subject to interpretation, review and amendment. Therefore there is some degree of regulatory uncertainty for Telkom, Vodacom and other communications providers. In addition, the regulatory process entails a public comment process which, in light of the politicized issue of the privatization of industries such as telecommunications in South Africa, makes the outcome of the process uncertain and may cause delays.

Licensing framework

The types of licenses that can be granted are:

- electronic communications network services for the provision of communications infrastructure for the own use of the licensee or for the use of other licensees, including broadcasters;
- electronic communications services for the conveyance of communications over electronic communications networks, but excluding broadcasting services;
- broadcasting services for the unidirectional broadcasting of television or sound material; and
- radio frequency spectrum licenses.

ICASA may make regulations prescribing that certain services may be provided without a license.

The Electronic Communications Act provides that licenses for electronic communications network services, electronic communications services and broadcasting services can be issued as individual licenses or as class licenses. Individual licenses are required for electronic communications network services and commercial and public broadcasting services that are of provincial or national scope, for electronic communications services for voice telephony utilizing numbers from the national numbering plan, for any service where a state entity owns more than 25% of the share capital of the licensee, and for any service that ICASA finds to have significant impact on socio-economic development. ICASA may only accept and consider applications for individual electronic communications network service licenses following a policy direction issued by the Minister of Communications. The granting of individual licenses is subject to an extensive process of evaluation that includes public hearings. The granting of class licenses is subject to a simple process of registration. A draft regulation providing the framework for the granting of licenses was published by ICASA for comment on March 7, 2007. In addition, the Minister of Communications has announced that she intends to issue a policy direction to ICASA to consider whether VANS licensees should be authorized to provide services as well as provide and operate facilities/networks. ICASA would have to issue network service licenses for such networks. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will substantially increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.

License conversion

All existing licenses are to remain valid until converted by ICASA in line with the new licensing framework, which is required to be done within 24 months from the commencement date of the Electronic Communications Act. As a result, Telkom's licenses will be converted to new licenses in accordance with the new licensing regime. Conversion is required to be on no less favorable terms than the original license. However, as part of the conversion process, ICASA may grant rights and impose obligations on the licensee, in order to ensure that the existing licenses comply with the Electronic Communications Act. ICASA has started a process of converting our licenses to the new licensing framework. The process of converting our radio spectrum licenses started in October 2006, but has not yet been finalized. A draft regulation providing the framework to convert our PSTS and VANS licenses was published by ICASA for comment on March 7, 2007. Public pronouncements by ICASA indicate that they plan to complete the process of converting all existing licenses by July 2008. The process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.

Existing regulations

All existing regulations are to remain in force until repealed or amended by ICASA. However, many of the existing regulations may be required to be amended and many additional regulations may need to be made to fully implement the Electronic Communications Act. ICASA's capacity may be further strained by the workload that will be imposed on it by the Electronic Communications Act, which creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. We cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us. ICASA has issued draft regulations in respect of the subsidization of mobile handsets, the framework for converting existing licenses in terms of the Electronic Communications Act, and the framework for issuing new licenses in terms of the Electronic Communications Act. These draft proposals have all been published for public comment, but no hearings on the public comments have yet been held by ICASA and no final regulations have been made yet.

Licensing of the second national operator

In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, Neotel, that is 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporation and other licensees. Neotel has indicated that it will begin providing services to residential customers in the 2007 calendar year.

Underserviced areas

A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5% commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.

Competition matters

The Electronic Communications Act replaces the concept of Major Operator status, which was developed by ICASA through regulations, with that of significant market power in a market or market segment. Factors in determining significant market power are, among others, dominance or control of essential facilities. The Electronic Communications Act empowers ICASA to impose pro-competitive conditions on operators found to have significant market power in such markets or market segments that have ineffective competition, which may affect the manner in which interconnection is provided and facilities are leased by such operators, and the charges thereof.

If we are found to have significant market power in any of the markets in which we operate, we may be required to provide interconnection and facilities to our competitors at or near the long run incremental cost, or LRIC, of those services or facilities, and our operating revenue and net profit could decline. On January 2007 ICASA published a consultation document for public comment and on May 17, 2007 it held a public enquiry on its intention to define relevant call termination wholesale markets. In its consultation document ICASA expressed the preliminary view that all providers of telecommunications networks, including Telkom and Vodacom, have significant market power in their call termination markets and that the appropriate price controls to be applied to the large operators, MTN, Vodacom and Telkom, is the LRIC calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. Regulations are expected to follow in due course. On May 3, 2007 ICASA published a consultation document for public comment, on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and that the appropriate price control to be applied is likely to be the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. No public hearings have yet been held on this consultation. Regulations are expected to follow in due course. Where ICASA determines that a licensee has engaged or intends to engage in an act that is likely to substantially prevent or lessen competition, ICASA may direct the licensee to cease or refrain from engaging in such act and may impose penalties for failure to comply with such direction.

Interconnection

The Electronic Communications Act provides that any licensee, other than broadcasting service licensees, must, on request, interconnect with any other licensee, unless such request is unreasonable, and must enter into an interconnection agreement with the requesting party for this purpose. Where the parties are unable to reach an agreement, the Electronic Communications Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the interconnection agreement, or refer the matter to the Complaints and Compliance Committee, established as provided in the amendments to the ICASA Act described above, for resolution. ICASA must review any interconnection agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions.

Any dispute arising under an interconnection agreement can be referred by a party to the Complaints and Compliance Committee for resolution, and any decision of the Complaints and Compliance Committee is effective and binding on the parties, unless an order of a court of competent jurisdiction is granted against the decision.

ICASA may exempt a licensee from the obligation to interconnect where such licensee has not been found to have significant market power in the relevant market. ICASA must prescribe regulations to facilitate the conclusion of interconnection agreements by stipulating interconnection agreement principles. ICASA may prescribe a framework of wholesale interconnection rates to be charged in circumstances where the existence of significant market power has been determined.

The interconnection agreements between Telkom and Vodacom and MTN that preceded the Telecommunications Act were renegotiated and amended in 2001. An interconnection agreement, on substantially the same terms, was negotiated and concluded with Cell C. An interconnection agreement has also been concluded between Telkom and Neotel and filed with ICASA on March 6, 2007. Interconnection agreements have also been concluded between Telkom, the USALs and those VANs licensees to whom ICASA has granted access to subscriber numbers. An interconnection agreement has also recently been signed with Sentech, which is expected to come into operation during the third quarter of the 2007 calendar year.

Facilities leasing

The Electronic Communications Act provides that an electronic communications network licensee must, on request, lease electronic communications facilities to any other licensee, unless such request is unreasonable, and must enter into a facilities leasing agreement with the requesting party for this purpose. Where the parties are unable to reach an agreement, the Electronic Communications Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the facilities leasing agreement, or refer the matter to the Complaints and Compliance Committee for resolution. ICASA must review any facilities leasing agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions.

Any dispute arising under a facilities leasing agreement can be referred by a party to ICASA, and the Complaints and Compliance Committee must resolve the dispute and any decision of the Complaints and Compliance Committee is effective and binding on the parties, unless an order of a court of competent jurisdiction is granted against the decision.

ICASA may exempt a licensee from the obligation to lease communications facilities where such licensee has not been found to have significant market power in the relevant market. ICASA must prescribe regulations to facilitate the conclusion of facilities leasing agreements by stipulating facilities leasing agreement principles. ICASA may prescribe a framework of wholesale rates applicable to specified electronic communications facilities in circumstances where the existence of significant market power has been determined. Notwithstanding a finding of significant market power, ICASA may exempt, under certain circumstances, an electronic communications network licensee from the obligation to lease fiber loops and sub-loops serving residential premises. ICASA must prescribe a list of essential facilities, including local loops and sub-loops and associated electronic communications facilities, and electronic communications facilities connected to international electronic communications facilities such as submarine cables and satellite earth stations. ICASA may require that essential communications facilities be supplied at a cost based price, likely to be the CRIC of that facility. The Minister of Communications has issued a policy decision declaring November 1, 2007 as the date from which the exclusivity provisions in our SAT-3 agreements shall be declared null and void. The Minister of Communications also announced that she intends to issue a policy direction to ICASA requiring it to prioritize and urgently prescribe a list of essential facilities, ensuring that the facilities connected to the SAT-3/WASC/SAFE submarine cables can be accessed soon.

On May 3, 2007, ICASA published a consultation document for public comment on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and the appropriate price controls to be applied is likely to be the LRIC, calculated on the basis of relevant forward looking economic costs on an efficient operator, including a reasonable cost of capital. Regulations are expected to follow in due course.

In addition, the Telecommunications Act required us to allow Neotel to use all of our telecommunications facilities for the first two years of its license, on a resale basis, for the purpose of providing public switched telecommunication services. As a result, Neotel will be able to lease facilities from Telkom for a two year period to provide its services, and is allowed to have shared access to the local loop for a period of two years. A fixed link facilities leasing agreement which provides for leasing by Neotel of 2 Mbps leased lines has been concluded between Telkom and Neotel and filed with ICASA on September 12, 2006. Further agreements for the leasing by Neotel of other facilities are expected to be negotiated as required. If we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or ICASA otherwise imposes terms and conditions that are unfavorable to us, our business operations could be disrupted and our net profit could decline. As described below, we may also be required to lease or otherwise make our telecommunications facilities available to Neotel beyond the first two years of its license pursuant to the Electronic Communications Act.

Unbundling the local loop

While the Telecommunications Act provided that we were not to be required to unbundle our local loop for a period of two years after the issue of a license to Neotel, The Electronic Communications Act provides that ICASA may prescribe a framework for the unbundling of Telkom's local loop.

On May 23, 2007, the Local Loop Unbundling Committee set up by the Minister of Communications to develop appropriate policies for the unbundling of the local loop in South Africa submitted its report to the Minister of Communications recommending, among other things:

- three forms of local loop unbundling to be considered, full unbundling of the metallic loop, line sharing and wholesale bitstream access; and

- the regulatory process, with full industry participation should commence as soon as possible and be completed in 2011.

The Minister of Communications has published policy decisions that the process of unbundling the local loop in South Africa should be urgently implemented and completed by 2011. The Minister of Communications further requested ICASA to make use of the report of the Local Loop Unbundling Committee and its recommendations.

Tariffs

Regulations made under the Telecommunications Act, which remain in effect, impose a price cap formula on a basket of Telkom's specified services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product. A similar cap applies to a sub-basket of services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 66% of Telkom's operating revenue in the year ended March 31, 2006 was included in this basket compared to approximately 64% of Telkom's operating revenue in the year ended March 31, 2007. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. The price cap operates by restricting the annual percentage increase in revenues for all the services included in the basket that are attributable solely to price changes to annual inflation, measured by changes in the consumer price index, less a specified percentage.

Historically, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was 1.5% below inflation. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from ICASA. Draft Regulations on the pricing and provision of ADSL services were published by ICASA which would, among other things, have prohibited Telkom from charging a monthly rental for providing ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any additional limitations on the pricing of these services beyond those combined in the basket of price controlled services, but did impose quality of service obligations on Telkom for these services related to, among other things:

- services to be provided within 30 days from application;
- the provision of uncapped local bandwidth;
- the guarantees of minimum speeds;
- the prohibition of past prioritization; and
- the prohibition of periodic resets.

Telkom is currently not in full compliance with these requirements and has informed ICASA accordingly.

ICASA approved a 0.2% increase in the overall tariffs for services in the basket effective January 1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006. On June 13, 2007 Telkom filed with ICASA proposed average price reductions on its regulated basket of products and services of 1.2%, effective August 1, 2007. See "Fixed-line communications – fees and tariffs".

Pursuant to its mobile cellular telecommunications license, Vodacom has to lodge all tariff plans or any amendments to existing tariff plans with ICASA. No increase in the price of any service or in some cases, a basket of services, greater than the percentage annual increase in the consumer price index is allowed without ICASA's approval. Vodacom South Africa's most recent annual tariff amendments were lodged on September 19, 2006 and approved by ICASA on September 29, 2006. The amendments resulted in an average tariff decrease on packages affected of 1.7%, which was effective November 1, 2006. In 2005, Vodacom South Africa's annual tariff filing resulted in an average tariff decrease of 4.9% effective October 1, 2005.

See Item 3. "Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters – Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it" and "Regulation and License Requirements".

Universal service obligations

As part of our five year exclusivity period ended May 7, 2002, we had 16 service quality and line roll-out targets for our fixed-line business. We substantially met all of our fixed-line service and line roll-out targets with the exception of our residential fault rate target, our aggregate fixed-line roll-out target and targets which required us to provide service to underserviced villages and to replace analog lines with digital lines. ICASA has started a process to convert existing licenses to the new licensing framework contained in the Electronic Communications Act. It is possible that as a result of the conversion process quality of service targets will again be imposed on us with penalties if targets are not met.

Our public switched telecommunications license requires us to provide basic voice telephone service to every person in South Africa who requests such service, who can afford it and who enters into a contract with us for such service, and to install, connect, maintain and repair a telephone to use such service, and provide access to emergency organizations and directory information services. However, we are not required to provide the foregoing services where ICASA determines that the demand for such services can be met by other means and, as a result, it would be unduly burdensome in the circumstances for us to provide the telecommunications service requested.

The Minister of Communications issued a public statement in 2002 describing our future obligations to assist in the continued development of communications services to the South African population. The obligation will be a contribution to the Universal Service Fund, or USF, and ongoing universal service obligations imposed on us through the generic terms of our license. In the past we had to contribute to the USF R10 million per annum escalated by inflation from 1997. Beginning in the 2005 financial year, such contribution was set at 0.2% of the prior year's annual turnover derived from the provision of telecommunications service that it is licensed to provide. Telkom paid R61.2 million in July 2006 for this contribution pursuant to its license. Vodacom's contribution to the USF is on the same basis as Telkom. Vodacom paid R54.6 million in the 2007 financial year for this contribution pursuant to its license.

New social obligations were imposed with Vodacom's new 1800MHz license and third generation spectrum license or 3G. The 1800 MHz frequency spectrum band obligations require Vodacom to provide a minimum of 2,500,000 sim card packages with certain privileges to designated individuals within five years; a minimum of 125,000 handsets within five years; and a minimum airtime window period of 12 months for these sim cards. The 3G radio spectrum band obligations require Vodacom to provide: internet access to no less than 140 institutions for persons with disabilities within three years; internet access to no less than 5,000 public schools within eight years; and a minimum of 1,400 handsets within three years. Vodacom's plan with respect to the remaining implementation of its 1800 MHz obligation is still pending ICASA's approval. The Department of Communications has assisted in the identification of certain beneficiaries within various government departments and the license stipulates that roll-out can only commence upon approval of the implementation plans by ICASA. The implementation plans in respect of 1800 MHz and 3G were submitted to ICASA in August 2005. Vodacom proposed that airtime used on the SIM cards be charged at a uniform rate to be agreed between all three mobile operators and the internet usage rates be at a 50% discounted rate, as provided for in the Telecommunications Act. The implementation plan for 3G rollout in the Gauteng province was approved by ICASA on February 15, 2007 and Vodacom is in the process of rolling out internet connectivity to the approved schools in Gauteng.

Vodacom has been funding the training of community services telephone operators since the 2005 financial year. The focus during the 2005 and 2006 financial years, was on growth management, financial management and marketing. The focus during the 2007 financial year was on basic business skills, growth management, financial management and marketing. Vodacom's future universal service obligations will also consist of a contribution to the USF and possible new universal access obligations.

Regulatory accounts

Under the Electronic Communications Act and our public switched telecommunications service license, we are required to report and account to ICASA, our retail and wholesale activities using a specific accounting methodology set out in a Chart of Accounts and Cost Allocation Manual, or COA/CAM. The adoption of this methodology by us requires the aggregating and disaggregating of general ledger accounts in a different manner than we prepare accounts in accordance with IFRS. These accounts are known as the regulatory financial statements. It also requires a reconciliation of our regulatory accounts with our annual financial statements. We were required to put the necessary accounting and management information systems, which would have enabled us to prepare such reports and accounts, in place by May 7, 2002, subject to ICASA issuing the COA/CAM regulations. The regulations, however, were only published on July 19, 2002. After negotiations with ICASA, Telkom submitted its regulatory financial statements based on the historical cost of the company on September 30, 2004, and submitted its current cost regulatory financial statements to ICASA on September 30, 2005 and its current cost regulatory financial statements with reports indicating the long run incremental cost for the 2006 financial year on September 30, 2006. The COA/CAM regulations also require us to develop procedures manuals that set out how we will implement the COA/CAM accounting methodology in practice. The procedures manual for the accounting separation on an historical cost basis was approved by ICASA on June 30, 2004, while the procedures manual for the conversion to the current cost basis was submitted to ICASA on July 5, 2005 and the procedure manual for accounting on a LRIC basis was submitted to ICASA on March 31, 2006 for their approval. ICASA has as yet not approved the procedures manuals for the current cost accounting or the procedures manual for the long run incremental cost.

Carrier pre-selection

The Telecommunications Act mandates that fixed-line operators are required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. These provisions are retained in the Electronic Communications Act. Regulations were published on June 24, 2005 for the implementation of carrier pre-selection in two phases. In phase one, call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator. In phase two, fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom had already conditioned its exchanges to handle call-by-call carrier pre-selection by December 31, 2003. Telkom will not be able to fully implement carrier pre-selection until Neotel's interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre selection within ten months of it being requested. To date, Neotel has not requested carrier pre-selection. Regulations indicate that the system set-up costs may be recovered as part of the prescribed annual review of fees and charges, but no further detail is available. ICASA has not yet defined the manner in which such costs could be recovered. In addition, we may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline and the implementation of these requirements will likely further increase competition and cause our churn rates to increase.

Slamming, which is the transfer of a user from one operator to another without such user's knowledge or authorization, is to be prohibited. There is a risk that the procedure to combat slamming may not be effective and would result in further market share losses. Carrier pre-selection is not applicable to mobile cellular operators.

Number portability

The Telecommunications Act mandates that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. These provisions are retained in the Electronic Communications Act. A framework number portability regulation was published at the end of 2004 that generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. It is currently expected that Telkom will be required to provide "block" number portability in the 2007 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, has not yet been published. Telkom has received a request from Neotel to implement both block and individual number portability and discussions on the implementation of the required inter operator systems are under way with ICASA and Neotel. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are determined. After several delays mobile number portability phase one was launched on November 11, 2006. Phase 2, which was implemented during April 2007, includes multi-line porting, secure file transfer protocol access to third parties and operational software upgrades on the central reference data base. From launch until end March 2007 there have been 49,794 successful ports. Cell C registered a net gain of 14,057 subscribers, Vodacom a net loss of 6,018 subscribers and MTN a net loss of 8,039 subscribers.

The set-up and per-operator costs are typically the largest cost components of implementing number portability. Similar to carrier pre-selection, there is a risk of not fully recovering system set-up costs. In addition, we may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline and the implementation of these requirements will likely further increase competition and cause our churn rates to increase.

Licenses

Fixed-line telephone services

Public switched telecommunications services

On November 15, 1996, we were deemed to be the holder of a license to provide public switched telecommunication services under the Telecommunications Act and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide public switched telecommunications services in South Africa for a minimum period of 25 years, which included our exclusivity period of five years that ended on May 7, 2002.

Under this license we are authorized to provide, among other things, the following:
- national long distance telecommunications services;
- international telecommunications services;
- local access telecommunications services;
- public pay telephone services;
- fixed-lines, infrastructure and facilities required to provide the above services;
- telecommunications facilities to be used by any person for the provision of value-added network services;
- telecommunications facilities comprising fixed-lines to be used by operators for the provision of mobile communications services and any other telecommunications services;
- telecommunications facilities to be used by any person for the provision of any private telecommunications network, with the exception of certain private telecommunications networks situated on a single piece of land or two or more contiguous pieces of land owned by the same person, or maintained by Transnet or Eskom as authorized under the Telecommunications Act;
- connection to our network of any other licensed telecommunications system or service both inside and outside of South Africa; and
- conveyance of signals to and from telecommunications systems and equipment connected to our network, together with any switching or other services incidental to such conveyance.

Additionally, we are entitled under the Telecommunications Act to manufacture, sell, supply, distribute and maintain certain telecommunication facilities and equipment, including customer premises equipment and software, provided that ICASA consents to the commercial marketing, distribution or sale of such facilities or equipment.

Furthermore, the 2001 amendment to the Telecommunications Act provides for fixed-mobile services to be deemed a new public switched telecommunications service that may be provided with a public switched telecommunications service license or an underserviced area license. A fixed-mobile service is a service that permits a customer of the licensee to access the public switched telecommunications network of the licensee and obtain telecommunications services from such licensee from either a fixed point or while in motion within the local exchange area, but does not permit or include call handover between cells. Our public switched telecommunications service license was not amended to include fixed-mobile services. No similar provision is contained in the Electronic Communications Act.

The license fee payable by us under this license amounts to 0.1% of our annual revenues generated from the provision of the licensed public switched telecommunications services.

Our public switched telecommunications services license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA pursuant to the Telecommunications Act and fail to correct the non-compliance within 90 days of being requested to comply, or if we are placed in final liquidation or put under a provisional or final judicial management order.

We are also obliged to publish our charges and the manner which we adopt for determining those charges in respect of the various telecommunications services provided by us. Provision is also made for the protection of customer confidentiality and other information that we receive from our customers in the course of providing telecommunications services to them. Bills to our customers must reflect the type of service, the units for which charges are made, and at a minimum, the starting time of each connection, the number called and the duration and number of units for each call. Our records must identify for customers the basis for the amount charged for the use of our services and we are required to retain such information to allow ICASA the ability to have an independent quality assurance check performed to ensure that the billing process complies with the aforesaid requirements.

Our license also requires us to establish efficient procedures, taking into account predominant regional languages and to provide assistance to customers with complaints during normal business hours. Our procedures for dealing with customer complaints must include a procedure for referring any disputes relating to such complaints to an affordable independent arbitration procedure instead of a court. Finally, we are required, in consultation with ICASA, to prepare and publish a code of practice that duly takes account of predominant regional languages, giving guidance to our customers in respect of any disputes with or complaints from such customers relating to the provision of telecommunications services.

ICASA has started a process to convert existing licenses to the new licensing framework contained in the Electronic Communications Act. It is possible as a result of the conversion process, quality of service targets will again be imposed on us with penalties if targets are not met.

Other licenses

On November 15, 1996, we were deemed to be the holder of a license to provide value-added network services under the Telecommunications Act and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide value-added network services on a non-exclusive basis for a period of 25 years.

Our value-added network service license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA and fail to correct the non-compliance within 90 days, or if we are placed in final liquidation or under a provisional or final judicial management order.

On February 21, 1997, we were deemed to be the holder of a radio frequency spectrum license to provide telecommunication services and facilities, and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to use the relevant bands of radio frequency spectrum. We use the radio spectrum for the provision of fixed links within our network, both land based and satellite, and for wireless local loop applications. Where these bands were licensed to us on a shared or non-exclusive basis, ICASA is to ensure that any other licenses issued to other entities do not create harmful interference with our use of the radio frequency spectrum. Our use of the radio frequency spectrum is subject to our compliance with the relevant provisions of international telecommunications conventions, the radio regulations and the International Telecommunications Union radio regulations agreed to or adopted by South Africa. We are only authorized to use our assigned frequency bands for the provision of public switched telecommunication services.

Our radio frequency spectrum license may be revoked by ICASA if we repeatedly fail to comply with an order made by it and fail to correct the non-compliance within 90 days of being requested to comply, or if we are placed in final liquidation or under a provisional or final judicial management order. Additionally, our radio frequency license will terminate if our public switched telecommunication services license is terminated.

Under the Telecommunications Act each of Vodacom, MTN, Telkom and Neotel are all entitled to apply for, and acquire, licenses for the use of 1800MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services. Cell C's existing license already includes the right to use radio frequency spectrum in the 1800 MHz band. Vodacom and MTN have obtained licenses for the use of 1800 MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services and Telkom has applied for such licenses.

Our Swiftnet subsidiary has been granted a telecommunications license and a radio frequency spectrum license providing for:

- Swiftnet to construct, maintain and operate a national wireless data network and to provide wireless data telecommunication services; and
- interconnection with our network.

Swiftnet is in violation of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities. ICASA has required Swiftnet to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stake in Swiftnet to the Radio Surveillance Consortium, a group of empowerment investors, for R55 million following a competitive sale process run by an independent adviser. The transaction would not require any financial support or facilitation from Telkom. The transaction received Competition Commission approval on May 28, 2007. The transaction is still subject to ICASA approval.

Mobile cellular telephone services

On September 30, 1992, a multiparty implementation agreement was concluded between us, Vodacom, MTN, the Postmaster-General and the South African Government dealing with the licensing of Vodacom and MTN. Vodacom was issued with a mobile cellular telecommunications license in South Africa in 1993 for a validity period of 15 years. This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the Telecommunications Act. Vodacom's license is automatically renewable on the same terms and conditions should no notice of termination be received five years prior to the expiration of the initial license term. Vodacom's license was thus automatically renewed until May 30, 2024.

On July 1, 1997, Vodacom was deemed to be the holder of a license to provide mobile cellular telecommunications services in accordance with the Telecommunications Act, subject to the terms and conditions of the written mobile cellular telecommunications license issued by the Postmaster-General and the multiparty implementation agreement, and on August 19, 2002, Vodacom was issued a written mobile cellular telecommunications service license by the Minister of Communications and ICASA, pursuant to the Telecommunications Act, incorporating the terms and conditions of the original license and agreement, subject to certain legislatively mandated changes. Under this license, Vodacom is authorized to construct, maintain and use its public land mobile communications network for the provision of mobile cellular telecommunications services, and to interconnect with our public switched telecommunications network and the public land mobile communications networks of other licensed mobile cellular telecommunications service providers. An initial license fee of R100,000,000 was payable by Vodacom and an ongoing license fee of 5% of Vodacom's audited net operational income generated from the provision of the licensed services is payable by Vodacom quarterly in arrears.

Vodacom's mobile cellular telecommunications license may be revoked by ICASA, with the approval of the Minister of Communications, if Vodacom is placed in liquidation or under judicial management, or if there is a change in the direct or indirect ownership of 25% of the issued voting share capital of Vodacom in any one transfer or a change in the ownership of any of the issued voting share capital of Vodacom that results in a change to the composition of one-quarter of Vodacom's board of directors, in either case without ICASA's prior written approval, Vodacom takes steps to deregister itself or is deregistered, or Vodacom fails to pay the required license fee after due demand by ICASA.

Vodacom's use of its public land mobile communications network is authorized for the provision of a GSM based national mobile cellular telecommunications service and the connection of fixed and mobile terminal equipment using GSM cellular telephony technology. For the duration of this license, Vodacom's network must conform to the GSM specification standards and recommendations of the International Telecommunications Union as adopted by South Africa, as well as with the GSM specifications set by the European Technical Standards Institute, or ETSI.

Vodacom's mobile cellular telecommunications license requires Vodacom to provide facilities to enable a caller, free of charge, to communicate with an emergency organization as swiftly as practicable and sets out certain customer service standards with which Vodacom is required to comply. This license also requires Vodacom to use reasonable endeavors to ensure that certain information is kept confidential. Vodacom is obliged to provide directory services and to liaise with other licensees in that regard. Vodacom and its service providers are not entitled to show any undue preference to any person or class of person and Vodacom must develop, publish and enforce guidelines for use by its personnel when handling inquiries and complaints from customers to whom it supplies telecommunications facilities. These guidelines must be included in its contracts with service providers and must be published and available to customers. Vodacom's license prescribes that the guidelines must address the following areas of the provision of customer services:

- procedures for handling customer complaints;
- the time frame for handling customer complaints through such procedures;
- further recourse available to a customer who is dissatisfied with Vodacom's complaint handling procedures;
- procedures adopted by Vodacom to check the accuracy of a customer's telephone account;
- procedures to be adopted by Vodacom to assist customers in disaster situations; and
- availability to customers of quality of service information relating to Vodacom's network services.

Vodacom was also issued a radio frequency spectrum license simultaneously with its mobile cellular telecommunications license permitting it to use two assignments of 10 MHz in the 890.2/935.2 MHz and 900.0/945.0 MHz radio frequency spectrum bands, respectively, for purposes of providing mobile cellular telecommunications services, valid for the duration of Vodacom's mobile telecommunications license of fifteen years. Vodacom was also granted a license, effective July 1, 1995, for the use of an additional two assignments of 1 MHz of GSM900 MHz radio frequency spectrum band under its mobile cellular telecommunications license. Pursuant to the Telecommunications Act, the three mobile cellular licensees were given the right, upon application, to be granted licenses to use 1800 MHz frequency spectrum on payment of fees as determined by the Minister of Communications. Vodacom was awarded a permanent 1800 MHz license on October 29, 2004 comprising two assignments of 10 MHz and a 3G spectrum license on November 30, 2004, comprising two assignments of 15 MHz radio frequency spectrum. The license fee for the 1800 MHz and 3G spectrum license is a R5 million access fee each per annum and

R100,000 per MHz pair. Vodacom has to date been allocated a total of 40 million numbers, including the full 072, 076, 082 and 079 number ranges. ICASA has indicated that in the future the interleaving principle will be used in allocating numbers. This means that each operator will not be granted the full block of numbers in the relevant range, but will share these numbers with other operators.

Vodacom was issued a license to provide value added network services on October 20, 1998. On May 20, 2005, ICASA published new regulations for value added network service providers. This set of regulations repeals the previous set of regulations under which Vodacom had to re-apply for its VANS license on February 27, 2004. In terms of the new regulations, Vodacom is deemed to have applied in accordance with the regulations. On August 26, 2005, ICASA re-issued Vodacom's value added network service license (VLS40/0034). Vodacom is obliged to keep and maintain statistics on complaints made to it by its customers. The statistics must be provided to ICASA at least once every six months and ICASA may, after consultation with Vodacom, publish these statistics.

Ownership restrictions

Pursuant to the ownership regulations issued under the Telecommunications Act, 103 of 1996, which have not been repealed by ICASA Telkom is a public switched telecommunications services licensee operating in a "concentrated market", which is a market where there are fewer than five licensees. Pursuant to these regulations, no person who holds a direct or indirect 5% ownership interest in Telkom, other than the Government of South Africa and passive institutional investors who do not participate in our management, is entitled to hold a 5% or greater ownership interest in any other licensed operator providing the same category of telecommunications services as Telkom in that concentrated market, such as the second national operator. The same prohibition applies in relation to a person holding such an ownership interest in both Vodacom and another mobile cellular telecommunications service licensee. In addition, licensees such as Telkom and Vodacom are required to maintain accurate and detailed records indicating the name, address, telephone number, e-mail address and other contact details of all persons holding a direct or indirect ownership interest of 5% or more in the licensee, the number of shares or other ownership interests owned of record by each such person, the identity of each such person entitled to vote, and must annually file such information with ICASA. ICASA is entitled, at the request of the licensee, to waive the licensee's obligations with respect to maintaining certain of the information where the licensee's issued share capital is listed on the JSE or any other internationally recognized securities exchange and the information is not kept in the ordinary course with respect to such listed issued share capital and is not otherwise required by such exchanges. Under the same regulations, licensees such as Telkom and Vodacom are required to obtain the prior written approval of ICASA, in an application that is signed by the licensee, the transferor and the transferee, for any transfer of a control interest in the licensee. A control interest in a licensee includes a direct or indirect:

• beneficial ownership of more than 25% of the issued share capital of that licensee;
• entitlement to vote a majority of the votes that may be cast at a general meeting of that licensee;
• ability to appoint or veto the appointment of a majority of the directors of that licensee;
• holding company of that licensee; or
• ability to direct or cause the direction of the management and policies of that licensee in a way similar to the foregoing.

The criterion to be used by ICASA in considering the application is whether the licensee will be able to satisfy its obligations under its licenses and comply with the Telecommunications Act, 103 of 1996, and the regulations thereunder after the transfer concerned. Any transfer in violation of these regulations is void.

Other regulatory issues

We are subject to the provisions of the Competition Act, 89 of 1998, which, together with the Electronic Communications Act regulates anti-competitive behavior in the communications industry in South Africa. Under the provision of these two Acts, we may not act anti-competitively or unfairly discriminate against any person. Activities within the communications and broadcasting sectors are regulated primarily by ICASA, but with concurrent jurisdiction of the Competition Commission on competition-related matters. Although the concurrent jurisdiction of ICASA and the Competition Commission in the information communications technology sector is coordinated via a memorandum of agreement between the two bodies, there remain concerns around clear jurisdictional responsibilities on certain issues.

South Africa is a member of the World Trade Organization and is a signatory to the Basic Agreement on Telecommunications. The commitments made by South Africa are embodied in the provisions of the Electronic Communications Act in respect of the liberalization of the South African telecommunications industry.

RICA is a South African law that regulates the authorization for and actual lawful interception of indirect communications. The Act came into effect on September 30, 2005, with the exception of certain sections requiring the collection of customer details and identity verification prior to providing mobile cellular telecommunications services. The compliance date for these sections has not been determined and will come into effect by presidential proclamation. RICA obligates service providers to obtain and store customer details, including names, identity numbers, residential and business or postal addresses and requires verification of customers' details with reference to a certified copy of a customer's identity document and his or her actual identity document. To date Telkom has not been able to complete the implementation of all of these requirements and Vodacom may not be able to implement these requirements within the time period in which it is ultimately required to implement them, which has not yet been determined. Furthermore, the implementation of RICA is expected to have significant cost implications resulting from the paper verification and storage requirements and negatively impact the ability of Telkom and Vodacom to register customers due to its burdensome registration process, which may not be practical and may require the disconnection of customers for whom such information is unavailable. As a result, Telkom's and Vodacom's business operations could be disrupted and their net profit could decline and they may be liable for penalties to the extent they are not able to comply with RICA's requirements.

In addition, commencing in June 2006, all licensees, including Telkom and Vodacom, were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related information, including billing information. Telkom was not able to completely comply with all of the requirements by June 2006 and in consultation with the Office of the Interception Centre and the Department of Communication to adopt a phased approach for compliance. Telkom however anticipates full compliance for all major technologies, including its public digital exchanges and Internet services, in the 2007 calendar year. The directives for the implementation of these requirements for private networks have not yet been finalized. Systems to facilitate subscriber registration have been developed, tested and made available to the relevant customer touch points by Vodacom ahead of the promulgation of the governing legislation. To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.

In certain South African judgments, we have been regarded as an organ of state. In addition, some legislation, notably the South African Promotion of Administrative Justice Act, 3 of 2000, have provisions that identify us as rendering a public service. As a result, some decisions that would otherwise be normal business decisions in other listed companies need to go through a consultative process with the Government before we can make them.

The Broad-Based Black Economic Empowerment Act, No. 53 of 2003, or the B-BBEE Act, aims at establishing a legislative framework for the promotion of black economic empowerment. Among other things, it empowers the Minister of Trade and Industry to issue codes of good practice and to publish sectorial transformation charters for that purpose. The codes of good practice aim to establish a balanced scorecard on empowerment, which deals with equity ownership, management and control of enterprises by black people, and employment, procurement, skills development, enterprise development and other developmental intervention aimed at the empowerment of black people. The Department of Trade and Industry has published finalized codes of good practice, and published others for public comment. Once all the codes are finalized, they will be gazetted in terms of the B-BBEE Act, and will become mandatory on all organs of state, and will affect all enterprises that, directly or indirectly, conduct business with organs of state, in that their empowerment rating in terms of the codes, will determine their ability to conduct such business.

Sectorial transformation charters have a similar purpose to the codes of good practice, but are voluntarily applied by enterprises in a sector, and not mandatory. However, the B-BBEE Act makes provision for transformation charters to be gazetted, under certain circumstances, as a code of good practice, applicable to the enterprises in the relevant sector and those conducting business with them. The process to develop the Information Communication and Technology, or ICT, black economic empowerment charter commenced on September 16, 2003. The ICT Charter seeks to establish a framework for the promotion of transformation in the ICT sector through the establishment of a balanced scorecard on empowerment, which deals with the items addressed in the codes of good practice above. The scoring of the balanced scorecard will ultimately determine the black economic empowerment status of a company intending to engage Government when applying for a license in a regulated economic activity, entering into a public-private partnership, or engaging in any economic activity in South Africa. As such this process is of vital importance to Telkom and Vodacom. Telkom and Vodacom have been actively involved in the development of the BEE Charter for the ICT sector. A final draft of the ICT charter has received Cabinet approval, but will not be published as a voluntary charter and instead will be gazetted as a code. The final set of genetic codes of good practice has been gazetted in February 2007. The process of converting the ICT charter into codes of good practice for the ICT sector is almost complete and proposed ICT codes are expected to be submitted to the Minister of Communications in July 2007 for approval. Before the ICT codes are finally approved they will be gazetted for public comment for a period of two months.

The codes of good practice require business to make use of suppliers complying with the black economic empowerment requirements. If we are not able to meet the minimum requirements of the codes of good practice or the ICT charter, whichever may be applicable, some of our business customers may be required or elect to obtain all or some of their telecommunications services from our competitors who may fulfill such requirements.

The Electronic Communications Act provides that ICASA must specify the percentage of equity ownership to be held in applicants for individual licenses by persons from historically disadvantaged groups. The percentage may not be less than 30% or such higher percentage as may be prescribed by ICASA.

ORGANIZATIONAL STRUCTURE

Our group operational structure is as follows:


Fixed-Line
Mobile
Telkom SA Limited
50.0%
Vodacom Group (Pty) Limited
64.9%
TDS Directory Operations (Pty) Limited
100.0%
Swiftnet (Pty) Limited
100.0%
Africa Online Limited
100.0%
Telkom Media (Proprietary) Limited

On April 19, 2007, Telkom has acquired 75% of Multi-Links Telecommunications Limited, or Multi-Links, in Nigeria, for US$280 million. Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria. Multi-Links will focus on brand awareness and promotional campaigns to increase the revenue of fixed-wireless and mobile customers and will offer easy to understand high value bundles, differentiated on voice quality and service. Broadband internet with ISP services will target high value bundles and high quality IP NGN services are planned to be deployed in Lagos to attract high end corporate users and carrier class wholesale products and services are planned to be introduced by establishing an earth station to provide international connectivity.

Our business consists of two segments:

- a fixed-line segment; and
- a mobile segment.

Our fixed-line segment consists of our fixed-line business, which provides fixed-line access and data communications services through Telkom; directory services through our 64.9% owned TDS Directory Operations subsidiary; wireless data services through our wholly owned Swiftnet subsidiary, and Internet services in Africa through our newly acquired wholly owned Africa Online subsidiary. Our mobile segment consists of our 50% interest in Vodacom, our joint venture.

PROPERTY, PLANT AND EQUIPMENT

Fixed-line

Our principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria 0002, Republic of South Africa and comprised approximately 27,000 square meters of office space as of March 31, 2007. In addition, our information technology center comprised approximately 22,000 square meters and our network operations center comprised approximately 24,000 square meters as of March 31, 2007. Our executive offices are leased from the Telkom Retirement Fund under a lease agreement which will expire on January 31, 2019. The total area of all our properties as of March 31, 2007 comprised approximately 2.5 million square meters consisting of approximately 1.5 million square meters of owned, approximately 603,000 square meters of leased and approximately 403,000 square meters of other type properties. As of March 31, 2007, we leased approximately 171,000 square meters of office space pursuant to lease agreements. Except as stated to the contrary below, our leases expire at various times ranging from one month to five years.

Our properties primarily consisted of 2,459 electronic telephone exchanges, 49 microwave transmission towers, three satellite stations, 136 customer service branches, including Telkom Direct shops, 263 customer service centers, three information technology centers and one network management center as of March 31, 2007.

Details of the principal immovable property leased and owned by our fixed-line business as of March 31, 2007 are as follows:

Type of property	Leased or owned	Lessor	Lessee	Location	Current monthly rental	Expiration date
Head office	Leased	Telkom Retirement Fund	Telkom	152 Proes Street, Pretoria, South Africa	R5,501,506	Jan 31, 2019
Office	Leased	Bridgeport/Lanor Joint Venture	Telkom	195 Nelson Mandela Drive, Bloemfontein, South Africa	R843,587	Jun 30, 2009
Information technology center	Leased	Telkom Retirement Fund	Telkom	21 Teddington Street, Tygerberg, Bellville, South Africa	R1,185,329	Jan 31, 2019
Equipment related Retirement Fund	Leased	Telkom	Telkom	178 Vermeulen Street, Pretoria, South Africa	R476,916	Jan 31, 2019
Network operations Center	Owned	n/a	n/a	55 Oak Avenue, Highveld, Centurion, South Africa	n/a	n/a
Information Technology, Technopark	Owned	n/a	n/a	91 Oak Avenue Highveld, Centurion, South Africa	n/a	n/a
National Business Solutions Center	Owned	n/a	n/a	61 Oak Avenue, Highveld, Centurion, South Africa	n/a	n/a
Hillbrow Microwave Tower	Owned	n/a	n/a	Claim Street, Hillbrow, Johannesburg, South Africa	n/a	n/a
Pretoria Microwave Tower	Owned	n/a	n/a	Devenish Street, Groenkloof, Pretoria, South Africa	n/a	n/a
Hartebeesthoek satellite station	Owned	n/a	n/a	Old Krugersdrop Road, On The Farm Hartebeesthoek, South Africa	n/a	n/a
Electronic telephone exchange	Owned	n/a	n/a	Sivewright Street, New Doornfontein, Johannesburg, South Africa	n/a	n/a

Our leased and owned property facilities are managed pursuant to a management agreement with TFMC, a company incorporated in South Africa, of Meersig Building, 48 West Avenue, Centurion. The consideration paid to TFMC for management services in the year ended March 31, 2007 was R161 million. The management agreement terminates on March 31, 2011.

Mobile

Vodacom's principal executive offices are located at Vodacom Corporate Park, 082 Vodacom Boulevard, Vodavalley, Midrand, 1685, Republic of South Africa. Vodacom's South African properties primarily consisted of 6,865 base transceiver stations, 325 base station controllers, 45 mobile switching centers, including VLRs and gateways, a network management center and customer service centers as of March 31, 2007. The number of mobile switching centers have decreased due to the implementation of new equipment with increased capacity per unit when compared to the replaced equipment. The total area of all of Vodacom's properties, excluding its network and retail outlets, was approximately 206,705 square meters as of March 31, 2007, consisting of approximately 173,446 square meters of owned properties and approximately 33,259 square meters of leased properties. Vodacom's leases expire at various times on terms up to 15 years.

Vodacom leases transmission lines from Telkom under a lease agreement for the provision of its backbone infrastructure.

Item 5.   Operating and financial review and prospects

OPERATING RESULTS

You should read the following discussion together with the consolidated financial statements of the Telkom Group and Vodacom and the notes thereto included elsewhere in this annual report. The Telkom Group and Vodacom have prepared their consolidated financial statements in accordance with IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the Telkom Group and Vodacom and a reconciliation to US GAAP of net income and shareholders' equity, see note 46 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years in the period ended March 31, 2007 and note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years in the period ended March 31, 2007.

Change in accounting policy

The Telkom Group's consolidated financial information discussed below reflects the following changes to the basis of preparation:

- the adoption of revised IAS21 and IAS39 and the adoption of new IFRIC4, which are applicable for financial years beginning on or after January 1, 2006; and

- the adoption of new IFRIC7, which is applicable for financial periods beginning on or after March 1, 2006.

For a more detailed description of these items, please see note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.

The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the change in accounting policy that ended prior to the year ended March 31, 2007. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors' reports and related financial information contained in such reports should no longer be relied upon.

Overview of our business

We are the largest provider of public switched telecommunications services in South Africa, providing fixed-line voice and data services. In addition, we participate in the South African mobile communications market through our 50% interest in Vodacom, the largest mobile communications network operator in South Africa based on total estimated customers. We also provide directory services, wireless data services and other internet services through our subsidiaries, TDS Directory Operations (Pty) Limited, Swiftnet (Pty) Limited and newly acquired Africa Online, respectively.

We offer business, residential and payphone customers a wide range of services and products, including:

- *fixed-line voice services*, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice over internet protocol services, subscription based value added voice services and customer premises equipment rentals and sales;

- *fixed-line data services*, including domestic and international data transmission services, such as point to point leased lines, ADSL services and packet based services, managed data networking services, and internet access and related information technology services;

- *directory, wireless data and other internet services outside South Africa* through our TDS Directory Operations, Swiftnet and newly acquired Africa Online subsidiaries, respectively; and
- *mobile communications services*, including voice services, data services and value added services and handset sales through Vodacom.

Acceleration of our fixed-line strategic focus

Our vision is to be a leading customer and employee centered ICT solutions service provider. We are focused on balancing the needs of all stakeholders while seeking long term sustainable and profitable growth. Our commitment to the socio-economic transformation of South Africa underpins this strategy.

In seeking to sustain the creation of value in response to developments in our dynamic market environment, we are continuing to focus on customers and employees, while continuing to balance the needs of all stakeholders.

We intend to focus on the following primary imperatives to support growth:

- Enhancing customer satisfaction through customer centricity;
- Retaining revenue and generating long term growth, including expansion in Africa;
- Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management;
- Engaging Telkom's employees to maintain our competitive advantage;
- Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders; and
- Capitalizing on the growing mobile communications market in South Africa and other African markets through Vodacom.

Principal factors that affect our results of operations

Liberalization of the South African telecommunications market and increasing competition

Telkom is currently the only provider of residential public switched telecommunications services in South Africa. Neotel, which was granted an additional license to provide public switched telecommunications services in South Africa on December 9, 2005 and was commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel is 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. Neotel has indicated that it will begin providing services to residential customers in the 2007 calendar year. The Government has created an infrastructure company, Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network. A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%, commenced in 2005 and is continuing. These are referred to as underserviced areas licensees, or USALs. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in the 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.

Telkom currently competes for telephone customers with the three existing mobile operators, Vodacom, our 50% owned joint venture, MTN and Cell C. MTN is a public company listed on the JSE

Limited and Cell C announced in June 2006 that it entered into a joint venture with Virgin Mobile, which we expect will increase competition. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service. ICASA has begun a review process of mobile termination rates aimed at reducing high mobile interconnect charges. It is expected that this process will have a reducing effect on our mobile interconnection revenue towards the end of the 2007 calendar year.

We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of Communications in September 2004 and the Electronic Communications Act, which came into effect on July 19, 2006. We expect that the new licensing framework included in the Electronic Communications Act will result in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business.

VANS providers such as Internet Solutions are our main competitors in the data market. They provide competitive internet protocol virtual private networks and internet service provider services to the business segment. Consumer orientated internet service providers such as MWeb are our main competitors in the consumer Internet market.

In addition, our data services have faced increased competition from iBurst, a competitor to Telkom in the wireless area that offers competing broadband services, and, to a lesser extent, Sentech, which owns and operates satellite transmission systems, a packaged, always-on, bi-directional broadband service via satellite and a wireless high-speed internet service offering. Similarly, the mobile operators' 3G, HSDPA and EDGE networks also enable customers to browse the internet via mobile broadband services, which provide increased competition for our data services. The mobile data providers have reduced prices significantly creating price competition in our data markets.

As competition intensifies, the main challenges our fixed-line voice business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline. Increased future competition may also result in a reduction in Vodacom's overall average tariffs, loss of market share and an increase in its customer acquisition and retention costs. At the same time, we expect competition to stimulate overall market demand for communications services. See Item 3. "Key Information – Risk Factors – Risks Related to our Business – Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline and our churn rates to increase" and Item 4. "Information on the Company – Regulation and License Requirements".

South African fixed-line communications market

While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it also suffers from high levels of unemployment and income disparity. With respect to the economically disadvantaged communities of the population, communications providers must compete with other basic necessities for customers' limited resources. In a number of areas of the country and for particular communities, mobile services are the preferred alternative to fixed-line services, primarily due to mobility. Although the fixed-line penetration rate in South Africa was only 9.8% and 10.0% as of March 31, 2007 and March 31, 2006, respectively, due to the diverse rural geography and demographic factors in South Africa, we do not expect South Africa's fixed-line penetration rates to increase in the near term. In the 2007 and 2006 financial years, our total fixed access lines decreased primarily due to a decrease in the number of residential PSTN lines, partially offset by an increase in ISDN channels and business postpaid PSTN lines. Residential postpaid PSTN lines were adversely impacted by customer migration to mobile and higher bandwidth products such as ADSL and lower connections, while the decrease in prepaid PSTN lines was primarily as a result of customer migration to mobile services and our residential postpaid PSTN services. Similarly, traffic declined in both the 2007 and 2006 financial years, being adversely affected by the increasing substitution of calls placed using mobile services rather than our fixed-line services and dial up internet traffic being substituted by our ADSL service, as well as the decrease in the number of residential PSTN lines and increased competition in our payphone business. During the same period, ISDN channels and ADSL services have increased, driven by increased demand for higher bandwidth and functionality. In light of these market conditions, we will seek to maintain existing customers in the face of increasing competition and increase sales of data products while utilizing existing capacity, largely through increased sales of our bundled products.

South African mobile communications market

South Africa has experienced significant growth in the number of mobile users since GSM mobile services were launched in the country in 1994. The penetration rate for mobile users increased from an estimated 2.4% at March 31, 1997 to an estimated 84% at March 31, 2007. As a result, Vodacom's South African revenue increased 24.1% and 19.1% in the 2006 and 2007 financial years, respectively. While we believe the mobile penetration rate will continue to increase, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past. Consequently, Vodacom is placing increased focus on customer retention and maintaining its market leadership by providing innovative value added services and data products and superior customer service as well as seeking new associate business opportunities in South Africa and gearing up to provide total converged solutions to corporates. Vodacom's previous focus of customer acquisition and selective growth in other African countries still remain focus areas. In furtherance of this strategy, in the 2005 financial year, Vodacom signed an alliance with its shareholder, Vodafone, which gives Vodacom access to Vodafone's branded products and services, global research and development and access to Vodafone's marketing and buying powers. In addition, Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom also launched Vodafone Mobile Connect Cards, 3G/GPRS/HSDPA datacards providing fast, secure access to corporate networks from computers, Vodafone live!, with global and local content, picture and video messaging and downloads, Mobile TV and BlackBerry®. In addition, Vodacom recently launched 3G with HSDPA, giving its customers access to global high speed broadband communications.

A large part of the growth in mobile services was due to the success of prepaid services. Approximately 86.5% of Vodacom's South African mobile customers were prepaid customers at March 31, 2007 and 93.2% of all gross connections were prepaid customers in the 2007 financial year. During the 2007 financial year the growth in contract customers in South Africa exceeded the growth in prepaid customers as a result of the migration of the South African middle class from prepaid to contract services. The increasing number of prepaid users, who tend to have lower average usage, together with the lower overall usage as the lower end of the market continues to be penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R125 per month in the 2007 financial year from R139 per month in the 2006 financial year and R163 per month in the 2005 financial year. South African contract ARPU decreased to R517 per month in the 2007 financial year from R572 per month in the 2006 financial year and R624 per month in the 2005 financial year. South African prepaid ARPU decreased to R63 per month

133

in the 2007 financial year from R69 per month in the 2006 financial year and R78 per month in the 2005 financial year. In the 2007 and 2006 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in Vodacom's hybrid contract product, Family Top Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts.

Tariffs

We made significant progress in rebalancing our fixed-line tariffs. Telkom's tariff rebalancing program was historically aimed at better aligning its fixed-line traffic charges with underlying costs and international norms. As a result of its efforts, the ratio of tariffs for long distance calls to all destinations over 50 km compared to tariffs for local calls declined from 13.2:1 as of March 31, 1997 to 2.7:1 as of March 31, 2002. Telkom expects that its tariff rebalancing will focus more on the relationship between the actual costs and tariffs of subscriptions and connections and traffic in order to more accurately reflect underlying costs and in response to increased competition.

Regulations made under the Telecommunications Act, which remain in effect, impose a price cap on a basket of Telkom's services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mb/s of capacity and the rental and installation of business exchange lines. Approximately 80% of Telkom's operating revenue in the year ended March 31, 2005 was included in this basket, compared to approximately 66% of Telkom's operating revenue in the year ended March 31, 2006 and approximately 64% of Telkom's operating revenue in the year ended March 31, 2007. The reason for the decrease in the 2006 financial year was due to a change in methodology of the amount included in the basket for purposes of our filing with ICASA in the 2006 financial year to exclude the mobile termination fees for fixed-to-mobile calls. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from ICASA. Draft regulations on the pricing and provision of ADSL services were published by ICASA, which would, among other things, have prohibited Telkom from charging a monthly rental for providing ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any limitations on the pricing of these services, but did impose quality of service obligations on Telkom for these services as related to, among other things:

- services to be provided within 30 days from application;
- the provision of encapped local bandwidth;
- the guarantees of minimum speeds;
- the prohibition of post prioritization; and
- the prohibition of periodic resets.

Telkom is currently not in full compliance with these requirements and has informed ICASA accordingly.

ICASA approved a 0.2% increase in the overall tariffs for the services in the basket effective January 1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006. On June 13, 2007, Telkom filed with ICASA proposed average price reductions on its regulated basket of products and services of 1.2%, effective August 1, 2007. As a result, if approved by ICASA the following price changes will be effective August 1, 2007:

- ADSL rental   18.2% average decrease
- Local call charges – Standard time   No change
- Local call charges – Callmore time   4.1% average increase
- Long distance call charges   10% decrease
- International call charges   9.0% average decrease
- Data products   11.9% average decrease
- Subscription: analog line rental   12.0% increase
- ISDN rental   12.0% increase
- Worldcall local   15.0% decrease
- Worldcall long distance   41.3% decrease

See Item 3. "Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters – Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it" and Item 4. "Information on the Company – Business Overview – Fixed-line Communications – Fees and Tariffs – Tariff Rebalancing" and Item 4. "Information on the Company – Regulation and License Requirements".

Vodacom's and Telkom's increasing interconnection payments

Vodacom and Telkom have experienced a significant change in the traffic mix as mobile customers have increased relative to fixed-line customers. This resulted in an increasing percentage of calls from Vodacom's network terminating on other mobile networks rather than our fixed-line network. Vodacom's interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network. As a result, Vodacom's South African net interconnect revenue has been declining in recent years. Similarly, Telkom has incurred increased payments to other operators as a result of the growth in interconnection traffic for fixed-line calls terminating on mobile networks. If mobile customers continue to increase and there is little or no growth in fixed-line customers, this trend could continue and Vodacom's and Telkom's margins and net profit could decline.

Acquisition of Africa Online

On February 23, 2007, Telkom acquired 100% of the issued share capital of Africa Online from African Lakes Corporation for a total cost of R150 million. Africa Online is an internet service provider active in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. Africa Online's strategy will focus on brand development, creation and development of customer channels, improvement of network systems, human resources development and an expansion drive targeting other African countries.

Vodacom's acquisitions

Service provider acquisitions

In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Services Provider Company. On March 1, 2004, Vodacom purchased 51% of Smartphone SP (Proprietary) Limited, or Smartphone, acquiring an additional 2.5 million prepaid customers. On April 16, 2004, Smartphone purchased an 85.75% equity stake in Smartcom (Proprietary) Limited, or Smartcom, for R77.2 million, acquiring an additional 40,000 contract customers. On August 30, 2006, Vodacom purchased an additional 19% shareholding in Smartphone for R333.9 million, with goodwill amounting to R313.2 million, increasing its shareholding from 51% to 70%, while Smartphone purchased an additional 2.25% shareholding in Smartcom for R9.1 million on September 13, 2006, increasing its shareholding from 85.75% to 88% with goodwill amounting to R8.2 million.

Vodacom acquired an initial 51% stake in Cointel for approximately R84.3 million on August 1, 2005. Vodacom acquired an additional 49% in Cointel on October 4, 2006 for R147.0 million to increase its shareholding to 100%. The net goodwill arising on this acquisition amounted to R90.9 million. Cointel's core business is providing value added and m-commerce services to the telecommunications industry. Vodacom subsequently sold its entire shareholding in Cointel to Smartphone resulting in the realization of R38.0 million of goodwill created by the original purchase.

Vodacom acquired the cellular business of Africell Cellular Services (Pty) Limited, or Africell, an exclusive Vodacom dealer in South Africa for R80 million, effective October 1, 2006. The net goodwill arising on this business combination amounted to R43.7 million.

As of March 31, 2007, 84.2% of Vodacom's contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by Vodacom.

Wireless Business Solutions

Vodacom acquired a 10% shareholding in WBS Holdings (Proprietary) Limited, or WBSH, also known as iBurst, for R80.8 million, including capitalized costs, effective January 31, 2007. iBurst supplies customers with continued high speed connectivity through broadband internet and email services. On the same date WBSH also granted Vodacom a call option to subscribe to such number of additional shares as will result in Vodacom beneficially owning 25.5% of the total issued ordinary capital of WBSH after the exercise of the option. This call option can be exercised by Vodacom at any time until September 14, 2007, provided that certain conditions are satisfied on the date of exercise. Competition Commission and ICASA approval is also required before the call option can be exercised.

On March 30, 2007 Vodacom entered into an infrastructure agreement with Wireless Business Solutions (Proprietary) Limited, or WBS, whereby WBS appointed Vodacom to design and construct a WiMAX network for use by WBS.

Vodacom's acquisitions and dispositions outside of South Africa

Vodacom Congo acquired the internet service provider business of InterConnect s.p.r.l in the Democratic Republic of the Congo for R21.2 million including capitalized costs, effective November 1, 2006. The net goodwill arising from this business combination amounted to R12.6 million.

National Porting Company (Proprietary) Limited

Effective September 20, 2006, Vodacom, MTN and Cell C each acquired a 33.3% stake in National Porting Company (Proprietary) Limited, which was formed to provide the services necessary for the three mobile operators to offer mobile number portability as required by ICASA pursuant to the Telecommunications Act. Each mobile operator acquired 100 shares of National Porting Company for R1 each, and made a shareholder loan to National Porting Company of R6 million. Mobile number portability was officially launched on November 11, 2006.

Vodacom Ventures (Proprietary) Limited

Vodacom Ventures (Proprietary) Limited was formed for the purpose of generating innovative telecommunications products and services for Vodacom by investing in companies. In the 2007 financial year, Vodacom Ventures purchased a 10% equity stake in G-Mobile Holdings Limited, a Wi-Fi corporation, and a 26% equity stake in Gogga Tracking Solutions (Proprietary) Limited, a company which services the lower end of the contract market. Vodacom Ventures has an irrevocable call option to subscribe for such number of further shares of G-Mobile Holdings as will result in Vodacom Ventures holding and beneficially owning, in aggregate together with its initial stake, 26% of the total issued share capital of G-Mobile Holding Limited after the exercise of the option. Vodacom Ventures also has a call option to purchase such number of shares in Gogga Tracking

Solutions totaling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which certain performance conditions are satisfied. If this option is exercised Vodacom will hold 49% of the issued share capital of Gogga Tracking Solutions (Proprietary) Limited.

Volatility of the Rand

The value of the Rand as measured against the US Dollar has historically fluctuated significantly. The value of the Rand as measured against the Dollar has increased from R11.38 per $1.00 as of March 31, 2002 to R6.15 per $1.00 as of March 31, 2006. The value of the Rand as measured against the Dollar was R7.29 per $1.00 as of March 31, 2007. Telkom's policy is to hedge its foreign denominated debt and operating and capital expenditures. Vodacom's policy is to hedge its foreign denominated commitments for operating and capital expenditures for its South African operations. Currency exchange hedges are not always available in other African countries or are not available on commercially acceptable terms. Decreases in the value of the Rand as measured against other currencies could increase the future cost in Rand terms of future foreign denominated debt, future foreign denominated financing costs and future foreign denominated operating and capital expenditures. Fair value adjustments on financial instruments are recorded in the Telkom Group's consolidated financial statements in the period they occur pursuant to IAS39 – Recognition and Measurement of Financial Instruments. The effect of the application of this standard increased our consolidated profit before tax by R202 million in the 2007 financial year and R123 million in the 2006 financial year, and decreased our consolidated profit before tax by R8 million in the 2005 financial year. Future exchange rate and financial market volatility may continue to materially impact our future results due to the large volume of foreign exchange contracts entered into by us to cover our foreign currency denominated debt, financing and operating costs and capital expenditures.

Theft, vandalism, network fraud, payphone fraud and non-licensed operators

We have historically experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair time on our network and the downtime associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. Theft of cable increased significantly in the 2007 financial year due to the increase in the price of copper. We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa. If we are unable to continue to minimize theft, vandalism, network fraud and payphone fraud, or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.

Capital expenditures

Historically, our fixed-line capital expenditures were aimed primarily at modernizing our network and rolling out lines in order to comply with our license obligations and prepare for competition. As we seek to implement our current strategy in the face of a significantly more competitive environment due to the entry of Neotel and the further liberalization of the South African communications market as a result of the enactment of the Electronic Communications Act, we have shifted our capital expenditure focus as we seek to evolve our fixed-line network to an internet protocol-based next generation network. As a result, we expect that our fixed-line capital expenditures in the 2008 financial year will be spent primarily in the following areas:

• Maintaining current service levels and growth, including:
• the creation of new infrastructure to accommodate existing and new customers;
• focusing on intelligent villages, gated communities and security complexes;
• increasing our international network capacity;
• supporting the growing leased business system market; and

- supporting our business solution and e-business product growth.

- Improvements to current networks, including to:
  - upgrade and rehabilitate our fixed-line network;
  - prevent theft and fraud; and
  - evolve our fixed-line network for bandwidth flexibility.

- Enhancing customer centricity, including:
  - reducing the current network utilization in order to maintain spare capacity; and
  - pre-provision infrastructure to satisfy customer expectations.

- Next generation network, including:
  - offering new products and services, based on broadband;
  - migrating to a network with reduced network infrastructure;
  - retaining revenues for products, services and features delivered on our current network;
  - optimizing the use of resources invested in both legacy and new technologies; and
  - migrating to next generation operating support systems.

- Regulatory and legal to comply with regulatory obligations related to:
  - lawful interception and carrier pre-selection; and
  - number portability and statutory compliance.

Our consolidated capital expenditures in property, plant and equipment for the 2008 financial year is budgeted to be approximately R11.2 billion, of which approximately R7.0 billion is budgeted to be spent in our fixed-line segment and approximately R4.2 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom's budgeted capital expenditure of approximately R8.4 billion. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See "Liquidity and Capital Resources – Capital Expenditures".

Employee related expenses

Employee related expenses are a significant component of our total fixed-line operating expenses. Fixed-line employee expenses increased 12.3% from R6.5 billion in the 2006 financial year to R7.3 billion in the 2007 financial year primarily due to increased salaries and wages and related benefits as a result of annual average salary increases of 7.0%, a 1.1% increase in the number of employees in our fixed-line business, excluding subsidiaries, and increased payments to part time staff and contractors to meet customer centricity objectives and the deployment of next generation network objectives. The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006 and increased by 289 positions in the year ended March 31, 2007. At March 31, 2007, we had 25,864 Telkom employees. We spent R24 million, R88 million and R961 million in the years ended March 31, 2007, 2006 and 2005, respectively, on a workforce reduction program. In October 2002, Telkom and its recognized trade unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for Telkom employees. Telkom had placed a moratorium on employee reductions until March 31, 2007. We will evaluate future workforce reductions based on business and operational requirements, however, we currently expect that the number of employees may increase in the future, which may result in increased employee expenses. During the 2007 financial year, Telkom entered into a three-year long-term agreement on wages and benefits with the recognized unions.

Results of operations

Our operating structure comprises two segments, fixed-line and mobile. Our fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, TDS Directory Operations; wireless data services through our wholly-owned subsidiary, Swiftnet; and internet services outside South Africa through our newly acquired Africa Online subsidiary. Our mobile segment consists of our 50% interest in Vodacom.

We proportionately consolidate Vodacom's results into the Telkom Group's consolidated financial statements. This means that we include 50% of Vodacom's results in each of the line items in the Telkom Group's consolidated financial statements and in the period-to-period discussion below. We fully consolidate our TDS Directory Operations, Swiftnet and Africa Online subsidiaries in the Telkom Group's consolidated financial statements.

Year ended March 31, 2007 compared to year ended March 31, 2006 and year ended March 31, 2005

Consolidated results

The following table shows information related to our operating revenue, operating expenses, operating profit, profit for the year, profit margin, EBITDA and EBITDA margin for the periods indicated.

Telkom Group's segmental results

| | Year ended March 31, | | | | | | | |
| | 2005 | | 2006 | | 2007 | | 2006/2005 | 2007/2006 |
	ZAR	%	ZAR	%	ZAR	%	% change	% change
	(in millions, except percentages)							
Operating revenue	43,160	100.0	47,625	100.00	51,619	100.0	10.3	8.4
Fixed-line	31,457	72.9	32,749	68.8	33,295	64.5	4.1	1.7
Mobile	13,657	31.6	17,021	35.7	20,573	39.9	24.6	20.9
Intercompany eliminations	(1,954)	(4.5)	(2,145)	(4.5)	(2,249)	(4.4)	9.8	4.8
Other income[1]	280	100.0	480	100.0	384	100.0	71.4	(20.0)
Fixed-line	255	91.1	430	89.6	342	89.1	68.6	(20.5)
Mobile	34	12.1	50	10.4	42	10.9	47.1	(16.0)
Intercompany eliminations	(9)	(3.2)	–	–	–	–	–	–
Operating expenses	32,179	100.0	33,428	100.0	37,533	100.0	3.9	12.3
Fixed-line	23,691	73.6	22,937	68.6	24,597	65.5	(3.2)	7.2
Mobile	10,451	32.5	12,636	37.8	15,185	40.5	20.9	20.2
Intercompany eliminations	(1,963)	(6.1)	(2,145)	(6.4)	(2,249)	(6.0)	9.3	4.8
Operating profit[2]	11,261	100.0	14,677	100.0	14,470	100.0	30.3	(1.4)
Fixed-line	8,021	71.2	10,242	69.8	9,040	62.5	27.7	(11.7)
Mobile	3,240	28.8	4,435	30.2	5,430	37.5	36.9	22.4
Operating profit margin (%)	26.1		30.8		28.0		18.0	(9.1)
Fixed-line	25.5		31.3		27.2		22.7	(13.1)
Mobile	23.7		26.1		26.4		10.1	1.1
Profit for the year attributable to equity holders of Telkom	6,752	100.0	9,189	100.0	8,646	100.0	36.0	(5.9)
Profit margin (%)	15.6		19.3		16.7		23.7	(13.5)
EBITDA[2][3]	17,549	100.0	20,553	100.0	19,785	100.0	17.1	(3.7)
Fixed-line	12,753	72.7	14,646	71.3	12,663	64.0	14.8	(13.5)
Mobile	4,796	27.3	5,907	28.7	7,122	36.0	23.2	20.6
EBITDA margin (%)	40.7		43.2		38.3		6.1	(11.3)

---

(1) Other income includes profit on disposal of investments, property, plant and equipment and intangible assets.

(2) Total operating profit and EBITDA and mobile operating profit and EBITDA include our 50% share of Vodacom's impairment of R268 million in respect of assets in Mozambique in the 2005 financial year, a reversal of Vodacom's impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique and an impairment loss of R23 million in the 2007 financial year in respect of the assets in Mozambique due to a decrease in the fair value of the assets.

(3) Total EBITDA and mobile EBITDA represent profit for the year, which includes profit on sale of investments before taxation, finance charges, investment income and depreciation, amortization, impairments and Telkom's write-offs. See footnote 8 in Item 3. "Key Information – Selected Historical Consolidated Financial and Other Data of the Telkom Group" and footnote 5 in Item 3. "Key Information – Selected Historical Consolidated Financial and Other Data of Vodacom Group" for a reconciliation of EBITDA of the Telkom Group and Vodacom, respectively, to net profit. Fixed-line EBITDA represents operating profit before depreciation, amortization, impairments and write-offs. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. In addition, the calculation of EBITDA for the maintenance of our covenants contained in our TL20 bond is based on accounting policies in use, consistently applied, at the time the indebtedness was incurred. As a result, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the above table.

EBITDA can be reconciled to operating profit as follows:

	Year ended March 31,		
	2005	2006	2007
	ZAR	ZAR	ZAR
	(in millions)		
Fixed-line			
EBITDA	12,753	14,646	12,663
Depreciation, amortization, impairments and write-offs	(4,732)	(4,404)	(3,623)
Operating profit	8,021	10,242	9,040
Mobile			
EBITDA	4,796	5,907	7,122
Depreciation, amortization and impairments	(1,556)	(1,472)	(1,692)
Operating profit	3,240	4,435	5,430

Operating revenue

Operating revenue increased in the years ended March 31, 2007 and 2006 due to increased operating revenue in both our mobile and fixed-line segments. Vodacom's operating revenue increased in the 2007 financial year primarily due to increased data, interconnection and equipment sales revenue as a result of strong customer growth. Vodacom's operating revenue increased in the 2006 financial year primarily due to strong customer growth and a continued improvement in market share as well as increased data revenues and equipment sales. The increase in fixed-line operating revenue in the 2007 financial year was primarily due to continued growth in data revenue and higher subscriptions and connections revenue partially offset by lower average traffic tariffs, lower local and long distance traffic and lower interconnection revenue. The increase in fixed-line operating revenue in the 2006 financial year was primarily due to continued growth in data revenue, higher subscriptions and connections revenue, higher fixed-to-mobile traffic revenue and higher interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic. Fixed-line operating revenue accounted for 64.5%, 68.8% and 72.9% of our consolidated operating revenue before intercompany eliminations in the years ended March 31, 2007, 2006 and 2005, respectively.

Other income

Other income includes profit on the disposal of investments, property, plant and equipment and intangible assets. The decrease in fixed-line other income in the 2007 financial year was primarily due to lower sales of assets and properties as well as a decrease in profit on disposal of investments, which resulted from the reclassification of assets held by the Cell captive to an annuity policy that qualifies as a plan asset. The profits and losses that would have previously been included in other income are now treated as movements in the plan assets funding the post retirement medical aid obligation. The increase in fixed-line other income in the 2006 financial year was primarily due to the realization of profits on the sale of investments held by our consolidated special purpose entity used to fund post retirement medical benefit obligations.

Operating expenses

Operating expenses increased in the year ended March 31, 2007 as a result of increased operating expenses in both our mobile and fixed-line segments. Operating expenses increased in the year ended March 31, 2006 as a result of increased operating expenses in our mobile segment, partially offset by decreased operating expenses in our fixed-line segment. The increase in mobile operating expenses in the 2007 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom's South African and other African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairment, higher employee costs as a result of increased headcount, average 7.5% annual salary increases, an increase in the provision for bonus schemes and an increase in the provision for long term incentives for executives and increased operating leases. The increase in mobile operating expenses in the 2006 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom's South African and African operations and increased competition and as a result of increased cost of equipment for increased handset sales and maintenance of the GSM infrastructure and billing systems, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount, average 6% annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits, increased operating leases and increased services rendered, partially offset by decreased depreciation, amortization and impairments.

The increase in fixed-line operating expenses in the 2007 financial year was primarily attributable to increased selling, general and administrative expenses, employee expenses, payments to other operators, and services rendered, partially offset by lower depreciation, amortization, impairments and write-offs as a result of an increase in the useful lives of certain assets. Selling, general and administrative expenses increased primarily as a result of the provision raised for possible liabilities in the Telcordia dispute, higher materials and maintenance expenses, increased marketing and sponsorships, and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses, partially offset by a provision for VAT that was reversed due to a revenue ruling from SARS. Employee expenses increased due to higher salaries and wages as a result of average annual salary increases of 7.0% and related benefits, an increase in the number of employees and increased payments to part time employees and contractors. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and higher payments to international network operators as a result of higher international outgoing volumes and a weaker exchange rate. Services rendered increase in the year ended March 31, 2007 primarily due to increased payments to consultants to explore local and international investment opportunities, customer centricity and higher security and property management costs at TFMC. The decrease in fixed-line operating expenses in the 2006 financial year was primarily attributable to lower employee expenses and reduced depreciation, amortization, impairments and write-offs, partially offset by higher payments to other network operators, services rendered, selling, general and administrative expenses and operating leases. Employee expenses decreased primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits. Depreciation, amortization, impairments and write-offs decreased primarily as a result of an increase in the useful lives of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and increased international outgoing traffic arising from our reduced tariffs. Services rendered increased primarily due to increased property management expenses at TFMC and increased payments to consultants, partially offset by the non-recurrence of fees paid to Thintana

Communications. Selling, general and administrative expenses increased primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts. Operating leases increased primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet.

Operating profit

Operating profit decreased in the 2007 financial year due to decreased fixed-line operating profit as a result of higher operating expenditure, partially offset by increased mobile operating profit. Operating profit increased in the 2006 financial year due to increased fixed-line operating profit as a result of higher revenue and a decline in operating expenses and increased mobile operating profit primarily as a result of increased mobile operating revenue due to customer growth, partially offset by increased operating expenses. As a result, the fixed-line operating profit margin increased from 25.5% in the 2005 financial year to 31.3% in the 2006 financial year and decreased to 27.2% in the 2007 financial year and the mobile operating profit margin increased from 23.7% in the 2005 financial year to 26.1% in the 2006 financial year and 26.4% in the 2007 financial year.

Investment income

Investment income consists of interest received on short term investments and bank accounts and income received from our investments. Investment income decreased 40.8% to R235 million in the 2007 financial year and increased 13.4% to R397 million in the 2006 financial year from R350 million in the 2005 financial year. The decrease in the 2007 financial year was primarily due to lower interest received as a result of lower cash balances available for short term investments and increased taxation payments.

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortized discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses.

The following table sets forth information related to our finance charges for the periods indicated.

Finance charges

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Interest expense	**1,686**	**1,346**	**1,327**	**(20.2)**	**(1.4)**
Local loans	1,515	1,506	1,488	(0.6)	(1.2)
Foreign loans	281	9	-	(96.8)	-
Finance charges capitalized	(110)	(169)	(161)	(53.6)	(4.7)
Net fair value and exchange (gains) losses on financial Instruments	**8**	**(123)**	**(202)**	**n/a**	**(64.2)**
Fair value (gains) on derivative instruments	(103)	(170)	(448)	(65.0)	163.5
Foreign exchange losses	111	47	246	(57.7)	423.4
Total finance charges	**1,694**	**1,223**	**1,125**	**(27.8)**	**(8.0)**

During the year ended March 31, 2007, finance charges decreased due to a slightly reduced interest expense resulting from lower interest bearing debt levels, and an increase in the net fair value and exchange gains due to currency movements and fair value adjustments of our consolidated special purpose entity used to fund Telkom's post retirement medical benefit obligation. Finance charges decreased in the year ended March 31, 2006 due to reduced interest expense as a result of lower interest bearing debt levels. In the 2006 financial year, the foreign exchange and fair value gain was R123 million primarily due to currency movements and unrealized gains relating to investments by our consolidated special purpose entity used to fund post retirement medical benefit obligations.

Taxation

Our consolidated tax expense increased 4.6% to R4,731 million in the year ended March 31, 2007 and 46.8% to R4,523 million in the year ended March 31, 2006 from R3,082 million in the year ended March 31, 2005. The increase in the 2007 financial year was mainly due to the higher capital gains tax liability created and higher non-deductible expenses in Telkom company and Vodacom. The increase in the 2006 financial year was primarily due to the increase in our pre-tax income.

The following table sets forth information related to our effective tax rate for the Telkom Group, Telkom Company and Vodacom for the periods indicated:

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
	(percentages)				
Effective tax rate					
Telkom Group	31.1	32.7	34.9	5.1	6.7
Telkom Company	20.6	25.0	24.3	21.4	(2.8)
Vodacom	40.2	37.5	36.9	(6.7)	(1.6)

The increase in the Telkom Group effective tax rate in the 2007 financial year was mainly due to higher capital gains tax and higher non-deductible expenses in Telkom company and Vodacom.

The lower effective tax rate for Telkom Company in the year ended March 31, 2007 was primarily due to higher exempt income resulting mainly from dividends received primarily from Vodacom partially offset by higher non-deductible expenses relating to the Telcordia dispute. The increase in the effective tax rate for the Telkom Group and Telkom company in the 2006 financial year was mainly due to secondary tax on companies payable in respect of dividends paid by Telkom Company, partially offset by the lower effective tax rate of Vodacom. The lower effective tax rate for Vodacom in the 2007 financial year was mainly due to the utilization of the Vodacom Congo's capital expenditure allowances. The lower effective tax rate for Vodacom in the 2006 financial year was mainly attributable to the decrease in the South African statutory tax rate from 30% to 29%, effective April 1, 2005.

Minority interests

Minority interests in the income of subsidiaries increased 46.0% to R203 million in the year ended March 31, 2007 primarily due to the increase in profits generated by Smartphone, Vodacom Tanzania and Cointel partially offset by the purchase of additional equity interests in Smartphone and Cointel. Minority interests in the income of subsidiaries increased 67.5% to R139 million in the year ended March 31, 2006 primarily due to an increase in profits at Vodacom Tanzania, the allocation of a R35 million VAT refund to minority interests of Smartphone as required by the purchase agreement, an increase in profits at Smartphone, profits of Cointel as well as a 17.0% increase in the profits at our TDS Directory Operations subsidiary.

Profit for the year attributable to equity holders of Telkom

Profit for the year attributable to equity holders of Telkom decreased in the 2007 financial year primarily due to decreased operating profit in our fixed-line segment, partially offset by increased operating profit in our mobile segment. Lower investment income and higher taxation was partially offset by an increase in net fair value and exchange gains. Profit for the year attributable to equity holders of Telkom increased in the 2006 financial year primarily due to increased operating profit in our fixed-line segment as well as in our mobile segment. The increases were bolstered by lower interest expense and lower net fair value and exchange losses on financial instruments in those years and, to a lesser extent, increased investment income, partially offset by increased taxes.

Fixed-line segment

The following is a discussion of the results of operations from our fixed-line segment before eliminations of intercompany transactions with Vodacom. Our fixed-line segment is our largest segment based on revenue and profit contribution.

Fixed-line operating revenue

Our fixed-line operating revenue is derived principally from fixed-line subscriptions and connections; traffic, which comprises local and long-distance traffic, fixed-to-mobile traffic, international outgoing traffic and international voice over internet protocol services; and interconnection, which comprise terminating and hubbing traffic. We also derive fixed-line operating revenue from our data business, which includes data transmission services, managed data networking services and internet access and related information technology services, our wireless data services business, our directory business and our newly acquired internet services business outside South Africa.

The following table shows operating revenue for our fixed-line segment broken down by major revenue streams and as a percentage of total revenue for our fixed-line segment and the percentage change by major revenue stream for the periods indicated.

Fixed-line operating revenue

	Year ended March 31,						2006 2005 % change	2007/ 2006 % change
	2005		2006		2007			
	ZAR	%	ZAR	%	ZAR	%		
	(in millions, except percentages)							
Subscriptions and connections	5,385	17.1	5,803	17.7	6,286	18.9	7.8	8.3
Traffic	17,760	56.5	17,563	53.6	16,738	50.3	(1.1)	(4.7)
Local	5,746	18.3	5,753	17.6	5,382	16.2	0.1	(6.4)
Long-distance	3,577	11.4	3,162	9.7	2,722	8.2	(11.6)	(13.9)
Fixed-to-mobile	7,302	23.2	7,647	23.3	7,646	23.0	4.7	–
International outgoing	1,135	3.6	1,001	3.0	988	2.9	(11.8)	(1.3)
Interconnection	1,546	4.9	1,654	5.1	1,638	4.9	7.0	(1.0)
Data	5,784	18.4	6,649	20.3	7,484	22.5	15.0	12.6
Directories and other services	982	3.1	1,080	3.3	1,149	3.4	10.0	6.4
Fixed-line operating revenue	31,457	100.0	32,749	100.0	33,295	100.0	4.1	1.7

Fixed-line operating revenue increased in the 2007 financial year, primarily due to continued growth in data services and higher subscriptions and connections revenue, partially offset by lower average traffic tariffs, lower local and long distance traffic and lower interconnection revenue. Fixed-line operating revenue increased in the 2006 financial year primarily due to continued growth in data revenue, higher subscriptions and connections revenue, higher fixed-to-mobile traffic revenue and higher interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic.

Fixed-line operating revenue was adversely impacted in both the 2007 and 2006 financial years due to a decrease in the number of residential postpaid PSTN lines primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections, and a decrease in the number of prepaid PSTN lines as a result of customer migration to mobile services and our residential postpaid PSTN services and was positively impacted by our increase in ISDN channels, ADSL services and business postpaid PSTN lines. In addition, traffic was adversely affected in both years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-up traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphones business. As a result, traffic declined 6.3% and 2.9% in the 2007 and 2006 financial years. Revenue per fixed access line decreased 0.5% to R5,275 in the 2007 financial year from R5,304 in the 2006 financial year primarily due to the decline in traffic tariffs, lower local and long distance traffic volumes and lower interconnection revenues, partially offset by higher subscriptions and connection tariffs. Revenue per fixed access line increased 1.0% to R5,304 in the 2006 financial year primarily due to higher subscriptions and connections tariffs, fixed-to-mobile traffic revenue and interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic.

Subscriptions and connections. Revenue from subscriptions and connections consists of revenue from connection fees, monthly rental charges, value added voice services and the sale and rental of customer premises equipment for postpaid and prepaid PSTN lines, including ISDN channels and private payphones. Subscriptions and connections revenue is principally a function of the number and mix of residential and business lines in service, the number of private payphones in service and the corresponding charges. The following table sets forth information related to our fixed-line subscription and connection revenue during the periods indicated.

Fixed-line subscription and connection revenue

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
Total subscriptions and connections revenue (ZAR millions, except percentages)	5,385	5,803	6,286	7.8	8.3
Total subscription access lines (thousands, except percentages)[1]	4,567	4,551	4,490	(0.4)	(1.3)
Postpaid					
PSTN[2]	3,006	2,996	2,971	(0.3)	(0.8)
ISDN channels	664	693	718	4.4	3.6
Prepaid PSTN	887	854	795	(3.7)	(6.9)
Private payphones	10	8	6	(20.0)	(25.0)

(1)   Total subscription access lines are comprised of PSTN lines, including ISDN lines and private payphones, but excluding internal lines in service and public payphones. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels.

(2)   Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.

Revenue from subscriptions and connections increased in the years ended March 31, 2007 and 2006 mainly due to increased tariffs as well as an increase in the number of ISDN and business postpaid PSTN lines, partially offset by lower residential postpaid PSTN lines and prepaid PSTN lines. The average monthly prices for subscriptions increased by 6.3% on January 1, 2005, 6.0% on September 1, 2005 and 8.3% on August 1, 2006. In the 2007 financial year, revenue from the sale of customer premises equipment increased as a result of the reclassification of the related leases previously accounted for as operating leases to finance leases, resulting in the recognition of income from the lease of customer premises equipment at the time of sale as opposed to over the life of the contract. In addition, increased revenue was received from voice enhanced services, mainly as a result of increased penetration. Revenue from the rental of customer premises equipment and voice enhanced services increased in the 2006 financial year as a result of tariff increases and an increase in the penetration of voice enhanced services.

The decrease in the number of residential postpaid PSTN lines in service in both the 2007 and 2006 financial years was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections. The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality. The decrease in prepaid PSTN lines in both the 2007 and 2006 financial years was primarily due to continued migration to mobile services and our residential postpaid PSTN services. In addition, we relaxed our credit policies which led to fewer migrations of our postpaid customers to prepaid service in the 2007 and 2006 financial years.

For a discussion of our connection and rental fees, see Item 4. "Information on the Company – Business Overview – Fixed-line communications – Fees and tariffs – Subscription and connection tariffs" and for a discussion of the number of customers during the periods, see Item 4. "Information on the Company – Business Overview – Fixed-line communications – Products and services".

Traffic. Traffic revenue consists of revenue from local, long distance, fixed-to-mobile and international outgoing calls and international voice over internet protocol services. Traffic revenue is principally a function of tariffs and the volume, duration and mix between relatively more costly domestic long distance, international and fixed-to-mobile calls and relatively less costly local calls.

The following table sets forth information related to our fixed-line traffic revenue for the periods indicated.

Fixed-line traffic revenue

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
Local traffic (ZAR millions, except percentages)	5,746	5,753	5,382	0.1	(6.4)
Local traffic (millions of minutes, except percentages)[1]	19,314	18,253	16,655	(5.5)	(8.6)
Long distance traffic revenue (ZAR millions, except percentages)	3,577	3,162	2,722	(11.6)	(13.9)
Long distance traffic (millions of minutes, except percentages)[1]	4,453	4,446	4,250	(0.2)	(4.4)
Fixed-to-mobile traffic revenue (ZAR millions, except percentages)	7,302	7,647	7,646	4.7	–
Fixed-to-mobile traffic (millions of minutes, except percentages)[1]	3,911	4,064	4,103	3.9	1.0
International outgoing traffic revenue (ZAR millions, except percentages)	1,135	1,001	988	(11.8)	(1.3)
International outgoing traffic (millions of minutes, except percentages)[1]	415	515	558	24.1	8.3
International voice over internet protocol (millions of minutes, except percentages)[2]	89	83	38	(6.7)	(54.2)
Total traffic revenue (ZAR millions, except percentages)	17,760	17,563	16,738	(1.1)	(4.7)
Total traffic (millions of minutes, except percentages)[1]	28,182	27,361	25,604	(2.9)	(6.4)
Average total monthly traffic minutes per average Monthly access line (minutes)[3]	496	482	456	(2.8)	(5.4)

(1) Traffic, other than international voice over internet protocol traffic, is calculated by dividing total traffic revenue by the weighted average tariff during the relevant period. Traffic includes dial up internet traffic.

(2) International voice over internet protocol traffic is based on the traffic reflected in invoices.

(3) Average monthly traffic minutes per average monthly access line are calculated by dividing the total traffic by the cumulative number of monthly access lines in the period.

Traffic revenue declined in the 2007 financial year primarily due to lower average traffic tariffs and lower local and long distance traffic partially offset by increased international outgoing and fixed-to-

146

mobile traffic. Traffic revenue declined in the 2006 financial year primarily due to a decline in lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic, partially offset by increased local traffic tariffs, fixed-to-mobile traffic revenue and international outgoing traffic.

ICASA approved a 0.2% increase in the overall tariffs for services in the basket for which there is a price cap effective January 1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006. Traffic was adversely affected in both the 2007 and 2006 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dialup traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphone business.

For a discussion of our traffic tariffs, see Item 4. "Information on the Company – Business Overview – Fixed-line communications – Fees and tariffs – Traffic tariffs" and for a discussion of our traffic during the periods discussed, see Item 4. "Information on the Company – Business Overview – Fixed-line communications – Products and Services – Traffic."

Local traffic revenue decreased in the 2007 financial year due to lower traffic resulting primarily from internet call usage being substituted by our ADSL service and the substitution of calls placed using mobile services. Local traffic revenue was flat in the 2006 financial year. Increased revenue attributable to increased average local traffic tariffs was partially offset by lower traffic resulting primarily from internet call usage being substituted by our ADSL service and the substitution of calls placed using mobile services. We increased penetration of discount and calling plans to stimulate usage in the 2007 and 2006 financial years and to counteract mobile substitution, which effectively lowers the cost to the customer. The price of local peak calls increased by 5.3% to 40 SA Cents per minute (VAT inclusive) on January 1, 2005. On September 1, 2005, we decreased the price of local peak calls after the first unit by 5.0% to 38 SA Cents per minute (VAT inclusive). This price was unchanged on August 1, 2006.

Long distance traffic revenue decreased in the 2007 financial year mainly due to a decrease in average long distance tariffs, which was partially offset by increased long distance traffic. Long distance traffic revenue decreased in the 2007 and 2006 financial years mainly due to a decrease in average long distance tariffs and lower long distance traffic. We decreased our fixed-line long distance traffic tariffs by 10% on January 1, 2005, a further 10% on September 1, 2005, and a further 10% on August 1, 2006.

Revenue from fixed-to-mobile traffic consists of revenue from calls made by our fixed-line customers to the three mobile networks in South Africa and is primarily a function of fixed-to-mobile tariffs and the number, the duration and the time of calls. Fixed-to-mobile traffic revenue was flat in the 2007 financial year. Increased fixed-to-mobile traffic was partially offset by higher discounts offered to customers in order to retain traffic on our network. Fixed-to-mobile traffic revenue increased in the 2006 financial year primarily due to increased traffic as well as a marginal increase in average tariffs, partially offset by higher discounts offered to customers in order to retain traffic on our network. The increase in fixed-to-mobile traffic in the 2007 and 2006 financial years was primarily due to our CellSaver product, which offers discounts to larger customers on fixed-to-mobile calls.

Revenue from international outgoing traffic consists of revenue from calls made by our fixed-line customers to international destinations and from international voice over internet protocol services and is a function of tariffs and the number, duration and mix of calls to destinations outside South Africa. In the 2007 and 2006 financial years, international outgoing traffic revenue declined primarily as a result of a decrease in the average international outgoing tariffs, partially offset by a significant increase in international outgoing traffic primarily as a result of the reduced tariffs. The average tariffs to all international destinations decreased by 28% on January 1, 2005 with rates of R1.70 per minute (VAT inclusive) for major destinations like the United States, United Kingdom and Australia. The average tariffs to all international destinations decreased by 11.1% on August 1, 2006.

Interconnection. We generate revenue from interconnection services for traffic from calls made by other operators' customers that terminate on or transit through our network. Revenue from interconnection services includes payments from domestic mobile and international operators regardless of where the traffic originates or terminates. The following table sets forth information related to interconnection revenue for the periods indicated.

Interconnection revenue

	Year ended March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
Interconnection revenue (ZAR millions, except percentages)	**1,546**	**1,654**	**1,638**	**7.0**	**(1.0)**
Domestic mobile interconnections					
Interconnection revenue from domestic mobile operators (ZAR millions, except percentages) .	**748**	**760**	**815**	**1.6**	**7.2**
Domestic mobile interconnection traffic (millions of minutes, except percentages)[(1)]	2,206	2,299	2,419	4.2	5.2
International interconnection					
Interconnection revenue from international operators (ZAR millions, except percentages) .	**798**	**894**	**823**	**12.0**	**(7.9)**
International interconnection traffic (millions of minutes, except percentages)[(2)]	1,318	1,355	1,321	2.8	(2.5)

(1) Domestic mobile-to-fixed interconnection traffic, other than international outgoing mobile traffic, is calculated by dividing total domestic mobile-to-fixed interconnection traffic revenue by the weighted average domestic mobile-to-fixed interconnection traffic tariffs during the relevant period. International outgoing mobile traffic is based on the traffic registered through the respective exchanges and reflected in international interconnection invoices.

(2) International interconnection traffic is based on the traffic registered through the respective exchanges and reflected on invoices.

Interconnection revenue from domestic mobile operators includes revenue for call termination and international outgoing calls from domestic mobile networks, as well as access to other services, such as emergency services and directory enquiry services. Interconnection revenue from domestic mobile operators increased in the 2007 and 2006 financial years mainly due to increased traffic from domestic mobile operators and average tariff increases for call termination, partially offset by lower average tariffs on mobile international outgoing calls. Domestic mobile interconnection traffic increased in the years ended March 31, 2007 and 2006 primarily due to an overall increase in mobile calls as a result of a growing mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.

Interconnection revenue from domestic mobile operators includes fees paid to our fixed-line business by Vodacom of R468 million in the year ended March 31, 2007, R464 million in the year ended March 31, 2006 and R465 million in the year ended March 31, 2005. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group's revenue on consolidation. We expect interconnection revenue to increase as a result of the entrance of Neotel in the future and the further liberalization of the South African telecommunications industry, which may partially mitigate declines in revenue in other areas.

Interconnection revenue from international operators includes amounts paid by foreign operators for the use of our network to terminate calls made by customers of such operators and payments from foreign operators for interconnection hubbing traffic through our network to other foreign networks. Interconnection revenue from international operators decreased in the year ended March 31, 2007 primarily due to decreased settlement rates and volume discounts and decreased switched hubbing traffic volumes, partially offset by increased international termination tariffs and the weakening of the Rand against the SDR, the notional currency in which international rates are determined. Interconnection revenue from international operators increased in the year ended March 31, 2006 primarily due to an increase in international interconnection traffic terminating on our network and the recognition of disputed international interconnection terminating traffic revenue from the 2005 financial year following the resolution of a dispute in the 2006 financial year. However, the traffic minutes relating to the disputed traffic revenue were not transferred from the 2005 financial year to the 2006 financial year. These increases were partially offset by lower international interconnection settlement rates and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, volume discounts and a settlement preventing an illegal operator from carrying international incoming traffic.

Data. Data services comprise data transmission services, including leased lines and packet based services, managed data networking services and internet access and related information technology services. In addition, data services include revenue from ADSL. Revenue from data services is mainly a function of the number of subscriptions, tariffs, bandwidth and distance. The following table sets forth information related to revenue from data services for the periods indicated.

Data services revenue

| | Year ended March 31, | | | 2006/2005 | 2007/2006 |
	2005	2006	2007	% change	% change
Data services revenue (ZAR millions, except percentages)	**5,784**	**6,649**	**7,484**	**15.0**	**12.6**
Leased lines and other data revenue[1]	4,748	5,282	5,820	11.2	10.2
Leased line facilities revenues from mobile operators	1,036	1,367	1,664	31.9	21.7
Number of managed network sites (at period end)	**11,961**	**16,887**	**21,879**	**41.2**	**29.6**
Internet dial-up subscribers (at period end)	**202,410**	**228,930**	**210,453**	**13.1**	**(8.1)**
Internet ADSL subscribers (at period end)	**22,870**	**53,997**	**92,140**	**136.1**	**70.6**
Internet satellite subscribers (at period end)	**1,427**	**1,981**	**2,420**	**38.9**	**22.2**
Total ADSL subscribers (at period end)[2]	**58,278**	**143,509**	**255,633**	**146.2**	**78.1**

(1)   Leased lines and other data revenue includes all data services revenue other than leased line facilities revenue from mobile operators.

(2)   Excludes Telkom internal ADSL services of 523, 249 and 254 as of March 31, 2007, 2006 and 2005, respectively.

Our data services revenue increased in both the 2007 and 2006 financial years primarily due to increased revenue from data connectivity service, including ADSL connectivity and SAIX, internet access, and managed data networks, including VPN Supreme and increased revenue from leased line facilities from mobile operators. These increases were partially offset by decreased tariffs for leased line facilities to mobile operators and data connectivity services. Revenue from leased line facilities from mobile operators increased in the years ended March 31, 2007 and 2006 primarily due to the roll-out of third generation and universal mobile telecommunications system products by the mobile operators.

Operating revenue from our data services included R907 million, R845 million and R562 million in revenue received by our fixed-line business from Vodacom in the years ended March 31, 2007, 2006 and 2005, respectively. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group's revenue on consolidation.

For a discussion of our data services, see Item 4. "Information on the Company – Business Overview – Fixed-line communications – Products and services – Data communications services".

Directories and other services. Revenue from directories and other services consists primarily of advertising revenue from our subsidiary, TDS Directory Operations, and, to a substantially lesser degree, wireless data services revenue from our subsidiary, Swiftnet, and other miscellaneous revenue, including revenue from internet services outside South Africa from our newly acquired Africa Online subsidiary and from the sale of materials. Revenue from directories and other services increased in the years ended March 31, 2007 and 2006 primarily due to increases in directory services revenue from TDS Directory Operations as a result of annual tariff increases, increased marketing and online efforts resulting in increased spending on advertising by existing customers and additional advertising revenue from new customers.

Fixed-line operating expenses

The following table shows the operating expenses of our fixed-line segment broken down by expense category as a percentage of total revenue and the percentage change by operating expense category for the periods indicated.

Fixed-line operating expenses

| | Year ended March 31, | | | | | | | |
| | 2005 | | 2006 | | 2007 | | 2006/2005 | 2007/2006 |
	ZAR	% of revenue	ZAR	% of revenue	ZAR	% of revenue	% change	% change
			(in millions, except percentages)					
Employee expenses[1]	7,285	23.2	6,470	19.8	7,268	21.8	(11.2)	12.3
Payments to other network operators	5,896	18.7	6,150	18.8	6,463	19.4	4.3	5.1
Selling, general and administrative expenses[2]	3,046	9.7	3,086	9.4	4,244	12.7	1.3	37.5
Services rendered	1,976	6.3	2,050	6.3	2,212	6.6	3.7	7.9
Operating leases	756	2.4	777	2.4	787	2.4	2.8	1.3
Depreciation, amortization, impairments and write-offs.	4,732	15.0	4,404	13.4	3,623	10.9	(6.9)	(17.7)
Fixed-line operating expenses	**23,691**	**75.3**	**22,937**	**70.0**	**24,597**	**73.8**	**(3.2)**	**7.2**

(1)   Employee expenses include workforce reduction expenses of R24 million, R88 million and R961 million in the years ended March 31, 2007, 2006 and 2005, respectively.

(2)   In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom's arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed. In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to Telkom's arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges.

Fixed-line operating expenses increased in the 2007 financial year primarily due to increased selling, general and administrative expenses, employee expenses, payments to other operators and services rendered, partially offset by lower depreciation, amortization, impairments and write-offs. Selling, general and administrative expenses increased primarily as a result of the provision raised for probable liabilities in the Telcordia dispute, higher materials and maintenance expenses, increased marketing and sponsorships and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses.

Employee expenses increased in the year ended March 31, 2007 primarily due to higher salaries and wages as a result of average annual salary increases of 7.0% and related benefits, a 2.5% increase in the number of fixed-line employees and increased payments to part time employees and contractors. Payments to other network operators increased in the 2007 financial year primarily due to higher call volumes from our fixed-line network to the mobile networks and higher payments to international network operators as a result of higher international outgoing volumes and a weaker exchange rate. Services rendered increased in the year ended March 31, 2007 primarily due to increased payments to consultants to explore local and international investment opportunities, customer centricity and higher security costs and property management costs at TFMC.

Fixed-line operating expenses decreased in the 2006 financial year primarily due to lower employee expenses and reduced depreciation, amortization, impairments and write-offs, partially offset by higher payments to other network operators, services rendered, selling, general and administrative expenses and operating leases. Employee expenses decreased primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits. Depreciation, amortization, impairments and write-offs decreased primarily as a result of an increase in the useful lives of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and increased international outgoing traffic arising from our reduced tariffs. Services rendered increased primarily due to increased property management expenses at TFMC and increased payments to consultants, partially offset by the non-recurrence of fees paid to Thintana Communications. Selling, general and administrative expenses increased primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts. Operating leases increased primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet.

Employee expenses. Employee expenses consist mainly of salaries and wages for employees, including bonuses and other incentives, benefits and workforce reduction expenses.

The following table sets forth information related to our employee expenses for the periods indicated.

Fixed-line employee expenses

	Year ended March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
	(ZAR millions, except percentages and number of employees)				
Salaries and wages[1]	4,785	4,592	5,225	(4.0)	13.8
Benefits[1]	2,110	2,410	2,715	14.2	12.7
Workforce reduction expenses	961	88	24	(90.8)	(72.7)
Employee related expenses capitalized	(571)	(620)	(696)	8.6	12.3
Employee expenses	**7,285**	**6,470**	**7,268**	**(11.2)**	**12.3**
Number of full-time, fixed-line employees (at period end)[1]	**29,544**	**26,156**	**26,797**	**(11.5)**	**2.5**

(1)   Includes expenses and number of employees of our TDS Directory Operations and Swiftnet subsidiaries. The 2007 financial year also includes 308 employees from our Africa Online subsidiary acquired on February 27, 2007.

Employee expenses increased in the year ended March 31, 2007 primarily due to higher salaries and wages as a result of average annual salary increases of 7.0% and related benefits, a 1.1% increase in the number of fixed-line employees, excluding subsidiaries, and increased payments to part time employees and contractors. Employee expenses decreased in the year ended March 31, 2006 primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits, including increased performance incentives for the Telkom conditional share plan, and a change in the actuarial valuation of medical benefits.

Salaries and wages increased in the year ended March 31, 2007 primarily due to average annual salary increases of 7.0% and a 1.1% increase in the number of fixed-line employees, excluding subsidiaries, and increased payments to part time employees and contractors to meet customer centricity objectives and the deployments of next generation network objectives. Salaries and wages decreased in the year ended March 31, 2006 primarily due to a 11.5% reduction in the number of employees resulting from our workforce reduction program, partially offset by a 7% increase in base salaries and wages in line with collective bargaining agreements and an average 6% increase in salaries and wages for management employees.

Benefits include allowances, such as bonuses, company contributions to medical aid, pension and retirement funds, leave provisions, workmen's compensation and levies payable for skills development. Benefits increased in the 2007 financial year due to increases in salaries and wages, higher pension fund contributions resulting from the movement of employees from the pension fund to the retirement fund and the funding of the related deficit, increased post-retirement telephone benefits, increased sales commissions, increased training and increased critical skills retention. Benefits increased in the 2006 financial year due to increased performance incentives for the Telkom conditional share plan, a change in assumptions used to calculate the actuarial valuation of medical benefits and increases in related benefits associated with increased salaries and wages, partially offset by the reduced number of employees.

Workforce reduction expenses include the cost of voluntary early retirement, termination severance packages offered to employees and the cost of social plan expense to prepare affected employees for new careers outside Telkom. Workforce reduction expenses decreased substantially in the years ended March 31, 2007 and 2006 due to the moratorium on voluntary severance packages taken in the 2006 and 2007 financial years. Workforce reduction expenses in the 2007 financial year included social planning expenses as part of Telkom's workforce reduction program. An additional 13 employees in the 2007 financial year and 245 employees in the 2006 financial year left Telkom as part of the conclusion of Telkom's workforce reduction initiatives for the 2005 financial year, compared to 5,041 employees in the 2005 financial year and 1,633 employees in the 2004 financial year. For additional information related to our fixed-line employee numbers, see Item 4. "Information on the Company – Business Overview – Fixed-line communications – Employees".

Employee related expenses capitalized include employee related expenses associated with construction and infrastructure development projects. Employee related expenses capitalized increased in the years ended March 31, 2007 and March 31, 2006 primarily due to increased capital expenditures on projects during the year and, in the 2006 financial year, to a lesser degree, the higher labor demand on many projects that are in the realization phase.

Payments to other network operators. Payments to other network operators include settlement payments paid to the three South African mobile communications network operators for terminating calls on their networks and to international network operators for terminating outgoing international calls and traffic transiting through their networks.

The following table sets forth information related to our payments to other network operators for the periods indicated.

152

Fixed-line payments to other network operators

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Payments to mobile communications network operators	5,059	5,231	5,435	3.4	3.9
Payments to international network operators	837	919	1,028	9.8	11.9
Payments to other network operators	**5,896**	**6,150**	**6,463**	**4.3**	**5.1**

Payments to other network operators increased in the 2007 and 2006 financial years primarily due to higher call volumes from our fixed-line network to the mobile networks, resulting from discounts offered on our CellSaver product, increased fixed-to-mobile calls by business customers due to growth in the mobile market and increased international outgoing traffic arising from our reduced average international tariffs and a weaker exchange rate in the 2007 financial year. Payments to other network operators include payments made by our fixed-line business to Vodacom, which were R2,954 million, R2,855 million and R2,761 million in the years ended March 31, 2007, 2006 and 2005, respectively. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group's expenses on consolidation.

Selling, general and administrative expenses. Selling, general and administrative expenses include materials and maintenance costs, marketing expenditures, bad debts, theft, losses and other expenses, including obsolete stock and cost of sales.

The following table sets forth information related to our fixed-line selling, general and administrative expenses for the periods indicated.

Fixed-line selling, general and administrative expenses

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Materials and maintenance	1,726	1,617	1,908	(6.3)	18.0
Marketing	360	413	642	14.7	55.4
Bad debts	196	187	141	(4.6)	(24.6)
Other[1]	764	869	1,553	13.7	78.7
Selling, general and administrative expenses[1]	**3,046**	**3,086**	**4,244**	**1.3**	**37.5**

---

(1) In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom's arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed. In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to Telkom's arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges.

Selling, general and administrative expenses increased in the year ended March 31, 2007 primarily due to the provision raised for probable liabilities in the Telcordia dispute, higher materials and maintenance expenses, increased marketing and sponsorships and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses. Selling, general and administrative expenses increased in the year ended March 31, 2006 primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts.

Materials and maintenance expenses include stock write-offs, subcontractor payments and consumables required to maintain our network. Materials and maintenance expenses increased in the year ended March 31, 2007 primarily due to higher incidents of copper theft, increased operating maintenance projects and a higher number of maintenance contracts as result of new technology rollout. Materials and maintenance expenses decreased in the year ended March 31, 2006 primarily due to lower custom duties, reduced repairs and maintenance on data and processing equipment and savings on renegotiated maintenance contracts.

Marketing expenses increased in the years ended March 31, 2007 and March 31, 2006 primarily due to increased sponsorships, higher market research costs and increased advertising and media campaigns. We expect marketing expenses to continue to increase in the future in response to increased competition, including from Neotel, and the further liberalization of the South African communications industry generally, and the marketing of our packages.

Bad debt decreased in the years ended March 31, 2007 and March 31, 2006 resulting primarily from improved credit management and credit vetting policies, targeted line roll-out and an improved profiling of debtors. Bad debt as a percentage of revenue was 0.4%, 0.6% and 0.6% in the 2007, 2006 and 2005 financial years, respectively.

Other expenses include obsolete stock, cost of sales, subsistence and travel and an offset for bad debts recovered. Other expenses increased in the year ended March 31, 2007 primarily due to the provision raised for probable liabilities in the Telcordia dispute and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses. Other expenses increased in the year ended March 31, 2006 primarily due to higher cost of sales for PC bundles, managed data network sites, business solutions and PABX products, as well as increased theft.

Services rendered. Services rendered include payments in respect of the management of our properties, to TFMC, a facilities and property management company, consultants and security. Consultants comprise fees paid to collection agents and to providers of other professional services, such as Thintana Communications through November 2004 and external auditors. Security refers to services to safeguard the network and contracts to ensure a safe work environment, such as guard services.

The following table sets forth information relating to services rendered expenses for the periods indicated.

Fixed-line services rendered

	Year ended March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
	ZAR	ZAR	ZAR		
	(in millions, except percentages)				
Property management	1,068	1,107	1,142	3.7	3.2
Consultants, security and other	908	943	1,070	3.9	13.5
Services rendered	**1,976**	**2,050**	**2,212**	**3.7**	**7.9**

Property management increased in the years ended March 31, 2007 and March 31, 2006 primarily as a result of increased salary, wages, maintenance, rates and taxes at TFMC, which are passed through to us. Payments to consultants increased in the year ended March 31, 2007 primarily due to increased payments to consultants to explore local and international investment opportunities, customer centricity and higher security costs. Payments to consultants increased in the year ended March 31, 2006 primarily due to regulatory and statutory compliance, collection agency commissions, transport costs, HIV awareness costs and audit costs, partially offset by the non-recurrence of fees paid to Thintana Communications following the termination of the strategic services agreement in November 2004 and reduced short term insurance costs.

Operating leases. Operating leases include payments in respect of equipment, buildings and vehicles. Operating leases was relatively flat in the year ended March 31, 2007. The marginal increase was primarily due to a slight increase in payments for the vehicle fleet due to inflation and interest rate increases that remained relatively flat at 9,694 vehicles at March 31, 2007 from 9,708 vehicles at March 31, 2006, partially offset by lower operating leases for buildings. Operating leases increased in the year ended March 31, 2006 primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet from 10,458 vehicles as of March 31, 2005 to 9,708 vehicles as of March 31, 2006.

Depreciation, amortization, impairments and write-offs. Depreciation, amortization, impairments and write-offs decreased in the years ended March 31, 2007 and March 31, 2006 primarily as a result of an increase in the useful life of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment.

Mobile segment

Mobile is our fastest growing segment and encompasses all the operating activities of our 50% joint venture investment in Vodacom, the largest mobile operator in South Africa with an approximate 58% market share as of March 31, 2007 based on total estimated customers in South Africa. In addition to its South African operations, Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique.

Vodacom's operations outside of South Africa are at an earlier stage in their expansion and market penetration than its operations in South Africa. Customers in other African countries increased significantly over the past three financial years to approximately 7.1 million as of March 31, 2007 from approximately 4.4 million as of March 31, 2006 and approximately 2.6 million as of March 31, 2005. A substantial portion of the growth was from prepaid services. Services outside of South Africa are mainly prepaid as these countries suffer from poverty and also due to the lack of banking systems and credit histories.

The following table shows information related to our 50% share of Vodacom's operating revenue and operating profit broken down by Vodacom's South African operations and operations in other African countries for the periods indicated. All amounts in this table and the discussion of our mobile segment that follows represent 50% of Vodacom's results of operations unless otherwise stated and are before the elimination of intercompany transactions with us.

Mobile operating revenue and profits

| | Year ended March 31, | | | | | | | |
	2005		2006		2007		2006/2005 % change	2007/2006 % change
	ZAR	%	ZAR	%	ZAR	%		
	(in millions, except percentages)							
Operating revenue	**13,657**	**100.0**	**17,021**	**100.0**	**20,573**	**100.0**	**24.6**	**20.9**
South Africa	12,520	91.7	15,535	91.3	18,504	89.9	24.1	19.1
Other African countries . . .	1,137	8.3	1,486	8.7	2,069	10.1	30.7	39.2
Operating profit[(1)]	**3,240**	**100.0**	**4,435**	**100.0**	**5,430**	**100.0**	**36.9**	**22.4**
South Africa	3,338	103.0	4,291	96.8	5,170	95.2	28.6	20.5
Other African countries . . .	(98)	(3.0)	144	3.2	260	4.8	n/a	80.6
EBITDA[(1)(2)]	**4,796**	**100.0**	**5,907**	**100.0**	**7,122**	**100.0**	**23.2**	**20.6**

(1) Mobile operating profit and mobile EBITDA include our 50% share of Vodacom's impairment of R268 million in respect of assets in Mozambique in the 2005 financial year, a reversal of Vodacom's impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique and an impairment loss of R23 million in the 2007 financial year in respect of the assets in Mozambique due to a decrease in the fair value of the assets.

(2) Our mobile EBITDA comprises our 50% share of Vodacom's EBITDA, which represents mobile net profit before taxation, which includes profit on sale of investments, finance charges, investment income and depreciation, amortization and impairments. See footnote 4 in Item 3.

"Key Information – Selected Historical Consolidated Financial and Other Data of Vodacom" for a reconciliation of EBITDA of Vodacom to net profit. See footnote 2 in the table under "Operating and Financial Review and Prospects – Results of Operations – Year ended March 31, 2006 compared to year ended March 31, 2005 and year ended March 31, 2004 – Consolidated results" for a reconciliation of mobile EBITDA to operating profit. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Mobile operating revenue

Vodacom derives revenue from mobile services as well as other related or value added goods and services. Vodacom's revenue is mainly in the form of airtime charges, primarily airtime payments from customers registered on Vodacom's network; data products and services; interconnection revenue from other operators for the termination of calls on Vodacom's network and national roaming revenue, revenue from equipment sales, including sales of handsets and accessories; and revenue from international services, including airtime charges for the use of Vodacom's network through roaming of customers from other international networks and Vodacom customers who roam abroad.

The following table shows our 50% share of Vodacom's revenue broken down by major revenue type and as a percentage of total operating revenue for our mobile segment and the percentage change by revenue type for the periods indicated.

Mobile operating revenue

	Year ended March 31,							
	2005		2006		2007		2006/2005 % change	2007/2006 % change
	ZAR	%	ZAR	%	ZAR	%		
	(in millions, except percentages)							
Airtime	8,096	59.3	10,043	59.0	11,854	57.6	24.0	18.0
Data	670	4.9	1,019	6.0	1,671	8.1	52.1	64.0
Interconnection	2,962	21.7	3,348	19.7	3,918	19.0	13.0	17.0
Equipment sales	1,344	9.8	1,993	11.7	2,350	11.4	48.3	17.9
International airtime	444	3.3	486	2.9	653	3.2	9.5	34.4
Other sales and services	141	1.0	132	0.7	127	0.7	(6.4)	(3.8)
Mobile operating revenue	**13,657**	**100.0**	**17,021**	**100.0**	**20,573**	**100.0**	**24.6**	**20.9**

The following table sets forth non-financial operational data of Vodacom for the periods indicated. The amounts stated for customers and traffic minutes reflect 100% of Vodacom's customers and traffic minutes.

156

	Year ended March 31,			2006/2005	2007/2006
	2005	2006	2007	% change	% change
South Africa					
Customers (thousands) (at period end)[1]	**12,838**	**19,162**	**23,004**	**49.3**	**20.1**
Contract	1,872	2,362	3,013	26.2	27.6
Prepaid	10,941	16,770	19,896	53.3	18.6
Community services	25	30	95	20.0	216.7
Total inactive mobile customers (%)					
(at period end)[2]	7.9	8.7	10.7	10.1	23.0
Contract	1.5	2.4	3.1	60.0	29.2
Prepaid	9.0	9.6	11.8	6.7	22.9
Traffic minutes (millions of minutes)[3]	**14,218**	**17,066**	**20,383**	**20.0**	**19.4**
Outgoing	9,231	11,354	13,638	23.0	20.1
Incoming (Interconnection)	4,987	5,712	6,745	14.5	18.1
Average MOU (minutes)[4]	**84**	**74**	**69**	**(11.9)**	**(6.8)**
Contract	226	206	188	(8.8)	(8.7)
Prepaid	52	49	47	(5.8)	(4.1)
Community services	3,185	2,327	1,151	(26.9)	(50.5)
ARPU (ZAR)[5]	**163**	**139**	**125**	**(14.7)**	**(10.1)**
Contract	624	572	517	(8.3)	(9.6)
Prepaid	78	69	63	(11.5)	(8.7)
Community services	2,321	1,796	902	(22.6)	(49.8)
Churn (%)[6]	**27.1**	**17.7**	**33.8**	**(34.7)**	**91.0**
Contract	9.1	10.0	9.7	9.9	(3.0)
Prepaid	30.3	18.8	37.5	(38.0)	99.5
Other African countries					
Customers (thousands) (at period end)[1]	**2,645**	**4,358**	**7,146**	**64.8**	**64.0**
Lesotho	147	206	279	40.1	35.4
Tanzania	1,201	2,091	3,247	74.1	55.3
Democratic Republic of the Congo	1,032	1,571	2,632	52.2	67.5
Mozambique	265	490	988	84.9	101.6
ARPU[5]					
Lesotho (ZAR)	92	78	75	(15.2)	(3.8)
Tanzania (ZAR)	81	67	52	(17.3)	(22.4)
Democratic Republic of the Congo (ZAR)	98	86	77	(12.2)	(10.5)
Mozambique (ZAR)	52	36	28	(30.8)	(22.2)
Churn (%)[6]					
Lesotho	17.3	22.3	19.0	28.9	(14.8)
Tanzania	29.6	28.5	35.6	(3.7)	24.9
Democratic Republic of Congo	23.1	28.1	30.4	21.6	8.2
Mozambique	11.3	32.2	41.7	185.0	29.5

(1) Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.

(2) Vodacom's inactive customers are defined as all customers registered on Vodacom's network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31, 2005. Information for prior years is unavailable. Up to June 15, 2006, calls forwarded to voicemail were regarded as

revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the 2007 financial year.

(3) Vodacom's traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls.

(4) Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 financial year.

Vodacom's average MOU is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. MOU excludes calls to free services, bundled minutes and data minutes.

(5) ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales, other sales and services and revenues from national and international users roaming on Vodacom's networks.

(6) Churn is calculated by dividing the average monthly total number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom's contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days.

For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers. Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days. See Item 4. "Information on the Company – Business Overview – Mobile communications" and "Information on the Company – History and development of the Company – Recent Developments – Vodacom's change in South African definition of active customers".

Vodacom's operating revenue increased in the 2007 financial year primarily due to increased airtime, data, interconnection and equipment sales revenue as a result of strong customer growth. Vodacom's operating revenue increased in the year ended March 31, 2006 as a result of strong customer growth and a continued improvement in market share as well as increased data revenues and equipment sales. Vodacom's equipment sales increased in the 2007 and 2006 financial years primarily due to the growth of Vodacom's customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies.

Our 50% share of Vodacom's revenue from operations outside of South Africa increased to R2,069 million for the year ended March 31, 2007 from R1,486 million in the year ended March 31, 2006 and R1,137 million in the year ended March 31, 2005. The increase in Vodacom's operating revenue from other African countries in the 2007 financial year was primarily due to substantial increases in the number of customers in Vodacom's operations, particularly in Tanzania, the Democratic Republic of the Congo and Mozambique, and the weakening of the Rand in the 2007 year which resulted in higher Rand converted revenue, partially offset by lower ARPU resulting from the higher volume of lower spending prepaid customers. The increase in Vodacom's operating revenue from other African countries in the 2006 financial year was primarily due to substantial increases in the number of customers in Vodacom's operations in Tanzania and the Democratic Republic of the Congo, partially offset by lower ARPU resulting from the higher volume of lower spending prepaid customers, and the strength of the Rand, which resulted in lower foreign currency denominated revenue. Revenue from Vodacom's other African countries as a percentage of Vodacom's total mobile operating revenue increased to 10.1% in the year ended March 31, 2007 from 8.7% in the year ended March 31, 2006 and 8.3% in the year ended March 31, 2005.

A large part of the growth in mobile services was due to the success of prepaid services and the increased growth in contract customers due to prepaid customers migrating to contracts. Approximately 86.5% of Vodacom's South African mobile customers were prepaid customers at

March 31, 2007 and approximately 93.2% of all gross connections were prepaid customers in the 2007 financial year. Vodacom expects the number of prepaid mobile users to continue to grow at a greater rate than contract mobile users. The increasing number of prepaid users, who tend to have lower average usage, and the lower overall usage as the lower end of the market is penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R125 per month in the 2007 financial year from R139 per month in the 2006 financial year and R163 per month in the 2005 financial year. South African contract ARPU decreased to R517 per month in the 2007 financial year from R572 per month in the 2006 financial year and R624 per month in the 2005 financial year. South African prepaid ARPU decreased to R63 per month in the 2007 financial year from R69 per month in the 2006 financial year and R78 per month in the 2005 financial year. In the 2007 and 2006 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in Vodacom's hybrid contract product, Family Top Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts. In the 2007 financial year, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity for a six-month period, resulting in the deletion of approximately 3 million customers. Prepaid ARPU was positively impacted by this temporary rule change in the 2007 financial year.

Service providers in South Africa generally subsidize handsets when a contract customer enters into a new contract or renews an existing contract depending on the airtime and tariff plan and type of handset purchased. Subsidized handset sales give customers an incentive to switch operators to obtain new handsets and have contributed to churn. Handsets for prepaid customers are not subsidized by Vodacom as these users have the freedom of switching operators and contribute to churn. Vodacom is more vulnerable to churn than other mobile communications providers in South Africa since it has the largest number of customers in South Africa. To date, mobile number portability had no significant impact on churn.

The cost to acquire contract customers in a highly developed market is high. Vodacom has therefore implemented upgrade and retention policies over the last few years and has strived to maintain a high level of incentives to service providers in order to reduce churn. Vodacom's churn rate for contract customers in South Africa decreased to 9.7% in the 2007 financial year from 10.0% in the 2006 financial year mainly due to an improvement in service and products to customers and the continued high level of handset support to retain customers. Vodacom's churn rate for contract customers in South Africa increased to 10.0% in the 2006 financial year from 9.1% in the 2005 financial year mainly due to the migration of payphone operators which are contract customers to community services. Vodacom's churn rate for prepaid customers in South Africa increased to 37.5% in the 2007 financial year from 18.8% in the 2006 financial year. Vodacom's churn rate for prepaid customers in South Africa was 30.3% in the 2005 financial year. The increase in prepaid churn in the 2007 financial year was mainly due to the deletion of 3 million customers as a result of the rule change for revenue generating activity and the resulting clean up of inactive customers. Subsequent to the clean up, prepaid churn declined to 20%. The reduction in prepaid churn in South Africa in the 2006 financial year was primarily due to a combination of innovative products and services and loyalty initiatives. Prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. For a discussion of Vodacom's churn rate, see Item 4. "Information on the Company – Business Overview – Mobile communications – South Africa – Customers". Prepaid churn is adversely impeded by an increasingly competitive market, lower barriers to entry for prepaid customers in South Africa and the volatile nature of the prepaid customer base.

Airtime. Vodacom derives airtime revenue from connection and monthly rental fees and airtime usage fees paid by Vodacom's contract customers for use of its mobile networks. Airtime revenue also includes fees paid by Vodacom's prepaid phone customers for prepaid starter phone packages and airtime recharge vouchers utilized, which entitle customers to receive unlimited incoming calls up to 365 days. Airtime revenue depends on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs.

Vodacom's airtime revenue increased in the years ended March 31, 2007 and March 31, 2006 primarily due to continued customer growth, partially offset by an overall continued decline in ARPU resulting from the effect of growth in lower spending prepaid customers. As Vodacom's primary market in South Africa continues to mature and Vodacom continues to connect more marginal customers in its South African operations, Vodacom expects that growth in airtime in South Africa will continue to slow. Total customers increased 28.2% and 51.9% in the years ended March 31, 2007 and 2006, respectively, primarily due to strong prepaid customer growth in South Africa and significant customer growth in Vodacom's operations outside of South Africa, particularly in Tanzania and the Democratic Republic of the Congo in the 2007 and 2006 financial years and Mozambique in the 2007 financial year. New products, packages and services also had a role in Vodacom's customer growth in the 2007 and 2006 financial years. For a discussion of Vodacom's customers and traffic see Item 4. "Information on the Company – Business Overview – Mobile communications – South Africa – Customers" and Item 4. "Information on the Company – Business Overview – Mobile communications – South Africa – Traffic".

Data revenue. Vodacom derives data revenue from mobile data, including short messaging services, or SMSs, and multimedia messaging services, or MMSs, general packet radio services, or GPRS, and third generation services, or 3G. Vodacom's mobile data revenue increased in the year ended March 31, 2007 primarily due to significant growth in SMS usage and the continued rollout of data initiatives such as Vodafone Mobile Connect Cards, Vodafone Live!, Mobile TV, BlackBerry® and the continued delivery of wireless application services. Vodacom's mobile data revenue increased in the year ended March 31, 2006 primarily due to continued significant growth in SMS usage and, to a lesser extent, new data initiatives such as Vodafone Mobile Connect Cards, Vodafone live!, Mobile TV and BlackBerry®.

Vodacom's SMS traffic increased to approximately 4.5 billion SMSs in the year ended March 31, 2007 from approximately 3.5 billion SMSs in the year ended March 31, 2006 and approximately 2.4 billion SMSs in the year ended March 31, 2005. The number of MMS users increased to 1.2 million as of March 31, 2007 from 867,119 as of March 31, 2006 and 328,974 as of March 31, 2005 and the number of GPRS users increased to 2.8 million as of March 31, 2007 from 1.4 million as of March 31, 2006 and 579,581 as of March 31, 2005. The number of 3G active handsets increased to 733,043 as of March 31, 2007 from 179,576 as of March 31, 2006 and 10,878 as of March 31, 2005 and the number of Vodafone Mobile Connect customers increased to 138,863 as of March 31, 2007 from 37,798 as of March 31, 2006 and 5,101 as of March 31, 2005. As of March 31, 2007 Vodacom had 898,527 Vodafone live! and 33,482 Unique Mobile TV users on its network compared to 351,427 Vodafone live! and 12,903 Unique Mobile TV users as of March 31, 2006.

Interconnection. Vodacom generates interconnection revenue when a call originating from our fixed-line network or one of the other mobile operators' networks terminates on Vodacom's network. Interconnection revenue also includes revenue from Cell C for national roaming services. Vodacom does not have a roaming agreement with MTN. Vodacom generates national roaming revenue when its mobile network carries a call made from a Cell C customer. Interconnection revenue depends on the volume of traffic terminating on Vodacom's network, the interconnection termination rates payable by ourselves and the other mobile operators to Vodacom and national roaming rates.

Vodacom's interconnection revenue increased in the years ended March 31, 2007 and March 31, 2006 primarily due to an increase in the number of calls terminating on Vodacom's network as a result of the increased number of Vodacom's customers and South African mobile users generally. The growth in the 2007 and 2006 financial years was also attributable to the growth in the substitution of fixed-line calls by mobile calls and incoming traffic resulting from an overall increase in the customer base of other mobile operators. The increase in national roaming revenue from Cell C also contributed to the growth in interconnection revenue in the 2006 financial year. The increases were partially offset by a reduced number of fixed-line calls from Telkom's network terminating on Vodacom's network. Interconnection revenue in our mobile segment included R1,454 million, R1,409 million and R1,364 million in the years ended March 31, 2007, 2006 and 2005, respectively, for calls received from our fixed-line business, which were eliminated from the Telkom Group's revenue on consolidation.

Equipment sales. Vodacom generates revenue from equipment sales primarily from the sale of mobile phones and accessories. Vodacom purchases handsets for itself and for external service providers in bulk at purchase discounts in order to lower the cost of handset subsidization for contract customers. Equipment sales revenue fluctuates based on whether external providers and Vodacom's other African operators source equipment from Vodacom in South Africa or purchase equipment from third party suppliers.

Vodacom's equipment sales increased in the 2007 and 2006 financial years primarily due to the growth of Vodacom's customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies such as 3G enabled phones, camera phones and color screens. Sales of the Vodafone live! handset increased significantly to 1,475,115 handsets in the 2007 financial year from 510,283 handsets in the 2006 financial year.

International airtime. International airtime revenues are predominantly from international calls by Vodacom customers, roaming revenue from Vodacom's customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's networks. International airtime increased 34.4% to R653 million in the year ended March 31, 2007 primarily as a result of an increase in customers resulting in increased traffic. International airtime increased 9.5% to R486 million in the year ended March 31, 2006 primarily as a result of an increase in customers resulting in increased traffic, marginally offset by lower international tariffs due to country rezoning.

Other. Other revenue includes, among other things, revenue from non-core operations. Vodacom's other sales and services revenue decreased 3.8% to R127 million in the 2007 financial year primarily due to lower income recognized as a result of a reduction in inactivated starter packs which do not contain an expiration date, partially offset by higher revenue of Cointel and higher site rental income. Vodacom's other sales and services revenue decreased 6.4% to R132 million in the 2006 financial year primarily due to lower income recognized as a result of a reduction in the occurrence of unactivated starter packs which do not contain an expiration date and lower repair income, partially offset by higher revenue at Cointel.

Mobile operating expenses

The following is a discussion of our mobile segment's operating expenses which are comprised of our 50% interest in Vodacom's operating expenses. Vodacom's operating expense line items are presented in accordance with the line items reflected in the Telkom Group's consolidated operating expenses which are different from the operating expense line items contained in Vodacom's consolidated financial statements.

The following table shows our 50% share of Vodacom's operating expenses and the percentage change for the periods indicated.

161

Mobile operating expenses

	Year ended March 31,				
	2005	**2006**	**2007**	**2006/2005**	**2007/2006**
	ZAR	**ZAR**	**ZAR**	**% change**	**% change**
	(in millions, except percentages)				
Employee expense	826	1,019	1,186	23.4	16.4
Payments to other network operators	1,826	2,317	2,818	26.9	21.6
Selling, general and administrative expenses	5,891	7,328	8,778	24.4	19.8
Services rendered	45	65	82	44.4	26.2
Operating leases	307	435	629	41.7	44.6
Depreciation, amortization and impairments	1,556	1,472	1,692	(5.4)	14.9
Mobile operating expenses	**10,451**	**12,636**	**15,185**	**20.9**	**20.2**

The increase in mobile operating expenses in the 2007 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom's South African and African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairment, higher employee costs as a result of increased headcount, average 7.5% annual salary increases, an increase in the provision for deferred bonus schemes and an increase in the provision for long term incentives for executives and increased operating leases. Mobile operating expenses increased in the 2006 financial year primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom's South African and African operations and increased competition and as a result of increased cost of equipment for increased handset sales and maintenance of the GSM infrastructure and billing systems, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount, average 6% annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits, increased operating leases and increased services rendered, partially offset by decreased depreciation, amortization and impairments.

Employee expenses. Employee expenses consist mainly of salaries and wages of employees as well as contributions to employee pension, medical aid funds and benefits and the deferred bonus incentive scheme.

Vodacom's employee expenses increased in the year ended March 31, 2007 primarily as a result of an 8.4% increase in the number of employees to support the growth in operations as well as a 7.5% average annual salary increases, an increase in the provision for deferred bonus schemes and an increase in the provision for long term incentives for executives. Vodacom's employee expenses increased in the year ended March 31, 2006 primarily as a result of a 9.3% increase in the number of employees to support the growth in operations, a 6% annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits.

Total headcount in Vodacom's South African operations increased 9.8% to 4,727 employees as of March 31, 2007 and 9.8% to 4,305 employees as of March 31, 2006 from 3,919 employees as of March 31, 2005. Total headcount in Vodacom's other African countries increased 31.9% to 1,522 employees as of March 31, 2007 and 7.4% to 1,154 employees as of March 31, 2006 from 1,074 employees as of March 31, 2005. Total headcount includes temporary agency employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa's number of employees. Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 12.0% to 4,825 customers per employee as of March 31, 2007 and 38.9% to 4,308 customers per employee as of March 31, 2006 from 3,101 customers per employee as of March 31, 2005.

Payments to other network operators. Payments to other network operators consist mainly of interconnection payments made by Vodacom's South African and other African operations for terminating calls on other operators' networks. Vodacom's payments to other network operators increased significantly in the years ended March 31, 2007 and 2006 as a result of increased outgoing traffic in line with increased customer growth and the increasing percentage of outgoing traffic terminating on the other mobile networks rather than Telkom's fixed-line network as the cost of terminating calls on other mobile networks is higher than calls terminating on Telkom's fixed-line network. As the mobile communications market continues to grow in South Africa, Vodacom expects that interconnection charges will continue to increase and adversely impact Vodacom's profit margins.

Payments to other network operators in our mobile segment included R234 million, R232 million and R233 million in the years ended March 31, 2007, 2006 and 2005, respectively, for interconnection fees paid to our fixed-line segment, which were eliminated from the Telkom Group's operating expenses on consolidation.

Selling, general and administrative expenses. Selling, general and administrative expenses include customer acquisition and retention costs, packaging, distribution, marketing, regulatory license fees, bad debts and various other general administrative expenses, including accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

The following table sets forth information related to our 50% share of Vodacom's selling, general and administrative expenses for the periods indicated.

Mobile selling, general and administrative expenses

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Selling, distribution and other	5,140	6,416	7,704	24.8	20.1
Marketing	384	488	573	27.1	17.4
Regulatory and license fees	335	406	490	21.2	20.7
Bad debts	32	18	11	(43.8)	(38.9)
Selling, general and administrative expenses . . .	**5,891**	**7,328**	**8,778**	**24.4**	**19.8**

Vodacom's selling, general and administrative expenses increased in the years ended March 31, 2007 and 2006 primarily due to an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the launch and expansion of 3G, growth in Vodacom's South African and African operations and increased competition.

Selling, distribution and other expenses include cost of goods sold, commissions, customer acquisition and retention expenses, distribution expenses and insurance. The increase in selling, distribution and other expenses in the 2007 and 2006 financial years was primarily due to increased customer connections, competition, revenue, cost of equipment as a result of increased handset sales and maintenance of the GSM infrastructure and billing systems as well as due to the Vodafone global alliance fee.

The increase in marketing expenses in the 2007 and 2006 financial years was mainly due to promoting new technologies, including 3G and Vodafone live!, promoting number portability in the 2007 financial year and further promoting the Vodacom brand in all operations. The introduction of mobile number portability also contributed to the increase in the 2007 financial year. The increases in regulatory and license fees during the reporting periods were directly related to the increase in operating revenues and corresponding payments under Vodacom's existing licenses.

Services rendered. Services rendered include consultancy services for technical, administrative and managerial services, audit fees, legal fees and communication and information technology costs. Services rendered increased in the years ended March 31, 2007 and 2006 primarily due to higher consultancy costs relating to facility management and special projects and in the 2006 financial year, higher audit costs resulting from scope changes.

Operating leases. Operating leases include payments in respect of rentals of GSM transmission lines as well as office accommodation, office equipment and motor vehicles. The increase in Vodacom's operating leases in the year ended March 31, 2007 was primarily due to an increase in the lease of transmission lines and other accommodation. The increase in Vodacom's operating leases in the year ended March 31, 2006 was primarily due to an increase in the lease of transmission lines. Operating leases in our mobile segment included R453 million, R423 million and R281 million in the years ended March 31, 2007, 2006 and 2005, respectively, for operating lease payments to our fixed-line segment, which were eliminated from the Telkom Group's operating expenses on consolidation.

Depreciation, amortization and impairments. Depreciation, amortization and impairments increased in the year ended March 31, 2007 primarily due to higher capital expenditure as a result of the implementation and expansion of 3G/HSDPA networks, the weakening of the Rand against the other functional currencies of Vodacom and the impairment of assets in Vodacom Mozambique. Amortization of intangibles was higher in the year ended March 31, 2007 due to the business acquisitions in that financial year. The decrease in Vodacom's depreciation, amortization and impairments in the year ended March 31, 2006 was primarily due to lower depreciation and amortization, resulting from the change in the useful lives of certain assets and a reversal of a portion of the prior year impairment of Vodacom Mozambique's assets resulting from an increase in the fair value, partially offset by higher depreciation as a result of the network and 3G roll-out. Additionally, because of the strengthening of the Rand against the US dollar in the years ended March 31, 2006 and 2005, depreciation on foreign denominated capital expenditure in Vodacom's other African operations have been translated at a lower exchange rate than in the past, which resulted in a relatively lower depreciation charge in Vodacom's other African operations. Amortization of intangibles was lower in the year ended March 31, 2006 due to some of the customer bases being fully amortized in the previous year.

LIQUIDITY AND CAPITAL RESOURCES

Group liquidity and capital resources

Cash flows

The following table shows information regarding our consolidated cash flows for the periods indicated.

	Year ended March 31,				
	2005	2006	2007	2006/2005	2007/2006
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Cash flows from operating activities	15,711	9,506	9,356	(39.5)	(1.6)
Cash flows from investing activities	(6,306)	(7,286)	(10,412)	15.5	42.9
Cash flows from financing activities	(9,897)	(258)	(2,920)	(97.4)	n/a
Net (decrease)/increase in cash and cash equivalents	**(492)**	**1,962**	**(3,976)**	**498.8**	**(302.7)**
Effect of foreign exchange rate differences	(3)	(8)	29	166.7	(462.5)
Net cash and cash equivalents at the beginning of the year	2,796	2,301	4,255	(17.7)	84.9
Net cash and cash equivalents at the end of the year	**2,301**	**4,255**	**308**	**84.9**	**(92.8)**

Cash flows from operating activities

Our primary sources of liquidity are cash flows from operating activities and borrowings. We intend to fund our expenses, indebtedness and working capital requirements from cash generated from our operations and from capital raised in the markets. The decrease in cash flows from operating activities in the 2007 financial year is mainly due to higher taxation payments, partially offset by the increase in cash generated from operations. The decrease in cash flows from operating activities in the 2006 financial year was primarily due to the substantially higher dividends and taxation paid, as well as increased cash paid to suppliers, partially offset by higher cash receipts from customers.

Cash flows from investing activities

Cash flows from investing activities relate primarily to investments in our fixed-line network and our 50% share of Vodacom's investments in its mobile networks in South Africa and other African countries. The increase in cash flows used in investing activities is as a result of increased capital expenditure in both the fixed-line and mobile segments and acquisitions of subsidiaries and reduced disposals and additions to investments. The increase in cash flows used in investing activities in the 2006 financial year was primarily due to higher capital expenditure in our fixed-line and mobile segments, partially offset by increased proceeds on disposal of property, plant and equipment and intangible assets and investments in the 2006 financial year.

Cash flows from financing activities

Cash flows from financing activities are primarily a function of borrowing and share buy back activities. In the 2007 financial year, (1) loans and finance leases repaid and shares repurchased and cancelled exceeded (2) loans raised and the decrease in net financial assets, by R2,920 million. In the 2007 financial year cash flows used in financing activities increased primarily due to the lower sale of repurchase agreements and derivative instruments that were sold in the 2006 financial year to fund dividends and tax payments. On October 31, 2006, we repaid the TL06 local bond having a nominal value of R2,100 million and during the 2007 financial year, we repaid R3,731 million in nominal value of commercial paper bill debt. Commercial paper bills having a nominal value of R4,651 million were issued in the 2007 financial year.

In the 2006 financial year, loans and finance lease repaid and shares repurchased and cancelled exceeded loans raised and the decrease in financial assets by R258 million. On April 11, 2005, we repaid Euro 500 million of our 7.125% unsecured Euro bond that was issued on April 12, 2000 by issuing commercial paper bills ranging in maturities from one month to one year, with yields of between 7.00% and 7.51% and by issuing a further R600 million 10.5% unsecured local bond (TL06) due October 31, 2006 at a yield to maturity of 8.18%. In addition, we repaid a net of R2,720 million of commercial paper bills and utilized R1,502 million for the share buy-back. Cash inflows from maturing financial assets amounted to R4,544 million in the 2006 financial year.

In the 2005 financial year, loans and finance lease repaid, the increase in financial assets and the purchase of treasury shares, exceeded loans raised by R9,897 million. We repaid a R2,299 million 13% unsecured local bond due May 31, 2004 and a net of R1,445 million of commercial paper bills and utilized R1,710 million for the repurchase of Telkom shares. We further increased our interest-bearing investments by R4,303 million by placing excess cash in short-term repurchase agreements. Vodacom entered into a US$180 million, medium term loan for Vodacom Congo to replace Vodacom Group's share of extended credit facilities relating to Vodacom Congo of US$16.3 million and Euro 38.8 million, which were repaid during the year. Telkom's 50% share of the Vodacom debt is included in Telkom's consolidated financial statements.

Working capital

We had negative consolidated working capital of approximately R8.2 billion as of March 31, 2007, compared to negative consolidated working capital of approximately R3.0 billion as of March 31, 2006 and approximately R2.3 billion as of March 31, 2005 and Vodacom had negative working capital of approximately R7.4 billion as of March 31, 2007, compared to negative working capital of approximately R5.2 billion as of March 31, 2006 and approximately R2.8 billion as of March 31, 2005.. Negative working capital arises when current liabilities are greater than current assets. The increase in negative working capital in the 2007 financial year was primarily due to a reduction in cash used to pay dividends, tax and capital expenditures and an increase in the current portion of interest bearing debt, as a result of the TK01 local bond becoming due on March 31, 2008. The increased negative working capital in the 2006 financial year resulted primarily from maturing short term repurchase agreements, the proceeds of which were used in part for the payment of increased ordinary dividends, the payment of a special dividend and the payment of increased taxation. Telkom is of the opinion that the Telkom Group's cash flows from operations, together with proceeds from liquidity available under credit facilities and in the capital markets, will be sufficient to meet the Telkom Group's present working capital requirements for the twelve months following the date of this annual report. We intend to fund current liabilities through a combination of operating cash flows and with new borrowings and borrowings available under existing credit facilities. We had R8.7 billion available under existing credit facilities as of March 31, 2007.

See Item 3. "Key Information – Risk Factors – Risks Related to Our Business – If Vodacom does not continue to pay dividends or make other distributions to Telkom, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom's ordinary shares and ADSs to decline".

See Item 3. "Key Information – Risk Factors – Risks Related to Our Business – We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected".

Capital expenditures and investments

The following table shows the Telkom Group's investments in property, plant and equipment including intangibles, including our 50% share of Vodacom's investments, for the periods indicated.

	Year ended March 31,		
	2005 ZAR	2006 ZAR	2007 ZAR
	(in millions)		
Group capital expenditure			
Fixed-line	**4,104**	**4,935**	**6,641**
Baseline	1,596	2,128	3,409
Revenue generating	244	374	159
Network evolution	420	330	784
Sustainment	309	596	416
Effectiveness and efficiencies	1,177	1,080	1,141
Company support	211	376	501
Regulatory	116	15	188
Other	31	36	43
Mobile	**1,747**	**2,571**	**3,608**
Total investment in property, plant and equipment and intangibles	**5,851**	**7,506**	**10,249**

Our capital expenditure of approximately R6.6 billion ($911 million) on fixed-line capital expenditure in the year ended March 31, 2007 was higher than the budgeted fixed-line capital expenditure for the 2007 financial year of R6.5 billion largely due to investment in broadband services and an unfavorable exchange rate. The 34.6% increase in fixed-line capital expenditure in the 2007 financial year was primarily due to higher expenditure for business and residential broadband services, wholesale services to the mobile cellular operators, access line deployment in selected high growth residential areas, technologies to support the continued growth in our data services business, the ongoing rehabilitation of our access network and increasing the efficiencies and redundancies in our transport network in line with our planned migration to an internet protocol next generation network. The 40.3% increase in mobile capital expenditure in the 2007 financial year reflects the increased investment in South Africa and other African countries in network infrastructure due primarily to the increased customer base and higher traffic and to further support 3G technologies.

Our capital expenditure of approximately R4.9 billion ($802 million) on fixed-line capital expenditure in the year ended March 31, 2006 was lower than the budgeted fixed-line capital expenditure for the 2006 financial year of R5.0 billion largely due to unplanned delays and a more favorable exchange rate. The 20.2% increase in fixed-line capital expenditure in the 2006 financial year was primarily due to higher expenditure for access line deployment in selected high growth residential areas, technologies to support the continued growth in our data services business and the ongoing rehabilitation of our access network and increasing the efficiencies and redundancies in our transport network in line with our planned migration to an internet protocol next generation network. The 47.2% increase in mobile capital expenditure in the 2006 financial year reflects the increased investment in South Africa in network infrastructure due primarily to the increased customer base and higher traffic and to further support 3G technologies.

Historically, our fixed-line capital expenditures were aimed primarily at modernizing our network and rolling out lines in order to comply with our license obligations and prepare for competition. As we seek to implement our current strategy in the face of a significantly more competitive environment due to the entry of Neotel and the further liberalization of the South African communications market as a result of the enactment of the Electronic Communications Act, we have shifted our capital expenditure focus as we seek to evolve our fixed-line network to an internet protocol-based next generation network. As a result, we expect that our fixed-line capital expenditures in the 2008 financial year will be spent primarily in the following areas:

167

- Maintaining current service levels and growth;

- Improvements to current networks;

- Enhancing customer centricity;

- Next generation network; and

- Regulatory and legal to comply with regulatory obligations.

See "Principal factors that affect our Results of Operations – Capital Expenditures".

Our consolidated capital expenditures in property, plant and equipment for the 2008 financial year is budgeted to be approximately R11.2 billion, of which approximately R7.0 billion is budgeted to be spent in our fixed-line segment and approximately R4.2 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom's budgeted capital expenditure of approximately R8.4 billion. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See "Liquidity and Capital Resources – Capital Expenditures".

Contingent liabilities

Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year which was subsequently increased to US$172 million. The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of Telcordia. Telkom subsequently filed an application in the South African High Court to review and set aside the partial award. On November 27, 2003, the South African High Court set aside the partial award and issued a cost order in favor of Telkom. On May 3, 2004, the South African High Court dismissed an application by Telcordia for leave to appeal and ordered Telcordia to pay the legal costs of Telkom. On November 29, 2004, the Supreme Court of Appeals granted Telcordia leave to appeal. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal, Telcordia filed a similar petition in United States District Court of New Jersey. The United States District Court of New Jersey also dismissed Telcordia's petition, reaffirming the decision of the United States District Court of Columbia. Telcordia appealed this dismissal, which was later dismissed by the Appeals Court of New Jersey. The appeal by Telcordia in the Supreme Court of Appeals was set down for and heard on October 30 and October 31, 2006. Following the successful upholding of the appeal, Telkom filed an application for leave to appeal to the Constitutional Court on the issue revolving around the Supreme Court of Appeals' failure to recognize Telkom's rights of access to the courts under the South African Arbitration Act. The Constitutional Court dismissed Telkom's appeal with costs. As a result, the Supreme Court of Appeals' judgment brought to finality the dispute over the merits of Telcordia's claim against Telkom and the parties are expected to reconvene the arbitration solely for the purposes of determining the amount of damages to which Telcordia is entitled. Prior to the arbitration proceedings, tentatively scheduled for September 2007, the parties have an option of considering possible settlement. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre, or IDRC. The first hearing was held in London on May 21, 2007 and was a 'directions hearing', in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the damages hearing in September 2007.

The second hearing was held in London at the IDRC on June 25 and 26, 2007 and dealt with the application by Telcordia for the striking out of part of Telkom's defense on the basis that Tekom had raised issues in its defense that had already been heard by the arbitrator prior to his partial award. This application was dismissed by the arbitrator. The arbitrator also made a ruling compelling Telcordia to provide certain particulars requested by Telkom with regard to the claims by Telcordia. In his ruling, the arbitrator also set out a list of issues for determination at the damages hearing to be held during September 2007.

Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provision for estimated liabilities in respect of the Telcordia claim in the sum of US$70 million (R527 million), including interest but excluding legal fees. If Telcordia recovers substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or the incurrence of debt and the amount of any damages above Telkom's provision would increase Telkom's liabilities and decrease its net profit, which could have a material adverse effect on its financial condition and results of operations.

Competition Commission

We are parties to a number of legal proceedings filed by parties with the South African Competition Commission alleging anti-competitive practices described below. If Telkom were found to have committed prohibited practices as contained in the Competition Act, 1998, as amended, Telkom could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial years prior to the dates of the complaints. The Competition Commission has to date not imposed the maximum penalty on any offender.

As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties. These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies. We are currently unable to predict the amount that we may eventually be required to pay in these proceedings, however, we have not included provisions for any of these claims in our financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If Telkom is required to cease these practices, divest itself of the relevant businesses or pay significant fines, Telkom's business and financial condition could be materially adversely affected and its revenue and net profit could decline. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.

Internet Service Providers Association (ISPA)

In December 2005, ISPA, an association of internet service providers, or ISPs, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaints deal with the cost of access to SAIX, the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISPs and the alleged favorable installation timelines offered to TelkomInternet customers. The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom provided the Competition Commission with the information and is awaiting the Commission's response. This matter and the amount of Telkom's liability are not expected to be finalized within the next financial year.

Independent Cellular Service Provider Association of South Africa (ICSPA)

In 2002, the ICSPA filed a complaint against Telkom at the Competition Commission in terms of the Competition Act alleging that Telkom had entered into contracts with large corporations for its Cellsaver product, providing large discounts with the effect of discouraging corporations from using the 'premicell' device installed by their members. They alleged various contraventions of the Competition Act. Telkom provided the Competition Commission with certain information requested.

Telkom also referred the Competition Commission to its High Court application in respect of utilization of the 'premicell' device. The Competition Commission declined to refer the matter to the Competition Tribunal. ICSPA then referred the matter to the Competition Tribunal on September 18, 2003. Telkom filed its answering affidavit on November 28, 2003.

The South African Value Added Network Services (SAVA)

On May 7, 2002, the South African Value Added Network Services Providers' Association, an association of VANS providers, filed complaints against Telkom at the Competition Commission of the Republic of South Africa under the South African Competition Act, 89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act, 89 of 1998, and that it was engaged in price discrimination. The Competition Commission found, among other things, that several aspects of Telkom's conduct prima facie contravened the Competition Act, 89 of 1998, and referred certain of the complaints to the Competition Tribunal for adjudication. The complaints deal with Telkom's alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers.

Telkom has brought an application in the South African High Court to review the decision by the Competition Commission, on the basis that the Tribunal does not have the jurisdiction to adjudicate the matter. The Competition Commission has opposed the application, but the application has not yet been finally determined by the High Court. The review procedure requires that the Competition Commission file a full record of its proceedings pursuant to which is decision was taken. Once the record is filed, Telkom would have an opportunity to supplement its original papers, if required. The Competition Commission approached the High Court for an order as to how to deal with certain documents that it regarded as confidential. The Competition Commission subsequently filed its record of proceedings, but Telkom was of the view that the record was incomplete. Recently the Competition Commission filed the remainder of its record, including the confidential documents, and Telkom has supplemented its papers by filling a further affidavit. The Commission has now filed its answering affidavit. These matters and the amount of Telkom's liability are expected to be finalized within the next financial year.

Omnilink

On August 22, 2002 Omnilink filed a complaint against Telkom of the Competition Commission alleging that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter.

Orion/Telkom (Standard Bank and Edcon)

In April 2003, Orion filed a complaint against Telkom, Standard Bank and Edcon at the Competition Commission concerning Telkom's discounts offered on public switched telecommunication services to corporate customers. In terms of the rules of the Competition Commission, the Competition Commission, who acts as an investigator, had one year to investigate the complaint. Orion simultaneously with the filing of the complaint, also filed an application against Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering Orion's corporate customers reduced rates associated with Telkom's Cellsaver discount plan.

The Competition Commission completed its investigation and decided that there was no prima facie evidence of any contravention of the Competition Act. Orion however referred the matter to the

Competition Tribunal in terms of section 51 of the Competition Act, which allows for parties to refer matters to the Competition Tribunal themselves. Telkom has not yet filed its answering affidavit in the main complaint before the Competition Tribunal. To date there has been no further developments on this matter. These matters and the amount of Telkom's liability, if any, are not expected to be finalized within the next financial year.

M-Web and Internet Solutions (IS)

On June 29, 2005, M-Web and Internet Solutions, or IS, jointly lodged a complaint with the Competition Commission against Telkom and also requested interim relief at the Competition Tribunal. The complaint at the Competition Commission mainly deals with Telkom's pricing for ADSL retail products and its IP Connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other internet service providers, the architecture of Telkom's ADSL access route and the manner in which internet service providers can only connect to Telkom's edge service router via IP Connect as well as alleged excessive pricing for bandwidth on Telkom's international undersea cable. The application for interim relief at the Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of its current peering agreement, and demanded that Telkom treat the traffic generated by ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrade its peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilization. Telkom filed its answering affidavit, and is awaiting IS and M-Web's replying affidavit.

Since then Telkom has entered into a new peering agreement with IS. To date there has been no further developments on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.

M-Web

On June 5, 2007, MWeb brought an application against Telkom for interim relief at the Competition Tribunal with regard to the manner in which Telkom provides wholesale ADSL internet connections. MWeb requested the Competition Tribunal to grant an order of interim relief against Telkom to charge MWeb a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. MWeb further applied for an order that Telkom implement the migration of end customers from Telkom PSTS ADSL access to MWeb without interruption of the service. Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to "plead over" as to the merits of the matter. Telkom has also filed an application in the High Court of the Transvaal Provincial Division on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by MWeb.

See Item 3. "Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters" and Item 8. "Financial Information – Consolidated Financial Statements and Other Financial Information – Legal Proceedings". See also note 36 to the notes to the audited consolidated financial statements of the Telkom Group and note 35 to the notes to the audited consolidated financial statements of Vodacom included herein for additional information related to contingent liabilities of the Telkom Group and Vodacom, respectively.

Employee benefit special purpose entity

We had liabilities of R1,139 million, R2,607 million and R2,430 million in the years ended March 31, 2007, 2006 and 2005, respectively, in respect of post retirement medical aid obligations for current and retired employees.

In order to fund the liability towards the Medical aid, we set up a special purpose entity in the 2002 financial year for the purposes of funding these post retirement medical benefit obligations. In prior years this special purpose entity was purely used as a financing tool as we still retained our obligation to provide post retirement medical aid benefits to retired employees. The sinking fund held in the special purpose entity did not meet the definition of a plan asset in terms of IAS19 – Employee Benefits. Our interest in the special purpose entity was by way of equity, and this entity was fully consolidated in the Telkom Group's financial statements.

During the 2006 financial year, a portion of the funds held in the sinking fund of the special purpose entity was transferred to an annuity policy with the intention of specifically ringfencing funds towards the liability for pensioners over the age of 65. As of the end of 2006 financial year, the annuity policy did not meet the definition of a plan asset in terms of IAS19 – Employee Benefits and therefore the annuity fund portion was still included in the investments value as noted above. During the 2007 financial year an addendum to the cell captive annuity policy contract was signed, which ensured that the annuity fund in the special purpose entity qualifies as a plan asset with effect from June 1, 2006. This has changed the presentation of the liability and asset as the annuity policy meets the definition of a plan asset in terms of IAS19, which requires that the liability be reduced by the fair value of the plan asset. The effect of this on the consolidated annual financial statements is a reduction in investments as well as liabilities in the amount of R1,961 million. The amount of the reduction would have been approximately R1,731 million as of March 31, 2006 had this arrangement been in place as of that date. The fair value of the funds in this special purpose entity was R1,279 million, R2,819 million and R2,208 million as of March 31, 2007, 2006 and 2005, respectively, which was included in investments.

Off-balance sheet transactions

We did not have any off-balance sheet transactions during the year ended March 31, 2007.

Contractual obligations

The following table sets forth the Telkom Group's contractual obligations as of March 31, 2007:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In ZAR millions)				
Long-term debt obligations	12,549	6,285	876	1,957	3,431
Capital (finance) lease obligations	1,220	61	195	124	840
Operating leases					
Buildings	1,465	289	464	307	405
Rental receivable on buildings	(269)	(91)	(129)	(45)	(4)
Transmission and data lines	262	68	82	77	35
Vehicles	573	568	5	–	–
Equipment	23	6	11	6	–
Sport and marketing contracts	441	164	245	30	2
Forward exchange contracts					
– To buy	3,538	3,538	–	–	–
– To sell	(1,567)	(1,567)	–	–	–
Other long-term liabilities[(1)]	9,995	763	1,661	1,863	5,708
Total	**28,230**	**10,084**	**3,410**	**4,319**	**10,417**

(1) Other long-term liabilities comprise the expected benefit payments from the Telkom Retirement Fund and the Telkom Pension Fund for the following ten years. These benefit payments are funded by the plan assets in the Telkom Retirement Fund and Telkom Pension Fund, respectively. The contributions to the fund in each year is determined on a statutory basis. In addition Telkom may be required to make additional contributions should there be a short fall in the fund. In addition to the above, Telkom has an obligation under its post-retirement medical aid liability of R4,384 million which includes an unrecognized net actuarial loss of R1,284 million which is funded by plan assets of R1,961 million resulting in a recognized liability of R1,139 million. Telkom is required to fund the short fall in this obligation in future years, as and when the obligation becomes payable.

Telkom has renewed its full maintenance lease agreement for its vehicles with Debis Fleet Management (Pty) Limited, a company incorporated in South Africa, as of April 1, 2005. The original master lease agreement was for a period of five years and expired on March 31, 2005. The agreement has been extended for a further period of three years until March 31, 2008.

Funding sources

To date, we have financed our operations primarily from cash flows from operations and by borrowings in the South African and international capital markets. Access to international capital markets and its associated cost of funding depends in part on our credit ratings. We maintain an active dialog with the principal credit rating agencies who review our ratings periodically. Standard & Poor's International Ratings, LLC, a division of McGraw-Hill Companies Inc. has rated our foreign debt BBB, and Moody's Investors Services Inc., has rated our foreign currency long term issuer rating A3. We have not solicited a rating on our local Rand denominated debt due to our long standing relationships with Rand denominated investors. As of March 31, 2007, 90.6% of our debt was local debt, compared to 92.3% as of March 31, 2006 and 66.4% as of March 31, 2005. Our Rand denominated debt bears interest at rates ranging from 10 basis points to 60 basis points above treasuries and the effective interest rate for the year ended March 31, 2007 was 14.8% . Fixed rate debt represented approximately 90.4% of our total consolidated debt as of March 31, 2007.

The following table sets forth our consolidated indebtedness, including finance leases as of March 31, 2007.

	Interest payment dates	Interest rate (%)	Outstanding as of March 31, 2007	Nominal amount outstanding as of March 31, 2007	Maturing Year ended March 31,					After 2012
					2008	2009	2010	2011	2012	
			ZAR	ZAR	ZAR	ZAR	ZAR	ZAR	ZAR	ZAR
					(in millions)					
TELKOM										
Bonds										
10% statutorily guaranteed local bond due not later than March 31, 2008 (TK01)[1][2][3]	March 31, September 30	10	4,432	4,680	4,680	–	–	–	–	–
6% unsecured local bond due February 24, 2020 (TL20)[4]	February 22	6	1,246	2,500	–	–	–	–	–	2,500
Zero coupon unsecured loan stock due September 30, 2010 (PP02)[5]	–	–	264	430	–	–	–	430	–	–
Zero coupon unsecured loan stock due June 15, 2010 (PP03)[6]	–	–	844	1,350	–	–	–	1,350	–	–
Finance leases	n/a	13.43% 37.78%	852	852	4	12	–	10	18	808
Repurchase agreements	n/a	–	–	–	–	–	–	–	–	–
Commercial paper	–	–	1,339	1,350	1,350	–	–	–	–	–
Zero coupon unsecured commercial paper bills with a maturity not later than June 1, 2007. The average discount rate on these commercial paper bills is 9.044% per annum.										
Bank facilities										
R600 million unsecured overdraft facility with ABSA Bank Limited, repayable on demand	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–	–
R4 billion unsecured overdraft facility with The Standard Bank of South Africa Limited, repayable on demand	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–	–
R500 million unsecured overdraft facility with FirstRand Bank Limited, repayable on demand	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–	–

	Interest payment dates	Interest rate (%)	Outstanding as of March 31, 2007	Nominal amount outstanding as of March 31, 2007	Maturing Year ended March 31,						After 2012
					2008	2009	2010	2011	2012		
			ZAR	ZAR	ZAR	ZAR	ZAR	ZAR	ZAR		ZAR
					(in millions)						
R150 million unsecured overdraft facility with Commerzbank AG, repayable on demand	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–		–
$35 million unsecured short-term loan facility with Calyon Corporate and Investment bank, various repayment dates	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–		–
R1 billion uncommitted/ short-term facility with Sumitomo Mitsui Banking Corporation	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–		–
R62.75 million unsecured short-term facility with Standard Chartered Bank	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–		–
Various bank loans[3]	–	Various	106	106	–	–	–	16	10		80
Bank overdraft and other short-term debt	–	–	–	–	–	–	–	–	–		–
Total Telkom			**9,083**	**11,268**	**6,034**	**12**	**–**	**1,806**	**28**		**3,388**
VODACOM[7]											
$8.4 million shareholders Loan with Planetel Communications Limited[8]	–	LIBOR + 5%	27	27	–	27	–	–	–		–
$10 million shareholders loan with Caspian Construction Company[8]	–	LIBOR + 5%	32	32	–	32	–	–	–		–
$7.8 million/Euro 3.9 project finance for Vodacom Tanzania Limited	–	6% – 14.4%	47	47	47	–	–	–	–		–
$180 million medium-term loan to Vodacom International Limited	–	LIBOR + 0.35%	655	655	–	–	655	–	–		–
$37.0 million preference shares by Vodacom Congo (R.D.C) s.p.r.l.[9]	–	4%	135	135	135	–	–	–	–		–
R2.5 million shareholder loan with Sekha-Metsi Investment Consortium Limited	–	13.7%	1	1	–	1	–	–	–		–
R6.0 million of the shareholder loan with Number Portability Company (Proprietary) Limited	–	Prime	3	3	–	–	–	–	–		3
Various finance leases[10]	–	12.1% – 16.9%	364	364	57	97	49	81	42		38
Various other short-term loans	–	various	13	13	11	–	–	–	–		2
Bank overdrafts and other short-term debt	–	–	441	441	441	–	–	–	–		–
Total Vodacom[7]			**1,718**	**1,718**	**691**	**157**	**704**	**81**	**42**		**43**
TDS DIRECTORY OPERATIONS											
Various finance leases[10]	–	–	4	4	1	3	–	–	–		–
Total TDS Directory Operations			**4**	**4**	**1**	**3**	**–**	**–**	**–**		**–**
TOTAL			**10,805**	**12,990**	**6,726**	**172**	**704**	**1,887**	**70**		**3,431**

175

(1)   Listed on the Bond Exchange of South Africa.

(2)   Open ended bond issue, and number of bonds issued varies from time to time. As of March 31, 2007, R4,680 million of these bonds were in issue.

(3)   R4,537 million of Telkom's indebtedness outstanding as of March 31, 2007 was guaranteed by the Government of the Republic of South Africa.

(4)   2,500 of these bonds were issued on February 22, 2000 at a yield to maturity of 15.00%. The TL20 bond was listed on the Bond Exchange of South Africa with effect from April 1, 2005.

(5)   Issued on February 25, 2000. Original amount issued was R430 million. The yield to maturity of this instrument issued by Telkom is 14.37%.

(6)   Issued on June 15, 2000. Original amount issued was R1,350 million. The yield to maturity of this instrument is 15.175%.

(7)   Represents Telkom's 50% share of Vodacom's indebtedness.

(8)   Repayable on approval of at least 60% of the shareholders of Vodacom Tanzania Limited.

(9)   The preference shares are redeemable, but only after the first three years from date of issuance, and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.

(10) Secured by land and buildings.

We expect to repay the indebtedness and other obligations in the above table with cash flows from operations, and the refinancing of debt with new borrowings and borrowings available under existing credit facilities. Telkom's special purpose entity established to fund post retirement medical benefits obligations indirectly held 171,002 of Telkom's ordinary shares as of March 31, 2007.

The funds raised through the issuances of the above indebtedness were used for the extension and modernization of our communications networks, the provision of additional communications services, the refinancing of existing indebtedness and for general working capital purposes.

The debt instruments in the above table do not contain any restrictive covenants except a number of the instruments contain provisions limiting our ability to create liens. Some of our debt contains cross default provisions. In addition, a side letter to the subscription agreement (as amended) of our R2.5 billion 6% local bonds due February 24, 2020 contain financial maintenance covenants requiring the Telkom Group to maintain the following ratios:

• EBITDA to net interest expense ratio of no less than 3.5:1; and

• net interest bearing debt to EBITDA ratio of no greater than 2.0:1 in the 2003 financial year, increasing to 3.0:1 in the years thereafter.

The above ratios are calculated semi-annually based on accounting policies in use at the time the indebtedness was incurred. Because the above ratios are calculated based on accounting policies in use at the time the indebtedness was incurred, EBITDA for purposes of the ratios is not calculated in the same manner as it is calculated elsewhere in this document. The covenants will be effective for so long as the initial subscriber holds at least 70% in nominal value of the bonds. We were in compliance with the above ratios during the year ended March 31, 2007.

All debt incurred by Telkom prior to 1991 is guaranteed by the Government of the Republic of South Africa pursuant to Section 35 of the South African Exchequer Act, 66 of 1975. The Government of the Republic of South Africa does not guarantee debt incurred thereafter or Vodacom's debt. As of March 31, 2007, R4.5 billion of our total debt of R10.8 billion was guaranteed by the Government of the Republic of South Africa.

No loans have been furnished by Telkom or any of its subsidiaries for the benefit of any director or any member of our senior management team as of March 31, 2007.

Telkom's policy is to hedge its exposure to foreign exchange rate fluctuations. Currency exchange hedges are not always commercially available in other African countries. Interest rate risk is converted to Rands and managed per our policy and control manual which stipulates guidelines on exposure to fixed and floating rate debt. Telkom's philosophy is to target a fixed/floating debt ratio of at least 65% fixed, adjusted to market conditions considering the interest rates at that time. If interest rates are low, Telkom will establish a higher than 65% fixed/floating debt ratio and when interest rates are high, Telkom seeks to establish the ratio closer to a 65% fixed/floating debt ratio.

Significant accounting judgments and estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management's best knowledge of current events and actions that the Telkom Group may undertake in the future, actual results ultimately may differ from those estimates.

The presentation of the results of operations, financial position and cash flows in the consolidated financial statements of the Telkom Group is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as a basis for the preparation of these consolidated financial statements. Management has made certain judgments in the process of applying the Telkom Group's accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, are as follows:

Property, plant and equipment and intangible assets

The useful lives of assets are based on management's estimation. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual categories of property, plant, equipment and intangible assets. Due to the rapid technological advancement in the telecommunications industry, as well as Telkom's plan to migrate to a next generation network over the next few years, the estimation of useful lives could differ significantly on an annual basis due to unexpected changes in the roll-out strategy. The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6 of the consolidated financial statements of the Telkom Group. The estimation of residual values of assets is also based on management's judgment whether the assets will be sold or used to the end of their useful lives and what their condition will be like at that time.

For intangible assets that incorporate both a tangible and intangible portion, management uses judgment to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.

Determination of impairments of property, plant and equipment, and intangible assets

Management is required to make judgments concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that an impairment exists. The Group applies the impairment assessment to its separate cash generating units. This requires management to make significant judgments concerning the existence of impairment indicators, identification of separate cash generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less costs to sell. Management judgment is also required when assessing whether a previously recognized impairment loss should be reversed.

Where impairment indicators exist, the determination of the recoverable amount of a cash generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. Key assumptions on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per asset component, capital expenditure, expected customer bases and market share. The judgments, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.

Asset retirement obligations

Management judgment is exercised when determining whether an asset retirement obligation exists, and in determining the present value of expected future cash flows and discount rate when the obligation to dismantle or restore the site arises, as well as the estimated useful life of the related asset.

Financial assets

At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgment is required when determining the expected future cash flows. To determine whether the decline in fair value is prolonged, reliance is placed on an assessment by management regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.

Impairment of receivables

An impairment is recognized for estimated losses firstly on an individually significant trade receivable and secondly on a group of trade receivables with similar credit risk that are assessed to be impaired based on objective evidence as a result of one or more events that occurred during the reporting period. For those customers which have defaulted management makes judgments based on an assessment of their ability to make payments based on credit worthiness and historical write-off experience. Should the financial condition of the customers change, actual write offs could differ significantly from the impairment.

Taxation

Management judgment is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets should be recognized or derecognized. The realization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognize unutilized taxation credits, management needs to determine the extent that future payments are likely to be available for set-off. In the event that the assessment of future payments and future utilization changes, the change in the recognized deferred taxation assets must be recognized in profit or loss.

The tax rules and regulations in South Africa as well as the other African countries within which the Group operates are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects South African tax laws to further develop through changes in South Africa's existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.

The growth of the Telkom Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgment more challenging. The resolution of taxation issues is not always within the control of the Telkom Group and it is often dependent on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Telkom Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and the current taxation payments. Group entities are regularly subject to evaluation, by the relevant tax authorities, of its historical tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules to the business of the relevant Group entities. These disputes may not necessarily be resolved in a manner that is favorable for the Telkom Group. Additionally the resolution of disputes could result in an obligation for the Telkom Group that exceeds management's estimate.

Deferred taxation rate

Management makes judgments on the tax rate applicable based on the Group's expectations at balance sheet date on how the asset is expected to be recovered or the liability is expected to be settled.

Employee benefits

The Group provides defined benefit plans for certain post-employment benefits. The Group's net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered. The obligation and assets related to each of the post retirement benefits are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30 to the consolidated annual financial statements. The assumptions determined by management make use of information obtained from the Group's employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post retirement benefits may be affected materially.

The discount rate used reflects the average timing of the estimated defined benefit payments. The discount rate is based on long term South African government bonds with the longest maturity period as reported by the Bond Exchange of South Africa. The discount rate is expected to follow the trend of inflation.

The overall expected rate of return on assets is determined based on the market prices prevailing at that date, applicable to the period over which the obligation is to be settled.

Telkom provides equity compensation in the form of the Telkom Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30 of the Telkom Groups consolidated financial statements. The assumptions include employee turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the amount of expense ultimately recognized in the consolidated financial statements.

Management judgment is required when recognising and measuring provisions and when measuring contingent liabilities as set out in notes 29 and 39 of the consolidated annual financial statements, respectively. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgment. The Group is required to recognize provisions for claims arising from litigation when the occurrence of the claim is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgments regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

Revenue recognition

To reflect the substance of each transaction, revenue recognition criteria are applied to each separately identifiable component of a transaction. In order to account for multiple-element revenue arrangements in developing its accounting policies, the Telkom Group considered the guidance contained in the United States Financial Accounting Standards Board (FASB) Emerging Issues Task Force No 00-21 Revenue Arrangements with Multiple Deliverables. Judgment is required to separate those revenue arrangements that contain the delivery of bundled products or services into individual units of accounting, each with its own earnings process, when the delivered item has stand-alone value and the undelivered item has fair value. Further judgment is required to determine the relative fair values of each separate unit of accounting to be allocated to the total arrangement consideration. Changes in the relative fair values could affect the allocation of arrangement consideration between the various revenue streams.

Judgment is also required to determine the expected customer relationship period. Any changes in these assessments may have a significant impact on revenue and deferred revenue.

Dealer incentives

Telkom provides incentives to its retail payphone card distributors as trade discounts. Incentives are based on sales volume and value. Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.

Vodacom acts as a principle in its relationship with its dealers and service providers. Dealers and service providers are not permitted to purchase and resell Vodacom airtime, they simply pass on to the customer, the airtime that arises from the customer's use of the Vodacom network.

The role of the dealers and service providers is to undertake sales and marketing of airtime services, including connection and renewal of contract customers and sales to pre paid customers, and certain administrative services in relation to customers connected to the Vodacom network, such as sales force and customer care and billing of individual customers for which they are compensated by Vodacom. In effect, Vodacom has simply outsourced these functions, which they would otherwise have performed internally, incurred and recorded as expenses, and the contract between Vodacom and their dealers and service providers specifies what these functions are and how they will be compensated by incentive commissions.

Vodacom pays amounts to its service providers and dealers for the ongoing administration of its customers on a monthly basis.

The following incentive commissions are also paid by Vodacom to its dealers and service providers:

Contract connection and retention incentive commissions

Contract products that may include deliverables such as a handset and 24 month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognized based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Contract retention incentive commissions

These commissions are paid to service providers or dealers for all contract packages. Vodacom calculates the incentive paid monthly and the expense is recognized in the period it is earned by the service provider or dealer.

Prepaid incentive commissions

Prepaid products that may include deliverables such as a SIM card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognized on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Distribution incentive commissions

These commissions are paid to service providers or dealers to maintain and increase their loyalty to, and exclusivity with, Vodacom. These commissions are deferred and expensed over the contractual relationship period.

Handset incentive commissions

These incentives are offered by Vodacom to dealers who purchase phones from Vodacom to provide to customers, which are recorded as a net against revenue.

Item 6.   Directors, senior management and employees

DIRECTORS AND SENIOR MANAGEMENT

Directors and senior management of Telkom

Directors of Telkom

The management of Telkom is vested in its board of directors, which consists of eleven members. In accordance with Telkom's articles of association, the Government, as the holder of the class A ordinary share, and the Public Investment Corporation, as the beneficial holder of the class B ordinary share, are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them. As of the date hereof, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-executive director to Telkom's board of directors. Telkom's shareholders are entitled to appoint, in a general meeting, that number of directors, if any, that are not appointed by the holder of the class A ordinary share, the holder of the class B ordinary share or the board of directors. The shareholders in a general meeting are not entitled to fill a vacancy created by a director appointed by either the holder of the class A ordinary share or the class B ordinary share. If, as of March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom's articles of association, they will be so converted and the rights of the Government and the Public Investment Corporation as holders of the class A ordinary share and class B ordinary share, respectively, including their rights to appoint members of Telkom's board of directors will be terminated.

The chief executive officer is Telkom's most senior executive and the exercise of his authority is subject to the authority and direction of the board of directors. Telkom's articles of association provide that the chief executive officer shall be an executive director nominated and appointed at least every three years by the board of directors, after consultation with the Government, for so long as it is a significant shareholder. Pursuant to Telkom's articles of association, the board of directors is required to meet at least once a quarter.

Significant shareholder

Pursuant to Telkom's articles of association, a significant shareholder is any person that holds either a class A ordinary share or a class B ordinary share and at least 15% of Telkom's issued ordinary shares, subject to adjustment to reflect additional issuances of ordinary shares by Telkom after March 4, 2003, provided that the percentage will not be lower than 10%.

Sale of Thintana shares and current shareholding

Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. Following the completion of this sale, Thintana Communications beneficially owned a 15.1% interest in Telkom, including the class B ordinary share, and remained a significant shareholder. In November 2004 Thintana Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public Investment Corporation, an investment management company wholly owned by the South African Government. Following the sale by Thintana Communications, all of Thintana Communications' representatives on Telkom's board and its management designees were replaced.

As of June 29, 2007, the Public Investment Corporation beneficially owned 15.2% of Telkom's issued and 15.8% of Telkom's outstanding ordinary shares and the class B ordinary share that it had acquired from Thintana Communications, plus an additional 6.4% of Telkom's issued and 6.7% of

Telkom's outstanding ordinary shares that it had acquired in the market, and the Elephant Consortium beneficially owned 7.0% of Telkom's issued and 7.4% of Telkom's outstanding ordinary shares. The Public Investment Corporation is not a "significant shareholder" of Telkom, however, it is entitled to appoint one executive or non-executive director to Telkom's board of directors, as the holder of the class B ordinary share. As of June 29, 2007, the Government of the Republic of South Africa owned 38.9% of Telkom's issued and 40.6% of Telkom's outstanding ordinary shares, plus the class A ordinary share, and is entitled to appoint five directors, including two executive directors, to Telkom's board of directors and is the only "significant shareholder" of Telkom.

Directors

The following resignations and appointments to the Telkom Board of Directors occurred since April 1, 2006:

Resignations	Date of resignation
TCP Chikane	June 19, 2006
NE Mtshotshisa	October 31, 2006
LRR Molotsane	April 5, 2007
PL Zim	April 11, 2007

Appointments	Date of appointment
KST Matthews	June 19, 2006
SL Arnold	November 1, 2006
RJ September	May 8, 2007
MJ Lamberti	May 29, 2007

The following are Telkom's directors as of March 31, 2007. All of Telkom's directors are citizens of the Republic of South Africa.

Name	Year of birth	South African business address	Position	Expiration of term of office	Year of appointment
Shirley Lue Arnold[1] . . .	1960	Telkom Towers North 152 Proes Street Pretoria, 0002	Chairperson of the Board; Non-executive Director	2009	2006
Papi Molotsane[2]	1959	Telkom Towers North 152 Proes Street, Pretoria, 0002	Chief Executive Officer; Executive Director	2008	2005
Dumisani Tabata[1]	1955	269 Oxford Road, Illovo, 2196	Non-executive Director	2007	2004
Yekani Tenza[1]	1957	5th Floor, Carlton Centre, 150 Commissioner Street, Johannesburg, 2001	Non-executive Director	2007	2004

183

Name	Year of birth	South African business address	Position	Expiration of term of office	Year of appointment
Thabo Mosololi[3]	1969	Palazzo Towers East, Montecasino Boulevard, Fourways, 2055	Non-executive Director	2007	2004
Lazarus Zim[3][4]	1960	44 Main Street, Johannesburg, 2001	Non-executive Director	2007	2004
Marius Mostert[1]	1959	JGM House 5th Floor 72 Grayston Drive Sandton 2196	Non-executive Director	2007	2004
Tshepo Mahloele[5]	1967	Glenfield Office Park Block C 1st Floor Sprite Avenue Faerie Glen, 0043	Non-executive Director	2007	2004
Sibusiso Luthuli[3]	1973	14 Crompton Street, Pinetown, 3600	Non-executive Director	2008	2005
Brahm du Plessis[3] . . .	1955	41 St. John Road Houghton, 2041	Non-executive Director	2007	2004
Keitumetse Matthews[1]	1951	Shop G4, Richmond Centre, Main Road, Plumstead, Cape Town, 7800	Non-executive Director	2009	2006

In addition, the following directors were appointed to the board after March 31, 2007:

Name	Year of birth	South African business address	Position	Expiration of term of office	Year of appointment
Reuben September . . .	1957	Telkom Towers North 152 Proes Street Pretoria, 0002	Acting Chief Executive Officer, Executive Director	See Note 6	2007
Mark Lamberti	1950	54 Oxford Avenue Sandhurst, Sandton 2196	Non-executive Director	Until next AGM in 2007	2007

(1)   Government representative.
(2)   Resigned April 5, 2007.
(3)   Independent.
(4)   Resigned April 11, 2007.
(5)   Public Investment Corporation representative.
(6)   Dependant on the appointment of a chief executive officer.

Shirley Lue Arnold was appointed to the board on November 1, 2006 as chairperson and non-executive director. Ms. Arnold has served as a non-executive director and chairperson of the Empowerment Committee of Peermont Global Ltd since July 2004. Ms. Arnold is a member of the Chairpersons Forum, Gordon Institute of Business and also a member of the Independent Directors Initiative and the Institute of Directors in South Africa. She is a trustee of the Thutuka Bursary Fund (SAICA) and the Maths Centre, and is also a patron of the Student Sponsorship Programme. Ms. Arnold was a non-executive director of Ernst & Young South Africa from February 2002 to April 2006 and acting chairperson from February 2005 to April 2006. She was also a member of the accounting firm's nominations committee from November 2004 to April 2006. Ms. Arnold holds a Bachelor of Arts degree and a Certificate in Education.

Papi Molotsane was appointed to the board and as chief executive officer in September 2005 and left the employment of Telkom on April 5, 2007. Prior to joining Telkom, he was the Group Executive of Transnet from February 2003 to August 2005 and chief executive officer of Fedics from January 1999 to January 2003. Mr. Molotsane has a broad-based professional background in engineering, systems, operations, sales, marketing and human resources. Mr. Molotsane is currently a director of SA America's Cup Challenge. Previously he acted as a director of Arivia.kom, and Fike Investment (Pty) Limited. Mr. Molotsane has a Bachelor of Science in Business Services, a Bachelor of Engineering Technology and Master of Science in Business Administration. Mr. Molotsane also completed the Stanford Executive Program in the USA. Mr. Molotsane was also a director of Vodacom.

Dumisani Tabata was appointed to the board on September 20, 2004. Mr. Tabata is a director and founding member of Smith Tabata Incorporated. He was admitted as an attorney in 1984 and specializes in constitutional litigation and administrative law. Mr. Tabata has acted as a High Court Judge and has served on the executive board of National Association of Democratic Lawyers. He is chairman of STRB Attorneys in Johannesburg, director of the ABSA regional advisory board (Eastern Cape), and a director of Smith Tabata Buchanan Boyes. Mr. Tabata holds a Bachelor of Procuration and LLB degrees.

Yekani Tenza was appointed to the board on September 20, 2004. He has more than 15 years business experience ranging from manufacturing industry to the financial sector, particularly in the formulation and implementation of strategy. He has extensive experience in the healthcare sector having been the executive director of Medscheme Holding (then, the largest medical scheme administrator in South Africa). He is the former chief executive officer of Bonitas Medical Aid Fund and served as President and chief executive officer of Foskor Limited (largest producer of phosphoric acid in South Africa). He is a current non-executive director of the Gas Corporation of South Africa (iGas) and a former director of PetroSA Limited. Mr. Tenza holds a Bachelor of Commerce Bachelor of Accounting Science (Honors) and a MBA and he is a Certified Public Accountant (USA).

Thabo Mosololi was appointed to the board on October 15, 2004. Mr. Mosololi has been the financial director of Tsogo Sun Gaming since 2002. His expertise spans management consulting, financial re-engineering and strategy development. He is a member of SAICA and ABASA. In 1999, Mr. Mosololi was appointed by the Minister of Finance to the Financial Services Board Insider Trading Directorate. In 2001, Thabo was appointed as a commissioner on the Fiscal & Financial Commission. He serves as chairman of the Board of Trustees for the Education Foundation and NGO involved in the Curriculum Development and policy research on education in South Africa. Mr. Mosololi holds a Diploma in Project Management, MAP, EDP and is a Chartered Accountant (South Africa).

Lazarus Zim was appointed to the board on October 15, 2004 and resigned on April 11, 2007. Mr. Zim has served as the chairman of Kumba Iron Ore since February 2004 and serves on the boards of Anglo-American SA Limited, AngloGold Ashanti Limited, Mondi SA Limited and Sanlam Limited. Mr. Zim is also president of the Chamber of Mines. Previously, he was the chief executive officer of Anglo American South Africa Limited from February 2005 until April 2006. Mr. Zim has in-depth knowledge of the African communications markets as he previously worked as the managing director of MTN International. In this role he was responsible for operations outside of South Africa, including the establishment of MTN in Nigeria. Prior to this, he was chief executive officer of MIH South Africa. Mr. Zim holds a Bachelor of Commerce (Honors) and a Masters in Commerce.

Marius Mostert was appointed to the board on September 20, 2004. Dr. Mostert is the group financial director of Decillion Limited and is responsible for its South African operations. Prior to joining Decillion, Dr. Mostert was financial director of PSG Investment Bank and executive vice president, professional services at the Industrial Development Corporation. Dr. Mostert holds a Bachelor of Commerce (Cum Laude), Bachelor of Commerce (Honors) (Investment Management), MBA (Cum Laude), Doctorate in Commerce and is a Chartered Accountant (South Africa). Dr. Mostert is also a director of Vodacom.

185

Tshepo Mahloele was appointed to the board on November 29, 2004. Mr. Mahloele has extensive experience in corporate and project finance. Mr. Mahloele currently leads the Pan-African infrastructure development fund being established by the Pubic Investment Corporation. Mr. Mahloele has also served as the deputy chairman of Circle Capital Ventures (Proprietary) Limited since June 2006. Mr. Mahloele was head of corporate finance at the PIC and Isibaya Fund from August 2003 to January 2006. He was previously a private sector investments manager at DBSA and has worked for the Commonwealth Development Corporation, where he was involved in the capital funding for infrastructure projects. Mr. Mahloele holds a Bachelor of Procurationis.

Brahm du Plessis was appointed to the board on December 2, 2004. Advocate du Plessis has been a practicing advocate at the Johannesburg Bar since 1987, specializing in intellectual property law. Prior to that he was a senior lecturer in Roman-Dutch Law at the University of Cape Town. He was a founder member of the CDRT (Community Dispute Resolution Trust) and is past chairman of the Johannesburg branch of NADEL. He has published a law journal article on the Contracts in Restraint of Trade in Roman and Roman-Dutch Law. Advocate du Plessis is a member of Advocates for Transformation and a member of the Johannesburg Bar Council. Advocate du Plessis holds Bachelor of Arts and LLB degrees from the University of Stellenbosch and an LLM degree from the University of London (LSE).

Sibusiso Luthuli was appointed to the board on July 29, 2005. Mr. Luthuli is the managing director of Ithala Limited, a position he was appointed to in July 2004. Prior to that he was finance director of Ithala Limited from January 2004 to June 2004. Other positions Mr. Luthuli held include that of executive manager at Nedbank Corporate from April 2000 to December 2003. He is non-executive chairman of Enaleni Pharmaceuticals Limited, chairman of the University of KwaZulu-Natal Audit Committee, a member of the University of KwaZulu-Natal Council, director of Richards Bay Industrial Development Zone (IDZ) Company, member of Thekweni Municipality Audit Committee, director of Luthuli & Luthuli Investments (Proprietary) Limited, trustee of Amathuli Trust and member of the KZN Provincial Government audit committee. Mr. Luthuli holds a Bachelor of Commerce degree from the University of Zululand, a post graduate diploma in Accountancy from the University of Durban Westville, and is a qualified Chartered Accountant (South Africa).

Keitumetse Matthews was appointed to the board on June 19, 2006. Ms. Matthews is a businesswoman and has been a member of Keida Children's Books CC since April 2006. Ms. Matthews was chief legal advisor for the South African Broadcasting Corporation from March 2002 to September 2005. In April 2000, she was appointed special advisor to the Minister of Communications until February 2002. Other positions that Ms. Matthews has held include that of legal advisor at Midi Television, housing lawyer at the London Borough of Lambert Legal Services and copyright lawyer at British Broadcasting Corporation. Ms. Matthews is a Barrister-at-Law and also holds a Bachelor of Arts (Honors) degree.

Reuben September was appointed to the board on May 8, 2007 following his appointment as acting chief executive officer on April, 5, 2007. Previously, he served as chief operating officer since September 2005, as chief technical officer from May 2002 until August 2005 and as managing executive of technology and network services from March 2000 to April 2002. He has worked in various engineering and commercial positions at Telkom since 1977. He is a member of the Professional Institute of Engineers of South Africa (ECSA) and holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Cape Town. Mr. September is also a director of Vodacom.

Mark Lamberti was appointed to the board on May 29, 2007. Mr. Lamberti is the deputy chairman of the board and chief executive officer of Massmart Holdings Limited, a company he founded 19 years ago and of which he was the largest private shareholder until recently. Mr. Lamberti stepped down as chief executive officer and was appointed non-executive chairman on July 1, 2007.

Mr. Lamberti currently serves as a non-executive director of Allied Electronics Corporation Limited and Business Leadership South Africa and is co-chairman of the Consumer Goods Council of South Africa. Mr. Lamberti holds a Bachelor of Commerce degree from the University of South Africa, a Masters degree in Business Administration from the University of the Witwatersrand and is an alumnus of the Harvard Graduate School of Business Administration where he completed the Presidents Program in Leadership.

Alternate directors of Telkom

No alternative directors have been appointed as of the date hereof.

Senior management of Telkom

The following are members of senior management of Telkom as of March 31, 2007:

Name	Year of birth	Position	Year of employment
Papi Molotsane[(1)] (left the employment of Telkom on April 5, 2007)	1959	Chief Executive Officer	2005
Kaushik Patel	1962	Chief Financial Officer	2000
Reuben September[(1)(2)]	1957	Chief Operating Officer	1977
Wallace Beelders (resigned March 31, 2007)	1959	Chief Sales and Marketing Officer	1977
Thami Msimango (resigned March 31, 2007)	1966	Chief Technical Officer	1984
Mandla Ngcobo (resigned April 1, 2007)	1960	Chief Corporate Affairs	1998
Motlatsi Nzeku	1961	Chief Information Officer	1994

(1) Biography set forth above.
(2) Appointed acting Chief Executive Officer on April 5, 2007.

In addition, the following persons were appointed after March 31, 2007:

Ouma Rasethaba (appointed May 1, 2007)	1960	Acting Chief Corporate Affairs	2006
Godfrey Ntoele (appointed April 1, 2007)	1960	Acting Chief Sales and Marketing Officer	1997
Bashier Sallie (appointed April 1, 2007)	1967	Acting Chief Technical Officer	1986

The business address of each of Telkom's executive officers is Telkom Towers North, 152 Proes Street, Pretoria, South Africa 0002.

Kaushik Patel was appointed chief financial officer in January 2004. He joined Telkom and served as deputy chief financial officer since December 2000. Prior to joining Telkom, he served as financial director for Teba Bank Limited from April 1999 to November 2000 and finance executive for the African Bank Limited since March 1998. He holds a Bachelor of Accounting Science (Honors) degree from the University of South Africa and is a Chartered Accountant (South Africa). Mr. Patel is also an alternate non-executive director of Vodacom.

Wallace Beelders was appointed chief sales and marketing officer in December 2005 and resigned on March 31, 2007. He joined Telkom in 1977 and previously held the position of managing executive for corporate, key and global markets from October 2004 to November 2005. Previously, Mr. Beelders was managing executive of international and special markets from December 2000 to September 2004. He holds a Masters Diploma in Technology from the Pretoria Technikon.

Thami Msimango was appointed chief technical officer in September 2005 and resigned on March 31, 2007. Mr. Msimango joined Telkom in 1984 and has held a number of positions in Telkom. Previously, he was managing executive of technology and network services from July 2003 to September 2005 and executive Technology, Direction and Integration from June 2002 to June 2003. Mr. Msimango has been involved in the information and communication technology sector for the past 22 years beginning his career in the former Department of Posts and Telecommunications in 1984. Mr. Msimango has taken a number of management programs at various higher education institutions. Mr. Msimango was a non-executive director of Swiftnet (Pty) Ltd and Telkom Media (Pty) Ltd.

Mandla Ngcobo was appointed as chief corporate affairs officer in September 2005 and resigned on March 31, 2007 to join Telkom Media (Pty) Ltd. Previously, he was the group legal executive from September 2000 to August 2005. Mr. Ngcobo is an admitted attorney of the High Court. Prior to joining Telkom he was in private practice in Durban and Johannesburg for approximately ten years. Mr. Ngcobo qualified with an LLB degree from Natal University in 1985 and in 2001 graduated with an LLM in Company Law at Wits University. Mr. Ngcobo was a trustee of the Telkom Retirement Fund until November 30, 2005. He is also a past General Secretary of the Black Lawyers Association, Gauteng branch. Mr. Ngcobo has served as a non-executive director at Brait South Africa following the acquisition of a 26% interest of Brait by Sithongo Consortium. Mr. Ngcobo is also a director of Representative Investments (Pty) Limited which is part of the Sithongo consortium. He also sits on the Brait Audit Committee. Mr. Ngcobo is a former member of the SAFA 2010 World Cup Board and is currently a member of the remuneration sub-committee of the 2010 World Cup Local Organizing Committee.

Motlatsi Nzeku was appointed chief information officer in March 2006. Previously, he was group executive of procurement since November 2004 and managing executive of customer services from April 2001 to October 2004. He holds a Bachelor of Science in Mathematics and Physics and a Bachelor of Engineering degree.

Ouma Rasethaba was appointed as acting chief corporate affairs officer on May 1, 2007. She joined Telkom in February 2006 serving as group executive of regulatory and public policy. Prior to joining Telkom she practised as an advocate of the High Court of South Africa. She also held the position of special director of Public Prosecutions at the National Prosecuting Authority from February 2000 to January 2006. She holds a Bachelors degree in law (B.Proc.) from the University of the North, an Honours degree in law (LLB) from the University of the Witwatersrand, a Masters degree in law (LLM) from the University of Pretoria as well as a Higher Diploma in Company Law from the University of the Witwatersrand. She is non-executive director and chairman and member of the audit committee of TDS Directory Operations (Pty) Limited.

Bashier Sallie was appointed acting chief technical officer on April 1, 2007. Previously, he served as managing executive for network field operations from January 2006 to March 2007, managing executive for network service management from April 2004 to December 2005, managing executive data services from January 2002 to March 2004 and executive for telematics from February 1999 to December 2001. He joined Telkom in 1986, starting his career in the former Department of Posts and Telecommunications and served most of his early tenure in technology and network services. He completed the Management Advancement Program at the Graduate School of Business Leadership at the University of the Witwatersrand.

Godfrey Ntoele was appointed acting chief sales and marketing officer on April 1, 2007. He has also served as managing executive, retail business since December 2000. Previously, he served as executive, national accounts, government accounts and head of sales, government and utilities from August 1999 to November 2000. Before joining Telkom, Mr. Ntoele was the sales and marketing director at Nampak. Mr. Ntoele obtained a Bachelor of Arts degree in Law at the University of Fort Hare in 1985, completed the Management Development Program at Rhodes University in 1989 and received the Program for Management Development Certificate from the Harvard Graduate School of Business.

There are no family relationships between any of Telkom's directors or members of senior management.

Senior management of Vodacom

The following are members of senior management of Vodacom as of March 31, 2007:

Name	Year of birth	Position	Year of employment
Alan Knott-Craig	1952	Chief Executive Officer of Vodacom Group	1993
Leon Crouse	1953	Chief Financial Officer of Vodacom Group	1993
Shameel Aziz Joosub	1971	Managing Director of Vodacom South Africa.	1994
Pieter Uys	1962	Chief Operating Officer of Vodacom Group	1993

The business address of each of Vodacom's executive officers is Vodacom Corporate Park, 082 Vodacom Boulevard, Vodavalley, Midrand, South Africa.

Alan Knott-Craig has served as a managing director of Vodacom (Pty) Limited since 1993 and chief executive officer of Vodacom Group since October 1996. Prior to 1993, Mr. Knott-Craig was the senior general manager of mobile communications at Telkom until 1993, when he left to join Vodacom. Mr. Knott-Craig holds a Bachelor of Science degree in Electrical Engineering (Cum Laude) from the University of Cape Town and a Master of Business Leadership degree from the University of South Africa and was awarded an honorary Doctorate in Business Leadership from the University of South Africa in 2006. He was inducted as one of the eight Gold Members of the GSM Association's 2001 inaugural "Roll of Honor" for his contribution to bringing mobile communications to South Africa. He serves as a Commissioner on the Presidential National Commission on Information Society & Development for ICTs.

Leon Crouse has served as chief financial officer and group finance director of Vodacom Group since October 1996. Prior to 1996, Mr. Crouse served as Vodacom's general manager of Finance since Vodacom's inception in 1993. Mr. Crouse is also a director of several Vodacom subsidiaries. Mr. Crouse holds a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the Nelson Mandela Metropolitan University of Port Elizabeth and is a Chartered Accountant (South Africa).

Shameel Aziz-Joosub has served as managing director of Vodacom (Pty) Limited since April 2005. He has served as a director and as the managing director of Vodacom Service Provider Company (Pty) Limited since September 2000. Prior to September 2000, Mr. Aziz-Joosub worked in Vodacom's finance department since 1994 and was managing director of Vodacom Equipment Company (Pty) Limited, the former handset distribution company in the Vodacom Group, before merging it with Vodacom Service Provider Company. Mr. Aziz-Joosub also serves as director of Vodacom Group (Pty) Limited. Mr. Aziz-Joosub holds a Bachelor of Accounting Science (Honors) degree from the University of South Africa and holds a Masters of Business Administration degree from the University of Southern Queensland, Australia, and is an Associated General Accountant and Commercial and Financial Accountant (South Africa).

Pieter Uys has served as chief operating officer of Vodacom Group since April 2004 and managing director of Vodacom (Pty) Limited from December 2001 to March 2005. Mr. Uys holds a Bachelor of Science degree in Engineering and a Masters degree in Engineering from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School. Mr. Uys joined Vodacom in 1993 as a member of the initial engineering team.

189

Reserved matters

Pursuant to Telkom's articles of association, for so long as the Government is a significant shareholder, neither Telkom nor any of its subsidiaries may take action with respect to certain reserved matters unless authorized by the board, if, and to the extent that, the matters are not within the scope of the exclusive powers and authority delegated to the operating committee, which has been replaced by the executive committee, referred to below. In addition, the authorizing resolution of the board relating to any Government reserved matter must have received the affirmative vote of at least two of the directors appointed by the Government. The following are Government reserved matters:

- the approval or amendment of Telkom's strategic objectives or those of any subsidiary;

- any determination of or amendment to Telkom's management structure or schedule of authorizations granted by the board to management;

- prior to May 8, 2004, any determination by the board of directors with respect to the scope or revocation of the exclusive powers and authority of the operating committee or the human resources review committee referred to below, and at any time, the countermanding, amending or supplementing of any decision or action made or taken by the operating committee or the human resources review committee before May 8, 2004;

- the formation of any committee of, or the delegation of any authority to such committee, by the board of directors, other than as expressly set out in the articles of association;

- an increase or reduction in the issued share capital of Telkom or its subsidiaries;

- any issue, conversion or allotment of shares or securities by Telkom or any subsidiary;

- the approval or making of the dividend policy from time to time and the declaration or distribution of any dividends by Telkom or by its subsidiaries;

- any material change in Telkom's business or that of its subsidiaries;

- the incurrence, creation or assumption by Telkom of any indebtedness which would cause the debt/equity ratio of Telkom, or the Telkom Group on a consolidated basis, to exceed 1.00;

- any merger or consolidation involving Telkom or any transfer of any of Telkom's assets or liabilities or those of its subsidiaries where the consideration or purchase price, as the case may be, exceeds minimum thresholds;

- the execution, renewal, amendment or termination of any contract between Telkom or its subsidiaries and any shareholder who owns in excess of 10% of the ordinary shares, unless the Government has an interest in the contract in question that conflicts with the interest of Telkom or the applicable subsidiary;

- the establishment by Telkom of any subsidiary;

- any change to the name under which Telkom or any subsidiary does business;

- any change in Telkom's financial or tax year;

- any winding-up or liquidation of Telkom or any of its subsidiaries;

- after May 7, 2004 and subject to the audit and risk management committee's exclusive authority referred to below, the appointment of Telkom's auditors insofar as the South African Companies Act, 61 of 1973, requires such appointment to be made by directors;

- any material alteration of the terms of any employee share ownership scheme approved by a general meeting; and

- any change in the number of directors making up the board.

Telkom's articles of association provide that the articles relating to these reserved matters will fall away on March 4, 2011.

COMPENSATION

Compensation of directors

The following table sets forth in Rands, the cash and non-cash compensation, paid by Telkom to its executive and non-executive directors in the year ended March 31, 2007:

	Fees ZAR	Remuneration ZAR	Performance bonus ZAR	Fringe and other benefits ZAR	Total ZAR
2007					
Emoluments per director:					
Non-executive	**2,641,168**	–	–	–	**2,641,168**
NE Mtshotshisa (resigned October 31, 2006)	463,050	–	–	–	463,050
SL Arnold (appointed November 1, 2006)	353,719				353,719
TCP Chikane (resigned June 19, 2006)	32,670				32,670
B du Plessis	213,367	–	–	–	213,367
TD Mahloele	166,667	–	–	–	166,667
TF Mosololi[1]	214,417	–	–	–	214,417
M Mostert[2]	232,417	–	–	–	232,417
DD Tabata	175,367	–	–	–	175,367
YR Tenza	321,767	–	–	–	321,767
PL Zim (resigned April 11, 2007)	152,667	–	–	–	152,667
PSC Luthuli	205,417				205,417
K Matthews (appointed June 19, 2005)	109,643				109,643
Executive		2,272,785	–	1,653,202	3,925,987
LRR Molotsane[3] (left the employment of Telkom on April 5, 2007)		2,272,785	–	1,653,202	3,925,987
Total emoluments –					
Paid by Telkom	2,641,168	2,272,785	–	1,653,202	6,567,155

_____

(1) Paid to Tsogo Sun Limited.

(2) In addition to these amounts Vodacom paid Mr. M Mostert R350,000 for fees as a director during the 2007 financial year.

(3) Included in fringe and other benefits is a pension contribution for LRR Molotsane of R295,462 (2006: R162,597) paid to the Telkom Retirement Fund. The performance bonus and share allocation for the 2007 financial year is in the process of being concluded.

In the year ended March 31, 2007, the aggregate consolidated compensation of Telkom's directors and senior management (19 persons), paid or accrued, was R41.7 million which includes remuneration, bonuses, termination, fringe and other benefits paid to directors and members of senior management who resigned or were replaced during the year.

The Telkom Group set aside or accrued R1.3 million to provide pension, retirement and similar benefits for its directors and senior management (19 persons) in the year ended March 31, 2007, including directors and members of senior management who resigned or were replaced during the year.

Bonus and profit sharing

Senior management and executive directors participate in the Telkom top management incentive scheme. The incentive scheme consists of two components, namely the team award and the individual award. The team award constitutes 80% and the individual award 20% of the overall award. The team award is based 70% on Telkom financial drivers and 30% on Telkom performance drivers. The individual award is based on the performance of the individual. Payment of bonuses for the 2007 financial year took place in June 2007.

Remuneration of non-executive directors

Fees for Telkom's non-executive directors are determined by the board of directors based on market practice, within the restrictions contained in Telkom's articles of association. Telkom's non-executive directors receive no other pay or benefits other than directors' fees, with the exception of reimbursement of expenses incurred in connection with their directorships. The non-executive directors do not participate in the share scheme, bonus scheme or incentive plans outlined herein and are not eligible for pension scheme membership.

Loans

Telkom has not made any loans to any of its directors or senior management referred to herein.

Service agreements

Telkom had a service agreement with Papi Molotsane. The service agreement with Mr. Molotsane had a three year term with a six months' notice period by either party, which would have ended on August 31, 2008. Telkom's service agreement with Papi Molotsane terminated when he left Telkom's employment on April 5, 2007. All other members of the executive committee have indefinite service employment contracts with a three month notice period by either party.

Retention agreement

There are currently no retention agreements in place between Telkom and its members of senior management.

Incentive plans

At Telkom's Annual General Meeting held on January 27, 2004, Telkom's shareholders approved a conditional share plan for all employees. A maximum of 22,281,272 ordinary shares were permitted to be made available for purposes of the plan, with 15,816,516 ordinary shares remaining available for grant as of March 31, 2007 representing approximately 3.0% of Telkom's issued ordinary share capital as of March 31, 2007. Allocation to management employees in terms of this plan shall not exceed 2% of Telkom's issued ordinary share capital. The remaining 2% is reserved for the remainder of the staff. No one participant in the plan may acquire more than 0.05% of Telkom's issued ordinary share capital.

The board may determine the maximum number of shares that will be awarded to each participant in a conditional contract. Each conditional contract obligates Telkom to allot and issue to the employee or procure the transfer to the employee, free of cash, the number of shares awarded to the employee, subject to certain performance criteria applicable to him or her being met within a specified period. The number of shares ultimately awarded to the employee, however, is dependent upon the extent to which the employee meets certain performance criteria and, in any event, must not exceed the number awarded. For a management employee, the performance criteria must be met over three years. For a non-management employee, the performance criteria must be met for one-third of his or her shares at the end of two years, for the next third at the end of three years and for the last third at the end of four years, each from the date of his or her conditional contract. At the end of these periods, the rights of the employees will vest, provided that each performance criterion has been met and the employee is still a Telkom employee. Subject to the board's discretion, if the employment is terminated due to death, other than suicide, workforce reduction where he or she does not receive a voluntary severance package, outsourcing, normal retirement or workforce reduction due to ill health, his or her rights will remain unaffected; otherwise, the employee will lose his or her rights to acquire any shares apart from the rights that have already vested. Subject to the board's discretion, the board may decide to make a cash payout based on certain criteria for employees who accept voluntary service packages pursuant to the workforce reduction program. Rights to acquire shares that are lost are available for reissue under the conditional share plan. A Telkom employee cannot receive any dividends for awarded shares or be entitled to vote, with respect to awarded shares until their rights to shares are vested. In addition, a Telkom employee may not assign any of his or her rights or obligations under this plan.

On March 17, 2004, the Telkom Board of Directors approved guidelines for the allocation of shares. The first grant of 3,046,242 shares was made based on the following:

• the Telkom share price on the JSE based on the last ten trading days prior to March 30, 2004; and

• the Telkom's final financial results for the 2004 financial year as measured by the team award.

For officers, executives and managers, the number of ordinary shares was based on a percentage of the individual's total remuneration package and the individual's performance assessed through Telkom's performance enhancement process. The following illustrates how individual performance influences the number of shares:

Performance	% award
Did not meet targets	0%
Met all targets	100%
Exceeded all targets	100%+*

*   Subject to Board discretion

For employees in Telkom's collective bargaining unit, the number of ordinary shares was based on a percentage applied to the weighted average remuneration per job level, regardless of the individual's performance as assessed through Telkom's performance and development management system. However, the number of ordinary shares depended on a sliding scale of the Telkom financial performance, as measured by Telkom's gain-sharing plan. The following table illustrates the sliding scale:

Overall % achievement of Telkom financial targets	% award
Less than 90%	0%
Between 90% and 95%	50%
Between 95.1% and 99.9%	75%
100% and above	100%+*

*   Subject to Board discretion

On June 23, 2005, the Telkom board of directors approved the second grant of 2,024,465 shares under the conditional share plan. The second allocation was made based on the following:

- the Telkom share price on the JSE based on the last ten trading days prior to the allocation date of June 1, 2005;

- the individual performance assessment of employees on the management levels for the 2005 financial year;

- the total remuneration packages of employees as at April 1, 2005; and

- Telkom's final financial results for the 2005 financial year.

The Telkom board approved a grant of 1,825,488 shares with effect from June 2, 2006 to employees pursuant to the Telkom conditional share plan. The third allocation was made based on the following:

- the Telkom share price on the JSE based on the last ten trading days prior the allocation date of June 1, 2006;

- the individual performance assessment of employees on the management levels for the 2006 financial year;

- the total remuneration packages of employees as of April 1, 2006; and

- Telkom's final financial results for the 2006 financial year.

On June 2, 2006, the board of directors also approved, pursuant to the conditional share plan, the vesting of one third of the 2004 financial year conditionally allocated shares for non-management employees, which was two years after the initial allocation. As a result, 450, 505 ordinary shares granted for the 2004 fiscal year vested.

On June 8, 2007, the board of directors also approved, pursuant to the conditional share plan, the vesting of a further one third of the 2004 financial year conditionally allocated shares for non-management employees, which was three years after the initial allocation, one third of the 2005 financial year conditionally allocated shares for non-management employees, which was two years after the initial allocation, as well as the 2004 financial year conditionally allocated shares for management employees, which was three years after the initial allocation. As a result, approximately 1.7 million ordinary shares granted for the 2004 and 2005 fiscal years, vested.

The allocation of shares under the conditional share plan for the 2008 financial year is expected to be submitted to the September 2007 board meeting for approval.

BOARD PRACTICES

Corporate governance statement

The board is committed to ensuring that the affairs of Telkom are conducted with integrity and in accordance with principles set out in the King Report on Corporate Governance 2002, or King II, and the Sarbanes Oxley Act of 2002.

Compliance with the King Code and JSE Listings Requirements

By virtue of its listing on the JSE, Telkom is obliged to comply with the Code of Corporate Practices and Conduct contained in King II and in accordance with the new JSE Listings Requirements which came into effect on September 1, 2003. Telkom is required to disclose the extent of its new compliance with King II and provide reasons for non-compliance.

Telkom complies in all material respects with the principles of King II. While it acknowledges the importance of good governance, the Board is aware that Telkom does not strictly comply with certain principles set out in King II. These areas of non-compliance stem mainly from certain provisions in Telkom's articles of association framed to safeguard the interests of the two controlling shareholders, that at the time of the listing were the Government of the Republic of South Africa and Thintana Communications. In November 2004, Thintana Communications announced that it sold its entire remaining shareholding in Telkom, 15.1%, together with the class B share, to the Public Investment Corporation. We have been informed that the Public Investment Corporation's shareholding fell below 15% of Telkom's issued ordinary shares. As a result, it is no longer a "significant shareholder". The Government is now the sole "significant shareholder." The Government's reserved matters as a "significant shareholder" holding the class A ordinary shares were unaffected by the sale by Thintana Communications of its entire shareholding in Telkom. Most of the areas of non-compliance will be resolved by no later than March 5, 2011, when the provisions of Telkom's articles of association resulting in non-compliance with King II fall away or earlier if the "significant shareholders" shareholding falls below certain stipulated levels.

The board of directors

The board of directors comprised one executive and ten non-executive directors as of June 30, 2007. The Government and the Public Investment Corporation are the holders of the class A and class B ordinary shares, respectively. Based on their ordinary shareholding and their holding of the class A and class B shares, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-executive director, to the board, as of June 30, 2007.

The non-executive directors have a wide range of skills and significant commercial experience, that enable them to bring independent judgment to bear on the board's deliberations and decisions. No single director or block of directors dominates decision making at board meetings.

The roles of chairman and chief executive officer do not reside in the same person. The chairman is a non-executive director appointed by the class A shareholder, the Government, in consultation with the class B shareholder. The chief executive officer is appointed by the board on a renewable service contract, in consultation with each significant shareholder.

The board meets at least once a quarter, including for sessions devoted to discussing strategy and business planning. Extraordinary board meetings are convened when necessary to deliberate on issues that require board resolutions between scheduled meetings. Certain members of senior management are in attendance at board meetings. Other members of management are periodically invited to make presentations on particular issues of interest to the board.

Board papers and other relevant documentation are timeously circulated, giving board members sufficient time to consider the issues on the agenda, thus enabling them to make informed decisions on the issues at hand.

Telkom has a formal induction program for newly appointed directors and specific training is provided for audit committee members. The induction of newly appointed directors is conducted by the chairman and chief executive officer with input from the company secretary. Where a newly appointed director has no or limited board experience, the induction program is structured to meet the individual director's specific needs.

In terms of Telkom's articles of association, board decisions on certain specified matters require the affirmative vote of at least two of the class A shareholder directors, appointed by the Government.

The board encourages attendance at annual general meetings by the directors and members of management. A majority of directors, one of whom must be a representative of the Class A Ordinary Share is required for a quorum for board meetings.

A number of standing committees have been established to assist the board and the directors in the effective discharge of their responsibilities. Where deemed necessary, special committees are established by the board to consider specific issues and make recommendations to the board. Board and special committees are free to take independent professional advice at the cost of Telkom in carrying out their delegated duties.

Directors' attendance of board meetings

Four scheduled board meetings and three special meetings were held during the 2007 financial year. The following table presents the possible meetings based on the appointment and resignation of members.

	Scheduled		Special	
	Number of meetings[1]	Attendance	Number of meetings[1]	Attendance
Non-executive				
NE Mtshotshisa (Chairman) (resigned October 31, 2006)	2	2	1	1
TCP Chikane (resigned June 19, 2006)	1	0	0	0
SL Arnold (appointed November 1, 2006)	2	1	2	2
TD Mahloele	4	3	3	2
M Mostert	4	4	3	3
DD Tabata	4	4	3	3
YR Tenza	4	4	3	3
B du Plessis	4	4	3	3
TF Mosololi	4	2	3	2
PL Zim (resigned April 11, 2007)	4	1	3	3
PSC Luthuli	4	4	3	3
KST Matthews (appointed June 19, 2006)	3	3	3	2
Executive				
LRR Molotsane (left the employment of Telkom on April 5, 2007)	4	4	3	3

(1) The table represents the possible meetings based on the appointment and resignation dates of members.

Executive committee

The chief executive officer has the power of authority to, among other things:

• implement approved business plans, annual budgets and all other matters and issues relating to the achievement of Telkom's obligations under its licenses, including without limitations network expansion, equipment procurement, tariff setting and packaging, customer service and marketing; and

• prepare, review and recommend to the board the annual budgets and any amendments thereto.

The chief executive officer shall, in carrying out the powers set out above, be assisted by an executive committee. The chief executive officer is the chairman of the executive committee. The executive committee consists of seven members.

Decisions at meetings of the executive committee are taken by a majority vote of the members. In the event of an equality of votes, the chairman of the committee has a casting vote.

The following were the members of the executive committee as of June 30, 2007:

• RJ September (Acting Chairman);

• KR Patel;

• GJ Rasethaba;

• MB Sallie;

• SG Ntoele; and

• MJ Nzeku.

Members' attendance of executive committee meetings

Five scheduled executive committee meetings and six special meetings were held during the 2007 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.

	Scheduled		Special	
	Number of meetings[1]	Attendance	Number of meetings[1]	Attendance
Existing members				
KR Patel	5	5	6	6
RJ September (Acting Chairman)	5	4	6	4
MJ Nzeku	5	4	6	6
SG Ntoele (appointed April 1, 2007)	n/a	n/a	n/a	n/a
MB Sallie (appointed April 1, 2007)	n/a	n/a	n/a	n/a
GJ Rasethaba (appointed May 1, 2007)	n/a	n/a	n/a	n/a
Resignations				
LRR Molotsane (left the employment of Telkom on April 5, 2007)	5	5	6	5
W Beelders (resigned March 31, 2007)	5	5	6	6
TG Msimango (resigned March 31, 2007)	5	4	6	4
BMC Ngcobo (resigned April 1, 2007)	5	3	6	6

(1) The table represents the possible meetings based on the appointment and resignation dates of members.

Audit and risk management committee

The audit and risk management committee comprises five non-executive directors.

A non-executive director who is not the chairman of the board chairs the committee. No member of the audit and risk management committee may, other than in his or her capacity as a member of that committee, the board or any other committee of the board, accept any consulting, advisory or other compensatory fee from Telkom or any subsidiary of Telkom or be an affiliated person of Telkom or any subsidiary or vendor of Telkom. See Directors' Interest in note 40 of the Consolidated Financial Statements.

The responsibilities of the audit and risk management committee include, among other things, the following:

- appoint or, insofar as that is not permitted by the South African Companies Act, 61 of 1973, recommend for appointment, Telkom's auditors, determine their compensation and oversee their work;

- resolve disagreements between Telkom's management and its auditors in regard to financial reporting;

- establish procedures for the treatment of complaints regarding accounting or auditing matters and for the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- engage independent counsel and other advisors, as determined necessary to carry out its duties;

- make determinations with respect to payment of remuneration and other compensation to Telkom's auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the committee;

- conduct internal audits;

- review the interim and annual consolidated financial statements;

- review the annual report on Form 20-F;

- review and recommend changes to Telkom's statutory audit;

- monitor Telkom's internal accounting and auditing systems;

- monitor compliance with laws;

- conduct a corporate governance audit; and

- review and monitor Telkom's risk management performance and provide a high-level risk assessment for the board on an ongoing basis.

Telkom's audit and risk management committee adopted a pre-approval policy for services by external company auditors, which does not allow for certain services, including bookkeeping, financial system design, valuation services, actuarial services, internal audit outsourcing services and legal services not related to the audit. The committee also pre-approves proposed audit related services, tax services and other permissible services. The pre-approval policy requires all auditing and non audit services provided by Telkom's external auditors to be pre-approved by the audit and risk management committee. During the 2005 financial year, the committee pre-approved the engagement of the independent auditors to provide audit services for a three-year term which was extended through the 2008 financial year. The chairman of the audit and risk management committee is the primary member of the audit and risk management committee that has the authority to pre-approve audit and non audit services outside of the meetings and, in his absence, any member of the audit and risk management committee.

Telkom has in place a policy to address the potential hiring of audit team members to avoid issues of independence.

The audit and risk management committee has a process in place where they obtain confirmation from the external auditors that none of the directors or officers have behaved in a manner to fraudulently influence, coerce, manipulate or mislead the external auditors intentionally or through negligent actions.

The following are the members of the audit and risk management committee as of June 30, 2007:

- YR Tenza (Chairman);
- TF Mosololi;
- M Mostert;
- PSC Luthuli; and
- MJ Lamberti.

Telkom's board of directors has determined that the chairman of its audit committee, Mr. Yekani Tenza, is the audit and risk management committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Mr. Tenza is a qualified certified public accountant.

The external auditors are invited when appropriate to attend the audit and risk management committee meetings.

Members' attendance of audit and risk management committee meetings

Four scheduled audit and risk management committee meetings and two special meetings were held during the 2007 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.

	Scheduled		Special	
	Number of meetings[1]	Attendance	Number of meetings[1]	Attendance
Existing members				
YR Tenza (Chairman)	4	4	2	2
M Mostert	4	3	2	1
TF Mosololi	4	2	2	1
PSC Luthuli	4	4	2	0
MJ Lamberti (appointed May 29, 2007)	n/a	n/a	n/a	n/a

(1) The table represents the possible meetings based on the appointment and resignation dates of members.

Human resources review and remuneration committee

The human resources review and remuneration committee consists of a majority of non-executive directors and is chaired by the chairman of the board. The human resources review and remuneration committee reviews the terms upon which Telkom's executive directors and senior management are employed and compensated and upon which Telkom's non-executive directors and executive directors are compensated and make recommendations to the board with respect to such matters. Actions of the human resources review and remuneration committee must be approved by a majority vote of its members. In the event of a tie, the chairperson of the human resources review and remuneration committee shall have a casting vote.

The following are members of the human resources review and remuneration committee as of June 30, 2007:

- SL Arnold (Chairperson);
- DD Tabata;
- TD Mahloele;
- B du Plessis;
- KST Matthews; and
- MJ Lamberti.

Members' attendance of human resources review and remuneration committee meetings

Four scheduled human resources review and remuneration committee meetings and one special meeting were held during the 2007 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.

	Scheduled		Special	
	Number of meetings[1]	Attendance	Number of meetings[1]	Attendance
Existing members				
SL Arnold (Chairperson) (appointed November 1, 2006)	2	2	1	1
TD Mahloele	4	2	1	1
B du Plessis	4	4	1	1
DD Tabata	4	3	1	1
MJ Lamberti	n/a	n/a	n/a	n/a
Ex-officio non-voting member				
CK Mokoena (Group Executive: Human Resources)	4	3	n/a	n/a
RJ September (appointed April 5, 2007)	n/a	n/a	1	0
LRR Molotsane (left the employment of Telkom on April 5, 2007)	4	3	1	0

(1) The table represents the possible meetings based on the appointment and resignation dates of members.

At its meeting held on November 9, 2006, the board resolved that the human resource review and remuneration committee should comprise only non-executive directors. As a result Mr. LRR Molotsane, Mr. RJ September and Ms. CK Mokoena attended meetings of the committee by invitation only.

Directors' remuneration

Telkom believes that the levels and make-up of the remuneration packages offered to the directors of Telkom, especially the chief executive officer, are sufficient to attract and retain the directors needed to run Telkom's business successfully. In order to avoid paying more than is necessary and to ensure that Telkom offers competitive packages, Telkom constantly benchmarks itself against its peer group.

In determining specific remuneration packages for the chief executive officer and non-executive directors, the human resources review and remuneration committee consults with the chairperson of the board, and is sensitive to the remuneration and employment conditions elsewhere in the Telkom Group. In doing so, performance related elements of the remuneration constitute a large proportion of the total remuneration package of the chief executive officer and are specifically designed to align his interests with those of shareholders and to give such executive directors incentives to perform at the highest level.

Should the service of any of Telkom's executive directors be terminated early, the human resources review and remuneration committee will tailor its approach in respect of compensation commitments to the circumstances of the case with the broad aim of avoiding rewarding poor performance, while dealing fairly with cases where departure is not due to poor performance.

No director is involved in deciding his or her own remuneration. In addition, Telkom has adopted a formal and transparent procedure for developing a policy on executive directors' remuneration.

Telkom's articles of association provide that the remuneration of the directors for their service as directors shall be determined by the directors, after taking into account the recommendations of the human resources review and remuneration committee. Non-executive directors are not, as part of their remuneration, allocated shares in Telkom but may purchase shares in Telkom.

Directors' remuneration and interests are detailed in note 40 to the Telkom Group's consolidated annual financial statements included elsewhere herein.

Company secretary and professional advice

The directors have unrestricted access to the services and advice of the company secretary. Directors are entitled, after consultation with the chairman of the board, to seek independent professional advice about the affairs of Telkom at Telkom's expense.

The termination of the services of the company secretary is a matter to be decided by the board.

Directors' and officers' dealings

The board has adopted an insider trading policy in terms of which the directors, officers and employees of Telkom are prohibited from dealing in Telkom's securities when in possession of price sensitive information that has not yet been made public. In addition, Telkom imposes a "closed period" from the end of the reporting periods (i.e., year-end and half year-end) until the publication of the results during which period the directors, officers and employees of Telkom are prohibited from dealing in Telkom's securities.

Outside the closed periods directors and officers of Telkom are required to obtain prior approval from the Chairman of the board and the company secretary before dealing in Telkom's securities. Where the chief executive officer needs to deal in Telkom's shares outside closed periods, the chairman must give the approval. Where the chairman needs to deal in Telkom's shares outside the closed periods, prior approval must be obtained from the company secretary. Directors' dealings in Telkom's securities are published on SENS within the regulated timeframes. The SENS announcements that were published during the year are made available on the website www.telkom.co.za/ir. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or a part of this annual report.

Risk management

The Telkom Group has adopted a continuous, systematic enterprise-wide risk management process for assessing and monitoring its potential business and financial risks. As part of this process for the 2006 financial year, all the service organizations have reviewed all risks with an impact of R100 million and greater for Telkom at the residual value, which is the residual risk after mitigating controls have been considered. The components of the risk management system are designed to enable us to anticipate risks and to manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to help ensure prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Telkom Group's financial position for internal and external use. The board of directors continuously monitors treasury policies, risk limits and control procedures. The audit and risk management committee reviews the effectiveness of the risk management processes and reports regularly to the board.

The Telkom Group's risk exposure and management thereof is discussed in note 28 the consolidated annual financial statements.

Financial statements

The board of directors is responsible for preparing the Telkom Group's financial statements. In this regard, it is the board's responsibility to present a balanced and understandable assessment of both interim and annual financial information as well as other price sensitive public reports, including any reports to ICASA and other information that Telkom is statutorily obliged to disclose.

The directors report on the business as a going concern with supporting assumptions and qualifications as and when necessary at the time of the Telkom Group's interim and annual financial statements, and have established a formal and transparent arrangement for considering the financial reporting and internal control principles.

On June 7, 2007, Telkom's Audit committee formalized a Disclosure Committee to oversee the Company's disclosures and to assist the Audit Committee, the chief executive officer and the chief financial officer in fulfilling their responsibilities in this respect.

The purpose of the Disclosure Committee is to ensure that Telkom implements and maintains internal procedures for the timely collection, evaluation and accurate disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which it is subject and which is made available in the market place or to the investment community. Such procedures are designed to source information that is relevant to an assessment of the need to disclose developments and risks that pertain to Telkom's businesses, and their effectiveness for this purpose to be reviewed periodically.

The membership of the Disclosure Committee is initially to be proposed by the chief financial officer and approved by the chief executive officer. Thereafter members may be replaced, or new members appointed, as required by the chief executive officer, the chief financial officer and the Audit Committee. Notwithstanding the foregoing, the chief executive officer and chief financial officer, under exceptional circumstances may at any time assume any or all of the responsibilities of the Disclosure Committee.

The Disclosure Committee is required to meet once a quarter commencing after June 2007 or as frequently as circumstances dictate to ensure accuracy and completeness of Telkom's disclosure statements and to evaluate its disclosure controls that may need revision due to changes in Telkom's organization, business lines and regulatory environment and any changes in economic or industry conditions.

Code of ethics

Telkom has adopted a business code of ethics that seeks to instill in its employees the spirit of fairness, respect and ethical standards in dealing with Telkom's customers, competitors, suppliers, investors, shareholders and communities to ensure that Telkom's integrity is not compromised.

Specific documentation to raise and maintain ethical awareness and to guide all levels of employees include the Telkom Insider Trading Policy, Telkom Acceptance of Directorships, Work Outside the Scope of Telkom Duties, as well as other Telkom policies, procedures and applicable laws as amended from time to time.

In business dealings on behalf of Telkom, employees are expected to avoid activities that might give rise to conflicts of interest. In view of this, certain responsibilities for management and all employees are clearly communications. Employees are expected to act in the exclusive interest of Telkom. Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees' day-to-day activities, such as disciplinary action, suspension or even termination of employment and civil or criminal proceedings. Telkom has established a confidential hotline service to encourage and enable whistle blowing. As part of the business code of ethics, there is a policy to protect whistleblowers from discrimination and harassment. Telkom has also introduced fraud and management systems.

The business code of ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside Telkom. The business code of ethics is published on Telkom's website at www.telkom.co.za/ir. Information contained on Telkom's website or connected thereto shall not be deemed to be incorporated into or a part of this annual report.

Employment equity

Telkom has in place an employment equity policy, which seeks to promote equity in the workplace by promoting equal opportunity and fair treatment through the elimination of unfair discrimination against people from previously disadvantaged groups in the workplace. Unfair discrimination in the workplace on the basis of gender, race, culture, religion, etc., is prohibited.

The main objectives of this policy are to:
- create an environment in which the best-qualified person is employed regardless of gender, religion, culture and race;
- create within Telkom a balanced profile of employees that reflects the composition of South African society at large;
- correct racial and social imbalances of the past; and
- provide for Telkom's current and future requirements for skilled staff.

Relationship with shareholders

Telkom is and remains ready, when practical and legal, to enter into dialogue with shareholders and make such information publicly available to all shareholders. Telkom will make every effort to keep its shareholders intelligently informed. Telkom has established an investor relations function and an investor relations portal (www.telkom.co.za/ir) for communication with investors. Information contained on Telkom's investor portal is not a part of this annual report.

EMPLOYEES

Fixed-line employees

The following table sets forth the number of our full time employees in our fixed-line segment.

	As of March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
Telkom	**28,972**	**25,575**	**25,864**	**(11.7)**	**1.1**
Network and technology	21,528	19,637	19,645	(8.8)	0.0
Marketing and sales	5,210	4,099	4,254	(21.3)	3.8
Support and other	2,234	1,839	1,965	(17.7)	6.9
Subsidiaries[1]	**572**	**581**	**933**	**1.6**	**60.6**
Total	**29,544**	**26,156**	**26,797**	**(11.5)**	**2.5**

(1) Includes 308 employees of our newly acquired subsidiary, Africa Online in the 2007 financial year.

In addition to our full time employees, Telkom had 5,807 temporary employees on March 31, 2007. Our employees are represented by the Communication Workers Union, or CWU, the South African Communications Union, or SACU, and the MWU-Solidarity Union. The Alliance of Telkom Unions, or ATU, disbanded during the course of the 2007 financial year. Some of our employees also belong to other unions that are not recognized by Telkom for collective bargaining purposes, including the Postal Union, the Society of Telkom Engineers, the South African Steel and Allied Workers Union and the United Association of South Africa. As of March 31, 2007, approximately 69% of our total Telkom employees were union members.

Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionized employees and other non-management employees in Telkom's bargaining unit, excluding our TDS Directory Operations, Swiftnet and Africa Online subsidiaries, with ATU and CWU for the period from April 1, 2006 to March 31, 2009. In addition, Telkom signed a new collective recognition agreement with ATU and CWU in mid-2004, designed to enhance the relationship between shop stewards and management. Trade unions have resisted workforce reductions and publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of Telkom's employees participated in a work stoppage in March 2006 and approximately 31% of Telkom's employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period Telkom received increased reports of sabotage, vandalism and other incidents.

A number of South African trade unions, including the trade unions of our employees, have close links to various political parties. In the past, trade unions have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. Since 1995, South Africa has enacted various labor laws that enhance the rights of employees and have resulted in increased compliance costs.

These laws:

• confirm the right of employees to belong to trade unions;

• guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in prescribed circumstances;

• provide for mandatory compensation in the event of termination of employment due to redundancy;

- limit the maximum ordinary hours of work overtime;

- increase the rate of pay for overtime;

- require large employers, such as us, to implement employment equity policies to benefit

- previously disadvantaged groups and impose significant monetary penalties for non compliance; and

- provide for the financing of training programs by means of a levy grant system and a national skills fund.

We believe that investment in employee training and development is essential to implementing corporate cultural change and improving customer satisfaction. In order to improve the skill levels of our employees, we invested R425.9 million in employee training and development in the year ended March 31, 2007.

Leadership development continues to remain our primary priority, with specific focus on previously disadvantaged groups. We have launched a number of initiatives designed to train our employees and encourage employee retention.

Employee-related expenses are a significant component of our total fixed-line operating expenses. Fixed-line employee expenses increased 12.3% from R6.5 billion in the 2006 financial year to R7.3 billion in the 2007 financial year primarily due to increased salaries and wages and related benefits as a result of annual average salary increases of 7.0%, a 1.1% increase in the number of employees in our fixed-line business, excluding subsidiaries, and increased payments to part time staff and contractors to meet customer centricity objectives and the deployment of next generation network objectives. The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006 and increased by 289 positions in the year ended March 31, 2007. At March 31, 2007, we had 25,864 Telkom employees. In October 2002, Telkom and its recognized trade unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for Telkom employees. In attempting to actively avoid involuntary separations as part of Telkom's workforce reduction program, Telkom concluded collective agreements with the then ATU and CWU on February 3, 2005 and February 11, 2005, respectively, that position a revised approach focusing on utilizing a combination of voluntary separations and a reduction in other staff-related expenditure. Telkom had placed a moratorium on employee reductions until March 31, 2007. We will evaluate future workforce reductions based on business and operational requirements, however, we currently expect that the number of employees may increase in the future, which may result in increased employee expenses. During the 2007 financial year, Telkom entered into a three-year long-term agreement on wages and benefits with ATU and CWU until March 31, 2009. ATU has since disbanded and Telkom has signed individual collective bargaining agreements with both SACU and Solidarity.

Mobile employees

The following table sets forth the number of Vodacom's employees as of the dates indicated.

	As of March 31,			2006/2005 % change	2007/2006 % change
	2005	2006	2007		
South Africa	3,919	4,305	4,727	9.8	9.8
Other African	1,074	1,154	1,522	7.4	31.9
Total[1]	**4,993**	**5,459**	**6,249**	**9.3**	**14.5**

(1) Vodacom had a total of 581, 469 and 183 temporary and contract employees as of March 31, 2007, 2006 and 2005, respectively. Includes 100% of Vodacom's employees in the Democratic Republic of the Congo. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of other African countries and excluded from Vodacom South Africa's number of employees.

Vodacom is an equal opportunity employer committed to empowerment and has developed an employment equity policy that is available to all employees. Vodacom's South African employees' participation in unions was approximately 12.3% as of March 31, 2007, approximately 10.2% as of March 31, 2006 and approximately 13.3% as of March 31,2005. Vodacom believes that the relationship between its management and its employees and labor unions is good.

SHARE OWNERSHIP

As of March 31, 2007, none of Telkom's directors had any beneficial or non-beneficial interest in any of Telkom's shares except as stated below:

| Directors' shareholding | Beneficial | | Non beneficial | | | % of Telkom outstanding shares |
	Direct	Indirect	Direct	Indirect	Total	
2007						
Non-executive						
TF Mosololi	455				455	
2006						
Non-executive						
NE Mtshotshisa	–	–	–	88	88	*
TF Mosololi	455	–	–	–	455	*
Total	**455**	**–**	**–**	**88**	**543**	*

* Less than 1%.

As of March 31, 2007, none of Telkom's directors or senior management individually held more than 1% of Telkom's outstanding ordinary shares.

As of March 31, 2007, Telkom's directors and senior management (19 persons) collectively beneficially held 1,667 ordinary shares. The foregoing information does not include ordinary shares held by the Government or the Public Investment Corporation.

The following ordinary shares were allocated to members of Telkom's senior management under its conditional share plan. These shares do not vest until three years from the date of grant subject to company performance.

	June 2004 allocation	June 2005 allocation	June 2006 allocation	Total allocation
LRR Molotsane (left the employment of Telkom on April 5, 2007)	–	–	11,457	11,457
RJ September	6,549	5,450	5,849	17,848
KR Patel	5,534	4,733	4,670	14,937
BMC Ngcobo (resigned April 1, 2007)	4,251	3,489	4,436	12,176
W Beelders (resigned March 31, 2007)	4,379	3,489	4,436	12,304
TG Msimango (resigned March 31, 2007)	3,755	3,489	4,436	11,680
MJ Nzeku	4,913	3,667	4,436	13,016
SG Ntoele	4,288	3,489	3,433	11,210
GJ Rasethaba	–	–	2,616	2,616
MB Sallie	4,294	3,205	3,433	10,932

The Telkom board approved the acceleration of the vesting of 29,669 shares that had been granted to Mr. Sizwe Nxasana, Telkom's former chief executive officer, pursuant to a settlement agreement between Telkom and Mr. Nxasana, with the result that the shares vested on August 31, 2005. On September 15, 2005, Mr. Nxasana exercised his right to the shares and the shares were transferred from the treasury share reserve to Mr. Nxasana.

Item 7. Major shareholders and related party transactions

MAJOR SHAREHOLDERS

Overview

Telkom and its predecessors have been responsible for the exclusive provision of public switched telecommunication services in the Republic of South Africa from 1910 through May 2002. Prior to 1991, Telkom's business was conducted as a division of the Department of Posts and Telecommunications of the Government of the Republic of South Africa. On September 30, 1991, the Government of the Republic of South Africa embarked upon a commercialization process through which the Department of Posts and Telecommunications transferred its telecommunications enterprise to Telkom. Telkom remained a wholly state owned entity until May 14, 1997, when the Government of the Republic of South Africa sold a 30% equity stake in Telkom to Thintana Communications, which was 60% beneficially owned by SBC Communications and 40% beneficially owned by Telekom Malaysia. On March 7, 2003, the Government sold 154,199,467 of its ordinary shares in a global initial public offering, including 14,941,513 ordinary shares through the exercise of an over-allotment option. Prior to the global offering, the Government owned 67% of Telkom's issued and outstanding ordinary shares. As part of the global offering, on March 4, 2003, the Government granted to persons employed by Telkom on March 4, 2003 and eligible former employees of Telkom, options to purchase 11,140,636 of its ordinary shares, through the Diabo Share Trust, which were exercisable in four equal tranches over a period of three years commencing six months after March 4, 2003, which were held by the Government until exercised. On March 4, 2005, the second anniversary of Telkom's listing, 785,160 bonus shares were allotted by the South African Government to qualifying shareholders under the Khulisa offer. Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. In November 2004, Thintana Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public Investment Corporation, an investment management company wholly owned by the South African Government.

The following sets forth entities or persons known to Telkom to be the beneficial holders of 5% or more of Telkom's issued and outstanding ordinary shares as of June 29, 2007. The following information is based on public filings and disclosures.

Name of shareholder	Number of ordinary shares	Percentage of class	
		Issued	Outstanding
Government of the Republic of South Africa	207,055,865[1]	38.9%	40.6%
Public Investment Corporation	80,742,596[2]	15.2%	15.8%
Elephant Consortium	37,506,809	7.0%	7.4%

(1) Includes one Class A ordinary share held in the Republic of South Africa by the Government, which represents 100% of the class.

(2) Includes one Class B ordinary share held by the Public Investment Corporation, which represents 100% of the class. Includes 6.4% of Telkom's issued and 6.7% of Telkom's outstanding ordinary shares acquired in the market.

As of March 30, 2007, ADRs evidencing approximately 1,864,129 ADSs were held of record by approximately 2 record holders. The 7,456,516 ordinary shares represented by those ADRs (approximately 1.4% of Telkom's issued and 1.5% of Telkom's outstanding ordinary shares) were registered in the name of Standard Bank of South Africa. As of June 29, 2007, ADRs evidencing approximately 1,912,277 ADSs were held of record by approximately 2 record holders. The 7,649,108 ordinary shares represented by those ADRs (approximately 1.4% of Telkom's issued and 1.5% of Telkom's outstanding ordinary shares) were registered in the name of Standard Bank of South Africa. Some of these ADRs were held of record by persons outside the United States. In addition, as of

March 30, 2007, we estimate that approximately 74 million publicly traded ordinary shares were held of record outside of South Africa. Since certain of Telkom's ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record and the number of record holders outside of South Africa may not be representative of the location of where the beneficial holders are resident.

Telkom's special purpose entity established to fund post retirement obligations indirectly held approximately 171,002 of Telkom's ordinary shares as of March 31, 2007.

As authorized by its shareholders at annual general meetings held on January 27, 2004, October 14, 2004, October 21, 2005 and October 20, 2006, Telkom is authorized to purchase up to 20% of its issued share capital. This authority is valid until Telkom's next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.

In the year ended March 31, 2006, Telkom repurchased 12,086,920 of its ordinary shares at a volume weighted average price of R124.31 per share, including costs. These ordinary shares have been cancelled from the issued share capital by the Registrar of Companies. Telkom repurchased 12,089,371 of its ordinary shares at a volume weighted average price of R132.04 per share, including costs, in the 2007 financial year. 1,035,506 of these shares have not been cancelled as yet from the issued share capital by the Registrar of Companies.

Between August 3, 2004 and September 15, 2004, Rossal a wholly owned subsidiary of Telkom, repurchased 9,531,454 shares at a volume weighted average price of R78.49 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan. On June 4, 2004, Telkom purchased Acajou for share repurchase activities other than repurchases for the Telkom conditional share plan. Between June 7, 2004 and September 30, 2004, Acajou purchased 10,849,058 shares at a volume weighted average price of R76.12 per share, including costs, which are also being held in treasury. In the year ended March 31, 2004, Rossal, repurchased 3,185,736 shares at a volume weighted average price of R74.58 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan.

In terms of the South African Companies Act, 61 of 1973, a subsidiary company may acquire up to 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled.

Telkom plans on continuing its buy back strategy based on certain criteria.

Except as stated under Item 6. "Directors, Senior Management and Employees – Share Ownership", none of Telkom's directors or senior management is the beneficial owner of any of Telkom's ordinary share capital. Except as disclosed above, Telkom is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and Telkom is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of Telkom. The Government, as a significant shareholder holding the class A ordinary share, has special voting rights that are more fully described in Item 6. "Directors, Senior Management and Employees" below.

RELATED PARTY TRANSACTIONS

Registration rights agreement

Telkom has entered into a registration rights agreement with the Government and Thintana Communications. Pursuant to the agreement, the Government has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of its ordinary shares, or both, at any time starting after the Minister's 545 day lock-up period after the expiration of or release from Thintana Communications' 180-day lockup period. The Government can demand any number of successive registrations, but no more than one in any calendar year, provided that Thintana Communications was entitled to two such registrations prior to the Government becoming entitled to demand any registrations. In addition, the Government has the right to have its ordinary shares registered or sold in a listed public offering any time that Telkom or any other person seeks registration of, or a listed public offering for, Telkom's issued and outstanding ordinary shares.

Pursuant to the registration rights agreement, in the event that the Government exercises its right to include shares held by it in a JSE public offering or US registration of Telkom shares that is sought by Telkom or by any other person, Telkom would be required to bear and pay all expenses incurred in connection with such offering or registration, including all registration, listing and filing and qualification fees, as well as underwriting discount and commissions. However, in the event that the Government exercises its right to demand Telkom to effect a JSE public offering or US registration of ordinary shares held by it, Telkom would be required to bear and pay all expenses incurred in connection with registration, listing and filing or qualifications, however, certain fees relating to such registration or listing shall be borne by the Government. In that case, underwriting discounts and commissions will be borne by each relevant party based on the number of shares issued or sold by that party. Telkom is required to indemnify certain parties, including the Government and the underwriters and their respective directors, officers, employees and agents against certain losses in connection with such public offering or registration.

Relationship with the Government of the Republic of South Africa

The Government of the Republic of South Africa is Telkom's largest shareholder and is responsible for the telecommunications industry policy in the Republic of South Africa. The Ministry of Communications has the most direct role in our business. However, we have interactions with several other Ministries, including the Ministry of Finance for matters relating to taxation, the Ministry of Labor for matters relating to employment and the Ministry of Trade and Industry for matters relating to the communications industry, particularly regarding the Codes of Good Practice on Broad Based Black Economic Empowerment.

The Government of the Republic of South Africa as regulator

Ministry of Communications

The Ministry of Communications has a number of roles that, directly or indirectly, affect us:

- The Ministry of Communications represents the Government of the Republic of South Africa as Telkom's shareholder. The Minister has the powers and duties conferred on a shareholder of a public limited liability company by South African law and Telkom's articles of association.

- The Ministry is responsible for the development of telecommunications policy and for proposing legislation to implement such policy, subject to supervision by the Cabinet of the Republic of South Africa. The Ministry is also responsible for administering the Electronic Communications Act, 36 of 2005, and the Independent Communications Authority of South Africa Act, 13 of 2000.

- Under the Electronic Communications Act, the Ministry may make policies and issue policy directions to ICASA, except in respect of the granting amendment or withdrawal of communications or broadcasting licenses. ICASA, in exercising its functions, must consider policies made or policy directions issued by the Minister.

ICASA

ICASA is the regulatory body for the telecommunications and broadcasting industries. ICASA derives its powers from the Independent Communications Authority of South Africa Act, 13 of 2000, and, with respect to telecommunications, from the Electronic Communications Act, No. 36 of 2005, which has repealed the Telecommunications Act, 103 of 1996. ICASA serves as the primary regulatory and licensing authority for the South African telecommunications and broadcasting industries, except for specific licenses that can only be granted by the Minister of Communications.

ICASA's primary powers under the Electronic Communications Act and the ICASA Act are to:

- conduct public inquiries in any matter relevant to the achievement of the objectives of the Electronic Communications Act or to the performance of its functions in terms of the Electronic Communications Act;

- plan, control and manage the radio frequency spectrum and license its usage;

- grant telecommunications licenses;

- make regulations as provided for in the Electronic Communications Act;

- approve, amend or reject agreements entered into by telecommunications licensees relating to interconnection or the leasing of telecommunications facilities, in accordance with the relevant regulations; and

- investigate and adjudicate alleged contraventions of the Electronic Communications Act, regulations or license conditions by licensees and, where appropriate, impose sanctions provided in the Electronic Communications Act.

A bill amending the ICASA Act, No. 13 of 2000, was passed by the Parliament of South Africa and signed by the President and came into effect on July 19, 2006. The amendment to the ICASA Act redefines and expands the powers of ICASA to control, in conjunction with the Electronic Communications Act, the communications market. The main provisions of the ICASA Act amendments are the removal of the power of the Minister to approve regulations made by ICASA, increased power of ICASA to conduct enquiries and to enforce its rulings and the establishment of a Complaints and Compliance Committee to assist ICASA in hearings and making findings on complaints and allegations of non-compliance with the Electronic Communications Act.

Public Finance Management Act and Public Audit Act

Telkom is required to report certain aspects of its business and operations, such as its corporate and business plans, to the Minister of Communications in her capacity as executive authority of Telkom pursuant to the PFMA and PAA. Telkom has obtained a temporary exemption from certain provisions of the PFMA until November 2007 and has been informed by the South African Auditor-General that it will not be required to comply with the PAA until such date. Telkom has applied for an extension of its exemption from these requirements beyond November 2007. Telkom submitted an application to the National Treasury to motivate amending the PFMA so as to exclude companies listed on the JSE, such as Telkom, from the provisions of the Act while such companies remain so listed. See Item 3. "Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters –

If Telkom is required to comply with the provisions of the South African Public Finance Management Act, 1 of 1999, or PFMA, and the provisions of the South Africa Public Audit Act of 2004, or PAA, Telkom could incur increased expenses and its net profit could decline and compliance with the PFMA and PAA could result in the delisting of Telkom's ordinary shares and ADSs from the JSE and the New York Stock Exchange".

The Government of the Republic of South Africa as a customer

The departments and agencies of the Government of the Republic of South Africa in the aggregate comprise one of our largest customers. Generally, we deal with the various departments and agencies of the Government as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. Legislation has been enacted to centralize all procurement by the Government through one agency. We estimate that in the year ended March 31, 2007, Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line revenue, excluding directory services and other revenue. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.

The Government of the Republic Of South Africa Guarantees

Pursuant to Section 35 of the South African Exchequer Act, 66 of 1975, the Government of the Republic of South Africa guaranteed Telkom's borrowings incurred prior to 1991. As of March 31, 2007, R4.5 billion of our total indebtedness of R10.8 billion was guaranteed by the Government of the Republic of South Africa.

Relationship with Vodacom and related transactions

Vodacom joint venture agreement

We acquired a 50% equity interest in Vodacom in 1993. Our rights as a shareholder of Vodacom are governed by a joint venture agreement, which was entered into on March 29, 1995, among Telkom, Vodafone, VenFin, Vodacom and other related parties. On April 20, 2006, Vodafone acquired 100% of the shares of VenFin Limited, who ultimately owned 15% in Vodacom, thus increasing its beneficial interest in Vodacom to 50%.

Governance

The Vodacom joint venture agreement sets the number of directors of the board of directors of Vodacom at a minimum of twelve. Telkom and Vodafone each have the right to appoint four directors and the remaining four directors are appointed by shareholders holding 10% or more of the issued shares of Vodacom who are a party to the joint venture agreement. Currently, the only shareholders holding beneficially 10% or more of the issued shares in Vodacom are Telkom and Vodafone.

Under the Vodacom joint venture agreement, the Vodacom board was required to establish a directing committee and delegate all its power, functions and authority to act on behalf of Vodacom to this committee. This authority cannot be revoked without the prior written consent of the shareholders holding 10% or more of the issued shares of Vodacom. The directing committee comprises all directors appointed to Vodacom's board by shareholders holding 10% or more of the issued shares of Vodacom. Currently, the directing committee consists of eight members comprising four directors appointed by Telkom and four directors appointed by Vodafone.

The unanimous written agreement of those shareholders holding 10% or more of the issued shares of Vodacom is required for, among other things, the following consensus matters prior to Vodacom or any of its subsidiaries that are a party to the joint venture agreement taking any of the following actions:

- changing the nature of or discontinuing its business;

- disposing of a material part of assets, shares or claims against its subsidiaries;

- making material acquisitions, merging with another company or entering into a change of control transaction;

- altering or affecting its capital structure, including the issuance of any shares, the granting of options or the issue of convertible debentures;

- proposing any special resolution;

- altering its dividend policy;

- incurring certain interest bearing debt which exceeds 50% of the consolidated shareholders' funds;

- establishing any employee bonus or share incentive scheme;

- appointing or removing any director to or from its board of directors, otherwise than in accordance with the joint venture agreement;

- entering into any agreement with any of its shareholders or affiliates;

- agreeing to any material alteration of its rights flowing from any license held by it or its subsidiaries enabling such companies to do their business;

- approving or amending the business plan of Vodacom; and

- appointing or removing the chairperson of the board or chief executive officer.

If the shareholders holding 10% or more of the issued shares of Vodacom fail to reach agreement on an above consensus matter, they are required to exercise all the powers that they have to ensure the consensus matter is not consummated. Should any dispute arise between the shareholders holding 10% or more of the issued shares of Vodacom regarding the failure of those shareholders to reach consensus, the dispute is to be referred for determination to the chairpersons of those shareholders at the request of any shareholder holding 10% or more of the issued shares of Vodacom. If the chairpersons fail to reach agreement on the consensus matter in question, each shareholder is entitled to enforce any rights through any competent court.

Pursuant to the Vodacom joint venture agreement, all members of the directing committee are required to agree on certain matters and, in the event of disagreement, the issue is treated as a consensus matter requiring the unanimous written consent of those shareholders holding 10% or more of the issued shares of Vodacom. The following matters require unanimous approval:

- the approval or amendment of any subsidiary company business plans;

- expenditures that are in excess of 10% of total budgeted expenditures;

- non-budgeted capital expenditures that are in excess of 5% of the consolidated shareholders' funds;

- the encumbrance of any assets or the issuance of guarantees where the liability secured is in excess of the lower of 5% of the consolidated shareholders' funds or R10 million;

- any agreement with any shareholder of Vodacom; and

- the appointment of the company secretary.

The approval of at least six directors appointed to the directing committee is required to take action with respect to:

- the approval or adoption of the terms and conditions and any amendments to the interconnect and transmission agreements concluded with Telkom;

- the setting or adjustment of tariffs; and

- the approval of terms and conditions of supply and associated agreements with the suppliers of infrastructure.

Non-competition

Each party to the Vodacom joint venture agreement has agreed that neither it nor its affiliates will form a similar joint venture relationship, or invest in any competitive business in the Republic of South Africa. This restraint lapses with respect to each party two years after the date such party ceases to be a shareholder of Vodacom or upon termination of the joint venture agreement.

In addition, each party to the Vodacom joint venture agreement has agreed that it will not own, manage or otherwise become engaged in any GSM mobile telecommunications entity or analogue system or otherwise participate in any mobile telecommunications activities in any African country, a major portion of which is situated below the equator, ("the extended territory") unless the party proposing to engage in such activity first offers Vodacom the opportunity to pursue such activity and Vodacom declines. Any decision by Vodacom to become involved in a GSM or analogue system in this territory would require the written consent of those shareholders holding 10% or more of the issued shares of Vodacom if such involvement is a consensus matter as contemplated in the Vodacom joint venture agreement.

Right of first offer

If any Vodacom shareholder that is a party to the joint venture agreement wishes to sell any of the shares held by it, it must offer to sell such shares and an equivalent portion of its claims on loan accounts in Vodacom to the other party to the joint venture agreement. If none of the non-transferring parties accepts such an offer to purchase all of the shares and claims offered on the terms in the notice, then the selling shareholder has the right to sell the shares and an equivalent portion of its claims to a third party at a price not lower than the price, and upon the terms, set forth in the seller's original offer.

Other related transactions with Vodacom

We market and sell our residential products through our customer call center, customer service branches and Telkom Direct Shops, mobile customer service branches, kiosks, the South African Post Office, independent distributors and vendors and through telemarketing.

Other related transactions

The following are additional related party transactions of which Telkom is aware:

Mesdames Arnold and Matthews and Messrs. Tabata, Tenza and Mostert, five of Telkom's board members as of March 31, 2007, were the Government's representatives on Telkom's board of directors. Ms. Chikane, previously a Government representative, resigned on June 19, 2006 and was replaced by Ms. Matthews and Ms. Mtshotshisa, previously a Government representative, resigned on October 31, 2006 and was replaced by Ms. Arnold as the Government's representatives on Telkom's board of directors. Mr. Mahloele, one of Telkom's Board members, was the Public Investment Corporation's representative on Telkom's board of directors. The Public Investment Corporation is currently only entitled to appoint one representative to Telkom's board of directors.

Mr. Dumisani Tabata, one of Telkom's board members, is a director and shareholder of Vuwa Investments (Proprietary) Limited, which acquired a 40% interest in the SAIL Group Limited, with effect from October 1, 2006. SAIL Group is a sports marketing company that does business with Telkom. Telkom paid R18, 682,568 for the period October 1, 2006 to March 31, 2007 for goods and services from the SAIL Group. Telkom paid R36,349,357 for the full 2007 financial year for goods and services from the SAIL Group. The outstanding creditors balance at Telkom as of March 31, 2007 was R151,924. Vodacom paid R232,680,689 for the period October 1, 2006 to March 31, 2007 for goods and services from the SAIL Group. Vodacom paid R599,958,861 for the full 2007 financial year for goods and services from the SAIL Group. The outstanding creditors balance at Vodacom as of March 31, 2007 was R18,951,705. Vuwa Investments is a consortium member of Amandla Omoya, who has bid to acquire a 10% stake in Vodacom.

See also note 42 to the Telkom Group's consolidated financial statements for additional information with respect to related party transactions.

Item 8.   Financial information

CONSOLIDATED FINANCIAL STATEMENTS AND

OTHER FINANCIAL INFORMATION

Consolidated financial statements

Reference is made to Item 18 of this annual report for this information.

Legal proceedings

Telcordia instituted arbitration proceedings against Telkom in March 2001 before a single arbitrator of the International Court of Arbitration, operating under the auspices of the International Chamber of Commerce, which is seated in Paris, France. The seat of the arbitration is in Johannesburg, South Africa. Telcordia is seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year which was subsequently increased to US$172 million. The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of Telcordia. Telkom subsequently filed an application in the South African High Court to review and set aside the partial award. On November 27, 2003, the South African High Court set aside the partial award and issued a cost order in favor of Telkom. On May 3, 2004, the South African High Court dismissed an application by Telcordia for leave to appeal and ordered Telcordia to pay the legal costs of Telkom. On November 29, 2004 the Supreme Court of Appeals granted Telcordia leave to appeal. Telcordia has since filed a notice of appeal. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal, Telcordia filed a similar petition in the United States District Court of New Jersey. The United States District Court of New Jersey also dismissed Telcordia's petition, reaffirming the decision of the United States District Court of Columbia. Telcordia appealed this dismissal, which was later dismissed by the Appeals Court of New Jersey. The appeal by Telcordia in the Supreme Court of Appeals was set down for and heard on October 30 and October 31, 2006. Following the successful upholding of the appeal, Telkom filed an application for leave to appeal to the Constitutional Court on only the issue revolving around the Supreme Court of Appeals' failure to recognize Telkom's rights of access to the courts under the South African Arbitration Act. The Constitutional Court has since dismissed Telkom's appeal with costs. The Supreme Court of Appeal judgment brought to finality the merits dispute of the Telcordia damages claim against Telkom and the parties are expected to reconvene the arbitration solely for purposes of determining the amount of damages to which Telcordia is entitled. Prior to the arbitration proceedings, tentatively scheduled for September 2007, the parties have an option of considering possible settlement. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre, or IDRC. The first hearing was held in London on May 21, 2007 and was a 'directions hearing', in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the damages hearing in September 2007.

The second hearing was held in London at the IDRC on June 25 and 26, 2007 dealt with the application by Telcordia for the striking out of part of Telkom's defense on the basis that Telkom had raised issues in its defense that had already been heard by the arbitrator prior to his partial award. This application was dismissed by the arbitrator. The arbitrator also made a ruling compelling Telcordia to provide certain particulars requested by Telkom with regard to the claims by Telcordia. In his ruling, the arbitrator also set out a list of issues for determination at the damages hearing to be held during September 2007.

Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provisions for estimated liabilities in respect of Telcordia in the sum of US$70 million, including interest but excluding legal fees. Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.

Competition Commission

We are parties to a number of legal proceedings filed by parties with the South African Competition Commission alleging anti-competitive practices described below. If Telkom were found to have committed prohibited practices as contained in the Competition Act, 1998, as amended, Telkom could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial years prior to the dates of the complaints. The Competition Commission has to date not imposed the maximum penalty on any offender.

As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties. These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies. We are currently unable to predict the amount that we may eventually be required to pay in these proceedings, however, we have not included provisions for any of these claims in our financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If Telkom is required to cease these practices, divest itself of the relevant businesses or pay significant fines, Telkom's business and financial condition could be materially adversely affected and its revenue and net profit could decline. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.

Independent Cellular Service Provider Association of South Africa (ICSPA)

In 2002, the ICSPA filed a complaint against Telkom at the Competition Commission in terms of the Competition Act, alleging that Telkom had entered into contracts with large corporations, providing large discounts with the effect of discouraging the corporates from using the 'premicell' device installed by their members. They alleged various contraventions of the Competition Act. Telkom provided the Competition Commission with certain information requested. Telkom also referred the Competition Commission to its High Court application in respect of utilization of the 'premicell' device. The Competition Commission declined to refer the matter to the Competition Tribunal. ICSPA then referred the matter to the Competition Tribunal on September 18, 2003. Telkom filed its answering affidavit on November 28, 2003.

The South African Value Added Network Services (SAVA)

On May 7, 2002, the South African Value Added Network Services Providers' Association, an association of VANS providers, filed complaints against Telkom at the Competition Commission of the Republic of South Africa under the South African Competition Act, 89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act, 89 of 1998, and that it was engaged in price discrimination. The Competition Commission found, among other things, that several aspects of Telkom's conduct prima facie contravened the Competition Act, 89 of 1998, and referred certain of the complaints to the Competition Tribunal for adjudication. The complaints deal with Telkom's alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers.

Telkom has brought an application in the South African High Court to review the decision by the Competition Commission, on the basis that the Tribunal does not have the jurisdiction to adjudicate the matter. The Competition Commission has opposed the application, but the application has not yet been finally determined by the High Court. The review procedure requires that the Competition Commission file a full record of its proceedings pursuant to which is decision was taken. Once the record is filed, Telkom would have an opportunity to supplement its original papers, if required. The Competition Commission approached the High Court for an order as to how to deal with certain documents that it regarded as confidential. The Competition Commission subsequently filed its record of proceedings, but Telkom was of the view that the record was incomplete. Recently the Competition Commission filed the remainder of its record, including the confidential documents, and Telkom has supplemented its papers by filling a further affidavit. The Competition Commission has now filed its answering affidavit. These matters and the amount of Telkom's liability are expected to be finalized within the next financial year.

Omnilink

On August 22, 2002 Omnilink filed a complaint against Telkom at the Competition Commission alleging that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter.

Orion/Telkom (Standard Bank and Edcon)

In April 2003, Orion filed a complaint against Telkom, Standard Bank and Edcon at the Competition Commission concerning Telkom's discounts offered on public switched telecommunication services to corporate customers. In terms of the rules of the Competition Commission, the Competition Commission, who acts as an investigator, had one year to investigate the complaint. Orion simultaneously with the filing of the complaint, also filed an application against Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering Orion's corporate customers reduced rates associated with Telkom's Cellsaver discount plan.

The Competition Commission completed its investigation and decided that there was no prima facie evidence of any contravention of the Competition Act. Orion however referred the matter to the Competition Tribunal in terms of section 51 of the Competition Act, which allows for parties to refer matters to the Competition Tribunal themselves. Telkom has not yet filed its answering affidavit in the main complaint before the Competition Tribunal. To date there has been no further developments on this matter. These matters and the amount of Telkom's liability, if any, are not expected to be finalized within the next financial year.

Internet Service Association (ISPA)

In December 2005, the ISPA, an association of ISPs, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaints deal with the cost of access to SAIX, the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISPs and the alleged favorable installation timelines offered to TelkomInternet customers. The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom provided the Competition Commission with the information and is awaiting the Commission's response. This matter and the amount of Telkom's liability are not expected to be finalized within the next financial year.

M-Web and Internet Solutions (IS)

On June 29, 2005, M-Web and Internet Solutions, or IS, jointly lodged a complaint with the Competition Commission against Telkom and also requested interim relief at the Competition Tribunal. The complaint at the Competition Commission mainly deals with Telkom's pricing for ADSL retail products and its IP Connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other internet service providers, the architecture of Telkom's ADSL access route and the manner in which internet service providers can only connect to Telkom's edge service router via IP Connect as well as alleged excessive pricing for bandwidth on Telkom's international undersea cable. The application for interim relief at the Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of its current peering agreement, and demanded that Telkom treat the traffic generated by ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrade its peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilization. Telkom filed its answering affidavit, and is awaiting IS and M-Web's replying affidavit.

Since then, Telkom has entered into a new peering agreement with IS. To date there has been no further developments on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.

M-Web

On June 5, 2007, MWeb brought an application against Telkom for interim relief at the Competition Tribunal with regard to the manner in which Telkom provides wholesale ADSL internet connections. MWeb requested the Competition Tribunal to grant an order of interim relief against Telkom to charge MWeb a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. MWeb further applied for an order that Telkom implement the migration of end customers from Telkom PSTS ADSL access to MWeb without interruption of the service. Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to "plead over" as to the merits of the matter. Telkom has also filed an application in the High Court of the Transvaal Provincial Division on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by MWeb.

A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.

We are not currently able to predict when these disputes may be resolved or the amount that we may eventually be required to pay, however, we have not included provisions for all of these claims in our consolidated financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If we were to lose these or future legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.

We are parties to various additional proceedings and lawsuits in the ordinary course of our business, which our management does not believe will have a material adverse impact on us.

Dividend policy

For a discussion of Telkom's dividend policy, see Item 3. "Key Information – Dividends and Dividend Policy."

SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, there have been no significant changes in Telkom's business since March 31, 2007, the date of the consolidated annual financial statements included in this annual report.

Item 9.   The offer and listing

Markets

Telkom's ordinary shares are listed on the JSE in the "Telecommunications Services" sector under the symbol "TKG" and ISIN Code "ZAE000044897" and its ADSs are listed on the New York Stock Exchange, Inc. under the symbol "TKG". The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as depositary, under the Deposit Agreement, dated as of March 3, 2003, among Telkom, The Bank of New York, as depositary, and the registered and beneficial owners from time to time of ADRs. The following table sets forth, for the periods indicated:

- the reported high and low market quotations as reported by the JSE; and

- the reported high and low sales prices on the NYSE Composite Tape of the ADSs:

	JSE (ZAR per ordinary share)		NYSE (USD per ADS)	
	High	**Low**	**High**	**Low**
2003 Financial Year[1]	**30.75**	**27.80**	**14.78**	**13.65**
2004 Financial Year	**78.80**	**29.55**	**49.60**	**14.85**
First Quarter				
April 2003	34.75	29.10	18.25	14.68
May 2003	34.00	30.50	17.70	15.58
June 2003	38.75	31.30	20.80	15.75
Second Quarter				
July 2003	45.00	38.80	24.35	21.20
August 2003	43.02	40.00	23.44	21.46
September 2003	44.07	40.30	25.34	22.15
Third Quarter				
October 2003	53.50	43.30	30.90	24.90
November 2003	65.30	53.20	40.50	30.75
December 2003	70.51	62.80	43.10	37.70
Fourth Quarter				
January 2004	75.01	62.50	44.90	35.00
February 2004	77.60	67.25	45.05	40.85
March 2004	78.80	68.45	49.60	41.60
2005 Financial Year	**117.00**	**70.25**	**79.85**	**42.38**
First Quarter				
April 2004	87.00	75.50	54.80	43.75
May 2004	79.40	72.50	47.26	42.45
June 2004	86.50	73.00	52.75	45.25
Second Quarter				
July 2004	84.00	77.75	54.25	50.90
August 2004	81.99	76.00	51.00	46.70
September 2004	80.00	72.55	48.00	44.80
Third Quarter				
October 2004	87.00	73.50	56.75	46.44
November 2004	103.50	82.00	70.25	55.70
December 2004	101.00	91.20	66.90	63.80
Fourth Quarter				
January 2005	109.00	93.01	72.75	62.10
February 2005	116.31	104.20	79.50	68.10
March 2005	117.00	101.50	79.85	67.00

	JSE (ZAR per ordinary share)		NYSE (USD per ADS)	
	High	Low	High	Low
2006 Financial Year	**171.00**	**98.45**	**111.50**	**64.01**
First Quarter				
April 2005	109.50	98.45	70.36	64.75
May 2005	116.39	106.50	73.98	66.05
June 2005	120.30	104.10	71.25	64.11
Second Quarter				
July 2005	131.00	108.00	77.15	64.01
August 2005	130.00	120.00	79.98	75.25
September 2005	129.98	121.35	81.85	76.50
Third Quarter				
October 2005	130.00	114.65	79.35	70.85
November 2005	145.00	125.80	86.75	77.75
December 2005	141.59	130.05	88.90	82.11
Fourth Quarter				
January 2006	152.00	134.75	99.85	88.00
February 2006	171.00	148.05	111.50	98.67
March 2006	165.90	148.10	108.39	97.36
2007 Financial Year	**171.00**	**119.10**	**109.50**	**66.00**
First Quarter				
April 2006	167.85	139.50	109.50	91.79
May 2006	147.00	127.51	96.40	76.90
June 2006	142.50	121.05	86.00	67.42
Second Quarter				
July 2006	134.50	119.10	78.80	66.00
August 2006	139.50	127.00	79.35	73.90
September 2006	140.50	128.50	77.00	69.01
Third Quarter				
October 2006	143.00	132.55	76.70	68.80
November 2006	145.50	127.88	79.95	72.78
December 2006	144.55	131.10	81.90	74.13
Fourth Quarter				
January 2007	161.02	141.50	90.24	79.00
February 2007	175.50	155.50	98.49	85.50
March 2007	171.00	155.50	96.20	84.75
2008 Financial Year through June 29	**182.05**	**163.00**	**104.25**	**91.75**
First Quarter				
April 2007	181.00	164.06	102.30	91.75
May 2007	181.65	163.00	102.29	92.00
June 2007	182.05	167.01	104.25	94.00

(1)   From March 4, 2003, the date the ordinary shares commenced trading on the JSE and the ADSs commenced trading on the NYSE through March 31, 2003.

On June 29, 2007, the last trading price of the ordinary shares as reported by the JSE was R178.40 per share and the last trading price of the ADSs on the NYSE Composite Tape was $100.75.

Item 10.   Additional information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of material information relating to Telkom's share capital, including summaries of certain provisions of Telkom's memorandum and articles of association, the South African Companies Act, 61 of 1973, and the Listings Requirements of the JSE. This summary is qualified in its entirety by the provisions of Telkom's memorandum and articles of association and by the applicable provisions of South African law and the Listings Requirements of the JSE. You should refer to the full text of Telkom's memorandum and articles of association, which is incorporated by reference as an exhibit to this annual report.

General

Telkom was incorporated on September 30, 1991, as a public limited liability company registered under the South African Companies Act with registration number 1991/005476/06. Telkom is governed by its memorandum and articles of association and the provisions of the South African Companies Act, 61 of 1973. Telkom is also subject to the Listings Requirements of the JSE and the New York Stock Exchange.

Telkom's main object and business is to supply telecommunications, broadcasting, multimedia technology and information services to the general public in the Republic of South Africa.

Share capital

Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003, Telkom's authorized and issued share capital was, with effect from March 4, 2003, altered by the conversion of one ordinary share held by the Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10. As a result, as of March 31, 2005, Telkom's authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10, and its issued share capital was R5,570,318,190, divided into 557,031,817 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10. As of March 31, 2006, Telkom's authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10, and its issued share capital was R5,449,448,990 divided into 544,944,897 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10 and its outstanding share capital was R5,214,083,200, divided into 521,408 318 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10. As of March 31, 2007, Telkom's authorized share capital was R10,000,000,000 divided into 999,999,998 ordinary shares with a par value of R10 each, one Class A Ordinary Share with a par value of R10 and one class B ordinary share with a par value of R10 each and its issued share capital was R5,328,555,280 divided into 532,855,526 ordinary shares with a par value of R10 each, one Class A Ordinary Share with a par value of R10 and one class B ordinary share with a par value of R10 each and its outstanding share capital was, R5,097,694,540 divided into 509,769,452 ordinary shares with a par value of R10 each, one Class A Ordinary Share with a par value of R10 and one Class B Ordinary Share with a par value of R10.

The following shows a reconciliation of shares outstanding from April 1, 2005 through March 31, 2007:

	Number of shares
Shares issued at April 1, 2005	557,031,819
Shares held in treasury at April 1, 2005	(23,566,248)
Shares outstanding at April 1, 2005	533,465,571
Shares repurchased and cancelled during 2006 financial year	(12,086,920)
Shares released from treasury during 2006 financial year	29,669
Shares outstanding at March 31, 2006	521,408,320
Shares issued at March 31, 2006	544,944,899
Shares held in treasury at March 31, 2006	(23,536,579)
Shares repurchased and cancelled during 2007 financial year	(12,089,371)
Shares released from treasury during 2007 financial year	450,505
Shares outstanding at March 31, 2007	509,769,454
Shares held in treasury at March 31, 2007	23,086,074
Shares issued at March 31, 2007	532,855,528

Only ordinary shares are listed on the JSE and ADSs listed on the New York Stock Exchange only represent ordinary shares. The class A and B ordinary shares are not listed on any stock exchange.

Before the alteration of Telkom's authorized and issued share capital on March 4, 2003, Telkom's authorized share capital was R10,000,000,000, divided into 1,000,000,000 ordinary shares with a par value of R10 each, and its issued share capital was R5,570,318 190, divided into 557,031,819 ordinary shares with a par value of R10 each and its share premium was R2,723,000,000. No alterations to Telkom's share capital occurred during the five years preceding the date of this annual report, other than the alteration of Telkom's authorized and issued share capital on March 4, 2003 and as discussed above.

All of Telkom's issued and outstanding ordinary shares rank equally with each other and are fully paid and not subject to calls for additional payments of any kind. Except as specified in Telkom's articles of association, selected provisions of which are described in this annual report, the class A ordinary share and the class B ordinary share rank equally with the ordinary shares.

Significant shareholder

Pursuant to Telkom's articles of association, a "significant shareholder" is the registered holder of the class A ordinary share or the class B ordinary share and, in addition, of at least 15% of the issued ordinary shares, which percentage will be adjusted from time to time to reflect the dilutive effect of any issuance of new ordinary shares by Telkom after March 4, 2003, provided that the percentage will not be lower than 10%. A significant shareholder has certain specific rights in terms of Telkom's memorandum and articles of association as more fully described below. As of the date hereof, the Government is the only significant shareholder.

If, by March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom's articles of association, they will automatically be so converted and the rights of the holders of the class A ordinary share and class B ordinary share, including any rights as significant shareholders, will be terminated under Telkom's articles of association.

Dividends

Telkom's shareholders, in a general meeting, or its board, from time to time, may declare a dividend to be paid to the registered holders of one or more classes of shares; provided that Telkom's shareholders may not declare a greater dividend in a general meeting than is recommended by the board and provided further that no dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. In addition, the declaration or distribution of dividends or other distributions must be approved by the board as a reserved matter. See Item 6. "Directors, Senior Management and Employees – Directors and Senior Management – Reserved Matters".

Pursuant to Telkom's articles of association, dividends on ordinary shares will not bear interest. Dividends are declared payable to shareholders registered as such on a date subsequent to the date of publication of the announcement of the declaration of the dividend. This date may not be sooner than 14 days after the date of such publication. All unclaimed dividends may be invested or otherwise utilized by the board for Telkom's benefit until claimed, provided that dividends unclaimed after a period of three years shall be forfeited. Forfeited dividends revert to Telkom or its assigns.

Any dividend or other sum payable in cash to a shareholder may be transmitted by ordinary post to the address of the shareholder recorded in the register or any other address the shareholder may previously have given to Telkom in writing or by electronic transfer to such bank account as the shareholder may previously have given to Telkom in writing. Telkom will not be responsible for any loss in transmission. Subject to the approval of shareholders in a general meeting, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets as the board may determine and direct at the time of declaring the dividend.

Any cash dividends paid by Telkom will be declared in South African Rands. The shareholders in a general meeting, or the board of directors, may at the time of declaring a dividend, stipulate that the dividend be paid to shareholders having registered addresses outside South Africa or who have given written instructions requesting payment at addresses outside South Africa, shall be paid in a currency other than South African currency. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid in Rands will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement, a copy of which is incorporated by reference to Exhibit 2.2 to this annual report.

Voting rights

Subject to any rights or restrictions attached to any class of shares, every shareholder present at a general meeting in person, by proxy or by representation will, on a show of hands, have one vote only and, in the case of a poll, that proportion of the total votes which the aggregate amount of the nominal value of the shares held by that shareholder bears to the aggregate of the nominal value of all the shares issued by Telkom. For a description of shareholders' rights to request a poll, see Item 10. "Additional Information – Memorandum and Articles of Association – General Meetings of Shareholders". A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on the shareholder's behalf. The proxy need not be a shareholder of Telkom.

Issue of additional shares and pre-emptive rights

Subject to the provisions of the South African Companies Act, 61 of 1973, the JSE Listings Requirements and any rights or restrictions attached to any class of shares, shareholders in a general meeting may authorize the board to allot and issue shares or grant options over unissued shares to such persons at such times, and generally on such terms and conditions, and for such consideration,

224

whether payable in cash or otherwise, as it may decide. Telkom's shareholders granted to the board the authority to allot and issue up to 22,281,272, representing 4% of Telkom's issued ordinary share capital, ordinary shares to the participants under Telkom's conditional share plan in a general meeting held on January 27, 2004. There may not be any increase or reduction in Telkom's issued share capital or that of any of its subsidiaries without the authorization of the board as a reserved matter. See Item 6. "Directors, Senior Management and Employees – Directors and Senior Management – Reserved Matters." No change in the number of issued class A ordinary shares or class B ordinary shares may be made without the approval of the holder of the class A ordinary share and class B ordinary share, respectively.

The Listings Requirements of the JSE require Telkom's unissued ordinary shares to be offered first to existing shareholders in proportion to their holdings of ordinary shares unless these shares are issued for the acquisition of assets. The shareholders may, however, grant either a general approval in a general meeting authorizing the directors to issue ordinary shares for cash or a specific approval for a particular issue of ordinary shares, without first offering them to existing shareholders. Issues of ordinary shares for cash pursuant to a general approval in the aggregate in any one financial year may not exceed 15% of the issued share capital of that class. The maximum discount at which securities may be issued under a general approval is 10% of the weighted average trading price of those securities over 30 business days on the JSE prior to the date that the price of the issue is determined or agreed by the directors. A specific approval to issue ordinary shares is subject to, among other things, the disclosure of the number, or maximum number, of securities to be issued and disclosure of whether the discount at which the securities are to be issued is unlimited and, if not, the limit. A general and specific approval are each subject to the requirement of approval of a 75% majority of votes cast by shareholders present or represented by proxy at a general meeting, excluding, in the case of a specific approval, any parties and their associates participating in the specific issue for cash. As of the date hereof, except for the authority referred to above, no general or specific approval authorizing the directors to issue shares for cash has been granted to the board by the shareholders of Telkom.

Subject to the South African Companies Act, 61 of 1973, the directors or Telkom's shareholders may resolve in a general meeting to utilize all or any part of Telkom's reserves, or any amount available for distribution as a dividend and not required for the payment or provision of dividends on preference shares, to pay for Telkom's authorized but unissued shares to be issued as fully paid capitalization shares to shareholders entitled to receive such distributions as a dividend.

Transfer of shares

Telkom's articles of association do not contain any restriction on the right to transfer ordinary shares, except as described below. Ordinary shares may be transferred by an instrument in writing in any usual common form or in such other form as the board of directors may approve if such transfer does not arise pursuant to a trade of such shares on the JSE. The transferor will be deemed to remain the holder of the ordinary shares until the name of the transferee is entered in Telkom's share register in respect of the transferred ordinary shares. Every instrument of transfer presented for registration must be accompanied by the certificate representing the ordinary shares to be transferred and/or such other evidence Telkom may require to prove the title of the transferor or the transferor's right to transfer the ordinary shares.

Although shareholders are entitled to hold their ordinary shares in certificated form, ordinary shares may only be traded on the JSE if they have been dematerialized through Share Transactions Totally Electronic Limited, or STRATE. A dematerialized share is not evidenced by a share certificate and may not be transferred by an instrument in writing, but is represented and transferred by means of electronic book entries.

The class A share is not transferable to any transferee, except to an eligible Ministry, as defined in the articles of association, without the written consent of the class B shareholder. If the class A share is to be transferred to an eligible Ministry, it may be so transferred only if it is transferred together with as many shares as would be sufficient to constitute the transferee a significant shareholder without taking account of any other shares already held by or on behalf of such transferee at the time of the actual delivery of the class A share to the transferee pursuant to the applicable underlying contract, and only after consultation with the class B shareholder. The class A share will be converted into an ordinary share on March 4, 2011 or if, at any time before then, it ceases to be held by the Minister, as defined in the articles of association, or the class B share is converted into an ordinary share.

The class B share, including the rights attached to it, may be transferred to a transferee only if it is transferred together with as many shares as would be sufficient to constitute the transferee a significant shareholder without taking account of any other shares already held by or on behalf of such transferee at the time of the actual delivery of the class B share to the transferee pursuant to the applicable underlying contract, and only after consultation with the class A shareholder. The class B share will be converted into an ordinary share on March 4, 2011 or if, at any time before then, the class B shareholder ceases to hold at least 5% of Telkom's issued shares.

Disclosure of interest in shares

Pursuant to the South African Companies Act, 61 of 1973, registered shareholders are required at the end of every calendar quarter to disclose to the issuer the identity of each other person who has a beneficial interest in the shares held by the registered holder and the number and class of those shares. Moreover, an issuer of shares may, by notice in writing, require a person who is a registered holder of, or whom the issuer knows or has reasonable cause to believe, has a beneficial interest in, a share issued by the issuer to identify to the issuer the person on whose behalf a share is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of shares are obliged to establish and maintain a register of the disclosures described above and to publish in their consolidated annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of shares of that class issued by the issuer together with the extent of those beneficial interests.

Register of members

Telkom keeps a register of its members, being shareholders whose names have been included in this register, in South Africa. Telkom may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.

General meetings of shareholders

Telkom is required by the South African Companies Act, 61 of 1973, to hold an annual general meeting not later than nine months after the end of every financial year and within 15 months after the date of its last preceding annual general meeting. The board may convene a general meeting whenever it thinks fit and must do so on the request of 100 shareholders or of shareholders holding, at the date of request, not less than one-twentieth of shares carrying voting rights.

Telkom is required by the South African Companies Act, 61 of 1973, to provide at least 21 "clear days" intervening notice for annual general meetings and for general meetings at which special resolutions are proposed, and at least 14 "clear days" intervening notice for all other general meetings. "Clear days" exclude the date on which notice is given, and the date on which the meeting is held.

A holder of shares may by notice require Telkom to record an address within South Africa which shall be deemed to be his or her address for the purpose of the service of notices. Telkom's articles of association require notices of general meetings to be in writing and to be given or served on any shareholder either by sending the notice, or a message advising that the notice is available on a website and containing the address of such website by electronic mail or telefacsimile to an electronic mail address or telefacsimile number notified to Telkom for this purpose. Alternatively, the written notice may be given by delivery in person or by sending it through the post, properly addressed, to a shareholder at his or her address shown in the register of shareholders or to a beneficial holder of Telkom's shares at the address which has been disclosed to Telkom and recorded in its register of such disclosures. Notice may be given to any beneficial holder of Telkom's shares who has not disclosed his or her address, electronic mail address or telefacsimile number to Telkom, by publishing that notice or an advertisement that such notice is available on a website, in the South African Government Gazette and any newspaper determined by Telkom's directors. Any notice to shareholders must simultaneously be given to the secretary or other suitable official of any recognized stock exchange on which Telkom's shares are listed in accordance with the requirements of the stock exchange. Every notice shall be deemed to have been received on the date on which it is so delivered and, if it is sent by post, on the day on which it is posted. If it is published in the South African Government Gazette or if it is advertised in the Government Gazette, it is deemed to have been received on the date it appears in the Government Gazette. If it is sent by electronic mail or telefacsimile, it is deemed to have been sent on the day it is sent or transmitted.

No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. A quorum is at least three shareholders present in person or, in the case of a shareholder which is a company, by representation, and entitled to vote, provided that no quorum will be constituted if the class A shareholder and class B shareholder are not duly represented. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week, or if that day is a South African public holiday or a Saturday or Sunday, the next succeeding day other than a South African public holiday, Saturday or Sunday, at the same time and place. The quorum at the adjourned meeting shall be three shareholders present in person or by representation. If a quorum at the initial meeting was not established because of the absence of the class A shareholder or class B shareholder, the presence of the absent shareholder is not required to establish a quorum at the adjourned meeting. In order to pass a special resolution, shareholders holding in the aggregate not less than one fourth of the total votes of all shareholders entitled to vote must be present in person or by proxy at the meeting.

At a general meeting, a resolution put to the vote will be decided by a show of hands unless a poll is demanded by:

• the chairman of the meeting;

• not less than five shareholders having the right to vote at such meeting; or

• a shareholder or shareholders representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting or a shareholder or shareholders entitled to vote and holding in aggregate not less than one tenth of Telkom's issued share capital.

Resolutions will be carried by a majority of the votes recorded at the meeting except in the case of a special resolution which must be passed either on a show of hands, by not less than three fourths of the number of Telkom's shareholders entitled to vote who are present in person, by proxy or by representation or, where a poll has been demanded, by not less than three fourths of the total votes to which the shareholders present in person, by proxy or by representation are entitled.

Annual report and accounts

Telkom's board is required to keep such accounting records and books of account as are prescribed by the South African Companies Act, 61 of 1973. Generally, no shareholder, other than a director, has any right to inspect any of Telkom's accounting record books, accounts or documents.

The board is required, in respect of each of Telkom's financial years, to prepare annual consolidated financial statements and present them before the annual general meeting.

Pursuant to the Listings Requirements of the JSE, unaudited interim reports must be distributed to all shareholders within three months after the end of the first six months of Telkom's financial year.

Telkom's consolidated financial statements must, in conformity with IFRS, fairly present the state of affairs and business of Telkom and all of its consolidated subsidiaries at the end of the financial year concerned and the profit or loss of Telkom and all of its consolidated subsidiaries for that financial year.

Changes in capital

Telkom may from time to time by special resolution:

- consolidate, divide or sub-divide all or any part of Telkom's issued or unissued capital;

- increase or cancel all or any part of Telkom's unissued capital;

- convert any of Telkom's shares, whether issued or not, into shares of another class;

- convert all or any of Telkom's paid-up shares into stock and reconvert such stock into paid-up shares; or

- convert any shares having a par value into shares having no par value and vice versa.

Telkom may from time to time reduce its issued share capital, share premium, stated capital, reserves and/or any capital redemption reserve fund with the approval of an ordinary resolution of Telkom's shareholders in a general meeting and with a resolution of Telkom's directors. Any increase or reduction in Telkom's issued share capital or that of any of Telkom's subsidiaries must be approved by directors as a reserved matter. See Item 6. "Directors, Senior Management and Employees – Directors and Senior Management – Reserved Matters".

Variation of rights

Whenever Telkom's capital is divided into different classes of shares, the rights attached to any class of shares in issue may be varied, modified or abrogated by special resolution, provided that no variation that adversely affects those rights may be made without the written consent or ratification of the holders of three fourths of the issued shares of that class or a resolution passed in the same manner as a special resolution at a separate general meeting of the holders of such shares.

The affirmative vote or consent of the holder of the class A ordinary share or the holder of the class B ordinary share, as the case may be, is required for any amendment, alteration or cancellation of any of the provisions of Telkom's memorandum and articles of association that would alter or change the powers, preferences or special rights of the class A ordinary share or class B ordinary share or the holder of the class A ordinary share or class B ordinary share, as the case may be, so as to affect either adversely. Telkom's memorandum and articles of association further require Telkom to obtain written consent from the Government before issuing any securities or amending any existing securities in a manner that would adversely affect the Government's right under a special condition set forth in Telkom's memorandum of association, including the creation of a new class of shares or the amendment of the rights attached to an existing class of shares to provide them with rights superior to or equal to or adversely affecting the rights of Government under this condition. This special condition provides, among other things, that Telkom must obtain written consent from the Government before:

- taking any action that would result in Telkom's ceasing to provide telecommunications services under its public switched telecommunications services license in the Republic of South Africa; or

- disposing of assets, the effect of which would materially impair Telkom's ability to fulfill its obligation under its public switched telecommunications services license.

The rights conferred upon the holders of the shares of any class will be deemed not to be directly or indirectly adversely affected by the creation or issue of further shares ranking equally with them or the cancellation of any shares of any other class.

Distribution of assets on liquidation

If Telkom is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all of Telkom's liabilities and the costs of winding-up shall be distributed among the shareholders in proportion to the numbers of shares held by them, subject to the rights of any shareholders to whom shares have been issued on special conditions and subject to Telkom's right to set-off unpaid capital or premium against the liability, if any, of shareholders. Furthermore, with the authority of a special resolution, the liquidator may divide among the shareholders, in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.

Any winding up or liquidation of Telkom must be authorized as a board reserved matter.

See Item 6. "Directors, Senior Management and Employees – Directors and Senior Management – Reserved Matters".

Purchase of shares

The South African Companies Act, 61 of 1973, permits loans by a company to its employees, other than directors, for the purpose of purchasing or subscribing for shares of that company or of its holding company.

The procedure for acquisition by a company of its own shares is regulated both by the South African Companies Act, 61 of 1973, and the Listings Requirements of the JSE. The South African Companies Act, 61 of 1973, provides that a company may, by special resolution, if authorized by its memorandum and articles of association, approve the acquisition of its shares; provided that a company may not make any payment in whatever form to acquire any share issued by that company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company. The South African Companies Act, 61 of 1973, also provides that:

- a subsidiary may acquire up to a maximum of 10% in the aggregate of the number of issued shares of its holding company, or parent company; and

- a company may make payments to its shareholders if authorized by its memorandum and articles of association, subject to the provisions referred to above relating to its ability to pay debts and solvency.

Under South African law and the Listings Requirements of the JSE, the shareholders in a general meeting may approve a specific acquisition by the company of its issued shares or grant the company a general authority to acquire its issued shares by way of a renewable mandate which is valid until the company's next annual general meeting, provided that such authority may not extend beyond 15 months from the date of the granting of the general authority. The general authority is subject to, among other things, the following:

- the acquisition of ordinary shares must be on the "open market" of the JSE;

- the number of ordinary shares that may be acquired pursuant to the general authority may not, in the aggregate, exceed 20% of Telkom's issued share capital in any one financial year; and

- the ordinary shares may not be acquired at a price that is more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected.

At Telkom's annual general meeting held on October 20, 2006, the shareholders of Telkom granted Telkom, through a special resolution, the authority for Telkom or a subsidiary of Telkom to acquire Telkom's issued and outstanding ordinary share capital from time to time, upon such terms and conditions and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide, but always subject to the Companies Act, 61 of 1973, as amended, and the listing requirements from time to time of the JSE, which general approval shall endure until the following annual general meeting of Telkom, or 15 months from the date of the resolution, whichever period is shorter. As a result, Telkom is authorized to purchase up to 20% of its issued share capital.

Directors

Pursuant to Telkom's articles of association, the holder of the class A ordinary share and the holder of the class B ordinary share, for so long as they hold the class A ordinary share and the class B ordinary share, respectively, are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them as follows:

- if either shareholder owns at least 25% of the issued ordinary shares, it has the right to appoint five directors, including two executive directors;

- if either shareholder owns at least 20%, but less than 25% of the issued ordinary shares, it has the right to appoint four directors, including, in the case of the Public Investment Corporation, two executive directors and, in the case of the Government, one executive director;

- if either shareholder owns at least 15%, but less than 20% of the issued ordinary shares, it has the right to appoint three directors, including, in the case of the Public Investment Corporation, two executive directors and, in the case of the Government, three non-executive directors;

- if either shareholder owns at least 10%, but less than 15% of the issued ordinary shares, it has the right to appoint two directors, including, in the case of the Public Investment Corporation, two executive directors and, in the case of the Government, two non-executive directors; and

- if either shareholder owns at least 5%, but less than 10% of the issued ordinary shares, it has the right to appoint one director, including, in the case of the Public Investment Corporation, one executive director and, in the case of the Government, one non-executive director.

Neither the holder of the class A ordinary nor the holder of the class B ordinary share will have the right to appoint more than five directors, regardless of their share ownership.

The remaining directors, if any, other than Telkom's chief executive officer who is appointed by Telkom's board of directors, may be appointed by a general meeting. A general meeting is not entitled to fill a vacancy of a director appointed by the Government or the Public Investment Corporation, as holders of the Class A ordinary share and the Class B ordinary share, respectively.

At each of Telkom's annual general meetings, at least one third of Telkom's directors appointed by a general meeting, excluding executive directors, directors appointed by the holder of the class A ordinary share and the holder of the class B ordinary share and any directors appointed by the directors after the conclusion of Telkom's preceding annual general meeting, are required to retire from office but are eligible for re election. The directors to retire are those who have been longest in office or, as between directors appointed by a general meeting who have been in office for an equal length of time, in the absence of agreement, determined by lot. If, after such retirements, there would remain in office any director appointed by a general meeting who would have held office for three years since his last election, he shall also retire at such annual general meeting. In addition, those directors appointed by a general meeting since the last annual general meeting are required to retire from office. A retiring director is eligible for re election. Directors appointed by the holder of the class A ordinary share or the holder of the class B ordinary share, as the case may be, can be removed and replaced at any time upon receipt by Telkom of written notice from the holder of the class A ordinary share or the holder of the class B ordinary share, as the case may be.

The remuneration of Telkom's directors shall be determined from time to time by its directors, taking into account the recommendations of the remuneration committee appointed by Telkom's directors. Telkom's directors shall be paid all their traveling and other expenses properly incurred by them in the execution of their duties in or about Telkom's business, which are approved or ratified by Telkom's directors.

Any director who serves on any committee, devotes special attention to Telkom's business, goes or resides outside of the Republic of South Africa for any of Telkom's purposes, or performs any services that are outside the scope of ordinary duties of a director, may be paid such extra remuneration or allowances as Telkom's directors, excluding the director in question, may determine.

Telkom's articles of association provide that a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or she has a material interest, other than by virtue of his or her interest in securities in Telkom and in certain other limited circumstances.

A director may not be counted in the quorum of a meeting in relation to any resolution in which he or she is not permitted to vote.

The directors are not obliged to hold any qualification shares.

Telkom's articles of association grant a director appointed by the Government, as a significant shareholder, the right, for so long as it is a significant shareholder, to nominate certain of the directors that Telkom is entitled to appoint to the boards of directors of its subsidiaries and Vodacom.

The number of directors that the Government is entitled to nominate is based on the ratio of the number of ordinary shares owned by the Government to the sum of the ordinary shares owned by the Government and the Public Investment Corporation, as the class B shareholder.

If the class A ordinary share and/or class B ordinary share are converted into ordinary shares, the rights of the Government and/or the Public Investment Corporation as holders of the class A ordinary share and class B ordinary share, respectively, including their rights of appointment of directors to Telkom's board of directors and the boards of directors of Telkom's subsidiaries and Vodacom, will be terminated.

Borrowing powers

The directors may exercise all of Telkom's powers to borrow money and to mortgage or encumber Telkom's property or any part thereof and to issue debentures, whether secured or unsecured, whether outright or as security for any debt, liability or obligation of Telkom or of any third party. For this purpose, the borrowing powers of the directors are unlimited. Telkom's borrowing powers have not been exceeded during the past three years.

231

Non-South African shareholders

Other than as described under "–Transfer of Shares," there are no limitations in Telkom's memorandum or articles of association on the right of non-South African shareholders to hold or exercise voting rights attaching to any of its ordinary shares.

Rights of minority shareholders and fiduciary duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under provisions in the South African Companies Act, 61 of 1973, a shareholder may, under certain circumstances, seek relief from the court if the shareholder has been unfairly prejudiced. These provisions are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. There may also be common law and statutory personal actions available to a shareholder of a company.

The fiduciary obligations of directors may differ from those in the United States and certain other countries. Under South African law, the directors of a company are required to adhere to and act in accordance with two main fiduciary duties, the duty to act in the best interests of the company and the duty to act with due care and skill. The fiduciary duty to act in the best interests of the company includes a duty that the directors must avoid a conflict between their personal interests and the interests of the company, prohibits the directors from using their fiduciary position for personal benefit, prohibits the directors from exceeding the powers of the company and prohibits the directors from exercising any power for an improper or collateral purpose. The fiduciary duty to act with due care and skill includes the requirement that the directors must not act negligently, fraudulently or recklessly and must exercise judgment as to what is in the best interests of the company. South African law provides for personal liability of directors if they conduct the business of the company fraudulently or recklessly. Under Delaware law, the fiduciary duties of directors consist of the duty of care, the duty of loyalty and the duty of disclosure. The fiduciary duty of care requires directors to inform themselves of all material information reasonably available to them prior to making a business decision. The fiduciary duty of loyalty prohibits directors from using their position of trust and confidence to further their private interests. The fiduciary duty of disclosure requires directors to disclose to stockholders all material facts germane to a transaction involving stockholder approval.

Comparison of shareholders' rights under South African and Delaware law

The following describes some of the material differences between the rights of shareholders under South African and Delaware law.

Voting rights, generally

South Africa

Under South African law, every shareholder in a public company has a vote in respect of the shares held by such shareholder in the issued share capital of the company. The number of votes exercisable by that shareholder, if the share capital is divided into shares of par value as Telkom's are, is that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that shareholder bears to the total amount of the nominal value of all the shares in the company. If, however, the share capital is divided into shares of no par value, a shareholder is entitled to one vote in respect to each share held. Any shareholder of a company entitled to attend and vote at a meeting of the company is entitled to appoint another person or persons, whether a member or not, to act for such shareholder by proxy.

232

Delaware

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder, unless otherwise provided in the certificate of incorporation of the company. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for the stockholder by proxy for up to three years from its date, or for a longer period if the proxy specifically provides.

Pre-emptive rights

South Africa

Under South African law, no shareholder shall have preemptive rights to purchase additional securities of a company unless the organizational documents of the company expressly grant preemptive rights. However, the Listings Requirements of the JSE require that unissued ordinary shares of a company listed on the JSE be offered first to existing shareholders in proportion to their holdings of shares of that company unless the shares are issued for the acquisition of assets. See this Item "Memorandum and Articles of Association – Issue of Additional Shares and Preemptive Rights".

Delaware

Delaware law provides that no stockholder shall have preemptive rights to purchase additional securities of the company unless the certificate of incorporation of the company expressly grants these rights.

Cumulative voting

Cumulative voting is a system for electing directors whereby the number of votes a shareholder is entitled to vote in an election of directors equals the number of shares held by the shareholder multiplied by the number of open directorships. Under cumulative voting, a shareholder may cast all or any number of the shareholder's votes for a single candidate or for any number of candidates.

South Africa

Under South African law, shareholders do not have the right to elect directors by cumulative voting. The number of votes that a shareholder may cast in respect of the appointment of each individual director equals the number of votes generally exercisable by that shareholder. South African law provides that at a general meeting of a company, a motion for the appointment of two or more persons as directors of the company by a single resolution shall not be moved, unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it.

Delaware

Under Delaware law, stockholders do not have the right to elect directors by cumulative vote unless the right is granted in the company's certificate of incorporation.

Shareholder approval of corporate matters by written consent

South Africa

Under South African law, any action required to be taken at any annual or other general meeting of a company, other than actions requiring a special resolution, may be taken without a meeting, without prior notice and without a formal vote, if the required written consent setting forth that action to be taken and waiving the required prior notice is signed by all shareholders.

Delaware

Under Delaware law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior written notice and without a vote, if a written consent setting forth the action to be taken is signed by the number of holders of outstanding stock that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted, unless otherwise provided in the certificate of incorporation of the company. Prompt notice of the taking of any action by less than unanimous consent must be given to shareholders who did not consent to the action.

Anti-takeover provisions

South Africa

Under the South African Companies Act, 61 of 1973, the South African Securities Regulation Panel, or SRP, regulates certain transactions and schemes aimed at the take-over of companies such as Telkom in order to ensure the equal treatment of shareholders. For this purpose, the SRP has promulgated a code, which is loosely based on the U.K. City Code on Take-Overs and Mergers, setting out general principles and specific rules regulating take-overs and mergers. The SRP requires that a mandatory offer be made to shareholders, at specified prices, in circumstances where:

- the offeror acquires more than 35% of the votes exercisable at a general meeting of a company, if the offeror, prior to the acquisition, held less than 35% of such votes; or

- the offeror acquires more than 5% of such votes during any twelve month period, if the offeror, prior to the acquisition, held more than 35%, but less than 50% of such votes.

The SRP code also sets out comprehensive rules regulating the procedures to be followed and the manner in which the offer should be made. In addition, under the JSE Listings Requirements, a company listed on the JSE is required to obtain shareholder approval for any transaction between that company and a "material" shareholder if the JSE considers that shareholder to have a significant interest in or influence over the company. A "material" shareholder is any person who is or within twelve months preceding the date of the transaction was entitled to exercise or controls the exercise of 10% or more of the votes permitted to be cast at a general meeting of the company.

Delaware

Delaware law contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the company.

Section 203 of the Delaware General Corporation Law prohibits "business combinations", including mergers, sales and leases of assets, issuances of securities and similar transactions by a company or a subsidiary with an interested stockholder that beneficially owns 15% or more of a company's voting stock, within three years after the person becomes an interested stockholder, unless:

- the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

- after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the company not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or

- after the person becomes an interested stockholder, the business combination is approved by the board of directors of the company and authorized at an annual, or special, meeting of stockholders by the affirmation vote of the holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware company may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the company or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the company. This amendment is not effective until twelve months following its adoption.

Shareholder access to and inspection of corporate records

South Africa

According to South African law, the register of members of a company is open to inspection by any shareholder or his or her duly authorized agent. Any person may apply to a company for a copy of or extract from the register of shareholders, and the company shall either furnish such copy or extract or afford such person adequate facilities for making such copy or extract. If access to the register of shareholders for the purpose of making any inspection or any copy or extract or facilities for making any copy or extract is refused or not granted or furnished within fourteen days after a written request to that effect has been delivered to the company, the company, and any director or officer of the company who knowingly is a party to the refusal or default, shall be guilty of an offense. The person denied access may apply to court for relief.

Delaware

Delaware law allows any stockholder to inspect and make copies of the stock ledger and the other books and records of a Delaware company for a purpose reasonably related to that person's interest as a stockholder. If the company refuses to permit an inspection or does not reply to the demand within five business days, the stockholder may apply to the Delaware Court of Chancery for an order to compel the inspection.

Duties of directors and officers

South Africa

According to South African law, the business and affairs of every company are managed by the board of directors as provided in the company's organizational documents. The board of directors of a public company shall consist of at least two members, each of whom shall be a natural person. The JSE listing requirements require that the minimum number of directors of a listed company shall be four. The actual number of directors shall be fixed by the company's organizational documents. Directors need not be shareholders unless required by the organizational documents. The organizational documents may prescribe other qualifications for directors as well.

According to South African law, a public company such as Telkom is required to appoint a company secretary and a public officer. In addition, a public company may appoint further officers in accordance with its organizational documents with such titles and duties as may be set out in the organizational documents or as may be determined by the company. Any share certificates signed by two directors of the company, or one director and one other officer of the company authorized by the directors for such purpose, evidences title to the shares concerned. The duties of the company secretary of a company include ensuring that minutes of all shareholders' meetings, directors' meetings and meetings of any board committees are properly recorded.

Delaware

According to Delaware law, the business and affairs of every company are managed by the board of directors as provided in the company's certificate of incorporation. The board of directors consists of one or more members, each of whom is a natural person. The actual number of directors shall be fixed by the company's bylaws or in its certificate of incorporation. Directors need not be stockholders unless required by the bylaws or certificate of incorporation. The bylaws or certificate of incorporation may prescribe other qualifications for directors as well.

Delaware law also requires every company to have officers with titles and duties as are stated in the bylaws or in a resolution of the board of directors, which is not inconsistent with the bylaws and as may be necessary to enable the company to sign instruments and stock certificates. One of the officers shall have the duty to record the proceedings of the meetings of the stockholders and directors. Officers are chosen in the manner and hold their offices for the terms prescribed by the bylaws or determined by the board of directors or other governing body.

Meetings

South Africa

South African law requires every company to hold an annual general meeting not more than nine months after the end of every financial year of the company and within not more than fifteen months after the date of the last annual general meeting of the company. If for any reason an annual general meeting of the company is not or cannot be held in this manner, the South African Registrar of Companies may, on application by the company or any shareholder or its legal representative, call or direct the calling of a general meeting of the company which shall be deemed to be an annual general meeting. South African law requires that the annual financial statements of the company as well as group financial statements be considered at the annual general meeting. Furthermore, the company's auditor must be appointed at the annual general meeting and the meeting must address the business which is required to be dealt with pursuant to the organizational documents of the company. Directors are appointed by a general meeting, unless otherwise provided in the organizational documents of the company. The JSE Listings Requirements require that the appointment of a director to fill a casual vacancy or as an addition to the board must be confirmed at the next annual general meeting of the company.

General meetings of the company may, except insofar as is otherwise provided in the organizational documents of the company, be called by the board of directors in accordance with the organizational documents of the company or by two or more shareholders holding not less than one tenth of its issued share capital.

Delaware

Under Delaware law, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of the stockholders shall be held for the election of directors on a date and at a time designated by the company's bylaws. Stockholders may, unless the certificate of incorporation provides otherwise, act by written consent to elect directors. In addition, any other proper business may be transacted at the annual meeting. If an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any shareholder or director.

Delaware law also permits special meetings of shareholders to be called by the board of directors and by other persons authorized to do so by the company's certificate of incorporation or bylaws.

Dividends

South Africa

Under South African law, a company may make payments to its shareholders if authorized thereto by its organizational documents. A company may not make any payment, in whatever form, to its shareholders if there are reasonable grounds for believing that:

- the company is or would, after the payment, be unable to pay its debts as they become due in the ordinary course of business; or
- the consolidated assets of the company fairly valued, after the payment, would be less than the consolidated liabilities of the company.

236

Delaware

Under Delaware law, the directors of a company may declare and pay dividends out of surplus or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, subject to any restrictions in the company's certificate of incorporation.

Dividends may not be paid out of net profits if, after payment of the dividend, the capital of the company would be less than the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Repurchase or redemption of shares

South Africa

South African law provides that a company may, by special resolution, if authorized by its memorandum and articles of association, repurchase or redeem its shares; provided that a company shall not make any payment to repurchase any shares issued by the company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company would, after the payment, be less than the consolidated liabilities of the company. A company listed on the JSE is required to comply with the requirements listed above, any requirements set out in the JSE listings requirements in addition to the requirements listed above.

Delaware

Delaware law permits a company to repurchase or redeem its shares, provided, however, that no company shall do so when the capital of the company is impaired or when the purchase or redemption would cause any impairment of the capital of the company, except that a company may purchase or redeem out of its capital any of its own shares which are entitled upon any distribution of the company's assets, whether by dividend or liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if the shares will be retired upon their acquisition and the capital of the company reduced in accordance with Delaware law.

Limitations of liability of directors

South Africa

Under South African law, any provision, whether contained in the organizational documents of a company or in any contract with a company, that purports to exempt any director or officer of the company from any liability which by law would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which the person may be guilty in relation to the company or to indemnify the person against any such liability is void. A company may, however, indemnify a director or officer as described in this Item "Indemnification of officers and directors – South Africa". If, in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer of a company, it appears to the court that the person concerned is or may be liable, but that the person has acted honestly and reasonably, and that, considering all facts and circumstances of the case, including those concerned with the person's appointment, the person ought fairly to be excused for the wrongdoing, the court may relieve the person, either wholly or partly, from liability on terms determined by the court.

Delaware

Delaware law permits a company to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the company or its shareholders for damages for breach of the director's fiduciary duty, provided that a director's liability shall not be limited:

- for any breach of the director's duty of loyalty to the company or its shareholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemption; or

- for any transaction from which the director derived an improper personal benefit.

Indemnification of officers and directors

South Africa

Under South African law, the organizational documents of a company may contain a provision indemnifying any director or officer or auditor in respect of any liability incurred by such person in defending any proceedings, whether civil or criminal, in which judgment is given in the person's favor, in which the person is acquitted or the proceedings are abandoned or in connection with any application in which the court relieves the person from liability on the basis that the person acted honestly and reasonably and that the person ought fairly to be excused for negligence, default, breach of duty or breach of trust.

Delaware

Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a company's stockholders in its name, a company may indemnify any individual who is made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the company against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred by the officer or director in connection with the action, through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, even if less than a quorum, if the individual:

- acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the company or, in some circumstances, at least not opposed to its best interests; and

- in a criminal proceeding, had no reasonable cause to believe the officer's or director's conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of the action, suit or proceeding, the company is required by Delaware law to indemnify the individual for reasonable expenses incurred thereby.

Material contracts

See Item 4. "Information on the Company – Business Overview – Fixed-line Communications – Fees and tariffs – Interconnection tariffs" and Item 7. "Major Shareholders and Related Party Transactions" for certain material agreements we have entered into.

EXCHANGE CONTROLS

The following is a summary of the relevant material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all of the exchange control regulations and does not cover exchange control consequences that depend upon your particular circumstances. We recommend that you consult your own advisor about the exchange control consequences in your particular situation. The discussion in this section is based on current South African laws and regulations. Changes in laws may alter the exchange control provisions that apply to you, possibly on a retroactive basis.

Introduction

Dealing in foreign currency, the export of capital and/or revenue, incurring of liabilities by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regime and regulations. The South African exchange control regime forms part of the general monetary policy of South Africa. The South African exchange control regulations are issued pursuant to section 9 of the Currency and Exchanges Act, 9 of 1933. Pursuant to the regulations, the control over South African capital and/or revenue reserves, as well as their accruals and spending, is vested in the Minister of Finance.

The Minister of Finance has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or Excon, which is responsible for the day to day administration and functioning of exchange controls. Excon has wide discretion but exercises its powers within certain policy guidelines and issues circulars and rulings from time to time. Within prescribed limits, authorized dealers in foreign exchange are permitted to deal in foreign exchange in accordance with the provisions and requirements of the rulings and circulars, which contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval to deal in South African assets and to invest and disinvest in South Africa in terms of the rulings and circulars.

The Republic of South Africa's exchange control regulations provide for restrictions on exporting capital from the Common Monetary Area, consisting of the Republic of South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area, on the one hand, including companies, and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations.

There are many inherent disadvantages of exchange controls including the distortion of the price mechanism, the problems encountered in the application of monetary policy, the detrimental effects on inward foreign investment and the administrative costs associated therewith. The South African Minister of Finance has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. There has, since 1996, been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control regime in South Africa is used principally to control cross border capital movements. South African companies are not permitted to maintain foreign bank accounts and, without the approval of Excon, are generally not permitted to export capital from South Africa or to hold foreign currency. In addition, South African companies are required to obtain the approval from Excon prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an "affected person" and certain restrictions are placed on its ability to obtain local financial assistance. Telkom is not, and has never been, designated an affected person.

Foreign investment and outward loans by South African companies are also restricted. South African companies are generally not required to repatriate to South Africa profits of foreign operations, but are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. However, all dividends received from foreign subsidiaries since October 27, 2004 may be retained abroad and used for any purpose. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations to Excon on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1996, unlimited outward transfers of capital are not permitted at this stage. The Government has announced its intention to remain committed to a gradual approach to exchange control liberalization. Part of this process of gradual exchange control liberalization and financial sector strengthening is the shift to a system of prudential regulation. Prudential regulations are applied internationally to protect policyholders and pensioners from excessive risk, and typically include restrictions on foreign asset holdings. It is not possible to predict when existing exchange controls will be abolished or modified by the South African Government in the future, although some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- As an interim step towards prudential regulation, institutional investors comprised of retirement funds, long term insurers, collective investment scheme management companies and investment managers are allowed to transfer funds from South Africa for investment abroad, subject to certain limitations as follows:

  - The exchange control limit on foreign portfolio investment by institutional investors is applied to an institution's total retail assets.

  - The foreign exposure of retail assets may not exceed 15% in the case of retirement funds and long term insurers and 25% in the case of collective investment scheme management companies and investment managers registered as institutional investors for exchange control purposes.

  - Institutional investors will, on application, be allowed to invest an additional five per cent of their total retail assets by acquiring foreign currency denominated portfolio assets in Africa through foreign currency transfers from South Africa or by acquiring inward listed instruments based on foreign reference assets or issued by foreign entities, listed on the JSE Limited or the Bond Exchange of South Africa.

  - Companies wishing to establish new overseas ventures or new ventures in Africa are now permitted to transfer unlimited amounts abroad in order to finance approved investments. However, the approval for Excon is required in advance and companies will need comply with Excon's investment criteria in establishing such new ventures, which investment criteria include, among other things, demonstrating benefit to South Africa and control of the foreign entity. Excon has, however, reserved the right to stagger capital outflows relating to very large foreign investments in order to manage the potential impact on the foreign exchange market.

  - Dividends repatriated from abroad by South African companies during the period February 26, 2003 to October 26, 2004 (dividend credits) automatically form part of domestic funds and may be allowed to be retransferred abroad for the financing of approved foreign direct investments or approved expansions, but may not be transferred abroad for any other purpose.

240

- Since October 7, 2004, a South African holding company may retain dividends declared by their offshore subsidiaries offshore, which may be used for any purpose, without any recourse to South Africa. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred abroad at any time and used for any purpose, provided there is no recourse to South Africa. Such funds may, however, under no circumstances be utilized to fund investments/loans into the Common Monetary Area for any purpose whatsoever via a roundtripping structure, except if invested in approved inward listed instruments, such as foreign inward listed securities issued on the JSE.

- Remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, pursuant to the rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained future foreign exchange commitments covering the movement of goods.

A system of exchange control allowances for the export of funds when persons emigrate has been in place in South Africa for a number of decades. Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa by way of a cash allowance R160,000 per person which is equal to a travel allowance of R160,000 per adult and R50,000 per child under 12 in a family) and a foreign capital allowance (R2,000,000 per person with a limit of R4,000,000 per family unit) and may export certain items. The balance of the emigrant's funds are blocked and held under the control of an authorized dealer. These blocked funds may only invested in prescribed investments including:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;

- securities listed on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of Excon. Authorized dealers must at all times be able to demonstrate that listed securities or financial instruments which are dematerialized or immobilized in a central securities depositary are being held subject to the control of the authorized dealer concerned;

- collective investment schemes; or

- the South African Futures Exchange.

Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Capitalization shares and dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. Emigrants' blocked assets may be unwound and such emigrants are entitled, on application to Excon and subject to an exiting schedule and an exit levy of 10%, to exit such blocked assets from South Africa.

Sales of shares

Under present regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident".

Dividends

Other than non-cash dividends and dividends of a capital nature, which require specific Excon approval, dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable. See Item 3. "Key Information – Dividends and Dividend Policy".

Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rands will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses. See Item 3. "Key Information – Dividends and Dividend Policy".

Shareholders who are not residents of the Common Monetary Area who are in receipt of scrip dividends and who elect to dispose of the relevant shares, may remit the proceeds arising from the sale of the relevant shares.

TAXATION

The following is a summary of the material South African and US tax consequences in connection with the acquisition, ownership and disposition of Telkom's ordinary shares and ADSs. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire purchase, own or dispose of Telkom's shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. This discussion is only a general discussion; it is not a substitute for tax advice.

We recommend that you consult your own tax advisor about the consequences of holding Telkom's ordinary shares or ADSs, as applicable, in your particular situation. The discussion in this section is based on current law. Changes in laws may alter the tax treatment of Telkom's ordinary shares or ADSs, as applicable, possibly on a retroactive basis.

South African tax matters

Withholding tax on dividends

The Republic of South Africa does not impose withholding tax on dividends. Accordingly, we are not obliged to withhold any tax on dividends paid by us to our shareholders whether or not such shareholder is resident in the Republic of South Africa. Any future decision to re-impose a withholding tax on dividends declared by South African residents to non-resident shareholders is generally permissible under the terms of a reciprocal tax treaty entered into between the Republic of South Africa and the United States in 1997. That treaty, however, provides that any withholding tax introduced in the future shall be limited to:

5% of the gross amount of the dividends declared, provided that the beneficial owner of the shares on which the relevant dividends are declared is a company holding at least 10% of the voting stock of the relevant company declaring such dividend; and

15% of the gross amount of the dividends declared by the relevant company in all other cases.

Although no withholding tax is payable on dividends declared by a South African resident, South Africa has a secondary tax on companies, or STC, which is 12.5% of the net amount of the dividend. Although the STC is the liability of the South African resident company which declares the dividend, it would reduce the amount available for distribution. See "Secondary tax on companies".

The Government announced that the rate of secondary tax on companies will be reduced to 10% from October 1, 2007 and that it intends to abolish secondary tax on companies in the 2008 financial year and replace it with a withholding tax at 10%, applicable to both South African residents and non-residents.

Income taxes relating to shareholders

In principle, South African residents are taxed on their worldwide income regardless of the source thereof. Non-residents are, subject to certain exemptions, taxed in relation to income derived from a source within or deemed to be within the Republic of South Africa. These exemptions include normal dividends received from South African companies, such as Telkom; interest received from sources in the Republic of South Africa, including on stocks or securities issued by the government, provided the non-resident is (a) a natural person who was not physically present in South Africa for more than 183 days in the aggregate during the particular tax year or (b) at any time in that tax year did not carry on business through a permanent establishment in South Africa (not subject to the provisions of any relevant double tax agreement).

Under South African tax law, a natural person is a resident if the person is ordinarily resident in the Republic of South Africa or, if not ordinarily resident during any particular year of assessment for tax purposes, the person was physically present in the Republic of South Africa for certain prescribed periods in the five years prior to and during the tax year in question. Non-natural persons, including companies and trusts, are deemed to be resident in the Republic of South Africa for tax purposes if they were incorporated or formed in the Republic of South Africa or have their place of effective management in the Republic of South Africa. However, a person, natural or non-natural, is not a resident of the Republic of South Africa if that person is deemed to be exclusively a resident of another country in terms of a double taxation agreement entered into between the Republic of South Africa and that other country.

Generally, income tax is payable on the profits derived from the disposal of shares in a South African company by residents of the Republic of South Africa if the profits derived from such disposal are of a revenue nature as opposed to a capital nature. Essentially, a profit is viewed as being of a revenue nature if it is made pursuant to the operation of a business or scheme of profit making and not incidentally or as a result of a mere realization of a share held for long-term investment purposes. In determining whether the income derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gave rise to a capital or a revenue profit. Currently profits derived from the disposal of South African shares held as long-term investments are generally regarded to be profits of a capital nature and are not subject to South African income tax, but may be subject to capital gains tax. See "Capital gains tax" for a discussion of the imposition of capital gains tax. Generally, the distribution of profits by way of dividends paid by a South African resident company, such as Telkom, in the ordinary course, is not deductible by the company and is exempt from South African taxation for the recipient.

If a non-resident shareholder trades in South African shares, such non-resident shareholder would be subject to South African income tax if the proceeds from the disposal would be seen as being from a South African source, which would generally be the case where the trading activities take place in South Africa.

The Government has announced that, with effect from October 1, 2007, shares held for more than three years will, on sale, be treated as capital gains.

To the extent that any share is acquired at a discount to market price, or any other benefit is derived from the acquisition of the share, there is a risk that the relevant discount benefit could be regarded as an income tax taxable benefit in the hands of the relevant shareholder if that shareholder is an employee or director of Telkom and that share was acquired from Telkom, its associated institutions or a third party by arrangement with it, or if that shareholder is an employee of the Government of the Republic of South Africa and that share was acquired from the Government, its associated institutions or a third party by arrangement with it.

Should a resident of the United States be subject to South African income tax pursuant to the South African legislation, the tax treaty between South Africa and the United States may provide such resident with tax relief. The tax treaty between South Africa and the United States provides that profits of an enterprise of a US resident may be taxed in South Africa only if such US resident carries on a business in South Africa through a permanent establishment situated in South Africa. Thus if South Africa has taxing rights to any profits generated by the disposal of shares by a US resident to the extent that such US resident carries on business through a permanent establishment in South Africa and the share dealing activities form part of such permanent establishment's business, the US resident will, in principle, be taxed on the profits of the disposal to the extent that such profits are from a source within or deemed to be within South Africa. If the profit is capital in nature and the shares do not form part of the business property of a permanent establishment of the US resident in South Africa, the treaty gives only the United States the right to tax.

Income taxes

As discussed above, income tax is levied in the Republic of South Africa only on income which is classified to be of a revenue nature. South African resident companies are subject to corporate income tax of 29% of their taxable income. Non-resident companies are, subject to any relevant double tax agreement, subject to tax in South Africa on their South African source income at the rate of 34%, but they are exempt from secondary tax on companies. See "Secondary tax on companies".

Capital gains tax

Capital gains tax was introduced into the South African taxation system with effect from October 1, 2001. Capital gains tax was introduced by way of an amendment to the South African Income Tax Act, 58 of 1962, to incorporate therein a substantive new schedule known as the Eighth Schedule. The relevant capital gains tax rates are summarized in the table below.

Capital gains tax is imposed on certain capital gains arising from the disposal or deemed disposal of an asset and a prescribed portion of the capital gain, as set out in the table below, will be included in a taxpayer's taxable income. An asset is very broadly defined in the legislation and includes shares in a South African company. If, however, the profits of the disposal were subject to income tax, no capital gains tax liability would arise.

Capital gains or losses are calculated separately with respect to each asset disposed of during the tax year and then aggregated to ultimately calculate the taxpayer's total taxable capital gain or loss. Each capital gain is determined by deducting from the proceeds accruing to the taxpayer from the relevant disposal, the base cost of the asset and any portion of the proceeds already subject to income tax. The base cost includes all direct costs in respect of the acquisition, permanent improvements and disposal of the asset. The net capital gain for the tax year, in the case of natural persons and certain special trusts only, is reduced by an annual exclusion of R15,000 (R120,000 in the year of death).

The following table sets out the prescribed portion of a capital gain that would be included in a taxpayer's taxable income, the normal tax rates applicable to taxpayers and, consequently, the effective rate at which capital gains are taxed:

Type of taxpayer	Prescribed portion of the capital gain included in taxable income expressed as a percentage (%)	Statutory income tax rate (%)	Effective rate (%)
Individuals	25	0 – 40	0 – 10
Retirement funds	n/a	n/a	n/a
Trusts			
Special	25	0 – 40	0 – 10
Other	50	40	20
Life assurers			
Individual policyholder fund	25	30	7.5
Company policyholder fund	50	29	14.5
Corporate fund	50	29	14.5
Untaxed policyholder fund	–	–	–
Resident companies	50	29	14.5
Non-resident companies	50	34	17
Small business corporations	50	0 – 29	0 – 14.5
Employment companies	50	34	17
Collective investment schemes	n/a	n/a	n/a

245

The legislation makes provision, in certain circumstances, for a set-off of capital losses against capital gains and a carry forward of capital losses.

To the extent a non-resident makes a capital gain on the disposal of shares, such gain will be taxed in South Africa only if: (a) the shares form part of the assets of a permanent establishment through which trade is carried on in South Africa or (b) the shares held by the non-resident, alone or with any connected person, represent at least 20% of the equity of a company and 80% or more of the net value of the non-trading assets of such company, such as Telkom, comprise immovable (real)property located in South Africa. However, pursuant to the tax treaty between South Africa and the United States, South Africa only has taxing rights to the extent that the shares disposed of form part of the business property of a permanent establishment in South Africa or represents an interest in immovable (real) property in South Africa equivalent to a United States real property interest.

Stamp duty

South African stamp duty, or uncertificated securities tax in an electronic environment, is payable on the registration of transfer of shares, or a change in their beneficial ownership, in a South African company. South African stamp duty is generally payable where shares are not listed on a securities exchange in the Republic of South Africa at the rate of 0.25% of the arm's length consideration payable for the shares concerned or their market value, whichever is greater. In respect of transactions involving shares listed on a securities exchange in South Africa, uncertificated securities tax is payable at the same rates as set out above on every change in beneficial ownership thereof pursuant to the Uncertificated Securities Tax Act, 31 of 1998.

South African stamp duty or uncertificated securities tax is generally payable on the registration of the transfer or change in beneficial ownership of the shares in the records of a South African company regardless of whether the transfer is executed within or outside South Africa. There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company outside of South Africa, subject to certain provisions set forth in the South African Stamp Duties Act, 77 of 1968. Transfers of ADSs are not subject to South African stamp duty or uncertificated securities tax; however, if shares are withdrawn from the deposit facility, stamp duty or uncertificated securities tax is payable on the subsequent transfer of the shares. An acquisition of shares from the depositary by an investor in exchange for ADSs representing the shares, including an acquisition upon termination of a deposit arrangement, may render an investor liable to South African stamp duty or uncertificated securities tax at the same rate as stamp duty or uncertificated securities tax on a subsequent transfer of shares, upon the registration of the investor as the holder or new beneficial owner of shares.

Secondary tax on companies (STC)

STC is payable in the Republic of South Africa by resident companies of the Republic of South Africa at a rate of 12.5% based on the net amount of dividends declared by a company during any dividend cycle. The net amount of dividends declared by a company is the excess of the dividends declared by the company over the amount of certain dividends accruing to the company during the relevant dividend cycle. A dividend cycle runs from the date of accrual of a dividend to the shareholders to the next shareholder accrual date. Any excess of dividends accruing to a company in a relevant dividend cycle, excluding foreign dividends, over the dividends paid in such cycle are carried forward by the company to the succeeding dividend cycle as an STC credit.

The imposition of STC, together with the corporate income tax discussed above, effectively imposes a dual corporate tax system in the Republic of South Africa with the liability for each of STC and normal corporate income tax being separately determined. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC on profits distributed. STC creates a maximum effective tax rate on companies of 36.89%

246

(35.45% from October 1, 2007). Capitalization shares awarded and distributed in lieu of cash dividends do not incur STC at that stage and listed South African companies often offer capitalization shares in lieu of cash dividends. No South African tax, including withholding tax, is payable in respect of the receipt of these shares by the recipients thereof. However, STC will arise to the extent capitalized profits used to award the capitalization shares are subsequently paid to shareholders whether in connection with a liquidation or reconstruction of the company or a repayment of capital, including a share buy-back.

The rate of secondary tax on companies will be reduced to 10% from October 1, 2007, and the Government announced that it intends to abolish secondary tax on companies in the 2008 financial year and replace it with a withholding tax.

United States tax matters

The following discussion sets forth the material US federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs relevant to US holders, and in certain circumstances, non-US holders, as of the date of this annual report. This discussion is based on the US Internal Revenue Code of 1986, as amended, referred to herein as the Code, and existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as of the date hereof and all of which are subject to prospective or retroactive changes, which could affect the tax consequences as described below.

This discussion does not purport to address all US federal income tax consequences that may be relevant to a particular investor. This discussion applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for US federal income tax purposes, generally, assets held for investment, within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences that may be relevant to you if you are a member of a class of holders subject to special rules, including:

- dealers in securities or currencies;
- traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
- banks or other financial institutions;
- insurance companies;
- tax-exempt organizations;
- persons that hold our ordinary shares or ADSs as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for US federal income tax purposes;
- persons whose functional currency for US federal income tax purposes, as defined in Section 985 of the Code is not the US Dollar;
- persons resident or ordinarily resident in South Africa;
- persons liable for alternative minimum tax;
- persons that own, or are treated as owning, directly, indirectly or constructively, ten percent or more of the total combined voting power of our ordinary shares or ADSs;
- a US expatriate or former long-term resident of the US;
- a person who acquired our ordinary shares or ADSs as compensation;
- a regulated investment company; or
- a real estate investment trust.

Further, this discussion does not address the indirect consequences to holders of equity interests in entities, for instance, partnerships, that own our ordinary shares or ADSs. In addition, this discussion does not address any aspect of US federal gift or estate tax, or the state, local or non-US tax consequences of an investment in our ordinary shares or ADSs.

For purposes of the discussion below, you are a US holder if you are a beneficial owner of our ordinary shares or ADSs who or which is:

- a citizen or resident of the United States;

- a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia;

- an estate, the income of which is subject to US federal income tax regardless of its source; or

- a trust if: (a) a court within the United States is able to exercise primary supervision over its administration and one or more US persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (b) the trust was in existence on August 20, 1996, and on August 19, 1996 was treated as a domestic trust and has elected to be treated as a US person.

A non-US holder is a beneficial owner of our ordinary shares or ADSs who is not a US holder.

Tax consequences to US holders

For US federal income tax purposes, if you are the beneficial owner of ADSs you will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs.

Distributions

Subject to the passive foreign investment company discussion below, any distributions, other than pro rata distributions payable only in ordinary shares to a US holder with respect to our ordinary shares or ADSs will be a dividend to such US holder to the extent those distributions are made out of our current and accumulated earnings and profits, as determined for US federal income tax purposes. Any such dividend generally will be included in your gross income as foreign source dividend income on the date the distribution is received or, in the case of a US holder of ADSs, on the date of receipt by the depositary. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital, reducing your tax basis in the ordinary shares or ADSs. Any such distribution in excess of your tax basis in the ordinary shares or ADSs will be treated as capital gain and will be either long-term or short-term depending upon whether you have held the ordinary shares or ADSs for more than one year. Generally, the maximum tax rate on qualified dividends is 15% for individuals for tax years 2003 through 2010. We expect our dividends to be qualified dividends as long as our ordinary shares or ADSs continue to be readily tradable on the New York Stock Exchange, you have held our ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and we are not a passive foreign investment company, or a PFIC, for US federal income tax purposes in the taxable year in which we pay a dividend and were not a PFIC in the preceding taxable year, provided certain other requirements are met. Each individual US holder is urged to consult his or her own tax advisor regarding the availability to him or her of the reduced dividend tax rate in light of his or her own particular situation.

Dividends paid by us will not be eligible for the dividends received deduction available to certain US corporate shareholders. Because we do not calculate our earnings and profits under US rules, you will not be able to demonstrate that a distribution is not out of earnings and profits.

We expect to pay distributions on the ordinary shares and ADSs in South African Rands. Dividends paid in South African Rands generally will be included in your gross income in a US Dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, regardless of whether the payment is converted into US Dollars at that time. Any foreign currency gain or loss that you recognize on a subsequent conversion of Rands into US Dollars will be US source ordinary income or loss.

Dispositions

Subject to the passive foreign investment company discussion below, you generally will realize capital gain or loss upon the sale or other disposition of our ordinary shares or ADSs measured by the difference between the amount realized on the sale or other disposition and your tax basis in the ordinary shares or ADSs, which is generally your cost of the ordinary shares or ADSs reduced by any previous distributions that are not characterized as dividends. Any recognized gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year on the date of the sale or other disposition. In general, any capital gain or loss recognized will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to deduct capital losses may be subject to limitations. Currently, there is a maximum tax rate of 15% on net long-term capital gains of non-corporate taxpayers with respect to such gains recognized in tax years ending after May 5, 2003 and beginning before January 1, 2011.

If you receive Rands upon the sale or other disposition of our shares or ADSs, you will realize an amount equal to the US Dollar value of the Rands on the date of the sale or other disposition, or in the case of cash basis and electing accrual basis taxpayers, the settlement date. You will have a tax basis in the Rands received equal to the US Dollar amount of the Rands received. Any foreign currency gain or loss you recognize on a subsequent conversion of Rands into US Dollars generally will be US source ordinary income or loss.

You may incur South African stamp duty or MST, in connection with a subsequent registration or transfer of our ordinary shares. See Item 10. "Additional Information – Taxation – South African Tax Matters – Stamp duty". In such case, stamp duty or MST, as applicable, will not be a creditable tax for US foreign tax credit purposes.

Passive foreign investment company

We do not believe that we are a PFIC for US federal tax purposes and expect to continue our operations in such a manner that we will not become a PFIC. A determination of whether a non-US company is a PFIC must be made on an annual basis, and our status could change depending among other things upon changes in our activities and assets and the activities and assets of corporations in which we own, directly or indirectly, a 25 percent or more interest. If we were to become a PFIC, US holders would generally be subject to US federal income taxes at the highest ordinary income tax rate on any excess distributions received and any gain realized from the sale or other disposition of the ordinary shares or ADSs plus an interest charge on certain taxes treated as having been deferred by US holders under the PFIC rules, regardless of whether we continue to be a PFIC.

US holders should consult their own tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year, including the advisability and availability of making certain elections that may alleviate the tax consequences referred to above.

Tax consequences for non-US holders

You generally will not be subject to US federal income tax or withholding tax on dividends received from us with respect to our ordinary shares or ADSs unless that income is considered effectively connected with the conduct of a US trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to US federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such dividends are attributable to a permanent establishment that you maintain in the United States.

You generally will not be subject to US federal income tax on any gain recognized upon the sale or exchange of our ordinary shares or ADSs, unless:

• that gain is effectively connected with the conduct of a US trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to US federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares or ADSs, as applicable, such gain is attributable to a permanent establishment maintained by you in the United States; or

• you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.

If you are engaged in a US trade or business, the income from our ordinary shares or ADSs, including dividends and the gain from the disposition of our ordinary shares or ADSs, that is effectively connected with the conduct of that trade or business generally will be subject to regular US federal income tax in the same manner as income of a US holder, as discussed above. In addition, if you are a corporation, your earnings and profits that are attributable to that effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or any lower rate as may be specified by an applicable tax treaty.

Information reporting and backup withholding

Backup withholding and information reporting requirements may apply to payments within the United States on our ordinary shares or ADS, including certain payments on the proceeds of a sale or redemption of our ordinary shares or ADSs, to US holders. We, our agent, a broker, the trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US holder fails to furnish the US holder's taxpayer identification number, to certify that such US holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate is currently 28%, and will be 31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. US holders required to establish their exempt status must generally provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number. Certain US holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements.

Non-US holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, our ordinary shares or ADSs, provided that such a non-US holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Non-US holders required to establish their exempt status must generally provide such certification on IRS Form W8-BEN, entitled Certificate of Foreign Status.

The amount of any back-up withholding will be allowed as a credit against a holder's US federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished to the IRS.

HOLDERS AND PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES OR ADSs SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE US FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION, AND ESTATE, GIFT, AND INHERITANCE LAWS.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as they apply to foreign private issuers, and file reports and other information with the SEC. As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and rules relating to short swing profit reporting and liability.

Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, United States.

You may obtain more information concerning the operation of the public reference section of the SEC by calling the SEC at 1-800-SEC-0330. In addition, the reports and other information we file with the SEC are also available for reading and copying at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, United States. We also maintain an internet site at http://www.telkom.co.za. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or a part of this annual report.

Item 11. Quantitative and qualitative disclosures about market risk

Financial instruments and financial risk management

Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control. Treasury policies, risk limits and control procedures are continuously monitored by Telkom's board of directors through its audit and risk management committee.

We hold or issue financial instruments to finance our operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, certain financial instruments, for example trade receivables and trade payables, arise directly from our operations.

We finance our operations primarily with a mixture of issued share capital, retained earnings and long-term and short-term loans. We use derivative financial instruments to manage our exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. We do not speculate in derivative instruments.

Market sensitive instruments – other than for trading purposes

Interest rate risk management

Interest rate risk arises from the repricing of our forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.

Our policy is to manage interest cost through the utilization of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, we make use of interest rate derivatives as approved pursuant to our group policy. Fixed rate debt represented 90.4%, 92.0% and 91.5% of our total consolidated debt as of March 31, 2007, 2006 and 2005, respectively. A debt profile of mainly fixed rate debt has been maintained to limit our exposure to interest rate increases given the size of our debt portfolio.

The following table shows our fixed and variable rate debt for the periods indicated.

| | At March 31, 2007 | | | | | | | |
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(in ZAR millions, except percentages)							
Long term debt								
Telkom								
Fixed rate (ZAR denominated)								
Long term debt, including current portion	(6,030)	–	–	(1,780)	–	(2,500)	(10,310)	(9,486)
Average interest rate[1][2] .	14.37%	–	–	14.98%	–	15.00%	14.63%	
Finance leases	(4)	(12)	–	(10)	(18)	(808)	(852)	(852)
Fixed rate (EURO denominated)								
Long term debt	–	–	–	–	–	–	–	–
Average interest rate[1] (percentage)	–	–	–	–	–	–	–	–
Variable rate (ZAR denominated)								
Variable rate	–	–	–	–	–	–	–	–
Average interest rate (percentage)[2]								
Variable rate (EURO denominated)								
Variable rate	–	–	–	(16)	(10)	(80)	(106)	(106)
Average interest rate[2][3] .	–	–	–	0.10%	0.10%	0.14%	0.13%	
Vodacom[4]								
Fixed (ZAR denominated)								
Finance leases and other short term debt	(57)	(98)	(49)	(81)	(42)	(40)	(367)	(396)
Fixed rate (USD denominated)								
Long term debt, including current portion	(18)	–	–	–	–	–	(18)	(18)
Average interest rate[2]								
Variable rate (ZAR denominated)								
Long term debt, including current portion	–	–	–	–	–	(3)	(3)	(3)
Average interest rate[2]								
Variable rate (EURO denominated)								
Long term debt, including current portion	(19)	–	–	–	–	–	(19)	(19)
Average interest rate[3]								
Variable rate (USD denominated)								
Long term debt, including current portion	(156)	(59)	(655)	–	–	–	(870)	(870)
Average interest rate[3]								
Variable rate (TSH denominated)								
Long term debt, including current portion	–	–	–	–	–	–	–	–
Average interest rate[3]								
TDS Directory Operations Fixed (ZAR denominated)								
Finance leases	(1)	(3)	–	–	–	–	(4)	(4)

(1) Weighted average yield to maturity.
(2) Weighted average interest rate.
(3) Variable rate equals the current reset rate applicable on reporting date.
(4) Represents Telkom's 50% share of Vodacom's interest bearing indebtedness.

The following table shows our interest rate swaps for the periods indicated.

	At March 31, 2007							
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(in ZAR millions, except percentages)							
Telkom								
ZAR Pay fixed, receive floating	1,000	–	–	–	–	–	1,000	(26)
Average pay rate[(1)(3)]	14.67%						14.67%	
Average receive rate[(1)(3)]	9.12%						9.12%	
Vodacom[(2)]								
ZAR Receive fixed, pay floating	–	38	–	–	–	61	99	14
Average pay rate[(1)(3)]	–	11.45%	–	–	–	11.44%	11.45%	
Average receive rate[(1)]	–	14.90%	–	–	–	15.05%	14.99%	

(1) Weighted average interest rate.
(2) Represents Telkom's 50% share of Vodacom's indebtedness.
(3) Variable rate calculated as of March 31, 2007.

Foreign currency exchange rate risk

In respect of South African operations, we manage our foreign exchange rate risk by hedging on a portfolio basis, all identifiable exposures via various financial instruments suitable to our risk exposure.

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on our operations and our liabilities. We also enter into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies, principally US Dollars and Euros. The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual net flows will be adversely affected by changes in exchange rates.

We make use of foreign debt funding when the opportunity exists to fund at a lower than local cost of funding, or for strategic reasons.

The following table sets forth our liabilities and related derivative instruments subject to foreign exchange risk for the periods indicated.

	At March 31, 2007							
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(in ZAR millions, except percentages)							
Telkom								
Long term debt								
Fixed rate (EURO denominated)[2]	–	–	–	–	–	–	–	–
Average interest rate[1]	–	–	–	–	–	–	–	–
Variable rate (EURO denominated)[2]	–	–	–	16	10	80	106	106
Average interest rate[1]	–	–	–	0.10%	0.10%	0.14%	0.13%	
Accounts payable (EURO denominated)[2]	133	–	–	–	–	–	133	133
Accounts payable (USD denominated)[3] interest free	841	–	–	–	–	–	841	841
Account payable (GBP denominated)[4] interest free	13	–	–	–	–	–	13	13
Vodacom								
Fixed rate (USD denominated)[3]	18	–	–	–	–	–	18	18
Variable rate (EURO denominated)[2]	19	–	–	–	–	–	19	19
Variable rate (USD denominated)[3]	156	59	655	–	–	–	870	870

(1)   Weighted average interest rate.

(2)   EURO converted at the spot rate quoted on Reuters of R9.649 EURO on March 31, 2007.

(3)   USD converted at the spot rate quoted on Reuters of R7.248 USD on March 31, 2007.

(4)   GBP converted at the spot rate quoted on Reuters of R14.189 GBP on March 31, 2007.

The following tables set forth our foreign currency forward exchange contracts for the periods indicated.

Forward contracts to buy foreign currencies and sell ZAR

| | At March 31, 2007 | | | | | | | |
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
					(ZAR)			
Telkom								
US Dollars								
Notional amount (millions).	1,209	–	–	–	–	–	1,209	2
Average contractual exchange rate	7.34	–	–	–	–	–	7.34	
EURO								
Notional amount (millions).	991	–	–	–	–	–	991	12
Average contractual exchange rate	9.72	–	–	–	–	–	9.72	
Pound Sterling								
Notional amount (millions).	32	–	–	–	–	–	32	3
Average contractual exchange rate	13.09	–	–	–	–	–	13.09	
Swedish Krona								
Notional amount (millions).	46	–	–	–	–	–	46	(0.6)
Average contractual exchange rate	1.07	–	–	–	–	–	1.07	
Japanese Yen								
Notional amount (millions).	2	–	–	–	–	–	2	(0.2)
Average contractual exchange rate	0.07	–	–	–	–	–	0.07	
Vodacom								
US Dollar								
Notional amount (millions).	120	–	–	–	–	–	120	(3)
Average contractual exchange rate	7.52	–	–	–	–	–	7.52	
EURO								
Notional amount (millions).	908	–	–	–	–	–	908	11
Average contractual exchange rate	9.70	–	–	–	–	–	9.70	
Pound Sterling								
Notional amount (millions).	229	–	–	–	–	–	229	3
Average contractual exchange rate	14.17	–	–	–	–	–	14.17	
Swiss Franc								
Notional amount (millions).	0.65	–	–	–	–	–	0.65	0.02
Average contractual exchange rate	6.20	–	–	–	–	–	6.20	
Australian Dollar								
Notional amount (millions).	0.15	–	–	–	–	–	0.15	0.04
Average contractual exchange rate	5.79	–	–	–	–	–	5.79	

Forward contracts to sell foreign currencies and buy ZAR

| | At March 31, 2007 | | | | | | | |
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
				(ZAR)				
Telkom								
US Dollars								
Notional amount (millions).	994	–	–	–	–	–	994	88
Average contractual exchange rate	8.13	–	–	–	–	–	8.13	
EURO								
Notional amount (millions).	483	–	–	–	–	–	483	(5)
Average contractual exchange rate	9.75	–	–	–	–	–	9.75	
Pound Sterling								
Notional amount (millions).	23	–	–	–	–	–	23	0.8
Average contractual exchange rate	14.78	–	–	–	–	–	14.78	
Swedish Krona								
Notional amount (millions).	16	–	–	–	–	–	16	0.2
Average contractual exchange rate	1.05	–	–	–	–	–	1.05	
Japanese Yen								
Notional amount (millions).	1	–	–	–	–	–	1	(0.004)
Average contractual exchange rate	0.06	–	–	–	–	–	0.06	
Vodacom								
US Dollar								
Notional amount (millions).	0.1	–	–	–	–	–	0.1	0.04
Average contractual exchange rate	7.33	–	–	–	–	–	7.33	
EURO								
Notional amount (millions).	22	–	–	–	–	–	22	0.05
Average contractual exchange rate	9.77	–	–	–	–	–	9.77	
Pound Sterling								
Notional amount (millions).	28	–	–	–	–	–	28	(0.15)
Average contractual exchange rate	14.25	–	–	–	–	–	14.25	
Swiss Franc								
Notional amount (millions).	–	–	–	–	–	–	–	–
Average contractual exchange rate	–	–	–	–	–	–	–	–

Other market risks

Credit risk management

Credit risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. We are not exposed to significant concentrations of credit risk. Credit limits are set on an individual basis. Management reduces the risk of irrecoverable debt by improving credit management through credit checks and limits. To reduce the risk of counter party failure, limits are set based on the individual ratings of counterparties by well-known ratings agencies. No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. We limit our exposure to any counterparty and these exposures are monitored daily. We expect that all counterparties will meet their obligations.

Trade debtors comprise a large and widespread customer base, covering residential, business and corporate customer profiles.

Credit checks are performed on all customers, other than prepaid customers, on application for new services and on an ongoing basis where appropriate.

Liquidity risk management

We are exposed to liquidity risk as a result of uncertain trade receivable related cash flows and capital commitments.

Liquidity risk is managed by our corporate finance division in accordance with policies and guidelines formulated by Telkom's executive committee. Pursuant to our borrowing requirements, we ensure that sufficient facilities exist to meet our immediate obligations. Telkom maintains a reasonable balance between the period over which assets generate funds and the period over which the respective assets are funded in order to manage long-term liquidity risk. Short-term liquidity gaps may be funded through repurchase agreements.

We had available credit facilities not utilized of R8.7 billion as of March 31, 2007.

Fair value of financial instruments

The fair values of financial instruments are calculated using the market rates on valuation date. The values disclosed above are indicative values and may not be the realizable value.

Item 12.   Description of securities other than equity securities

Not applicable.

## Item 13.	Defaults, dividend arrearages and delinquencies

None.

## Item 14.	Material modifications to the rights of security holders and use of proceeds

None.

## Item 15.	Controls and procedures

Disclosure controls and procedures

An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness, as of March 31, 2007, the end of the period covered by this annual report, of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Based on this evaluation, our chief executive officer and our chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC. Telkom's management, including its chief executive officer and chief financial officer, recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management's control objective. Telkom's management, including its chief executive officer and chief financial officer, believe that, as of March 31, 2007, Telkom's disclosure controls and procedures were effective to provide reasonable assurance of achieving management's control objectives.

Management's report on internal control over financial reporting

Telkom's management is responsible for establishing and maintaining adequate "internal control over financial reporting" as such term is defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards, or IFRS, including a reconciliation of profit after taxes and shareholders' equity as reported in the consolidated financial statements under IFRS to profit after taxes and shareholders' equity in accordance with generally accepted accounting principles in the United States.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations. Also, the effectiveness of internal control over financial reporting may deteriorate in future periods due to either changes in conditions or declining levels of compliance with policies or procedures.

In accordance with IFRS, the audited consolidated financial statements of the Company include the proportionately-consolidated results of our Vodacom Group (Proprietary) Limited joint venture. As provided by the SEC in "Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions" (SEC Section 404 FAQs) and confirmed by the International Practices Task Force (IPTF) of the SEC Regulations Committee, management's assessment does not include an assessment of the internal control over financial reporting of this joint venture as management does not have the ability to dictate or modify the controls of this joint venture and does not have the ability, in practice, to assess these controls. Accordingly, management's conclusion regarding the effectiveness of its internal control over financial reporting does not extend to the internal controls of this entity. The total assets, net assets, total revenues and net income of this joint venture represent approximately 23%, 19%, 37% and 27%, respectively, of the Telkom Group's related consolidated financial statement totals as of and for the year ended March 31, 2007.

Management has assessed the effectiveness of internal control over financial reporting as of March 31, 2007. In making its assessment, management has based its assessment on the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control – Integrated Framework*. Management concluded, and hereby reports that based on its assessment, Telkom's internal control over financial reporting was effective as of March 31, 2007. Management's assessment of the effectiveness of internal control over financial reporting as of March 31, 2007 has been audited by Ernst & Young Inc., an independent registered public accounting firm. Their audit report on internal control over financial reporting appears below.

Attestation report of registered public accounting firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telkom SA Limited:

We have audited management's assessment, included in the accompanying "Management's report on internal control over financial reporting" appearing under Item 15 of Telkom SA Limited's ('Telkom') 2007 Form 20-F, that Telkom maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telkom's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying "Management's report on internal control over financial reporting" appearing under Item 15, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vodacom Group (Proprietary) Limited, which is included in the March 31, 2007 consolidated financial statements of Telkom SA Limited and constituted R13,882 million and R 5,984 million of total and net assets, respectively, as of March 31, 2007 and R19,079 million and R 2,431 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Telkom also did not include an evaluation of the internal control over financial reporting of Vodacom Group (Proprietary) Limited.

In our opinion, management's assessment that Telkom maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Telkom maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at March 31, 2007, 2006 and 2005, the related consolidated results of operations and cash flows for each of the three years in the period ended March 31, 2007 of Telkom and our report dated July 9, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG Inc.
Pretoria
Republic of South Africa
July 9, 2007

Changes in internal control over financial reporting

There have been no changes in Telkom's internal controls over financial reporting during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, Telkom's internal control over financial reporting.

Item 16A.   Audit committee financial expert

Our board of directors has determined that the chairman of our audit committee, Mr. Yekani Tenza, is an audit committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Mr. Tenza is a certified public accountant.

Item 16B.   Code of ethics

Telkom has adopted a business code of ethics and a disclosure of information policy that apply to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Telkom's business code of ethics, taken together with its disclosure of information policy, are designed to comply with the requirements of Item 16B of Form 20-F. Telkom's business code of ethics seeks to instill in its employees the spirit of fairness, respect and ethical standards in dealing with Telkom's stakeholders. In business dealings on behalf of Telkom, employees are expected to avoid activities that might give rise to conflicts of interest. Employees are expected to act in the exclusive interest of Telkom. Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees' day-to-day activities.

Telkom is committed to promoting the highest standards of behavior and compliance with laws and regulations. Therefore its business code of ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside Telkom.

We have incorporated by reference our business code of ethics and disclosure policy as exhibits to this annual report.

Item 16C.   Principal accountant fees and services

The following table sets forth the aggregate audit fees, audit related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than audit fees, audit related fees and tax fees for each of the 2006 and 2007 financial years:

	Audit fees	Audit related fees[1]	Tax fees	All other fees[2]	Total
			(ZAR millions)		
2006	29	6	–	–	35
2007	48	–	–	1	49

(1) Audit related services mainly included the services performed in preparing for compliance with the requirements of the Sarbanes-Oxley Act. Fees for audit services increased in the 2007 financial year, as it includes fees incurred to comply with Section 404 of the Sarbanes-Oxley Act, reporting on the audit of internal controls over financial reporting.

(2) All other fees mainly include engagements for factual findings and the issuance of related certifications.

Audit committee pre-approval policy

In accordance with our audit committee pre-approval policy, all audit and non-audit services performed for us by our independent accountants were pre-approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The pre-approval policy provides for categorical pre-approval of permissible non-audit services and requires the specific pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual engagement letter, that are individually estimated to result in an amount of fees less than 10% of the independent accountant's total audit engagement fee for individual services; provided that all such fees must be less than 50% of the total audit fees for Telkom's annual audit engagement. In addition, services to be provided by the independent accountants that are not within the category of pre-approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restrictions above.

Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants, and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants.

The audit committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the audit committee at its next scheduled meeting. The audit committee does not delegate to management its responsibilities to pre-approve services to be performed by the independent accountants.

Item 16D. Exemptions from the listing standards for audit committees

Rule 10A-3(b)(1)(i) of the Exchange Act requires that each member of the audit committee of a listed issuer must be a member of the board of directors of the listed issuer, and must otherwise be independent. Rule 10A-3(b)(1)(ii) of the Exchange Act provides that in order to be considered to be independent, a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

- accept directly or indirectly any consulting, advisory or other compensatory fee from the issuer or any subsidiary thereof; or

- be an affiliated person of the issuer or any subsidiary thereof.

An affiliated person of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer.

Two members of Telkom's Audit and Risk Management Committee (the "ARMC"), Mr. Yekani Tenza, the Chairman of the ARMC, and Mr. Marius Mostert, are representatives of the Government of the Republic of South Africa. The Government of the Republic of South Africa owned 38.9% of Telkom's issued and 40.6% of Telkom's outstanding ordinary shares and had additional approval rights as the holder of Telkom's class A ordinary share, as of June 29, 2007.

Rule 10A-3(b)(1)(iv)(E) of the Exchange Act provides an exemption from the prohibition on being an affiliated person of the issuer for an audit committee member of a foreign private issuer, who is a representative or designee of a foreign government or foreign governmental entity that is an affiliate of the foreign private issuer if the member is not an executive officer of the foreign private issuer.

Messers. Tenza and Mostert are not executive officers of Telkom and are exempt from the prohibition on being affiliated persons of the issuer contained in Rule 10A-3(b)(1)(ii)(B) under the Exchange Act pursuant to Rule 10A-3(b)(1)(iv)(E) thereunder as representatives of the Government of the Republic of South Africa, a foreign government. Telkom does not believe that its reliance on this exemption would materially adversely affect the ability of its ARMC to act independently and satisfy the other requirements of Rule 10A-3 of the Exchange Act.

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers

Ordinary shares

In 2004 Telkom embarked on a share repurchase program to acquire shares to be used for the Telkom conditional share plan, and to facilitate share repurchase activities for purposes other than for the Telkom conditional share plan. The following table sets forth information with respect to Telkom's share repurchases in the 2005, 2006 and 2007 financial years.

	(a) Total number of shares purchased	(b) Average price paid per share ZAR	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs[1]
For the year ended March 31, 2005				
June 7 to June 21, 2004	2,337,000	76.88	2,337,000	105,883,627
August 3 to August 31, 2004	7,457,094	78.69	7,457,094	98,426,533
September 1 to September 30, 2004 . . .	10,586,418	76.28	10,586,418	87,840,115
For the year ended March 31, 2006				
June 29 to June 30, 2005	152,172	108.82	152,172	87,687,943
July 1 to July 29, 2005	2,659,193	120.10	2,659,193	85,028,750
August 1 to August 31, 2005	3,161,098	126.65	3,161,098	81,867,652
September 1 to September 30, 2005 . . .	6,114,457	125.32	6,114,457	75,753,195
For the year ended March 31, 2007				
June 12 to June 30, 2006	2,147,589	129.49	2,147,589	73,605,606
July 5 to July 26, 2006	2,062,522	123.74	2,062,522	71,543,084
August 1 to August 31, 2006	3,565,202	133.55	3,565,202	67,977,882
September 1 to September 29, 2006 . . .	3,278,552	135.71	3,278,552	64,699,330
November 24 to November 30, 2006 . . .	193,500	132.93	193,500	64,505,830
December 1 to December 20, 2006 . . .	572,122	135.21	572,122	63,933,708
January 3 to January 17, 2007	269,884	143.95	269,884	63,663,824

(1) On January 27, 2004, the shareholders of Telkom authorized, by way of general approval, Telkom, or a subsidiary of Telkom, to acquire up to 20% of Telkom's issued share capital, upon such terms and conditions, and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide. The repurchases are subject to the provisions of the Companies Act, 61 of 1973, as amended, and the Listing Requirements of the JSE. In terms of the South African Companies Act, 61 of 1973, as amended, a subsidiary company may not acquire more than 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled. This approval was valid until the next Annual General Meeting, which was held on October 14, 2004. At this meeting, the shareholders of Telkom provided general approval for the share repurchase program until the next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter. At the following Annual General Meeting, which was held on October 21, 2005, the shareholders of Telkom again provided general approval for the share repurchase program until the next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter. The shareholders of Telkom provided general approval for the share repurchase program at the Annual General Meeting held on October 20, 2006. This approval is valid until the next Annual General Meeting or for 15 months from date of the resolution, whichever period is shorter. Telkom plans on continuing its share buy back strategy based on certain criteria.

PART III

Item 17.   Consolidated financial statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18.   Consolidated financial statements

See Index to consolidated annual financial statements for a list of all financial statements filed as part of this annual report.

Item 19.   Exhibits

Documents filed as exhibits to this annual report:

Exhibits	Description
1.1	Memorandum and Articles of Association of Telkom S.A. Limited ("Telkom") (Incorporated by reference to Exhibit 3.1 to Telkom's Registration Statement on Form F-1 (File No. 333 102834) (the "F-1"))[1]
2.1	Form of Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 to the Form F-1)[1]
2.2	Deposit Agreement, dated as of March 3, 2003, among Telkom, the Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to Exhibit 4.2 to the F-1)[1]
4.1	Agreement, dated July 31, 2000, between Telkom and Total Facilities Management Company (Pty) Limited (Incorporated by reference to Exhibit 10.3 to the F-1)[1]
4.2	Exclusive Facilities Management Services Agreement, dated March 31, 2001, between Telkom and systems Applications Project (Africa) (Pty) Limited (Incorporated by reference to Exhibit 10.4 to the F-1)[1]
4.3	Multiparty Implementation Agreement, dated September 30, 1993, among Telkom, Vodacom Group (Pty) Limited, Mobile Telephone Network (Pty) Limited, the Postmaster General and the Government of the Republic of South Africa (Incorporated by reference to Exhibit 10.5 to the F-1)[1]
4.4	Interconnection Agreement, dated February 16, 1994, among Telkom and Vodacom Group (Pty) Limited, as amended by agreements among Telkom, Vodacom Group (Pty) Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998 and September 4, 2001 (Incorporated by reference to Exhibit 10.6 to the F-1)[1]
4.5	Interconnection Agreement, dated February 16, 1994, among Telkom and MTN, as amended by agreements among Telkom, Vodacom Group (Pty) Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998, and September 14, 2001 (Incorporated by reference to Exhibit 10.7 to the F-1)[1]
4.6	Interconnection Agreement, dated August 31, 2001, between Telkom SA Limited and Cell C, as amended by agreement among Telkom, Vodacom Group (Pty) Limited and Cell C, dated September 18, 2001 (Incorporated by reference to Exhibit 10.8 to the F-1)[1]
4.7	Joint Venture Agreement, dated March 31, 1995, between Telkom, Vodafone Group plc, Rembrandt Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone Holdings (SA) (Pty) Limited (Incorporated by reference to Exhibit 10.9 to the F-1)[1]
4.8	Registration Rights Agreement, dated January 16, 2003, among the Minister of Communications of the Government of the Republic of South Africa, Thintana Communications LLC and Telkom SA Limited (Incorporated by reference to Exhibit 10.11 to the F-1)[1]
4.9	Telkom Conditional Share Plan (Incorporated by reference to Exhibit 4.11 to Telkom's Annual Report on Form 20-F for the year ended March 31, 2004 (the "20-F"))[1]

4.10	Service Agreement between Telkom SA Limited and Papi Molotsane (Incorporated by reference to Exhibit 4.10 of Telkom's Annual Report on Form 20-F for the year ended March 31, 2006)[1]
8.1	Subsidiaries of Telkom[2]
11.1	Telkom SA Limited Business Code of Ethics (Incorporated by reference to Exhibit 11.1 to the 20-F)[1]
11.2	Telkom SA Limited Disclosure of Information Policy (Incorporated by reference to Exhibit 11.2 to the 20-F)[1]
12.1	Certification of chief executive officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes Oxley Act of 2002[2]
12.2	Certification of chief financial officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes Oxley Act of 2002[2]
13.1	Certification of chief executive officer and chief financial officer furnished pursuant to Rule 13a 14(b) (17 CFR 240.13a 14(b)) or Rule 15d 14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes Oxley Act of 2002[2]

---

(1)   Incorporated by reference.

(2)   Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELKOM SA LIMITED

By: /s/ Reuben Joseph September
　　　Name: Reuben Joseph September
　　　Title: Acting Chief Executive Officer

Dated: July 17, 2007

Telkom SA Limited

Content to the consolidated annual financial statements
for the three years ended March 31, 2007

ERNST & YOUNG

Ernst & Young Inc.
Wanderers Office Park
52 Corlett drive, Illovo
Private Bag X14
Northlands 2116
Co. Reg. No. 2005/002308/21

Telephone (011) 772-3000
Telefax (011) 772-4000
Docex 123 Randburg
Website www.ey.com.za

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TELKOM SA LIMITED

We have audited the accompanying consolidated balance sheets of Telkom SA Limited ('Telkom') and its subsidiaries (together 'the Group') as of March 31, 2007, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended set out on pages F–3 to F–143. These financial statements are the responsibility of the Group's directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture proportionally consolidated, which statements reflect total assets constituting 24%, 22% and 20% at March 31, 2007, 2006 and 2005, respectively, and total revenues constituting 40%, 36% and 32% for the years ended March 31, 2007, 2006 and 2005, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited and its subsidiaries at March 31, 2007, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards, which differ in certain significant respects from U.S. generally accepted accounting principles (see Note 46 to the consolidated financial statements).

As described in Note 2 to the consolidated annual financial statements, in 2007 the Group adopted new and amended accounting standards, IAS 21 (revised) *The Effects of Changes in Foreign Exchange Rates*, IAS 39 (revised) *Financial Instruments: Recognition and Measurement*, IFRIC 4 *Determining whether an Arrangement contains a lease*, IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies.* The Group has also adopted an accounting policy whereby acquisitions of minority interests by the Group in subsidiary companies are accounted for using the parent equity extension method.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telkom SA Limited's internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 9, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG Inc.

Pretoria
Republic of South Africa
July 9, 2007

Consolidated income statement
for the three years ended March 31, 2007

	Notes	2005 Rm	2006 Rm	2007 Rm
Total revenue	3.1	43,696	48,260	**52,157**
Operating revenue	3.2	43,160	47,625	**51,619**
Other income	4	280	480	**384**
Operating expenses		32,179	33,428	**37,533**
Employee expenses	5.1	8,111	7,489	**8,454**
Payments to other operators	5.2	6,132	6,826	**7,590**
Selling, general and administrative expenses	5.3	8,824	10,273	**12,902**
Services rendered	5.4	2,021	2,114	**2,291**
Operating leases	5.5	803	850	**981**
Depreciation, amortisation, impairment and write-offs	5.6	6,288	5,876	**5,315**
Operating profit		11,261	14,677	**14,470**
Investment income	6	350	397	**235**
Finance charges and fair value movements	7	1,694	1,223	**1,125**
Interest		1,686	1,346	**1,327**
Foreign exchange and fair value movement		8	(123)	**(202)**
Profit before taxation		9,917	13,851	**13,580**
Taxation	8	3,082	4,523	**4,731**
Profit for the year		6,835	9,328	**8,849**
Attributable to:				
Equity holders of Telkom		6,752	9,189	**8,646**
Minority interest		83	139	**203**
		6,835	9,328	**8,849**
Basic earnings per share (cents)	9	1,246.9	1,746.1	**1,681.0**
Diluted earnings per share (cents)	9	1,244.5	1,736.6	**1,676.3**
Dividend per share (cents)	9	110.0	900.0	**900.0**

Consolidated balance sheet
at March 31

	Notes	2005 Rm	2006 Rm	2007 Rm
Assets				
Non-current assets		42,552	44,813	**48,770**
Property, plant and equipment	10	36,448	37,274	**41,254**
Intangible assets	11	3,182	3,910	**5,111**
Investments	12	2,277	2,894	**1,384**
Deferred expenses	13	133	254	**270**
Finance lease receivables	14	–	–	**158**
Deferred taxation	15	512	481	**593**
Current assets		15,045	12,731	**10,376**
Short-term investments	12	69	69	**77**
Inventories	16	658	814	**1,093**
Income tax receivable	34	–	–	**520**
Current portion of deferred expenses	13	214	226	**287**
Current portion of finance lease receivables	14	–	–	**88**
Trade and other receivables	17	5,820	6,399	**7,303**
Other financial assets	18	5,074	275	**259**
Cash and cash equivalents	19	3,210	4,948	**749**
Total assets		57,597	57,544	**59,146**
Equity and liabilities				
Equity attributable to equity holders of Telkom		26,141	29,165	**31,724**
Share capital and premium	20	8,293	6,791	**5,329**
Treasury shares	21	(1,812)	(1,809)	**(1,774)**
Share-based compensation reserve	22	68	151	**257**
Non-distributable reserves	23	360	1,128	**1,413**
Retained earnings	24	19,232	22,904	**26,499**
Minority interest	25	220	301	**284**
Total equity		26,361	29,466	**32,008**
Non-current liabilities		13,870	12,391	**8,554**
Interest-bearing debt	26	9,504	7,655	**4,338**
Other financial liabilities	18	–	–	**36**
Provisions	29	2,460	2,677	**1,443**
Deferred revenue	13	959	991	**1,021**
Deferred taxation	15	947	1,068	**1,716**
Current liabilities		17,366	15,687	**18,584**
Trade and other payables	31	6,782	6,103	**7,362**
Shareholders for dividend	35	7	4	**15**
Current portion of interest-bearing debt	26	4,499	3,468	**6,026**
Current portion of provisions	29	1,428	1,660	**2,095**
Current portion of deferred revenue	13	1,717	1,975	**1,983**
Income tax payable	34	1,711	1,549	**594**
Other financial liabilities	18	313	235	**68**
Credit facilities utilised	19	909	693	**441**
Total liabilities		31,236	28,078	**27,138**
Total equity and liabilities		57,597	57,544	**59,146**

Consolidated statement of changes in equity
for the three years ended March 31, 2007

	Attributable to equity holders of Telkom							Minority interest Rm	Total equity Rm
	Share capital Rm	Share premium Rm	Treasury shares Rm	Share-based compen-sation reserve Rm	Non-distri-butable reserves Rm	Retained earnings Rm	Total Rm		
Balance at April 1, 2004	5,570	2,723	(238)	–	91	13,482	21,628	200	21,828
Total recognised income and expense for the year					(22)	6,752	6,730	83	6,813
Total income and expense recognised directly in equity for the year (refer to note 23)					(22)		(22)		(22)
Fair value adjustment on investment					9		9		9
Realisation of fair value adjustment on investment					(31)		(31)		(31)
Profit for the year – restated as per note 2						6,752	6,752	83	6,835
Dividend declared (refer to note 35)						(606)	(606)	(67)	(673)
Transfer to non-distributable reserves (refer to note 23)					279	(279)	–		–
Foreign currency translation reserve (net of tax of RNil) – restated as per note 2 (refer to note 23)					12		12	(1)	11
Purchase of treasury shares			(1,574)				(1,574)		(1,574)
Business combination						(117)	(117)		(117)
Net increase in share-based compensation reserve (refer to note 22)				68			68		68
Acquisition of subsidiary (refer to note 36)							–	5	5
Balance at March 31, 2005	5,570	2,723	(1,812)	68	360	19,232	26,141	220	26,361
Total recognised income and expense – Profit for the year – restated as per note 2						9,189	9,189	139	9,328
Dividend declared (refer to note 35)						(4,801)	(4,801)	(78)	(4,879)
Transfer to non-distributable reserves (refer to note 23)					716	(716)	–		–
Foreign currency translation reserve (net of tax of RNil) – restated as per note 2 (refer to note 23)					52		52	(7)	45
Net increase in share-based compensation reserve (refer to note 22)				86			86		86
Shares vested and re-issued (refer to note 22)			3	(3)			–		–
Acquisition of subsidiary (refer to note 36)							–	27	27
Shares bought back and cancelled (refer to note 20)	(121)	(1,381)					(1,502)		(1,502)
Balance at March 31, 2006	**5,449**	**1,342**	**(1,809)**	**151**	**1,128**	**22,904**	**29,165**	**301**	**29,466**
Total recognised income and expense – Profit for the year						8,646	8,646	203	8,849
Dividend declared (refer to note 35)						(4,678)	(4,678)	(166)	(4,844)
Transfer to non-distributable reserves (refer to note 23)					239	(239)	–		–
Foreign currency translation reserve (net of tax of R4 million) (refer to note 23)					46		46	14	60
Net increase in share-based compensation reserve (refer to note 22)				141			141		141
Shares vested and re-issued (refer to note 22)			35	(35)			–		–
Acquisition of subsidiaries and minorities (refer to note 36)							–	(68)	(68)
Shares bought back and cancelled (refer to note 20)	(120)	(1,342)				(134)	(1,596)		(1,596)
Balance at March 31, 2007	**5,329**	**–**	**(1,774)**	**257**	**1,413**	**26,499**	**31,724**	**284**	**32,008**

Consolidated cash flow statement
for the three years ended March 31, 2007

	Notes	2005 Rm	2006 Rm	2007 Rm
Cash flows from operating activities		15,711	9,506	**9,356**
Cash receipts from customers		43,561	46,958	**50,979**
Cash paid to suppliers and employees		(24,939)	(27,234)	**(30,459)**
Cash generated from operations	32	18,622	19,724	**20,520**
Interest received		463	482	**422**
Dividends received	6	14	50	**3**
Finance charges paid	33	(1,272)	(1,316)	**(1,115)**
Taxation paid	34	(1,487)	(4,550)	**(5,690)**
Cash generated from operations before dividend paid . . .		16,340	14,390	**14,140**
Dividend paid	35	(629)	(4,884)	**(4,784)**
Cash flows from investing activities		(6,306)	(7,286)	**(10,412)**
Proceeds on disposal of property, plant and equipment and intangible assets		37	92	**54**
Proceeds on disposal of investments		267	493	**77**
Additions to property, plant and equipment and intangible assets		(5,880)	(7,396)	**(10,037)**
Acquisition of subsidiaries and minorities	36	(138)	–	**(445)**
Additions to other investments		(592)	(475)	**(61)**
Cash flows from financing activities		(9,897)	(258)	**(2,920)**
Shares bought back and cancelled		–	(1,502)	**(1,596)**
Loans raised		1,157	4,123	**5,624**
Loans repaid		(5,027)	(7,399)	**(6,922)**
Purchase of treasury shares		(1,710)	–	**–**
Finance lease capital repaid		(13)	(24)	**(37)**
(Increase)/decrease in net financial assets		(4,304)	4,544	**11**
Net (decrease)/increase in cash and cash equivalents . .		(492)	1,962	**(3,976)**
Net cash and cash equivalents at beginning of the year . . .		2,796	2,301	**4,255**
Effect of foreign exchange rate differences		(3)	(8)	**29**
Net cash and cash equivalents at end of the year	19	2,301	4,255	**308**

Comparatives

The line items on the detail note disclosure for 2005 and 2006 have been restated due to the adoption of IAS21 (revised). This has, however, not had any impact on the face of the cash flow statement (refer to note 2).

Notes to the consolidated annual financial statements
for the three years ended March 31, 2007

1. Corporate information

Telkom SA Limited ('Telkom') is a company incorporated and domiciled in the Republic of South Africa ('South Africa') whose shares are publicly traded. The Company, its subsidiaries and joint venture ('the Group') is the leading provider of fixed-line voice and data communication services in South Africa and mobile communication services through the Vodacom Group (Proprietary) Limited ('Vodacom') in South Africa and certain other African countries. The Group's services and products include:

- fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice-over-internet protocol services, subscription based value-added voice services and customer premises equipment sales and rental;

- fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services and packet-based services, managed data networking services and internet access and related information technology services;

- e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services;

- directory and wireless data services through our TDS Directory Operations Group and Swiftnet subsidiaries, respectively; and

- mobile communication services, including voice services, data services, value-added services and handset sales through Vodacom.

2. Significant accounting policies

Basis of preparation

The consolidated annual financial statements comply with International Financial Reporting Standards ('IFRS') of the International Accounting Standards Board ('IASB') and the Companies Act of South Africa, 1973.

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. Details of the Group's significant accounting policies are set out below, and are consistent with those applied in the previous financial year except for the following:

- the Group has adopted the amendments to IAS21 (revised) and IAS39 (revised) and IFRIC4 and IFRIC7 with effect from April 1, 2006; and

- the Group has adopted an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8.

Adoption of amendments to standards and new interpretations

The following changes to the Group accounting policies have been made in adopting the revised standards and interpretations for the year under review:

2. Significant accounting policies (continued)

Adoption of amendments to standards and new interpretations (continued)

Amendment to IAS21 The Effects of Changes in Foreign Exchange Rates (revised)

The amendment, Net Investment in a Foreign Operation, requires that even if a monetary item (which is part of a net investment) is denominated in a functional currency which is neither that of the reporting entity nor that of the foreign operation, the resulting exchange difference should be recognised in equity. This treatment is similar to the treatment where a monetary item is denominated in the functional currency of the reporting entity or that of the foreign operation. The impact of this amendment on previously reported results is a movement from Retained earnings to Non-distributable reserves of R8 million in 2006 (2005: R1 million) and an increase in Profit attributable to equity holders of Telkom of R7 million in 2006 (2005: R1 million).

Amendments to IAS39 Financial Instruments: Recognition and Measurement (revised)

The revision of IAS39 relates to three amendments to the existing standard.

The first amendment requires that issuers of financial guarantee contracts recognise a financial liability arising from the issuance of a financial guarantee. The amendment defines a financial guarantee contract as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, in accordance with the original or modified terms of a debt instrument. The amendment has not had a material impact on the Group's financial statements.

The second amendment deals with cash flow hedge accounting for forecast intragroup transactions. For hedge accounting purposes, only assets, liabilities, firm commitments or highly probable forecast transactions that involve a party external to the entity can be designated as hedged items. The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect profit or loss. This amendment has not had any impact on the Group's financial statements since the Group's derivative transactions do not qualify for hedge accounting under the specific rules of IAS39.

The third amendment introduces additional requirements to be met before the entity can choose to designate some of its financial assets or financial liabilities as 'at fair value through profit or loss'. The amendment has not had any impact on the Group's financial statements since the Group has not designated any financial assets or liabilities into the category 'at fair value through profit or loss'.

IFRIC4 Determining whether an Arrangement contains a Lease

IFRIC4 requires that when an entity enters into a service arrangement as a supplier or a customer and the supply of the service depends on the use of a specific asset, or the right to control the use of the specific asset is conveyed to the customer, the arrangement should be assessed to determine whether it contains a lease. Once it has been concluded that an arrangement contains a lease, it should be assessed against criteria in IAS17 to determine if the arrangement should be recognised as a finance lease or an operating lease. Where an entity does not apply IFRIC4 retrospectively, IFRIC4 requires the entity to assess existing arrangements at the beginning of the earliest period for which comparative information under IFRS is presented on the basis of facts and circumstances existing at the beginning of that period. The effect of the application of this interpretation was not considered material for prior periods, and therefore all cumulative adjustments were made in the current year.

2. Significant accounting policies (continued)

Adoption of amendments to standards and new interpretations (continued)

IFRIC4 Determining whether an Arrangement contains a Lease (continued)

The cumulative impact of this interpretation for the year ended March 31, 2007 was an increase in Profit before taxation of R83 million and an increase in Taxation of R24 million which resulted in an increase in Profit for the year of R59 million. It further resulted in a finance lease receivable of R207 million which was recognised in the Balance sheet at March 31, 2007 in this regard.

IFRIC7 Applying the Restatement Approach under IAS29 Financial Reporting in Hyperinflationary Economies

The IFRIC provides guidance on the measuring unit at the balance sheet date. It also provides guidance on how to account for the deferred tax opening balance in restated financial statements. The interpretation does not have a material impact since the Group does not operate in a hyperinflationary economy and does not have material investments in hyperinflationary economies.

New accounting policy

Acquisition of minorities

The Group has adopted an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8 paragraph 10. Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interests by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minorities' share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is recorded as goodwill. The adoption of this policy has not had any impact on previously reported results.

Accounting pronouncements not yet adopted

The Group has not applied the following standards, interpretations and amendments that have been issued and are not yet effective:

IAS1 Presentation of Financial Statements (amended)

This amendment is effective for annual periods beginning on or after January 1, 2007. As a result of the development of IFRS7 Financial Instruments: Disclosures, IAS1 has been amended to require the disclosure of the entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. The impact of this standard is that it requires more extensive disclosure of the Group's capital management.

IFRS7 Financial Instruments: Disclosures

An entity shall apply this standard for annual periods beginning on or after January 1, 2007. IFRS7 adds certain new disclosures to those currently required by IAS32. It also replaces the disclosures currently required by IAS30. All financial instruments disclosures will now be in terms of IFRS7. The remaining parts of IAS32 now only deal with the classification and presentation of financial instruments. One of the main disclosure requirements added by IFRS7 is that an entity must group its financial instruments into classes of similar instruments, and when disclosures are required, make disclosures by class. IFRS7 also requires information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments. The impact of this standard will be to expand on certain disclosures relating to financial instruments and will require additional disclosures not currently disclosed.

2. Significant accounting policies (continued)

Accounting pronouncements not yet adopted (continued)

IFRS8 Operating Segments

An entity shall apply this standard for annual periods beginning on or after January 1, 2009. IFRS8 sets out the requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. IFRS8 further requires the entity to disclose factors used to identify the entity's operating segments and type of products and services from which each operating segment derives its revenues. IFRS8 will require segments to be identified based on the information that management uses to make decisions about operating matters. The possible impact of this standard will be to expand on disclosures relating to operating segments, products and services.

IFRIC8 Scope of IFRS2

The interpretation is effective for annual periods beginning on or after May 1, 2006. IFRIC8 clarifies that IFRS2 applies to transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The possible impact of this interpretation is not expected to be material since the Group has not transacted with third parties using equity as a purchase consideration for the transaction, other than those paid to employees in share-based payment transactions (refer to note 30).

IFRIC9 Reassessment of Embedded Derivatives

The interpretation is effective for annual periods beginning on or after June 1, 2006. IFRIC9 clarifies that an entity is required to separate an embedded derivative from the host contract and account for it as a derivative if and only if the entity first becomes a party to the contract. It further clarifies that reassessment is only allowed when there is a change in the terms of the contract which significantly modifies the cash flows that would otherwise be required under the contract. The possible impact of this interpretation is currently being evaluated.

IFRIC10 Interim Financial Reporting and Impairment

The interpretation is effective for annual periods beginning on or after November 1, 2006. IFRIC10 clarifies that an entity should not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available for sale or financial asset carried at cost. The possible impact of this interpretation is not expected to be material.

IFRIC11 IFRS2 – Group and Treasury Share Transactions

The interpretation is effective for annual periods beginning on or after March 1, 2007. The IFRIC clarifies that regardless of whether the entity chooses or is required to buy equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement by delivery of its own shares, the transaction should be accounted as equity settled. This interpretation also applies regardless of whether the employee's rights to the equity instruments were granted by the entity itself or by its shareholders or was settled by the entity itself or by its shareholders. The possible impact of this interpretation is currently being evaluated.

2. Significant accounting policies (continued)

Accounting pronouncements not yet adopted (continued)

IFRIC12 Service Concession Arrangements

This interpretation is effective for annual periods beginning on or after January 1, 2008. The interpretation clarifies that contractual service arrangements do not convey the right to control the use of the public service infrastructure to the operator, instead the operator acts as a service provider. The infrastructure under these arrangements shall therefore not be recognised as the property, plant and equipment of the operator. The operator shall recognise and measure revenue in accordance with IAS11 and IAS18 for the services it performs. The operator should recognise the asset as an intangible asset for the right (or licence) it receives to charge the users of the public service or as a financial asset when it has the right to receive cash from the grantor for construction services. The IFRIC provides guidance on the recognition and measurement of the various aspects of service concession arrangements from an operator's perspective. The possible impact of this interpretation is currently not expected to be material as the Group has not received service concession grants.

Significant accounting judgements and estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future, actual results may ultimately differ from those estimates.

The presentation of the results of operations, financial position and cash flows in the financial statements of the Group is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as a basis for the preparation of these financial statements. Management has made certain judgements in the process of applying the Group's accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, are as follows:

Property, plant and equipment and intangible assets

The useful lives of assets are based on management's estimation. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual categories of property, plant, equipment and intangible assets. Due to the rapid technological advancement in the telecommunications industry as well as Telkom's plan to migrate to a Next Generation Network over the next few years, the estimation of useful lives could differ significantly on an annual basis due to unexpected changes in the roll-out strategy. The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6. The estimation of residual values of assets is also based on management's judgement whether the assets will be sold or used to the end of their useful lives and what their condition will be like at that time.

For intangible assets that incorporate both a tangible and intangible portion, management uses judgement to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.

2. Significant accounting policies (continued)

Significant accounting judgements and estimates (continued)

Determination of impairments of property, plant and equipment, and intangible assets

Management is required to make judgements concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that an impairment exists. The Group applies the impairment assessment to its separate cash-generating units. This requires management to make significant judgements concerning the existence of impairment indicators, identification of separate cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less costs to sell. Management judgement is also required when assessing whether a previously recognised impairment loss should be reversed.

Where impairment indicators exist, the determination of the recoverable amount of a cash-generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. Key assumptions on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per asset component, capital expenditure, expected customer bases and market share. The judgements, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.

Asset retirement obligations

Management judgement is exercised when determining whether an asset retirement obligation exists, and in determining the present value of expected future cash flows and discount rate when the obligation to dismantle or restore the site arises, as well as the estimated useful life of the related asset.

Financial assets

At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgement is required when determining the expected future cash flows. To determine whether the decline in fair value is prolonged, reliance is placed on an assessment by management regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.

Impairment of receivables

An impairment is recognised for estimated losses firstly on an individually significant trade receivable and secondly on a group of trade receivables with similar credit risk that are assessed to be impaired based on objective evidence as a result of one or more events that occurred during the reporting period. For those customers which have defaulted, management makes judgements based on an assessment of their ability to make payments based on credit worthiness and historical write-off experience. Should the financial condition of the customers change, actual write-offs could differ significantly from the impairment.

2. Significant accounting policies (continued)

Significant accounting judgements and estimates (continued)

Taxation

Management judgement is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets should be recognised or derecognised. The realisation of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognise unutilised taxation credits, management needs to determine the extent that future payments are likely to be available for set-off. In the event that the assessment of future payments and future utilisation changes, the change in the recognised deferred taxation must be recognised in profit or loss.

The tax rules and regulations in South Africa as well as the other African countries within which the Group operates are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects South African tax laws to further develop through changes in South Africa's existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.

The growth of the Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgement required in recognising and measuring deferred taxation balances more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and the current taxation payments.

Group entities are regularly subject to evaluation, by the relevant tax authorities, of its historical tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules to the business of the relevant Group entities. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group that exceeds management's estimate.

Deferred taxation rate

Management makes judgements on the tax rate applicable based on the Group's expectations at balance sheet date on how the asset is expected to be recovered or the liability is expected to be settled.

Employee benefits

The Group provides defined benefit plans for certain post-employment benefits. The Group's net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered. The obligation and assets related to each of the post-retirement benefits are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30. The assumptions determined by management make use of information obtained from the Group's employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post-retirement benefits may be affected materially.

2. Significant accounting policies (continued)

Significant accounting judgements and estimates (continued)

Employee benefits (continued)

The discount rate reflects the average timing of the estimated defined benefit payments. The discount rate is based on long term South African government bonds with the longest maturity period as reported by the Bond Exchange of South Africa. The discount rate is expected to follow the trend of inflation.

The overall expected rate of return on assets is determined based on the market prices prevailing at that date, applicable to the period over which the obligation is to be settled.

Telkom provides equity compensation in the form of the Telkom Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30. The assumptions include employee turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the amount of expense ultimately recognised in the financial statements.

Management judgement is required when recognising and measuring provisions and when measuring contingent liabilities as set out in notes 29 and 39 respectively. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement. The Group is required to recognise provisions for claims arising from litigation when the occurrence of the claim is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

Revenue recognition

To reflect the substance of each transaction, revenue recognition criteria are applied to each separately identifiable component of a transaction. In order to account for multiple-element revenue arrangements in developing its accounting policies, the Group considered the guidance contained in the United States Financial Accounting Standards Board ('FASB') Emerging Issues Task Force No 00-21 Revenue Arrangements with Multiple Deliverables. Judgement is required to separate those revenue arrangements that contain the delivery of bundled products or services into individual units of accounting, each with its own earnings process, when the delivered item has stand-alone value and the undelivered item has fair value. Further judgement is required to determine the relative fair values of each separate unit of accounting to be allocated to the total arrangement consideration. Changes in the relative fair values could affect the allocation of arrangement consideration between the various revenue streams.

Judgement is also required to determine the expected customer relationship period. Any changes in these assessments may have a significant impact on revenue and deferred revenue.

Dealer incentives

Telkom provides incentives to its retail payphone card distributors as trade discounts. Incentives are based on sales volume and value. Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.

Vodacom acts as a principle in its relationship with its dealers and service providers. Dealers and service providers are not permitted to purchase and resell Vodacom airtime, they simply pass on to the customer the airtime that arises from the customer's use of the Vodacom network.

2. Significant accounting policies (continued)

Significant accounting judgements and estimates (continued)

Dealer incentives (continued)

The role of the dealers and service providers is to undertake sales and marketing of airtime services, including connection and renewal of contract customers and sales to prepaid customers, and certain administrative services in relation to customers connected to the Vodacom network, such as sales force and customer care and billing of individual customers for which they are compensated by Vodacom. In effect, Vodacom has simply outsourced these functions, which they would otherwise have performed internally, incurred and recorded as expenses, and the contract between Vodacom and their dealers and service providers specifies what these functions are and how they will be compensated by incentive commissions.

Vodacom pays amounts to its service providers and dealers for the ongoing administration of its customers on a monthly basis.

The following incentive commissions are also paid by Vodacom to its dealers and service providers:

Contract connection and retention incentive commissions

Contract products that may include deliverables such as a handset and 24 month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Contract retention incentive commissions

These commissions are paid to service providers or dealers for all contract packages. Vodacom calculates the incentive paid monthly and the expense is recognised in the period it is earned by the service provider or dealer.

Prepaid incentive commissions

Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognised on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Distribution incentive commissions

These commissions are paid to service providers or dealers to maintain and increase their loyalty to, and exclusivity with, Vodacom. These commissions are deferred and expensed over the contractual relationship period.

Handset incentive commissions

These incentives are offered by Vodacom to dealers who purchase phones from Vodacom to provide to customers, which are recorded as a net against revenue.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

2. Significant accounting policies (continued)

Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include those of Telkom, its foreign and domestic subsidiaries and joint ventures. Subsidiaries are those entities over which financial and operating policies the Group has the ability to exercise control, so as to obtain benefits from their activities. Joint ventures are those enterprises over which the Group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for using the proportionate consolidation method on a line-by-line basis. Intra-group balances and transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Transactions with jointly controlled entities together with related unrealised gains and losses and resulting balances are eliminated to the extent of the Group's interest in the entities. Business combinations are accounted for using the purchase method of accounting. Consolidation takes place from the date that effective control passes to the Group.

On acquisition of a subsidiary or joint venture, any excess of the purchase price over the fair value of the Group's interest in the net assets is recognised as goodwill. Minority interests are calculated on the fair value of assets and liabilities. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interest by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest's share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is therefore reflected as goodwill.

Minority interests are separately presented in the consolidated financial statements.

Operating revenue

The Group provides fixed-line and data communication services and mobile communication services, directory services and communication related products. The Group provides such services to business, residential, payphone and mobile customers. Revenue represents the fair value of fixed or determinable consideration that has been received or is receivable.

Revenue for services is measured at amounts invoiced to customers and excludes Value Added Tax.

Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognised when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Group does not provide customers with the right to a refund.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Operating revenue (continued)

Fixed-line

Subscriptions, connections and other usage

The Group provides telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation, which are deferred over the expected customer relationship period. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the expected average customer relationship period. All other installation and activation costs are expensed as incurred.

Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

Revenue related to sale of communication equipment, products and value-added services is recognised upon delivery and acceptance of the product or service by the customer.

Traffic (Domestic, Fixed-to-mobile and International)

Prepaid

Prepaid traffic service revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first. The terms and conditions of certain prepaid products allow the carry over of unused minutes. Revenue related to the carry over of unused minutes is deferred until usage or expiration.

Payphones

Payphone service coin revenue is recognised when the service is provided.

Payphone service card revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first.

Telkom provides incentives to its retail payphone card distributors as trade discounts. Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.

Postpaid

Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognised when the call is placed or the connection provided.

Interconnection

Interconnection revenue for call termination, call transit and network usage is recognised as the traffic flow occurs.

Data

The Group provides data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation, which are deferred over the expected average customer relationship period. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the expected average customer relationship period. All other installation and activation costs are expensed as incurred. Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Operating revenue (continued)

Directory services

Revenue is recognised when paper directories are released for distribution, as the significant risks and rewards of ownership have been transferred to the buyer. Electronic directories' revenue is recognised on a monthly basis, as earned.

Other

Other revenue is recognised when the economic benefit flows to the Group and the earnings process is complete.

Mobile

The Vodacom Group invoices its independent service providers for the revenue billed by them on behalf of the Group. The Group, within its contractual arrangements with its agents, pays them administrative fees. The Group receives in cash, the net amount equal to the gross revenue earned less the administrative fees payable to the agents.

Contract products

Contract products that may include deliverables such as a handset and 24-month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Vodacom revenue from the handset is recognised when the product is delivered limited to the amount of cash received. Monthly service revenue received from the customer is recognised in the period in which the service is delivered. Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full. Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in revenue.

Prepaid products

Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

- Revenue from the SIM-card representing activation fees is recognised over the average useful life of a prepaid customer.

- Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.

- Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer relationship, all deferred revenue for unused airtime is recognised in revenue.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Operating revenue (continued)

Prepaid products (continued)

Upon purchase of an airtime voucher, the customer receives the right to make outgoing voice and data calls to the value of the airtime voucher. Revenue is recognised as the customer utilises the voucher.

Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the Group applies a period of 36 months before these revenue and costs are released to the consolidated income statement.

Data revenue

Revenue, net of discounts, from data services is recognised when the Group has performed the related service and depending on the nature of the service, is recognised either at the gross amounts billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Equipment sales

All equipment sales are recognised only when delivery and acceptance has taken place. Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sales to third party service providers.

Interest on debtors' accounts

Interest is raised on overdue accounts on a time proportionate basis and recognised in the income statement.

Marketing

Marketing costs are recognised as an expense as incurred.

Incentives

Incentives paid to service providers and dealers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for services delivered are expensed in the period that the related revenue is recognised.

Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual relationship period.

Investment income

Dividends from investments are recognised on the date that the Group is entitled to the dividend. Interest is recognised on a time proportionate basis taking into account the principal amount outstanding and the effective interest rate.

Taxation

Current taxation

The charge for current taxation is based on the results for the year and is adjusted for non-taxable income and non-deductible expenditure. Current taxation is measured at the amount expected to be paid to the taxation authorities, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Deferred taxation

Deferred taxation is accounted for using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is not provided on the initial recognition of goodwill or initial recognition of assets or liabilities which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unused tax credits and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

• Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised except:

• Where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities where the functional currency is different to the local currency, are classified as a deferred taxation expense or income.

Secondary Taxation on Companies

Secondary Taxation on Companies ('STC') is provided for at a rate of 12.5% on the amount by which dividends declared by the Group exceeds dividends received. Deferred tax on unutilised STC credits is recognised to the extent that STC payable on future dividend payments is likely to be available for set-off.

Property, plant and equipment

The cost of an item of property, plant and equipment is recognised as an asset if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. Depreciation is charged from the date the asset is available for use on a straight-line basis over the estimated useful life and ceases at the earlier of the date that the asset is classified as held for sale and the date the asset is derecognised. Idle assets continue to attract depreciation.

The estimated useful life of individual assets and the depreciation method thereof are reviewed on an annual basis at balance sheet date. The depreciable amount is determined after taking into account the residual value of the asset. The residual value is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual values of assets are reviewed on an annual basis at balance sheet date.

Assets under construction represents freehold buildings, operating software, network and support equipment and includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets.

Freehold land is stated at cost and is not depreciated. Amounts paid by the Group on improvements to assets which are held in terms of operating lease agreements are depreciated on a straight-line basis over the shorter of the remaining useful life of the applicable asset or the remainder of the lease period. Where it is reasonably certain that the lease agreement will be renewed, the lease period equals the period of the initial agreement plus the renewal periods.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Property, plant and equipment (continued)

The estimated useful lives assigned to groups of property, plant and equipment are:

	Years
Freehold buildings	15 to 40
Leasehold buildings	7 to 25
Network equipment	
Cables	20 to 40
Switching equipment	5 to 18
Transmission equipment	5 to 18
Other	2 to 20
Support equipment	8 to 13
Furniture and office equipment	4 to 15
Data processing equipment and software	5 to 10
Other	2 to 15

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Intangible assets

Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. A recognised impairment loss is not reversed.

Licences, software, trademarks, copyrights and other

At initial recognition acquired intangible assets are recognised at their purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates. The recognised cost includes any directly attributable costs for preparing the asset for its intended use. Internally generated intangible assets are recognised at cost comprising all directly attributable costs necessary to create and prepare the asset to be capable of operating in the manner intended by management. Licences, software, trademarks, copyrights and other intangible assets are carried at cost less accumulated amortisation and any accumulated impairment losses. Amortisation commences when the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets' expected useful lives. Amortisation ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Intangible assets (continued)

Licences, software, trademarks, copyrights and other (continued)

The residual value of intangible assets is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. Due to the nature of the asset the residual value is assumed to be zero unless there is a commitment by a third party to purchase the asset at the end of its useful life or when there is an active market that is likely to exist at the end of the asset's useful life, which can be used to estimate the residual values. The residual values of intangible assets and their useful lives are reviewed on an annual basis at balance sheet date.

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Assets under construction represent application and other non integral software and includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets.

Intangible assets are derecognised when they have been disposed of or when the asset is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of assets are recognised in the income statement in the year in which they arise.

The expected useful lives assigned to intangible assets are:

	Years
Licences	5 to 30
Software	5 to 10
Trademarks, copyrights and other	3 to 15

Asset retirement obligations

Asset retirement obligations related to property, plant and equipment and intangible assets are recognised at the present value of expected future cash flows when the obligation to dismantle or restore the site arises. The increase in the related asset's carrying value is depreciated over its estimated useful life. The unwinding of the discount is included in finance charges and fair value movements. Asset retirement obligations are reviewed annually and changes in the liability are added to, or deducted from, the cost of the reflected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate, are accounted for as follows:

• changes in the liability are added to, or deducted from, the cost of the reflected asset. If the amount deducted exceed the carrying amount of the assets, the excess is recognised immediately in profit and loss.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Impairment of non-current assets

The Group regularly reviews its assets, other than financial instruments, and cash-generating units for any indication of impairment. When indicators, including changes in technology, market, economic, legal and operating environments occur and could result in changes of the asset's or cash-generating unit's estimated recoverable amount, an impairment test is performed.

The recoverable amount of assets or cash-generating units is measured using the higher of the fair value less costs to sell and its value in use, which is the present value of projected cash flows covering the remaining useful lives of the assets. Impairment losses are recognised when the asset's carrying value exceeds its estimated recoverable amount. Where applicable, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Previously recognised impairment losses, other than goodwill, are reviewed annually for any indication that it may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. Such impairment losses are reversed through the income statement if the recoverable amount has increased as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. Impairment on goodwill is not reversed.

Repairs and maintenance

The Group expenses all costs associated with repairs and maintenance, unless it is probable that such costs would result in increased future economic benefits flowing to the Group, and the costs can be reliably measured.

Borrowing costs

Financing costs directly associated with the acquisition or construction of assets that require more than three months to complete and place in service are capitalised at interest rates relating to loans specifically raised for that purpose, or at the weighted average borrowing rate where the general pool of Group borrowings was utilised. Other borrowing costs are expensed as incurred.

Deferred revenue and expenses

Activation revenue and costs are recognised in accordance with the principles contained in Emerging Issues Task Force Issue No 00-21, Revenue Arrangements with Multiple Deliverables ('EITF 00-21'), issued in the United States. This results in activation revenue and costs up to the amount of the deferred revenue being deferred and recognised systematically over the expected duration of the customer relationship because it is considered to be part of the customers' ongoing rights to telecommunication services and the operator's continuing involvement. The excess of the costs over revenues is expensed immediately.

**Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007**

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Inventories

Installation material, maintenance and network equipment inventories are stated at the lower of cost, determined on a weighted average basis, or estimated net realisable value. Merchandise inventories are stated at the lower of cost, determined on a first-in first-out ('FIFO') basis, or estimated net realisable value. Write-down of inventories arises when, for example, goods are damaged or when net realisable value is lower than carrying value.

Financial instruments

Recognition and initial measurement

All financial instruments are initially recognised at fair value, plus, in the case of financial assets and liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue. Financial instruments are recognised when the Group becomes a party to their contractual arrangements. All regular way transactions are accounted for on settlement date. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

Subsequent to initial recognition, the Group classifies financial assets as 'at fair value through profit or loss', 'held-to-maturity investments', 'loans and receivables', or 'available-for-sale'. The measurement of each is set out below.

The fair value of financial assets and liabilities that are actively traded in financial markets is determined by reference to quoted market prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques such as discounted cash flow analysis.

Financial assets at fair value through profit or loss

The Group classifies financial assets that are held for trading in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the future. Derivatives not designated as hedges are also classified as held for trading. On remeasurement to fair value the gains or losses on held for trading financial assets are recognised in net finance charges and fair value movements for the year.

Held-to-maturity assets

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity dates as held-to-maturity when the Group has the positive intention and ability to hold to maturity. These assets are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method. This calculation includes all fees paid or received between parties to the contract. For investments carried at amortised cost, gains and losses are recognised in net profit or loss when the investments are sold or impaired.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative assets that are designated as available-for-sale, or are not classified in any of the three preceding categories. Equity instruments are all treated as available-for-sale financial instruments. After initial recognition, available-for-sale financial assets are measured at fair value, with gains and losses being recognised as a separate component of equity.

Financial liabilities

Subsequent to initial recognition, the Group measures all financial liabilities, except financial guarantee contracts and financial liabilities held at fair value through profit or loss, including trade and other payables, at amortised cost using the effective interest method. Such liabilities, including derivative liabilities, are measured at fair value, with gains and losses arising on the change in fair value recognised in net finance charges and fair value movements for the year. Financial liabilities are classified as held for trading if they are acquired for the purpose of settling in the near term.

Financial guarantee contracts

Financial guarantee contracts are recognised initially at fair value and subsequently at the higher of the amount determined in accordance with IAS37 Provisions, Contingent Liabilities and Contingent Assets or the amount initially recognised less, when appropriate, cumulative amortisation, recognised in accordance with IAS18 Revenue.

Listed investments

Listed investments classified as 'available for sale', are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date.

Trade and other receivables

Trade and other receivables are classified as 'loans and receivables'. Short-term trade receivables are subsequently measured at the original invoice amount where the effect of discounting is not material. Long-term trade receivables are subsequently measured at amortised cost.

Bills of exchange and promissory notes

Bills of exchange and promissory notes classified as held to maturity are measured at amortised cost using the effective interest method. Those that do not have a fixed maturity are measured at cost. Bills of exchange held as trading instruments are classified as at fair value through profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call and term deposits with an initial maturity of less than three months.

For the purpose of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents defined above, net of credit facilities utilised.

Derivative financial instruments

All derivative financial instruments are measured at fair value subsequent to initial recognition with gains and losses taken to finance charges and fair value movements. The estimated fair values of derivatives are determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Derivative financial instruments (continued)

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap contracts are determined as the present value of the net future interest cash flows. The fair value of currency swaps is determined with reference to the present value of expected future cash flows. The Group's derivative transactions, while providing effective economic hedges under the risk management policies, do not qualify for hedge accounting under the specific rules of IAS39.

Repurchase agreements

Securities sold under repurchase agreements are not derecognised. These transactions are treated as collateralised arrangements and classified as non-trading financial liabilities and carried at amortised cost.

Securities purchased under repurchase agreements are not recognised. These transactions are treated as collateralised lending arrangements and classified as loans and receivables. Loans are recorded at amortised cost.

All associated finance charges are taken to the income statement.

Capital and money market transactions

New bonds and commercial paper bills issued are subsequently measured at amortised cost using the effective interest method.

Bonds issued where Telkom is a buyer and seller of last resort are carried at fair value. The Group does not actively trade in bonds.

Derecognition

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the Group's contractual rights expire, financial assets are transferred or financial liabilities are extinguished.

On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the settlement date is included in finance charges and fair value movements for the year. For available-for-sale assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and recognised in finance charges and fair value movements for the year.

Bonds and commercial paper bills are derecognised when the obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in finance charges and fair value movements.

Impairment of financial assets

At each balance sheet date an assessment is made of whether there are any indicators of impairment of a financial asset or a group of financial assets based on observable data about one or more loss events that occurred after the initial recognition of the asset or the group of assets. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognised for the difference between the recoverable amount and the carrying amount. The recoverable amount of financial assets carried at amortised cost is calculated as the present value of expected future cash flows discounted at the original effective interest rate of the asset.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Impairment of financial assets (continued)

If, in a subsequent period, the amount of the impairment loss for financial assets decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed except for those financial assets classified as available-for-sale and carried at cost that are not reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement. Reversals of impairment losses on debt instruments classified as available-for-sale are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised.

Foreign currencies

Each entity within the Group determines its functional currency. The Group's presentation currency is the South African Rand ('ZAR').

Transactions denominated in foreign currencies are measured at the rate of exchange at transaction date. Monetary items denominated in foreign currencies are remeasured at the rate of exchange at settlement date or balance sheet date whichever occurs first. Exchange differences on the settlement or translation of monetary assets and liabilities are included in finance charges and fair value movements in the period in which they arise.

The annual financial statements of foreign operations are translated into South African Rand, the Group's presentation currency, for incorporation into the consolidated annual financial statements. Assets and liabilities are translated at the foreign exchange rates ruling at the balance sheet date. Income, expenditure and cash flow items are measured at the actual foreign exchange rate or average foreign exchange rates for the period. All resulting unrealised exchange differences are classified as equity. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in the consolidated income statement as part of the gain or loss on disposal.

All gains and losses on the translation of equity loans to foreign operations that are intended to be permanent whether they are denominated in one of the entities functional currencies or in a third currency, are recognised in equity.

Goodwill and intangible assets arising on the acquisition of a foreign operation are treated as assets of the foreign operation and translated at the foreign exchange rates ruling at balance sheet date.

All foreign exchange gains and losses on an investment in a foreign operation are now recognised in equity.

Treasury shares

Where the Group acquires, or in substance acquires, Telkom shares, such shares are measured at cost and disclosed as a reduction of equity. No gain or loss is recognised in profit and loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Such shares are not remeasured for changes in fair value.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Insurance contracts

Premiums written comprise the premiums on insurance contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are disclosed gross of commission to intermediaries and exclude Value Added Tax. Premiums written include adjustments to premiums written in prior accounting periods. Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance business assumed. The net earned portion of premiums received is recognised as revenue. Premiums are earned from the date of attachment of risk, over the indemnity period, based on the pattern of risks underwritten. Outward reinsurance premiums are recognised as an expense in accordance with the pattern of indemnity received.

The provision for unearned premiums comprises the proportion of premiums written which is estimated to be earned in subsequent financial years, computed separately for each insurance contract using a time proportionate basis or another suitable basis for uneven risk contracts.

Claims incurred consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims. Claims outstanding comprise provisions for the Group's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date whether reported or not, and an appropriate risk margin.

A reserve in equity is made for the full amount of the contingency reserve as required by the regulatory authorities in South Africa. Transfers to and from this reserve are treated as appropriations of retained income.

Leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

Where the Group enters into a service agreement as a supplier or a customer that depends on the use of a specific asset, and conveys the right to control the use of the specific asset, the arrangement is assessed to determine whether it contains a lease. Once it has been concluded that an arrangement contains a lease, it is assessed against the criteria in IAS17 to determine if the arrangement should be recognised as a finance lease or operating lease.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification unless it is impracticable to do so.

Initial direct costs incurred in negotiating and securing finance lease arrangements are recognised as an expense when the profit on sale is recognised.

Lessee

Operating lease payments are recognised in the income statement on a straight-line basis over the lease term.

Assets acquired in terms of finance leases are capitalised at the lower of fair value or the present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease finance costs are amortised in the income statement over the lease term using the effective interest rate method. Where a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the term of the lease.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Leases (continued)

Lessor

Operating lease revenue is recognised in the income statement on a straight-line basis over the lease term.

Where the Group is the lessor, assets held under a finance lease are recognised in the balance sheet and presented as a receivable at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Employee benefits

Post-employment benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees. These plans are funded by the employees and the Group, taking into account recommendations of the independent actuaries. The post-retirement telephone rebate liability is unfunded.

Defined contribution plans

The Group's funding of the defined contribution plans is charged to employee expenses in the same year as the related service is provided.

Defined benefit plans

The Group provides defined benefit plans for pension, retirement, post-retirement medical aid benefits and telephone rebates to qualifying employees. The Group's net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered.

The amount recognised in the balance sheet represents the present value of the defined benefit obligations, calculated by using the projected unit credit method, as adjusted for unrecognised actuarial gains and losses, unrecognised past service costs and reduced by the fair value of the related plan assets. The amount of any surplus recognised and reflected as deferred expenses is limited to unrecognised actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus (i.e. no economic benefit is available), no asset is recognised. No gain is recognised solely as a result of an actuarial loss or past service cost in the current period and no loss is recognised solely as a result of an actuarial gain or past service cost in the current period.

Actuarial gains and losses are recognised as employee expenses when the cumulative unrecognised gains and losses for each individual plan exceed 10% of the greater of the present value of the Group's obligation and the fair value of plan assets. These gains or losses are amortised on a straight-line basis over ten years for all the defined benefit plans, except gains and losses related to the pensioners in the Telkom Retirement Fund, or unless the standard requires faster recognition. For the Telkom Retirement Fund pensioners, the cumulative unrecognised actuarial gains and losses in excess of the 10% corridor at the beginning of the year are recognised immediately.

Past service costs are recognised immediately to the extent that the benefits are vested, otherwise they are recognised on a straight-line basis over the average period the benefits become vested.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Employee benefits (continued)

Leave benefits

Annual leave is provided for over the period that the leave accrues and is subject to a cap of 22 days.

Workforce reduction

Workforce reduction expenses are payable when employment is terminated before the normal retirement age or when an employee accepts voluntary redundancy in exchange for benefits. Workforce reduction benefits are recognised when the entity is demonstrably committed and it is probable that the expenses will be incurred. In the case of an offer made to encourage voluntary redundancy, the measurement of termination benefits is based on the number of employees expected to accept the offer.

Deferred bonus incentives

Employees of the wholly owned subsidiaries of Vodacom, including executive directors, are eligible for compensation benefits in the form of a Deferred Bonus Incentive Scheme. The benefit is recorded at the present value of the expected future cash outflows.

Share-based compensation

The grants of equity instruments, made to employees in terms of the Telkom Conditional Share Plan, are classified as equity-settled share-based payment transactions. The expense relating to the services rendered by the employees, and the corresponding increase in equity, is measured at the fair value of the equity instruments at their date of grant based on the market price at grant date, adjusted for the lack of entitlement to dividends during the vesting period. This compensation cost is recognised over the vesting period, based on the best available estimate at each balance sheet date of the number of equity instruments that are expected to vest.

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the year the employees render services, unless the Group uses the services of employees in the construction of an asset and the benefits received meet the recognition criteria of an asset, at which stage it is included as part of the related property, plant and equipment or intangible asset item.

Long-term incentive provision

The Vodacom Group provides long-term incentives to eligible employees payable on termination or retirement. The Group's liability is based on an actuarial valuation. Actuarial gains and losses are recognised as employee expenses.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

2. Significant accounting policies (continued)

Summary of significant accounting policies (continued)

Segmental reporting

The Group is managed in two business segments, which form the primary segment reporting basis: Fixed-line and Mobile. The Group's two segments operate mainly in South Africa, but also have businesses in certain other African countries. The basis of segment reporting is representative of the Group's internal reporting structure. The geographical location of the Group's customers has been identified as the secondary basis of segment reporting.

The Fixed-line business segment provides local telephony and data, domestic and international long-distance services as well as leased lines, data transmission, directory services and internet access.

The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.

Inter-segment sales are accounted for in the same way as sales to third parties at current market prices.

	2005 Rm	2006 Rm	2007 Rm
3. Revenue			
3.1 Total revenue	43,696	48,260	**52,157**
Operating revenue	43,160	47,625	**51,619**
Other income (excluding profit on disposal of property, plant and equipment and investments, refer to note 4)	186	238	**303**
Investment income (refer to note 6)	350	397	**235**
3.2 Operating revenue	43,160	47,625	**51,619**
Fixed-line	30,888	32,039	**32,540**
Mobile	12,272	15,586	**19,079**
Fixed-line	30,888	32,039	**32,540**
Subscriptions, connections and other usage	5,385	5,803	**6,286**
Traffic	17,723	17,534	**16,738**
Domestic (local and long distance)	9,286	8,886	**8,104**
Fixed-to-mobile	7,302	7,647	**7,646**
International (outgoing)	1,135	1,001	**988**
Interconnection	1,320	1,433	**1,418**
Data	5,484	6,223	**6,973**
Directories and other	976	1,046	**1,125**
4. Other income	280	480	**384**
Other income (included in Total revenue, refer to note 3)	186	238	**303**
Interest received from debtors	129	136	**190**
Sundry income	57	102	**113**
Profit on disposal of property, plant and equipment and intangible assets	30	79	**29**
Profit on disposal of investment and subsidiary	64	163	**52**

Sundry income includes rental received for the partial sub-letting of commercial properties (refer to note 38).

	2005 Rm	2006 Rm	2007 Rm
5. Operating expenses			
Operating expenses comprise:			
5.1 Employee expenses	8,111	7,489	**8,454**
Salaries and wages	5,573	5,566	**6,362**
Medical aid contributions	406	371	**385**
Retirement contributions	474	435	**496**
Post-retirement pension and retirement fund (refer to note 30)	12	(58)	**33**
Current service cost	3	4	**5**
Interest cost	320	364	**329**
Expected return on plan assets	(360)	(454)	**(508)**
Actuarial loss/(gain)	34	78	**(136)**
Settlement loss	–	–	**21**
Asset limitation	15	(50)	**322**
Post-retirement medical aid (refer to note 29 and 30)	182	361	**330**
Current service cost	27	48	**83**
Interest cost	249	249	**286**
Expected return on plan asset	–	–	**(188)**
Actuarial loss	–	63	**149**
Settlement loss	18	7	**–**
Curtailment gain	(112)	(6)	**–**
Telephone rebates (refer to note 29 and 30)	15	19	**104**
Current service cost	2	3	**4**
Interest cost	16	16	**19**
Past service cost	–	–	**76**
Actuarial loss	–	–	**5**
Curtailment gain	(3)	–	**–**
Share-based compensation expense (refer to note 30 and 22)	68	127	**141**
Other benefits	992	1,200	**1,275**
Workforce reduction expense	961	88	**24**
Employee expenses capitalised	(572)	(620)	**(696)**

Post-retirement pension and retirement fund

Settlement loss

The settlement loss in the current year relates to a settlement event that occurred in the Telkom Pension Fund whereby 106 members were transferred to the Telkom Retirement Fund. The portion of unrecognised cumulative actuarial gains and losses that relates to the settlement event has also been recognised in the current financial year.

5.   **Operating expenses** (continued)

Post-retirement medical aid and telephone rebates

Expected return on plan asset

During the current year the medical aid cell captive annuity policy qualified as a plan asset. The expected return on this asset is therefore determined from that date (refer to note 12).

Curtailment gain

The curtailment gain in 2005 resulted from a reduction in the number of participants covered by the post-retirement medical aid and telephone rebates.

Past service cost

The past service cost recognised in the current year relates to an increase in the telephone rebate amount provided to pensioners during the year. This has resulted in an increase in the Group's defined benefit obligation for telephone rebates. The past service cost for pensioners and active members aged over 55 years has been recognised immediately, as the increased benefit, which has already vested, relates to employee service provided in prior periods.

Other benefits

Other benefits include skills development, annual leave, performance incentive and service bonuses.

	2005 Rm	2006 Rm	2007 Rm
5.2 Payments to other operators	6,132	6,826	**7,590**
Payments to other network operators consist of expenses in respect of interconnection with other network operators.			
5.3 Selling, general and administrative expenses	8,824	10,273	**12,902**
Selling and administrative expenses	5,863	7,240	**9,248**
Maintenance	1,993	1,928	**2,286**
Marketing	740	899	**1,215**
Bad debts	228	206	**153**

Included in the current year's selling and administrative expenses is an amount of R510 million provided for the dispute with Telcordia as discussed in note 39.

Change in comparatives

Maintenance has increased by R334 million and selling and administrative expenses has decreased by R334 million in 2006 due to the reclassification of maintenance expenses.

	2005 Rm	2006 Rm	**2007** **Rm**
5. Operating expenses (continued)			
5.4 Services rendered	2,021	2,114	**2,291**
Facilities and property management	1,069	1,110	**1,142**
Consultancy services	159	182	**266**
Security and other	759	772	**821**
Auditors' remuneration	34	50	**62**
Audit services	31	38	**61**
Company auditors	19	28	**48**
Current year	19	26	**47**
Prior year underprovision	–	2	**1**
Other auditors – current year	12	10	**13**
Audit related services	3	9	**–**
Company auditors – current year	–	6	**–**
Other auditors	3	3	**–**
Other services	–	3	**1**

Audit related services in the prior years mainly included the services performed in preparing for compliance with the requirements of the Sarbanes-Oxley Act of the United States of America. Fees for audit services increased in the current year, as it includes the fees incurred for the Section 404 of the Sarbanes-Oxley Act audit of internal controls over financial reporting.

	2005 Rm	2006 Rm	**2007** **Rm**
5.5 Operating leases	803	850	**981**
Buildings	204	221	**284**
Transmission and data lines	16	42	**63**
Equipment	81	78	**80**
Vehicles	502	509	**554**
5.6 Depreciation, amortisation, impairment and write-offs . .	6,288	5,876	**5,315**
Depreciation of property, plant and equipment (refer to note 10) . .	5,442	5,154	**4,483**
Amortisation of intangible assets (refer to note 11)	502	560	**536**
Impairment of intangible assets (refer to note 11)	49	–	**–**
Impairment of property, plant and equipment (refer to note 10) . .	85	–	**12**
Reversal of impairment of property, plant and equipment (refer to note 10)	–	(26)	**–**
Write-offs of property, plant and equipment and intangible assets (refer to note 10 and 11)	210	188	**284**

In recognition of the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31, 2006.

5. Operating expenses (continued)

5.6 Depreciation, amortisation, impairment and write-offs (continued)

The assets affected were certain items included in Network equipment, Support equipment, Furniture and office equipment, Data processing equipment and software, Other equipment and Intangible assets. The revised estimated useful lives of these assets as set out below, resulted in a decrease of the current year depreciation and amortisation charges of R983 million.

	Previous life Years	Revised life Years
Property, plant and equipment		
Network equipment		
Cables	15 – 40	**20 – 40**
Switching equipment	5 – 15	**5 – 18**
Transmission equipment	5 – 15	**5 – 18**
Other	2 – 25	**2 – 20**
Support equipment	8 – 10	**8 – 13**
Furniture and office equipment	6 – 10	**4 – 15**
Data processing equipment and software	5 – 7	**5 – 10**
Other	2 – 10	**2 – 15**
Intangible assets		
Subscriber bases	3 – 5	**3 – 8**
Software	5 – 7	**5 – 10**

	2005 Rm	2006 Rm	2007 Rm
6. Investment income	350	397	**235**
Interest received	336	347	**232**
Dividends received from investments	14	50	**3**
7. Finance charges and fair value movements	1,694	1,223	**1,125**
Interest	1,686	1,346	**1,327**
Local debt	1,515	1,506	**1,488**
Foreign debt	281	9	**–**
Less: Finance costs capitalised	(110)	(169)	**(161)**
Foreign exchange gains and losses and fair value movement	8	(123)	**(202)**
Foreign exchange losses	111	47	**246**
Fair value adjustments on derivative instruments	(103)	(170)	**(448)**
Capitalisation rate	15.23%	13.91%	**14.77%**

Change in comparatives

Foreign exchange losses have decreased by R10 million in 2006 (2005: R1 million) due to the change in Group policy on net investment in a foreign operation (refer to note 2).

	2005 Rm	2006 Rm	2007 Rm
8. Taxation	3,082	4,523	**4,731**
South African normal company taxation	2,493	3,763	**3,528**
Current tax	2,497	3,754	**3,564**
(Overprovision)/underprovision for prior year	(4)	9	**(36)**
Deferred taxation	345	173	**516**
Temporary differences – normal company taxation	606	229	**584**
Temporary difference – Secondary Taxation on Companies ('STC') tax credits (raised)/utilised	(151)	51	**(69)**
Change in tax rate from 30% to 29%	(37)	–	**–**
(Overprovision)/underprovision for prior year	(73)	(107)	**1**
Secondary Taxation on Companies	238	585	**670**
Foreign taxation	6	2	**17**

The net deferred taxation expense results mainly from the extension of useful lives, offset slightly by an increase in the STC tax credits.

	%	%	%
Reconciliation of taxation rate			
Effective rate	31.1	32.7	**34.8**
South African normal rate of taxation	30.0	29.0	**29.0**
Adjusted for:	1.1	3.7	**5.8**
Change in tax rate from 30% to 29%	(0.4)	–	**–**
Exempt income	(1.0)	(1.3)	**(0.2)**
Disallowable expenditure	2.0	0.9	**1.2**
Tax losses not utilised	0.3	0.6	**–**
STC tax credits (raised)/utilised	(1.5)	0.4	**(0.3)**
STC tax charge	2.4	4.2	**4.9**
Capital gains tax	–	–	**0.8**
Net overprovision for prior year	(0.6)	(1.1)	**(0.5)**
Utilisation of assessed loss	(0.1)	–	**(0.1)**

The Group operates in several African countries, and accordingly is subject to, and pays annual income taxes under the tax regimes of those countries. The Group has historically filed, and continues to file, all required income tax returns. Management believes that the principles applied in determining the Group's tax obligations are consistent with the principles and interpretations of the relevant countries' tax laws. The tax rules and regulations in these countries are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects such tax laws to further develop through changes in the countries' existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.

Where required, provisions have been made or adjusted for anticipated obligations related to various ongoing investigations by tax authorities on indirect taxes. The provisions made include estimates of anticipated interest and penalties where appropriate. As of March 31, 2007, the Group has accrued for tax obligations in the amount of RNil, (2006: R199 million and 2005: R262 million). These amounts represent what management believes will be the probable outcome of such disputes for all tax years for which additional taxes can be assessed.

8. Taxation (continued)

To the extent management determines the estimated obligations should be revised, disputes are resolved in a manner that is favourable to the Group or the statute of limitations related to a dispute expires, these obligations will be adjusted accordingly at that time.

Change in comparatives

Taxation has increased by R3 million in 2006 (2005: RNil) due to the change in Group policy on net investment in a foreign operation (refer to note 2).

	2005 Rm	2006 Rm	**2007 Rm**
9. Earnings per share			
Basic earnings per share (cents)	1,246.9	1,746.1	**1,681.0**

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R8,646 million (2006: R9,189 million; 2005: R6,752 million) and 514,341,282 (2006: 526,271,093; 2005: 541,498,547) weighted average number of ordinary shares in issue.

Diluted earnings per share (cents)	1,244.5	1,736.6	**1,676.3**

The calculation of diluted earnings per share is based on earnings for the year of R8,646 million (2006: R9,189 million; 2005: R6,752 million) and 515,763,579 diluted weighted average number of ordinary shares (2006: 529,152,318; 2005: 542,537,579). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)*	1,279.2	1,728.6	**1,710.7**

The calculation of headline earnings per share is based on headline earnings of R8,799 million (2006: R9,097 million; 2005: R6,927 million) and 514,341,282 (2006: 526,271,093; 2005: 541,498,547) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)* . . .	1,276.8	1,719.2	**1,706.0**

The calculation of diluted headline earnings per share is based on headline earnings of R8,799 million (2006: R9,097 million; 2005: R6,927 million) and 515,763,579 (2006: 529,152,318; 2005: 542,537,579) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

	2005 Rm	2006 Rm	**2007 Rm**
9. Earnings per share (continued)			
Reconciliation of weighted average number of ordinary shares:			
Ordinary shares in issue	557,031,819	557,031,819	**544,944,899**
Weighted average number of shares bought back . .	–	(7,211,710)	**(7,442,253)**
Weighted average number of treasury shares	(15,533,272)	(23,536,579)	**(23,086,074)**
Weighted average number of shares prior to vesting .	–	(12,437)	**(75,290)**
Weighted average number of shares outstanding . .	541,498,547	526,271,093	**514,341,282**
Reconciliation between earnings and headline earnings:			
Earnings as reported	6,752	9,189	**8,646**
Adjustments:			
Profit on disposal of investments	(64)	(163)	**(52)**
Profit on disposal of property, plant and equipment and intangible assets	(30)	(79)	**(29)**
Impairment/(reversal of impairment) of property, plant, equipment and intangible assets	134	(26)	**12**
Write-offs of property, plant and equipment	210	188	**284**
Acquisition of subsidiary	–	(35)	**–**
Tax and minority interest effects	(75)	23	**(62)**
Headline earnings	6,927	9,097	**8,799**
Reconciliation of diluted weighted average number of ordinary shares:			
Ordinary shares in issue (refer to note 20)	541,498,547	526,271,093	**514,341,282**
Expected future vesting of shares	1,039,032	2,881,225	**1,422,297**
Weighted average number of shares outstanding . .	542,537,579	529,152,318	**515,763,579**
Dividend per share (cents)	110.0	900.0	**900.0**

The calculation of dividend per share is based on dividends of R4,678 million (2006: R4,801 million; 2005: R606 million) declared on June 2, 2006 and 519,711,236 (2006: 533,465,571; 2005: 551,509,083) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

* The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS and US GAAP. It has been calculated in accordance with the South African Institute of Chartered Accountants' circular issued in this regard.

9. Earnings per share (continued)

Change in comparatives

The amounts for basic, diluted, headline and diluted headline earnings per share for 2006 and 2005 have changed as a result of the change in accounting policy as discussed in note 2. The effect of the change on previously reported numbers is not material.

	Cost Rm	2005 Accumulated depreciation Rm	Carrying value Rm	Cost Rm	2006 Accumulated depreciation Rm	Carrying value Rm	Cost Rm	2007 Accumulated depreciation Rm	Carrying value Rm
10. Property, plant and equipment									
Freehold land and buildings	4,280	(1,615)	2,665	4,510	(1,811)	2,699	**4,594**	**(1,837)**	**2,757**
Leasehold buildings	869	(251)	618	940	(322)	618	**926**	**(362)**	**564**
Network equipment	58,318	(29,982)	28,336	59,418	(30,477)	28,941	**63,003**	**(31,820)**	**31,183**
Support equipment	3,790	(2,435)	1,355	3,740	(2,419)	1,321	**4,045**	**(2,436)**	**1,609**
Furniture and office equipment . . .	456	(301)	155	469	(335)	134	**536**	**(366)**	**170**
Data processing equipment and software	5,288	(3,253)	2,035	5,612	(3,530)	2,082	**5,836**	**(3,707)**	**2,129**
Under construction	1,084	–	1,084	1,320	–	1,320	**2,536**	**–**	**2,536**
Other	585	(385)	200	552	(393)	159	**860**	**(554)**	**306**
	74,670	(38,222)	36,448	76,561	(39,287)	37,274	**82,336**	**(41,082)**	**41,254**

A major portion of this capital expenditure relates to the expansion of existing networks and services. An extensive build program with focus on Next Generation Network technologies has resulted in an increase in property, plant and equipment additions which is expected to continue over the next few years.

Fully depreciated assets with a cost of R1,225 million (2006: R3,724 million; 2005: R1,382 million) were derecognised in the 2007 financial year. This has reduced both the cost price and accumulated depreciation of property, plant and equipment.

The carrying amounts of property, plant and equipment can be reconciled as follows:

	Carrying value at beginning of year Rm	Additions Rm	Business combinations Rm	Transfers Rm	Foreign currency translation Rm	Impairment, write-offs and reversals Rm	Disposals Rm	Depreciation Rm	Carrying value at end of year Rm
2007									
Freehold land and buildings	**2,699**	**209**	**–**	**–**	**2**	**17**	**(1)**	**(169)**	**2,757**
Leasehold buildings	**618**	**–**	**–**	**1**	**–**	**–**	**(14)**	**(41)**	**564**
Network equipment	**28,941**	**5,154**	**1**	**849**	**240**	**(199)**	**(270)**	**(3,533)**	**31,183**
Support equipment	**1,321**	**442**	**–**	**109**	**2**	**(15)**	**–**	**(250)**	**1,609**
Furniture and office equipment . . .	**134**	**51**	**3**	**8**	**1**	**–**	**–**	**(27)**	**170**
Data processing equipment and software	**2,082**	**466**	**12**	**(36)**	**8**	**(10)**	**(2)**	**(391)**	**2,129**
Under construction	**1,320**	**2,165**	**–**	**(912)**	**–**	**(37)**	**–**	**–**	**2,536**
Other	**159**	**161**	**–**	**58**	**4**	**(1)**	**(3)**	**(72)**	**306**
	37,274	**8,648**	**16**	**77**	**257**	**(245)**	**(290)**	**(4,483)**	**41,254**

10. Property, plant and equipment (continued)

	Carrying value at beginning of year Rm	Additions Rm	Business combinations Rm	Transfers Rm	Foreign currency translation Rm	Impairment, write-offs and reversals Rm	Disposals Rm	Depreciation Rm	Carrying value at end of year Rm
2006									
Freehold land and buildings	2,665	105	–	174	–	(22)	(21)	(202)	2,699
Leasehold buildings	618	75	–	(1)	–	–	–	(74)	618
Network equipment	28,336	2,622	–	2,228	(122)	(49)	(21)	(4,053)	28,941
Support equipment	1,355	130	–	106	(1)	(6)	(5)	(258)	1,321
Furniture and office equipment	155	19	–	4	–	–	–	(44)	134
Data processing equipment and software	2,035	381	1	153	(2)	(10)	(1)	(475)	2,082
Under construction	1,084	2,933	–	(2,622)	–	(75)	–	–	1,320
Other	200	45	–	(29)	(1)	–	(8)	(48)	159
	36,448	6,310	1	13	(126)	(162)	(56)	(5,154)	37,274
2005									
Freehold land and buildings	2,790	42	3	137	–	(16)	(7)	(284)	2,665
Leasehold buildings	648	–	–	–	–	–	–	(30)	618
Network equipment	29,134	1,742	207	1,584	29	(194)	(6)	(4,160)	28,336
Support equipment	1,421	95	22	109	1	(8)	–	(285)	1,355
Furniture and office equipment	190	10	2	2	–	(3)	–	(46)	155
Data processing equipment and software	2,207	379	59	(21)	2	(20)	(1)	(570)	2,035
Under construction	1,197	2,123	–	(2,187)	–	(49)	–	–	1,084
Other	169	73	7	28	–	(5)	(5)	(67)	200
	37,756	4,464	300	(348)	32	(295)	(19)	(5,442)	36,448

The average time taken to construct assets is 83.37 days.

Full details of land and buildings are available for inspection at the registered offices of the Group.

No temporary idle property, plant and equipment is included in the amounts disclosed above.

In March 2006 the Group started a process of determining whether an asset which incorporates both a tangible and an intangible element, should be recognised as tangible or intangible assets, based on management judgement and on facts available and the significance of each element to the total value of the asset. This ongoing process has resulted in further assets with a carrying value to the net amount of R77 million being reclassified from intangible assets to property, plant and equipment in the current year.

An amount of R240 million under property, plant and equipment disposals relates to the reclassification of Customer Premises Equipment. The disposals are as a result of the Group adopting IFRIC4 which requires assessment of whether an arrangement contains a lease. These leases are classified as a finance lease in terms of IAS17 since they transfer significant risks and rewards of ownership to the customer.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

11. Intangible assets

	2005 Cost Rm	2005 Accumulated amortisation Rm	2005 Carrying value Rm	2006 Cost Rm	2006 Accumulated amortisation Rm	2006 Carrying value Rm	2007 Cost Rm	2007 Accumulated amortisation Rm	2007 Carrying value Rm
Goodwill	269	–	269	305	–	305	673	–	673
Trademarks, copyrights and other	588	(389)	199	685	(472)	213	761	(521)	240
Licences	171	(107)	64	155	(95)	60	222	(116)	106
Software	4,674	(2,929)	1,745	5,607	(3,338)	2,269	6,720	(3,737)	2,983
Under construction	905	–	905	1,063	–	1,063	1,109	–	1,109
	6,607	(3,425)	3,182	7,815	(3,905)	3,910	9,485	(4,374)	5,111

The carrying amounts of intangible assets can be reconciled as follows:

	Carrying value at beginning of year Rm	Additions Rm	Business combinations Rm	Transfers Rm	Foreign currency translation Rm	Impairment and write-offs Rm	Disposals Rm	Amortisation Rm	Carrying value at end of year Rm
2007									
Goodwill	305	186	173	–	9	–	–	–	673
Trademarks, copyrights and other	213	8	69	–	–	–	–	(50)	240
Licences	60	47	1	–	8	–	–	(10)	106
Software	2,269	628	–	559	7	(4)	–	(476)	2,983
Under construction	1,063	729	–	(636)	–	(47)	–	–	1,109
	3,910	1,598	243	(77)	24	(51)	–	(536)	5,111
2006									
Goodwill	269	–	37	–	(1)	–	–	–	305
Trademarks, copyrights and other	199	2	91	2	–	–	–	(81)	213
Licences	64	1	–	–	(1)	–	–	(4)	60
Software	1,745	219	–	801	(2)	–	(19)	(475)	2,269
Under construction	905	974	–	(816)	–	–	–	–	1,063
	3,182	1,196	128	(13)	(4)	–	(19)	(560)	3,910
2005									
Goodwill	234	–	35	–	–	–	–	–	269
Trademarks, copyrights and other	239	–	68	–	–	–	–	(108)	199
Licences	91	–	26	–	5	(49)	–	(9)	64
Software	1,164	103	–	863	–	–	–	(385)	1,745
Under construction	136	1,284	–	(515)	–	–	–	–	905
	1,864	1,387	129	348	5	(49)	–	(502)	3,182

The carrying amounts of intangible assets pledged as security for liabilities at March 31, 2007 is R56 million, which consist of licenses with a carrying value of R6 million and other intangible assets of R50 million (refer to note 26).

Intangible assets that are material to the Group consist of Software, Trademarks and Copyrights and Licences, whose average remaining amortisation period is between 7 and 17 years.

In March 2006 the Group started a process of determining whether an asset which incorporates both a tangible and an intangible element, should be recognised as tangible or intangible assets, based on management judgement and on facts available and the significance of each element to the total value of the asset. This ongoing process has resulted in further assets with a carrying value to the net amount of R77 million being reclassified from intangible assets to property, plant and equipment in the current year.

Goodwill has been allocated for impairment testing purposes to six cash-generating units of which four are in South Africa, one in the Democratic Republic of the Congo and one in Tanzania.

11. Intangible assets (continued)

South Africa

The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone SP (Proprietary) Limited, Smartcom (Proprietary) Limited and Cointel VAS (Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These value in use calculations use cash flow projections based on financial budgets approved by management covering a ten year period and discount rates of between 12.5% and 13.7% in South African Rand terms.The terminal growth rate applicable is 4.5%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.

Democratic Republic of Congo

The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 17.2% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates of 7%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

Tanzania

The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Tanzania Limited. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 15% in US Dollar terms. The terminal growth rate applicable is 8.4%. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

11. Intangible assets (continued)

	2005 Rm	2006 Rm	2007 Rm
Impairment and write-offs of property, plant and equipment and intangible assets	344	162	**296**
a) Intangible assets			
Software assets under construction written-off	–	–	**51**
Licences impaired*	49	–	**–**
b) Property, plant and equipment	295	162	**245**
Assets under construction written-off			
(refer to note 10)	49	75	**37**
Data processing equipment and software			
(refer to note 10)	20	10	–
Assets relating to Vodacom Mozambique, S.A.R.L.*	12	–	–
Data processing equipment and software written-off	8	10	–
Network equipment (refer to note 10)	194	49	**199**
Assets relating to Vodacom Mozambique, S.A.R.L.*	71	–	**9**
Reversal of impairment *	–	(26)	**–**

   * Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS36 Impairment of Assets ('IAS36'). The recoverable amount of these assets has been determined based on the fair value of the assets less costs to sell at March 31, 2007. The fair value of the assets was obtained from a knowledgeable, willing party on an arm's length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss in 2006 related to an increase in the fair value of infrastructure assets.

	2005 Rm	2006 Rm	2007 Rm
Decommissioned and obsolete equipment written-off	123	75	**190**
Other			
Support equipment, data processing equipment and software and other assets written-off	32	28	**9**

	2005 Rm	2006 Rm	2007 Rm
12. Investments	2,277	2,894	**1,384**
Available for sale	–	–	**40**
Unlisted investments			
Rascom	–	–	–
0.69% (2006: 0.70%; 2005: 1.07%) interest in Regional African Satellite Communications Organisation, headquartered in Abidjan, Ivory Coast, at cost.			
Cost	1	1	**1**
Impairment	(1)	(1)	**(1)**

The fair value of this unlisted investment cannot be practicably determined. The directors' valuation is based on the Group's interest in the entity's net asset value converted at year-end exchange rates. The directors' valuation of the above unlisted investment is RNil (2006: RNil; 2005: RNil).

WBS Holdings (Proprietary) Limited	–	–	**40**
2,500 ordinary shares at R0.01 each			

The directors' valuation of this unlisted investment is not materially different from the carrying amount (refer to note 28).

Listed investments	8	–	**–**
SAGE Limited	8	–	**–**
9,090,909 ordinary shares of R0.01 each.			

The SAGE shares were classified as an available-for-sale investment in 2005. They were sold during the prior year at a loss of R1,85 million (Group share: R1 million) as a result of the delisting of SAGE.

Loans and receivables	80	89	**65**
Planetel Communications Limited	22	21	**25**

The loan with a nominal value of USD7 million (Group share: USD3,5 million) issued during the 2003 year, bears interest at LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period (refer to note 26).

	2005 Rm	2006 Rm	**2007 Rm**

12. Investments (continued)

Loans and receivables (continued)

Caspian Construction Company Limited	26	25	**29**

The loan with a nominal value of USD8 million (Group share: USD4 million) issued during the 2003 year, bears interest at LIBOR plus 5%. Caspian Construction Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period (refer to note 26).

Number Portability Company (Proprietary) Limited	–	–	**3**

The shareholder loan made to Number Portability Company (Proprietary) Limited ('NPC') for an amount of R6 million (Group share: R3 million) at March 2007, is subordinated and ranks behind the claims of all creditors of NPC for repayment until such time as the assets of NPC fairly valued exceed its liabilities and in such case, the loan shall cease to be sub-ordinated to the extent that the assets of NPC exceed its liabilities from time to time. The shareholder loan bears interest at the maximum rate of the prevailing South African prime rate of 10.5% or a lesser rate determined by a resolution passed by majority vote of the board at a duly constituted meeting of such board.

Sekha-Metsi Investment Consortium Limited	–	–	**8**

The loan was advanced to Sekha-Metsi Investment Consortium Limited and bears interest at South African overdraft interest rates plus a margin of 2%. Interest is payable monthly in arrears. The loan is repayable on demand when Sekha-Metsi Investment Consortium Limited is able to obtain a loan externally. Sekha-Metsi Investment Consortium Limited have pledged their shares in Sekha-Metsi Enterprises (Proprietary) Limited as security for the loan.

Tel.One (Pvt) Limited	32	32	**–**

The loan to Tel.One (Pvt) Limited is unsecured, interest-free and was repayable through traffic revenue from June 2004 over 5 years. R41 million traffic has been set off against the loan in the current financial year, hence settling the full amount of the loan in advance.

Other receivables	–	11	**–**

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

	2005 Rm	2006 Rm	**2007 Rm**
12. Investments (continued)			
Other investments			
G-Mobile Holdings Limited	–	–	**7**
The Group purchased a 10% equity stake in G-Mobile Holdings Limited and a 25.93% equity stake in Gogga Tracking Solutions (Proprietary) Limited. The investee companies also granted the Group an option to increase the investments (refer to note 28).			
Held-for-trading	2,258	2,874	**1,349**
Linked insurance policies – Coronation	765	1,182	**1,280**
Linked insurance policies – Investec	22	24	**–**
Ordinary shares – listed	667	1,059	**–**
Cash	559	229	**–**
Other money market investments	118	284	**69**
Government stock	68	44	**–**
Other unlisted investments	59	52	**–**
Less: Short-term investments	(69)	(69)	**(77)**
Tel.One (Pvt) Limited	(10)	(13)	**–**
Sekha-Metsi Investment Consortium Limited	–	–	**(8)**
Other money market investments	(51)	(56)	**(69)**
SAGE Limited	(8)	–	**–**

Included in held-for-trading investments is R1,279 million (2006: R2,819 million; 2005: R2,208 million) that will be used to fund the post-retirement medical aid liability. These investments are made through a cell captive, in which Telkom holds 100% of the preference shares of the cell captive, and represent the fair value of the underlying investments of the cell captive. The initial cost of the investment amounts to R535 million (2006: R1,891 million; 2005: R1,660 million). Telkom bears all the risks and rewards of the investment, as the returns/losses on the preference shares are dependant on the performance of the underlying investments made by the cell captive. On this basis Telkom as the preference shareholder, receives any residual gains or losses made by the captive. The ordinary shareholders of the cell captive do not bear any of the risks and rewards.

The cell captive has been consolidated in full.

The cell captive has an investment in a sinking fund and an annuity policy. During the current year an addendum to the cell captive annuity policy was signed, which resulted in the annuity policy qualifying as a plan asset.

This has resulted in a reduction in the investment of R1,961 million (refer to note 30).

	2005 Rm	2006 Rm	**2007 Rm**
13. Deferred revenue and Deferred expenses			
Deferred expenses	347	480	**557**
Long-term deferred expenses	133	254	**270**
Current portion of deferred expenses	214	226	**287**
The current portion of deferred expenses represents the deferral of connection costs.			
Deferred revenue	2,676	2,966	**3,004**
Long-term deferred revenue	959	991	**1,021**
Current portion of deferred revenue	1,717	1,975	**1,983**

Included in deferred revenue is profit on the sale and lease-back of certain Telkom buildings of R129 million (2006: R140 million; 2005: R151 million). A profit of R11 million per annum is recognised in income on a straight-line basis, over the period of the lease ending 2019 (refer to note 38).

14. Finance lease receivables

The Group provides voice and non-voice services to its customers, which make use of router and PABX equipment that is dedicated to specific customers.

In terms of IFRIC4 the Group has concluded that some of its voice and non-voice service arrangements with its customers contain a lease. The disclosed information relates to those arrangements which were assessed to be finance leases in terms of IAS17.

	Total Rm	< 1 year Rm	1 – 5 years Rm	> 5 years Rm
2007				
Minimum lease payments				
Lease payments receivables	**312**	**110**	**202**	**–**
Unearned finance income	**(66)**	**(22)**	**(44)**	**–**
Present value of minimum lease payments	**246**	**88**	**158**	**–**
Lease receivables	**246**	**88**	**158**	**–**

**Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007**

	2005 Rm	2006 Rm	2007 Rm
15. Deferred taxation	(435)	(587)	**(1,123)**
Opening balance	(118)	(435)	**(587)**
Income statement movements	(346)	(173)	**(516)**
Temporary differences	(456)	(280)	**(515)**
Overprovision/(underprovision) prior year	73	107	**(1)**
Change in tax rate from 30% to 29%	37	–	**–**
Business combinations	(19)	21	**(16)**
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	48	–	**–**
Foreign equity revaluation	–	–	**(4)**
The balance comprises:	(435)	(587)	**(1,123)**
Capital allowances	(2,512)	(2,682)	**(3,225)**
Provisions and other allowances	1,586	1,682	**1,719**
Tax losses	139	112	**13**
STC tax credits	352	301	**370**
Deferred tax balance is made up as follows:	(435)	(587)	**(1,123)**
Deferred tax assets	512	481	**593**
Deferred tax liabilities	(947)	(1,068)	**(1,716)**
Unutilised STC credits	2,801	2,393	**2,958**

    Under South African tax legislation, tax losses for companies continuing to do business do not expire. The unused taxation losses available to reduce the net deferred taxation liability is R1,134 million (2006: R876 million; 2005: R355 million) (Group share: R567 million; 2006: R438 million; 2005: R178 million). The full effect of this would be a R363 million (2006: R279 million; 2005: R109 million) (Group share: R182 million; 2006: R140 million; 2005: R55 million) reduction in the net deferred taxation liability.

    Secondary Taxation on Companies ('STC') is provided for at a rate of 12.5% on the amount by which dividends declared exceeds dividends received. The deferred tax asset is raised as it is considered probable that it will be utilised in the future. The asset will be released as a tax expense when dividends are declared.

    The deferred tax asset mainly represents STC credits on past dividends received that are available to be utilised against dividends declared and tax losses. It is considered probable, given Telkom's dividend policy, that these credits will be utilised prior to October 1, 2007, at which date it is expected that the proposed change to STC tax treatment as announced by the Minister of Finance, will be effected. The asset will be released as a tax expense when the dividends are declared.

    The deferred tax liability increased mainly due to the increase in the difference between the carrying value and tax base of assets, resulting from the change in the estimate of useful lives of assets.

Comparatives

    The comparatives of the capital allowances and the provision and other allowances were updated based on a misallocation found between these two categories in prior year calculations.

	2005 Rm	2006 Rm	2007 Rm
16. Inventories	658	814	**1,093**
Gross inventories	725	916	**1,275**
Write-down of inventories to net realisable value	(67)	(102)	**(182)**
Inventories consist of the following categories:	658	814	**1,093**
Installation material, maintenance material and network equipment .	313	487	**811**
Merchandise	345	327	**282**
Write-down of inventories to net realisable value	67	102	**182**
Opening balance	77	67	**102**
Charged to selling, general and administrative expenses	30	64	**154**
Inventories written-off	(40)	(29)	**(74)**

Inventory levels as at March 31, 2007 have increased due to the roll-out of the Next Generation Network and increased inventory levels required to improve customer service.

	2005 Rm	2006 Rm	2007 Rm
17. Trade and other receivables	5,820	6,399	**7,303**
Trade receivables	5,222	5,798	**6,557**
Gross trade receivables	5,507	6,088	**6,792**
Impairment of receivables	(285)	(290)	**(235)**
Prepayments and other receivables	598	601	**746**
Impairment of receivables	285	290	**235**
Opening balance	325	285	**290**
Charged to selling, general and administrative expenses	228	206	**153**
Business combination	3	–	–
Receivables written-off	(271)	(201)	**(208)**

	2005 Rm	2006 Rm	2007 Rm
18. Other financial assets and liabilities	5,074	275	**259**
Other financial assets consist of:			
Held-to-maturity			
Repurchase agreements	3,769	–	–
At fair value through profit or loss	1,305	275	**259**
Bills of exchange	77	107	**98**
Derivative instruments (refer to note 28)	1,228	168	**161**

	2005 Rm	2006 Rm	**2007 Rm**

18. Other financial assets and liabilities (continued)

Repurchase agreements

Telkom manages a portfolio of repurchase agreements in the South African capital and money markets, with a view to generating additional investment income on the favourable interest rates provided on these transactions. Interest received from the borrower is based on the current market related yield.

2007

There were no repurchase agreements held at March 31, 2007.

2006

There were no repurchase agreements held at March 31, 2006.

2005

Maturity period	Yield		
7 days	7.35%	3,769	

Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value. Collateral in the form of publicly traded bonds has been received in respect of the above transactions.

The terms and conditions of these transactions are governed by signed International Securities Market Association ('ISMA') agreements with all counter parties and the regulations of the Bond Exchange of South Africa ('BESA').

Bills of exchange

The fair value of bills of exchange has been derived at with reference to BESA quoted prices.

	2005 Rm	2006 Rm	**2007 Rm**
Other financial liabilities consist of:			
At fair value through profit or loss			
Derivative instruments	(313)	(235)	**(68)**
Other	–	–	**(36)**

	2005 Rm	2006 Rm	2007 Rm
19. Net cash and cash equivalents	2,301	4,255	**308**
Cash shown as current assets	3,210	4,948	**749**
Cash and bank balances	2,375	1,853	**649**
Short-term deposits	835	3,095	**100**
Credit facilities utilised	(909)	(693)	**(441)**
Undrawn borrowing facilities	4,750	9,519	**8,658**

The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.

Borrowing powers

To borrow money, Telkom's directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan.

The decrease in net cash and cash equivalents in the 2007 financial year is primarily due to the substantially higher taxation paid, the increase in cash outflows for additions to property, plant and equipment, as well as the cash outflows for the redemption of the TL06 local bond.

20. Share capital and premium

Authorised and issued share capital and share premium are made up as follows:

	2005 Rm	2006 Rm	2007 Rm
Authorised	10,000	10,000	**10,000**
999,999,998 ordinary shares of R10 each	10,000	10,000	**10,000**
1 Class A ordinary share of R10	–	–	**–**
1 Class B ordinary share of R10	–	–	**–**
Issued and fully paid	8,293	6,791	**5,329**
532,855,526 (2006: 544,944,897; 2005: 557,031,817) ordinary shares of R10 each	5,570	5,449	**5,329**
1 (2006: 1; 2005: 1) Class A ordinary share of R10	–	–	**–**
1 (2006: 1; 2005: 1) Class B ordinary share of R10	–	–	**–**
Share premium	2,723	1,342	**–**

	2005 Number of shares	2006 Number of shares	2007 Number of shares
20. Share capital and premium (continued)			
Issued and fully paid (continued)			
The following table illustrates the movement within the number of shares issued:			
Shares in issue at beginning of year	557,031,819	557,031,819	**544,944,899**
Shares bought back and cancelled*	–	(12,086,920)	**(12,089,371)**
Shares in issue at end of year	557,031,819	544,944,899	**532,855,528**

The class A and B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary, class A and class B shares are documented in the Articles of Association of Telkom.

The unissued shares are under the control of the Directors of Telkom until the next Annual General Meeting.

Share buy-back

During the year Telkom bought back 12,089,371 ordinary shares at a total consideration of R1,596 million. This reduced Share capital by R120 million, Share premium by R1,342 million and Retained earnings by R134 million.

During the year ended March 31, 2006, Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the Share capital by R121 million and Share premium by R1,381 million.

1,035,506 shares bought back are in the process of being cancelled from the issued share capital by the Registrar of Companies.

	2005 Rm	2006 Rm	2007 Rm
21. Treasury shares	(1,812)	(1,809)	**(1,774)**

At March 31, 2007, 12,237,016 (2006: 12,687,521; 2005: 12,717,190) and 10,849,058 (2006: 10,849,058; 2005: 10,849,058) ordinary shares in Telkom, with a fair value of R2,031 million (2006: R2,038 million; 2005: R1,366 million) and R1,801 million (2006: R1,743 million; 2005: R1,166 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan ('TCSP').

The reduction in the treasury shares is due to 450,505 shares (2006: 29,669 shares) that vested in terms of the TCSP during the current year. The fair value of these shares at the date of vesting was R63 million (2006: R4 million).

22. Share-based compensation reserve

This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan (refer to note 30).

The Telkom Board approved the third allocation of shares to employees as at September 15, 2006 with a grant date of November 2, 2006, the day that the employees and Telkom shared a common understanding of the terms and conditions of this grant. The total number of shares granted is 1,825,488.

The following table illustrates the movement within the Share-based compensation reserve:

	2005 Rm	2006 Rm	2007 Rm
Balance at beginning of year	–	68	151
Net increase in equity	68	83	106
Employee cost	68	120	141
Accelerated vesting of shares	–	(37)	–
Vesting and transfer of shares	–	–	(35)
Balance at end of year	68	151	257
23. Non-distributable reserves	360	1,128	1,413
Opening balance as restated	91	360	1,128
Movement during the year	269	768	285
Foreign currency translation reserve (net of tax of R4 million; 2006: RNil; 2005: RNil)	12	52	46
Fair value adjustment on investments	(22)	–	–
Life fund reserve (Cell Captive)	279	716	239
The balance comprises:	360	1,128	1,413
Foreign currency translation reserve	(156)	(104)	(58)
Cell Captive reserve	516	1,232	1,471

The Group has two consolidated cell captives, one used as an investment to fund Telkom's post-retirement medical aid liability and the other is for Vodacom's short-term insurance obligation in respect of handsets.

In terms of the Short-term Insurance Act, 1998, the Vodacom Group's cell captive partner, Nova Risk Partners Limited is required to recognise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act). This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.

The earnings from the cell captives are recognised in the income statement and then transferred to Non-distributable reserves.

Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

23. Non-distributable reserves (continued)

Change in comparatives

The Foreign currency translation reserve in 2006 decreased by R8 million (2005: R1 million) due to a change in Group policy on net investment in a foreign operation (refer to note 2).

	2005 Rm	2006 Rm	2007 Rm
24. Retained earnings	19,232	22,904	**26,499**
Opening balance as restated	13,482	19,232	**22,904**
Movement during year	5,750	3,672	**3,729**
Net profit for the year	6,752	9,189	**8,646**
Transfer to non-distributable reserves (refer to note 23)	(279)	(716)	**(239)**
Dividend declared (refer to note 35)	(606)	(4,801)	**(4,678)**
Change in shareholding in Vodacom Congo (RDC) s.p.r.l.	(117)	–	**–**
Shares bought back (refer to note 20)	–	–	**(134)**
The balance comprises:	19,232	22,904	**26,499**
Company	15,033	18,534	**21,906**
Joint venture	4,030	4,293	**4,762**
Subsidiaries	311	568	**786**
Eliminations	(142)	(491)	**(955)**

Change in comparatives

The Retained earnings for the year in 2006 increased by R8 million (2005: R1 million) due to a change in Group policy on net investment in a foreign operation (refer to note 2).

	2005 Rm	2006 Rm	2007 Rm
25. Minority interest	220	301	**284**
Opening balance	200	220	**301**
Movement during the year	20	81	**(17)**
Reconciliation:	220	301	**284**
Balance at beginning of year	200	220	**301**
Share of earnings	83	139	**203**
Acquisition of subsidiary and minorities	5	27	**(68)**
Foreign currency translation reserves	(1)	(7)	**14**
Dividend declared	(67)	(78)	**(166)**

	2005 Rm	2006 Rm	**2007** **Rm**
26. Interest-bearing debt			
Long-term interest-bearing debt	9,504	7,655	**4,338**
Total interest-bearing debt	14,003	11,123	**10,364**
Gross interest-bearing debt (refer to note 27)	16,914	13,686	**12,549**
Discount on debt instruments issued	(2,911)	(2,563)	**(2,185)**
Less: Current portion of interest-bearing debt .	(4,499)	(3,468)	**(6,026)**
Local debt	(264)	(2,642)	**(5,772)**
Locally registered Telkom debt instruments .	–	(2,211)	**(4,432)**
Commercial paper bills	(262)	(429)	**(1,339)**
Short-term interest-free loans	(2)	(2)	**(1)**
Foreign debt	(4,210)	(786)	**(193)**
Finance leases	(25)	(40)	**(61)**
Total interest-bearing debt is made up as follows:	14,003	11,123	**10,364**
(a) Local debt	7,790	8,938	**8,131**
Locally registered Telkom debt instruments . .	7,526	8,507	**6,786**
Name, maturity, rate p.a., nominal value			
TK01, 2008, 10%, R4,680 million (2006: R4,689 million; 2005: R4,658 million) . .	4,018	4,230	**4,432**
TL06, 2006, 10.5%, RNil (2006: R2,100 million; 2005: R1,500 million)	1,492	2,103	**–**
TL20, 2020, 6%, R2,500 million (2006: R2,500 million; 2005: R2,500 million) . .	1,186	1,214	**1,246**
PP02, 2010, 0%, R430 million (2006: R430 million; 2005: R430 million)	200	230	**264**
PP03, 2010, 0%, R1,350 million (2006: R1,350 million; 2005: R1,350 million) . .	630	730	**844**

Local bonds

The local Telkom bonds are unsecured, but a side letter to the subscription agreement (as amended) of the TL20 bond contains a number of restrictive financial covenants which, if not met, could result in the early redemption of the loan. The TL20, TL06, and PP02 local bonds limit Telkom's ability to create encumbrances on revenues or assets, and secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness.

Telkom is a buyer or seller of last resort in the Telkom bond TK01. To economically hedge the resultant exposure Telkom sells or buys government bonds which are included in Bills of exchange (refer to note 18). The objective of the hedging relationship is to eliminate price risk whereby value changes on the TK01 transactions are in total offset by value changes in the government bond.

	2005 Rm	2006 Rm	**2007 Rm**
26. Interest-bearing debt (continued)			
(a) Local debt (continued)			
Commercial paper bills	262	429	**1,339**

Rate p.a., nominal value
2007, 9.04% (2006: 7%; 2005: 14.06%),
R1,350 million (2006: R430 million; 2005: R263 million)

Number Portability Company (Proprietary) Limited	–	–	**3**

The Vodacom Group's share of the shareholders loan provided, amounted to R6 million at March 31, 2007 (Group share: R3 million). The shareholder loan is subordinated and bears interest at the maximum rate of the prevailing South African prime rate of 10.5%, or a lesser rate determined by the board of Number Portability Company (Proprietary) Limited.

Non-interest bearing loans

Sekha-Metsi Investment Consortium Limited .	–	–	**1**

The shareholder loan bears no interest and is repayable in 10 equal 6 monthly instalments commencing on September 30, 2006. Effective April 1, 2007 the repayment terms changed to 4 equal 6 monthly instalments. The loan was remeasured at amortised cost at a fixed effective interest rate of 13.7% during the current financial year. The gain on remeasurement is included in equity.

Vodacom Lesotho (Proprietary) Limited	2	2	**–**

The loan was previously uncollatoralised with no repayment terms.

Minority shareholder's loan of Smartcom (Proprietary) Limited	–	–	**2**

The minority shareholder's loan amounting to R3 million (Group share: R2 million) is unsecured, bears no interest and no repayment terms have been arranged.

	2005 Rm	2006 Rm	**2007** **Rm**
26. Interest-bearing debt (continued)			
(b) Foreign debt	5,004	913	**1,013**
Maturity, rate p.a., nominal value . . . . Euro: 2010 – 2025, 0.10% – 0.14% (2006: 0.10% – 6.81%; 2005: 0.10% – 7.13%), €11 million (2006: €11 million; 2005: €512 million)	4,135	85	**106**
Planetel Communications Limited	19	21	**27**
The shareholder loan of USD8 million (2006: USD8 million; 2005: USD8 million) (Group share: USD4 million; 2006: USD4 million; 2005: USD4 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002, and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan was remeasured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on remeasurement was included in equity.			
Caspian Construction Company Limited	23	25	**32**
The shareholder loan of USD10 million (2006: USD10 million; 2005: USD10 million) (Group share: USD5 million; 2006: USD5 million; 2005: USD5 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002, and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan was remeasured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on remeasurement was included in equity.			

	2005 Rm	2006 Rm	**2007 Rm**
26. Interest-bearing debt (continued)			
(b) Foreign debt (continued)			
Loan to Vodacom International Limited	564	557	**655**
The loan provided by Standard Bank Plc and RMB International (Dublin) Limited that amounts to USD180 million (2006: USD180 million; 2005: USD180 million) (Group share USD90 million; 2006: USD90 million; 2005: USD90 million) is collateralised by guarantees provided by the Vodacom Group. The loan originally repayable on July 19, 2006, was refinanced during the current period. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.			
Project finance funding for Vodacom Tanzania Limited	143	92	**47**

The drawn down portions of the project finance funding from external parties include the following:

(a) Netherlands Development Finance Company USD4 million (2006: USD8 million; 2005: USD10 million) (Group share: USD2 million; 2006: USD4 million; 2005: USD5 million)

(b) Deutsche Investitions – Und Entwicklungs-gesellschaft mbH €4 million (2006: €8 million; 2005: €10 million) (Group share: €2 million; 2006: €4 million; 2005: €5 million)

(c) Standard Corporate and Merchant Bank USD4 million (2006: USD8 million; 2005: USD12 million) (Group share: USD2 million; 2006: USD4 million; 2005: USD6 million)

(d) Barclays Bank (Local Syndicate Tanzania) TSHNil (2006: TSH5,704 million; 2005: TSH10,969 million) (Group share: TSHNil; 2006: TSH2,852 million; 2005: TSH5,485 million)

	2005 Rm	2006 Rm	**2007 Rm**
26. Interest-bearing debt (continued)			
(b) Foreign debt (continued)			
The funding is collateralised by a charge over 51% of the shares, the license and Vodacom Tanzania Limited's tangible assets and intangible assets. The loans bear interest based upon the foreign currency denomination of the project financing between 6% and 14.4% per annum and will be fully repaid by March 2008.			
Vodacom Congo (RDC) s.p.r.l.	4	19	**11**
Vodacom's share of the short-term facility amounts to USD3 million (2006: USD6 million; 2005: USD1 million) (Group share: USD2 million; 2006: USD3 million; 2005: USD0.5 million). USD1 million (Group share: USD0.5 million) of these facilities bears interest at 18% per annum with no fixed repayment terms. USD2 million (Group share: USD1 million) of these facilities is repayable on June 30, 2007 and bears interest at LIBOR plus 6% per annum.			
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	116	114	**135**
The preference shares of USD37 million (2006: USD37 million; 2005: USD37 million) (Group share: USD19 million; 2006: USD19 million; 2005: USD19 million) bear interest at a rate of 4% per annum. The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.			
(c) Finance leases	1,209	1,272	**1,220**
The finance leases are secured by buildings with a carrying value of R565 million (2006: R618 million; 2005: R618 million) and office equipment with a book value of R10 million (2006: R6 million; 2005: RNil) (refer to note 10). These amounts are repayable within periods ranging from 1 to 13 years. Interest rates vary between 11.3% and 37.7%.			

	2005 Rm	2006 Rm	2007 Rm

26. Interest-bearing debt (continued)

Included in long-term and short-term debt is:

| *Debt guaranteed by the South African Government* | 4,113 | 4,315 | **4,537** |

A major portion of the guaranteed debt relates to the TK01 debt instrument.

Telkom may issue or re-issue locally registered debt instruments in terms of the Post Office Amendment Act 85 of 1991. The borrowing powers of Telkom are set out as per note 19.

	2005 Total Rm	2006 Total Rm	2007 Foreign Rm	2007 Local Rm	2007 Total Rm
27. Repayment of gross interest-bearing debt					
2005/2006	4,499	–	**–**	**–**	**–**
2006/2007	2,162	3,471	**–**	**–**	**–**
2007/2008	4,755	4,649	**6,092**	**193**	**6,285**
2008/2009	97	112	**113**	**59**	**172**
2009/2010	92	50	**49**	**655**	**704**
2010/2011	1,874	1,884	**1,871**	**16**	**1,887**
2011/2012	–	–	**60**	**10**	**70**
Thereafter	3,435	3,520	**3,351**	**80**	**3,431**
	16,914	13,686	**11,536**	**1,013**	**12,549**

Commercial Paper Bills with a nominal value of R3,731 million were redeemed in the current financial year. These redemptions were mainly financed with cash flows from operations. Commercial Paper Bills with a nominal value of R4,651 million were issued in the current financial year. Of these R1,350 million were outstanding as at March 31, 2007. The Commercial Paper Bills range in maturities from 4 days to 2 months.

The medium-term loan to Vodacom International Limited that amounts to R1,312 million (Group share: R656 million) was refinanced during the current year. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.

The TL06 local bond with a nominal value of R2,100 million at March 31, 2006 was redeemed on October 31, 2006. The facility was repaid/refinanced with a mixture of operating cash flows and short-term Commercial Paper Bills.

The repayment/refinancing of R6,026 million current portion of interest-bearing debt will depend on the market circumstances at the time of repayment.

Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

28. Financial instruments and risk management

Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control for the Group. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors.

The Group holds or issues financial instruments to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments like trade receivables and payables arise directly from the Group's operations.

The Group finances its operations primarily by a mixture of issued share capital, retained earnings, long-term and short-term loans. The Group uses derivative financial instruments to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. The Group does not speculate in derivative instruments.

Interest rate risk management

Interest rate risk arises from the repricing of the Group's forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.

The Group's policy is to manage interest cost through the utilisation of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, and to hedge specific exposure in the interest rate repricing profile of the existing borrowings and anticipated peak additional borrowings, the Group makes use of interest rate derivatives as approved in terms of the Group policy limits. Fixed rate debt represents approximately 90.37% (2006: 92.04%; 2005: 91.55%) of the total debt, after taking the instruments listed below into consideration. The debt profile of mainly fixed rate debt has been maintained to limit the Group's exposure to interest rate increases given the size of the Group's debt portfolio.

	Floating rate Rm	Fixed rate <1 year Rm	Fixed rate 1 – 5 years Rm	Fixed rate >5 years Rm	Total Rm
Interest rate repricing profile for interest-bearing debt:					
2007					
Borrowings	**998**	**5,851**	**1,422**	**2,093**	**10,364**
Percentage of borrowings	**9.63%**	**56.46%**	**13.72%**	**20.19%**	**100.00%**
2006					
Borrowings	885	2,608	5,511	2,119	11,123
Percentage of borrowings	7.96%	23.44%	49.55%	19.05%	100.00%
2005					
Borrowings	1,184	4,084	5,778	2,957	14,003
Percentage of borrowings	8.45%	29.17%	41.26%	21.12%	100.00%

28. Financial instruments and risk management (continued)

Interest rate risk management (continued)

Borrowings do not include credit facilities utilised of R441 million (2006: R693 million; 2005: R909 million), which are floating rate debt.

The effective interest rate for the year was 14.77% (2006: 13.91%; 2005: 15.23%).
At March 31, 2007 the Group did not have a significant interest rate risk exposure on financial assets.

The table below summarises the interest rate swaps outstanding as at March 31:

	Average maturity	Currency	National amount m	Weighted average coupon rate
2007				
Interest rate swaps	**< 1 year**	**ZAR**	**1,000**	**14.67%**
Pay fixed	**1-5 years**	**ZAR**	**38**	**11.45%**
Receive fixed	**> 5 years**	**ZAR**	**61**	**11.44%**
2006				
Interest rate swaps	1-5 years	ZAR	1,000	14.67%
Pay fixed	1-5 years	ZAR	47	9.15%
Receive fixed	> 5 years	ZAR	62	9.43%
2005				
Interest rate swaps	1-5 years	ZAR	1,000	14.67%
Pay fixed	1-5 years	ZAR	52	9.73%
Receive fixed	> 5 years	ZAR	63	9.53%

Pay fixed

The floating rate is based on the three month JIBAR, and is settled quarterly in arrears.
The interest rate swaps are used to manage interest rate risk on debt instruments.

Pay floating and receive fixed

The Group swapped its fixed rate for a floating rate linked to the BA (Banker's Acceptance) rate plus a margin of between 2% and 2.25%.

Credit risk management

Other financial assets and liabilities

The risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. At the reporting date, there was no significant concentration of credit risk. The maximum exposure to the Group from counterparties is a net favourable position of R144 million (2006: R158 million; 2005: R1,083 million). No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. The Group limits its exposure to any counterparty and exposures are monitored daily. The Group expects that all counterparties will meet their obligations.

28. Financial instruments and risk management (continued)

Trade receivables

Credit limits are set on an individual entity basis. Management reduces the risk of irrecoverable debt by improving credit management through credit checks and levels. Trade receivables comprise a large widespread customer base, covering residential, business and corporate customer profiles. Credit checks are performed on all customers on application for new services, and on an ongoing basis where appropriate.

Liquidity risk management

The Group is exposed to liquidity risk as a result of uncertain trade receivable related cash flows as well as capital commitments of the Group. Liquidity risk is managed by Telkom's Corporate Finance division in accordance with policies and guidelines formulated by Telkom's Executive Committee. In terms of its borrowing requirements, the Group ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Group maintains a reasonable balance between the period over which the assets generate funds and the period the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements.

Available credit facilities not utilised at March 31, 2007 amounted to R8,658 million (2006: R9,519 million; 2005: R4,750 million) (refer to note 37).

Put and call options

In terms of various shareholders' agreements, put and call options exist for the acquisition of shares in the following companies:

Call options	*Period*
VM, S.A.R.L call option	Four years from August 23, 2003. Replaced with a new option for a period of 5 years after April 1, 2007.
The Somnium Family Trust	36 months following month of trigger event.
WBS Holdings (Proprietary) Limited	Until September 14, 2007, subject to fulfilment of conditions.
G-Mobile Holdings Limited	Irrevocable call option to subscribe for such number of further shares as specified in the agreement.

Put Options	
Smartphone SP (Proprietary) Limited	For as long as the service provider agreement is in place.
Smartcom (Proprietary) Limited	Either on termination by Smartphone of the agency agreement or if Vodacom Group reduce the standard service provider discount below stipulated percentages as per the put option agreement.
Congolese Wireless Network s.p.r.l.	Maximum 8 years after December 1, 2001. The option liability had a value of R249 million (2006: RNil; 2005: RNil) (Group share: R125 million; 2006: RNil; 2005: RNil) as at March 31, 2007.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

28. Financial instruments and risk management (continued)
Put and call options (continued)

Except as separately disclosed below, none of the above put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.

Foreign currency exchange rate risk management

In respect of South African operations, the Group manages its foreign currency exchange rate risk by hedging on a portfolio basis, all identifiable exposures via various financial instruments suitable to the Group's risk exposure.

Cross currency swaps and forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group's operations and liabilities. The Group also enters into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies (primarily United States Dollars and Euros). The purpose of the Group's foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.

The table below reflects the currency and interest rate exposure of liabilities. Foreign currency debt is translated at the year-end exchange rates:

	Fixed rate Rm	Floating rate Rm	Interest free Rm	Total Rm
Liabilities				
2007				
Currency				
ZAR	**9,348**	**444**	**14,793**	**24,585**
USD	**18**	**870**	**1,369**	**2,257**
Euro	**−**	**125**	**133**	**258**
Other	**−**	**−**	**38**	**38**
	9,366	**1,439**	**16,333**	**27,138**
2006				
Currency				
ZAR	10,209	693	15,843	26,745
USD	29	757	300	1,086
Euro	−	114	88	202
Other	−	14	31	45
	10,238	1,578	16,262	28,078
2005				
Currency				
ZAR	8,737	1,171	15,891	25,799
USD	41	754	236	1,031
Euro	4,041	137	173	4,351
Other	−	31	24	55
	12,819	2,093	16,324	31,236

28. Financial instruments and risk management (continued)

Foreign currency exchange rate risk management (continued)

Assets

There is no material foreign currency exposure for assets.

Forward exchange contracts

The following contracts relate to specific items on the balance sheet or foreign commitments not yet due. Foreign commitments not yet due consist of capital expenditure ordered but not yet received and future interest payments on loans denominated in foreign currency.

| | <1 year | | 1 – 5 years | | > 5 years | |
	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm
2007						
Buy foreign currency and sell ZAR						
USD	**181**	**1,329**	–	–	–	–
Pound Sterling	**19**	**261**	–	–	–	–
Euro	**196**	**1,899**	–	–	–	–
Swedish Krona	**43**	**46**	–	–	–	–
Japanese Yen	**23**	**2**	–	–	–	–
Swiss Franc	**–**	**1**	–	–	–	–
		3,538		–		–
Buy ZAR and sell foreign currency						
USD	**122**	**994**	–	–	–	–
Pound Sterling	**4**	**51**	–	–	–	–
Euro	**52**	**505**	–	–	–	–
Swedish Krona	**15**	**16**	–	–	–	–
Japanese Yen	**14**	**1**	–	–	–	–
		1,567		–		–
2006						
Buy foreign currency and sell ZAR						
USD	178	1,157	–	–	–	–
Pound Sterling	28	321	–	–	–	–
Euro	156	1,235	–	–	–	–
Swedish Krona	56	46	–	–	–	–
Japanese Yen	33	2	–	–	–	–
		2,761		–		–

28. Financial instruments and risk management (continued)

Foreign currency exchange rate risk management (continued)

Forward exchange contracts (continued)

| | <1 year | | 1 – 5 years | | > 5 years | |
	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm
Buy ZAR and sell foreign currency						
USD	103	679	25	275	–	–
Pound Sterling	5	56	–	–	–	–
Euro	41	309	–	–	–	–
Swedish Krona	28	22	–	–	–	–
Japanese Yen	26	1	–	–	–	–
		1,067		275		–
2005						
Buy foreign currency and sell ZAR						
USD	182	1,244	–	–	–	–
Pound Sterling	28	337	–	–	–	–
Euro	243	1,891	–	–	–	–
Swedish Krona	23	21	–	–	–	–
Japanese Yen	45	3	–	–	–	–
		3,496		–		–
Buy ZAR and sell foreign currency						
USD	118	800	34	364	–	–
Pound Sterling	5	57	–	–	–	–
Euro	77	604	–	–	–	–
Swedish Krona	20	19	–	–	–	–
Japanese Yen	21	1	–	–	–	–
		1,481		364		–
Buy Euro and sell USD currency						
USD	2	19	–	–	–	–

28. Financial instruments and risk management (continued)
Foreign currency exchange rate risk management (continued)
Currency swaps

There were no currency swaps in place at March 31, 2007 and March 31, 2006.

2005

	Average maturity	Receive	Average coupon	Pay	Average coupon
Receive fixed/pay fixed . .	<1 year	350m EUR	7.13%	2,177m ZAR	15.89%
Receive fixed/pay floating .	<1 year	100m EUR	7.13%	630m ZAR	JIBAR+2.30%

Fair value of financial instruments

Fair value of all financial instruments noted in the balance sheet approximates carrying value except as disclosed below.

The estimated net fair values as at March 31, 2007, have been determined using available market information and appropriate valuation methodologies as outlined below. This value is not necessarily indicative of the amounts that the Group could realise in the normal course of business.

	2005		2006		2007	
	Carrying amount Rm	Fair value Rm	Carrying amount Rm	Fair value Rm	**Carrying amount Rm**	**Fair value Rm**
Liabilities						
Total interest-bearing debt (refer to Note 26)	14,003	16,054	11,123	13,149	**10,364**	**11,754**

Derivatives are carried at fair value.

The fair value of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.

The fair values of the borrowings disclosed above are based on quoted prices or, where such prices are not available, the expected future payments discounted at market interest rates.

The fair values of derivatives are determined using quoted prices or, where such prices are not available, discounted cash flow analysis is used. These amounts reflect the approximate values of the net derivative position at the balance sheet date. The fair values of listed investments and the underlying investments held by the cell captive are based on quoted market prices.

	2005 R	2006 R	**2007 R**
Exchange rate table (closing rate)			
USD	6.226	6.180	**7.248**
Euro	8.080	7.482	**9.649**
Pound Sterling	11.743	10.737	**14.189**
Swedish Krona	0.883	0.793	**1.033**
Japanese Yen	0.058	0.052	**0.061**
Swiss Franc	5.215	4.732	**5.933**

	2005 Rm	2006 Rm	2007 Rm
29. Provisions	2,460	2,677	**1,443**
Employee related	3,772	4,232	**2,924**
Annual leave	337	356	**413**
Balance at beginning of year	401	337	**356**
Charged to employee expenses	74	88	**66**
Leave paid	(138)	(69)	**(9)**
Post-retirement medical aid (refer to note 30)	2,430	2,607	**1,139**
Balance at beginning of year	2,420	2,430	**2,607**
Interest cost	249	249	**286**
Current service cost	27	48	**83**
Expected return on plan asset	–	–	**(188)**
Actuarial loss	–	63	**149**
Curtailment gain	(112)	(8)	**–**
Settlement loss	18	7	**–**
Termination settlement	(13)	(29)	**–**
Plan asset – initial recognition	–	–	**(1,720)**
Benefits paid	(159)	(153)	**(78)**
Telephone rebates (refer to note 30)	179	198	**282**
Balance at beginning of year	164	179	**198**
Interest cost	16	16	**19**
Current service cost	2	3	**4**
Past service cost	–	–	**76**
Curtailment gain	(3)	–	**–**
Actuarial loss	–	–	**5**
Benefits paid	–	–	**(20)**
Bonus	826	1,071	**1,090**
Balance at beginning of year	685	826	**1,071**
Charged to employee expenses	732	965	**965**
Payment	(591)	(720)	**(946)**
Non-employee related	116	105	**614**
Supplier dispute (refer to note 39)	–	–	**527**
Balance at beginning of year	–	–	**–**
Charged to expenses	–	–	**527**
Warranty provision	14	16	**–**
Balance at beginning of year	17	14	**16**
Charged to expenses	6	20	**–**
Provision utilised	(9)	(18)	**(16)**
Other	102	89	**87**

	2005 Rm	2006 Rm	**2007 Rm**
29. Provisions (continued)			
Less: Current portion of provisions	(1,428)	(1,660)	**(2,095)**
Annual leave	(337)	(356)	**(402)**
Post-retirement medical aid	(171)	(159)	**(186)**
Telephone rebates	(16)	(17)	**(26)**
Bonus	(826)	(1,071)	**(911)**
Supplier dispute	–	–	**(527)**
Warranty provision	(14)	(16)	**–**
Other	(64)	(41)	**(43)**

Annual leave

In terms of Telkom's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 22 days with effect from July 31, 2007 (previously 25 days) which must be taken within an 18 month leave cycle. The leave cycle is reviewed annually and is in accordance with legislation.

Bonus

The Telkom bonus scheme consists of performance bonuses which are dependent on achievement of certain financial and non-financial targets. The bonus is payable bi-annually to all qualifying employees after Telkom's results have been made public.

Vodacom's bonus provision consists of a performance bonus based on the achievement of the predetermined financial targets payable to all levels of staff.

Deferred bonus incentive

Vodacom's deferred bonus incentive provision represents the present value of the expected future cash outflows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.

The value of the bonus entitlements are determined based upon the audited consolidated financial statements of the Vodacom Group. Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. The participating rights of employees vest at different stages and employees are entitled to cash in their entitlements within one year after the participating rights have vested. The provision is utilised when eligible employees receive the value of vested entitlements.

Supplier dispute

Telkom provided R527 million for its estimate of the probable liability as discussed in note 39. This consists of R510 million which is included in Selling and administration expenses and R17 million in Finance charges and fair value movements.

Warranty provision

The warranty provision in Vodacom covers manufacturing defects in the second year of warranty on handsets sold to customers. The estimate is based on claims notified and past experience. The suppliers of the various handsets will assume responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.

29. Provisions (continued)

Other

Included in other provisions is an amount provided for asset retirement obligations.

Other provisions also include provisions for advertising received from suppliers of handsets and various other smaller provisions.

30. Employee benefits

The Group provides benefits for all its permanent employees through the Telkom Pension Fund and the Telkom Retirement Fund and the Vodacom Group Pension Fund. Membership of one of the funds is compulsory. In addition, certain retired employees receive medical aid benefits and a telephone rebate. The liabilities for all of the benefits are actuarially determined in accordance with accounting requirements each year. In addition, statutory funding valuations for the retirement and pension funds are performed at intervals not exceeding three years.

At March 31, 2007, the Group employed 33 047 employees (2006: 31,458; 2005: 31,790).

Actuarial valuations were performed by qualified actuaries to determine the benefit obligation, plan asset and service costs for the pension and retirement funds for each of the financial periods presented.

The Telkom Pension Fund

The Telkom Pension Fund is a defined benefit fund that was created in terms of the Post Office Amendment Act 85 of 1991. All employees who were members of the Government Service Pension Fund and Temporary Employees Pension Fund were transferred to a newly established Telkom Pension Fund, as were the deficits that existed in the aforementioned State Funds. Legislation also made provision that Telkom would guarantee the financial obligations of the Telkom Pension Fund. The South African Government guaranteed the actuarially valued deficit of the Telkom Pension Fund as at September 30, 1991, plus interest as determined by the State Actuary. The deficit related to the transferred members was fully paid during 2004.

The latest actuarial valuation performed at March 31, 2007 indicates that the pension fund is in a surplus position of R54 million after unrecognised gains. The recognition of the surplus is limited due to the application of the asset limitation criteria in IAS19 (revised).

The last statutory valuation of the fund performed in March 2006, indicated that the fund is fully funded. The current contributions (plus an annual top-up lump sum if necessary) are based on that valuation. Management expects to complete the next statutory valuation in November 2007.

With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. During the financial year a settlement event occurred in the Telkom Pension Fund whereby 106 members were transferred to the Telkom Retirement Fund. The funded status of the Telkom Pension Fund is disclosed below:

	2005 Rm	2006 Rm	**2007 Rm**
30. Employee benefits (continued)			
The Telkom Pension Fund (continued)			
The net periodic pension costs includes the following components:			
Interest and service cost on projected benefit obligations	22	22	**22**
Expected return on plan assets	(22)	(24)	**(19)**
Recognised actuarial loss	5	78	**9**
Settlement losses	–	–	**21**
Net periodic pension expense recognised	5	76	**33**
Pension fund contributions	12	22	**8**
The status of the pension plan obligation is as follows:			
At beginning of year	190	186	**281**
Interest and service cost	22	22	**22**
Employee contributions	3	4	**2**
Benefits paid	–	(20)	**(2)**
Settlements	–	–	**(70)**
Actuarial (gain)/loss	(29)	89	**(28)**
Benefit obligation at end of year	186	281	**205**
Plan assets at fair value:			
At beginning of year	219	231	**243**
Expected return on plan assets	22	24	**19**
Benefits paid	14	6	**8**
Settlements	–	–	**(61)**
Actuarial (loss)/gain	(24)	(18)	**75**
Plan assets at end of year	231	243	**284**
Present value of funded obligation	186	281	**205**
Fair value of plan assets	(231)	(243)	**(284)**
Funded status	(45)	38	**(79)**
Unrecognised net actuarial (loss)/gain	(89)	(118)	**25**
Unrecognised/recognised net asset	(134)	(80)	**(54)**
Expected return on plan assets	22	24	**19**
Actuarial (loss)/return on plan assets	(24)	(18)	**75**
Actual (loss)/return on plan assets	(2)	6	**94**
Principal actuarial assumptions were as follows:			
Discount rate (%)	9.0	7.5	**7.5**
Yield on government bonds (%)	9.0	7.5	**7.5**
Long-term return on equities (%)	12.0	10.5	**10.5**
Long-term return on cash (%)	7.0	5.5	**5.5**
Expected return on plan assets (%)	10.0	9.5	**9.7**
Salary inflation rate (%)	6.0	6.0	**6.0**
Pension increase allowance (%)	3.6	2.9	**2.9**

	2005	2006	2007

30. Employee benefits (continued)

The Telkom Pension Fund (continued)

The overall long-term expected rate of return on assets is 9.7%. This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Telkom Pension Fund and expected long-term return of these assets, of which South African Equities and foreign investments are the largest contributors.

The assumed rates of mortality are determined by reference to the SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

	2005	2006	2007
Funding level per statutory actuarial valuation (%)	98.5	99.8	**100.0**
The number of employees registered under the Telkom Pension Fund .	295	255	**153**

The valuation results are sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions:

	Current assumption Rm	Decrease Rm	Increase Rm
Salary inflation rate	**6.0%**	**(1.0%)**	**1.0%**
Benefit obligation	**205**	**185**	**225**
Percentage change		**(9.8%)**	**9.8%**
Service cost and interest cost 2007/2008	**21**	**19**	**23**
Percentage change		**(9.5%)**	**9.5%**
Discount rate	**7.5%**	**(1.0%)**	**1.0%**
Benefit obligation	**205**	**225**	**185**
Percentage change		**9.8%**	**(9.8%)**
Service cost and interest cost 2007/2008	**21**	**23**	**19**
Percentage change		**9.5%**	**(9.5%)**

	2005	2006	2007
The fund portfolio consists of the following:			
Equities (%)	62	84	**74**
Bonds (%)	21	9	**5**
Cash (%)	17	7	**3**
Foreign Investments (%)*	–	–	**8**
Insurance policies (%)*	–	–	**2**
Offshore unit trusts (%)*	–	–	**8**

* Previously these funds were included in equities. In the current year a decision was made to improve disclosure and therefore the funds are disclosed separately.

The total expected contributions payable to the pension fund for the next financial year are R7 million.

Rm

30. Employee benefits (continued)

The Telkom Pension Fund (continued)

Expected future benefit payments are as follows:

2008	**8**
2009	**8**
2010	**8**
2011	**9**
2012	**9**
>5 years	**53**
Total	**95**

The Telkom Retirement Fund

The Telkom Retirement Fund was established on July 1, 1995 as a hybrid defined benefit and defined contribution plan. Existing employees were given the option to either remain in the Telkom Pension Fund or to be transferred to the Telkom Retirement Fund. All pensioners of the Telkom Pension Fund and employees who retired after July 1, 1995 were transferred to the Telkom Retirement Fund. At the same time the proportionate share of the deficit relating to the transferring employees and pensioners was transferred to the Telkom Retirement Fund. Upon transfer the Government ceased to guarantee the deficit in the Telkom Retirement Fund. Subsequent to July 1, 1995 further transfers of existing employees occurred.

The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. Telkom, as a guarantor, is contingently liable for any deficit in the Telkom Retirement Fund. Moreover, all of the assets in the Fund, including any potential excess belong to the participants of the scheme. Telkom is unable to benefit from the excess.

Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial valuation performed at March 31, 2007 indicates that the retirement fund is in a surplus funding position of R1,176 million after unrecognised losses.

The Telkom Retirement Fund is governed by the Pension Funds Act 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced. If therefore the present value of the funded obligation were to exceed the fair value of plan assets, Telkom would be required to fund the deficit.

The information presented below is intended only to comply with the disclosure requirements of IAS19 (revised) and not to suggest that Telkom has a potential asset with regards to this Fund.

	2005 Rm	2006 Rm	**2007 Rm**
30. Employee benefits (continued)			
The Telkom Retirement Fund (continued)			
The funded status of the Telkom Retirement Fund is disclosed below:			
The net periodic retirement costs include the following components:			
Interest and service cost on projected benefit obligations	301	346	**312**
Expected return on plan assets	(338)	(430)	**(489)**
Recognised actuarial loss/(gain)	29	–	**(145)**
Net periodic pension expense recognised	(8)	(84)	**(322)**
Retirement fund contributions (refer to note 5.1)	429	383	**439**
Benefit obligation:			
At beginning of year	3,162	4,020	**4,377**
Interest cost	301	346	**312**
Benefits paid	(329)	(377)	**(486)**
Liability for new pensioners	–	–	**44**
Actuarial loss	886	388	**2,334**
Benefit obligation at end of year	4,020	4,377	**6,581**
Plan assets at fair value:			
At beginning of year	3,540	4,477	**5,973**
Expected return on plan assets	338	431	**489**
Benefits paid	(329)	(377)	**(486)**
Asset backing new pensioners' liabilities	–	–	**44**
Actuarial gain	928	1,442	**1,641**
Plan assets at end of year	4,477	5,973	**7,661**
Present value of funded obligation	4,020	4,377	**6,581**
Fair value of plan assets	(4,477)	(5,973)	**(7,661)**
Funded status	(457)	(1,596)	**(1,080)**
Unrecognised net actuarial (loss)/gain	(312)	742	**(96)**
Unrecognised net asset	(769)	(854)	**(1,176)**
Expected return on plan assets	338	430	**489**
Actuarial return on plan assets	928	1,442	**1,641**
Actual return on plan assets	1,266	1,872	**2,130**

For the March 31, 2006 year end Telkom actuaries used the roll forward method, permitted under IAS19, to determine the present value of the benefit obligation and the fair value of the plan assets using the March 31, 2005 statutory valuation as a base applying the relevant assumptions determined by management to arrive at the present value of the benefit obligation, and the fair value of plan assets.

The increase in the benefit obligation was mainly driven by changes in the pension increase assumption rate from 2.87% per annum to 4.50% per annum during the year, as well as higher than expected actual pension increases and bonus payments in the current year.

The increase in the fair value of plan assets during the year mainly resulted from higher than expected returns on assets during the financial year.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

	2005 Rm	2006 Rm	2007 Rm
30. Employee benefits (continued)			
The Telkom Retirement Fund (continued)			
Included in the fair value of plan assets is:			
Office buildings occupied by Telkom	221	274	**371**
Telkom bonds	39	56	**21**
Telkom shares	187	287	**284**

The Telkom Retirement Fund invests its funds in South Africa and internationally. Sixteen fund managers invests in South Africa and five of these managers specialise in trades with bonds on behalf of the Retirement Fund. The international investment portfolio consists of global equity and hedged funds.

Principal actuarial assumptions were as follows:

	2005	2006	2007
Discount rate (%)	9.0	7.5	**7.5**
Yield on government bonds (%)	9.0	7.5	**7.5**
Long-term return on equities (%)	12.0	10.5	**10.5**
Long-term return on cash (%)	7.0	5.5	**5.5**
Expected return on plan assets (%)	10.0	8.5	**9.3**
Pension increase allowance (%)*	3.6	2.9	**4.5**

The overall long-term expected rate of return on assets is 9.3%. This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Retirement Fund and expected long-term return on these assets, of which South African equities, foreign investments and SA fixed interest bonds are the largest contributors.

* Pension increase allowance

The basis on which the pension increase allowance is determined has been reassessed in the current year to take into account the recent history of actual pension increases awarded to pensioners as a result of the strong financial position and performance of the Retirement Fund.

The assumed rates of mortality are determined by reference to the SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

	2005	2006	2007
Funding level per statutory actuarial valuation (%)	100	100	**100**
The number of pensioners registered under the Telkom Retirement Fund	14,087	14,323	**14,451**
The number of in-service employees registered under the Telkom Retirement Fund	28,677	25,320	**25,766**

30. Employee benefits (continued)

The Telkom Retirement Fund (continued)

The valuation results are sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions:

	Current assumption Rm	Decrease Rm	Increase Rm
Pension increase rate	**4.5%**	**(1.0%)**	**1.0%**
Benefit obligation	**6,581**	**5,871**	**7,359**
Percentage change		**(10.8%)**	**11.8%**
Discount rate	**7.5%**	**(1.0%)**	**1.0%**
Benefit obligation	**6,581**	**7,337**	**5,891**
Percentage change	**PA(90)**	**11.5%**	**(10.5%)**
Post-retirement mortality rate **ultimate-1**		**(10.0%)**	**10.0%**
Benefit obligation	**6,581**	**6,774**	**6,409**
Percentage change		**2.9%**	**(2.6%)**

	2005	2006	2007
The fund portfolio consists of the following:			
Equities (%)	57	72	**59**
Property (%)	5	4	**2**
Bonds (%)	21	21	**19**
Cash (%)	17	3	**7**
Foreign investments (%)*	–	–	**13**

* *Previously these funds were included in equities. In the current year a decision was made to improve disclosure and therefore the funds are disclosed separately.*

The total expected contributions payable to the Retirement Fund for the next financial year are R713 million.

	Rm
Expected future benefit payments are as follows:	
2008	**755**
2009	**799**
2010	**846**
2011	**896**
2012	**949**
>5 years	**5,655**
Total	**9,900**

30. Employee benefits (continued)

Vodacom Group Pension Fund

All eligible employees of the Vodacom Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of Vodacom are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. The Group's share of the current contributions to the Pension Fund amounted to R42 million (2006: R38 million; 2005: R35 million). The Group's share of the current contributions to the Provident Fund amounted to R6 million (2006: R6 million; 2005: R2 million). The Vodacom Group's employees totalled 6,249 (2006: 5,459; 2005: 4,993) at March 31, 2007. The South African funds are governed by the Pension Funds Act 24 of 1956.

Medical benefits

Telkom makes certain contributions to medical funds in respect of current and retired employees. The scheme is a defined benefit plan. The expense in respect of current employees' medical aid is disclosed in note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in note 29. Telkom has terminated future post-retirement medical benefits in respect of employees joining after July 1, 2000.

There are three major categories of members entitled to the post-retirement medical aid: pensioners who retired before 1994 ('Pre-94'); those who retired after 1994 ('Post-94'); and the in-service members. The Post-94 and the in-service members' liability is subject to a Rand cap, which increases annually with the average salary increase.

Eligible employees must be employed by Telkom until retirement age to qualify for the post-retirement medical aid benefit. The most recent actuarial valuation of the benefit was performed as at March 31, 2007.

30. Employee benefits (continued)

Medical benefits (continued)

Telkom has allocated certain investments to fund this liability as set out in note 12. During the current year an addendum to the cell captive annuity policy contract was signed, which resulted in the annuity policy qualifying as a plan asset in terms of IAS19, effective June 1, 2006. The effect of this is a reduction in investments to the value of R1,961 million and the liability is disclosed below:

	2005 Rm	2006 Rm	2007 Rm
Medical aid			
Benefit obligation:			
At beginning of year	2,378	3,079	**3,904**
Interest cost	249	249	**286**
Current service cost	27	48	**83**
Actuarial loss	692	712	**283**
Curtailment gain	(112)	–	**–**
Settlement loss/(gain)	18	(2)	**–**
Termination settlement	(14)	(29)	**–**
Benefits paid from plan assets	–	–	**(94)**
Contributions paid by Telkom	(159)	(153)	**(78)**
Benefit obligation at end of year	3,079	3,904	**4,384**
Plan assets at fair value:			
At beginning of year			**–**
Plan asset – initial recognition			**1,720**
Expected return on plan assets			**188**
Benefits paid from plan assets			**(94)**
Actuarial gain			**147**
Plan assets at end of year			**1,961**
Present value of funded obligation	3,079	3,904	**4,384**
Fair value of plan assets	–	–	**(1,961)**
Funded status	3,079	3,904	**2,423**
Unrecognised net actuarial loss	(649)	(1,297)	**(1,284)**
Liability as disclosed in the balance sheet (refer to note 29)	2,430	2,607	**1,139**
Expected return on plan assets			**188**
Actuarial return on plan assets			**147**
Actual return on plan assets			**335**

	2005	2006	2007

30. Employee benefits (continued)

Medical benefits (continued)

Principal actuarial assumptions were as follows:

	2005	2006	2007
Discount rate (%)	9.0	7.5	**7.5**
Expected return on plan assets (%)	–	–	**13.5**
Salary inflation rate (%)	6.0	6.0	**6.0**
Medical inflation rate (%)	7.0	6.5	**6.5**

The assumed rates of mortality are determined by reference to the SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

	2005	2006	2007
Actual retirement age	65	65	**65**
Average retirement age	60	60	**60**
Number of members	18,890	17,872	**17,119**
Number of pensioners	8,845	8,665	**8,494**

30. Employee benefits (continued)

Medical benefits (continued)

The valuation results are extremely sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions above:

	Current assumption Rm	Decrease Rm	Increase Rm
Medical cost inflation rate	**6.5%**	**(1.0%)**	**1.0%**
Benefit obligation	**4,366**	**3,969**	**5,126**
Percentage change		**(15.3%)**	**17.4%**
Service cost and interest cost 2007/2008	**405**	**355**	**465**
Percentage change		**(12.3%)**	**14.8%**
Discount rate	**7.5%**	**(1.0%)**	**1.0%**
Benefit obligation	**4,366**	**5,116**	**3,706**
Percentage change		**17.2%**	**(15.1%)**
Service cost and interest cost 2007/2008	**405**	**415**	**395**
Percentage change		**2.5%**	**(2.5%)**
Post-retirement mortality rate	**PA(90) ultimate-1**	**(10.0%)**	**10.0%**
Benefit obligation	**4,366**	**4,541**	**4,211**
Percentage change		**4.0%**	**(3.6%)**
Service cost and interest cost 2007/2008	**405**	**420**	**395**
Percentage change		**3.7%**	**(2.5%)**

The fund portfolio consists of the following:

	2005	2006	2007
Equities (%)			**59**
Bonds (%)			**3**
Cash and money markets investments (%)			**21**
Foreign investments (%)			**9**
Insurance policies (%)			**8**

Telephone rebates

Telkom provides telephone rebates to its pensioners. The most recent actuarial valuation was performed as at March 31, 2007. Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan. The rebate amount given to pensioners has been increased during the current year from R131.00 per month to R187.87 per month.

The status of the telephone rebate liability is disclosed below:

	Rm	Rm	**Rm**
Present value of unfunded obligation	177	251	**307**
Unrecognised net actuarial gain/(loss)	2	(53)	**(25)**
Liability as disclosed in the balance sheet (refer to note 29)	179	198	**282**

	2005	2006	2007

30. Employee benefits (continued)

Telephone rebates (continued)

Principal actuarial assumptions were as follows:

	2005	2006	2007
Discount rate (%)	9.0	7.5	**7.5**
Rebate inflation rate (%)	0.0	0.0	**0.0**
Actual retirement age	65	65	**65**
Average retirement age	60	60	**60**

The assumed rates of mortality are determined by reference to the SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

	2005	2006	2007
Number of members	18,834	19,164	**19,515**
Number of pensioners	10,571	11,148	**10,918**

The valuation results are sensitive to changes in the underlying assumptions. Changing the valuation assumptions has the following impact on the telephone rebate liabilities:

	Current assumption Rm	Decrease Rm	Increase Rm
Rebate inflation rate	**0.0%**		**1.0%**
Benefit obligation	**307**		**341**
Percentage change			**11.1%**
Discount rate	**7.5%**	**(1.0%)**	**1.0%**
Benefit obligation	**307**	**339**	**277**
Percentage change		**10.4%**	**(9.8%)**

Telkom Conditional Share Plan

Telkom's shareholders approved the Telkom Conditional Share Plan at the January 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at a RNil exercise price, at the end of the vesting period. The vesting period for the operational employees share award is 0% in year one, 33% in each of the 3 years thereafter, while the management share award vests fully after 3 years. Although the number of shares awarded to employees will be communicated at the grant date, the ultimate number of shares that vest may differ based on certain performance conditions being met.

The Telkom Board approved the third allocation of shares to employees as at September 15, 2006 with a grant date of November 2, 2006, the day that the employees and Telkom shared a common understanding of the terms and conditions of this grant. A total of 1,825,488 shares were granted. No consideration is payable on the shares issued to employees, but performance criteria will need to be met in order for the granted shares to vest.

	2005	2006	2007

30. Employee benefits (continued)

Telkom Conditional Share Plan (continued)

The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of the shares granted, commencing on the grant date.

The weighted average remaining vesting period for the shares outstanding as at March 31, 2007 is 1.75 years (2006: 1.75 years; 2005: 2.25 years)

The following table illustrates the movement of the maximum number of shares that will vest to employees for the August 2004 grant:

	2005	2006	2007
Outstanding at beginning of the year	–	2,943,124	2,414,207
Granted during the year	3,046,242	90	1,212
Forfeited during the year	(103,118)	(67,573)	(80,923)
Vested during the year	–	(17,341)	(450,505)
Settled during the year	–	(444,093)	–
Outstanding at end of the year	2,943,124	2,414,207	1,883,991

The following table illustrates the movement of the maximum number of shares that will vest to employees for the June 2005 grant:

	2005	2006	2007
Outstanding at beginning of the year	–	–	1,930,687
Granted during the year	–	2,024,465	1,005
Forfeited during the year	–	(62,354)	(67,651)
Vested during the year	–	(12,328)	–
Settled during the year	–	(19,096)	–
Outstanding at end of the year	–	1,930,687	1,864,041

The following table illustrates the movement of the maximum number of shares that will vest to employees for the November 2006 grant:

	2005	2006	2007
Outstanding at beginning of the year	–	–	–
Granted during the year	–	–	1,825,488
Forfeited during the year	–	–	(52,127)
Outstanding at end of the year	–	–	1,773,361

The fair value of the shares granted on August 8, 2004 has been calculated by an actuary using a market share price of R77.50 at grant date, and adjusted for a 2.6% dividend yield. The fair value of the shares granted on June 23, 2005 has been calculated by an actuary using a market share price of R111.00 at grant date, and adjusted for a 3.6% dividend yield. The fair value of the shares granted on November 2, 2006 has been calculated by an actuary using a market share price of R141.25 at grant date, and adjusted for a 3.5% dividend yield.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

	2005	2006	2007

30. Employee benefits (continued)
Telkom Conditional Share Plan (continued)

The principal assumptions used in calculating the expected number of shares that will vest are as follows:

	2005	2006	2007
Employee turnover (%)	5	5	**5**
Meeting specified performance criteria (%)	100	100	**100**

At March 31, 2007 the estimated total compensation expense to be recognised over the vesting period was R580 million (2006: R381 million; 2005: R192 million), of which R141 million (2006: R127 million; 2005: R68 million) was recognised in employee expenses for the year.

	Rm	Rm	Rm

Long-term incentive provision

The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees of the Vodacom Group receive the value of vested benefits.

The Group exposure is 50% of the following items:

	2005	2006	2007
Net liability at beginning of year	–	–	**122**
Interest cost	–	7	**10**
Current service cost	–	9	**18**
Past service and interest costs	–	76	**–**
Actuarial loss	–	47	**13**
Net cost	–	139	**163**
Total benefit payments	–	(17)	**(2)**
Net liability at end of year	–	122	**161**

	2003 Rm	2004 Rm	2005 Rm	2006 Rm	**2007 Rm**
30. Employee benefits (continued)					
The amounts for the current and previous four years are as follows:					
Telkom Pension Fund					
Defined benefit obligation	(162)	(190)	(186)	(281)	**(205)**
Plan assets	211	219	231	243	**284**
Surplus/(deficit)	49	29	45	(38)	**79**
Unrecognised actuarial loss/(gain)	50	100	89	118	**(25)**
Unrecognised/recognised net asset	99	129	134	80	**54**
Telkom Retirement Fund					
Defined benefit obligation	(2,679)	(3,162)	(4,020)	(4,377)	**(6,581)**
Plan assets	3,106	3,540	4,477	5,973	**7,661**
Surplus	427	378	457	1,596	**1,080**
Unrecognised actuarial gain/(loss)	190	382	312	(742)	**96**
Unrecognised net asset	617	760	769	854	**1,176**
Medical benefits					
Defined benefit obligation	(2,162)	(2,378)	(3,079)	(3,904)	**(4,384)**
Plan assets	–	–	–	–	**1,961**
Deficit	(2,162)	(2,378)	(3,079)	(3,904)	**(2,423)**
Unrecognised actuarial (gain)/loss	(127)	(42)	649	1,297	**1,284**
Liability recognised	(2,289)	(2,420)	(2,430)	(2,607)	**(1,139)**
Telephone rebates					
Defined benefit obligation	(162)	(164)	(177)	(251)	**(307)**
Unrecognised actuarial (gain)/loss	–	–	(2)	53	**25**
Liability recognised	(162)	(164)	(179)	(198)	**(282)**

	2005 Rm	2006 Rm	2007 Rm
31. Trade and other payables	6,782	6,103	**7,362**
Trade payables	4,233	4,371	**5,636**
Finance cost accrued	385	141	**22**
Accruals and other payables	2,164	1,591	**1,704**

Accruals and other payables mainly represent amounts payable for goods received, net of Value-added Tax obligations and licence fees.

	2005 Rm	2006 Rm	2007 Rm
32. Reconciliation of profit for the year to cash generated from operations	18,622	19,724	**20,520**
Profit for the year	6,834	9,321	**8,849**
Finance charges and fair value movements	1,695	1,233	**1,125**
Taxation	3,082	4,520	**4,731**
Investment income	(350)	(397)	**(235)**
Interest received from debtors	(127)	(136)	**(190)**
Non-cash items	6,329	6,206	**6,582**
Depreciation, amortisation, impairment and write-offs	6,288	5,876	**5,315**
Cost of equipment disposed when recognising finance leases	–	–	**240**
Increase in provisions	135	554	**1,107**
Profit on disposal of property, plant and equipment and intangible assets	(30)	(79)	**(29)**
Profit on disposal of investment and subsidiary	(64)	(163)	**(52)**
Loss on disposal of property, plant and equipment and intangible assets	–	18	**1**
Decrease/(increase) in working capital	1,159	(1,023)	**(342)**
Inventories	(127)	(198)	**(393)**
Accounts receivable	441	(667)	**(758)**
Accounts payable	845	(158)	**809**
33. Finance charges paid	(1,272)	(1,316)	**(1,115)**
Finance charges per income statement	(1,695)	(1,233)	**(1,125)**
Non-cash items	423	(83)	**10**
Movements in interest accruals	(84)	(276)	**(119)**
Net discount amortised	482	423	**409**
Fair value adjustment	(83)	(302)	**(338)**
Unrealised gain/(loss)	108	72	**58**

	2005 Rm	2006 Rm	2007 Rm
34. Taxation paid	(1,487)	(4,550)	**(5,690)**
Liability at beginning of year	(460)	(1,711)	**(1,549)**
Current taxation (excluding deferred taxation)	(2,500)	(3,795)	**(3,545)**
Business combinations	–	(8)	–
Secondary Taxation on Companies	(238)	(585)	**(670)**
Net taxation liability at end of year	1,711	1,549	**74**
35. Dividend paid	(629)	(4,884)	**(4,784)**
Dividend payable at beginning of year	(7)	(7)	**(4)**
Declared during the year: Dividend on ordinary shares: . . .	(606)	(4,801)	**(4,678)**
Final dividend for 2004: 110 cents	(606)		
Final dividend for 2005: 400 cents		(2,134)	
Special dividend for 2005: 500 cents		(2,667)	
Final dividend for 2006: 500 cents			**(2,599)**
Special dividend for 2006: 400 cents			**(2,079)**
Dividends paid to minorities	(23)	(80)	**(117)**
Dividend payable at end of year	7	4	**15**

36. Acquisition of subsidiaries, joint ventures and minority shareholders' interests

The following acquisitions were made:

By Telkom

Africa Online Limited

On February 23, 2007 Telkom acquired a 100% shareholding in Africa Online Limited from African Lakes Corporation for a total cost of R150 million.

Africa Online Limited is an internet service provider active in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. Africa Online Limited is incorporated in the Republic of Mauritius.

At this stage Telkom has not taken a decision to dispose of any operations as a result of the combination.

The process of calculating a fair value of the identified assets, liabilities and contingent liabilities will continue beyond the year end as it was impracticable to collect and analyse all the relevant information at the time of preparation of the consolidated annual financial statements.

The purchase consideration of Africa Online Limited is not considered to be material in the consolidated annual financial statements, and the affect of any post balance sheet transactions are not considered to materially alter the results reported.

The contribution to revenue and net profit from Africa Online Limited since acquisition and for the full year are not considered material.

	2005 Rm	2006 Rm	2007 Rm

36. Acquisition of subsidiaries, joint ventures and minority shareholders' interests (continued)

By Telkom (continued)

Africa Online Limited (continued)

The following intangible assets were identified and fair valued at year end:

Licences			1
Brand			42
. . . .			43

The goodwill recognised for year end was provisionally calculated as follows:

Net liabilities acquired (excluding fair value of intangible assets)			(26)
Fair value of intangible assets valued to date			43
Deferred tax raised on intangible assets			(12)
Goodwill			145
Purchase price			150

The purchase price allocation will be completed in the 2008 financial year. Goodwill has not been tested for impairment as the accounting is provisional, and has not been allocated to the various cash-generating units.

By the Group's 50% joint venture, Vodacom

Africell Cellular Services (Proprietary) Limited

Effective October 1, 2006 the Vodacom Group acquired the cellular business of Africell Cellular Services (Proprietary) Limited. The fair value of the assets and liabilities acquired were preliminarily determined as follows:

Fair value of net assets acquired			18
Property, plant and equipment			2
Intangible assets			23
Deferred taxation liability (including taxation effect on intangible assets)			(7)
Goodwill			22
Purchase price			40

The customer base was not previously recorded in the accounting records of Africell Cellular Services (Proprietary) Limited as it was an internally generated intangible asset.

	2005 Rm	2006 Rm	**2007 Rm**

36. Acquisition of subsidiaries, joint ventures and minority shareholders' interests (continued)

By the Group's 50% joint venture, Vodacom (continued)

Africell Cellular Services (Proprietary) Limited (continued)

The goodwill related to the acquisition represents future synergies and the ability to directly control Vodacom Group's customers in South Africa. It is impracticable to disclose the revenue and profit of the business that is included in the current year's results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For this reason it is also not practicable to determine the impact on revenue and profits of the Group for a full year.

InterConnect s.p.r.l.

Effective November 1, 2006 the Vodacom Group acquired the internet service provider business of InterConnect s.p.r.l. The fair values of the assets and liabilities acquired were preliminarily determined as follows:

Fair value of net assets acquired			**4**
Property, plant and equipment			**1**
Intangible assets			**5**
Deferred taxation liability			**(2)**
Goodwill			**6**
Purchase price			**10**

The initial purchase price of R21 million (US$3 million) (Group share: R10 million) excluding capitalised costs was paid on November 1, 2006.

Revenue amounting to R8 million (US$1 million) (Group share: R4 million) and net profit of R3 million (US$0.4 million) (Group share: R2 million) are included in the 2007 year results. It is impracticable to disclose the impact of the consolidated revenue and consolidated net profit for the full year.

The goodwill related to the acquisition represents future synergies and are allocated to the Democratic Republic of Congo cash-generating unit.

	2005 Rm	2006 Rm	**2007 Rm**

36. Acquisition of subsidiaries, joint ventures and minority shareholders' interests (continued)

By the Group's 50% joint venture, Vodacom (continued)

Smartphone SP (Proprietary) Limited and subsidiaries

On April 16, 2004, the Vodacom Group acquired a 85.75% interest in the equity of Smartcom (Proprietary) Limited through its then 51% owned subsidiary, Smartphone SP (Proprietary) Limited. The fair values of the assets and liabilities acquired were determined as follows:

Fair value of net assets acquired	36		
Purchase price	35		
Cash and cash equivalents	(31)		
Cash consideration	4		
Plus: Smartphone SP (Proprietary) Limited's share of the dividend paid by Smartcom (Proprietary) Limited . .	4		
	8		

The purchase price of R78 million (Group share: R39 million) including capitalised costs, excluding dividend from Smartcom (Proprietary) Limited, was paid during April 2004. The company declared a dividend to its shareholders from pre-acquisition reserves on August 18, 2004. The dividend was paid on August 31, 2004. The goodwill relating to the acquisition represents future synergies and the ability to directly control the Group's customers in South Africa.

Tiscali (Proprietary) Limited

On February 1, 2005, the Vodacom Group acquired the cellular business of Tiscali (Proprietary) Limited.

The fair value of the assets and liabilities acquired were determined as follows:	15		
Trademarks, copyrights and other	22		
Deferred taxation liability	(7)		
Goodwill	5		
Purchase price	20		

36. Acquisition of subsidiaries, joint ventures and minority shareholders' interests (continued)

By the Group's 50% joint venture, Vodacom (continued)

Tiscali (Proprietary) Limited (continued)

The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control customers in South Africa.

Cointel VAS (Proprietary) Limited

On August 1, 2005, the Vodacom Group acquired a 51% interest in the equity of Cointel VAS (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:

	2005 Rm	2006 Rm	**2007 Rm**
Fair value of net assets acquired		47	
Property, plant and equipment		1	
Intangible assets		90	
Trade and other receivables		4	
Cash and cash equivalents		42	
Deferred taxation liability		(18)	
Trade and other payables		(57)	
Taxation payable		(8)	
Provision		(1)	
Dividends payable		(6)	
Minority interest		(23)	
Goodwill		18	
Purchase price (including capitalised costs)		42	
Cash and cash equivalents		(42)	
Cash consideration		–	

The purchase price of R84 million (Group share: R42 million), excluding capitalised costs, was paid on August 23, 2005. Capitalised costs were paid throughout the period.

The goodwill related to the acquisition represents future synergies and are allocated to the mobile South African cash-generating unit.

	2005 Rm	2006 Rm	**2007** **Rm**

36. Acquisition of subsidiaries, joint ventures and minority shareholders' interests (continued)

By the Group's 50% joint venture, Vodacom (continued)

Smartphone SP (Proprietary) Limited and subsidiaries

On August 30, 2006, the Vodacom Group acquired a further 19% interest, in addition to the 51% interest already held, in the equity of Smartphone SP (Proprietary) Limited, which had a 85,75% shareholding in Smartcom (Proprietary) Limited at that time, 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 52% shareholding in Ithuba Smartcard (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.

Minority interest acquired			**11**
Goodwill			**157**
Purchase price			**168**

Smartcom (Proprietary) Limited

On September 13, 2006, the Vodacom Group increased its interest in Smartcom (Proprietary) Limited to 88% by acquiring an additional 2.25% interest through its 70% owned subsidiary, Smartphone SP (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.

Minority interest acquired (<R1 million)			**0**
Goodwill			**4**
Purchase price			**4**

Cointel V.A.S. (Proprietary) Limited

On October 4, 2006 the Vodacom Group increased its interest to 100% by acquiring 49% from the minority shareholders. The acquisition was accounted for using the parent entity extention method.

Minority interest			**28**
Goodwill			**45**
Purchase price			**73**

On October 9, 2006, Smartphone SP (Proprietary) Limited, acquired a 100% shareholding of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited for R300 million (Group share: R150 million).

**36. Acquisition of subsidiaries, joint ventures
and minority shareholders' interests** (continued)

By the Group's 50% joint venture, Vodacom (continued)

Cointel V.A.S. (Proprietary) Limited (continued)

As a result of the sale of Cointel V.A.S (Proprietary) Limited from Vodacom Group (Proprietary) Limited to Smartphone SP (Proprietary) Limited, R38.0 million (Group share: R19.0 million) goodwill was realised, which resulted in the realisation of R17.4 million profit (Group share: R8.7 million) on consolidation.

37. Undrawn borrowing facilities and guarantees

37.1 Rand denominated facilities and guarantees

Telkom has general banking facilities of R6,566 million with no amounts utilised at March 31, 2007. The facilities are unsecured. When drawn bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review.

The Group exposure is 50% of the following items:

Vodacom has Rand denominated credit facilities totalling R4,989 million with R816 million utilised at March 31, 2007. The facilities that are uncommitted can also be utilised for foreign loans to foreign entities are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group's final acceptance.

37. Undrawn borrowing facilities and guarantees

37.1 Rand denominational facilities and guarantees (continued)

Guarantor	Details	Beneficiary	2005 Rm	2006 Rm	2007 Rm
Vodacom (Proprietary) Limited	All guarantees individually less than R2 million	Various	3	3	**3**
Vodacom Service Provider Company (Proprietary) Limited	All guarantees individually less than R2 million	Various	3	3	**3**
Vodacom Service Provider Company (Proprietary) Limited	Guarantee in respect of receipt of independent intermediaries of premiums on behalf of short-term insurers and Lloyd's underwriters, and relating to short-term insurance business carried on in RSA. Terminates on May 31, 2007.	SA Insurance Association for benefit of insurers	18	21	**27**
Smartcom (Proprietary) Limited	Guarantees for salary bank account and debit orders.	Various	3	3	**3**
Cointel VAS (Proprietary) Limited	Guarantees for operating lease and debit orders.	Various	–	–	**1**
Vodacom (Proprietary) Limited	Letter of undertaking in respect of land.	Attorneys	–	–	**7**
			27	30	**44**

37. Undrawn borrowing facilities and guarantees (continued)

37.2 Foreign denominated facilities and guarantees

The Group exposure is 50% of the following items:

Vodacom Tanzania Limited has project funding facilities of USD13 million, which were fully utilised at March 31, 2007. Vodacom Congo (RDC) s.p.r.l. has various facilities of USD17 million of which USD5 million was fully utilised at March 31, 2007. Vodacom International Limited has a revolving term loan of USD180 million which was fully utilised at March 31, 2007. Vodacom Lesotho (Proprietary) Limited has overdraft facilities with various banks of M47 million of which MNil was utilised at March 31, 2007. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilised for bridging and short-term working capital needs.

Guarantor	Details	Beneficiary	Currency	2005 Rm	2006 Rm	2007 Rm
Nedbank on behalf of Vodacom (Proprietary) Limited	Unsecured standby letters of credit	Alcatel CIT	€Nil million (2006: €11 million; 2005: €41 million)	330	86	–
Vodacom Group (Proprietary)Limited	Guarantees issued for the obligation of Vodacom International Limited's term loan facility*#	Standard Bank Plc and RMB International (Dublin) Limited	USD180 million (2006: USD180 million; 2005: USD180 million)	1,129	1,114	**1,312**
Vodacom International Limited	Guarantees issued for the obligation of Vodacom Congo (RDC) s.p.r.l.*	Alcatel CIT	€Nil million (2006: €5 million; 2005: €15 million)	122	38	–
				1,581	1,238	**1,312**

* Foreign denominated guarantees amounting to R1,312 million (2006: R1,152 million; 2005: R1,190 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheet.

 # The Group is in compliance with the covenants attached to the term loan facility.

Companies within the Group have provided the following guarantees:

Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.

	2005 Rm	2006 Rm	2007 Rm
38. Commitments			
Capital commitments authorised	7,970	10,265	**11,167**
Fixed-line	5,029	6,519	**7,008**
Mobile	2,941	3,746	**4,159**
Commitments against authorised capital expenditure	825	842	**1,099**
Fixed-line	91	200	**508**
Mobile	734	642	**591**
Authorised capital expenditure not yet contracted	7,145	9,423	**10,068**
Fixed-line	4,938	6,319	**6,500**
Mobile	2,207	3,104	**3,568**

Capital commitments comprise of commitments for property, plant and equipment and software included in Intangible assets.

Management expects these commitments to be financed from internally generated cash and other borrowings.

	Total Rm	<1 year Rm	1 – 5 years Rm	>5 years Rm
Operating lease commitments and receivables				
2007				
Buildings	**1,465**	**289**	**771**	**405**
Rental receivable on buildings	**(269)**	**(91)**	**(174)**	**(4)**
Transmission and data lines	**262**	**68**	**159**	**35**
Vehicles	**573**	**568**	**5**	**–**
Equipment	**23**	**6**	**17**	**–**
Sport and marketing contracts	**441**	**164**	**275**	**2**
Customer premises equipment receivable	**(57)**	**(30)**	**(27)**	**–**
Total	**2,438**	**974**	**1,026**	**438**

Customer premises equipment receivable

The disclosed information relates to those arrangements which were assessed to be operating leases in terms of IAS17.

	Total Rm	<1 year Rm	1 – 5 years Rm	>5 years Rm
38. Commitments (continued)				
Operating lease commitments and receivables (continued)				
2006				
Buildings	890	240	640	10
Rental receivable on buildings	(180)	(56)	(122)	(2)
Transmission and data lines	131	28	102	1
Vehicles	996	498	498	–
Equipment	35	20	15	–
Sport and marketing contracts	567	149	418	–
Total	2,439	879	1,551	9
2005				
Buildings	1,174	206	788	180
Rental receivable on buildings	(149)	(35)	(94)	(20)
Transmission and data lines	163	32	129	2
Vehicles	347	347	–	–
Equipment	37	6	31	–
Sport and marketing contracts	313	146	167	–
Total	1,885	702	1,021	162

Operating leases

The Group leases certain buildings, vehicles and equipment. The majority of the lease terms negotiated for equipment-related premises are ten years with other leases signed for five and three years. The bulk of non-equipment related premises are for leases of three years to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.

The minimum lease payments under these agreements are subject to annual escalations, which range from 6% to 15%.

Penalties in terms of the lease agreements are only payable should Telkom vacate a premises and negotiate to terminate the lease agreement prior to the expiry date, in which case the settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note. Onerous leases for buildings, of which Telkom has no further use, no possibility of sub-lease and no option to cancel, are provided for in full and included in other provisions (refer to note 29).

The master lease agreement for vehicles is effective April 1, 2005 for a period of three years. In accordance with this agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the three year period except for the rentals at airport which are utilised in cases of subsistence and travel as well as vehicles which are not part of the agreement.

The agreement is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is, however, replaced by a new similar vehicle, the lease costs of the newest vehicle, will increase by the Consumer Price Index. All leased vehicles are, however, subject to any variance in the interest rate fluctuations and are adjusted as and when the adjustments are announced by the South African Reserve Bank. The leases of individual vehicles are renewed annually.

38. Commitments (continued)

Operating leases (continued)

The master lease agreements for office equipment are with two suppliers with initial periods of 36 months effective from November 25, 2005. In terms of these agreements the leases of individual equipment shall be valid for 36 months at a fixed fee for the entire period.

	Total Rm	<1 year Rm	1 – 5 years Rm	>5 years Rm
Finance lease commitments				
2007				
Minimum lease payments	**2,418**	**227**	**859**	**1,332**
Finance charges	**(1,198)**	**(166)**	**(540)**	**(492)**
Finance lease obligation	**1,220**	**61**	**319**	**840**
2006				
Minimum lease payments	2,644	217	908	1,519
Finance charges	(1,372)	(172)	(587)	(613)
Finance lease obligation	1,272	45	321	906
2005				
Minimum lease payments	2,730	172	1,021	1,537
Finance charges	(1,521)	(168)	(642)	(711)
Finance lease obligation	1,209	4	379	826

Finance leases

A major portion of the finance leases relates to the sale and lease-back of the Group's office buildings. The lease term negotiated for the buildings is for a period of 25 years ending 2019. The minimum lease payments are subject to an annual escalation of 10% p.a. Telkom has the right to sublet part of the buildings. In case of breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.

Finance charges accruing on one of the Group's building leases exceed the lease payments for the next three years. Minimum lease payments for the next five years do not result in any income accruing to the Group.

Other

The Group exposure is 50% of the following items:

Global Alliance fees

The Vodacom Group pays annual fees from February 18, 2005 for the services provided by Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounts to R250 million (2006: R175 million; 2005: R17 million).

Retention incentives

The Vodacom Group has committed a maximum of R652 million (2006: R456 million; 2005: R373 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

38. Commitments (continued)

Activation bonuses

The Vodacom Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately R8 million (2006: R9 million; 2005: R6 million).

Activation commissions

The Vodacom Group has a commitment to a maximum of R116 million (2006: R142 million; 2005: R23 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the financial statements.

39. Contingencies

	2005 Rm	2006 Rm	2007 Rm
Third parties	33	30	**28**
Fixed-line	30	27	**24**
Mobile	3	3	**4**
Guarantee of employee housing loans – fixed-line	122	55	**27**

Third parties

These amounts represent sundry disputes with suppliers that are not individually significant and that the Group does not intend to settle.

Guarantee of employee housing loans

Telkom guarantees a certain portion of employees' housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. There is no provision outstanding in respect of these contingencies. The maximum amount of the guarantee in the event of the default is as disclosed above.

The guarantees as at March 31, 2007 have reduced significantly due to negotiations with financial institutions to release certain guarantees older than 5 years.

Supplier dispute

Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.5% per year, which has subsequently increased to USD172 million, for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom brought an application in the High Court in South Africa to review and set aside the partial award. Judgement in Telkom's favour was handed down on November 27, 2003.

39. Contingencies (continued)

Supplier dispute (continued)

On July 29, 2004, Telcordia filed a further petition to enforce the arbitrator's partial award in the District Court of New Jersey, USA. On December 8, 2004 the court dismissed Telcordia's petition. Telcordia's subsequent appeal was dismissed by the 3rd Circuit Appeal Court with one exception – it reversed the issue of the dismissal of the previous courts' decision on the basis that the US courts did not have personal jurisdiction over Telkom. Telkom instructed its attorneys to pursue an appeal on this aspect only, to prevent Telcordia from bringing similar petitions in the future. However, the appeal was dismissed by the Appeal Court.

On November 22, 2006, under the auspices of the Supreme Court of Appeal, Bloemfontein, Telcordia successfully appealed the judgment in the High Court, which earlier set aside the decision of the arbitrators partial award. Subsequent to this Telkom filed an application to the Constitutional Court of South Africa for leave to appeal in respect of one of the issues dealt with in the judgment of the Supreme Court of Appeals, namely, the so-called 'Section 20' issue. This issue revolves around the proper relationship between the arbitrator and the courts of law in South Africa and how this relationship is to be understood in the light of the right of access to courts set out in Section 34 of the South African Constitution. The Supreme Court of Appeals, in its judgment, effectively failed to recognise Telkom's right of access to the courts for a stated case under Section 20 of the Arbitration Act. During the course of December 2006, Telkom filed its application in the Constitutional Court. Telkom's application was dismissed with costs.

The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. The quantum hearing is expected to take place in Johannesburg, South Africa during September 2007. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (IDRC). The first hearing was held in London on May 21, 2007 and was a 'directions hearing', in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing in September 2007.

The second hearing in London at the IDRC on 25 and 26 June 2007 dealt with the application by Telcordia for the striking out of part of Telkom's defence on the basis that Telkom had raised issues in its defence that had already been heard by the arbitrator prior to his partial award. This application was dismissed by the arbitrator. The arbitrator also made a ruling compelling Telcordia to provide certain particulars requested by Telkom with regards to the claims by Telcordia. In his ruling, the arbitrator also set out a list of issues for determination at the quantum hearing to be held during September 2007.

As Telkom now has a present obligation it has recognised USD70 million (R527 million) (2006 and 2005: RNil) for its estimate of probable liabilities.

Competition Commission

Independent Cellular Service Provider Association of South Africa ('ICSPA')

This is a complaint in terms of the Competition Act, which was brought in 2002. ICSPA alleged that Telkom had concluded Cellsaver contracts with large corporations, providing large discounts with the effect of discouraging the corporates from using the 'premicell' device installed by their members. They alleged various contraventions of the Act. Telkom provided the Competition Commission with certain information requested. Telkom also referred the Competition Commission to its High Court application in respect of utilisation of the 'premicell' device. The Competition Commission declined to refer the matter to the Competition Tribunal. The complainant itself then referred the matter to the Competition Tribunal on September 18, 2003 but has done nothing since, notwithstanding that Telkom filed its answering affidavit on November 28, 2003.

39. Contingencies (continued)

Competition Commission (continued)

Independent Cellular Service Provider Association of South Africa ('ICSPA') (continued)

A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.

The South African Value Added Network Services ('SAVA')

SAVA, an association of Value Added Network Services ('VANS') providers, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaint against Telkom was filed at the Competition Commission during May 2002. Telkom was notified by the Competition Commission of the complaint during June 2002. The actual complaint with all of its particulars was only made available to Telkom several months later. Certain of the complaints have been referred to the Competition Tribunal by the Competition Commission for adjudication. A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.

Telkom has brought an application in the High Court in respect of the Competition Tribunal's jurisdiction to adjudicate this matter. Only the Competition Commission has opposed the application. The Competition Commission has now filed the remainder of the record, including the confidential documents, and Telkom has filed a supplementary affidavit. The Competition Commission has filed its answering affidavit and Telkom will prepare a reply thereto shortly.

It appears that the Competition Commission is addressing the matter and some progress towards the finalisation of the matter can be expected within the next twelve months.

Omnilink

Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is thus currently being dealt with together with the SAVA matter.

A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.

Orion/Telkom (Standard Bank and Edcon): Competition Tribunal

In April 2003, Orion filed a complaint against Telkom, Standard Bank and Edcon at the Competition Commission concerning Telkom offering discounts on public switched telecommunication services to corporate customers. In terms of the rules of the Competition Commission, the Competition Commission, who acts as an investigator, has one year to investigate the complaint. Since Orion did not want to wait for the outcome of the investigation, they, simultaneously with the filing of the complaint, also filed an application against Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering Orion's corporate customers reduced rates i.e. the Cellsaver discount plan.

39. Contingencies (continued)

Competition Commission (continued)

Orion/Telkom (Standard Bank and Edcon): Competition Tribunal (continued)

A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.

The Competition Commission completed its investigation and decided that there was no prima facie evidence of any contravention of the Competition Act. Orion however referred the matter to the Competition Tribunal in terms of section 51 of the Competition Act (which allows for parties to refer matters to the Competition Tribunal themselves).

Telkom has not yet filed its answering affidavit in the main complaint before the Tribunal and it appears as if Orion is not actively pursuing this matter any further.

The Internet Service Providers Association ('ISPA')

ISPA, an Association of Internet Service Providers ('ISPs'), filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaint was served on the Competition Commission during December 2005 and provided to Telkom in the early part of 2006. A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender. The complaints deal with the cost of access to the South African Internet Exchange ('SAIX'), the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISP's and the alleged favourable installation timelines offered to TelkomInternet customers.

The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom has provided the records requested and no further activity has occurred since.

M-Web and Internet Solutions ('IS')

On June 29, 2005, M-Web and IS jointly lodged a complaint with the Competition Commission against Telkom and also requested interim relief at the Competition Tribunal. The complaint at the Competition Commission mainly deals with Telkom's pricing for ADSL retail products and the IP connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other ISP's, the architecture of the ADSL access route and the manner in which ISP's can only connect to the ESR via IP connect as well as alleged excessive pricing for bandwidth on the international undersea cable.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

39. Contingencies (continued)

Competition Commission (continued)

M-Web and Internet Solutions ('IS') (continued)

A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.

The application for interim relief at the Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of the current peering agreement, and demanded that Telkom treat the traffic generated by the ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrades the peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilisation.

Telkom filed its answering affidavit, and is awaiting IS/M-Web's replying affidavit. However, Telkom is exploring options to obviate the complaint. There have been certain commercial undertakings which have been received favourably, and Telkom has also reduced the prices of many of the ADSL services and products, which will result in the current issues becoming largely academic. The peering agreement with IS has also been finalised. To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.

Contingent Asset

Litigation is being instituted for the recovery of certain fees paid by the Vodacom Group. The information usually required by IAS37 Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.

Telkom has a contingent asset of R52 million relating to sundry disputes with third parties. No asset has been recognised for these as the realisation of the income is not virtually certain.

Negative working capital ratio

At each of the financial years ended March 31, 2007, March 31, 2006 and March 31, 2005 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

40. Directors' interest

DD Tabata, one of Telkom's board members is a director and shareholder of Vuwa Investments (Proprietary) Limited which acquired a 40% interest in SAIL Group Limited, with effect from October 1, 2006. SAIL Group Limited is a sports marketing company that does business with Telkom. Telkom paid R18,682,568 for the period October 1, 2006 to March 31, 2007 for these goods and services from the SAIL Group. The outstanding creditor's balance in Telkom at March 31, 2007 was R151,924. Vodacom paid R599,958,860 for goods and services from the SAIL Group. The outstanding creditors balance in Vodacom as at March 31, 2007 was R18,951,705. Vuwa Investments is a consortium member of Amandla Omoya, who has bid to acquire a 10% stake in Vodacom.

40. Directors' interest (continued)

SL Arnold, DD Tabata, M Mostert, KST Matthews and YR Tenza, five of Telkom's board members, are the Government's representatives on Telkom's Board of Directors. At March 31, 2007, the Government held 38.83% (2006: 37.99%; 2005: 37.17%) of Telkom's shares.

TD Mahloele is the Public Investment Corporation ('PIC') representative on Telkom's Board of Directors. As at March 31, 2007 the PIC held 15.27% (2006: 15.73%; 2005: 21.16%) of Telkom's shares directly.

Number of shares	Beneficial		Non-beneficial	
	Direct	Indirect	Direct	Indirect
Directors' shareholding				
2007				
Non-executive				
TF Mosololi	**455**	**–**	**–**	**–**
Total	**455**	**–**	**–**	**–**
2006				
Non-executive				
NE Mtshotshisa	–	–	–	88
TF Mosololi	455	–	–	–
Total	455	–	–	88
2005				
Executive				
SE Nxasana	367	802	–	267
Non-executive	455	–	–	88
NE Mtshotshisa	–	–	–	88
TF Mosololi	455	–	–	–
Total	822	802	–	355

The directors' shareholding did not change between the balance sheet date and the date of issue of the financial statements.

	2005 Rm	2006 Rm	**2007 Rm**
Directors' emoluments	35	15	**9**
Executive			
For other services	33	12	**7**
Non-executive			
For services as directors	2	3	**2**

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

40. Directors' interest (continued)

	Fees R	Remuneration R	Perform- ance bonus R	Fringe and and other benefits R	Management company R	Total R
2007						
Emoluments per director:						
Non-executive	**2,641,168**	**–**	**–**	**–**	**–**	**2,641,168**
NE Mtshotshisa	**463,050**	**–**	**–**	**–**	**–**	**463,050**
SL Arnold	**353,719**	**–**	**–**	**–**	**–**	**353,719**
TCP Chikane	**32,670**	**–**	**–**	**–**	**–**	**32,670**
B du Plessis	**213,367**	**–**	**–**	**–**	**–**	**213,367**
PSC Luthuli	**205,417**	**–**	**–**	**–**	**–**	**205,417**
TD Mahloele	**166,667**	**–**	**–**	**–**	**–**	**166,667**
KST Matthews	**109,643**	**–**	**–**	**–**	**–**	**109,643**
TF Mosololi	**214,417**	**–**	**–**	**–**	**–**	**214,417**
M Mostert	**232,417**	**–**	**–**	**–**	**–**	**232,417**
DD Tabata	**175,367**	**–**	**–**	**–**	**–**	**175,367**
YR Tenza	**321,767**	**–**	**–**	**–**	**–**	**321,767**
PL Zim	**152,667**	**–**	**–**	**–**	**–**	**152,667**
Executive	**–**	**2,272,785**	**–**	**1,653,202**	**–**	**3,925,987**
LRR Molotsane*	**–**	**2,272,785**	**–**	**1,653,202**	**–**	**3,925,987**
Total emoluments – paid by Telkom	**2,641,168**	**2,272,785**	**–**	**1,653,202**	**–**	**6,567,155**
2006						
Emoluments per director:						
Non-executive	2,969,158	–	–	–	–	2,969,158
NE Mtshotshisa	759,500	–	–	–	–	759,500
TCP Chikane	181,022	–	–	–	–	181,022
B du Plessis	254,391	–	–	–	–	254,391
PSC Luthuli	168,357	–	–	–	–	168,357
TD Mahloele	223,227	–	–	–	–	223,227
TF Mosololi	230,809	–	–	–	–	230,809
M Mostert	308,272	–	–	–	–	308,272
A Ngwezi	47,727	–	–	–	–	47,727
DD Tabata	323,022	–	–	–	–	323,022
YR Tenza	349,022	–	–	–	–	349,022
PL Zim	123,809	–	–	–	–	123,809
Executive	–	2,186,460	7,070,262	2,990,865	–	12,247,587
LRR Molotsane*	–	1,250,747	3,442,573	909,675	–	5,602,995
SE Nxasana	–	935,713	3,627,689	2,081,190	–	6,644,592
Total emoluments – paid by Telkom	2,969,158	2,186,460	7,070,262	2,990,865	–	15,216,745

40. Directors' interest (continued)

	Fees R	Remuneration R	Perform- ance bonus R	Fringe and and other benefits R	Management company R	Total R
2005						
Emoluments per director:						
Non-executive	1,528,037	–	–	–	–	1,528,037
NE Mtshotshisa	723,333	–	–	–	–	723,333
RP Menell	51,954	–	–	–	–	51,954
TA Sekano	51,954	–	–	–	–	51,954
TG Vilakazi	58,181	–	–	–	–	58,181
CL Valkin	90,500	–	–	–	–	90,500
MP Moyo+	62,454	–	–	–	–	62,454
Tan Sri Dato' Ir. Md. Radzi Mansor	35,053	–	–	–	–	35,053
TCP Chikane	50,045	–	–	–	–	50,045
B du Plessis	37,782	–	–	–	–	37,782
TD Mahloele	32,454	–	–	–	–	32,454
TF Mosololi	47,619	–	–	–	–	47,619
M Mostert	65,045	–	–	–	–	65,045
A Ngwezi	45,454	–	–	–	–	45,454
DD Tabata	56,545	–	–	–	–	56,545
YR Tenza	80,045	–	–	–	–	80,045
PL Zim	39,619	–	–	–	–	39,619
Executive	–	2,138,772	12,116,113	1,166,412	18,079,286	33,500,583
SE Nxasana						
In respect of 2005 financial year	–	2,138,772	3,666,384	1,166,412	–	6,971,568
In respect of 2004 financial year	–	–	8,449,729	–	–	8,449,729
SM McKenzie++	–	–	–	–	6,751,560	6,751,560
JB Gibson++ (alternate)	–	–	–	–	4,008,347	4,008,347
B Manning++ (alternate)	–	–	–	–	3,753,646	3,753,646
CK Tan+++	–	–	–	–	3,565,733	3,565,733
Total emoluments – paid by Telkom	1,528,037	2,138,772	12,116,113	1,166,412	18,079,286	35,028,620

* Included in fringe and other benefits is a pension contribution for LRR Molotsane of R295,462 (2006: R162,597; 2005: RNil), paid to the Telkom Retirement Fund. The performance bonus and share allocation for the 2007 year is in the process of being concluded and therefore these amounts have not been disclosed.
+ Paid to Old Mutual Life Assurance Company.
++ Paid to SBC Communications for services rendered by directors included in consultancy services – managerial fees.
+++ Paid to Telkom Malaysia for services rendered by directors included in consultancy services – managerial fees.

41. Segment information

Eliminations represent the inter-segmental transactions that have been eliminated against segment results. The mobile segment represents the Group's joint venture Vodacom.

	2005 Rm	2006 Rm	2007 Rm
Business segment			
Consolidated revenue	43,160	47,625	**51,619**
Fixed-line	31,457	32,749	**33,295**
To external customers	30,888	32,039	**32,540**
Intercompany	569	710	**755**
Mobile	13,657	17,021	**20,573**
To external customers	12,272	15,586	**19,079**
Intercompany	1,385	1,435	**1,494**
Elimination	(1,954)	(2,145)	**(2,249)**
Other income	280	480	**384**
Fixed-line	255	430	**342**
Elimination	(9)	–	**–**
Mobile	34	50	**42**
Operating expenses	32,179	33,428	**37,533**
Fixed-line	23,691	22,937	**24,597**
Elimination	(1,385)	(1,435)	**(1,494)**
Mobile	10,451	12,636	**15,185**
Elimination	(578)	(710)	**(755)**
Consolidated operating profit	11,261	14,677	**14,470**
Fixed-line	8,021	10,242	**9,040**
Elimination	807	725	**739**
Mobile	3,240	4,435	**5,430**
Elimination	(807)	(725)	**(739)**
Consolidated investment income	350	397	**235**
Fixed-line	1,992	2,583	**2,899**
Elimination	(1,700)	(2,250)	**(2,700)**
Mobile	58	64	**36**
Consolidated finance charges and fair value movements	1,694	1,223	**1,125**
Fixed-line	1,647	839	**856**
Mobile	47	384	**269**
Consolidated taxation	3,082	4,523	**4,731**
Fixed-line	1,775	2,981	**2,813**
Mobile	1,307	1,542	**1,918**
Minority interests	83	139	**203**
Fixed-line	68	81	**94**
Mobile	15	58	**109**

	2005 Rm	2006 Rm	2007 Rm
41. Segment information (continued)			
Business segment (continued)			
Profit attributable to equity holders of Telkom	6,752	9,189	**8,646**
Fixed-line	6,523	8,924	**8,176**
Elimination	(893)	(1,525)	**(1,961)**
Mobile	1,929	2,515	**3,170**
Elimination	(807)	(725)	**(739)**
Consolidated assets	50,177	54,306	**57,426**
Fixed-line	40,206	43,748	**45,264**
Mobile	11,157	12,262	**14,026**
Elimination	(1,186)	(1,704)	**(1,864)**
Investments	2,346	2,963	**1,461**
Fixed-line	2,240	2,861	**1,280**
Mobile	106	102	**181**
Other financial assets	5,074	275	**259**
Fixed-line	5,039	256	**231**
Mobile	35	19	**28**
Total assets	57,597	57,544	**59,146**
Consolidated liabilities	15,209	15,171	**16,076**
Fixed-line	10,658	10,409	**10,399**
Mobile	5,737	6,466	**7,541**
Elimination	(1,186)	(1,704)	**(1,864)**
Interest-bearing debt	14,003	11,123	**10,364**
Fixed-line	12,703	9,889	**9,086**
Mobile	1,300	1,234	**1,278**
Other financial liabilities	313	235	**104**
Fixed-line	313	205	**70**
Mobile	–	30	**34**
Tax liabilities	1,711	1,549	**594**
Fixed-line	1,395	1,234	**38**
Mobile	316	315	**556**
Total liabilities	31,236	28,078	**27,138**
Other segment information			
Capital expenditure for property, plant and equipment	4,464	6,310	**8,648**
Fixed-line	2,820	3,960	**5,579**
Mobile	1,644	2,350	**3,069**

	2005 Rm	2006 Rm	2007 Rm
41. Segment information (continued)			
Other segment information (continued)			
Capital expenditure for intangible assets	1,387	1,196	**1,598**
Fixed-line	1,284	975	**1,059**
Mobile	103	221	**539**
Depreciation and amortisation	5,944	5,714	**5,019**
Fixed-line	4,522	4,216	**3,338**
Mobile	1,422	1,498	**1,681**
Impairment and asset write-offs	295	162	**296**
Fixed-line	210	188	**284**
Mobile	85	(26)	**12**
Intangible assets impairment – Mobile	49	–	**–**
Workforce reduction expense – Fixed-line	961	88	**24**
Geographical Segment			
Consolidated revenue	43,160	47,625	**51,619**
South Africa	42,027	46,154	**49,558**
Other African countries	1,135	1,487	**2,099**
Eliminations	(2)	(16)	**(38)**
Consolidated operating profit	11,261	14,677	**14,470**
South Africa	10,768	14,665	**14,366**
Other African countries	(88)	131	**294**
Eliminations	581	(119)	**(190)**
Consolidated assets	57,597	57,544	**59,146**
South Africa	56,544	56,479	**56,797**
Other African countries	1,926	2,015	**3,489**
Eliminations	(873)	(950)	**(1,140)**
Capital expenditure for property, plant and equipment and intangible assets*	5,851	7,506	**10,246**
South Africa	5,504	7,135	**9,459**
Other African countries	347	371	**787**

'South Africa', which is also the country of domicile for Telkom, comprises the segment information relating to Telkom and its South African subsidiaries as well as Vodacom's South African based mobile communications network, the segment information of its service providers.

Other African countries comprises Telkom's subsidiary Africa Online Limited as well as Vodacom's mobile communications network in Tanzania, Lesotho, the Democratic Republic of the Congo and Mozambique.

The Geographical Segment capital expenditure disclosure has been restated to include capital expenditure on intangible assets.

	2005 Rm	2006 Rm	2007 Rm

42. Related parties

Details of material transactions and balances with related parties not disclosed separately in the consolidated annual financial statements were as follows:

With joint venture:
Vodacom Group (Proprietary) Limited

Related party balances

Trade receivables	42	48	**61**
Trade payables	(250)	(256)	**(353)**

Related party transactions

Revenue	(569)	(710)	**(755)**
Expenses	1,385	1,435	**1,494**
Audit fees	3	3	**3**

Revenue includes interconnect fees and lease and installation of transmission lines.
Expenses mostly represent interconnect expenses.

With shareholders:
Government

Related party balances

Trade receivables*	232	247	**271**

Related party transactions

Revenue*	(2,149)	(2,304)	**(2,458)**

* The comparatives were restated to include trade receivables and revenue which were previously excluded.

With entities under common control:
Major public entities

Related party balances

Trade receivables*	47	39	**59**
Trade payables	(8)	(2)	**(6)**

* The comparatives were restated to include trade receivables which was previously excluded.

The outstanding balances are unsecured and will be settled in cash in the ordinary course of business.

Related party transactions

Revenue*	(494)	(370)	**(369)**
Expenses	201	172	**238**
Rent received	(15)	(17)	**(29)**
Rent paid	52	56	**27**

* The comparatives were restated to include revenue which was previously excluded.

42. Related parties (continued)

Key management personnel compensation:
(Including directors' emoluments)

	2005 Rm	2006 Rm	2007 Rm
Related party transactions			
Short-term employee benefits*	115	157	**176**
Post-employment benefits*	5	7	**14**
Termination benefits	–	12	**–**
Equity compensation benefits	3	6	**8**
Other long-term benefits	1	16	**27**

** The comparatives were restated to include directors' emoluments of Vodacom which was previously excluded, as well as to reclassify certain amounts to other long-term benefits.*

Terms and conditions of transactions with related parties

The sales to and purchases from related parties of telecommunication services are made at arms length prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the year ended March 31, 2007, the Group has not made any impairment of amounts owed by related parties (2006: RNil; 2005: RNil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

43. Investments in joint ventures

Vodacom Group (Proprietary) Limited ('Vodacom')

Telkom holds 5,000 shares of 1c each at cost. This amounts to a 50% shareholding in Vodacom. Vodacom is an entity that is jointly controlled by its venturers, Telkom and Vodafone Plc through a contractual agreement. Telkom applies joint venture accounting in recognising its investment in Vodacom since it shares control of Vodacom with Vodafone, as set out in the joint venture agreement between the two parties, and has chosen to proportionately consolidate Vodacom on a line-by-line basis. Some of the provisions in the joint venture agreement that indicate how the venturers jointly control the activities of Vodacom are as follows:

- The venturers have the right to appoint the 8 non-executive directors of Vodacom. A further 4 executive directors are appointed to the Board;
- A Directing committee has been established that holds all powers, functions and authority of the directors to act for and on behalf of the Company. This Directing committee constitutes only the directors as appointed by the venturers;
- All decisions made by the Directing committee are mandatorily ratified by the Board of Directors as the ultimate decision lies with the Directing committee; and
- The Directing committee, which is composed entirely of venturer appointed directors, is the ultimate oversight committee of, and controls the activities of, Vodacom.

	2005 Rm	2006 Rm	2007 Rm
43. Investments in joint ventures (continued)			

Vodacom restated its comparatives for the years ended March 31, 2006 and 2005 (refer to note 2). The Group's proportionate share of Vodacom's assets and liabilities after the restatement is as follows:

	2005 Rm	2006 Rm	2007 Rm
Total assets	11,297	12,384	**14,235**
Non-current assets	6,944	8,040	**10,422**
Current assets	4,353	4,344	**3,813**
Total liabilities and reserves	(11,297)	(12,384)	**(14,235)**
Reserves	(3,880)	(4,196)	**(4,713)**
Minority interests	(64)	(142)	**(110)**
Non-current liabilities	(1,524)	(932)	**(1,906)**
Current liabilities	(5,829)	(7,114)	**(7,506)**

The Group's proportionate share of revenue and expenses is as follows:

	2005 Rm	2006 Rm	2007 Rm
Revenue	13,658	17,021	**20,573**
Net operating expenses	(10,417)	(12,586)	**(15,142)**
Profit before net finance charges	3,241	4,435	**5,431**
Net finance income/(charges)	12	(320)	**(233)**
Net income before taxation	3,253	4,115	**5,198**
Taxation	(1,307)	(1,542)	**(1,918)**
Profit after taxation	1,946	2,573	**3,280**
Minority interest	(15)	(58)	**(109)**
Net profit for the year	1,931	2,515	**3,171**

The Group's proportionate share of cash flow is as follows:

	2005 Rm	2006 Rm	2007 Rm
Cash flow from operating activities	2,075	2,251	**2,429**
Cash flow from investing activities	(1,687)	(2,395)	**(3,292)**
Cash flow from financing activities	(98)	(53)	**(100)**
Net increase/(decrease) in cash and cash equivalents	290	(197)	**(963)**
Effect of exchange rate on cash and cash equivalents	(3)	(8)	**29**
Cash and cash equivalent at beginning of year	798	1,085	**880**
Cash and cash equivalents at end of year	1,085	880	**(54)**

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

44. Interest in significant subsidiaries

Country of incorporation: RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MZ – Mozambique; DRC – Democratic Republic of Congo; MAU – Mauritius.

Nature of business: C – Cellular; S – Satellite; MSC – Management services company; PROP – Property company; OTH – Other.

Dormant at March 31, 2007.

	Country of incorporation	Issued share capital			Interest in issued ordinary share capital		
		2005	2006	2007	2005 %	2006 %	2007 %
Directory advertising							
TDS Directory Operations (Proprietary) Limited	RSA	R100,000	R100,000	**R100,000**	64.9	64.9	**64.9**
Data application services							
Swiftnet (Proprietary) Limited	RSA	R50,000,000	R25,000,000	**R5,000,000**	100	100	**100**
Other							
Rossal No 65 (Proprietary) Limited	RSA	R100	R100	**R100**	100	100	**100**
Acajou Investments (Proprietary) Limited . . .	RSA	R100	R100	**R100**	100	100	**100**
Telkom Media (Proprietary) Limited	RSA	–	–	**R100**	–	–	**100**
Africa Online Limited	MAU	–	–	**$1,000**	–	–	**100**
The aggregate net profit of the above six subsidiaries is R564 million (2006: R471m; 2005: R500m)							
Vodacom has an interest in the following companies (Group Share: 50% of the interest in ordinary share capital as indicated):							
Cellular network operators							
Vodacom (Proprietary) Limited (C)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom Lesotho (Proprietary) Limited (C)	LES	M4,180	M4,180	**M4,180**	88.3	88.3	**88.3**
Vodacom Tanzania Limited (C)	TZN	TZS10,000	TZS10,000	**TZS10,000**	65	65	**65**
VM, S.A.R.L. (C)	MZ	USD60,000,000	USD60,000,000	**USD60,000,000**	98	98	**98**
Vodacom Congo (RDC) s.p.r.l. (C)	DRC	USD1,000,000	USD1,000,000	**USD1,000,000**	51	51	**51**
Service providers							
Vodacom Service Provider Company (Proprietary) Limited (C)	RSA	R20	R20	**R20**	100	100	**100**
Smartphone SP (Proprietary) Limited . . . .(C)	RSA	R20,000	R20,000	**R20,000**	51	51	**70**
Smartcom (Proprietary) Limited (C)	RSA	R1,000	R1,000	**R1,000**	43.7	43.7	**61.7**
Cointel VAS (Proprietary) Limited (C)	RSA	–	R10,204	**R10,204**	–	51	**70**

44. Interest in significant subsidiaries (continued)

		Issued share capital			Interest in issued ordinary share capital		
	Country of incorporation	2005	2006	2007	2005 %	2006 %	2007 %
Other significant subsidiaries of the ww Group's Joint Venture							
Vodacom Service Provider Holdings Company (Proprietary) Limited (MSC)	RSA	R1,020	R1,020	**R1,020**	100	100	**100**
Vodacom Satellite Services (Proprietary) Limited (OTH)*	RSA	R100	R100	**R100**	100	100	**100**
GSM Cellular (Proprietary) Limited (OTH)*	RSA	R1,200	R1,200	**R1,200**	100	100	**100**
Vodacom Venture No.1 (Proprietary) Limited (MSC)*	RSA	R810	R810	**R810**	100	100	**100**
Vodacom Equipment Company (Proprietary) Limited (OTH)*	RSA	R100	R100	**R100**	100	100	**100**
Vodacare (Proprietary) Limited* (C)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom International Holdings (Proprietary) Limited (MSC)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom International Limited (MSC)	MAU	USD100	USD100	**USD100**	100	100	**100**
Vodacom Properties No.1 (Proprietary) Limited (PROP)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom Properties No.2 (Proprietary) Limited (PROP)	RSA	R1,000	R1,000	**R1,000**	100	100	**100**
Stand 13 Eastwood Road Dunkeld West (Proprietary) Limited (PROP)	RSA	R100	R100	**R100**	51	51	**51**
Ithuba Smartcall (Proprietary) Limited (OTH)* .	RSA	R100	R100	**R100**	26.5	26.5	**26.5**
Smartcall Smartlife (Proprietary) Limited (OTH)	RSA	–	–	**R100**	–	–	**63**
Vodacom Tanzania Limited (Zanzibar) (OTH)* .	TZN	TZS10,000	TZS10,000	**TZS10,000**	100	100	**100**
Joycell Shops (Proprietary) Limited (OTH)* . .	RSA	R100	R100	**R100**	100	100	**100**
Marble Gold Investments (Proprietary) Limited (OTH)*	RSA	–	R100	**R100**	–	100	**100**
Vodacom Ventures (Proprietary) Limited (OTH)	RSA	–	R120	**R120**	–	100	**100**
Indebtedness of Telkom subsidiary companies .					Rm	Rm	**Rm**
Swiftnet (Proprietary) Limited	RSA				4	2	**–**
Intekom (Proprietary) Limited	RSA				10	3	**–**
Q-Trunk (Proprietary) Limited	RSA				37	34	**30**
Rossal No 65 (Proprietary) Limited	RSA				21	–	**–**
Acajou Investments (Proprietary) Limited . . .	RSA				3	–	**–**

**Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007**

45. Subsequent events

Dividends

The Telkom Board declared an annual dividend of R3,197 million or 600 cents per share and a special dividend of R2,664 million or 500 cents per share on June 13, 2007 payable on July 9, 2007 for shareholders registered on July 6, 2007 which will fully utilise the deferred tax asset on STC credits and result in an additional STC charge of R733 million.

Business Connexion Group Limited ('BCX')

On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of BCX, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust.

Telkom's offer is for the entire issued share capital of BCX at a cash consideration of R9.00 per share for an aggregate of R2.4 billion, including outstanding options. Telkom has agreed to BCX paying a dividend of R0.25 per share following the scheme meeting, but prior to the implementation of the scheme.

On June 12, 2006, BCX's shareholders voted in favour of the scheme and on June 20, 2006, the South African courts sanctioned the scheme, subject to the approval of the offer by the South African competition authorities, either unconditionally or subject to such conditions as may be acceptable to Telkom.

The Competition Tribunal has on June 28, 2007 prohibited the proposed merger between BCX and Telkom.

Multi-links Telecommunications Limited ('Multi-links')

Telkom acquired 75% of Multi-links for USD280 million (R1,985 million) effective May 1, 2007. Multi-links is a Nigerian Private Telecommunications Operator with a Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria. Due to the fact that control of the subsidiary was only obtained after year end, the Group has been unable to disclose any further information.

VM, S.A.R.L., trading as Vodacom Mozambique

As at March 31, 2007 Vodacom owned 98% of Vodacom Mozambique, and the remaining 2% was held by a local consortium named Empresa Moçambicana de Telecommunicações ('EMOTEL'). Effective April 1, 2007 Vodacom International Limited (Mauritius) sold a portion of its shares to local investors, with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional 3%, leaving Vodacom International Limited (Mauritius) with a 90% interest in Vodacom Mozambique.

Black Economic Empowerment ('BEE')

The Vodacom Group is in the process of finalising a R7.5 billion BEE equity deal whereby both BEE partners and employees will have the opportunity to share in the success of Vodacom South Africa going forward. The deal is expected to be completed by the end of the 2008 financial year and it is anticipated to make a significant contribution to the wellbeing of the Vodacom Group and its employees.

45. Subsequent events (continued)

Wireless Business Solutions (Proprietary) Limited ('WBS')

On March 30, 2007 the Vodacom Group entered into an infrastructure agreement with WBS, whereby WBS appointed the Vodacom Group to design and construct the Wimax network.

Share buy-back

As part of the Group's commitment to the optimal use of capital, the Telkom Board approved on June 8, 2007 a share buy-back programme.

M-Web

On June 5, 2007, M-Web brought an application against Telkom for interim relief at the Competition Tribunal in regards to the manner in which Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS (ADSL access) to M-Web without interruption of the service. Although Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal, Telkom has also filed an application in the High Court of the Transvaal Provincial Division on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by M-Web.

Other matters

The directors are not aware of any other matter or circumstance since the financial year ended March 31, 2007 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

46. US GAAP information

Differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States

The consolidated annual financial statements of Telkom have been prepared in accordance with International Financial Reporting Standards ('IFRS'), which differ in certain respects from generally accepted accounting principles in the United States ('US GAAP'). Application of US GAAP would have affected the balance sheets as of March 31, 2007, 2006 and 2005 and net income for each of the three years ended March 31, 2007, 2006 and 2005 to the extent described below. A description of the differences between IFRS and US GAAP as they relate to the Group, as well as its equity accounted investment in Vodacom, are discussed in further detail below.

* The United States Dollar ('US$') amounts disclosed in the footnotes have been translated at March 31, 2007 and for the year then ended from South African Rand ('ZAR') only as a matter of convenience at the exchange rate of ZAR7.29 = US$1, the noon buying rate on March 30, 2007, the last day of business prior to March 31, 2007. These amounts are included for the convenience of the reader only. Such translation should not be construed as a representation that the South African Rand amounts have been or could be converted into US Dollars at this or any other rate.

46. US GAAP information (continued)

Net income and equity in accordance with US GAAP

The following details the adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with US GAAP for each of the three years ended March 31, 2007, 2006 and 2005.

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Net income according to IFRS	6,835	9,328	**8,849**	**1,214**
US GAAP adjustments – Telkom:				
a) Sale and lease-back/finance lease	94	–	**–**	**–**
b) Derivative financial instruments	86	89	**99**	**14**
d) Telkom pension fund	–	34	**(12)**	**(2)**
d) Post-retirement telephone rebate	–	–	**69**	**9**
e) Tax effect of reconciling differences	(68)	(45)	**(58)**	**(8)**
e) Additional distribution tax on retained earnings	(624)	(380)	**(344)**	**(47)**
e) Capital gains tax on Vodacom investment	(19)	(36)	**(86)**	**(12)**
f) Tax rate change	(33)	33	**–**	**–**
g) Income attributable to minority shareholders	(83)	(139)	**(203)**	**(28)**
US GAAP adjustments – Vodacom:				
b) Derivative financial instruments	4	4	**4**	**–**
e) Tax effect of reconciling differences	(1)	8	**(47)**	**(6)**
f) Tax rate change	(4)	4	**–**	**–**
h) Business combinations	(2)	–	**(4)**	**–**
i) Impairment reversal	–	(30)	**11**	**1**
j) Inventory write-down	–	–	**(9)**	**(1)**
k) Put option fair value revaluation	–	–	**125**	**17**
Net income as per US GAAP	6,185	8,870	**8,394**	**1,151**
Earnings per share *(Per share amounts in cents)*				
Basic	1,142.2	1,685.4	**1,632.0**	**223.8**
Diluted	1,140.0	1,676.3	**1,627.5**	**223.2**

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

46. US GAAP information (continued)

Weighted average number of shares

(Number of shares)	March 31, 2005	March 31, 2006	March 31, 2007
Basic	541,498,547	526,271,093	**514,341,282**
Diluted	542,537,579	529,152,318	**515,763,579**

The following is a reconciliation of the material adjustments necessary to reconcile shareholders' equity in accordance with IFRS to the amounts in accordance with US GAAP as at March 31, 2007, March 31, 2006 and March 31, 2005.

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Shareholders' equity according to IFRS	26,361	29,466	**32,008**	**4,391**
US GAAP adjustments – Telkom:				
b) Derivative financial instruments	(1)	–	**–**	**–**
c) Goodwill	66	66	**66**	**9**
d) Telkom pension fund	–	34	**24**	**3**
d) Telkom retirement fund	–	–	**(100)**	**(14)**
d) Post-retirement medical aid	–	–	**(1,285)**	**(176)**
d) Post-retirement telephone rebate	–	–	**(25)**	**(3)**
e) Tax effect of reconciling differences	–	(12)	**511**	**70**
e) Additional distribution tax on retained earnings . . .	(1,537)	(1,917)	**(2,261)**	**(310)**
e) Capital gains tax on Vodacom investment	(233)	(269)	**(355)**	**(49)**
f) Tax rate change	(33)	–	**–**	**–**
g) Equity attributable to minority shareholders	(220)	(301)	**(284)**	**(39)**
US GAAP adjustments – Vodacom:				
c) Goodwill	92	92	**94**	**13**
e) Tax effect of reconciling differences	(2)	6	**(41)**	**(6)**
f) Tax rate change	(4)	–	**–**	**–**
h) Business combinations	–	–	**(4)**	**–**
i) Impairment reversal	–	(30)	**(19)**	**(3)**
j) Inventory write-down	–	–	**(9)**	**(1)**
Shareholders' equity according to US GAAP	24,489	27,135	**28,320**	**3,885**

46. US GAAP information (continued)

Comprehensive income

Under US GAAP, SFAS130 'Reporting Comprehensive Income' requires that certain items be recognised as a separate component of equity under the caption 'Accumulated Other Comprehensive Income' ('OCI'). Additionally the standard requires that companies present comprehensive income, which is a combination of net income and changes in a company's accumulated other comprehensive income accounts, other than adjustments to initially apply SFAS158. The total comprehensive income for the year amounted to R8,375 million (2006: R8,863 million, 2005: R6,122 million). Changes in the Group's accumulated other comprehensive income is reflected under non-distributable reserves in the balance sheet under IFRS. The following is the roll forward of other comprehensive income for each of the three years ended March 31, 2007, March 31, 2006 and March 31, 2005:

	Retained earnings Rm	Other Comprehensive Income Rm	Balance Rm
Total April 1, 2004	12,425	128	12,553
Change in accounting policy	(12)	–	(12)
Restated balance, April 1, 2004	12,413	128	12,541
Movement in retained earnings	5,579		17,992
Net income per US GAAP	6,185	–	
Dividends paid	(606)	–	
Consolidation of Vodacom Congo	(117)	41	(76)
Foreign currency translation adjustment	–	(30)	(202)
Net decrease in fair value of listed investment	–	(22)	–
Increase in fair value of listed investment		9	
Realisation of fair value adjustment on investment		(31)	
Release of transitional adjustment on application of SFAS133 to net income for 12 month period (net of tax of R29 million)	–	(52)	226
Restated balance, March 31, 2005	17,875	65	17,940
Movement in retained earnings	4,069		21,944
Net income per US GAAP	8,870	–	
Dividends paid	(4,801)	–	
Foreign currency translation adjustment (restated)	–	52	(109)
Release of transitional adjustment on application of SFAS133 to net income for the 12 month period (net of tax of R33 million)	–	(59)	167
Restated balance, March 31, 2006	21,944	58	22,002

	Retained earnings Rm	Other Comprehen- sive Income Rm	Balance Rm
46. US GAAP information (continued)			
Comprehensive income (continued)			
Movement in retained earnings	**3,457**		**25,401**
Net income per US GAAP	**8,394**		
Dividends paid	**(4,678)**		
Share buy-back	**(134)**		
Put option fair value revaluation	**(125)**		
Adjustment to initially apply SFAS158 (net of tax of R545 million) .		**(932)**	**(932)**
Foreign currency translation adjustment		**46**	**(63)**
Release of transitional adjustment on application of SFAS133 to net income for 12 month period (net of tax of R38 million)		**(65)**	**102**
Total March 31, 2007	**25,401**	**(893)**	**24,508**

Movement in shareholders' equity in accordance with US GAAP is as follows:

Shareholders' equity according to US GAAP	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Balance, April 1	20,608	24,489	**27,135**	3,722
Change in accounting policy	(12)	–	**–**	–
Restated balance, April 1	20,596	24,489	**27,135**	3,722
Net income for the year	6,185	8,870	**8,394**	1,151
Foreign currency translation reserve	(30)	52	**46**	6
Fair value adjustments – derivatives	(52)	(59)	**(65)**	(9)
Fair value adjustments – investments	(22)	–	**–**	–
Dividend declared	(606)	(4,801)	**(4,678)**	(641)
Purchase of treasury shares	(1,574)	–	**–**	–
Shares bought back and cancelled	–	(1,502)	**(1,596)**	(219)
Shares vested and re-issued	68	86	**141**	20
Business combination	(76)	–	**–**	–
Put option fair value revaluation	–	–	**(125)**	(17)
Adjustment to initially apply SFAS158 (net of tax of R545 million)	–	–	**(932)**	(128)
Balance, March 31	24,489	27,135	**28,320**	3,885

46. US GAAP information (continued)

US GAAP income statement and balance sheet without proportional consolidation of Vodacom:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Income statements as per US GAAP				
Operating revenue	30,887	32,035	**32,540**	**4,464**
Other income	338	429	**341**	**47**
Operating expenses and depreciation	(23,102)	(22,186)	**(23,784)**	**(3,263)**
Operating income	8,123	10,278	**9,097**	**1,248**
Investment income	292	333	**198**	**27**
Net finance costs	(1,569)	(752)	**(760)**	**(104)**
Income after financial items	6,846	9,859	**8,535**	**1,171**
Equity accounted earnings	1,925	2,500	**3,254**	**446**
Taxation	(2,518)	(3,409)	**(3,301)**	**(453)**
Minority interests	(68)	(80)	**(94)**	**(13)**
Net income	6,185	8,870	**8,394**	**1,151**
Balance sheets as per US GAAP				
Non-current assets	40,185	41,633	**43,588**	**5,979**
Current assets	12,581	10,819	**9,072**	**1,244**
Total assets	52,766	52,452	**52,660**	**7,223**
Equity	24,489	27,135	**28,320**	**3,885**
Minority interests	155	159	**173**	**24**
Non-current liabilities	14,521	14,094	**10,530**	**1,444**
Current liabilities	13,601	11,064	**13,637**	**1,870**
Total equity and liabilities	52,766	52,452	**52,660**	**7,223**

46. US GAAP information (continued)

US GAAP cash flow statement without proportional consolidation of Vodacom

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Cash flow (excluding equity accounted Vodacom)				
Cash flow from operating activities	13,636	7,255	**6,926**	**950**
Cash generated from operations	13,615	14,179	**13,588**	**1,864**
Income from investments	340	313	**405**	**55**
Dividend received	1,567	1,800	**2,653**	**364**
Dividend paid	(629)	(4,884)	**(4,744)**	**(651)**
Net financing charges paid	(1,142)	(1,093)	**(937)**	**(128)**
Taxation paid	(115)	(3,060)	**(4,039)**	**(554)**
Cash flow from investing activities	(4,620)	(4,891)	**(7,121)**	**(977)**
Cash flow from financing activities	(9,799)	(204)	**(2,819)**	**(386)**
Net (decrease)/increase in cash and cash equivalents . .	(783)	2,160	**(3,014)**	**(413)**
Net cash and cash equivalents at beginning of year . . .	1,998	1,215	**3,375**	**463**
Net cash and cash equivalents at end of year	1,215	3,375	**361**	**50**

Change in accounting policy:

Adoption of SFAS123 (revised 2004) 'Share-Based Payments' ('SFAS123R')

Under US GAAP, the Group previously accounted for the deferred bonus incentive scheme in accordance with FIN28 'Accounting for Stock Appreciation and Other Variable Stock Option Awards Plans, An Interpretation of APB Opinions no. 15 and 25' ('FIN28'). The interpretation requires compensation costs to be recognised over the service period, or the vesting period if the service period is not defined, based on the undiscounted value of the entitlements and the option to use the intrinsic value method to value the compensation costs.

As of April 1, 2006, the Group adopted SFAS123R, which supercedes FIN28. The standard requires the compensation costs to be recognised over the service period, usually the vesting period, and eliminates the use of the intrinsic valuation method.
The impact of the adoption is that the deferred bonus scheme is no longer a reconciling item and a decrease in opening retained earnings of R12 million (net of tax of R6 million) in the 2005 financial year.

Reclassification of deferred tax

The Group balance sheet has been restated to reclassify certain deferred tax balances from non-current to current assets and liabilities in accordance with the requirements of SFAS109.

The following is a description of the significant differences between IFRS and US GAAP as they apply to the Group:

(a) Sale and lease-back/finance lease

In the year ended March 31, 2000 the Group entered into a sale and lease-back of its vehicle fleet with a third party, part of which was accounted for under US GAAP as capital leases.

46. US GAAP information (continued)

(a) Sale and lease-back/finance lease (continued)

Under the provisions of IAS17, the Group recorded a gain from the sale amounting to R463 million in 2000 and accounted for the lease-backs as operating leases.

Under US GAAP, SFAS13, the Group determined that since the lease-back covered substantially all the assets that were sold under the contract for substantially all their remaining useful lives, deferral of the related gain and recognition over the five year lease term was appropriate.

Based on the requirements of SFAS13, a portion of the vehicle leases which met the recognition criteria of a finance lease was treated as a finance lease due to the fact that when analysed on a vehicle by vehicle basis, the present value of the minimum lease payments of certain individual vehicles exceeded 90% of the fair value of these vehicles or the lease term represented more than 75% of the remaining economic life of the vehicles. Accordingly, the full gain realised through the sale of the vehicles was reversed and the proceeds from the sale have been treated as an obligation. Rental payments were applied to interest expense on the obligation as well as to reduce the principal amount of the obligation. The resulting capital lease assets were depreciated over their remaining useful lives. The effect of the US GAAP difference is summarised as follows:

	March 31, 2005 Rm
Retained earnings opening balance	(94)
Recognition of deferred profit	92
Depreciation	(40)
Finance costs	(8)
Add back: lease expense	50
Net impact on income statement	94
Retained earnings closing balance	–
Balance sheet	
Capital lease asset	17
Opening balance	57
Additions	–
Depreciation	(40)
Capital lease liability	17
Opening balance	59
Additions	–
Lease payments	(50)
Finance charges	8

46. US GAAP information (continued)

(a) Sale and lease-back/finance lease (continued)

The initial master lease agreement for vehicles was for a period of five years, and expired on March 31, 2005. A new agreement has been negotiated for a period of three years on similar terms and conditions as the previous agreement and is effective April 1, 2005. In accordance with the new agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the three year period except for the rentals at airports which are utilised in cases of subsistence and travel as well as vehicles which are not part of the agreement. The agreement is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is, however, replaced by a new similar vehicle, the lease costs of the newest vehicle will increase by the Consumer Price Index. All leased vehicles are, however, subject to any variance in the interest rate fluctuations and are adjusted as and when the adjustments are announced by the South African Reserve Bank.

Telkom has accounted for the vehicles covered by the new lease under IFRS as operating leases. However for US GAAP purposes, a lessee is required to compute the present value of the lease payments using its incremental borrowing rate unless it is practicable to determine the implicit rate computed by the lessor and that implicit interest rate is less than the lessee's incremental borrowing rate. For IFRS, the discount rate is the implicit interest rate if it is practicable to determine, otherwise the lessee's incremental borrowing rate is used. Telkom was in a position to determine the implicit interest rate in the new lease which was higher than its incremental borrowing rate. The new leases do not qualify as finance leases as a result of using a higher discount rate for IFRS. Some of the leases do however qualify as finance leases for US GAAP as the present value of future minimum lease payments discounted at the incremental borrowing rate, exceeds 90% of the fair value of the leased vehicles.

A summary of the income statement and equity effects of the new lease are as follows:

	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Depreciation	(14)	**(14)**	**(2)**
Finance costs	(3)	**(3)**	**–**
Add back: lease expense	17	**17**	**2**
Net impact on income statement for the year	–	**–**	**–**
Balance sheet			
Capital lease asset	28	**14**	**2**
Opening balance	–	**28**	**4**
Additions	42	**–**	**–**
Depreciation	(14)	**(14)**	**(2)**
Capital lease liability	28	**14**	**2**
Opening balance	–	**28**	**4**
Additions	42	**–**	**–**
Lease payments	(17)	**(17)**	**(2)**
Finance charges	3	**3**	**–**

46. US GAAP information (continued)

(a) Sale and lease-back/finance lease (continued)

The Group's operating lease commitments under US GAAP as at March 31, 2007 are as follows:

	Buildings Rm	Equipment Rm	Vehicles Rm	Total Rm
2008	152	6	547	705
2009	120	10	–	130
2010	88	7	–	95
2011	58	–	–	58
2012	18	–	–	18
> 5 years	8	–	–	8
Total	444	23	547	1,014

The Group's finance lease commitments under US GAAP as at March 31, 2007 are as follows:

	Buildings Rm	Equipment Rm	Vehicles Rm	Total Rm
2008	120	5	17	142
2009	126	3	–	129
2010	112	1	–	113
2011	121	1	–	122
2012	128	–	–	128
> 5 years	1,290	–	–	1,290
Total	1,897	10	17	1,924
Unrecognised finance charges	(1,051)	(1)	(3)	(1,055)
Capital lease liability	846	9	14	869

(b) Derivative financial instruments

SFAS133 – Fair value adjustments

The Group adopted IAS39 and SFAS133 on April 1, 2001. Upon adoption of IAS39, the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS39 had been designated as cash flow hedges or fair value hedges but which do not qualify for hedge accounting under IAS39, was recognised as an adjustment to the opening balance of retained earnings in the financial year in which IAS39 was initially applied. Changes in the fair value of derivatives subsequent to April 1, 2001 are recorded in the income statement as they do not qualify for hedge accounting.

Under US GAAP, in accordance with SFAS133, the Group is required to recognise all derivatives on the balance sheet at fair value. The SFAS133 transitional adjustments (at April 1, 2001) are recorded differently than those recorded under IAS39. For pre-existing hedge relationships that would be considered cash flow type hedges, the transitional adjustment should be reported in OCI as a cumulative effect of the accounting change. Any transitional adjustment reported as a cumulative effect adjustment in OCI will subsequently be reclassified into earnings in a manner consistent with the earnings effect of the hedged transaction.

46. US GAAP information (continued)

(b) Derivative financial instruments (continued)

In the 2007 fiscal year, the Group reclassified from OCI into earnings R65 million (net of tax of R38 million) (2006: R59 million (net of tax of R33 million); (2005: R52 million (net of tax of R29 million)) as the hedged transaction impacted earnings.

The Group's interest rate swaps are classified as trading instruments under IFRS. Under US GAAP, such swaps are classified based on the maturity date of the swaps. Accordingly, some swaps are classified as long-term under US GAAP. Upon adoption, the Group also recorded an adjustment of R45 million to increase the carrying value of a debt instrument that was the hedged item in what would be considered a fair value type hedge. The fair value adjustment to the hedged item is limited to the extent of an off-setting fair value adjustment to the hedging instrument. In the 2007 fiscal year, the hedged debt instruments has already been fully amortised into earnings (2006: R1 million; 2005: R11 million).

(c) Goodwill

The Group adopted IFRS 3 'Business Combinations' ('IFRS 3') from April 1, 2004, under which acquired goodwill is no longer amortised, but tested for impairment at least annually (or more frequently if impairment indicators arise). Accordingly, goodwill arising from the Group's investments is not subject to amortisation as from April 1, 2004.

Under US GAAP, SFAS 142 'Goodwill and Other Intangible Assets' ('SFAS 142') is consistent with IAS 38 'Intangible Assets' and IFRS 3 which was adopted by the Group from April 1, 2004. From this date goodwill is no longer amortised.

Under US GAAP, goodwill arising on the acquisition of a foreign entity was translated at the actual exchange rate at the end of the year. Furthermore, under US GAAP with effect from July 1, 2001 goodwill and intangibles with infinite lives are not amortised for business combinations completed after June 30, 2001. For previously recorded goodwill and intangibles with infinite lives, amortisation ceased on March 31, 2002. The cumulative equity effect in 2004 amounted to R160 million, which is the difference that will remain the same as goodwill is also no longer depreciated for IFRS from April 1, 2004.

(d) Employee benefits

Telkom pension fund surplus

IFRS limits the amount of prepaid pension asset recognised for a defined benefit plan to the lower of the amount initially determined as the defined benefit asset, and the total of unrecognised net actuarial losses and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

For US GAAP purposes, the prepaid pension cost is recognised in full. The amount determined for prepaid pension cost under US GAAP is also different to the amount determined under IFRS due to the unrecognised transitional asset which is amortised to the income statement over the remaining working lives of the employees under US GAAP. The amount recognised under IFRS is R55 million (2006: R80 million; 2005: RNil), as compared to the amount of R79 million (2006: R114 million; 2005: RNil) that has been recognised under US GAAP.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

46. US GAAP information (continued)

(d) Employee benefits (continued)

Telkom pension fund surplus (continued)

In addition, an amount of R2 million relating to an actuarial gain unrecognised under IFRS was recognised directly to other comprehensive income in terms of SFAS158.

There is a difference in treatment of the transitional asset/liability at inception of the statements under IFRS and US GAAP. In terms of SFAS87, the transitional asset/liability is amortised on a straight-line basis over the remaining working lives of the employees participating in the plan from April 1, 1989. For IFRS purposes, the effect was recognised immediately on transition.

In addition to the differences noted above, SFAS158 requires an employer to recognise the over funded or under funded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. SFAS158 has been applied for the year ended March 31, 2007.

Telkom pension fund

The net periodic pension costs include the following components:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Service cost on benefits earned:				
Interest and service cost on projected benefit obligations	22	22	22	3
Expected return on plan assets	(22)	(24)	(19)	(3)
Amortisation of transitional obligation	(3)	(3)	(11)	(2)
Amortisation of unrecognised net loss	5	6	62	9
Settlement costs	–	–	(9)	(1)
Net periodic pension cost	2	1	45	6
The status of the pension plan is as follows:				
Net funding position	45	(38)	79	11
Unrecognised net transitional asset	(38)	(35)	(24)	(3)
Unrecognised actuarial loss	89	187	22	3
Recognised in other comprehensive income	–	–	2	–
Pension surplus	96	114	79	11

Telkom Retirement fund

The net periodic retirement costs include the following components:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Service cost on benefits earned:				
Interest and service cost on projected benefit obligations	301	346	312	43
Expected return on plan assets	(338)	(430)	(489)	(67)
Amortisation of transitional obligation	1	1	1	–
Amortisation of unrecognised net loss/(gain)	29	–	(145)	(20)
Net periodic retirement benefit	(7)	(83)	(321)	(44)

46. US GAAP information (continued)

(d) Employee benefits (continued)

The status of the retirement plan is as follows:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Net funding position	457	1,596	**1,080**	**148**
Unrecognised net transitional obligation	6	5	**4**	**–**
Unrecognised actuarial loss/(gain)	312	(742)	**96**	**13**
Recognised in other comprehensive income	–	–	**(100)**	**(13)**
Retirement plan surplus	775	859	**1,080****	**148**

** The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from a defined contribution plan to a defined benefit plan. Telkom, a guarantor is contingently liable for any deficit in the Telkom Retirement Fund. Moreover, all the assets, including any potential excess belong to the participants of the scheme. The Company is unable to benefit from the excess. Accordingly, the Company has only recognised an obligation for the effects of the delayed recognition criteria of these standards as the funded status of the plan.

Post-retirement medical aid

The net periodic medical aid costs include the following components:

	March 31, 2007 Rm	*March 31, 2007 US$m
Service cost on benefits earned:		
Interest and service cost on projected benefit obligations	**369**	**51**
Expected return on plan assets	**(188)**	**(26)**
Amortisation of unrecognised net loss	**149**	**20**
Net periodic post-retirement medical aid cost	**330**	**45**
The status of the post-retirement medical aid plan is as follows:		
Net funding position	**(2,405)**	**(330)**
Unrecognised actuarial loss	**1,285**	**176**
Recognised in other comprehensive income	**(1,285)**	**(176)**
Post-retirement medical aid liability	**(2,405)**	**(330)**

Post-retirement telephone rebate

In the current year the Group increased the telephone rebate for pensioners entitled to this benefit as well as those pensioners who will be entitled to the benefit when they retire. The additional obligation for the increased rebate amount is treated as a past service cost to the extent that it relates to prior service by the employees. Under IFRS the past service cost is recognised immediately for those employees for whom the service has already vested and over the remaining working lives for the employees who are still in service. Under US GAAP the entire additional cost, including that relating to pensioners, is amortised over the remaining working lives of the active employees. This resulted in a difference of R69 million between the past service cost recognised under IFRS compared to US GAAP recognition of this cost.

46. US GAAP information (continued)

(d) Employee benefits (continued)

The net periodic post-retirement telephone rebate costs include the following components:

	March 31, 2007 Rm	*March 31, 2007 US$m
Service cost on benefits earned:		
Interest and service cost on projected benefit obligations	23	3
Amortisation of unrecognised net loss	5	1
Amortisation of past service cost	7	1
Net periodic post-retirement telephone rebate cost	35	5
The status of the post-retirement telephone rebate plan is as follows:		
Net funding position	(307)	(42)
Unrecognised actuarial loss	8	1
Past service cost	86	12
Recognised in other comprehensive income	(94)	(13)
Post-retirement telephone rebate liability	(307)	(42)

(e) Taxation

The tax effects of the US GAAP adjustments relating to Telkom's operations have been calculated based on a tax rate of 36.89% (2006: 36.89%; 2005: 37.78%).

Telkom is taxed at a corporate tax rate of 29% (2006: 29%; 2005: 30%) on taxable income. Telkom incurs an additional Secondary Tax on Companies ('STC') at a rate of 12.5 (2006: 12.5%; 2005: 12.5%) on any dividends distributed to shareholders. The dividend tax is payable if and only when dividends are distributed. Neither the Group nor the shareholders receive any future tax benefits as a result of additional tax on dividends paid. As required under IFRS, Telkom will recognise the tax effects of dividends when dividends are distributed in the future. Under US GAAP, consistent with the requirements of EITF95-9, the Group measures its income tax expense, including the tax effect of temporary differences, using the tax rate that includes the dividend tax. STC is calculated on retained income after the 1992 fiscal year after deducting the net gains from certain capital transactions as defined and after giving credit for dividends received from Vodacom and other subsidiaries for which related STC tax has been paid.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

46. US GAAP information (continued)

(e) Taxation (continued)

The following is the reconciliation of the tax expense computed using the statutory tax rate of 29% (2006: 29%; 2005: 30%) to the effective rate of 39% (2006: 35%; 2005: 37%)

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Income before tax per US GAAP	6,846	9,859	8,539	1,171
Expected income tax expense at statutory rate	2,054	2,859	2,476	340
Exempt income	(90)	(161)	(20)	(3)
Disallowable expenses	96	61	65	9
Tax rate change	–	(33)	–	–
Tax losses not utilised	8	–	(7)	(1)
Capital gains tax	–	–	105	15
Adjustments due to STC	509	743	637	87
Adjustment on possible CGT – Vodacom earnings	19	36	86	12
Under provision for prior year	(78)	(96)	(41)	(6)
Effective tax	2,518	3,409	3,301	453

Capital gains tax on Vodacom investment

With respect to the Group's investment in Vodacom, SFAS109 requires that deferred taxes be recognised for the difference between the reported amount and the tax base of such investment. According to South African tax law, the Group would be required to pay Capital Gains Tax ('CGT') at a rate of 29% (2006: 29%; 2005: 30%) on 50% of any increase in the taxable appreciation in the value of its investment since October 1, 2001. As such, deferred taxes have been recognised on the Group's share of the undistributed earnings of Vodacom since October 1, 2001.

Deferred tax

Deferred tax benefits and liabilities are calculated, when applicable, for the differences between IFRS and US GAAP.

In addition, SFAS109 prohibits recognition of deferred taxation assets or liabilities that under SFAS52 are re-measured from local currency into the functional currency using historical exchange rates and that result from either changes in exchange rates or indexing for taxation purposes. The functional currency of Vodacom Congo (RDC) s.p.r.l. is the US$ and it benefits from indexing for local Democratic Republic of Congo taxation purposes which gives rise to a deferred taxation loss for IFRS purposes of R99 million (Group share R49 million) (2006: R101 million benefit (Group share R50 million)).

Under IFRS, no deferred taxation liability was recognised in respect of intangible assets acquired other than in a business combination where there was a difference at the date of acquisition between the assigned values and the taxation bases of the assets.

46. US GAAP information (continued)

(e) Taxation (continued)

Under US GAAP, deferred taxation assets are recognised on all temporary differences. A valuation allowance is recognised if it is more likely than not that the asset will not be recovered. For US GAAP purposes, an additional deferred taxation asset and a corresponding valuation adjustment allowance of R363 million (Group share R182 million) (2006: R279 million (Group share R140 million); 2005: R109 million (Group share R55 million)) have no effect on the net shareholder's equity for the current year.

A reconciliation of the deferred tax balances under IFRS to the amounts determined under US GAAP, is as follows:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Net deferred tax liability per IFRS	(435)	(587)	(1,123)	(154)
Vodacom deferred tax balance (equity accounted)	82	152	186	26
Additional distribution tax	(1,537)	(1,917)	(2,261)	(310)
CGT on Vodacom investment	(233)	(269)	(355)	(49)
Tax effect of US GAAP adjustments	–	(12)	511	70
Change in tax rate	(33)	–	–	–
Net deferred tax liability per US GAAP	(2,156)	(2,633)	(3,042)	(417)

Classification of deferred tax

Under IFRS, in terms of IAS12 – Income Taxes, the Group classifies deferred taxes as non-current assets or non-current liabilities. Under US GAAP, in terms of SFAS109, the Group has classified deferred tax liabilities and assets into a current amount and non-current amounts. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities or assets that are not related to an asset or liability for financial reporting, including deferred tax assets related to loss carry-forwards, are classified according to the expected reversal date of the temporary differences. The following table reflects the classification of deferred taxes for the periods presented:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Current asset	746	775	788	108
Non-current liability	(2,902)	(3,408)	(3,830)	(525)
Net deferred tax liability per US GAAP	(2,156)	(2,633)	(3,042)	(417)

(f) Tax rate change

Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the government have the substantive effect of actual enactment. The Group's deferred taxation assets and liabilities at March 31, 2006 and March 31, 2007 were recorded at the enacted taxation rate of 29%.

46. US GAAP information (continued)

(f) Tax rate change (continued)

For the purpose of US GAAP, the Group believes that under SFAS109 'Accounting for Income Taxes', measurement of current and future taxation liabilities and assets is based on the provision of the enacted tax law; the effects of future changes in taxation laws or rates are not anticipated. Therefore, the enacted rate of 30% was used for all taxation amounts at March 31, 2005. The Group therefore adjusted the deferred taxation in terms of the difference in the taxation rate used for deferred tax for IFRS as compared to the rate used for US GAAP.

The company tax rate of 29% was promulgated in April 2005 and therefore tax charges under both IFRS and US GAAP for 2007 and 2006 have been calculated at the enacted rate of 29%. The US GAAP adjustment recorded in 2005 is no longer required and is therefore reversed in 2006.

(g) Income and equity attributable to minority shareholders

The Group adopted IAS27 'Consolidated and Separate financial statements, revised from April 1, 2004. In accordance with the guidance, the Group has reclassified its minority interest in the balance sheet from a liability into equity. The Group applied this reclassification retrospectively.

Under US GAAP, minority interest is recorded outside of equity. Therefore, the minority interest under US GAAP is reclassified at the end of each fiscal year from the shareholders' equity reconciliation.

(h) Business combinations

Under IFRS, the Group fair values 100% of the assets acquired and liabilities assumed, including minority interests. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.

Under US GAAP, the Group fair values the percentage of the assets acquired, liabilities assumed and contingent liabilities, excluding minority interests. Similar to IFRS, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill. As a result, the carrying amount of the goodwill for US GAAP purposes is adjusted to reflect the different values assigned to the intangibles.

Under IFRS and US GAAP, losses are generally only allocated to the minority interest up to the amount of the minority's equity in the subsidiary entity. In 2004, the minority interest allocation within the Vodacom Group was a net profit under US GAAP, and a net loss under IFRS (due to the additional amortisation expense). Therefore, there was no minority interest allocation under IFRS, and thus there was a GAAP difference effecting net income. In 2005, the minority interest allocation under both IFRS and US GAAP was a net profit. Therefore, in accordance with IAS 27, the IFRS allocation to minority interest was net of the loss not allocated to the minority in 2004. No difference in shareholders' equity exists at the end of 2005.

46. US GAAP information (continued)

(h) Business combinations (continued)

During the 2007 financial year, the Group acquired non-controlling interests in several of the Vodacom Group subsidiaries. The Group's IFRS accounting policy is to account for such transactions using the 'parent entity extension method'. Under this method, the assets and liabilities of the subsidiary were not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest's share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition was therefore reflected as goodwill. Under US GAAP, these were accounted for as step acquisition of minorities using the purchase method. The acquired assets and liabilities were recorded at fair value, resulting in additional amortisation under US GAAP. The minority interest allocation under US GAAP is also different from that under IFRS.

The acquisition of 100% shareholding in Africa Online Limited as noted in note 36 to the consolidated annual financial statements has not resulted in a significant US GAAP difference.

(i) Impairment reversal

In 2006, the Group reversed an impairment loss under IFRS, which is not allowed under US GAAP.

In 2007, the Group recognised an impairment loss under IFRS related to its operations in Mozambique. Under US GAAP, the Group evaluates the recoverability of long-lived assets, using undiscounted cash flows and determined that the carrying amount the assets in Mozambique were recoverable. As a result, the IFRS impairment loss was not recognised under US GAAP.

(j) Inventory write-down

During the 2007 financial year, the Group reversed inventory write downs which had been recognised in previous years. US GAAP prohibits the reversal of inventory write downs.

(k) Put option fair value revaluation

Under IFRS, the redemption amount of the Congolese Wireless Networks s.p.r.l. put option is recorded as a liability, with changes in this amount recorded through the consolidated income statement. Under US GAAP, the obligation under the put option is accounted for by analogy to EITF D-98 'Classification and Measurement of Redeemable Securities,' with the carrying value of the minority interest being increased to the redemption amount. The Group has elected to record the changes in the redemption amount directly in retained earnings.

(l) Joint venture accounting

Under IFRS, investments qualifying as joint ventures are accounted for under the proportionate consolidation method of accounting. Under the proportionate consolidation method, the venturer records its share of each of the assets, liabilities, income and expenses of the jointly controlled entity on a line-by-line basis with similar items in the venturer's financial statements. The venturer continues to record its total share of the losses in excess of the net investment in the joint venture.

However, for US GAAP purposes where the joint ventures are equity accounted, losses are only recognised up to the net investment in the joint venture, unless the investor has committed to continue providing financial support to the investee.

46. US GAAP information (continued)

Vodacom equity accounted earnings

Under IFRS, the Group's interests in joint ventures are proportionally consolidated. Under US GAAP, interest in joint ventures not meeting the criteria for accommodation under item 17 of Form 20-F are reflected in the consolidated financial statements using the equity method. The following table sets out the abbreviated US GAAP income statement and balance sheet of the Group joint venture company, Vodacom.

	Restated March 31, 2005 Rm	Restated March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Income statements as per US GAAP				
Operating income	6,538	8,869	**10,902**	**1,495**
Income after financial items	6,561	8,229	**10,688**	**1,466**
Taxes	(2,127)	(3,300)	**(3,882)**	**(532)**
Minority interests	(77)	(161)	**(252)**	**(35)**
Change in accounting policy	5	5	**5**	**1**
Net income for the year	3,762	4,773	**6,559**	**900**
Balance sheets as per US GAAP				
Non-current assets	14,150	16,286	**21,287**	**2,915**
Current assets	8,706	8,689	**7,613**	**1,049**
Total assets	22,856	24,975	**28,900**	**3,964**
Equity	6,849	7,221	**8,225**	**1,128**
Minority interests	166	321	**549**	**75**
Non-current liabilities	4,367	3,574	**5,364**	**736**
Current liabilities	11,474	13,859	**14,762**	**2,025**
Total equity and liabilities	22,856	24,975	**28,900**	**3,964**

(m) Guarantees

Under IFRS, fees received by the Group from issuing guarantees are recognised in income as earned. A liability in respect of the guarantee is not recognised until such time as the contingent liability is thought likely to be realised.

Under US GAAP, the Group adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34) ('FIN45') in fiscal year 2004. This interpretation clarifies that for certain guarantees a guarantor is required to recognise, at the inception of a guarantee entered into after December 15, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognised.

46. US GAAP information (continued)

(m) Guarantees (continued)

The Vodacom Group has issued certain guarantees in connection with borrowings of Vodacom Congo (RDC) s.p.r.l., an equity method investee for US GAAP purposes. On the adoption of FIN45, all guarantees issued during fiscal year 2004 related to Vodacom Congo (RDC) s.p.r.l. were initially recorded at fair value at the balance sheet and subsequently amortised into income statements as the premiums are earned.

(n) Onerous contracts

Under IFRS when the Group has a contract that is onerous, the excess obligation is measured and recognised as a provision in accordance with IAS37 'Provisions, Contingent Liabilities and Contingent Assets'. Under US GAAP, in accordance with SFAS146 'Accounting for Costs Associated with Exit or Disposal Activities', a liability for costs that will continue to be incurred under a contract for its remaining term without corresponding economic benefit to the entity should be recognised and measured at its fair value when the entity ceased using the right conveyed by the contract. The provision raised in respect of the Group's onerous contracts are not significant and therefore no adjustment has been made.

(o) Classification of derivatives held for trading

Telkom manages its interest rate and foreign currency exchange rate risk by entering into interest rate swaps and forward exchange contracts. These contracts do not qualify for hedge accounting. For IFRS, these financial instruments are classified as held for trading and are therefore all shown as current assets and liabilities.

For US GAAP, the derivatives that have a maturity of more than one year from balance sheet date are classified as non-current.

The table below shows the maturities of derivatives:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Assets				
Maturing within the next twelve months	1,159	154	**229**	**31**
Maturing beyond twelve months	112	102	**–**	**–**
Liabilities				
Maturing within the next twelve months	229	172	**57**	**8**
Maturing beyond twelve months	83	33	**–**	**–**

(p) Discounting of trade receivables and payables

Under US GAAP, receivables and payables arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year, are not discounted. Under IFRS, Telkom discounts receivables and payables where the discount effect is considered to be material to the related accounts. Receivables that are due in less than one year are therefore discounted for IFRS. The difference is not significant and no adjustment has been made.

46. US GAAP information (continued)

(q) Embedded leases

The Group has lease arrangements that qualify as leases in terms of EITF01-08 'Determining Whether An Arrangement Contains a Lease'. EITF01-08 requires all lease arrangements beginning April 1, 2004 to be included in the lease assessment. The related IFRS interpretation IFRIC4 'Determining Whether An Arrangement Contains a Lease', requires that all lease arrangements that existed at April 1, 2007 be assessed. The Group therefore has more finance leases under IFRS than it has under US GAAP. The resultant US GAAP difference is not considered to be material and therefore a reconciling item has not been recognised under US GAAP.

Additional US GAAP disclosures

Intangible assets

Aggregate amortisation expense for other identifiable intangible assets under US GAAP for the year ended March 31, 2007 is R536 million (2006: R560 million; 2005: R502 million). The estimated amortisation expense for the subsequent years ending March 31 is as follows:

	March 31, 2006 Rm	March 31, 2007 Rm
2007	418	–
2008	395	**333**
2009	356	**329**
2010	279	**329**
2011	223	**323**
2012	–	**298**

The 2005 expected amortisation of intangibles has not been disclosed because it is not practically available.

Restrictions on dividend payouts

All distributable earnings are available for distribution based on the Group's dividend policy. The Board of directors of Telkom decides on an annual basis the amount of earnings to be reinvested in the operations and the amount of any remaining funds that are available for distribution to shareholders.

Retained earnings of our investee, Vodacom, are restricted, since we require the consent of other shareholders in order to require Vodacom to declare dividends. Restricted retained earnings included in the March 31, 2007 balance amount to R4,762 million (2006: R4,291 million, 2005: R4,030 million).

Telkom invested funds in a Cell Captive, which will be used to fund future post-retirement medical aid costs. These funds will be used for that purpose only and are therefore not distributable.

The Group also invested funds in a Guardrisk risk policy which is specifically set aside for employees infected with the human-immunodeficiency-virus (HIV). The funds will be used for that purpose only and are therefore not distributable.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007

46. US GAAP information (continued)

Additional US GAAP disclosure (continued)

The following is a reconciliation of retained earnings per US GAAP to the amount of unrestricted retained earnings:

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Retained earnings per US GAAP	17,875	21,944	**25,401**	**3,484**
Share of non-distributable retained earnings in significant investee	(4,030)	(4,291)	**(4,762)**	**(653)**
Cell Captive investments	(517)	(1,233)	**(1,471)**	**(202)**
Unrestricted retained earnings under US GAAP	13,328	16,420	**19,168**	**2,629**

Statement of income classification items

US GAAP requires the disclosure of certain income statement items not disclosed elsewhere in the group financial statements.

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Revenues from other services	(26,822)	(27,689)	**(27,867)**	**(3,823)**
Income from rentals	(662)	(756)	**(691)**	**(95)**
Net sales of tangible products	(194)	(210)	**(431)**	**(59)**
Revenue from SA Government	(2,149)	(2,304)	**(2,458)**	**(337)**
Revenue from other related parties	(1,060)	(1,076)	**(1,093)**	**(150)**
Total operating revenue	(30,887)	(32,035)	**(32,540)**	**(4,464)**
Total revenue from services	(30,693)	(31,824)	**(32,109)**	**(4,405)**
– Subscription and connection	(5,168)	(5,595)	**(5,855)**	**(803)**
– Domestic (local and long distance)	(9,323)	(8,915)	**(8,106)**	**(1,112)**
– Fixed to mobile	(7,302)	(7,647)	**(7,646)**	**(1,049)**
– International outgoing	(1,135)	(1,001)	**(988)**	**(136)**
– Interconnection	(1,546)	(1,654)	**(1,639)**	**(225)**
– Data	(5,810)	(6,674)	**(7,489)**	**(1,027)**
– Directories and other	(409)	(338)	**(386)**	**(53)**
Revenue from product sales	(194)	(211)	**(431)**	**(59)**
Total operating revenue	(30,887)	(32,035)	**(32,540)**	**(4,464)**
Costs of services	13,941	12,888	**13,059**	**1,791**
Cost of sales related to services	75	83	**78**	**11**
Cost of tangible products sold	167	257	**492**	**68**
Operating expenses of other income and SG&A	8,162	8,175	**9,392**	**1,288**
Operating lease expenses	757	783	**763**	**105**
Total operating expense	23,102	22,186	**23,784**	**3,263**
Net interest and amortisation of debt expense#	1,276	418	**562**	**77**

Net interest and amortisation of debt expense exclude interest received from debtors of R189m (2006: R135m, 2005: R128m) which for IFRS was classified as Other Income.

46. US GAAP information (continued)

Additional US GAAP disclosure (continued)

The prior period revenue disclosures have been restated to correctly reflect the revenue received from the South African Government and other related parties.

The prior period net interest and amortisation of debt expense has been restated to correctly reflect the effects of finance costs and fair value adjustments.

Balance Sheet Classification Items

US GAAP requires the disclosure of certain balance sheet items not disclosed elsewhere in the group financial statements.

	March 31, 2005 Rm	March 31, 2006 Rm	March 31, 2007 Rm	*March 31, 2007 US$m
Amounts payable to affiliates	(491)	(520)	**(551)**	**(75)**
Trade creditors	(1,944)	(1,751)	**(2,247)**	**(309)**
Restructuring liability	(606)	(3)	**–**	**–**
Other amounts payable	(1,603)	(1,567)	**(1,372)**	**(188)**
Total payable	(4,644)	(3,841)	**(4,170)**	**(572)**

Other payables include the following broad categories of payables: Financial instrument payables, sundry provisions, accruals and VAT payable.

The prior periods balance sheet classification items have been restated to correctly reflect the effects of foreign trade creditors as Trade Creditors rather than other amounts payable and the amounts payable to controlled companies to Trade Creditors.

Provisions

The following restructuring provision has been included in other liabilities in the balance sheet items as disclosed in the IFRS financial statements for the Group:

Restructuring provision

Opening balance	97	606	**3**	**–**
Movement in provision	961	85	**24**	**3**
Workforce reduction payments	(452)	(688)	**(27)**	**(3)**
Closing balance restructuring liability	606	3	**–**	**–**

46. US GAAP information (continued)

US GAAP standards adopted in 2007

- In November 2004, the FASB issued SFAS151 'Inventory Costs, an amendment of ARB No. 43, Chapter 4' ('SFAS151'). The amendments made by SFAS151 clarify that 'abnormal' amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS151 did not have a material impact on the Group's financial position or results of operations.

- In December 2004, the FASB issued SFAS123 (revised 2004) 'Share-Based Payments' ('SFAS123R'). This statement eliminates the option to apply the intrinsic value measurement provisions of APB25 'Accounting for Stock Issued to Employees' to stock compensation awards issued to employees. Rather, SFAS123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognised over the period during which an employee is required to provide services in exchange for the award. SFAS123R provides an option when initially adopting the standard between the modified retrospective method and the modified prospective method. The impact of the adoption is that the deferred bonus scheme is no longer a reconciling item and a decrease in opening retained earnings of R12 million (net of tax of R6 million) in the 2005 financial year.

- In December 2004, the FASB issued SFAS153 'Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29' ('SFAS153'). The guidance in Accounting Principles Board Opinion 29 'Accounting for Non-monetary Transactions' ('APB29'), is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB29 included certain exceptions to that principle. SFAS153 amends APB29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The Group has adopted the provisions of SFAS153 for non-monetary asset exchange transactions entered into after April 1, 2006. The adoption of SFAS153 has had no material impact on its Group's financial position or results of operations.

- In March 2005 the Securities and Exchange Commission ('SEC') issued Staff Accounting Bulletin 'Share-based Payments' ('SAB107'). SAB107 summarises the views of the SEC staff regarding the interaction between SFAS123R and certain SEC rules and regulations, and provides the staff's views regarding the valuation of share based payment arrangements for public companies. The application of this bulletin has had no impact on the Group's financial position or results of operations.

46. US GAAP information (continued)

- In May 2005, the FASB issued Statement 154 'Accounting Changes and Error Corrections' ('SFAS154'). SFAS154 replaces APB Opinion No. 20 'Accounting Changes' and FASB Statement No. 3 'Reporting Accounting Changes in Interim Financial Statements.' SFAS154 applies to all voluntary changes in accounting principle and changes in the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The group has adopted this standard with effect from April 1, 2006. The adoption of this standard has had no impact on the Group's financial position or results of operations.

- In June 2005, the Emerging Issues Task Force reached a consensus in EITF Issue 05-6 'Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination'('EITF05-6').The Taskforce reached a consensus that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortised over the shorter of the useful life of the asset or the lease term (that includes reasonably assured lease renewals as determined on the date the leasehold improvements are acquired). The Group adopted this standard with effect from April 1, 2006. The adoption of EITF05-6 does not have a material impact on the Group's consolidated financial position or results of operations.

- In October 2005, the FASB issued FSP FAS123R 2 'Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123R'. The FSP provides an exception to the application of the concept of 'mutual understanding' in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a 'relatively short period of time' from the approval date. The Group has adopted the provisions of this FSP to new plans as from April 1, 2006. The adoption of this standard has no impact on the Group's financial position or results of operations.

- In September 2006, the FASB issued SFAS158 'Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans' ('SFAS158'). This statement requires an employer to recognise the over funded or under funded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. An employer with publicly traded equity securities is required to initially recognise the funded status of a defined benefit post-retirement plan and to provide the required disclosure as of the end of the fiscal year ending after December 15, 2006. Retrospective application of SFAS158 to any prior period is not permitted. The Group adopted the provisions of FAS158 at March 31, 2007 and the impact is disclosed in the financial statements of the Group.

46. US GAAP information (continued)

- In September 2006, the Emerging Issues Task Force issued Issue No 06-9 (EITF 06-9) 'Reporting a change in (or elimination of) a previously existing difference between the fiscal year end of a parent company and that of a consolidated subsidiary or equity method investee'. ARB 51 and Opinion 18 allow a parent to have a difference between the parent's reporting year-end and the reporting year-end of a consolidated entity or an investor to have a difference between the reporting year end of the investor and the reporting year end of an equity method investee to consolidate the results of an entity's operations. The task force reached a consensus that a parent or an investor should report a change to a previously existing difference between the parent's reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the reporting period of an investee in the parent's or investor's consolidated financial statements as a change in accounting principle in accordance with the provisions of Statement 154. The early adoption of this standard has no material impact on the Group's consolidated financial position or results of operations.

- In September 2006, the FASB issued SAB108 'Financial statement misstatements'. The interpretation of this Staff Accounting bulletin expresses the staff's views regarding the process of quantifying financial statement misstatements. This Staff Accounting Bulletin provides guidance on quantifying and evaluating the materiality of unrecognised misstatements. SAB108 requires that a company use both the 'iron curtain' and 'rollover' approaches when quantifying misstatement amounts. The determination that an error is material in a current year that includes prior-year effects may result in the need to correct prior-year financial statements, even if the misstatement in the prior year or years is considered immaterial. When companies correct prior year financial statements for immaterial errors, SAB108 does not require previously filed reports to be amended. Such correction may be made the next time the company files the prior year financials. The adoption of this standard has not resulted in a material impact in prior and current year financial statements.

Recently issued and not yet adopted accounting standards

The following new standards are being investigated to determine the possible impact on Group results:

Standards effective for the March 2008 financial year

- In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155 'Accounting for Certain Hybrid Financial Instruments' ('SFAS155'). SFAS155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities,' to be carried at fair value in its entirety, with changes in fair value recognised in earnings. In addition, SFAS155 requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The Group does not expect the adoption of SFAS155 to have a material impact on the consolidated financial position or results of operations.

46. US GAAP information (continued)

- In March 2006, the FASB issued SFAS No. 156 'Accounting for Servicing of Financial Assets' ('SFAS156'). SFAS156 addresses the accounting for recognised servicing assets and servicing liabilities related to certain transfers of the servicer's financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS156 requires that all recognised servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortisation method for each class of recognised servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS156 will have on the consolidated financial position or results of operations.

- In July 2006, the FASB issued FASB Interpretation No. 48 'Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109' ('FIN 48'). FIN48 prescribes a comprehensive model for how a company should recognise, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN48 is effective for the Group as of April 1, 2007. The Group is currently evaluating the impact of adopting FIN48 and is unable to estimate the impact at this time, if any, on the consolidated financial statements.

- EITF 06-2 'Accounting for sabbatical leave and other similar benefits pursuant to FASB43, Accounting for compensated absences'. The EITF concludes that the compensation should be recognised over a service period where the employee has a right to be compensated for absence subject to completion of minimum service period, in which benefits do not increase with years of service and the employee is not required to perform duties for the entity during absence. The impact of the EITF is still being assessed and it is not expected to have a material impact on the Group's financial position and results of operations.

- In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue No. 06-3, 'How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement' ('EITF06-3'). The scope of EITF06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Group previously disclosed that the Group records revenues net of value-added taxes and other taxes collected from customers that are remitted to governmental authorities.

46. US GAAP information (continued)

Standards for financial years beyond 2008

- In September 2006, the FASB issued SFAS No. 157 'Fair Value Measurements' ('SFAS157'). SFAS157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS157 becomes effective for the Company on April 1, 2008. Upon adoption, the provisions of SFAS157 are to be applied prospectively with limited exceptions. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS157 will have on the consolidated financial position or results of operations.

- In February 2007, the FASB issued SFAS159, 'The Fair Value Option for Financial Assets and Financial Liabilities'. The standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the 'fair value option'). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.

VODACOM GROUP (PROPRIETARY) LIMITED

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED MARCH 31, 2007

CONTENTS

REPORT OF THE INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of Vodacom Group (Proprietary) Limited

We have audited the accompanying consolidated balance sheets of Vodacom Group (Proprietary) Limited and subsidiaries (the "Group") as at March, 31 2007, 2006 and 2005, and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for the three years then ended as set out on pages F–146 to F–236. These consolidated annual financial statements are the responsibility of the Group's directors. Our responsibility is to express an opinion on these consolidated annual financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our audit opinion.

In our opinion, the consolidated annual financial statements present fairly, in all material respects, the financial position of the Group as at March, 31 2007, 2006 and 2005, and the results of its operations and its cash flows for the three years then ended in conformity with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act of South Africa.

Note 23 to the consolidated annual financial statements discloses the adoption of two new accounting pronouncements. These relate to the adoption of IFRS 8: "Operating Segments" which has adjusted disclosure of segments reported previously in terms of IAS 14: "Segment Reporting" as well as the adoption of the revised IAS 21: "The Effects of Changes in Foreign Exchange Rates" which resulted in all foreign exchange gains and losses on monetary investments in foreign operations being recognised in equity whereas some were previously recognised in the consolidated income statement.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated annual financial statements.

Deloitte & Touche

Registered Auditors

Per PJ Smit
Partner
Johannesburg, South Africa
June, 6, 2007

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request.

VODACOM GROUP (PROPRIETARY) LIMITED

CONSOLIDATED INCOME STATEMENTS
FOR THE THREE YEARS ENDED MARCH 31, 2007

	Notes	2005 Restated Rm	2006 Restated Rm	2007 Rm
REVENUE	1	27,315.3	34,042.5	41,146.4
OTHER OPERATING INCOME		63.8	125.1	119.8
DIRECT NETWORK OPERATING COST	2	(14,617.8)	(18,297.2)	(22,439.8)
DEPRECIATION	8	(2,413.6)	(2,651.6)	(2,901.8)
STAFF EXPENSES		(1,652.9)	(2,042.1)	(2,372.5)
MARKETING AND ADVERTISING EXPENSES		(767.3)	(976.9)	(1,146.4)
OTHER OPERATING EXPENSES		(751.3)	(1,042.7)	(1,063.6)
AMORTISATION OF INTANGIBLE ASSETS	9	(429.6)	(344.2)	(459.4)
IMPAIRMENT OF ASSETS	3	(268.4)	52.8	(22.9)
PROFIT FROM OPERATIONS	4	6,478.2	8,865.7	10,859.8
INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME	5	622.9	611.7	1,336.2
FINANCE COSTS	6	(599.6)	(1,250.9)	(1,800.0)
PROFIT BEFORE TAXATION		6,501.5	8,226.5	10,396.0
TAXATION	7	(2,613.3)	(3,083.7)	(3,836.0)
NET PROFIT		3,888.2	5,142.8	6,560.0
ATTRIBUTABLE TO:				
EQUITY SHAREHOLDERS		3,857.4	5,026.1	6,342.4
MINORITY INTERESTS		30.8	116.7	217.6

		2005 R	2006 R	2007 R
BASIC AND DILUTED EARNINGS PER SHARE	32	385,740	502,610	634,240
DIVIDEND PER SHARE	32	340,000	450,000	540,000

VODACOM GROUP (PROPRIETARY) LIMITED

CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2007

	Notes	2005 Restated Rm	2006 Restated Rm	2007 Rm
ASSETS				
NON-CURRENT ASSETS		13,888.4	16,079.2	20,844.3
Property, plant and equipment	8	11,576.9	13,386.6	17,073.2
Intangible assets	9	1,644.3	1,954.9	2,700.3
Financial assets	10	93.3	92.1	209.5
Deferred taxation	11	308.1	297.6	386.1
Deferred cost		236.9	311.2	396.4
Lease assets		28.9	36.8	78.8
CURRENT ASSETS		8,706.4	8,688.6	7,625.9
Deferred cost		428.3	451.8	574.8
Short-term financial assets	10	187.1	149.3	207.5
Inventory	12	479.5	454.3	364.3
Trade and other receivables	13	3,621.4	4,487.1	5,707.9
Cash and cash equivalents	31	3,990.1	3,146.1	771.4
TOTAL ASSETS		22,594.8	24,767.8	28,470.2
EQUITY AND LIABILITIES				
Ordinary share capital	14	*	*	*
Retained earnings		8,059.1	8,583.0	9,523.2
Non-distributable reserves	15	(299.9)	(194.0)	(97.4)
Equity attributable to equity holders of the parent		7,759.2	8,389.0	9,425.8
Minority interests	16	128.7	283.3	221.2
Total equity		7,887.9	8,672.3	9,647.0
NON-CURRENT LIABILITIES		3,233.1	2,236.6	3,812.1
Interest bearing debt	18	2,213.5	819.2	2,051.4
Non-interest bearing debt	19	-	-	3.0
Deferred taxation	11	472.1	602.3	757.3
Deferred revenue		240.7	320.3	412.3
Provisions	20	184.4	372.3	377.5
Other non-current liabilities	21	122.4	122.5	210.6
CURRENT LIABILITIES		11,473.8	13,858.9	15,011.1
Trade and other payables	22	4,830.8	5,104.7	6,874.4
Deferred revenue		1,411.4	1,604.5	1,904.8
Taxation payable		632.6	630.2	1,112.7
Non-interest bearing debt	19	4.3	4.3	-
Short-term interest bearing debt	18	381.6	1,645.5	501.0
Short-term provisions	20	595.0	623.0	741.8
Dividends payable		1,800.0	2,800.0	2,990.0
Derivative financial liabilities	39	1.0	60.9	7.2
Bank borrowings	31	1,817.1	1,385.8	879.2
TOTAL EQUITY AND LIABILITIES		22,594.8	24,767.8	28,470.2

* Share capital R100

VODACOM GROUP (PROPRIETARY) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE YEARS ENDED MARCH 31, 2007

		Attributable to equity shareholders				Minority interests	Total equity
		Share capital	Retained earnings	Non-distributable reserves	Total		
	Notes	Rm	Rm	Rm	Rm	Rm	Rm
BALANCE AT MARCH 31, 2004		*	7,836.1	(324.9)	7,511.2	93.0	7,604.2
Net profit for the year		-	3,857.4	-	3,857.4	30.8	3,888.2
Dividends declared	16,32	-	(3,400.0)	-	(3,400.0)	(3.8)	(3,403.8)
Contingency reserve	15	-	(1.0)	1.0	-	-	-
Acquired reserves from the minorities of Vodacom Congo (RDC) s.p.r.l.	15,30	-	(233.4)	82.1	(151.3)	-	(151.3)
Business combinations and other acquisitions	16,29	-	-	-	-	10.1	10.1
Revaluation of available-for-sale investments	15,16	-	-	0.2	0.2	0.1	0.3
Net gains and losses not recognised in the income statement	15,16						
Foreign currency translation		-	-	(58.3)	(58.3)	(1.5)	(59.8)
BALANCE AT MARCH 31, 2005 – RESTATED	23	*	8,059.1	(299.9)	7,759.2	128.7	7,887.9
Net profit for the year		-	5,026.1	-	5,026.1	116.7	5,142.8
Dividends declared	16,32	-	(4,500.0)	-	(4,500.0)	(0.9)	(4,500.9)
Contingency reserve	15	-	(2.2)	2.2	-	-	-
Business combinations and other acquisitions	16,29	-	-	-	-	46.5	46.5
Minority shares of VM, S.A.R.L.		-	-	-	-	8.0	8.0
Revaluation of available-for-sale investments	15,16	-	-	(0.2)	(0.2)	(0.1)	(0.3)
Net gains and losses not recognised in the income statement	15,16						
Foreign currency translation		-	-	103.9	103.9	(15.6)	88.3
BALANCE AT MARCH 31, 2006 - RESTATED	23	*	8,583.0	(194.0)	8,389.0	283.3	8,672.3
Net profit for the year		-	6,342.4	-	6,342.4	217.6	6,560.0
Dividends declared	16,32	-	(5,400.0)	-	(5,400.0)	(170.8)	(5,570.8)
Contingency reserve	15	-	(2.2)	2.2	-	-	-
Business combinations and other acquisitions	16,29	-	-	-	-	(136.4)	(136.4)
Net gains and losses not recognised in the income statement	15,16						
Foreign currency translation		-	-	94.4	94.4	27.5	121.9
BALANCE AT MARCH 31, 2007		*	9,523.2	(97.4)	9,425.8	221.2	9,647.0

* Share capital R100

VODACOM GROUP (PROPRIETARY) LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE THREE YEARS ENDED MARCH 31, 2007

	Notes	2005 Restated Rm	2006 Restated Rm	2007 Rm
CASH FLOW FROM OPERATING ACTIVITIES				
Cash receipts from customers		27,078.8	33,132.7	40,380.0
Cash paid to suppliers and employees		(17,066.8)	(22,042.4)	(26,513.9)
CASH GENERATED FROM OPERATIONS	24	10,012.0	11,090.3	13,866.1
Finance costs paid	25	(259.2)	(446.4)	(1,358.8)
Interest, dividends and other financial income received	26	246.8	338.6	1,035.1
Taxation paid	27	(2,744.4)	(2,980.3)	(3,303.3)
Dividends paid – equity shareholders		(3,100.0)	(3,500.0)	(5,300.0)
Dividends paid – minority shareholders		(5.2)	(0.9)	(80.8)
NET CASH FLOWS FROM OPERATING ACTIVITIES		4,150.0	4,501.3	4,858.3
CASH FLOW FROM INVESTING ACTIVITIES				
Additions to property, plant and equipment and intangible assets	28	(3,253.4)	(4,788.4)	(5,955.3)
Proceeds on disposal of property, plant and equipment and intangible assets		20.1	31.2	98.3
Business combinations and other acquisitions	29	(289.8)	(0.1)	(591.2)
Acquired cash from Vodacom Congo (RDC) s.p.r.l.	30	12.9	-	-
Other investing activities		136.0	(33.5)	(135.7)
NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES		(3,374.2)	(4,790.8)	(6,583.9)
CASH FLOW FROM FINANCING ACTIVITIES				
Non-interest bearing debt incurred		-	-	3.0
Interest bearing debt incurred		1,165.3	32.3	6.0
Interest bearing debt repaid		(1,332.3)	(89.7)	(141.3)
Finance lease capital repaid		(28.1)	(50.2)	(67.7)
NET CASH FLOWS UTILISED IN FINANCING ACTIVITIES		(195.1)	(107.6)	(200.0)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		580.7	(397.1)	(1,925.6)
Cash and cash equivalents at the beginning of the year		1,597.7	2,173.0	1,760.3
Effect of foreign exchange rate changes		(5.4)	(15.6)	57.5
(BANK BORROWINGS)/CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	31	2,173.0	1,760.3	(107.8)

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

I. BASIS OF PREPARATION

These consolidated annual financial statements of Vodacom Group (Proprietary) Limited ("the Group") have been prepared in accordance with International Financial Reporting Standards ("IFRS") and have been prepared on the historical cost basis, except for financial assets and financial liabilities (including derivative instruments) recorded at fair value or at amortised cost. The consolidated annual financial statements have been presented in South African Rands, as this is the currency in which the majority of the Group's transactions are denominated.

The principal accounting policies are consistent in all material respects with those applied in the previous period, except where disclosed elsewhere (Note 23).

The following are the principal accounting policies adopted by the Group in the preparation of these consolidated annual financial statements:

II. ACCOUNTING POLICIES

A. CONSOLIDATION

A.1 Basis of consolidation

The consolidated annual financial statements include the consolidated financial position, results of operations and cash flows of Vodacom Group (Proprietary) Limited and its subsidiaries, both foreign and domestic, up to March 31, 2007.

Minority interests are separately presented in the consolidated balance sheets and income statements.

Goodwill on the acquisition of subsidiaries and joint ventures is accounted for in accordance with the Group's accounting policy for intangible assets set out below.

A.2 Business combinations

■ **ACQUISITION OF A BUSINESS**

Business combination acquisitions are accounted for using the purchase method of accounting, whereby the acquisition is accounted for at its cost plus any costs directly attributable to the acquisition. Cost represents the cash or cash equivalents paid or the fair value or other consideration given, at the date of the acquisition. Business combinations include the acquisition of subsidiaries and joint ventures.

On acquisition, the identifiable assets, liabilities and contingent liabilities of the relevant subsidiaries or joint ventures, are measured based upon the Group's interest in their fair value at the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5"), which are recognised and measured at fair value less costs to sell. The interest of minority shareholders is recorded at the minority's share of the fair value of the identifiable assets, liabilities and contingent liabilities. Subsequently, any losses attributable to minority shareholders in excess of their interest, is allocated against the interest of the Group.

■ **DISPOSALS**

On subsequent disposal, the profit or loss on disposal is the difference between the selling price and the carrying value of net assets and liabilities disposed of, adjusted for any related carrying amount of goodwill in accordance with the Group's accounting policies.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

A. CONSOLIDATION (CONTINUED)

A.3 Subsidiaries

Subsidiaries are those entities controlled by the Group. Control is presumed to exist where the Group has an interest of more than one half of the voting rights and the power to control the financial and operating activities of the entities so as to obtain benefits from its activities. All subsidiaries are consolidated.

Inter-company balances and transactions, and resulting unrealised profits between Group companies, are eliminated in full on consolidation.

Where necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated annual financial statements are prepared using uniform accounting policies.

Investments in subsidiaries are consolidated from the date on which the Group has power to exercise control, up to the date on which power to exercise control ceases.

Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interest by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest's share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is therefore reflected as goodwill.

A.4 Joint ventures

Joint ventures, for the purpose of these consolidated annual financial statements, are those entities in which the Group has joint control through a contractual arrangement with one or more other venturers.

Investments in joint ventures are proportionately consolidated from the date on which the Group has power to exercise joint control, up to the date on which power to exercise joint control ceases.

Joint ventures are included using the proportionate consolidation method, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. The Group's share of the assets, liabilities, income, expenses and cash flows of joint ventures are combined on a line-by-line basis with similar items in the consolidated annual financial statements.

The Group's proportionate share of inter-company balances and transactions, and resulting unrealised profit or losses, between Group companies and jointly controlled entities are eliminated on consolidation.

B. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Land is not depreciated and is recorded at cost less accumulated impairment losses, if any.

The cost of property, plant and equipment includes all directly attributable expenditure incurred in the acquisition, establishment and installation of such assets so as to bring them to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs are not capitalised.

Depreciation is calculated so as to write off the cost of property, plant and equipment on a straight-line basis, over the estimated useful lives to the estimated residual value. Useful lives and residual values are reviewed on an annual basis. Residual values are measured as the estimated amount currently receivable for an asset if the asset were already of the age and condition expected at the end of its useful live. Each significant component included in an item of property, plant and equipment is separately recorded and depreciated.

Depreciation commences when the asset is ready for its intended use (in the case of infrastructure assets this is deemed to be the date of acceptance). Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale in accordance with IFRS 5 or the date the asset is derecognised. Depreciation is not ceased when assets are idle.

General purpose buildings and special purpose buildings are generally classified as owner-occupied. They are therefore held at cost and depreciated as property, plant and equipment and not regarded as investment properties.

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Depreciation commences when the assets are ready for their intended use.

B.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Maintenance and repairs, which neither materially add to the value of the assets nor appreciably prolong their useful lives, are recognised as an expense in the period incurred. Minor plant and equipment items are also recognised as an expense during the period incurred.

Profits or losses on the retirement or disposal of property, plant and equipment, determined as the difference between the actual proceeds and the carrying amount of the assets, are recognised in the consolidated income statement in the period in which they occur.

Property, plant and equipment acquired in exchange for a non-monetary asset or assets is measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Where a network infrastructure site lease contains a restoration clause, or where historical experience indicates that restoration costs will be incurred, a liability for the site restoration costs is recorded. The liability recorded is measured at the present value of the estimated future restoration costs to be incurred. The present value of the liability is capitalised to the underlying infrastructure asset to which the restoration costs relate at the inception of the restoration obligation. These amounts are amortised over the estimated useful life of the related infrastructure asset. The restoration liability is accreted to its future value over the lease period.

Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate, are accounted for as follows:

▪   changes in the liability are added, or deducted from, the cost of the reflected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit and loss.

▪   adjustments that result in additions to the cost of assets are tested for impairment if it is considered that the new carrying value of the asset is not fully recoverable.

C. INVESTMENT PROPERTIES

Investment properties, which are properties held to earn rentals and/or for capital appreciation, are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated so as to write off the cost of the investment property on a straight-line basis, over its estimated useful live to its estimated residual value. Depreciation commences when the property is ready for its intended use. The estimated useful lives of depreciable properties are disclosed under property, plant and equipment and can be general purpose buildings or special purpose buildings.

D. INTANGIBLE ASSETS

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, if any.

The following are the main categories of intangible assets:

D.1 Intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortised but instead are tested for impairment on an annual basis.

■ **GOODWILL**

Goodwill represents the excess of the cost of an acquisition of a subsidiary or joint venture, over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses previously recognised cannot be reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

D. INTANGIBLE ASSETS (CONTINUED)

D.2 Intangible assets with a finite useful life

Intangible assets with a finite useful life are amortised to the consolidated income statement on a straight-line basis over their estimated useful lives, which are reviewed on an annual basis. Amortisation commences when the intangible asset is available for use. The residual values of intangible assets are assumed to be zero.

■ LICENCES

Licences, which are acquired, other than through a business combination, to yield an enduring benefit, are capitalised at cost and amortised from the date of commencement of usage rights over the shorter of the economic life or the duration of the licence agreement.

■ CUSTOMER BASES

Cost of contract customer bases, prepaid customer bases and internet service provider customer bases acquired, other than through a business combination, represents the fair value at the acquisition date of mobile customer bases. Customer bases are amortised on a straight-line basis over their estimated useful lives.

■ TRADEMARKS AND PATENTS

Purchased trademarks and patents acquired, other than through business combinations, are capitalised at cost and amortised over their estimated useful lives. Expenditure incurred to develop, maintain and renew trademarks and patents internally generated is recognised as an expense in the period incurred.

■ COMPUTER SOFTWARE

Computer software that is not considered to form an integral part of any hardware equipment is recorded as intangible assets. The software is capitalised at cost and amortised over its estimated useful life.

D.3 Intangible assets not available for use

Intangible assets not available for use are not amortised but tested for impairment on an annual basis.

E. INVENTORY

Inventory is stated at the lower of cost and net realisable value. Cost is determined by the first-in-first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing it to its present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventory to net realisable value and all losses of inventory are recognised as an expense in the period that the write-down or loss occurs.

F. FOREIGN CURRENCIES

F.1 Transactions and balances

Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at settlement date or balance sheet date, whichever occurs first. Exchange differences on the settlement or translation of monetary assets or liabilities are included in finance costs and finance income in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in foreign currency are not translated. Exchange differences arising on the translation of non-monetary items carried at fair value are included in profit and loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

F. FOREIGN CURRENCIES (CONTINUED)

F.2 Foreign operations

The annual financial statements of foreign operations are translated into South African Rands for incorporation into the consolidated annual financial statements. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period.

All resulting unrealised exchange differences are classified as equity. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in the consolidated income statement as part of the gain or loss on disposal.

All gains and losses on the translation of equity loans to foreign entities that are intended to be permanent, whether they are denominated in one of the entities functional currencies or in a third currency, are recognised in equity.

Goodwill and intangibles arising on the acquisition of a foreign operation are treated as assets of the foreign operation and translated at the foreign exchange rates ruling at balance sheet date.

G. TAXATION

G.1 Current taxation

The charge for current taxation is based on the results for the period and is adjusted for items that are non-assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

G.2 Deferred taxation

Deferred taxation is provided using the balance sheet liability method for all temporary differences arising between the carrying amounts of assets and liabilities, on the consolidated balance sheet, and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortisation is not deductible for taxation purposes or on the initial recognition of assets or liabilities, which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss.

Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and joint ventures, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that it will not reverse in the foreseeable future.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the associated unused taxation losses or credits and deductible temporary differences can be utilised.

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group has the intention to settle its current tax assets and liabilities on a net basis.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities where the functional currency is different to the local currency are classified as a deferred taxation expense or income.

G.3 Secondary taxation on companies

Secondary Taxation on Companies ("STC") is provided for at the prevailing rate on the amount of the net dividend declared by Vodacom Group (Proprietary) Limited. It is recorded as a tax expense when dividends are declared.

STC credits on dividends received are recorded as assets in the period that they arise, limited to the amount recoverable based on the reserves available for distribution.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

H. EMPLOYEE BENEFITS

H.1 Post-employment benefits

The Group provides defined contribution funds for the benefit of employees, the assets of which are held in separate funds. The funds are funded by payments from employees and the Group. Contributions to the funds are recognised as an expense in the period in which the employee renders the related service.

The Group has no liability for contributions to the medical aid of retired employees.

H.2 Short-term and long-term benefits

The cost of all short-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognised during the period in which the employee renders the related service. The Group recognises the expected cost of bonuses only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate can be made.

The Group provides long-term incentives to eligible employees payable on termination or retirement. The Group's liability is based on an actuarial valuation. Actuarial gains and losses on the long-term incentives are accounted for through profit and loss in the year in which they arise.

H.3 Accumulative termination benefits

Accumulative termination benefits are payable whenever:
- an employee's employment is terminated before the normal retirement date, or
- an employee accepts voluntary redundancy.

The Group recognises termination benefits when it is constructively obliged to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value. If the amount can be reasonably estimated, the measurement of termination benefits is based on the number of employees expected to accept the offer.

H.4 Compensation benefits

Employees of wholly owned subsidiaries, including executive directors, are eligible for compensation benefits in the form of a deferred bonus incentive scheme. The benefit is recorded at the present value of the expected future cash outflows.

I. REVENUE RECOGNITION

Revenue net of discounts, which excludes Value Added Taxation and sales between Group companies, represents the invoiced value of goods and services supplied by the Group. The Group measures revenue at the fair value of the consideration received or receivable. Revenue is recognised only when it is probable that the economic benefits associated with a transaction will flow to the Group and the amount of revenue, and associated costs incurred or to be incurred, can be measured reliably. If necessary, revenue is split into separately identifiable components.

The Group invoices its independent service providers for the revenue billed by them on behalf of the Group. The Group, within its contractual arrangements with its agents, pays them administrative fees. The Group receives in cash, the net amount equal to the gross revenue earned less the administrative fees payable to the agents.

The recognition of revenue involves estimates and assumptions with regards to the useful life of the customer base. The estimates and assumptions are based on past experience.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

I.   REVENUE RECOGNITION (CONTINUED)

The main categories of revenue and bases of recognition for the Group are:

I.1   Contract products

Contract products that may include deliverables such as a handset and 24-month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

- Revenue from the handset is recognised when the product is delivered, limited to the amount of cash received.
- Monthly service revenue received from the customer is recognised in the period in which the service is delivered.
- Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full.
- Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in revenue.

I.2   Prepaid products

Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

- Revenue from the SIM-card, representing activation fees, is recognised over the average useful life of a prepaid customer.
- Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.
- Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer relationship, all deferred revenue for unused airtime is recognised in revenue.

Upon purchase of an airtime voucher the customer receives the right to make outgoing voice and data calls to the value of the airtime voucher. Revenue is recognised as the customer utilises the voucher.

Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the Group applies a period of 36 months before these revenue and costs are released to the consolidated income statement.

I.3   Data revenue

Revenue net of discounts, from data services is recognised when the Group has performed the related service and depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

I.4   Equipment sales

Equipment sales are recognised only when delivery and acceptance has taken place.

Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sale to third party service providers.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

I. REVENUE RECOGNITION (CONTINUED)

I.5 Other revenue and income

■ **INTERCONNECT AND INTERNATIONAL REVENUE**

Interconnect and international revenue is recognised on the usage basis.

■ **DIVIDENDS**

Dividends from investments or subsidiaries are recognised when the right to receive payment has been established.

■ **INTEREST**

Interest is recognised on a time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

J. LEASES

J.1 Lease classification

Leases involving property, plant and equipment whereby the lessor provides finance to the lessee with the asset as security, and where the lessee assumes the significant risks and rewards of ownership of those leased assets, are classified as finance leases.

Leases of property, plant and equipment to the lessee, under which the lessor effectively retains the significant risks and rewards of ownership of those leased assets, are classified as operating leases.

A lease of land and buildings is classified by considering the land and buildings elements separately. Minimum lease payments are allocated between the land and buildings elements in proportion to the relative fair values of the land and leasehold buildings elements of the lease.

J.2 Group as lessee

■ **FINANCE LEASES**

Lessee finance leases are capitalised, as property, plant and equipment, at their cash equivalent cost and a corresponding finance lease liability is raised. The cash equivalent cost is the lower of fair value of the asset or the present value of the minimum lease payments, at inception of the lease. Such assets are depreciated in accordance with the accounting policy on property, plant and equipment stated above.

Lease payments are allocated between lease finance costs and a capital reduction of the finance lease liability. Lease finance costs are allocated to the consolidated income statement over the term of the lease using the effective interest rate method, so as to produce a constant periodic rate of return on the remaining balance of the liability for each period.

■ **OPERATING LEASES**

Lessee operating lease rental payments are expensed in the consolidated income statement on a straight-line basis over the lease term.

When an operating lease is terminated before the lease term has expired any payment to the lessor that is required, by way of penalty, is recognised as an expense in the period in which termination takes place.

J. LEASES (CONTINUED)

J.3 Group as lessor

■ FINANCE LEASES

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group' net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

■ OPERATING LEASES

Lessor operating lease rental income is recognised in the consolidated income statement on a straight-line basis over the lease term. Such leased assets are included under property, plant and equipment and depreciated in accordance with the accounting policy stated above.

K. DERIVATIVE INSTRUMENTS

The Group recognises all derivative instruments on the consolidated balance sheet at fair value, including certain derivative instruments embedded in other contracts. Changes in the fair value of derivative instruments are recorded in earnings as they arise.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives unless the risks and characteristics are closely related to those host contracts or the host contracts are carried at fair value.

Where the fair value of derivatives cannot be reliably estimated, the derivatives are recorded at cost.

The Group does not use derivatives for trading or speculative purposes. However, derivatives that are not accounted for as hedges are classified as trading instruments in current assets.

L. FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES

L.1 Initial recognition and measurement

All financial instruments, other than derivatives which are dealt with above, are recognised in the consolidated balance sheets. Financial instruments are initially recognised when the Group becomes party to the contractual terms of the instruments and are measured at cost, which is the fair value of the consideration given (financial asset) or received (financial liability or equity instrument) for it.

Financial liabilities and equity instruments issued by the Group are classified on initial recognition as debt or equity or compound instruments in terms of IAS 32: Financial Instruments: Disclosure and Presentation ("IAS 32") on the basis of the contractual terms.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset.

Financial guarantee contracts are recognised initially at fair value and subsequently at the higher of the amount determined in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets or the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18: Revenue.

L.2 Financial assets

The Group's principal financial assets other than derivatives are investments, trade and other receivables and bank and cash balances:

■ INVESTMENTS

All financial assets not carried at fair value through profit or loss are initially recognised at fair value including directly attributable transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.

L. **FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES (CONTINUED)**

   L.2 **Financial assets (continued)**

   ■ INVESTMENTS (CONTINUED)

   Investments in equity instruments, excluding those in subsidiaries and joint ventures, are classified as available-for-sale investments and are stated at fair value. Gains and losses from changes in fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of or it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the consolidated income statements. These investments are included in non-current assets unless management intends to dispose of the investments within twelve months of the balance sheet date.

   Investments acquired principally for the purpose of generating a profit from the short-term fluctuations in price, are classified as financial assets at fair value through profit and loss and are recorded and measured at fair value. Financial assets at fair value through profit or loss consists of financial assets held-for-trading or those designated at fair value through profit or loss at inception. Gains and losses on these investments are recorded in the consolidated income statements. These investments are classified as current assets if they are either held-for-trading or are expected to be realised within twelve months of the balance sheet date.

   Held-to-maturity investments carried at amortised costs, using the effective interest rate method are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity.

   ■ RECEIVABLES

   Receivables that include interest bearing investments, investments in finance leases, trade and other receivables, and other loans are stated at original investment less principal payments, amortisations, and less accumulated impairment losses. Receivables originated by the Group by providing goods or services directly to the customer are carried at original invoice amount less provision for doubtful receivables. A provision for doubtful receivables is established when there is objective evidence that the Group has incurred a loss and will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount.

   The provision for doubtful receivables covers losses where there is objective evidence that the Group incurred a loss at the balance sheet date. These incurred loss events have been estimated based upon historical patterns of losses in each component, the credit ratings allocated to the customers and reflecting the current economic climate in which the borrowers operate. When a receivable is uncollectible, it is written off to the consolidated income statement. Subsequent recoveries are credited to the consolidated income statements.

   ■ BANK AND CASH BALANCES

   The accounting policy for bank and cash balances is dealt with under cash and cash equivalents set out below.

   L.3 **Financial liabilities**

   The Group's principal financial liabilities other than derivatives are interest bearing debt, trade and other payables, non-interest bearing debt, dividends payable, provisions, bank borrowings and other short-term debt:

   ■ INTEREST BEARING DEBT

   Interest bearing debt, including finance lease obligations, is originally recognised at fair value, net of transaction costs incurred. Interest bearing debt is subsequently stated at amortised cost, namely original debt less principal payments and amortisations. Any differences between proceeds and the redemption value are recognised in the consolidated income statement over the period of the debt using the effective interest rate method. The accounting policy for finance lease obligations is dealt with under leases set out above.

   Interest bearing debt is classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

   Preference shares, which are mandatory redeemable on a specific date are classified as liabilities. The dividends on these preference shares are recognised in the consolidated income statements as an interest expense.

   ■ TRADE AND OTHER PAYABLES

   Trade and other payables are stated at their cost.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

L. FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES (CONTINUED)

L.3 Financial liabilities (continued)

- **PUT OPTION LIABILITIES**

  A contract that contains an obligation for the Group to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability and is accounted for at the present value of the redemption amount. On initial recognition its fair value is reclassified directly from equity. Subsequent changes in the liability are included in profit and loss. On expiry or exercise of the option the carrying value of the liability is reclassified directly to equity.

- **DIVIDENDS PAYABLE**

  Dividends payable are stated at amounts declared.

- **PROVISIONS**

  Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account all of the available evidence, it is more likely than not that a present obligation exists at balance sheet date.

  The amount recognised, as a provision is the best estimate of the expenditure required to settle the present obligation at balance sheet date, taking into account risks and uncertainties surrounding the provision. Long-term provisions are discounted to net present value.

- **BANK BORROWINGS AND OTHER SHORT-TERM DEBT**

  The accounting policy for bank borrowings and other short-term debt is dealt with under cash and cash equivalents set out below.

L.4 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

The Group's principal equity instrument is ordinary share capital, which is recorded at the proceeds received, net of any direct issue costs.

L.5 Derecognition

Financial assets (or a portion thereof) are derecognised when the Group's rights to the cash flow expire or when the Group transfers substantially all the risks and rewards related to the financial asset or when the entity loses control of the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the consolidated income statements.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and settlement amounts paid are included in the consolidated income statements.

L.6 Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risks existing at balance sheet date, including independent appraisals and discounted cash flow methods. The carrying amounts of financial assets and liabilities with a maturity of less than six months are assumed to approximate their fair value.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

L.   FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES (CONTINUED)

L.7   Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

M.   IMPAIRMENT OF ASSETS

Goodwill and other assets that have an indefinite useful life and intangible assets not available for use are tested annually for impairment and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised if the recoverable amount of an asset is less than its carrying amount. The impairment loss is recognised as an expense in the consolidated income statement immediately. The recoverable amount of an asset is the higher of the assets fair value less cost of disposal and its value in use.

The fair value represents the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties.

The value in use of an asset represents the expected future cash flows, from continuing use and disposal that are discounted to their present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purpose of impairment testing, goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination. An impairment loss is recognised whenever the recoverable amount of a cash-generating unit is less than its carrying amount.

The impairment loss is allocated to reduce the carrying amount of the assets of the cash-generating unit, first to goodwill in respect of the cash generating unit, if any, and then to the other assets on a pro-rata basis based on their carrying amounts. The carrying amount of individual assets are not reduced below the higher of its value in use, zero or fair value less cost of disposal.

A previously recognised impairment loss related to assets is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognised in prior periods. No goodwill impairment losses are reversed.

After the recognition of an impairment loss, any depreciation or amortisation charge for the asset is adjusted for future periods to allocate the asset's revised carrying amount, less its estimated residual value, on a systematic basis over its remaining useful life.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

N. INSURANCE CONTRACTS

N.1 Premiums

Premiums written comprise the premiums on insurance contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are disclosed gross of commission to intermediaries and exclude Value Added Tax. Premiums written include adjustments to premiums written in prior accounting periods.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance business assumed.

The net earned portion of premiums received is recognised as revenue. Premiums are earned from the date of attachment of risk, over the indemnity period, based on the pattern of risks underwritten. Outward reinsurance premiums are recognised as an expense in accordance with the pattern of indemnity received.

N.2 Unearned premium provision

The provision for unearned premiums comprises the proportion of premiums written which is estimated to be earned in subsequent financial years, computed separately for each insurance contract using a time proportionate basis or another suitable basis for uneven risk contracts.

N.3 Claims incurred

Claims incurred consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims. Claims outstanding comprise provisions for the Group's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date whether reported or not, and an appropriate risk margin.

N.4 Contingency reserve

A reserve in equity is made for the full amount of the contingency reserve as required by the regulatory authorities in South Africa. Transfers to and from this reserve are treated as appropriations of retained income.

O. CASH AND CASH EQUIVALENTS

For the purpose of the consolidated cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.

Cash on hand is initially recognised at fair value and subsequently measured at its face value.

Deposits held on call are classified as loans receivable by the Group and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.

Bank borrowings, consisting of interest-bearing short-term bank loans, repayable on demand and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

P. BORROWING COSTS

Borrowing costs are expensed as they are incurred.

Q. EXPENSES

Marketing and advertising costs are expensed as they are incurred. Prepaid costs related to annual event sponsorships are expensed over the duration of the event.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

R. INCENTIVES

Incentives paid to service providers and dealers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for services delivered are expensed over the period that the related revenue is recognised.

Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual relationship period.

S. NON-CURRENT ASSETS HELD FOR SALE

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less cost to sell.

T. USE OF ESTIMATES

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in the relevant sections of the financial statements. Although these estimates are based on management's best knowledge of current events and actions they may undertake in the future, actual results ultimately may differ from those estimates.

U. COMPARATIVES

Certain comparative figures have been reclassified, where required or necessary, in accordance with current period classifications and presentation.

V. OPERATING SEGMENTS

The Group discloses its operating segments according to the entity components regularly reviewed by the chief operating decision maker. The components comprise of geographical operating segments located in South Africa and non-South African countries.

Segment information is prepared in conformity with the measure that is reported to the chief operating decision maker. These values have been reconciled to the consolidated financial statements. The measure reported by the Group is in accordance with the accounting policies adopted for preparing and presenting the consolidated financial statements.

Segment revenue excludes Value Added Taxation and includes intergroup revenue. Net revenue represents segment revenue from which intergroup revenue has been eliminated. Sales between segments are made on a commercial basis. Segment profit/(loss) from operations represents segment revenue less segment operating expenses. Segment expenses include direct and operating expenses. Impairments, depreciation and amortisation have been allocated to the segments to which they relate.

The segment assets and liabilities comprise all assets and liabilities of the different segments that are employed by the segment and that either are directly attributable to the segment, or can be allocated to the segment on a reasonable basis.

Capital expenditure in property, plant and equipment and intangible assets has been allocated to the segments to which it relates.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

	2005 Rm	2006 Rm	2007 Rm
1. REVENUE			
Airtime and access	16,190.8	20,085.8	23,707.5
Data revenue	1,340.5	2,037.6	3,341.7
Interconnect revenue	5,923.6	6,696.8	7,835.6
Equipment sales	2,687.3	3,985.6	4,699.1
International airtime	886.8	971.2	1,305.8
Other	286.3	265.5	256.7
	27,315.3	34,042.5	41,146.4
2. DIRECT NETWORK OPERATING COST			
Airtime and access	(4,953.7)	(5,596.0)	(6,929.0)
Data expenditure	(220.6)	(320.0)	(531.3)
Interconnect cost	(3,405.7)	(4,312.2)	(5,179.9)
Equipment cost	(2,979.0)	(4,173.9)	(5,022.8)
International airtime cost	(246.8)	(322.1)	(456.2)
Regulatory fees	(670.3)	(812.1)	(979.7)
Network operational expenses *	(1,393.8)	(1,781.0)	(2,248.1)
Other	(747.9)	(979.9)	(1,092.8)
	(14,617.8)	(18,297.2)	(22,439.8)

* Network operational expenses include transmission rental, site costs and site maintenance.

	2005 Rm	2006 Rm	2007 Rm
3. IMPAIRMENT OF ASSETS			
Intangible assets	(97.5)	(0.1)	(0.3)
Goodwill	-	-	(0.2)
Licences	(97.5)	-	-
Computer software	-	(0.1)	(0.1)
Property, plant and equipment	(170.9)	52.9	(22.6)
Infrastructure	(142.3)	59.9	(17.9)
Information services	(23.3)	(5.6)	(3.7)
Motor vehicles	(2.4)	(0.3)	(0.3)
Furniture and office equipment	(1.6)	(0.5)	(0.3)
Leasehold improvements	(0.6)	(0.3)	(0.1)
Other assets	(0.7)	(0.3)	(0.3)
(Impairment recognised)/Impairment reversed	(268.4)	52.8	(22.9)

Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2007, 2006 and 2005. The fair value of the assets was obtained from a knowledgeable, willing party on an arm's length basis, on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss in the 2006 financial year related to an increase in the fair value of infrastructure assets due to exchange rate fluctuations.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

	2005 Rm	2006 Rm	2007 Rm
4. PROFIT FROM OPERATIONS			
The profit from operations is arrived at after taking the following income/(expenditure) into account:			
Net profit/(loss) on disposal of property, plant and equipment and intangible assets	1.8	(26.8)	26.9
Loss on disposal of property, plant and equipment and intangible assets	(6.7)	(27.5)	(30.3)
Profit on disposal of property, plant and equipment and intangible assets	8.5	0.7	57.2
Profit on disposal of shares in subsidiary	-	-	17.4
Auditor's remuneration – audit fees	(8.3)	(14.9)	(16.6)
Current year audit fees	(7.8)	(14.0)	(16.2)
Prior year under-provision for audit fees	(0.1)	(0.8)	(0.2)
Telkom costs	(4.6)	(4.8)	(6.1)
Telkom recovery	4.6	4.8	6.1
Expenses	(0.4)	(0.1)	(0.2)
Auditor's remuneration – other services	(2.5)	(2.1)	(0.6)
Professional fees for consultancy services	(78.4)	(112.2)	(147.1)
Operating lease rentals	(613.1)	(870.7)	(1,259.1)
GSM transmission and data lines (Note 34)	(544.3)	(787.9)	(965.8)
Office accommodation	(43.4)	(47.6)	(65.1)
Other accommodation	(24.5)	(33.0)	(223.4)
Office equipment	(0.9)	(1.1)	(0.2)
Motor vehicles	-	(1.1)	(4.6)
Staff expenses - pension and provident fund contributions	(74.9)	(89.3)	(97.4)
Pension fund contributions	(70.7)	(76.4)	(84.7)
Provident fund contributions	(4.2)	(12.9)	(12.7)
(Increase)/Decrease in provision for obsolete inventory (Note 12)	17.5	(15.9)	(18.3)
Decrease/(Increase) in provision for doubtful receivables (Note 13)	(11.3)	6.0	15.8
Bad debts written off	(52.2)	(42.3)	(94.8)

Marketing and advertising expenses include broadcasting, branding, publications and sponsorship expenditure.

Other operating expenses include accommodation costs, auditor's remuneration, consultancy fees, information technology costs, insurance, office administration costs, sales and distribution costs, social economic investment costs, subsistence and travel costs and transport costs.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

4. PROFIT FROM OPERATIONS (CONTINUED)

Insurance activities

The Group offers a range of insurance contracts to its customers providing protection against specified risks associated with the ownership of a cell phone. These products are offered through a cell captive facility maintained with Nova Risk Partners Limited, a South African registered short-term insurance company. The cell facility is further used to issue insurance contracts to Group companies to provide cover against a variety of insurable risks including assets own risk and the extended warranty provided to customers. These inter-company transactions are eliminated on consolidation of the cell captive.

In terms of the shareholder agreement, the Group carries all the risks and rewards related to the business underwritten in the cell captive facility. The risks are closely monitored by the Group through the ongoing review of the performance of the underlying insurance products. Premium rate adjustments are used to mitigate the associated insurance risks.

Provided below is a summarised underwriting account giving details of the R28.8 million (2006: R52.5 million; 2005: R19.5 million) underwriting profit included in profit from operations:

	2005 Rm	2006 Rm	2007 Rm
Net earned premiums	89.7	112.7	131.6
Gross claims incurred	(45.6)	(51.7)	(67.4)
Net reinsurance (expense)/income	(11.6)	10.7	(11.6)
Net operating expenses	(13.0)	(19.2)	(23.8)
Underwriting profit	19.5	52.5	28.8

5. INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME

	2005	2006	2007
Banks and loans	93.6	89.4	30.6
Income from investments at fair value through profit and loss	8.0	7.8	10.4
Other interest income	15.8	19.7	23.2
Gain on foreign exchange contract revaluation	155.1	211.2	617.9
Gain on foreign liability and asset revaluation	318.4	266.4	640.9
Interest rate swap interest	11.6	13.0	10.2
Interest rate swap revaluation	20.4	4.2	2.9
Dividends received – unlisted investment	-	-	0.1
	622.9	611.7	1,336.2

6. FINANCE COSTS

	2005	2006	2007
Bank overdraft	(39.1)	(15.2)	(131.4)
Finance leases	(127.3)	(121.6)	(112.3)
Funding loans	(32.2)	(73.8)	(89.4)
Interest on minority shareholder loan *	(7.2)	(8.1)	(9.7)
Other finance costs	(24.2)	(30.6)	(26.3)
Interest rate swap interest	(5.5)	-	-
Interest rate swap revaluation	(11.3)	(10.8)	(12.8)
Loss on foreign exchange contract revaluation	(143.4)	(471.8)	(150.2)
Loss on foreign liability and asset revaluation	(209.4)	(519.0)	(1,018.6)
Put option liability revaluation (Note 22)	-	-	(249.3)
	(599.6)	(1,250.9)	(1,800.0)

* This amount of R9.7 million (2006: R8.1 million; 2005: R7.2 million) relates to notional interest on the loan from Caspian Construction Company Limited and Planetel Communications Limited, that was re-measured at amortised cost, at an effective interest rate of LIBOR plus 5%, for which no consideration has been recorded.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

	2005 Rm	2006 Rm	2007 Rm
7. TAXATION			
South African normal taxation	(2,082.6)	(2,375.6)	(3,058.7)
Current year	(2,091.3)	(2,337.9)	(3,063.7)
Prior year over/(under) provision	8.7	(37.7)	5.0
Deferred taxation	36.0	(136.2)	44.0
Current year	35.2	(177.0)	45.3
Prior year (under)/over provision	(6.3)	40.8	(1.3)
Taxation rate change *	7.1	-	-
Secondary taxation on companies – current year	(429.4)	(562.5)	(692.7)
Foreign taxation	(13.4)	(29.8)	(34.3)
Current year	(13.3)	(29.4)	(34.0)
Prior year under provision	(0.1)	(0.4)	(0.3)
Foreign deferred taxation	(123.9)	20.4	(94.3)
Current year	(75.2)	43.5	(135.4)
Prior year under/(over) provision	(48.7)	(22.0)	41.1
Taxation rate change #	-	(1.1)	-
	(2,613.3)	(3,083.7)	(3,836.0)

	2005 Rm	2005 %	2006 Rm	2006 %	2007 Rm	2007 %
Reconciliation of rate of taxation						
Normal taxation on profit before taxation	1,950.5	30.0	2,385.7	29.0	3,014.9	29.0
Adjusted for:						
Disallowed expenditure	131.3	2.0	135.6	1.7	205.8	2.0
Unrecognised taxation asset	118.8	1.8	149.9	1.8	86.5	0.9
Functional vs local reporting currency	(153.6)	(2.4)	45.3	0.6	(226.8)	(2.2)
Revaluation of tax base of qualifying assets	80.7	1.2	(181.6)	(2.2)	98.6	0.9
Translation to US$	61.8	1.0	(16.8)	(0.2)	95.7	0.9
Secondary taxation on companies	429.4	6.7	562.5	6.9	692.7	6.7
Secondary taxation on companies credits	(3.8)	-	-	-	3.8	-
Prior year (over)/under provision	46.4	0.7	19.3	0.2	(44.5)	(0.4)
Foreign taxation rate differences	(30.8)	(0.5)	(15.6)	(0.2)	(48.6)	(0.5)
Taxation rate change * #	(7.1)	(0.1)	1.1	-	-	-
Foreign taxation	5.7	0.1	8.7	0.1	10.4	0.1
Taxation not payable due to tax concession	-	-	-	-	(81.2)	(0.8)
Foreign controlled entity passive income imputed	8.6	0.1	17.8	0.2	27.9	0.3
Business combination contingent purchase consideration	-	-	(20.6)	(0.3)	-	-
Utilisation of investment deductions	(10.2)	(0.2)	0.2	-	-	-
Utilisation of taxation loss	(12.6)	(0.2)	(6.9)	(0.1)	-	-
Exempt income	(0.1)	-	(1.1)	-	-	-
Other adjustments	(1.7)	-	0.2	-	0.8	-
	2,613.3	40.2	3,083.7	37.5	3,836.0	36.9

* Deferred taxation was calculated at 29% for all South African entities at March 31, 2005 following a change in the corporate taxation rate. The revised taxation rate was applicable to normal taxation with effect from the 2006 financial year.

Deferred taxation was calculated at 25% for Vodacom Lesotho (Proprietary) Limited at March 31, 2006 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2007 financial year.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8. **PROPERTY, PLANT AND EQUIPMENT**

	Cost	Accumulated depreciation and impairment	Net book value
2005	**Rm**	**Rm**	**Rm**
Land and buildings	936.2	(87.4)	848.8
Infrastructure	18,902.5	(9,012.8)	9,889.7
Information services	1,678.0	(1,106.0)	572.0
Community services	91.9	(73.0)	18.9
Motor vehicles	158.1	(93.7)	64.4
Furniture and office equipment	234.5	(180.3)	54.2
Leasehold improvements	294.6	(192.6)	102.0
Other assets	64.2	(37.3)	26.9
	22,360.0	(10,783.1)	11,576.9

	Cost	Accumulated depreciation and impairment	Net book value
2006	**Rm**	**Rm**	**Rm**
Land and buildings	1,033.9	(105.0)	928.9
Infrastructure	22,556.3	(10,925.7)	11,630.6
Information services	1,623.9	(1,100.4)	523.5
Community services	107.8	(65.9)	41.9
Motor vehicles	154.4	(90.8)	63.6
Furniture and office equipment	251.3	(203.0)	48.3
Leasehold improvements	361.4	(214.9)	146.5
Other assets	33.2	(29.9)	3.3
	26,122.2	(12,735.6)	13,386.6

	Cost	Accumulated depreciation and impairment	Net book value
2007	**Rm**	**Rm**	**Rm**
Land and buildings	1,277.9	(135.4)	1,142.5
Infrastructure	26,788.9	(12,084.6)	14,704.3
Information services	1,924.0	(1,248.5)	675.5
Community services	127.2	(72.3)	54.9
Motor vehicles	192.7	(103.6)	89.1
Furniture and office equipment	335.9	(233.0)	102.9
Leasehold improvements	538.2	(276.5)	261.7
Other assets	74.3	(32.0)	42.3
	31,259.1	(14,185.9)	17,073.2

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Reconciliation 2005	Land and buildings Rm	Infra-structure Rm	Information services Rm	Community services Rm	Motor vehicles Rm	Furniture & office equipment Rm	Leasehold improvements Rm	Other assets Rm	Total Rm
Opening balance	831.4	9,060.1	760.4	28.4	51.2	60.6	97.2	23.2	10,912.
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	4.5	457.9	115.4	-	4.0	4.8	7.7	2.0	596.
Transfer from investment properties	9.9	-	-	-	-	-	-	-	9.
Additions	21.7	2,781.7	371.5	1.3	35.2	17.4	37.9	21.7	3,288.
Disposals	-	(10.8)	(3.0)	-	(2.2)	(0.6)	(0.2)	(1.5)	(18.
Foreign currency translation	-	60.5	3.5	-	0.4	0.3	-	(1.5)	63.
Depreciation	(18.7)	(1,952.5)	(326.7)	(10.8)	(21.8)	(26.8)	(40.0)	(16.3)	(2,413.
Business combinations	-	-	4.9	-	-	0.1	-	-	5.
Impairments (Note 3)	-	(142.3)	(23.3)	-	(2.4)	(1.6)	(0.6)	(0.7)	(170.
Transfer to intangible assets/Asset category transfer (Note 9)	-	(364.9)	(330.7)	-	-	-	-	-	(695.
Closing balance	848.8	9,889.7	572.0	18.9	64.4	54.2	102.0	26.9	11,576.

Reconciliation 2006	Land and buildings Rm	Infra-structure Rm	Information services Rm	Community services Rm	Motor vehicles Rm	Furniture & office equipment Rm	Leasehold improvements Rm	Other assets Rm	Total Rm
Opening balance	848.8	9,889.7	572.0	18.9	64.4	54.2	102.0	26.9	11,576.
Reclassified to finance lease receivables	-	-	-	-	(12.0)	-	-	-	(12.
Additions	98.2	4,237.9	237.2	16.1	27.1	23.0	55.3	4.6	4,699.
Disposals	-	(51.0)	(1.7)	-	(0.2)	(0.4)	(0.1)	(3.0)	(56.
Foreign currency translation	(0.5)	(246.0)	(3.8)	-	(1.8)	(0.9)	(0.9)	-	(253.
Depreciation	(17.6)	(2,530.0)	(41.9)	6.9	(13.6)	(24.9)	(22.0)	(8.5)	(2,651.
Business combinations	-	-	1.7	-	-	-	-	-	1.
Impairments (Note 3)	-	59.9	(5.6)	-	(0.3)	(0.5)	(0.3)	(0.3)	52.
Transfer from intangible assets / Asset category transfer (Note 9)	-	270.1	(234.4)	-	-	(2.2)	12.5	(16.4)	29.
Closing balance	928.9	11,630.6	523.5	41.9	63.6	48.3	146.5	3.3	13,386.

Reconciliation 2007	Land and buildings Rm	Infra-structure Rm	Information services Rm	Community services Rm	Motor vehicles Rm	Furniture & office equipment Rm	Leasehold improvements Rm	Other assets Rm	Total Rm
Opening balance	928.9	11,630.6	523.5	41.9	63.6	48.3	146.5	3.3	13,386.
Additions	214.3	5,239.2	302.3	19.6	41.3	71.9	208.3	40.2	6,137.
Disposals	(1.3)	(60.5)	(4.0)	(0.1)	(5.1)	(0.2)	-	-	(71.
Foreign currency translation	4.0	479.9	12.8	-	3.2	2.0	4.0	0.6	506.
Depreciation	(21.5)	(2,580.0)	(181.2)	(6.5)	(13.6)	(29.8)	(67.6)	(1.6)	(2,901.
Business combinations	-	2.4	-	-	0.2	3.0	-	-	5.
Impairments (Note 3)	-	(17.9)	(3.7)	-	(0.3)	(0.3)	(0.1)	(0.3)	(22.
Transfer from intangible assets / Asset category transfer (Note 9)	18.1	10.6	25.8	-	(0.2)	8.0	(29.4)	0.1	33.
Closing balance	1,142.5	14,704.3	675.5	54.9	89.1	102.9	261.7	42.3	17,073.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2005 Net book value Rm	2006 Net book value Rm	2007 Net book value Rm
Freehold land and buildings			
Portions 859, 847, 827 and 828 of the farm Randjesfontein No. 405, Midrand, RSA	37.5	37.5	37.5
Holding 182, Erand Agricultural Holdings Ext 1, RSA	1.6	1.6	1.6
Erf 200, Chelmsfordville, Pietermaritzburg, RSA	0.1	0.1	0.1
Portion 8 of erf 1606, New Germany, Pietermaritzburg, RSA	0.5	0.5	0.5
1046 Mama Yemo Avenue, Lubumbashi, Province De Katanga, DRC	0.9	1.0	1.2
Kinshasa Building (Justice), 292 Justice Avenue, Gombe, Kinshasa, DRC	8.6	8.3	24.9
MSC Building, Maseru West, Lesotho	0.7	0.6	0.6
Stand 13, 14 and 15, Eastwood Road, Dunkeld West, RSA	14.4	14.1	14.1
6195 Boulevard du 30 Juin, Kinshasa, Kinshasa, DRC	7.6	7.4	8.5
Portions 878 and 879 of the farm Randjesfontein No. 405, Midrand, RSA	10.7	52.5	75.9
Erf 2102, Silverton, Ext 54, RSA	-	33.9	22.4
Portion 751 of the farm Randjesfontein No. 405, Midrand, RSA	-	14.6	159.5
Holding 191, Erand Agricultural Holdings Ext 1, RSA	-	7.6	7.0
MSC, Vodacom Hatfield, iParioli, RSA	-	-	0.5
Erf 911, Hawthorne Road, Framesby, Port Elizabeth, RSA	-	-	8.8
Erf 498, Hurlingham Ext 5 Township, RSA	-	-	2.1
Holding 179, Erand Agricultural Holdings Ext 1, RSA	-	-	7.7
Portion 1 of Plot 37, Estoire Settlement, Bloemfontein, Free State (MSC), RSA	-	-	4.6
Portion 787 of the farm Randjesfontein No.405, Midrand, RSA			6.2
Portion 8 of erf 18, Atholl Township, RSA	-	-	9.2
Portion 807 of the farm Randjesfontein No. 405, Midrand, RSA	-	-	5.1
Portion 827 and 828 of the farm Randjesfontein No. 405, Midrand, RSA	-	-	12.3
Balance carried forward	82.6	179.7	410.3

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2005 Net book value Rm	2006 Net book value Rm	2007 Net book value Rm
Balance brought forward	82.6	179.7	410.3
Leasehold land and buildings			
Portion 827, 828, 847 and 859 of the farm Randjesfontein No. 405, Midrand, RSA	262.4	256.8	251.1
Portion 769 of the farm Randjesfontein No. 405, RSA	156.8	154.3	151.6
Stand 34083, Bellville, City of Tygerberg, RSA	104.7	103.3	101.7
Erf 5259 and 5260, Montague Gardens, RSA	93.3	91.8	90.2
Portion 748 of the farm Randjesfontein No. 405, Midrand, RSA	85.5	83.9	82.2
Portion 791 of the farm Randjesfontein No. 405, Midrand, RSA	49.7	45.9	41.9
Erf 33153, Belville, Cape Town, RSA	10.1	9.9	9.7
43 Kwale Road, Dar es Salaam, Tanzania *	3.7	3.3	3.8
	766.2	749.2	732.2
Total freehold and leasehold land and buildings	848.8	928.9	1,142.5

Debt is collateralised over leasehold land and buildings and the fair value of the lease liability is R786.3 million (2006: R911.5 million; 2005: R956.8 million). A register with details of the cost price and date of acquisition of all land and buildings is available for inspection at the registered office.

Land and buildings in which the Group occupies more than 25% of the floor space or when the primary purpose is the service and connection of Vodacom customers are classified as property, plant and equipment.

The estimated useful lives of depreciable property, plant and equipment are as follows:

General purpose buildings	50 years
Special purpose buildings	15 years
Infrastructure	
- Radio	1 - 10 years
- Intelligent Networks	5 - 8 years
- Switching	5 - 10 years
- Transmission	8 years
- Billing	5 - 6 years
- Value added services equipment	3 - 8 years
Community services	2 - 10 years
Information services	3 - 5 years
SIM centre	3 - 8 years
Office automation	3 - 5 years
Other assets	
- Motor vehicles	4 years
- Furniture and fittings	4 - 5 years
- Office equipment	4 years

* The land and building is held under a 99 year lease.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The Group is required to measure the residual value of an item of property, plant and equipment. Management has determined that radio, intelligent networks, transmission, switching, information services, billing and administration, value added services, sim centres and community services categories of property, plant and equipment have no active market and the value of the asset at the end of its life would therefore be nil or insignificant.

The above categories are not exhaustive and will depend on the existence of an active market for the asset. The Group ensures that proper documentation exists to support the non-existence of an active market. For assets with an active market, confirmation of residual values is received from third parties.

During the current financial year the Group reviewed the estimated useful lives and residual values of property, plant and equipment. The review resulted in a reduction of R 14.7 million in the current year's depreciation charge.

9. INTANGIBLE ASSETS

2005	Cost Rm	Accumulated amortisation and impairment Rm	Net book value Rm
Goodwill	932.1	(518.6)	413.5
Licences	338.0	(211.4)	126.6
Trademarks and patents	209.7	(78.8)	130.9
Customer bases	863.2	(593.4)	269.8
Computer software	2,123.3	(1,419.8)	703.5
	4,466.3	(2,822.0)	1,644.3

2006	Cost Rm	Accumulated amortisation and impairment Rm	Net book value Rm
Goodwill	1,002.0	(518.1)	483.9
Licences	306.3	(186.6)	119.7
Trademarks and patents	390.4	(132.5)	257.9
Customer bases	863.2	(700.3)	162.9
Computer software	2,375.6	(1,445.1)	930.5
	4,937.5	(2,982.6)	1,954.9

2007	Cost Rm	Accumulated amortisation and impairment Rm	Net book value Rm
Goodwill	1,455.8	(524.6)	931.2
Licences	439.0	(229.2)	209.8
Trademarks and patents	390.4	(169.8)	220.6
Customer bases	919.3	(760.3)	159.0
Computer software	2,827.5	(1,647.8)	1,179.7
	6,032.0	(3,331.7)	2,700.3

9. **INTANGIBLE ASSETS (CONTINUED)**

Reconciliation 2005	Goodwill Rm	Licences Rm	Trademarks & patents Rm	Customer bases Rm	Computer software Rm	Total Rm
Opening balance	344.3	181.6	173.5	303.3	-	1,002.7
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	51.3	50.6	-	-	-	101.9
Additions	-	-	-	-	205.4	205.4
Foreign currency translation	(0.8)	9.0	-	-	-	8.2
Amortisation	-	(17.1)	(42.6)	(172.4)	(197.5)	(429.6)
Business combinations	18.7	-	-	138.9	-	157.6
Impairment of assets (Note 3)	-	(97.5)	-	-	-	(97.5)
Transfer from property, plant and equipment (Note 8)	-	-	-	-	695.6	695.6
Closing balance	413.5	126.6	130.9	269.8	703.5	1,644.3

Reconciliation 2006	Goodwill Rm	Licences Rm	Trademarks & patents Rm	Customer bases Rm	Computer software Rm	Total Rm
Opening balance	413.5	126.6	130.9	269.8	703.5	1,644.3
Contingent purchase consideration	36.2	-	-	-	-	36.2
Additions	-	3.3	-	-	438.8	442.1
Disposals	-	-	-	-	(1.6)	(1.6)
Foreign currency translation	(1.4)	(1.7)	-	-	(4.0)	(7.1)
Amortisation	-	(8.5)	(52.3)	(106.9)	(176.5)	(344.2)
Business combinations	35.6	-	179.3	-		214.9
Impairment of assets (Note 3)					(0.1)	(0.1)
Transfer to property, plant and equipment (Note 8)	-	-	-	-	(29.6)	(29.6)
Closing balance	483.9	119.7	257.9	162.9	930.5	1,954.9

Reconciliation 2007	Goodwill Rm	Licences Rm	Trademarks & patents Rm	Customer bases Rm	Computer software Rm	Total Rm
Opening balance	483.9	119.7	257.9	162.9	930.5	1,954.9
Additions	372.2	93.9	-	-	611.2	1,077.3
Disposals	-	-	-	-	(0.2)	(0.2)
Foreign currency translation	19.0	16.6	-	(0.4)	13.0	48.2
Amortisation	-	(20.4)	(37.3)	(60.0)	(341.7)	(459.4)
Business combinations	56.3	-	-	56.5	-	112.8
Impairment of assets (Note 3)	(0.2)	-	-	-	(0.1)	(0.3)
Transfers from Property, plant and equipment (Note 8)	-	-	-	-	(33.0)	(33.0)
Closing balance	931.2	209.8	220.6	159.0	1,179.7	2,700.3

9. **INTANGIBLE ASSETS (CONTINUED)**

The estimated useful lives of intangible assets are currently as follows:

- Mobile licences	5 – 30 years
- Contract and prepaid mobile customers	36 – 96 months
- Trademarks and patents	10 – 15 years
- Computer software	2 - 8 years
- Internet service provider subscribers	3 years

The company uses the following indicators to determine useful lives:

- Expected usage of the asset
- Expected physical wear and tear
- Technical or commercial obsolescence

The largest components of individual material intangibles relates to licences and trademarks and patents of the Group that have estimated remaining useful lives of between 12 to 17 years and 9 years to 11 years respectively as at March 31, 2007. The licence and other intangible assets of Vodacom Tanzania Limited are pledged as security for the project finance funding obtained (Note 18).

10. **FINANCIAL ASSETS**

	2005 Short-term portion Rm	2005 Long-term portion Rm	2005 Total Rm	2006 Short-term portion Rm	2006 Long-term portion Rm	2006 Total Rm
Loans and receivables (Note 10.1)	-	93.3	93.3	-	92.1	92.1
Investments at fair value through profit and loss (Note 10.2)	101.1	-	101.1	111.7	-	111.7
Available-for-sale investments (Note 10.3)	16.8	-	16.8	-	-	-
Derivative financial assets (Note 10.4)	69.2	-	69.2	37.6	-	37.6
	187.1	93.3	280.4	149.3	92.1	241.4

	2007 Short-term portion Rm	2007 Long-term portion Rm	2007 Total Rm
Loans and receivables (Note 10.1)	16.2	114.4	130.6
Investments at fair value through profit and loss (Note 10.2)	135.7	-	135.7
Available-for-sale investments (Note 10.3)	-	80.8	80.8
Derivative financial assets (Note 10.4)	55.6	-	55.6
Other investments (Note 10.5)	-	14.3	14.3
	207.5	209.5	417.0

10. FINANCIAL ASSETS (CONTINUED)

10.1 Loans and receivables

	2005 Rm	2006 Rm	2007 Rm
Planetel Communications Limited	42.7	42.1	49.6

The loan with a nominal value of US$6.8 million issued during the 2003 year bears interest at LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding (Note 18).

Caspian Construction Company Limited	50.6	50.0	58.8

The loan with a nominal value of US$8.1 million issued during the 2003 year bears interest at LIBOR plus 5%. Caspian Construction Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding (Note 18).

Sekha-Metsi Investment Consortium Limited	-	-	16.2

The loan was advanced to Sekha-Metsi Investment Consortium Limited and bears interest at South African overdraft interest rates plus a margin of 2%. Interest is payable monthly in arrears. The loan is repayable on demand when Sekha-Metsi Investment Consortium Limited is able to obtain a loan externally. Sekha-Metsi Investment Consortium Limited have pledged their shares in Sekha-Metsi Enterprises (Proprietary) Limited as security for the

Number Portability Company (Proprietary) Limited	-	-	6.0

The shareholder loan made to Number Portability Company (Proprietary) Limited ("NPC") for an amount of R6.0 million at March 2007, is subordinated and ranks behind the claims of all creditors of NPC for repayment until such time as the assets of NPC fairly valued exceed its liabilities and in such case, the loan shall cease to be subordinated to the extent that the assets of NPC exceed its liabilities from time to time. The shareholder loan bears interest at the maximum rate of the prevailing South African prime rate of 10.5% or a lesser rate determined by a resolution past by majority vote of the board at a duly constituted meeting of such board.

	93.3	92.1	130.6
Less: Short-term portion of loans and receivables			
Sekha-Metsi Investment Consortium Limited	-	-	(16.2)
Long-term portion of loans and receivables	93.3	92.1	114.4

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

10. **FINANCIAL ASSETS (CONTINUED)**

   10.2 Investments at fair value through profit and loss

   10.2.1 Investments held for trading

2005	Maturity period	Interest rate	Market value Rm
Details of the maturity periods and interest rates of the money market investments at year end are as follows:	0 – 12 months	7.3% - 8.5%	101.1
Less: Short-term portion of investments held for trading			(101.1)
Long-term portion of investments held for trading			-

2006	Maturity period	Interest rate	Market value Rm
Details of the maturity periods and interest rates of the money market investments at year end are as follows:	0 – 12 months	5.6% - 7.3%	111.7
Less: Short-term portion of investments held for trading			(111.7)
Long-term portion of investments held for trading			-

2007	Maturity period	Interest rate	Market value Rm
Details of the maturity periods and interest rates of the money market investments at year end are as follows:	0 – 12 months	6.5% - 9.4%	135.7
Less: Short-term portion of investments held for trading			(135.7)
Long-term portion of investments held for trading			-

   10.3 Available-for-sale investments

	2005 Rm	2006 Rm	2007 Rm
Listed investment – SAGE shares	16.8	-	-
9,090,909 ordinary shares of R0.01 each			
Unlisted Investment – WBS Holdings (Proprietary) Limited	-	-	80.8
2,500 ordinary shares of R0.01 each			
	16.8	-	80.8
Less: Short-term portion of available-for-sale			
Listed investment – SAGE shares	(16.8)	-	-
Long-term portion of available-for-sale	-	-	80.8

Directors' valuation of unlisted investments are not materially different from the carrying amount of the investments.

   10.4 Derivative financial assets

	2005 Rm	2006 Rm	2007 Rm
Interest rate swap asset (Note 39)	44.2	37.6	27.7
Foreign currency derivative asset (Note 39)	25.0	-	27.9
	69.2	37.6	55.6

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

10. FINANCIAL ASSETS (CONTINUED)

10.5 Other investments

	2005 Rm	2006 Rm	2007 Rm
Other investments	-	-	14.3
The Group purchased a 10% equity stake in G-Mobile Holdings Limited and a 25.93% equity stake in Gogga Tracking Solutions (Proprietary) Limited. The investee companies also granted the Group an option to increase the investments (Note 39).			
Long-term portion of other investments	-	-	14.3

Other investments are carried at cost and reflect the directors' valuations of these investments.

10.6 Maturity of financial assets

	2008 Rm	2009 Rm	2010 Rm	2011 Rm	2012 Rm	2013 onwards Rm	Total Rm
Loans and receivables	16.2	108.4	-	-	-	6.0	130.6
Investments at fair value through profit and loss	135.7	-	-	-	-	-	135.7
Derivative financial assets	55.6	-	-	-	-	-	55.6
Available-for-sale investments	-	-	-	-	-	80.8	80.8
Other investments	-	-	-	-	-	14.3	14.3
	207.5	108.4	-	-	-	101.1	417.0

The fair value of the Group's investments is estimated at R417.0 million (2006: R241.4 million; 2005: R280.4 million).

11. DEFERRED TAXATION

	2005 Rm	2006 Rm	2007 Rm
Deferred taxation assets	308.1	297.6	386.1
Deferred taxation liabilities	(472.1)	(602.3)	(757.3)
	(164.0)	(304.7)	(371.2)

11.1 Components

	2005 Rm	2006 Rm	2007 Rm
Capital allowances	(1,086.6)	(1,243.6)	(1,626.2)
Foreign equity revaluation reserves	11.9	12.6	4.5
Remeasurement of shareholder loans liabilities	(21.7)	(19.5)	(16.8)
Remeasurement of shareholder loans assets	36.4	32.5	29.5
Taxation losses	278.8	223.1	232.5
Provisions and deferred income	634.1	797.2	1,006.0
Prepayments and other allowances	(24.2)	10.8	(84.9)
Customer bases	(77.0)	(46.7)	(53.4)
Trademarks and patents	(33.4)	(56.4)	(47.9)
Fair value adjustment of properties	(2.2)	(2.0)	(2.0)
Foreign exchange	89.0	(22.9)	180.9
Secondary taxation on companies credits	3.8	3.8	-
Other	27.1	6.4	6.6
	(164.0)	(304.7)	(371.2)

11.2 Reconciliation

	2005 Rm	2006 Rm	2007 Rm
Balance at the beginning of the year	(132.3)	(164.0)	(304.7)
Deferred taxation – Income statement expense (Note 7)	(87.9)	(115.8)	(50.3)
Foreign equity revaluation reserve	(0.1)	0.7	(8.1)
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	96.3	-	-
Business combinations			
Acquisition of customer base	(41.7)	-	(17.5)
Acquisition of trademark and patents	-	(35.8)	-
Acquisition of subsidiary	1.7	-	-
Foreign exchange differences on consolidation of foreign subsidiaries	-	10.2	9.3
Other	-	-	0.1
Balance at the end of the year	(164.0)	(304.7)	(371.2)

Provision for taxation, which could arise if undistributed retained profit of certain subsidiaries is remitted, is only made where a decision has been taken to remit such retained profits. The Group did not provide for Secondary Taxation on Companies ("STC") on its undistributed earnings which is payable when it declares dividends to its shareholders, as the taxation will only be payable once the dividends are declared.

Deferred tax is not raised at a rate other than the normal taxation rate as the intention of the Group is to hold assets for use and not for resale.

11. DEFERRED TAXATION (CONTINUED)

11.3 Utilisation of taxation losses

	2005 Rm	2006 Rm	2007 Rm
Opening taxation loss	1,187.1	1,194.8	1,538.7
Foreign exchange movement on opening taxation loss	(8.1)	(142.3)	104.5
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	158.0	-	-
Prior year (under)/over statement	72.9	24.3	(129.7)
Current year taxation loss (utilised)/created	(215.1)	461.9	(300.8)
Closing taxation loss	1,194.8	1,538.7	1,212.7
Utilised to reduce net deferred taxation liability	(839.6)	(662.3)	(78.4)
Deferred taxation at 40%	(268.7)	(244.1)	-
Deferred taxation at 32%	-	-	(78.4)
Deferred taxation at 30%	(570.9)	(418.2)	-
Taxation losses available to reduce deferred taxation	355.2	876.4	1,134.3

There are estimated unused taxation losses to the value of R1,134.3 million (2006: R876.4 million; 2005: R355.2 million) available to reduce the net deferred taxation liability. The effect of this would be a R363.0 million (2006: R279.4 million; 2005: R109.3 million) reduction in the net deferred taxation liability for the year to R8.2 million (2006: R25.3 million; 2005: R54.1 million).

The growth of the Group following its geographical expansion into other African countries over the past few years has made the estimation and judgement required in recognising and measuring deferred taxation balances more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependant on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and therefore often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and current taxation payments.

12. INVENTORY

	2005 Rm	2006 Rm	2007 Rm
Merchandise	438.4	397.5	287.3
Other inventory	41.1	56.8	77.0
	479.5	454.3	364.3
Inventory carried at net realisable value	289.8	215.1	163.1

12.1 Inventory valuation allowance included above

	2005 Rm	2006 Rm	2007 Rm
Balance at the beginning of the year	(78.9)	(62.8)	(78.0)
Foreign exchange movement on opening balance	-	0.7	(1.3)
(Charged to)/Reversed from costs and expenses	17.5	(15.9)	(18.3)
Business combinations	(1.4)	-	-
Balance at the end of the year	(62.8)	(78.0)	(97.6)

The cost of inventories recognised as an expense during the period is reflected as equipment costs (Note 2).

The cost of inventories recognised as an expense includes R35.7 million (2006: R6.9 million; 2005: Rnil) in respect of write downs of inventory to net realisable value, and has been reduced by R18.6 million (2006: R2.3 million; 2005: Rnil) in respect of the reversal of such write downs. Previous write downs have been reversed as a result of increased sale prices in certain markets.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

13. TRADE AND OTHER RECEIVABLES

	2005 Rm	2006 Rm	2007 Rm
Trade receivables	3,316.5	4,097.2	5,211.5
Prepayments	185.3	205.2	192.3
Value added taxation	69.0	88.1	147.7
Interest income receivable	35.7	41.5	51.3
Lease assets	-	13.1	32.9
Other	14.9	42.0	72.2
	3,621.4	4,487.1	5,707.9

13.1 Doubtful receivable allowance included above

	2005	2006	2007
Balance at the beginning of the year	(75.6)	(94.0)	(85.1)
Foreign exchange movement on opening balance	(0.2)	2.9	(6.1)
Reversed from/(Charged to) costs and expenses	(11.3)	6.0	15.8
Business combinations	(6.9)	-	-
Balance at the end of the year	(94.0)	(85.1)	(75.4)

13.2 Finance leases

	Within one year Rm	Between two and five years Rm	After five years Rm	Total Rm
Staff benefits	6.0	6.2	-	12.2
Computers	26.9	37.5	-	64.4
Present value of minimum lease payments	32.9	43.7	-	76.6

The Group provides motor vehicles to certain of its executives. These executives may retain these assets at the end of the lease period, normally between three and four years. In terms of IAS 17: Leases ("IAS 17"), these arrangements are regarded as finance leases and the cost of the assets are capitalised as finance lease receivables and amortised on a straight line basis over the period of the use agreement to employee cost. The implicit interest rate is zero.

The Group provides laptop or desktop computers to customers who enter into certain contract agreements. The customers retain these computers at the end of the contract period. In terms of IAS 17, these arrangements are regarded as finance leases and accounted for, using the effective interest rate method. The interest rate inherent in these leases is currently between zero and 0.08% per annum.

The long-term portion of R43.7 million is reflected as part of lease assets on the consolidated balance sheet.

14. ORDINARY SHARE CAPITAL

	2005 R	2006 R	2007 R
Authorised			
100,000 ordinary shares of R0.01 each	1,000	1,000	1,000
Issued			
10,000 ordinary shares of R0.01 each	100	100	100

The unissued share capital is not under the control of the Board of Directors.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

15. NON-DISTRIBUTABLE RESERVES

	2005 Rm	2006 Rm	2007 Rm
Foreign currency translation reserve (Note 15.1)	(323.7)	(225.5)	(123.0)
Taxation on foreign currency translation reserve (Note 15.1)	12.3	18.0	9.9
Contingency reserve (Note 15.2)	11.3	13.5	15.7
Revaluation of available-for-sale investments (Note 15.3)	0.2	-	-
	(299.9)	(194.0)	(97.4)
Reconciliation			
Balance at the beginning of the year	(324.9)	(299.9)	(194.0)
Foreign currency translation reserve	23.8	103.9	94.4
Acquisition of Vodacom Congo (RDC) s.p.r.l. (Note 30)	82.1	-	-
Foreign currency translation for the year	(58.6)	98.2	102.5
Taxation for the year	0.3	5.7	(8.1)
Other non-distributable reserves			
Transferred from distributable reserves – contingency reserve	1.0	2.2	2.2
Revaluation of available-for-sale investments	0.2	(0.2)	-
Balance at the end of the year	(299.9)	(194.0)	(97.4)

15.1 Foreign currency translation reserve and taxation

The financial results of foreign operations are translated into South African Rands for incorporation into the consolidated results. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period. All resulting unrealised foreign exchange differences are classified as equity.

This reserve also includes gains and losses on the translation of equity loans to foreign entities that are intended to be permanent.

Deferred taxation and normal taxation on the foreign currency translation reserve relates only to the translation of equity loans advanced to foreign subsidiaries.

15.2 Contingency reserve

In terms of the Short-term Insurance Act of 1998 the Group's cell captive partner, Nova Risk Partners Limited is required to recognise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act). This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.

15.3 Revaluation of available-for-sale investments

Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of (Note 10).

16. MINORITY INTERESTS

	2005 Rm	2006 Rm	2007 Rm
Distributable reserves	187.8	358.1	268.5
Non-distributable reserves	(59.1)	(74.8)	(47.3)
	128.7	283.3	221.2
Reconciliation			
Balance at the beginning of the year	93.0	128.7	283.3
Profit allocated to minority interest	30.8	116.7	217.6
Foreign currency translation reserve	(1.5)	(15.6)	27.5
Revaluation of available-for-sale investments	0.1	(0.1)	-
Business combinations and other acquisitions	10.1	46.5	(136.4)
Minority shares of VM, S.A.R.L.	-	8.0	-
Dividend to minority shareholders	(3.8)	(0.9)	(170.8)
Balance at the end of the year	128.7	283.3	221.2

17. ANALYSIS OF RECOGNISED INCOME AND EXPENSES – RESTATED

	2005	2006	2007
(Loss)/Gain on revaluation of available-for-sale investment	0.3	(0.3)	-
Foreign currency translation reserve	(59.8)	88.3	121.9
NET PROFIT/(LOSS) RECOGNISED DIRECTLY IN EQUITY	(59.5)	88.0	121.9
Net profit for the year	3,888.2	5,142.8	6,560.0
TOTAL RECOGNISED INCOME AND EXPENSE FOR THE YEAR	3,828.7	5,230.8	6,681.9
ATTRIBUTABLE TO:			
Equity shareholders	3,799.3	5,129.8	6,436.8
Minority interests	29.4	101.0	245.1

18. INTEREST-BEARING DEBT

	2005 Short-term portion Rm	2005 Long-term portion Rm	2005 Total Rm	2006 Short-term portion Rm	2006 Long-term portion Rm	2006 Total Rm
Finance leases (Note 18.1)	50.5	807.2	857.7	79.2	728.3	807.5
Funding loans (Note 18.2)	323.7	1,406.3	1,730.0	1,527.3	90.9	1,618.2
Other short-term loans (Note 18.3)	7.4	-	7.4	39.0	-	39.0
	381.6	2,213.5	2,595.1	1,645.5	819.2	2,464.7

	2007 Short-term portion Rm	2007 Long-term portion Rm	2007 Total Rm
Finance leases (Note 18.1)	113.6	615.0	728.6
Funding loans (Note 18.2)	365.5	1,436.4	1,801.9
Other short-term loans (Note 18.3)	21.9	-	21.9
	501.0	2,051.4	2,552.4

18. INTEREST-BEARING DEBT (CONTINUED)

18.1 Finance leases

	2005 Rm	2006 Rm	2007 Rm
Vodacom (Proprietary) Limited	574.9	537.7	479.7
The finance leases are collateralised by various land and buildings with a book value of R477.3 million (2006: R489.1 million; 2005: R500.1 million), bearing interest at fixed effective interest rates of between 12.1% and 16.9% per annum and are repayable between 1 and 6 years. The residual payment on settlement date is R144.4 million.			
Vodacom Service Provider Company (Proprietary) Limited	282.8	269.8	248.9
The finance lease is collateralised by land and buildings with a book value of R251.1 million (2006: R256.8 million; 2005: R262.4 million), and bearing interest at a fixed effective interest rate of 14.8% per annum. Payments are made every six months in arrears and commenced on March 1, 2002. The finance lease expires on September 1, 2011.			
	857.7	807.5	728.6
Less: Short-term portion of finance leases			
Vodacom (Proprietary) Limited	(37.6)	(58.3)	(83.0)
Vodacom Service Provider Company (Proprietary) Limited	(12.9)	(20.9)	(30.6)
Short-term portion of finance leases	(50.5)	(79.2)	(113.6)
Long-term portion of finance leases	807.2	728.3	615.0

The fair value of the Group's finance lease liability is R786.3 million (2006: R911.5 million; 2005: R956.8 million).

Repayment of finance leases:

	2008 Rm	2009 Rm	2010 Rm	2011 Rm	2012 Rm	2013 onwards Rm	Total Rm
Future minimum lease payments *	211.7	271.2	153.6	200.6	98.7	82.1	1,017.9
Finance costs	(98.1)	(76.9)	(55.1)	(39.0)	(15.2)	(5.0)	(289.3)
Net present value	113.6	194.3	98.5	161.6	83.5	77.1	728.6

* Future minimum lease payments include residual payments at the end of the lease term.

18. INTEREST-BEARING DEBT (CONTINUED)

18.2 Funding Loans

	2005 Rm	2006 Rm	2007 Rm
Planetel Communications Limited	38.5	41.6	53.5
The shareholder loan of US$8.4 million (2006: US$8.4 million; 2005: US$8.4 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was re-measured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 10) during the 2003 financial year. The gain on re-measurement was included in equity.			
Caspian Construction Company Limited	45.7	49.3	63.6
The shareholder loan of US$10.0 million (2006: US$10.0 million; 2005: US$10.0 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. This loan became non-interest bearing and was re-measured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 10) during the 2003 financial year. The gain on re-measurement was included in equity.			
Project finance funding to Vodacom Tanzania Limited	285.1	184.0	94.9
The drawn down portions of the project finance funding from external parties include the following: (a) Netherlands Development Finance Company of US$3.8 million (2006: US$7.6 million; 2005: US$10.1 million); (b) Deutsche Investitions- und Entwicklungsgesellschaft mbH of €3.9 million (2006: €7.8 million; 2005: €10.4 million); (c) Standard Corporate and Merchant Bank of US$4.0 million (2006: US$8.0 million; 2005: US$12.0 million); (d) Barclays Bank (Local Syndicate Tanzania) TSH nil (2006: TSH5,703.8 million; 2005: TSH10,968.8 million). The funding is collateralised by a charge over 51% of the shares, the licence and Vodacom Tanzania Limited's tangible and intangible assets. The loans bear interest based upon the foreign currency denomination of the project financing between 6.0% and 14.4% per annum and will be fully repaid by March 2008.			
Balance carried forward	369.3	274.9	212.0

18. INTEREST-BEARING DEBT (CONTINUED)

18.2 Funding loans (continued)

	2005	**2006**	**2007**
Balance brought forward	369.3	274.9	212.0
Term loan to Vodacom International Limited	1,128.8	1,114.4	1,311.9
The loan provided by Standard Bank Plc and RMB International (Dublin) Limited that amounts to US$180.0 million (2006: US$180.0 million; 2005: US$180.0 million) is collateralised by guarantees provided by the Group. The loan, originally repayable on July 19, 2006, was refinanced during the current period. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.			
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	231.9	228.9	269.5
The preference shares of US$37.0 million (2006: US$37.0 million; 2005: US$37.0 million) bear interest at a rate of 4% per annum. The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.			
Sekha-Metsi Investment Consortium Limited			
The shareholder loan bears no interest and is repayable in 10 equal 6 monthly instalments commencing on September 30, 2006. Effective April 1, 2007 the repayment terms changed to 4 equal 6 monthly instalments. The loan was remeasured at amortised cost at a fixed effective interest rate of 13.7% during the current financial period. The gain on re-measurement is included in equity.	-	-	2.5
Number Portability Company (Proprietary) Limited			
The Group's share of the shareholders loan provided, amounted to R6.0 million at March 31, 2007. The shareholder loan is subordinated and bears interest at the maximum rate of the prevailing South African prime rate of 10.5%, or a lesser rate determined by the board of Number Portability Company (Proprietary) Limited.	-	-	6.0
	1,730.0	1,618.2	1,801.9
Less: Short-term portion of funding loans			
Project finance funding to Vodacom Tanzania Limited	(91.8)	(184.0)	(94.9)
Term loan to Vodacom International Limited	-	(1,114.4)	-
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	(231.9)	(228.9)	(269.5)
Sekha-Metsi Investment Consortium Limited	-	-	(1.1)
Short-term portion of funding loans	(323.7)	(1,527.3)	(365.5)
Long-term portion of funding loans	1,406.3	90.9	1,436.4

The carrying value of the Group's funding loan liability approximates its fair value.

18. INTEREST-BEARING DEBT (CONTINUED)

18.3 Other short-term loans

	2005 Rm	2006 Rm	2007 Rm
Vodacom Congo (RDC) s.p.r.l.	6.3	37.1	21.9
The short-term facilities amount to US$3.0 million (2006: US$6.0 million; 2005: US$1.0 million). US$1.0 million of these facilities bears interest at 18% per annum with no fixed repayment terms. US$2.0 million of these facilities is repayable on June 30, 2007 and bears interest at LIBOR plus 6% per annum.			
Other	1.1	1.9	-
	7.4	39.0	21.9

The fair value of the Group's short-term loans is R21.9 million (2006: R39.0 million; 2005: R7.4 million).

18.4 Repayment of interest bearing debt

	2008 Rm	2009 Rm	2010 Rm	2011 Rm	2012 Rm	2013 onwards Rm	Total Rm
Finance leases							
Vodacom (Proprietary) Limited	83.0	151.6	41.4	86.9	39.7	77.1	479.7
Vodacom Service Provider Company (Proprietary) Limited	30.6	42.7	57.1	74.7	43.8	-	248.9
Funding loans							
Planetel Communications Limited	-	53.5	-	-	-	-	53.5
Caspian Construction Company Limited	-	63.6	-	-	-	-	63.6
Project finance funding to Vodacom Tanzania Limited	94.9	-	-	-	-	-	94.9
Term loan to Vodacom International Limited	-	-	1,311.9	-	-	-	1,311.9
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	269.5	-	-	-	-	-	269.5
Sekha-Metsi Investment Consortium Limited	1.1	1.4		-	-	-	2.5
Mobile Number Portability Company (Proprietary) Limited	-	-	-	-	-	6.0	6.0
Other short-term loans	21.9		-	-	-	-	21.9
	501.0	312.8	1,410.4	161.6	83.5	83.1	2,552.4

19. NON-INTEREST BEARING DEBT

	2005 Rm	2006 Rm	2007 Rm
Sekha-Metsi Investment Consortium Limited	4.3	4.3	-
The minority shareholder's loan was previously uncollateralised and no repayment terms were determined. During the 2007 financial year the loan became repayable (Note 18).			
Minority shareholders of Smartcom (Proprietary) Limited	-	-	3.0
The minority shareholder's loan amounting to R3.0 million is unsecured, bears no interest and no repayment terms have been arranged.			
	4.3	4.3	3.0
Less: Short-term portion of non-interest bearing debt			
Sekha-Metsi Investment Consortium Limited	(4.3)	(4.3)	-
Long-term portion of non-interest bearing debt	-	-	3.0

The fair value of the Group's non-interest bearing debt approximates its fair value.

20. PROVISIONS

	2005 Rm	2006 Rm	2007 Rm
Deferred bonus incentive provision (Note 20.1)	423.9	452.4	500.7
Bonus provision (Note 20.2)	203.1	279.8	330.6
Leave pay provision (Note 20.3)	58.3	70.8	90.9
Warranty provision (Note 20.4)	28.2	32.8	-
Long-term incentive provision (Note 20.5)	-	122.1	161.2
Other (Note 20.6)	65.9	37.4	35.9
	779.4	995.3	1,119.3

Timing of Provisions

	2005 Rm	2006 Rm	2007 Rm
Within one year	595.0	623.0	741.8
After one year	184.4	372.3	377.5
	779.4	995.3	1,119.3

20. PROVISIONS (CONTINUED)

Reconciliation 2005	Deferred bonus incentive provision Rm	Bonus provision Rm	Leave pay provision Rm	Warranty provision Rm	Long-term incentive provision Rm	Other Rm
Balance at the beginning of the year	359.5	149.1	53.9	34.3	-	55.3
Provision created	207.1	240.0	15.7	11.3	-	65.5
Provision utilised	(142.7)	(186.0)	(11.3)	(17.4)	-	(54.9)
Balance at the end of the year	423.9	203.1	58.3	28.2	-	65.9

Reconciliation 2006	Deferred bonus incentive provision Rm	Bonus provision Rm	Leave pay provision Rm	Warranty provision Rm	Long-term incentive provision Rm	Other Rm
Balance at the beginning of the year	423.9	203.1	58.3	28.2	-	65.9
Provision created	188.0	321.1	25.1	38.5	139.0	25.3
Provision utilised	(159.5)	(244.4)	(12.6)	(33.9)	(16.9)	(53.8)
Balance at the end of the year	452.4	279.8	70.8	32.8	122.1	37.4

Reconciliation 2007	Deferred bonus incentive provision Rm	Bonus provision Rm	Leave pay provision Rm	Warranty provision Rm	Long-term incentive provision Rm	Other Rm
Balance at the beginning of the year	452.4	279.8	70.8	32.8	122.1	37.4
Provision created	191.6	380.2	24.7	-	39.1	29.2
Provision utilised	(143.3)	(329.4)	(4.6)	(32.8)	-	(30.7)
Balance at the end of the year	500.7	330.6	90.9	-	161.2	35.9

20. PROVISIONS (CONTINUED)

Provisions are required to be recorded when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

Best estimates, being the amount that the Group would rationally pay to settle the obligation, are recognised as provisions at balance sheet date. Risks, uncertainties and future events are taken into account by management in determining the best estimates. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement. All provisions are reviewed at each balance sheet date.

Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that result in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down.

The Group records provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

20.1 Deferred bonus incentive provision

The deferred bonus incentive provision represents the present value of the expected future cash outflows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.

The value of the bonus entitlements are determined based upon the audited consolidated annual financial statements of the Group. Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. The participating rights of employees vest at different stages and employees are entitled to cash in their entitlements within one year after the participating rights have vested. The provision is utilised when eligible employees receive the value of vested entitlements.

20.2 Bonus provision

The bonus provision consists of a performance bonus based on the achievement of the predetermined financial targets, payable to all levels of staff.

20.3 Leave pay provision

The leave pay provision relates to vested leave pay to which employees may become entitled upon leaving the employment of the Group. The provision arises as employees render a service that increases their entitlement to future compensated leave. The provision is utilised when employees who are entitled to leave pay, leave the employment of the Group or when the accrued leave due to an employee is utilised.

20.4 Warranty provision

The warranty provision covered manufacturing defects in the second year of warranty on handsets sold to customers. The estimate was based on claims notified and past experience. The suppliers of the various handsets will assume responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

20. PROVISIONS (CONTINUED)

20.5 Long-term incentive provision

The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees receive the value of vested benefits.

	2005 Rm	2006 Rm	2007 Rm
Net liability at beginning of year	-	-	122.1
Interest cost	-	6.5	9.6
Current service cost	-	9.1	17.6
Recognised actuarial losses	-	123.4	13.3
Net cost	-	139.0	162.6
Total benefit payments	-	(16.9)	(1.4)
Net liability at end of year	-	122.1	161.2
Key assumptions:			
General inflation rate (%)	-	4.7	5.1
Discount rate (%)	-	7.4	8.0
Salary inflation (%)	-	5.7	6.1
Valuation date	-	March 31, 2006	March 31, 2007

20.6 Other

Other provisions for the Group include provisions for advertising support payments received from suppliers of handsets and various other smaller provisions. The advertising provision represents the advertising expenditure not yet incurred or claimed by the Group or external service providers.

21. OTHER NON-CURRENT LIABILITIES

	2005 Rm	2006 Rm	2007 Rm
Operating lease liability (Note 21.1)	122.4	122.5	150.4
Licence obligation (Note 21.2)	-	-	90.7
	122.4	122.5	241.1

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

21. OTHER NON-CURRENT LIABILITIES (CONTINUED)

	2005 Rm	2006 Rm	2007 Rm
21.1 Operating lease liability	122.4	122.5	150.4
The value of the Group's operating lease liability is R150.4 million (2006: R122.5 million; 2005: R122.4 million). The liability is due to the recognition of the operating lease expense on a straight line basis over the lease term (Note 34).			
21.2 Licence obligation	-	-	90.7
On December, 9 2004, ICASA amended the Vodacom South Africa licence to allow for access to the 1800 Megahertz frequency spectrum band and the 3G radio spectrum band. The costs to the Group for the 1800 Megahertz frequency spectrum band obligations is estimated at R68.8 million. The net present value, at a discount rate of 8%, over three years, amounts to R59.1 million. The cost to the Group for the 3G radio spectrum band obligations is estimated at R36.8 million. The net present value, at a discount rate of 8%, over three years amounts to R31.6 million.			
	122.4	122.5	241.1
Less: Short-term portion of other non-current liabilities			
Operating lease liability	-	-	(0.3)
Licence obligation	-	-	(30.2)
Short-term portion of other non-current liabilities*	-	-	(30.5)
Long-term portion of other non-current liabilities	122.4	122.5	210.6

* The short-term portion of other non-current liabilities is included in the trade and other payables note (Note 22).

22. TRADE AND OTHER PAYABLES

	2005 Rm	2006 Rm	2007 Rm
Trade payables	3,466.8	3,315.4	4,021.3
Capital expenditure creditors	1,089.9	1,478.7	2,274.9
Value added taxation	91.6	100.3	121.9
Sundry accruals	75.4	89.4	110.8
Revenue charged in advance	67.2	64.2	34.2
Interest accrual	39.9	56.7	62.0
Put option liability #	-	-	249.3
	4,830.8	5,104.7	6,874.4

The obligation to settle the Congolese Wireless Networks s.p.r.l. put option (Note 39) in cash gives rise to an obligation which represents a financial liability. The value of the liability amounted to Rnil million as at March 31, 2006 and 2005. During the current financial year the liability was re-measured through the consolidated income statement.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

23. CHANGES IN ACCOUNTING POLICIES

Reconciliation 2005	Balance as previously reported Rm	Foreign Exchange Difference Rm	Balance as restated Rm
Income statement			
Interest, dividends and other financial income	(662.8)	39.9	(622.9)
Finance costs	641.7	(42.1)	599.6
Taxation	2,613.0	0.3	2,613.3
Net profit (profit after taxation)	(3,886.3)	(1.9)	(3,888.2)
Balance sheet			
Equity			
Retained earnings	(8,057.2)	(1.9)	(8,059.1)
Non-distributable reserves	298.0	1.9	299.9

Reconciliation 2006	Balance as previously reported Rm	Foreign Exchange Difference Rm	Balance as restated Rm
Income statement			
Interest, dividends and other financial income	(659.3)	47.6	(611.7)
Finance costs	1,318.2	(67.3)	1,250.9
Taxation	3,077.8	5.9	3,083.7
Net profit (profit after taxation)	(5,129.0)	(13.8)	(5,142.8)
Retained earnings (opening balance)	(8,057.2)	(1.9)	(8,059.1)
Balance sheet			
Equity			
Retained earnings	(8,567.3)	(15.7)	(8,583.0)
Non-distributable reserves	178.3	15.7	194.0

The Group changed some of its accounting policies as detailed below on adoption of the following standards:

- IAS 21 (revised): The Effects of Changes in Foreign Exchange Rates ("IAS 21")
- IFRS 8: Operating Segments ("IFRS 8")

The table above reflects the effect on comparative figures of the adoption of the revised IAS 21, while Note 42 reflects the requirements of IFRS 8.

23.1 Foreign exchange differences

The Group adopted the revised IAS 21 in the current financial year. All foreign exchange gains and losses on a monetary investment in a foreign operation previously recognised in the consolidated income statement are now recognised in equity. The accounting treatment is no longer dependent on the currency of the monetary item or which entity within the Group makes the loan to the foreign entity. The change in accounting policy affected the Group's results but not cash flow information for the years ended March 31, 2006 and March 31, 2005.

23.2 Operating segments

The Group early adopted IFRS 8 in the current financial year. Operating segments are defined as components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in the allocation of resources and in performance assessment. The operating segments currently reported under IFRS 8 are comparable to the previously reported primary segments under IAS 14: Segment Reporting.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

24. CASH GENERATED FROM OPERATIONS

	2005 Rm	2006 Rm	2007 Rm
Profit from operations	6,478.2	8,865.7	10,859.8
Adjusted for:			
Depreciation of property, plant and equipment and amortisation of intangible assets (Notes 8 and 9)	2,843.2	2,995.8	3,361.2
Net (profit)/loss on disposal of property, plant and equipment and intangible assets	(1.8)	26.8	(26.9)
Impairment of assets (Note 3)	268.4	(52.8)	22.9
Profit on sale of shares in a subsidiary	-	-	(17.4)
Other non-cash flow items	52.2	42.3	97.0
Cash flow from operations before working capital changes	9,640.2	11,877.8	14,296.6
Increase in trade and other receivables	(330.1)	(1,035.0)	(838.8)
Decrease/(Increase) in inventory	(161.1)	16.8	84.8
Increase in trade and other payables and provisions	863.0	230.7	323.5
Cash generated from operations	10,012.0	11,090.3	13,866.1

25. FINANCE COSTS PAID

	2005 Rm	2006 Rm	2007 Rm
Finance costs per the income statement	(599.6)	(1,250.9)	(1,800.0)
Interest accrual at the beginning of the year	(14.2)	(39.9)	(56.7)
Interest accrual at the end of the year	39.9	56.7	62.0
Unrealised losses on foreign exchange contract revaluation	126.8	411.7	13.8
Unrealised losses on foreign liability and asset revaluation	169.4	350.3	122.6
Unrealised losses on interest rate swap valuation	11.3	10.8	12.8
Other non-cash flow items	7.2	14.9	37.4
Unrealised put option liability revaluation (Note 22)	-	-	249.3
	(259.2)	(446.4)	(1,358.8)

26. INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME RECEIVED

	2005 Rm	2006 Rm	2007 Rm
Interest, dividends and other financial income per the income statement	622.9	611.7	1,336.2
Interest income receivable at the beginning of the year	18.9	35.7	41.5
Interest income receivable at the end of the year	(35.7)	(41.5)	(51.3)
Guarantee fees accrual at the beginning of the year	13.1	-	-
Elimination on consolidation of Vodacom Congo (RDC) s.p.r.l.	(13.1)	-	-
Unrealised gain on foreign exchange contract revaluation	(120.5)	(117.1)	(34.4)
Unrealised gain on foreign liability and asset revaluation	(218.4)	(146.0)	(231.0)
Unrealised gain on interest rate swap revaluation	(20.4)	(4.2)	(2.9)
Other non-cash flow items	-	-	(23.0)
	246.8	338.6	1,035.1

27. TAXATION PAID

	2005 Rm	2006 Rm	2007 Rm
Taxation per the income statement	(2,613.3)	(3,083.7)	(3,836.0)
Taxation payable at the beginning of the year	(852.0)	(632.6)	(630.2)
Taxation payable at the end of the year	632.6	630.2	1,112.7
Deferred taxation at the beginning of the year	(132.3)	(164.0)	(304.7)
Deferred taxation at the end of the year	164.0	304.7	371.2
Business combination – deferred taxation	(40.0)	(35.8)	(17.5)
Business combination – taxation payable	-	(15.2)	-
Exchange difference on consolidation of foreign subsidiary	-	10.4	9.3
Movement due to foreign equity revaluation reserve	0.3	5.7	(8.1)
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	96.3	-	-
	(2,744.4)	(2,980.3)	(3,303.3)

28. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	2005	2006	2007
Additions to property, plant and equipment and intangible assets (Note 8 and Note 9)	(3,493.8)	(5,141.5)	(7,214.4)
Increase in capital expenditure related creditors (Note 22)	240.4	353.1	796.2
Licence obligation (Note 21)	-	-	90.7
Less: Goodwill acquired through increase in shareholding of existing subsidiaries			
Smartphone SP (Proprietary) Limited (Note 29.2.1)	-	-	313.2
Smartcom (Proprietary) Limited (Note 29.2.2)	-	-	8.2
Cointel V.A.S. (Proprietary) Limited (Note 29.2.3)	-	-	90.9
Goodwill allocated to Smartphone SP (Proprietary) Limited's minority shareholders	-	-	(40.1)
	(3,253.4)	(4,788.4)	(5,955.3)

29. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS

	2005 Rm	2006 Rm	2007 Rm
Business combinations (Note 29.1)	(289.8)	(0.1)	(101.2)
Other acquisitions (Note 29.2)	-	-	(490.0)
	(289.8)	(0.1)	(591.2)

29.1 Business combinations

	2005 Rm	2006 Rm	2007 Rm
InterConnect s.p.r.l (Note 29.1.1)	-	-	(21.2)
Africell Cellular Services (Proprietary) Limited (Note 29.1.2)	-	-	(80.0)
Tiscali (Proprietary) Limited (Note 29.1.3)	(40.1)	0.3	-
Cointel V.A.S. (Proprietary) Limited (Note 29.1.4)	-	(0.4)	-
Smartphone SP (Proprietary) Limited and subsidiaries (Note 29.1.5)	(233.8)	-	-
Smartcom (Proprietary) Limited (Note 29.1.6)	(15.9)	-	-
	(289.8)	(0.1)	(101.2)

29.1.1   InterConnect s.p.r.l

Effective November 1, 2006 the Group acquired the internet service provider business of InterConnect s.p.r.l. The fair values of the assets and liabilities acquired were preliminarily determined as follows:

	2005	2006	2007
Fair value of net assets acquired	-	-	(8.6)
Property, plant and equipment	-	-	2.5
Intangible assets	-	-	9.7
Inventory	-	-	0.3
Deferred taxation liability	-	-	(3.9)
Goodwill	-	-	(12.6)
Purchase price	-	-	(21.2)

The initial purchase price of R21.2 million (US$2.8 million) (excluding capitalised costs) was paid on November 1, 2006.

Revenue amounting to R8.2 million (US$1.2 million) and net profit of R2.8 million (US$0.4 million) are included in the 2007 year results. It is impracticable to disclose the impact of the consolidated revenue and consolidated net profit for the full year.

The goodwill related to the acquisition represents future synergies and are allocated to the Democratic Republic of Congo cash-generating unit.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.   BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)

29.1 Business combinations (continued)

29.1.2   Africell Cellular Services (Proprietary) Limited

	2005 Rm	2006 Rm	2007 Rm
Effective October 1, 2006 the Group acquired the cellular business of Africell Cellular Services (Proprietary) Limited. The fair value of the assets and liabilities acquired were preliminary determined as follows:			
Fair value of net assets acquired	-	-	(36.3)
Property, plant and equipment	-	-	3.1
Intangible assets	-	-	46.8
Deferred taxation liability (including taxation effect on intangible assets)	-	-	(13.6)
Goodwill	-	-	(43.7)
Purchase price	-	-	(80.0)

The customer base was not previously recorded in the accounting records of Africell Cellular Services (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group's customers in South Africa. It is impracticable to disclose the revenue and profit of the business that is included in the current year's results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For this reason stated it is also not practicable to determine the impact on revenue and profits of the Group for a full year.

29.1.3   Tiscali (Proprietary) Limited

	2005 Rm	2006 Rm	2007 Rm
Effective February 1, 2005 the Group acquired the cellular business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined as follows:			
Fair value of net assets acquired	(30.3)	-	-
Contract customer base	43.3	-	-
Deferred taxation liability	(13.0)	-	-
Goodwill	(9.8)	0.3	-
Purchase price	(40.1)	0.3	-

The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group's customers in South Africa. It is impracticable to disclose the revenue and profit of the business that is included in the prior years results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For the same reason stated above it would not be practicable to determine the impact on revenue and profits of the Group for a full year.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)

29.1 Business combinations (continued)

	2005 Rm	2006 Rm	2007 Rm
29.1.4 Cointel V.A.S. (Proprietary) Limited			
On August 1, 2005, the Group acquired a 51% interest in the equity of Cointel V.A.S. (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group as follows:			
Fair value of net assets acquired	-	(94.9)	-
Property, plant and equipment	-	1.7	-
Intangible assets	-	179.3	-
Trade and other receivables	-	7.4	-
Cash and cash equivalents	-	83.9	-
Deferred taxation liability (including taxation effect on intangible assets)	-	(35.8)	-
Trade and other payables	-	(114.2)	-
Taxation payable	-	(15.2)	-
Provisions	-	(1.2)	-
Dividends payable	-	(11.0)	-
Minority interest	-	46.5	-
Goodwill	-	(35.9)	-
Purchase price (including capitalised costs)	-	(84.3)	-
Cash and cash equivalents	-	83.9	-
Cash consideration	-	(0.4)	-
The carrying value of the assets and liabilities at acquisition was as follows:	-	6.3	-
Non-current assets	-	56.7	-
Current assets	-	91.3	-
Non-current liabilities	-	(1.2)	-
Current liabilities	-	(140.5)	-

The purchase price of R83.6 million (excluding capitalised costs) was paid on August 23, 2005.

Revenue amounting to R89.9 million and net profit of R17.8 million were included in the 2006 year results. Restated consolidated revenue would have amounted to R34,062.5 million and restated consolidated net profit to R5,153.2 million if the entity had been consolidated for the full year ended March 31, 2006.

The goodwill related to the acquisition represents future synergies and are allocated to the South African cash-generating unit.

29.1.5   Smartphone SP (Proprietary) Limited and subsidiaries

On March 1, 2004, the Group acquired a 51% interest in the equity of Smartphone SP (Proprietary) Limited, which, at the time, had a 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 52% in Ithuba Smartcall (Proprietary) Limited.

The purchase price of R231.2 million together with capitalised costs of R2.6 million totalling R233.8 million, was paid on April 7, 2004. The outstanding amount accrued interest at prime less 2% per annum from March 1, 2004 up to the date of payment.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)

29.1 Business combinations (continued)

	2005 Rm	2006 Rm	2007 Rm
29.1.6 Smartcom (Proprietary) Limited			
On April 16, 2004, the Group acquired an 85.75% interest in the equity of Smartcom (Proprietary) Limited through its then 51% owned subsidiary, Smartphone SP (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:			
Fair value of net assets acquired	(70.5)	-	-
Property, plant and equipment	5.0	-	-
Intangible assets	95.6	-	-
Deferred taxation asset	1.7	-	-
Inventory	3.9	-	-
Accounts receivable	55.4	-	-
Cash and cash equivalents	61.5	-	-
Deferred taxation liability (including taxation effect on intangible assets)	(28.7)	-	-
Accounts payable	(113.6)	-	-
Dividends payable	(10.0)	-	-
Provision	(0.3)	-	-
Minority interest	10.1	-	-
Goodwill	(8.9)	-	-
Purchase price (including capitalised costs)	(69.3)	-	-
Cash and cash equivalents	61.5	-	-
Cash consideration	(7.8)	-	-
Less: Capitalised costs paid in previous financial year	0.5	-	-
Plus: Smartphone SP (Proprietary) Limited's share of the dividend paid by Smartcom (Proprietary) Limited	(8.6)	-	-
	(15.9)	-	-
The carrying value of the assets and liabilities at acquisition was as follows:	3.2	-	-
Non-current assets	6.7	-	-
Current assets	120.4	-	-
Current liabilities	(123.9)	-	-

The purchase price of R77.9 million (including capitalised costs, excluding dividend from Smartcom (Proprietary) Limited) was paid during April 2004. The company declared a dividend to its shareholders from pre-acquisition reserves on August 18, 2004. The dividend was paid on August 31, 2004.

The goodwill related to the acquisition represents future synergies and the ability to directly control the Group's customers in South Africa.

Revenue amounting to R173.3 million and net profit before allocation to minorities of R26.6 million is included in the March 31, 2005 results.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)

	2005 Rm	2006 Rm	2007 Rm
29.2 Other acquisitions			
Smartphone SP (Proprietary) Limited and subsidiaries (Note 29.2.1)	-	-	(333.9)
Smartcom (Proprietary) Limited (Note 29.2.2)	-	-	(9.1)
Cointel V.A.S. (Proprietary) Limited (Note 29.2.3)	-	-	(147.0)
	-	-	(490.0)

29.2.1 Smartphone SP (Proprietary) Limited and subsidiaries

On August 30, 2006, the Group acquired a further 19% interest in the equity of Smartphone SP (Proprietary) Limited, which had a 85.75% shareholding in Smartcom (Proprietary) Limited at the time, 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 52% shareholding in Ithuba Smartcall (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.

	2005 Rm	2006 Rm	2007 Rm
Minority interest acquired	-	-	21.5
Goodwill	-	-	313.2
Purchase price (including capitalised costs)	-	-	334.7
Capitalised cost payable	-	-	(0.8)
Cash consideration	-	-	333.9

The purchase price of R333.9 million was paid in three tranches on October 3, 2006, January 16, 2007 and March 26, 2007. Capitalised costs of R0.8 million were still outstanding as at March 31, 2007. The outstanding amount accrued interest at 7.6% per annum from September 21, 2006 up to the date of payment.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.   BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)

29.2 Other acquisitions (continued)

29.2.2   Smartcom (Proprietary) Limited

	2005 Rm	2006 Rm	2007 Rm
On September 13, 2006, the Group increased its interest in Smartcom (Proprietary) Limited to 88% by acquiring an additional 2.25% interest through its 70% owned subsidiary, Smartphone SP (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.			
Minority interest	-	-	0.9
Goodwill	-	-	8.2
Purchase price	-	-	9.1

The purchase price of R9.1 million was paid in two instalments on February 21, 2007 and March 26, 2007.

29.2.3   Cointel V.A.S. (Proprietary) Limited

	2005 Rm	2006 Rm	2007 Rm
On October 4, 2006 the Group increased its interest to 100% by acquiring 49% from the minority shareholders.			
The purchase price of R147.0 million was paid on October 18, 2006. The acquisition was accounted for using the parent entity extension method.			
Minority interest	-	-	56.5
Goodwill	-	-	90.9
Purchase price (including capitalised costs)	-	-	147.4
Capitalised cost payable	-	-	(0.4)
Cash consideration	-	-	147.0

On October 9, 2006, Smartphone SP (Proprietary) Limited, acquired 100% shareholding of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited for R300.0 million.

As a result of the sale of Cointel V.A.S (Proprietary) Limited from Vodacom Group (Proprietary) Limited to Smartphone SP (Proprietary) Limited, R38.0 million goodwill was realised, which resulted in the realisation of R17.4 million profit on consolidation.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

30. ACQUIRED RESERVES FROM THE MINORITIES OF VODACOM CONGO (RDC) s.p.r.l

Vodacom Congo (RDC) s.p.r.l. ("Vodacom Congo") was prior to April 1, 2004 accounted for as a joint venture. During the 2005 financial year the shareholders' agreement was amended to remove some of the participative rights of the minorities, resulting in Vodacom Congo being controlled and considered to be a 51% owned subsidiary of the Group from April 1, 2004. The Group's interest in the company was consolidated from this date in accordance with IAS 27: Consolidated and Separate Financial Statements.

The 49% portion of the assets, liabilities and losses attributable to the joint venture partner as at March 31, 2004 that had not been consolidated at that date, were as follows:

	As at April 1, 2004 Rm
Net loss for the year after taxation	(13.7)
Total liabilities (including preference shares)	(1,133.2)
Total assets	981.9

The following assets and liabilities were consolidated on April 1, 2004 to account for Vodacom Congo (RDC) s.p.r.l. as a subsidiary:

	As at April 1, 2004 Rm
Total assets	981.9
Property, plant and equipment	596.3
Intangible assets	101.9
Deferred taxation asset	96.3
Inventory	26.1
Accounts receivable	64.9
Short-term investments and loans	75.2
Cash and cash equivalents	21.2
Total liabilities	(1,133.2)
Accounts payable	(138.7)
Short-term interest bearing debt	(985.8)
Provision	(0.4)
Bank overdraft	(8.3)
Non-distributable reserve	(82.1)
Distributable reserves	(233.4)

No portion was allocated to the minorities as a result of the negative net equity position of the company. The negative net equity was recorded directly in reserves on April 1, 2004.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

31. CASH AND CASH EQUIVALENTS AT END OF YEAR

	2005 Rm	2006 Rm	2007 Rm
Bank and cash balances	2,990.1	3,146.1	771.4
Short-term bank deposits	1,000.0	-	-
Bank borrowings *	(1,817.1)	(1,385.8)	(879.2)
	2,173.0	1,760.3	(107.8)

* Bank borrowings are regarded as part of the Group's integral cash management system.

The short-term bank deposits at the end of March 31, 2005 earned interest at an effective interest rate of 7.4% and matured on April 1, 2005.

32. EARNINGS AND DIVIDEND PER SHARE

32.1 Basic and diluted earnings per share

	2005 R	2006 R	2007 R
The calculation of basic earnings per ordinary share was based on earnings of R5,012.3 million (2005: R3,855.5 million) at March 31, 2006 and 10,000 issued ordinary shares (2005: 10,000) at March 31, 2006. The following adjustments were made:	385,550	501,230	
Foreign exchange gain on monetary investment in foreign operation	190	1,380	
Earnings per share – restated	385,740	502,610	
The calculation of basic earnings per ordinary share is based on earnings of R6,342.4 million (2006: R5,026.1 million; 2005: R3,857.4 million) and 10,000 issued ordinary shares (2006: 10,000; 2005: 10,000).	385,740	502,610	634,240

Due to no dilution factors being present, basic earnings per share equals diluted earnings per share.

32.2 Dividend per share

The calculation of the dividend per ordinary share is based on a declared ordinary dividend of R5,400.0 million (2006: R4,500.0 million; 2005: R3,400.0 million) and 10,000 issued ordinary shares (2006: 10,000; 2005: 10,000). The dividends were declared as follows:

	2005	2006	2007
Declared March 14, 2007 to shareholders registered on April 2, 2007 and paid on April 4, 2007 (Final)	-	-	290,000
Declared September 7, 2006 to shareholders registered on October 2, 2006 and paid on October 4, 2006 (Interim)	-	-	250,000
Declared March 9, 2006 to shareholders registered on April 3, 2006 and paid on April 5, 2006 (Final)	-	280,000	-
Declared September 9, 2005 to all shareholders registered on October 1, 2005 and paid on October 3, 2005 (Interim)	-	170,000	-
Declared March 10, 2005 to shareholders registered on March 31, 2005 and paid on April 1, 2005 (Final)	180,000	-	-
Declared September 10, 2004 to shareholders registered on October 1, 2004 and paid on October 1, 2004 (Interim)	160,000	-	-
	340,000	450,000	540,000

33. CAPITAL COMMITMENTS

	2005 Rm	2006 Rm	2007 Rm
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:			
Vodacom (Proprietary) Limited	1,272.2	709.1	747.6
Vodacom Congo (RDC) s.p.r.l.	62.2	99.5	209.7
Vodacom Tanzania Limited	37.1	201.2	56.7
Vodacom Service Provider Company (Proprietary) Limited	18.0	16.9	14.8
Vodacom Group (Proprietary) Limited	0.3	222.9	120.7
VM, S.A.R.L.	78.0	34.2	32.0
	1,467.8	1,283.8	1,181.5
Capital expenditure commitments approved by the Board of Directors but not yet contracted for at the balance sheet date are as follows:			
Vodacom (Proprietary) Limited	3,268.0	4,872.3	4,916.7
Vodacom Tanzania Limited	332.1	650.6	889.3
Vodacom Congo (RDC) s.p.r.l.	283.8	293.4	660.0
Vodacom Service Provider Company (Proprietary) Limited	138.8	164.7	277.7
Vodacom Lesotho (Proprietary) Limited	16.2	24.9	48.5
Vodacom Group (Proprietary) Limited	88.8	111.7	50.7
VM, S.A.R.L.	281.4	71.7	259.4
Smartphone SP (Proprietary) Limited	3.7	15.2	12.2
Cointel V.A.S. (Proprietary) Limited	-	2.2	4.1
Skyprops 134 (Proprietary) Limited	-	-	16.6
	4,412.8	6,206.7	7,135.2

The capital expenditure of the Group will be financed through internal cash generation, extended supplier credit and bank credit.

34. OTHER COMMITMENTS

	2005 Rm	2006 Rm	2007 Rm
Operating leases (Note 34.1)	5,841.7	6,277.8	2,182.8
Sport and marketing contracts (Note 34.2)	624.9	1,133.7	881.7
Site rentals (Note 34.3)	811.6	567.8	582.4
	7,278.2	7,979.3	3,646.9

	Within one year Rm	Between two and five years Rm	After five years Rm	Total Rm
34.1 Operating leases				
Transmission and data lines GSM	163.2	456.3	75.6	695.1
Accommodation	134.1	585.8	747.7	1,467.6
Other operating leases	9.2	10.6	0.3	20.1
	306.5	1,052.7	823.6	2,182.8

The remaining average lease term for transmission and data lines is 5 years with a fixed price escalation clause per annum and various options to renew between 1 and 5 years. The remaining average lease term and escalation rate for office accommodation is 8 years and 12% per annum respectively with an option to renew for a further period. The remaining average lease term and escalation rate for other accommodation is between 3 and 5 years and 10% per annum.

34.2 Sport and marketing contracts	327.7	550.7	3.3	881.7
34.3 Site rentals	142.2	392.6	47.6	582.4

The significant remaining average lease term for site rentals is 5 years and the lease escalates annually on the anniversary date using fixed or consumer price index rates with an option to renew on the same terms and conditions.

34. OTHER COMMITMENTS (CONTINUED)

34.4 Service providers

Service provider agreements with the Group's independent service providers were extended for a further period of five years during the 2006 financial year.

34.5 Cellular licence fees

Network operators in the Group pay monthly licence fees based on their net operational income as defined in the licence agreement. Net operational income is defined as the total invoiced revenue of the licensee excluding discounts, Value Added Taxation and other direct taxes derived from customers of the licensee for the provision to them of the service, less net interconnect fees and bad debts actually incurred.

35.6 Global Alliance fees

The Group pays annual fees from February 18, 2005 for services provided to the Group by Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounted to R249.8 million (2006: R175.2 million; 2005: R17.0 million).

34.7 Retention incentives

The Group has committed a maximum of R651.9 million (2006: R456.0 million; 2005: R373.1 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentives available for such upgrades. The Group has not recognised the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

34.8 Activation bonuses

The Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately R7.8 million (2006: R8.9 million; 2005: R6.0 million).

34.9 Activation commissions

The Group has a commitment to a maximum of R115.6 million (2006: R141.7 million; 2005: R22.6 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the financial statements.

34.10 Transmission and data lines

Effective April 1, 2006 most contractual obligations for transmission and data line links were migrated from the interconnect agreements to new BTS and Broadband agreements. No commitment amounts for future periods have been disclosed, as the existing agreements are cancellable on 30 days notice. The Group's commitment to Telkom SA Limited in respect of transmission line rentals of R914.9 million per annum may be adjusted downwards in the future depending on the Group's self-provisioning capabilities and the availability of alternative transmission players in the market place from whom the Group may source transmission on a competitive basis and as a result no future commitments are disclosed in Note 34.1.

35. CONTINGENCIES

	2005 Rm	2006 Rm	2007 Rm
Various legal matters	4.9	5.0	7.6

35.1 Negative working capital ratio

For financial years ended 2007, 2006 and 2005 the Group had a negative working capital ratio. A negative working capital ratio arises when the Group's current liabilities are greater than the current assets. The Group's management believes that based on its operating cash flow, it will be able to meet liabilities as they arise and that it is in compliance with all covenants contained in the borrowing agreements.

35. **CONTINGENCIES (CONTINUED)**

   35.2 Universal Service Obligation

   The Group has a potential liability in respect of the 1800 MHz Universal Service Obligation in terms of the distribution costs relating to 2.5 million SIM cards.

   35.3 Equity investment

   Vodacom Ventures (Proprietary) Limited has acquired a 35% equity stake in a company for R12.3 million, which is subject to Competition Commission approval.

   35.4 Various legal contingencies

   The Group is involved in various legal cases of which the outcome is uncertain and of which the timing and amount cannot be reliably measured**.**

   35.5 Taxation

   The Group is regularly subject to an evaluation, by the taxation authorities, of its direct and indirect taxation filings and in connection with such reviews, disputes can arise with the taxation authorities over the interpretation or application of certain taxation rules applicable to the Group's business. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group.

   During each of the years presented, provisions have been made or adjusted for anticipated obligations related to these taxation matters under review. The provisions made include estimates of anticipated interest and penalties where appropriate. Where no reliable assessment could be made, no provisions have been raised.

   The Group is in discussions with relevant taxation authorities on specific matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. No reliable assessment can be made at this time of the exposure, if any, that the Group may incur.

   35.6 Contingent asset

   Litigation is being instituted for the recovery of certain fees paid by the Group. The information usually required by IAS 37: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.

36. **RETIREMENT BENEFITS**

   All eligible employees of the Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. Current contributions to the pension fund amounted to R84.7 million (2006: R76.4 million; 2005: R70.7 million). Current contributions to the provident fund amounted to R12.7 million (2006: R12.9 million; 2005: R4.2 million). South African funds are governed by the Pension Funds Act of 1956.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

37. EVENTS SUBSEQUENT TO YEAR END

The directors are not aware of any matter or circumstance arising since the end of the financial year, not otherwise dealt with in the consolidated annual financial statements, which significantly affects the financial position of the company as at March 31, 2007 or the results of its operations or cash flows for the year ended, other than the following:

37.1 Wireless Business Solutions (Proprietary) Limited

On March 30, 2007 the Group entered into an infrastructure agreement with Wireless Business Solutions (Proprietary) Limited ("WBS"), whereby WBS appointed the Group to design and construct the WiMax network.

37.2 VM, S.A.R.L., trading as Vodacom Mozambique

As at March 31, 2007 Vodacom owned 98% of Vodacom Mozambique, and the remaining 2% was held by a local consortium named Empresa Moçambicana de Telecommunicações S.A.R.L. ("EMOTEL"). Effective April 1, 2007 Vodacom International Limited sold a portion of its shares to local investors, with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional 3%, leaving Vodacom International Limited with a 90% interest in Vodacom Mozambique.

37.3 Black economic empowerment ("BEE")

The Group is in the process of finalising a R7.5 billion BEE equity deal whereby both BEE partners and employees will have the opportunity to share in the success of Vodacom South Africa going forward. The deal is expected to be completed by the end of the 2008 financial year and it is anticipated to make a significant contribution to the well being of the Group and its employees.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

38 RELATED PARTY TRANSACTIONS

38.1 Balances with related parties

Related party transactions occur within the Group. Details of transactions entered into are as follows:

	2005 Rm	2006 Rm	2007 Rm
Included in accounts receivable			
Telkom SA Limited – Interconnect	487.9	509.7	699.3
Telkom SA Limited – Other	11.7	6.3	6.9
Vodafone Group Plc and subsidiaries	22.7	12.7	20.9
Included in accounts payable			
Telkom SA Limited – Interconnect	(74.0)	(85.3)	(80.1)
Telkom SA Limited – Other	(9.6)	(16.5)	(41.3)
Vodafone Group Plc and subsidiaries	(20.3)	(3.7)	(6.4)
Vodafone Telecommunications Investment SA Limited	-	(0.1)	-
WBS Holdings (Proprietary) Limited	-	-	(8.0)
Dividends payable			
Telkom SA Limited	(900.0)	(1,400.0)	(1,450.0)
Vodafone Holdings (SA) (Proprietary) Limited	(630.0)	(980.0)	(867.1)
Vodafone Telecommunications Investment SA Limited	(270.0)	(420.0)	(582.9)

These outstanding balances are unsecured and will be settled in cash in the ordinary course of business. No guarantees or provision for doubtful debts have been recognised.

38.2 Transactions with related parties

	2005 Rm	2006 Rm	2007 Rm
Telkom SA Limited and subsidiaries (Entity with joint control over the Group)	(82.0)	(798.5)	(1,221.3)
Audit fees recovered	4.6	4.8	6.1
Cellular usage	33.1	37.0	45.6
Installation of transmission lines	(49.9)	(93.4)	(67.6)
Interconnect expense	(465.3)	(464.3)	(468.2)
Interconnect income	2,728.2	2,817.8	2,908.4
Interest paid – commercial	-	(0.1)	(0.1)
Lease of transmission lines	(511.9)	(752.1)	(839.0)
Other	-	4.8	(75.4)
Site costs	(19.9)	(26.3)	(30.9)
Telephone landline usage	(33.6)	(26.7)	(14.9)
Site rental income	7.6	10.8	14.7
Telkom prepaid vouchers	(74.9)	(60.8)	*
Dividend payable	(900.0)	(1,400.0)	(1,450.0)
Dividend paid	(800.0)	(850.0)	(1,250.0)

* Less than R50 000

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

38. RELATED PARTY TRANSACTIONS (CONTINUED)

	2005 Rm	2006 Rm	2007 Rm
38.2 Transactions with related parties (continued)			
Vodafone Group Plc and subsidiaries	(14.9)	(192.0)	(338.2)
Roaming income	65.5	73.6	108.4
Roaming expense	(63.4)	(90.6)	(188.9)
Global alliance agreement	(17.0)	(175.2)	(249.8)
Secondee cost recovery	-	0.2	0.4
Other	-	-	(8.3)
Vodafone Holdings (SA) (Proprietary) Limited (Entity with joint control over the Group)	(1,190.0)	(1,575.0)	(1,614.6)
Dividend payable	(630.0)	(980.0)	(867.1)
Dividend paid	(560.0)	(595.0)	(747.5)
Vodafone Telecommunications Investment SA Limited	(515.1)	(679.8)	(1,085.4)
Dividend payable	(270.0)	(420.0)	(582.9)
Dividend paid	(240.0)	(255.0)	(502.5)
Interest payments	(4.3)	(1.9)	-
Facility fees	(0.8)	(0.9)	-
Aircraft charter fees	-	(2.0)	-
Transactions with entities in which related parties have an interest.	-	(20.3)	(40.6)

During the current year the Group acquired a 10% shareholding in WBS Holdings (Proprietary) Limited for R80.8 million, a company in which a family member of a Group director has significant influence.

38.3 Key management personnel compensation (excluding directors' emoluments)

	2005 Rm	2006 Rm	2007 Rm
Key management personnel remuneration	(29.7)	(56.0)	(83.1)
Salaries and restraint of trade payments	(9.9)	(17.1)	(32.7)
Fringe benefits	(0.8)	(0.6)	(0.8)
Bonuses and incentives	(16.7)	(30.6)	(37.6)
Long-term benefits	-	(7.6)	(12.0)
Other	(2.3)	(0.1)	-
Included in key management personnel's remuneration	(1.4)	(2.2)	(3.8)
Pension fund employer contributions	(0.7)	(1.2)	(1.7)
Provident fund employer contributions	(0.3)	(0.6)	(1.7)
Medical aid employer contributions	(0.4)	(0.4)	(0.4)

Key management include Chief Officers and Group Executives.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

38. RELATED PARTY TRANSACTIONS (CONTINUED)

	2005 Rm	2006 Rm	2007 Rm
38.4 Directors' emoluments			
Directors' remuneration	(52.8)	(96.7)	(76.7)
Executive directors – fees as directors: salaries and restraint of trade payments	(21.4)	(35.6)	(16.3)
Executive directors – fees as directors: fringe benefits	(0.8)	(0.7)	(1.2)
Executive directors – fees as directors: bonuses and incentives	(30.0)	(46.2)	(48.5)
Executive directors – long term benefits	-	(13.6)	(8.5)
Non-executive directors – fees as directors	(0.6)	(0.6)	(2.2)
Included in directors' remuneration	(2.2)	(4.2)	(15.8)
Pension fund employer contributions	(0.8)	(0.5)	(8.3)
Provident fund employer contributions	(1.2)	(3.5)	(7.3)
Medical aid employer contributions	(0.2)	(0.2)	(0.2)
Directors' remuneration and emoluments paid and accrued by:	(52.8)	(96.7)	(76.7)
Vodacom Group (Proprietary) Limited	(37.0)	(77.1)	(64.8)
Subsidiaries	(15.8)	(19.6)	(11.9)

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from its operations and sources of finance. Various financial assets and liabilities for example trade and other receivables, trade and other payables and provisions, arise directly from the Group's operations. Changing market conditions expose the Group to various financial risks and have highlighted the importance of financial risk management as an element of control for the Group. Principal financial risks faced in the normal course of the Group's business are foreign currency risk, interest rate risk, credit risk, price risk and liquidity risk. These risks are managed within an approved treasury policy, subject to the limitations of the local markets in which the various group companies operate and the South African Reserve Bank.

The Group finances its operations through a mixture of retained profits, bank borrowings and long-term loans. Long-term financing is arranged locally by the South African entities. A treasury division within Vodacom Group (Proprietary) Limited has been established to provide treasury related services to the Group, including co-ordinating access to domestic and international financial markets, and the managing of various financial risks relating to the Group's operations. The treasury division is subject to arms length fees in terms of transfer pricing for services to offshore subsidiaries.

The Group utilises derivative instruments, the objective of which is to reduce exposure to fluctuations in foreign currency rates and interest rates, and to manage the liquidity of cash resources within the Group. Trading in derivative instruments for speculative purposes is strictly prohibited.

Group treasury policies, risk limits and control procedures are continuously monitored by management and the Board of Directors, through the Audit Committee, the objective being to minimise exposure to foreign currency risk, interest rate risk, credit risk and liquidity risk. These risks are managed within an approved treasury policy.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

39.1 Foreign currency management

The Group enters into foreign exchange contracts to buy specified amounts of various foreign currencies in the future at a predetermined exchange rate. The contracts are entered into in order to manage the Group's exposure to fluctuations in foreign currency exchange rates on specific transactions. The contracts are matched with anticipated future cash flows in foreign currencies primarily from purchases of capital equipment. The Group's policy is to enter into foreign exchange contracts for 100% of the committed net foreign currency payments from South Africa.

The Group has entered into numerous foreign exchange contracts to cover foreign capital commitments in respect of future imports of GSM infrastructure. The total fair value of foreign exchange contracts at year end was:

	2005 Rm	2006 Rm	2007 Rm
Foreign currency asset			
To buy	25.0	-	27.8
To sell	-	-	0.1
	25.0	-	27.9
Foreign currency liability			
To buy	-	(60.9)	(6.9)
To sell	(1.0)	-	(0.3)
	(1.0)	(60.9)	(7.2)

Forward contracts to buy foreign currency	Foreign contract value Mil	Forward value Rm	Fair value Rm
2005			
United States Dollar	11.8	70.1	3.9
Euro	156.5	1,281.3	14.9
Pound Sterling	45.2	529.1	6.2
Swiss Franc	*	0.1	*
		1,880.6	25.0
2006			
United States Dollar	7.1	45.0	(0.7)
Euro	154.8	1,208.6	(34.5)
Pound Sterling	41.7	477.8	(25.7)
Swiss Franc	*	0.1	*
		1,731.5	(60.9)
2007			
United States Dollar	32.0	240.5	(6.9)
Euro	187.2	1,815.0	21.2
Pound Sterling	32.3	457.3	6.6
Swiss Franc	0.2	1.3	*
Australian Dollar	*	0.3	*
		2,514.4	20.9

Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.

* Amounts less than R50 000

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

39.1 Foreign currency management (continued)

Forward contracts to sell foreign currency	Foreign contract value Mil	Forward value Rm	Fair value Rm
2005			
United States Dollar	5.5	33.7	(0.7)
Euro	7.1	57.7	(0.3)
Pound Sterling	0.2	2.6	*
		94.0	(1.0)
2006			
United States Dollar	0.1	0.8	*
Euro	4.0	30.3	*
Pound Sterling	0.3	3.2	*
Swiss Franc	*	0.1	*
		34.4	*
2007			
United States Dollar	*	0.2	*
Euro	4.4	43.2	0.1
Pound Sterling	3.9	55.7	(0.3)
		99.1	(0.2)

Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.
* Amounts less than R50 000

The Group has various monetary assets and liabilities in currencies other than the Group's functional currencies. The following table represents the net currency exposure of the Group according to the different functional currencies of each entity within the Group.

2005 Net foreign currency monetary assets/(liabilities)	South African Rand Rm	Euro Rm	Pound Sterling Rm	United States Dollar Rm	Congolese Franc Rm	Swiss Franc Rm	Other Rm
Functional currency of company operation							
South African Rand	-	(157.0)	(0.4)	(5.3)	-	(0.7)	-
United States Dollar	-	(5.0)	-	-	23.8	-	-
Tanzanian Shilling	(9.6)	(65.0)	-	45.1	-	(0.1)	-
Mozambican Meticals	(12.6)	(1.5)	-	(58.7)	-	-	-
	(22.2)	(228.5)	(0.4)	(18.9)	23.8	(0.8)	-

VODACOM GROUP (PROPRIETARY) LIMITED

**NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007**

39. **FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)**

    39.1 **Foreign currency management (continued)**

2006	South African Rand Rm	Euro Rm	Pound Sterling Rm	United States Dollar Rm	Congolese Franc Rm	Swiss Franc Rm	Other Rm
Net foreign currency monetary assets/(liabilities)							
Functional currency of company operation							
South African Rand	-	(850.5)	(330.4)	45.0	-	(0.2)	(0.8)
United States Dollar	(55.9)	(26.2)	-	-	(11.4)	(0.1)	38.0
Tanzanian Shilling	4.7	(13.6)	-	106.9	-	-	-
Mozambican Meticals	(0.2)	-	-	-	-	-	-
	(51.4)	(890.3)	(330.4)	151.9	(11.4)	(0.3)	37.2

2007	South African Rand Rm	Euro Rm	Pound Sterling Rm	United States Dollar Rm	Congolese Franc Rm	Swiss Franc Rm	Other Rm
Net foreign currency monetary assets/(liabilities)							
Functional currency of company operation							
South African Rand	-	(1,387.0)	(331.4)	(102.2)	-	(0.3)	2.4
United States Dollar	51.5	(49.9)	0.1	-	(3.2)	(0.4)	(30.8)
Tanzanian Shilling	3.4	10.9	-	21.0	-	-	-
Mozambican Meticals	(976.1)	(0.3)	-	(296.4)	-	-	-
	(921.2)	(1,426.3)	(331.3)	(377.6)	(3.2)	(0.7)	(28.4)

39.2 Interest rate risk management

The Group's interest rate profile consists of fixed and floating rate borrowings which exposes the Group to fair value interest rate risk and cash flow interest rate risk and can be summarised as follows:

Financial liabilities	2005 Rm	2006 Rm	2007 Rm
Loans and bank borrowings at fixed rates of interest	(1,283.7)	(1,134.5)	(1,184.5)
Bank borrowings linked to South African prime rates	(1,752.0)	(1,361.8)	(823.5)
Bank borrowings linked to Lesotho prime rates	(15.5)	(7.5)	(3.0)
Loans linked to LIBOR	(1,276.5)	(1,286.2)	(1,382.8)
Loans linked to EURIBOR	(84.3)	(58.6)	(37.9)
Bank borrowings linked to money market rates	(0.2)	-	-
	(4,412.2)	(3,848.6)	(3,431.7)

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

39.2   Interest rate risk management (continued)

	2005	2006	2007
Financial assets	Rm	Rm	Rm
Investments and bank deposits at fixed rates of interest	1,177.1	168.1	194.2
Investments and bank deposits linked to money market rates	2,017.5	471.0	537.0
Investments and bank deposits linked to South African prime rates	829.1	2,603.1	180.5
Interest rate swaps linked to BA rate	44.2	37.6	27.7
Loans and bank deposits linked to LIBOR	154.4	94.2	126.0
Bank deposits linked to Lesotho prime rates	6.4	13.5	-
	4,228.7	3,387.5	1,065.4

Maturity of financial instruments exposed to interest rate risk

	2008	2009	2010	2011	2012	2013 onwards	Total
Financial liabilities	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Linked to fixed rates	(445.0)	(195.7)	(98.5)	(161.6)	(83.5)	(200.2)	(1,184.5)
Linked to South African prime rates	(823.5)	-	-	-	-	-	(823.5)
Linked to Lesotho prime rates	(3.0)	-	-	-	-	-	(3.0)
Loans linked to LIBOR	(70.9)	-	(1,311.9)	-	-	-	(1,382.8)
Linked to EURIBOR	(37.9)	-	-	-	-	-	(37.9)
	(1,380.3)	(195.7)	(1,410.4)	(161.6)	(83.5)	(200.2)	(3,431.7)

	2008	2009	2010	2011	2012	2013 onwards	Total
Financial assets	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Linked to fixed rates	194.2	-	-	-	-	-	194.2
Linked to money market rates	537.0	-	-	-	-	-	537.0
Linked to South African prime rates	174.5	-	-	-	-	6.0	180.5
Interest rate swaps linked to BA rate	22.6	5.1	-	-	-	-	27.7
Loans linked to LIBOR	17.6	-	-	-	108.4	-	126.0
	945.9	5.1	-	-	108.4	6.0	1,065.4

39.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

39.2 Interest rate risk management (continued)

The Group has entered into interest rate swap contracts that entitle, or oblige it to receive interest at a fixed rate on notional principal amounts and entitle, or oblige it to pay interest at floating rates on the same notional principal amounts. The interest rate swaps allow the Group to swap long-term debt from fixed rates into floating rates that are lower, or higher, than those available if it had borrowed at floating rates directly. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified quarterly intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

At March 31, 2007 the Group had three interest rate swaps:

Vodacom Group (Proprietary) Limited – the Company swapped its fixed interest rate of 14.9% NACQ (Nominal Annual Compounded Quarterly) for a floating rate, linked to the BA (Banker's Acceptance) rate plus margin of 2.0%. The termination date of the agreement is January 30, 2009.

Vodacom (Proprietary) Limited – the Company swapped its fixed interest rate of 20.1% NACQ for a floating rate linked to the BA rate plus margin of 2.25%. The termination date of the agreement is August 24, 2012.

Vodacom (Proprietary) Limited - the Company swapped its fixed interest rate of 13.3% NACM (Nominal Annual Compounded Monthly) for a floating rate linked to the BA rate plus margin of 2.0%. The termination date of the agreement is December 1, 2012.

	2005 Rm	2006 Rm	2007 Rm
Fair value of interest rate swap asset	44.2	37.6	27.7

The fair value of the interest rate swap asset is represented by a notional principal amount of R198.5 million (2006: R217.7 million; 2005: R229.7 million) at a weighted average floating interest rate of 11.45% NACM (2006: 9.3% NACM; 2005: 10.0% NACM).

39.3 Credit risk management

Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of cash, short-term deposits, foreign exchange contracts, investments and trade receivables. The Group's cash and cash equivalents and short-term deposits are placed with high credit quality financial institutions. Trade receivables are presented net of an allowance for doubtful receivables. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and stringent credit approval processes for contracted subscribers. The Group, for its South African operations, spread it's credit risk exposure amongst the high credit quality financial institutions.

The Group does not have any significant exposure to any individual customer or counter-party, except commercially to Telkom SA Limited, Mobile Telephone Networks (Proprietary) Limited and Cell C (Proprietary) Limited.

With respect to the forward exchange contracts, the Group's exposure is on the full amount of the foreign currency payable on settlement. The Group minimises such risk by limiting the counter-parties to a group of major local and international banks, and does not expect to incur any losses as a result of non-performance by these counter-parties. The positions in respect of these counter-parties are closely monitored.

The carrying amounts of financial assets, excluding foreign currency derivatives and interest rate swaps, included in the consolidated balance sheets represent the Group's exposure to credit risk in relation to these assets. The credit exposure of forward exchange contracts is represented by the fair value of the contracts.

39.4 Price risk management

The Group is exposed to price risk as a result of changes in market prices of financial assets at fair value through profit and loss and market-tradable shares available for sale.

39.5 Liquidity risk management

The Group is exposed to liquidity risk as a result of uncertain accounts receivable related cash flows and the capital commitments of the Group. In terms of its borrowing requirements, the Group ensures that adequate funds are available to meet its expected and unexpected financial commitments through undrawn borrowing facilities (Note 41). In terms of its long-term liquidity risk, a reasonable balance is maintained between the period over which assets generate funds and the period over which the respective assets are funded.

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

39.6 Fair value of financial instruments

At the balance sheet date, the carrying amounts of cash and short-term deposits, trade and other receivables, trade and other payables, short-term provisions, bank borrowings and accrued expenses and short-term debt approximated their fair values due to the short-term maturities of these assets and liabilities.

The fair value of forward exchange contracts and interest rate swaps are determined using quoted prices or, where such prices are not available, a discounted cash flow analysis is used. These amounts reflect the approximate values of the derivative positions at balance sheet date.

The fair value of long-term loans and finance leases are determined by discounting contractual cash flows at market related interest rates.

39.7 VM, S.A.R.L. call option

In terms of the shareholders' agreement, the Group's minority shareholder in VM, S.A.R.L., Empresa Moçambicana De Telecommunicaçòes S.A.R.L. ("Emotel") had a call option for a period of four years following the commencement date, August 23, 2003. The call option had a nil value at March 31, 2007, 2006 and 2005 and was replaced with a new option, effective April 1, 2007.

In terms of the new shareholders' agreement, effective April 1, 2007, the Group's minority shareholders in VM, S.A.R.L., Empresa Moçambicana De Telecommunicaçòes S.A.R.L. ("EMOTEL") and Intelec Holdings Limitada ("Intelec") have a option for a period of five years following the commencement date, April 1, 2007. In terms of the option, Emotel and Intelec shall be entitled to acquire such numbers of further shares in and proportionate claims in and against VM, S.A.R.L. as will result in Emotel and Intelec each holding and beneficially owning, in aggregate together with their shareholding in VM, S.A.R.L. as at April 1, 2007, 10% of the issued share capital, after the exercise of the option. The option can only be exercised in a single transaction and after all obligations to Vodacom International Limited have been fully discharged. The option price is specified in the shareholders' agreement.

39.8 Smartphone SP (Proprietary) Limited put option

In terms of the shareholders' agreement amended during the current financial year, the minority shareholders of Smartphone SP (Proprietary) Limited have a put option against Vodacom Group (Proprietary) Limited, should the Group or the company terminate or fail to renew the Service Provider Agreement for any reason other than the expiry or cancellation of the Group's South African licence. The current and previous put options had a nil value at March 31, 2007, 2006 and 2005 as the conditions set out in the agreement were not met.

39.9 Smartcom (Proprietary) Limited put option

In terms of the amended agreement between Vodacom Group (Proprietary) Limited ("the Group"), Smartphone SP (Proprietary) Limited ("Smartphone") and the minority shareholders of Smartcom (Proprietary) Limited ("Smartcom"), the minority shareholders of Smartcom have a put option against the Group, should the Group reduce the standard service provider discount below the average service provider discount provided by Vodacom (Proprietary) Limited to its other service providers. The current and previous put options had a nil value at March 31, 2007, 2006 and 2005 as the conditions set out in the agreement were not met.

39.10 Congolese Wireless Network s.p.r.l. ("CWN") put option

In terms of a shareholders agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. ("CWN") has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised. The put option has a nil value as at March 31, 2007, 2006 and 2005. The option liability had a value of R249.3 million (2006: Rnil; 2005: Rnil) as at March 31, 2007 (Note 22).

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

39.11   The Somnium Family Trust ("the Trust") call option

The Somnium Family Trust granted Vodacom Ventures (Proprietary) Limited a call option to purchase such number of shares in Gogga Tracking Solutions (Proprietary) Limited from the Trust totalling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which the triggering event occurs. The option price is specified in the shareholders agreement. The option had a nil value at March 31, 2007.

39.12   WBS Holdings (Proprietary) Limited call option

The Group has purchased a 10% equity stake in WBS Holdings (Proprietary) Limited effective January 31, 2007. WBS Holdings (Proprietary) Limited has on the same date granted the Group an option to subscribe in such number of further shares as will result in the Group holding and beneficially owning, in aggregate 25.5% of the total issued ordinary share capital of the company after the exercise of the option. The option can be exercised by the Group until September 14, 2007, subject to the fulfilment of the conditions precedent as set out in the sales of shares and option agreement. The option had a nil value at March 31, 2007.

39.13   G-Mobile Holdings Limited

G-Mobile Holdings Limited granted to Vodacom Ventures (Proprietary) Limited an irrevocable call option to subscribe for such number of further shares as will result in Vodacom Ventures (Proprietary) Limited holding and beneficially owning, in aggregate together with the subscription shares 26% of the total issued share capital of G-Mobile Holding Limited after the exercise of the option at a specified price. The option had a nil value at March 31, 2007.

40. GOODWILL IMPAIRMENT TEST

The Group periodically evaluates its non-current assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group's judgements regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

Goodwill impairment tests are performed annually in terms of IFRS 3: Business Combinations ("IFRS 3") to compare the fair value of each of the cash-generating units to its carrying amount. Goodwill impairment testing is conducted at cash generating unit levels of the business and is based on a cash flow-based valuation model to determine the fair value of the cash-generating unit. The assumptions used in estimating future cash flows were based upon the business forecasts and incorporated external information from industry sources, where applicable. Changes in certain of these estimates could have an effect on the estimated fair value of the cash generating unit. Judgements in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) to be used in the valuation model. The discount rate used in the valuation model considered a targeted debt and equity mix, a market risk premium, and other factors considered with valuation methodologies.

Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each reporting unit exceeded the carrying value. Minor changes to the valuation model would not significantly impact the results of the valuation; however, if future cash flows were materially different to the forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Goodwill has been allocated for impairment testing purposes to six cash generating units of which four are in South Africa, one in the Democratic Republic of the Congo and one in Tanzania.

South Africa

The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone SP (Proprietary) Limited, Smartcom (Proprietary) Limited and Cointel V.A.S. (Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These values in use calculations use cash flow projections based on financial budgets approved by management covering a ten year period and discount rates of between 12.5% and 13.7% in Rand terms. The terminal growth rate applicable is 4.5%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.

Democratic Republic of Congo

The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 17.2% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates of 7%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

Tanzania

The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Tanzania Limited. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 15% in US Dollar terms.The terminal growth rate applicable is 8.4%. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

40. GOODWILL IMPAIRMENT TEST (CONTINUED)

March 31, 2007	South Africa	Democratic Republic of Congo	Tanzania
	Rm	Rm	Rm
Carrying amount of goodwill	790.1	132.9	8.2
Key assumption	*Expected customer base*	*Expected customer base*	*Expected customer base*
Basis for determining value(s) assigned to key assumptions	Closing customer base in the period immediately preceding the budget period increased for expected growth.	Closing customer base in the period immediately preceding the budget period increased for expected growth.	Closing customer base in the period immediately preceding the budget period increased for expected growth.
	Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation.	Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation.	Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation.
Key assumption	*ARPU*	*ARPU*	*ARPU*
Basis for determining value(s) assigned to key assumptions	Closing customer base in the period immediately preceding the budget period increased for expected growth.	Closing customer base in the period immediately preceding the budget period increased for expected growth.	Closing customer base in the period immediately preceding the budget period increased for expected growth.
	Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information.	Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information.	Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information.
Key assumption	*Gross margin*	*Gross margin*	*Gross margin*
Basis for determining value(s) assigned to key assumptions	Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements.	Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements.	Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements.
	Value assigned to key assumption reflects past experience, except for efficiency improvements.	Value assigned to key assumption reflects past experience, except for efficiency improvements.	Value assigned to key assumption reflects past experience, except for efficiency improvements.
Key assumption	*Capital expenditure*	*Capital expenditure*	*Capital expenditure*
Basis for determining value(s) assigned to key assumptions	Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll out.	Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll out.	Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll out.
	Value assigned based on managements expected network coverage roll out.	Value assigned based on managements expected network coverage roll out.	Value assigned based on managements expected network coverage roll out.

40. GOODWILL IMPAIRMENT TEST (CONTINUED)

Key assumptions	South Africa	Democratic Republic of Congo	Tanzania
Key assumption		*ZAR/USD exchange rate during the budget period*	*ZAR/TZS and USD/TZS exchange rates during the budget period*
Basis for determining value(s) assigned to key assumptions		Average market forward exchange rate over the budget period.	Average market forward exchange rate over the budget period.
		Value assigned to key assumption is consistent with external sources of information.	Value assigned to key assumption is consistent with external sources of information.

41. UNDRAWN BORROWING FACILITIES AND GUARANTEES

41.1 Rand denominated facilities and guarantees

The Group has Rand denominated credit facilities totalling R4,989.0 million with R816.0 million utilised at March 31, 2007. The facilities that are uncommitted, can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group's final acceptance.

Guarantor	Details	Beneficiary	2005 Rm	2006 Rm	2007 Rm
Vodacom (Proprietary) Limited	All guarantees less than R2.0 million.	Various	2.8	2.6	2.7
Vodacom Service Provider Company (Proprietary) Limited	All guarantees less than R2.0 million.	Various	3.0	2.8	2.6
Vodacom Service Provider Company (Proprietary) Limited	Guarantee in respect of receipt by independent intermediaries of premiums on behalf of short-term insurers and Lloyd's underwriters, and relating to short-term insurance business carried on in South Africa. Terminates on May 31, 2007.	SA Insurance Association for benefit of insurers	17.8	21.1	27.0
Smartcom (Proprietary) Limited	Guarantees for salary bank account and debit orders.	Various	3.0	2.9	3.2
Cointel VAS (Proprietary) Limited	Guarantees for operating lease and debit orders.	Various	-	-	1.5
Vodacom (Proprietary) Limited	Letter of undertaking in respect of land.	Attorneys	-	-	6.8
			26.6	29.4	43.8

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

41. UNDRAWN BORROWING FACILITIES AND GUARANTEES (CONTINUED)

41.2 Foreign denominated facilities and guarantees

The following foreign denominated facilities are in place:

Company	Details	As at March 31, 2007 Million Total facility	As at March 31, 2007 Million Utilised
Vodacom Tanzania Limited	Project finance	US$13.0	US$13.0
Vodacom International Limited	Revolving term loan	US$180.0	US$180.0
Vodacom Congo (RDC) s.p.r.l.	Various	US$17.0	US$5.1
Vodacom Lesotho (Proprietary) Limited	Overdraft facilities with various banks	M47.0	M0.0
VM, S.A.R.L.	Overdraft facility	US$0.5	US$0.0

The following foreign denominated guarantees have been issued:

Guarantor/Issuer	Details	Beneficiary	Currency	2005 Rm	2006 Rm	2007 Rm
Nedbank Limited on behalf of Vodacom (Proprietary) Limited	Unsecured standby letters of credit	Alcatel CIT	€nil (2006: €11.4 million; 2005: €40.7 million)	330.0	85.7	-
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligations of Vodacom International Limited's term loan facility * #	Standard Bank Plc and RMB International (Dublin) Limited	US$180.0 million (2006: US$180.0 million; 2005: US$nil)	1,128.8	1,114.4	1,311.9
Vodacom International Limited	Guarantees issued for the obligations of Vodacom Congo (RDC) s.p.r.l. *	Alcatel CIT	€nil (2006: €5.0 million; 2005: €5.0 million)	121.6	37.6	-
				1,580.4	1,237.7	1,311.9

* Foreign denominated guarantees amounting to R1,311.9 million (2006: R1,152.0 million; 2005: R1,189.6 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheet.

The Group is in compliance with the covenants attached to the term loan facility.

Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42. SEGMENTAL INFORMATION

Vodacom's reportable segments are geographical business units that offer comparable business products and services however they are separately managed because the mobile telecommunication and data communication business is located in South Africa and non South African countries.

Vodacom has six reportable segments: South Africa, Tanzania, Mozambique, Lesotho, Democratic Republic of the Congo, and Other. The segments offer a variety of telecommunication and data communication services as well as equipment sales.

"Other" comprises of the holding companies of the Group.

"South Africa", which is also the home country of the parent, comprises the segment information relating to the South African based cellular network as well as all the segment information of the service providers and other business segments.

"Tanzania", "Mozambique", "Lesotho", and "Democratic Republic of the Congo" comprise the segment information relating to the non South African based cellular networks.

Segment results and segment assets have been adjusted for the changes in accounting policies reflected in Note 23.

Reconciliations of reportable segments	2005 Rm	2006 Rm	2007 Rm
Segment results			
Management operating profit for reportable segments	6,978.7	8,980.6	10,983.0
Amortisation of licences, trademarks and patents and customer bases	(232.1)	(167.7)	(117.7)
Impairment of assets	(268.4)	52.8	(22.9)
Profit on sale of shares in subsidiary	-	-	17.4
Profit from operations	6,478.2	8,865.7	10,859.8
Net finance (cost)/income	23.3	(639.2)	(463.8)
Interest, dividend and other financial income	622.9	611.7	1,336.2
Finance costs	(599.6)	(1,250.9)	(1,800.0)
Profit before taxation	6,501.5	8,226.5	10,396.0
Taxation	(2,613.3)	(3,083.7)	(3,836.0)
Net profit	**3,888.2**	**5,142.8**	**6,560.0**

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42. SEGMENTAL INFORMATION (CONTINUED)

	Other	South Africa	Tanzania	Mozambique	Lesotho	DRC	Elimination	Total
2005	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Segment revenue	256.7	25,045.6	958.5	103.4	136.9	1,074.7	-	**27,575.8**
Inter-segment revenue	(256.7)	(0.8)	-	-	(3.0)	-	-	**(260.5)**
External customers segment revenue	-	25,044.8	958.5	103.4	133.9	1,074.7	-	**27,315.3**
Airtime and access	-	14,809.3	692.9	47.0	96.3	545.3	-	16,190.8
Data revenue	-	1,245.5	74.2	2.5	8.8	9.5	-	1,340.5
Interconnect revenue	-	5,469.7	153.3	39.6	22.1	238.9	-	5,923.6
Equipment sales	-	2,591.2	12.3	1.7	4.7	77.4	-	2,687.3
International airtime	-	651.6	24.9	12.4	1.8	196.1	-	886.8
Other	-	277.5	0.9	0.2	0.2	7.5	-	286.3
Management operating profit/(loss)	58.1	6,838.5	183.9	(182.8)	24.6	56.4	-	**6,978.7**
Net finance income/(cost)	3,779.1	602.4	(61.6)	77.9	(2.9)	(169.0)	(4,202.6)	**23.3**
Taxation	(543.9)	(1,937.9)	(71.6)	(5.8)	(8.7)	(45.4)	-	**(2,613.3)**
Net profit/(loss)	1,779.3	5,215.6	49.8	(377.9)	12.9	(164.6)	(2,626.9)	**3,888.2**
Other material non-cash items included in segment profit/(loss):								
Depreciation and amortisation	(3.9)	(2,376.7)	(161.3)	(75.3)	(23.6)	(202.4)	-	**(2,843.2)**
Impairments of assets recognised	-	-	-	(268.4)	-	-	-	**(268.4)**
Assets								
Reportable segment assets	10,979.8	19,409.5	1,416.6	532.4	111.1	1,936.3	(11,790.9)	**22,594.8**
Included in reportable segment assets :								
Additions to property, plant and equipment and intangible assets	23.2	2,776.8	233.6	114.9	9.8	335.5	-	**3,493.8**
Non-current assets other than financial instruments and deferred taxation	9.6	9,460.8	1,107.3	425.1	88.2	1,570.2	825.8	**13,487.0**
Liabilities								
Reportable segment liabilities	(5,717.5)	(14,545.7)	(787.0)	(989.4)	(51.3)	(1,934.9)	9,318.9	**(14,706.9)**

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42. SEGMENTAL INFORMATION (CONTINUED)

	Other	South Africa	Tanzania	Mozambique	Lesotho	DRC	Eliminations	Total
2006	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Segment revenue	274.2	31,089.8	1,311.8	158.3	170.1	1,334.2	-	**34,338.4**
Inter-segment revenue	(274.2)	(8.5)	(5.2)	(5.3)	(1.6)	(1.1)	-	**(295.9)**
External customers segment revenue	-	31,081.3	1,306.6	153.0	168.5	1,333.1	-	**34,042.5**
Airtime and access	-	18,169.2	988.9	71.8	120.9	735.0	-	**20,085.8**
Data revenue	-	1,884.8	108.0	3.5	15.8	25.5	-	**2,037.6**
Interconnect revenue	-	6,141.6	188.0	57.5	26.5	283.2	-	**6,696.8**
Equipment sales	-	3,902.4	5.4	0.4	4.2	73.2	-	**3,985.6**
International airtime	-	720.8	14.3	19.5	0.7	215.9	-	**971.2**
Other	-	262.5	2.0	0.3	0.4	0.3	-	**265.5**
Management operating profit/(loss)	(23.3)	8,762.9	263.6	(196.8)	50.9	123.3	-	**8,980.6**
Net finance income/(cost)	8,306.0	(357.7)	(86.1)	(364.4)	(0.1)	(237.4)	(7,899.5)	**(639.2)**
Taxation	(679.8)	(2,403.4)	(31.5)	-	(18.3)	49.3	-	**(3,083.7)**
Net profit/(loss)	7,226.3	5,842.0	140.6	(508.5)	32.4	(71.4)	(7,518.6)	**5,142.8**
Other material non-cash items included in segment profit/(loss):								
Depreciation and amortisation	(2.8)	(2,451.5)	(201.5)	(68.2)	(16.0)	(255.8)	-	**(2,995.8)**
Impairments of assets reversed	-	-	-	52.8	-	-	-	**52.8**
Assets								
Reportable segment assets	14,391.1	20,642.0	1,348.6	527.2	136.8	1,992.9	(14,270.8)	**24,767.8**
Included in reportable segment assets :								
Additions to property, plant and equipment and intangible assets	16.5	4,383.0	321.5	121.4	25.9	273.2	-	**5,141.5**
Non-current assets other than financial instruments and deferred taxation	55.7	11,902.1	950.1	396.4	101.4	1,563.4	720.4	**15,689.5**
Liabilities								
Reportable segment liabilities	(6,108.1)	(17,292.4)	(613.1)	(1,030.3)	(52.1)	(2,527.9)	11,528.4	**(16,095.5)**

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42. SEGMENTAL INFORMATION (CONTINUED)

	Other	South Africa	Tanzania	Mozambique	Lesotho	DRC	Eliminations	Total
2007	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Segment revenue	388.4	37,050.2	1,729.3	269.0	227.5	1,914.4	-	**41,578.8**
Inter-segment revenue	(388.4)	(11.6)	(7.4)	(10.0)	(2.1)	(12.9)	-	**(432.4)**
External customers segment revenue	-	37,038.6	1,721.9	259.0	225.4	1,901.5	-	**41,146.4**
Airtime and access	-	21,045.3	1,282.4	131.6	165.3	1,082.9	-	**23,707.5**
Data revenue	-	3,112.9	146.5	8.1	22.5	51.7	-	**3,341.7**
Interconnect revenue	-	7,058.0	257.8	80.1	31.7	408.0	-	**7,835.6**
Equipment sales	-	4,604.9	19.4	4.4	4.2	66.2	-	**4,699.1**
International airtime	-	961.8	15.4	34.6	1.3	292.7	-	**1,305.8**
Other	-	255.7	0.4	0.2	0.4	-	-	**256.7**
Management operating profit/(loss)	46.8	10,383.6	347.0	(154.1)	74.9	284.8	-	**10,983.0**
Net finance income/(cost)	3,346.4	(475.3)	(43.6)	34.5	(0.8)	(287.8)	(3,037.2)	**(463.8)**
Taxation	(799.2)	(2,922.0)	(112.1)	(42.0)	(18.9)	58.2	-	**(3,836.0)**
Net profit/(loss)	2,102.9	6,870.4	190.7	(184.4)	55.2	47.4	(2,522.2)	**6,560.0**
Other material non-cash items included in segment profit/(loss):								
Depreciation and amortisation	(2.2)	(2,688.6)	(237.8)	(84.8)	(22.1)	(325.7)	-	**(3,361.2)**
Impairments of assets	-	-	-	(22.9)	-	-	-	**(22.9)**
Assets								
Reportable segment assets	13,183.2	23,207.0	2,424.4	690.9	169.5	2,692.0	(13,896.8)	**28,470.2**
Included in reportable segment assets :								
Additions to property, plant and equipment and intangible assets	182.3	5,458.3	957.6	85.2	25.0	506.0	-	**7,214.4**
Non-current assets other than financial instruments and deferred taxation	230.1	14,949.8	1,864.9	459.4	104.3	2,036.1	604.1	**20,248.7**
Liabilities								
Reportable segment liabilities	(7,693.4)	(16,746.1)	(1,123.0)	(1,261.2)	(66.2)	(3,272.7)	11,339.4	**(18,823.2)**

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

43. INTERESTS IN SUBSIDIARIES

The information discloses interests in subsidiaries material to the financial position of the Group. The interest in the ordinary share capital is representative of the voting power.

RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MZ – Mozambique; DRC – Democratic Republic of the Congo; MAU – Mauritius; C – Cellular; MSC – Management services company; PROP – Property company; OTH - Other

* Dormant as at March 31, 2007.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

43. INTERESTS IN SUBSIDIARIES (CONTINUED)

	Country of incorporation	Issued share sapital			Interest in issued ordinary share capital		
		2005	2006	2007	2005 %	2006 %	2007 %
Cellular network operators							
Vodacom (Proprietary) Limited (C)	RSA	R100	R100	R100	100	100	100
Vodacom Lesotho (Proprietary) Limited (C)	LES	M4,180	M4,180	M4,180	88.3	88.3	88.3
Vodacom Tanzania Limited (C)	TZN	TZS10,000	TZS10,000	TZS10,000	65	65	65
VM, S.A.R.L. (C)	MZ	US$60,000,000	US$60,000,000	US$60,000,000	98	98	98
Vodacom Congo (RDC) s.p.r.l(C)	DRC	US$1,000,000	US$1,000,000	US$1,000,000	51	51	51
Service providers							
Vodacom Service Provider Company (Proprietary) Limited (C)	RSA	R20	R20	R20	100	100	100
Smartphone SP (Proprietary) Limited (C)	RSA	R20,000	R20,000	R20,000	51	51	70
Smartcom (Proprietary) Limited (C)	RSA	R1,000	R1,000	R1,000	43.7	43.7	61.7
Cointel V.A.S. (Proprietary) Limited (C)	RSA	-	R10,204	R10,204	-	51	70
Other							
VSP Holdings (Proprietary) Limited (MSC)	RSA	R1,020	R1,020	R1,020	100	100	100
Vodacom Satellite Services (Proprietary) Limited (OTH)*	RSA	R100	R100	R100	100	100	100
GSM Cellular (Proprietary) Limited (OTH) *	RSA	R1,200	R1,200	R1,200	100	100	100
Vodacom Venture No. 1 (Proprietary) Limited (MSC) *	RSA	R810	R810	R810	100	100	100
Vodacom Equipment Company (Proprietary) Limited (OTH) *	RSA	R100	R100	R100	100	100	100
Vodacare (Proprietary) Limited (C) *	RSA	R100	R100	R100	100	100	100
Vodacom International Holdings (Proprietary) Limited (MSC)	RSA	R100	R100	R100	100	100	100
Vodacom International Limited (MSC)	MAU	US$100	US$100	US$100	100	100	100
Vodacom Properties No.1 (Proprietary) Limited (PROP)	RSA	R100	R100	R100	100	100	100
Vodacom Properties No.2 (Proprietary) Limited (PROP)	RSA	R1,000	R1,000	R1,000	100	100	100
Stand 13 Eastwood Road Dunkeld West (Proprietary) Limited (PROP)	RSA	R100	R100	R100	51	51	70
Ithuba Smartcall (Proprietary) Limited (OTH)	RSA	R100	R100	R100	26.5	26.5	36.4
Smartcall Smartlife (Proprietary) Limited (OTH)	RSA	-	-	R100	-	-	63.0
Vodacom Tanzania Limited (Zanzibar) (OTH) *	TZN	TZS10,000	TZS10,000	TZS10,000	100	100	100
Joycell Shops (Proprietary) Limited (OTH) *	RSA	R100	R100	R100	100	100	100
Marble Gold Investments (Proprietary) Limited (OTH) *	RSA	-	R100	R100	-	100	100
Vodacom Ventures (Proprietary) Limited (OTH)	RSA	-	R120	R120	-	100	100

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

44. INTERESTS IN JOINT VENTURES

The introduction of Mobile Number Portability ("MNP") as mandated by the Independent Communications Authority of South Africa in terms of Section 96 of the Telecommunications Act of 1996 was set for commencement, July 1, 2006. In response to the introduction of MNP it was necessary for the formation of a company to provide all the services necessary to allow the existing three incumbent mobile operators to offer MNP.

National Porting Company (Proprietary) Limited was formed for the express purpose of providing all the necessary services required for MNP by Vodacom, MTN and Cell C.

National Porting Company (Proprietary) Limited is owned equally by all three operators and they contributed the required necessary financial resources directly proportional to their shareholding. MNP was officially launched on November 10, 2006.

Effective September 20, 2006, Vodacom (Proprietary) Limited acquired a 33.3% stake in National Porting Company (Proprietary) Limited by acquiring 100 shares for R1. Each shareholder advanced to National Porting Company (Proprietary) Limited funding by way of shareholders loans. As at March 31, 2007 the shareholder loan balance was R6.0 million (Note 18).

	National Porting Company (Proprietary) Limited
Interest held	**33%**
	Rm
The Group's proportionate share of assets and liabilities:	
Property, plant and equipment	*
Intangible assets	6.3
Current assets	2.2
Total assets	8.5
Long-term liabilities	(6.0)
Inter company creditors	(3.0)
Current liabilities	(0.6)
Net liabilities	(9.6)
The Group's proportionate share of revenue and expenditure:	
Revenue	0.4
Loss before taxation	(1.1)
Taxation	-
Net loss	(1.1)
The Group's proportionate share of cash flows:	
Net cash flows from operating activities	(1.0)
Net cash flows utilised in investing activities	(7.0)
Net cash flows from financing activities	9.0
Net cash flow	1.0
The Group's proportionate share of contingent liabilities and capital commitments:	
Contingent liabilities	-
Capital commitments	-

* Amounts less than R50 000

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45. US GAAP INFORMATION

The consolidated annual financial statements have been prepared in accordance with IFRS, which differs in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The Group adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised): Share-Based Payments ("SFAS 123(R)") as of April 1, 2006 on a modified retrospective basis. The reconciliations below reflect the impacts of this change in accounting principle. Further information regarding this change is presented in note (a) below. The effect of applying US GAAP principles to net profit and shareholders' equity is set out below along with an explanation of applicable differences between IFRS and US GAAP:

	Notes	2005 Rm	2006 Rm	2007 Rm
Net profit as reported in accordance with IFRS – restated		3,888.2	5,142.8	6,560.0
Attributable to minority interests	(j)	(30.8)	(116.7)	(217.6)
Net profit attributable to equity shareholders		3,857.4	5,026.1	6,342.4
Adjustments increasing/(decreasing) net profit:				
Business combinations	(m)	(4.8)	-	(7.2)
Derivative financial instruments		7.8	7.8	7.8
Income taxation – other differences	(f)	(98.7)	(201.1)	(37.9)
Impairment	(k)	-	(59.9)	22.8
Inventory write down reversal	(n)	-	-	(18.6)
Put option revaluation	(o)	-	-	249.3
Net profit in accordance with US GAAP – as adjusted		3,761.7	4,772.9	6,558.6
Total equity as reported in accordance with IFRS – restated		7,887.9	8,672.3	9,647.0
Attributable to minority interests	(j)	(128.7)	(283.3)	(221.2)
Equity attributable to equity holders of the parent		7,759.2	8,389.0	9,425.8
Adjustments increasing/(decreasing) shareholders' equity:				
Business combination	(m)	-	-	(7.2)
Goodwill – amortisation of taxation rate difference	(f)	(17.7)	(17.7)	(17.7)
Goodwill – non-amortisation	(b)	194.6	194.6	194.6
Goodwill – accumulated translation differences	(c)	(10.3)	(10.6)	(6.0)
Income taxation – other differences	(f)	(1,076.0)	(1,274.2)	(1,309.2)
Inventory write down reversal	(n)	-	-	(18.6)
Impairment	(k)	-	(59.9)	(37.1)
Shareholders' equity in accordance with US GAAP – as adjusted		6,849.8	7,221.2	8,224.6

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45. US GAAP INFORMATION (CONTINUED)

SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

	Notes	2005 Rm	2006 Rm	2007 Rm
Movements in shareholders' equity in accordance with US GAAP				
Balance at beginning of the year – as previously reported		6,727.9	6,881.7	-
Adjustments (Note 45 a)		(22.3)	(31.9)	-
Balance at beginning of the year – restated		6,705.6	6,849.8	7,221.2
Net profit for the year		3,761.7	4,772.9	6,558.6
Dividends declared		(3,400.0)	(4,500.0)	(5,400.0)
Foreign currency translation reserve adjustment		(61.4)	103.4	99.0
Acquired reserves from the minorities of Vodacom Congo (RDC) s.p.r.l.		(151.3)	-	-
Gain on derivatives – reclassified to earnings, net of taxation		(4.8)	(4.9)	(4.9)
Put option liability revaluation		-	-	(249.3)
Balance at end of the year		6,849.8	7,221.2	8,224.6

(a) Deferred bonus incentive scheme

Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period is based on the net present value of expected future cash payments as determined under the bonus formula over the vesting period.

Under US GAAP the Group previously accounted for the deferred bonus incentive scheme, in accordance with FIN 28:: Accounting for Stock Appreciation Rights and Other Variable Stock Option Awards Plans an Interpretation of APB Opinions no. 15 and 25 ("FIN 28*"), whereby compensation costs were recognised over the service period or the vesting period if the service period was not defined, based upon the undiscounted value of the entitlements.

In 2007, the Group changed its accounting policy related to the accounting for the deferred bonus scheme. The Group adopted SFAS 123(R) as of April 1, 2006 on a modified retrospective basis. While SFAS 123(R) only addresses stock based compensation; it also superseded FIN 28, which the Group had been applying by analogy. Accordingly, the Group changed its accounting policy to align its US GAAP accounting with the IFRS treatment.

The impact of this change in accounting policy decreased net profit with R3.7 million and R9.6 million for the years ended March 2006 and 2005, respectively.

(b) Goodwill – non-amortisation

The Group adopted IFRS 3: Business Combinations ("IFRS 3") from April 1, 2004, under which acquired goodwill is no longer amortised, but tested for impairment at least annually (or more frequently if impairment indicators arise). Accordingly, goodwill arising from the Group's investments is not subject to amortisation as from April 1, 2004.

Under US GAAP, SFAS 142: Goodwill and Other Intangible Assets ("SFAS 142") is consistent with IAS 38: Intangible Assets ("IAS 38") and IFRS 3 which was adopted by the Group from April 1, 2004. From this date goodwill is no longer amortised.

(c) Goodwill – translation of goodwill arising on the acquisition of a foreign entity

Under IFRS and US GAAP, goodwill arising on the acquisition of a foreign entity is treated as an asset of the entity and translated at the foreign exchange rate ruling at the balance sheet date. The resulting foreign exchange transaction gain or loss is recorded in equity. The difference in the carrying values of goodwill under IFRS and US GAAP which are summarised below, results in a difference in the accumulated translation amount recorded in equity.

A reconciliation of goodwill reported under IFRS at the balance sheet date to the amounts determined under US GAAP is as follows:

	2005 Rm	2006 Rm	2007 Rm
Included in total goodwill reported under IFRS	413.5	483.9	931.2
Goodwill not amortised under US GAAP	205.0	205.0	205.0
Business combination (Note 45 m)	136.0	136.0	28.1
Additional goodwill – income taxation rate change (Note 45 f)	71.5	50.5	71.9
Translation difference on goodwill balance	(10.3)	(10.6)	(6.0)
As adjusted under US GAAP	815.7	864.8	1,230.2

45. US GAAP INFORMATION (CONTINUED)

(d) Income taxes – additional temporary differences

Under IFRS, no deferred taxation liability was recognised in respect of intangible assets acquired other than in a business combination where there was a difference at the date of acquisition between the assigned values and the taxation bases of the assets.

Under US GAAP, a deferred taxation liability (and corresponding increase in assets acquired) is recognised for all temporary differences between the assigned values and the taxation bases of intangible assets acquired. The recording of such deferred taxation liability has no net impact on net income or shareholder's equity as determined under US GAAP as the decrease in income taxation expense is offset by a corresponding increase in amortisation (Note 45 g).

(e) Derivative financial instruments

The Group adopted IAS 39: Financial Instruments – Recognition and Measurement ("IAS 39") and SFAS 133: Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") on April 1, 2001.

Under IFRS, upon adoption of IAS 39 the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS 39 had been designated as either fair value or cash flow hedges but do not qualify as hedges under IAS 39, is recognised as an adjustment of the opening balance of retained earnings at the beginning of the financial year IAS 39 is initially applied. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the consolidated income statement.

Under US GAAP, upon adoption of SFAS 133, the difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been cash flow type hedges but do not qualify as hedges under SFAS 133, is recognised as a cumulative effect adjustment of other comprehensive income in the year SFAS 133 is initially applied. This amount is subsequently released into earnings in the same period or periods during which the hedged transaction affects earnings. During the year ended March 31, 2007 R7.8 million (2006: R7.8 million; 2005: R7.8 million) was released into earnings. The difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been fair value type hedges, is recognised as a cumulative effect adjustment in earnings. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the consolidated income statement.

The Group's interest rate swaps are classified as trading instruments under IFRS. Under US GAAP, such swaps are classified based on the maturity date of the swaps. Accordingly, some swaps are classified as long-term under US GAAP.

(f) Income taxation – other differences

Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the government have the substantive effect of actual enactment. The Group's deferred taxation assets and liabilities at March 31, 2005 were recorded at the substantially enacted taxation rate of 29%.

The taxation rate in South Africa varies depending on whether income is distributed. Upon distribution an additional taxation Secondary Taxation on Companies ("STC") of 12.5% is due based on the amount of the dividends net of the STC credit for dividends received during a dividend cycle.

In conformity with IFRS, the Group reflects the STC as a component of the income taxation charge for the period in which dividends are declared. IFRS also requires that deferred taxation be provided for at the undistributed rate of 29%.

For the purpose of US GAAP, under SFAS 109: Accounting for Income Taxes ("SFAS 109"), measurement of current and deferred taxation liabilities and assets is based on provisions of the enacted taxation law; the effects of future changes in taxation laws or rates are not anticipated. Therefore, the enacted rate of 30% was used for all taxation amounts (prior to the calculation of STC) until the change in the taxation law became enacted during the Group's fiscal year ended March 31, 2006. Temporary differences should be tax effected using the taxation rate that will apply when income is distributed, i.e. an effective rate of 36.89% (2006: 36.89%; 2005: 37.78%) including STC.

The Group has therefore computed the estimated STC that would become payable upon distribution of relevant undistributed earnings and accrued that amount as an additional liability for US GAAP purposes.

The use of the higher rate not only affects the measurement of deferred taxation assets and liabilities, and hence the taxation charge for any period, but because temporary differences in a business combination need to be tax effected at the higher rate there is a consequent effect on the amount of goodwill recognised in a business combination under US GAAP.

In addition, SFAS 109 prohibits recognition of deferred taxation assets or liabilities that under SFAS 52: Foreign Currency Translation ("SFAS 52") are remeasured from local currency into the functional currency using historical exchange rates and that result from either changes in exchanges rates or indexing for taxation purposes. The functional currency of Vodacom Congo (RDC) s.p.r.l. is the USD and it benefits from indexing for local Democratic Republic of the Congo taxation purposes which gives rise to a deferred taxation loss for IFRS purposes of R98.5 million at March 31, 2007 (2006: R100.9 million benefit), that is not recognised under US GAAP.

45. US GAAP INFORMATION (CONTINUED)

(g) Deferred taxation

The taxation effects of the US GAAP adjustments have been calculated based on the enacted taxation rate of 36.89% (2006: 36.89%; 2005: 37.78%).

A reconciliation of the deferred taxation balances under IFRS to the approximate amounts determined under US GAAP, where materially different, is as follows:

	2005 Rm	2006 Rm	2007 Rm
Net deferred taxation liabilities:			
As reported under IFRS	164.0	304.7	371.2
Additional temporary differences (Note 45 d)	38.9	37.7	136.4
Business combination (Note 45 m)	(62.4)	(41.0)	12.7
Income taxation – other difference (Note 45 f)	1,165.2	1,342.4	1,398.8
As adjusted under US GAAP	1,305.7	1,643.8	1,919.1

Under IFRS, deferred taxation assets on deductible temporary differences are only recognised to the extent that it is probable that the future taxable profit will allow the deferred taxation asset to be recovered.

Under US GAAP, deferred taxation assets are recognised on all temporary differences. A valuation allowance is recognised if it is more likely than not that the asset will not be recovered. For US GAAP purposes, an additional deferred taxation asset and a corresponding valuation adjustment allowance of R363.0 million (2006: R279.4 million; 2005: R109.3 million) have no effect on the net shareholder's equity for the current year.

(h) Capitalised interest

Under IFRS, interest cost incurred during the construction period is expensed as incurred.

Under US GAAP, interest cost incurred during the construction period (i.e. period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) is capitalised. The capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Capitalised interest was nil for the years ended March 31, 2007, 2006 and 2005 as the effect of capitalising interest, as compared with the effect of expensing interest, was not material.

(i) Joint ventures

Under IFRS, investments qualifying as joint ventures are accounted for under the proportionate consolidation method of accounting. Under the proportionate consolidation method, the venturer records its share of each of the assets, liabilities, income and expenses of the jointly controlled entity on a line-by-line basis with similar items in the venturer's financial statements. The venturer continues to record its share of losses in excess of its net investment of the joint venture.

Under US GAAP, joint ventures are accounted for under the equity method of accounting. Under the equity method, an investment in a joint venture is shown in the consolidated balance sheet of an investor as a single amount. Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount. Typically an investor discontinues applying the equity method when its net investment (including net advances) is reduced to zero, unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support from the investee.

In 2007 the Group proportionately consolidated National Porting Company (Proprietary) Limited ("NPC"). The summarised financial statement information for NPC relating to the Group's pro rata interest is set out in Note 44. Under US GAAP, the Group's share of losses of NPC does not exceed the carrying amount of the investment in the joint venture.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45. US GAAP INFORMATION (CONTINUED)

(j) Minority interest

Under IFRS, net profit attributable for minority interests is included in the Group's net profit. Under US GAAP, net income attributable for minority interest is presented as a single line item between the deduction for income taxes and income from continuing operations.

The Group adopted IAS 27: Consolidated and Separate Financial Statements ("IAS 27"), from April 1, 2004. In accordance with the guidance, the Group has reclassified its minority interest in the consolidated balance sheet from a liability into equity. The Group applied this reclassification retrospectively.

Under US GAAP, minority interest is recorded outside of equity. Therefore, the minority interest under US GAAP is reclassified at the end of each fiscal year in the shareholders' equity reconciliation.

(k) Impairment

In 2006, the Group reversed an impairment loss under IFRS, which is not allowed under US GAAP.

In 2007, the Group recognised an impairment loss under IFRS related to its operations in Mozambique. Under US GAAP, the Group evaluates the recoverability of long-lived assets, using undiscounted cash flows and determined that the carrying amount of the assets in Mozambique were recoverable. As a result, the IFRS impairment loss was not recognised under US GAAP.

(l) Comprehensive income

Comprehensive income under US GAAP and accumulated other comprehensive income balances under US GAAP are summarised as follows:

	2005 Rm	2006 Rm	2007 Rm
Net income under US GAAP	3,761.7	4,772.9	6,558.6
Other comprehensive income /(loss):			
Foreign currency translation adjustment	(61.4)	103.4	99.0
Gain on derivatives - reclassified to earnings net of tax	(4.8)	(4.9)	(4.9)
Other comprehensive income/(loss)	(66.2)	98.5	94.1
Comprehensive income	3,695.5	4,871.4	6,652.7
Accumulated other comprehensive income balances:			
Cumulative foreign currency translation adjustments	(408.2)	(304.8)	(205.8)
Cumulative effect adjustment of adoption of SFAS 133	18.0	13.1	8.2

45. US GAAP INFORMATION (CONTINUED)

(m) Business combinations

Under IFRS, the Group elected to fair value 100% of the assets acquired and liabilities assumed, including minority interests. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.

Under US GAAP, the Group fair values the percentage of the assets acquired, liabilities assumed and contingent liabilities, excluding minority interests. Similar to IFRS, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill. As a result, the carrying amount of the goodwill for US GAAP purposes is adjusted to reflect the different values assigned to the intangibles.

Under IFRS and US GAAP, losses are generally only allocated to the minority interest up to the amount of the minority's equity in the subsidiary entity. In 2004, the minority interest allocation was a net profit under US GAAP, and a net loss under IFRS (due to the additional amortisation expense). Therefore, there was no minority interest allocation under IFRS, and thus there was a GAAP difference effecting net income. In 2005, the minority interest allocation under both IFRS and US GAAP was a net profit. Therefore, in accordance with IAS 27, the IFRS allocation to minority interest was net of the loss not allocated to the minority in 2004. No difference in shareholders' equity exists at the end of 2005.

During the 2007 financial year, the Group acquired non-controlling interests in several of its subsidiaries. The Group's IFRS accounting policy is to account for such transactions using the "parent entity extension method". Under this method, the assets and liabilities of the subsidiary were not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest's share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition was therefore reflected as goodwill. Under US GAAP, these were accounted for using the purchase method. The acquired assets and liabilities were recorded at fair value, resulting in additional amortisation under US GAAP. The minority interest allocation under US GAAP is also difference from that under IFRS.

(n) Inventory write-downs

During the 2007 financial year, the Group reversed inventory write downs which had been recognised in previous years. US GAAP prohibits the reversal of inventory write downs

(o) Put option revaluation

Under IFRS, the redemption amount of the Congolese Wireless Networks s.p.r.l. put option (Note 39) is recorded as a liability, with changes in this amount recorded through the consolidated income statement. Under US GAAP, the obligation under the put option is accounted for by analogy to EITF D-98: Classification and Measurement of Redeemable Securities ("EITF D-98") with the carrying value of the minority interest being increased to the redemption amount. The Group has elected to record the changes in the redemption amount directly in retained earnings.

(p) Revenue recognition

Under US GAAP, the Group applies Emerging Issues Task Force ("EITF") No. 00-21: Revenue Arrangements with Multiple Deliverables ("EITF 00-21") to its revenue arrangements with multiple deliverables. This application has not resulted in a difference between the revenue recognised under US GAAP and IFRS.

(q) Recent accounting pronouncements

The FASB has issued Statement 157: Fair Value Measurements ("SFAS 157") that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently evaluating the impact of SFAS 157 on its results of operations, financial position and cash flows

On September 29, 2006, the FASB issued FASB Statement No. 158: Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R ("SFAS 158"). This new standard requires an employer to: (a) recognise in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); (c) recognise changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organisation; and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

45. US GAAP INFORMATION (CONTINUED)

(q) Recent accounting pronouncements (continued)

The requirement to recognise the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for entities with publicly traded equity securities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Group does not expect the adoption of SFAS 158 to have a material impact on its operations, financial position or cash flows.

On February 15, 2007, the FASB issued Statement 159: The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 ("SFAS 159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS159, entities that elect the fair value option will report unrealised gains and losses in earnings. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs, as discussed in paragraph 9 of the Statement. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Group is currently evaluating the impact of SFAS 159 on its results of operations, financial position and cash flows.

The FASB has issued FIN 48: Accounting for Uncertainty in Income Taxes – an interpretation of FASB 109 ("FIN 48") to clarify the accounting for uncertainty in income taxes recognised in an enterprise's financial statements in accordance with Statement 109: Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact of FIN 48 on its results of operations, financial position and cash flows.

46. NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements adopted at March 31, 2007

The Group adopted the following revised and new International Financial Reporting Standards prior to their effective dates in the current financial year:

IFRS 8	Operating Segments
IFRIC 8	Scope of IFRS 2

The Group adopted the following revised and new International Financial Reporting Standards in accordance with their effective dates during the current financial year:

IAS 21 (revised)	The Effects of Changes in Foreign Exchange Rates
IAS 39 (revised)	Financial Instruments: Recognition and Measurement
IFRIC 7	Applying the Restatement Approach under IAS 29
AC 502	Substantively Enacted Tax Rates and Tax Laws

The adoption of IFRIC 7, IFRIC 8 and IAS 39 had no impact on the Group's results or cash flow information for the year ended March 31, 2007.

Refer to Note 23 for the effect of the above adoption of IAS 21 (revised) on the financial statements. The adoption of the other above mentioned standards did not impact the financial statements.

Accounting pronouncements not adopted at March 31, 2007

In August 2005 the IASB amended IAS 1: Presentation of Financial Statements ("IAS 1") to add requirements for disclosure about capital. These disclosure requirements include the entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements and if it has not complied, the consequences of such non-compliance.

These disclosure requirements apply to all entities, effective for annual periods beginning on or after January 1, 2007, with earlier adoption encouraged.

The Group will adopt the revised IAS 1 during the 2008 financial year and is currently evaluating the effects of the standard.

In August 2005 the IASB issued IFRS 7: Financial Instruments: Disclosures ("IFRS 7"). The standard is effective for annual periods commencing on or after January 1, 2007. The standard adds certain new disclosures about financial instruments to those currently required by IAS 32: Financial Instruments: Disclosure and Presentation ("IAS 32"). The standard replaces the disclosures currently required by IAS 30: Disclosures in the Financial Statements of Banks and Similar Financial Institutions ("IAS 30"). The standard therefore combines all of those financial instruments disclosures together in a new standard.

The Group will adopt IFRS 7 during the 2008 financial years and is currently evaluating the effects of the standard.

In March 2006 the IASB issued IFRIC 9: Reassessment of Embedded Derivatives ("IFRIC 9"). The interpretation is effective for annual periods beginning on or after June 1, 2006. IAS 39: Financial Instruments: Recognition and Measurement ("IAS 39") requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives.

IFRIC 9 addresses:

- Whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract.
- Whether a first-time adopter of IFRSs should make its assessment on the basis of the conditions that existed when the entity first became a party to the contract, or those prevailing when the entity adopts IFRSs for the first time.

The Group will adopt IFRIC 9 during the 2008 financial years and is currently evaluating the effects of the interpretation.

VODACOM GROUP (PROPRIETARY) LIMITED

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

46. NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Accounting pronouncements not adopted at March 31, 2007 (continued)

In July 2006 the IASB issued IFRIC 10: Interim Financial Reporting and Impairment ("IFRIC 10") effective for annual periods beginning on or after November 1, 2006. The Interpretation addresses an apparent conflict between the requirements of IAS 34: Interim Financial Reporting ("IAS 34") and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets.

IFRIC 10 concludes that:

▪ An entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost; and
▪ An entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards.

The Group will adopt IFRIC 10 during the 2008 financial year and is currently evaluating the effect of the interpretation.

In November 2006 the IASB issued IFRIC 11: IFRS 2 Group and Treasury Share Transactions ("IFRIC 11") effective for annual periods beginning on or after March, 1 2007. The Interpretation clarifies the application of IFRS 2: Share-based Payment to certain share-based payment arrangements involving the entity's own equity instruments and to arrangements involving equity instruments of the entity's parent. IFRIC 11 concluded that when an entity receives services as consideration for rights to its own equity instruments, the transaction should be accounted for as equity-settled.

The Group will adopt IFRIC 11 during the 2008 financial year and is currently evaluating the effect of the interpretation.

In November 2006 the IASB issued IFRIC 12 Service Concession Arrangements ("IFRIC 12")effective for annual periods beginning on or after January 1, 2008. The Interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The Interpretation states that for arrangements falling within its scope (essentially those where the infrastructure assets are not controlled by the operator), the infrastructure assets are not recognised as property, plant and equipment of the operator.
Rather, depending on the terms of the arrangement, the operator will recognise:

▪ A financial asset (where the operator has an unconditional right to receive a specified amount of cash or other financial asset over the life of the arrangement); or
▪ An intangible asset (where the operator's future cash flows are not specified – e.g. where they will vary according to usage of the infrastructure asset); or
▪ Both a financial asset and an intangible asset where the operator's return is provided partially by a financial asset and partially by an intangible asset.

The Group will adopt IFRIC 12 during the 2009 financial year and is currently evaluating the effect of the interpretation.

In March 2007 the IASB issued a revision to IAS 23: Borrowing Costs ("IAS 23") effective for annual periods beginning on or after January 1, 2009. The revised Standard removes the option of recognising immediately as an expense those borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised Standard does not apply to borrowing costs directly attributable to the acquisition, construction or production of qualifying assets measured at fair value or inventories that are manufactured, or otherwise produced, in large quantities on a repetitive basis.

The Group will adopt the revised IAS 23 during the 2010 financial year and is currently evaluating the effects of the standard.

AC 503 Accounting for BEE transactions ("AC 503") deals with black economic empowerment transactions where the fair value of cash and other assets received is less than the fair value of the equity instruments granted to the black economic empowerment candidates. Furthermore, AC 503 only applies where the difference is as a result of the entity obtaining black economic empowerment equity credentials. This standard is effective for periods beginning on or after May 1, 2006

The Group will adopt AC 503 during the 2008 financial year and is currently evaluating the effect of the standard.